Form 20-F
period 2002-12-31
SANITEC INTERNATIONAL SA
filed 2003-06-24
CIK 1212491

AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 24, 2003
================================================================================
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                          ____________________________

                                    FORM 20-F
                          ____________________________

              ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2002

                       COMMISSION FILE NUMBER: 333-102846
                          ____________________________

                           SANITEC INTERNATIONAL S.A.

             (Exact name of Registrant as specified in its charter)
                          ____________________________

                                   LUXEMBOURG
                 (Jurisdiction of Incorporation or Organization)

                         19-21 BOULEVARD DU PRINCE HENRI
                                L-1724 LUXEMBOURG
                             RC LUXEMBOURG B 82 055
                    (Address of Principal Executive Offices)


SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:
None


SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:
None

SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(D) OF THE ACT: 9% senior notes due May 15, 2012.

INDICATE THE NUMBER OF OUTSTANDING SHARES OF EACH OF THE ISSUER'S CLASSES OF CAPITAL OR COMMON STOCK AS OF THE CLOSE OF THE PERIOD COVERED BY THIS ANNUAL
REPORT: n/a

INDICATE BY CHECK MARK WHETHER THE REGISTRANT (1) HAS FILED ALL REPORTS REQUIRED TO BE FILED BY SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 DURING THE PRECEDING 12 MONTHS (OR FOR SUCH SHORTER PERIOD THAT THE REGISTRANT WAS REQUIRED TO FILE SUCH REPORTS), AND (2) HAS BEEN SUBJECT TO SUCH FILING REQUIREMENTS FOR THE PAST 90 DAYS.

   YES       /X/        NO       / /

INDICATE BY CHECK MARK WHICH FINANCIAL STATEMENT ITEM THE REGISTRANT HAS ELECTED TO FOLLOW.

 ITEM 17     / /    ITEM 18    /X/


================================================================================



                                TABLE OF CONTENTS

                                                                                                               PAGE

ITEM 1.       IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS..............................................1


ITEM 2.       OFFER STATISTICS AND EXPECTED TIMETABLE............................................................1


ITEM 3.       KEY INFORMATION....................................................................................1

         3.A.     Selected Financial Data........................................................................1
         3.B.     Capitalization and Indebtedness................................................................4
         3.C.     Reasons for the Offer and Use of Proceeds......................................................4
         3.D.     Risk Factors...................................................................................4

ITEM 4.       INFORMATION ON THE COMPANY........................................................................14

         4.A.     History and Development of the Company........................................................14
         4.B.     Business Overview.............................................................................15
         4.C.     Organizational Structure......................................................................27
         4.D.     Property, Plant and Equipment.................................................................29

ITEM 5.       OPERATING AND FINANCIAL REVIEW AND PROSPECTS......................................................31

         5.A.     Operating Results.............................................................................37
         5.B.     Liquidity and Capital Resources...............................................................49
         5.C.     Research and Development......................................................................52
         5.D.     Trend Information.............................................................................53

ITEM 6.       DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES........................................................53

         6.A.     Directors and Senior Management...............................................................53
         6.B.     Compensation..................................................................................57
         6.C.     Board Practices...............................................................................58
         6.D.     Employees.....................................................................................58
         6.E.     Share Ownership...............................................................................58

ITEM 7.       MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.................................................58

         7.A.     Major Shareholders............................................................................58
         7.B.     Related Party Transactions....................................................................59
         7.C.     Interests of Experts and Counsel..............................................................61

ITEM 8.       FINANCIAL INFORMATION.............................................................................61

         8.A.     Consolidated Statements and Other Financial Information.......................................61
         8.B.     Significant Changes...........................................................................61

ITEM 9.       THE OFFER AND LISTING.............................................................................61

         9.A.     Offer and Listing Details.....................................................................61
         9.B.     Plan of Distribution..........................................................................61
         9.C.     Markets.......................................................................................61
         9.D.     Selling Shareholders..........................................................................62
         9.E.     Dilution......................................................................................62
         9.F.     Expenses of the Issue.........................................................................62




ITEM 10.      ADDITIONAL INFORMATION............................................................................62

         10.A.    Share Capital.................................................................................62
         10.B.    Memorandum and Articles of Association........................................................62
         10.C.    Material Contracts............................................................................65
         10.D.    Exchange Controls.............................................................................80
         10.E.    Taxation......................................................................................80
         10.F.    Dividends and Paying Agents...................................................................85
         10.G.    Statements by Experts.........................................................................85
         10.H.    Documents on Display..........................................................................85
         10.I.    Subsidiary Information........................................................................85

ITEM 11.      QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK........................................85


ITEM 12.      DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES............................................87


ITEM 13.      DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES...................................................88


ITEM 14.      MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS......................88


ITEM 15.      CONTROLS AND PROCEDURES...........................................................................88


ITEM 16.      [RESERVED]........................................................................................88


ITEM 17.      FINANCIAL STATEMENTS..............................................................................89


ITEM 18.      FINANCIAL STATEMENTS..............................................................................89


ITEM 19.      EXHIBITS..........................................................................................89


                           FORWARD-LOOKING STATEMENTS

         This annual report includes forward-looking statements. All statements other than statements of historical fact included in this annual report, including, without limitation, those regarding our future financial position and results of operations, our strategy, plans, objectives, goals and targets, future developments in the markets where we participate or are seeking to participate. In some cases, you can identify forward-looking statements by terminology such as "anticipate", "believe", "continue", "could", "estimate", "expect", "forecast", "intend", "may", "plan", "potential", "predict", "project", "should", or "will" or the negative of such terms or other comparable terminology. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements are based on numerous assumptions regarding our present and future business strategies and the environment in which we will operate in the future. These risks, uncertainties and other factors include, among other things, those listed in
Item 3.D. "Risk Factors" as well as those included elsewhere in this annual report. Important factors that could cause our actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others:

o        our ability to service our existing indebtedness;

o our ability to fund our future operations and capital needs through borrowing or otherwise;

o our ability to implement successfully our business strategy, including our ability to integrate our recently acquired businesses, exploit cross-selling opportunities, pursue growth opportunities and restructure our production network, and our ability to realize financial benefits from cost-saving initiatives;

o our expectations with respect to European economic and general industry conditions;

o        our ability to establish and maintain production and supply channels;

o our ability to compete effectively in a highly competitive environment;

o        our expectations about growth in demand for our products; and

o our ability to identify other factors not discussed in Item 3.D. "Risk Factors" and elsewhere in this annual report.

         We do not intend to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. All subsequent written or oral forward-looking statements attributable to us or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements contained throughout this annual report. As a result of these risks, uncertainties and assumptions, you should not place undue reliance on these forward-looking statements.

                 PRESENTATION OF FINANCIAL AND OTHER INFORMATION

PRESENTATION OF FINANCIAL INFORMATION

         The consolidated financial statements contained in this annual report were prepared in accordance with accounting principles generally accepted in Finland, or Finnish GAAP, which differ in certain respects from accounting principles generally accepted in the United States, or US GAAP. For a discussion of significant differences between Finnish GAAP and US GAAP and a reconciliation of net income (loss) in accordance with Finnish GAAP and shareholders' equity in accordance with Finnish GAAP to US GAAP, refer to note 23 to the consolidated financial statements of Sanitec International S.A. You should read the consolidated financial statements and the related notes beginning on page F-2 of this annual report in conjunction with Item 5. "Operating and Financial Review and Prospects."

         The audited consolidated financial statements include:

o Sanitec Oyj for the year ended December 31, 2000 and for the period from January 1, 2001 to June 7, 2001;

o Pool Acquisition Netherlands B.V. for the period from June 8, 2001 to December 31, 2001;

o        Sanitec International S.A. for the year ended December 31, 2002; and

o Sanitec Oy, formerly Pool Acquisition Helsinki Oy, for the period from June 8, 2001 to December 31, 2001 and for the year ended December 31, 2002.

         Each of the above has been audited by KPMG Wideri Oy Ab, independent public accountants, as stated in their reports appearing on pages F-2 and F-74 of this annual report.

DEFINITIONS

         As used in this annual report:

o        the "Issuer" or "Sanitec International" means Sanitec International
         S.A.;

o the "Sanitec group", "us", "we" or "our" means Sanitec International S.A. and its consolidated subsidiaries unless the context requires otherwise;

o "Sanitec Oyj" means Sanitec Oyj until it merged with and into Pool Acquisition Helsinki Oy on March 31, 2002;

o "Pool Acquisition" means Pool Acquisition Helsinki Oy before it changed its name to Sanitec Oy on March 31, 2002;

o "Sanitec" means Sanitec Oy, previously Pool Acquisition Helsinki Oy, after it changed its name on March 31, 2002;

o "Sanitec International AG" means Sanitec International AG, the subsidiary of Pool Acquisition S.A. and the parent of Sanitec International;

o        "Predecessor" means Sanitec Oyj before June 8, 2001;

o "Successor" means Pool Acquisition Netherlands B.V. from and after June 8, 2001 until April 3, 2002 and Sanitec International S.A. from and after April 3, 2002;

o "Transactions" means the acquisition by Pool Acquisition of Sanitec Oyj, the merger of Pool Acquisition with Sanitec Oyj, and the related financing, including the May 7, 2002 offering of notes and the repayment of indebtedness as described under "Use of Proceeds";

o "Corporate Reorganization" means our corporate reorganization consisting of the liquidation of Pool Acquisition Netherlands B.V. and Sanitec International becoming a wholly-owned subsidiary of Sanitec International AG; and

o "Europe" means countries within (1) Western Europe, comprising Austria, Belgium, Denmark, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom, (2) Central Europe, comprising Czech Republic, Hungary, Poland, Croatia, Slovakia and Slovenia, and
         (3) Eastern Europe, comprising Belarus, Bulgaria, Estonia, Latvia, Lithuania, Romania, Russia and Ukraine.

CURRENCY

         In this annual report:

o "Euro", "(euro)" or "EUR" means the single unified currency that was introduced at the start of the Third Stage of the European Economic and Monetary Union on January 1, 1999, pursuant to the Treaty of Rome establishing the European Economic Community, as amended by the Treaty on the European Union, signed in Maastricht on February 7, 1992;

o "US Dollar", "US$" or "USD" means the lawful currency of the United States of America;

o        "Pound", "(pound)" or "GBP" means the lawful currency of the United
         Kingdom;

o "Finnish Markka" or "FIM" means the lawful currency of Finland prior to the introduction of the Euro on January 1, 1999;

o        "Polish Zloty" or "PLN" means the lawful currency of Poland;

o        "Swedish Krona" or "SEK" means the lawful currency of Sweden; and

o        "Singapore Dollar" or "SGD" means the lawful currency of Singapore.

         We changed our reporting currency requirements from Finnish Markka to Euro on September 1, 1999. Accordingly, the consolidated financial statements presented for periods prior to September 1, 1999 were stated in Finnish Markka. The consolidated financial statements for periods prior to September 1, 1999 have been restated from Finnish Markka into Euro at the official fixed exchange rate of FIM 5.945730 to EUR1.00.

         For information regarding recent rates of exchange between the Euro and US Dollar, see "Exchange Rates" below.

ROUNDING

         Some numbers in this annual report, including percentage amounts, have been rounded. Numbers in tables may not sum precisely to the totals shown due to rounding.

                                 EXCHANGE RATES

         The following table sets out, for the periods indicated, certain information concerning the noon buying rates of euro per US dollar. These rates differ from the actual rates used in the preparation of the financial statements and other financial information appearing in this annual report. We make no representation that the euro or US dollar amounts referred to in this annual report could have been or could be converted into US dollars or euros, as the case may be, at any particular rate or at all. On June 20, 2003, the noon buying rate between the euro and the US dollar was EUR1.16 per US$1.00.

                                HIGH        LOW       AVERAGE       PERIOD END
                                ----        ---       -------       ----------
YEAR ENDED DECEMBER 31
----------------------
1998                              0.95      0.82        0.90(1)         0.85
1999                              1.00      0.85        0.94(1)         0.99
2000                              1.21      0.97        1.09(1)         1.06
2001                              1.19      1.05        1.12(1)         1.12
2002                              1.17      0.95        1.06(1)         0.95

Month
----------------------
December 2002                     1.01      0.95         --             0.95
January 2003                      0.97      0.92         --             0.93
February 2003                     0.93      0.92         --             0.93
March 2003                        0.95      0.90         --             0.92
April 2003                        0.94      0.89         --             0.89
May 2003                          0.89      0.84         --             0.85
June (through June 20) 2003       0.86      0.84         --             0.86
----------------------

(1) The average of the noon buying rates on the last business day of each month during the relevant period.

                                     PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

         Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

         Not applicable.

ITEM 3.  KEY INFORMATION

3.A.     SELECTED FINANCIAL DATA

         The following table presents selected historical financial information derived from the consolidated financial statements of Sanitec Oyj, Pool Acquisition Netherlands B.V. and Sanitec International S.A. audited by KPMG Wideri Oy Ab, independent public accountants and unaudited pro forma consolidated financial information at the dates and for the periods presented. The unaudited pro forma consolidated financial information has been prepared based on the historical financial statements of Sanitec Oyj, Pool Acquisition Netherlands B.V. and Sanitec International adjusted for the following:

o the acquisition of Sanitec Oyj on June 7, 2001 by Pool Acquisition Netherlands B.V.;

o the contribution of the shares of Pool Acquisition Netherlands B.V. to Sanitec International which resulted in Sanitec becoming a wholly-owned subsidiary of Sanitec International; and

o our sale of the notes, which we refer to as the notes, that we issued under the indenture, dated May 7, 2002, with The Bank of New York as trustee, the loan of the gross proceeds from the notes to Sanitec, the use of the proceeds to repay all indebtedness outstanding under the junior credit facility and certain other financing fees and transaction costs.

         The unaudited pro forma combined condensed financial information has been prepared as though the events set forth above had occurred as of January 1, 2001 for the unaudited pro forma combined condensed statement of operations.

         Sanitec Oyj, Pool Acquisition Netherlands B.V. and Sanitec International prepare their financial statements in accordance with Finnish GAAP. Finnish GAAP differs in certain significant respects from US GAAP. For a discussion of significant differences between Finnish GAAP and US GAAP, you should read the selected historical financial information in conjunction with the consolidated financial statements and related notes and Item 5. "Operating and Financial Review and Prospects," included elsewhere in this annual report.

         The pro forma information is presented for illustrative purposes only and does not purport to represent what the actual results of operations would have been if the events set forth above had occurred on the dates set forth above. Our future operating results may differ materially from the pro forma amounts reflected in the pro forma column due to various factors, including changes of operating results.

                                                                               HISTORICAL                               PRO FORMA(1)
                                               ------------------------------------------------------------------------ ------------
                                                               PREDECESSOR                            SUCCESSOR
                                               --------------------------------------------- -------------------------- ------------
                                                                             PERIOD FROM    PERIOD FROM
                                                         YEAR ENDED            JANUARY 1 -     JUNE 8      YEAR ENDED   YEAR ENDED
                                                        DECEMBER 31,             JUNE 7,     DECEMBER 31,  DECEMBER 31, DECEMBER 31,
                                               -------------------------------- ------------ ------------- ------------ -----------
                                                1998(2)     1999      2000        2001          2001          2002        2001
                                               --------- --------- ------------ ------------ ------------- ------------ -----------
                                                                   (IN MILLIONS OF EURO, EXCEPT RATIOS)
STATEMENT OF OPERATIONS DATA:
FINNISH GAAP:
    Net sales ................................    570.8     630.0      877.3      446.9        547.6         985.4        994.5
    Other operating income ...................      2.5       4.7        6.6        3.1          8.6           7.5         11.7
    Operating expenses
    Costs of products sold--
      materials and consumables ..............   (167.5)   (194.9)    (265.0)    (130.3)      (176.4)       (308.8)      (306.7)
    Personnel ................................   (154.0)   (167.5)    (268.6)    (137.8)      (166.4)       (299.5)      (304.2)
    Outside services .........................    (62.6)    (63.7)     (80.6)     (42.0)       (52.3)        (94.6)       (94.3)
    Depreciation and amortization ............    (34.3)    (34.4)     (50.5)     (25.7)       (51.0)        (95.5)       (92.1)
    Other operating expenses .................    (74.5)    (92.8)    (139.7)     (83.8)       (71.6)       (142.4)      (155.4)
                                                --------  --------   --------   --------      -------      --------     --------
    Operating profit .........................     80.4      81.4       79.5       30.4         38.5          52.1         53.5
    Other income and (expenses):
    Equity in income (loss) of associated
      companies ..............................     (3.0)     (0.8)      (3.8)      (0.5)         0.8           0.5          0.3

    Other income and expenses, net ...........    (11.8)     (9.3)     (11.4)      (6.7)       (40.8)       (100.4)       (83.2)
                                                --------  --------   --------   --------      -------      --------     --------
    Income (loss) before income taxes
      and minority interests .................     65.6      71.3       64.3       23.2         (1.5)        (47.8)       (29.4)

    Income taxes .............................    (26.5)    (26.6)     (24.9)      (8.5)       (13.2)        (26.4)       (21.5)
    Minority interests .......................     (1.4)     (1.3)      (0.2)    --             (0.2)         (0.6)        (0.2)
                                                --------  --------   --------   --------      -------      --------     --------
    Income (loss) before extraordinary
      items ..................................     37.7      43.4       39.2       14.7        (14.9)        (74.8)       (51.1)

    Extraordinary items ......................     (0.7)     --         --         (1.4)        (2.3)         --           --
                                                --------  --------   --------   --------      -------      --------     --------
    Net income (loss) ........................     37.0      43.4       39.2       13.3        (17.2)        (74.8)        --
                                                ========  ========   ========   ========      =======      ========     ========
    Basic and diluted earnings
      (loss) per share(3) ....................     n/a       n/a         0.6        0.2        n/a           n/a          n/a
US GAAP:
    Net sales ................................      --        --       877.3      446.9        547.6         985.4        994.5
    Operating profit .........................      --        --        74.2       27.3         (3.1)         77.3         14.9
    Income (loss) before extraordinary
      items ..................................      --        --        40.3       11.8        (36.7)        (63.6)       (66.1)
    Net income (loss) ........................      --        --        40.3       11.8        (36.7)        (63.6)        --
    Basic and diluted earnings
      (loss) per share(3) ....................      n/a       n/a         0.6        0.2        n/a           n/a          n/a

CASH FLOW INFORMATION:
    Cash flow from operating activities ......     58.7      77.8       47.5        9.3         65.0          39.1         --
    Cash flow from investing activities ......    (65.9)   (151.2)     (12.0)    (159.0)      (955.6)        (58.3)        --
    Cash flow from financing activities ......     (4.9)     76.0      (48.6)     152.9        958.6         (14.1)        --
    Capital expenditures .....................     33.9      26.3       44.7       22.0         28.8          63.7         --
    Cash interest expenses(4) ................     13.8      10.0       14.2        8.9         28.8         (68.5)        --


                                                                               HISTORICAL                               PRO FORMA(1)
                                               ------------------------------------------------------------------------ ------------
                                                               PREDECESSOR                            SUCCESSOR
                                               --------------------------------------------- -------------------------- ------------
                                                                             PERIOD FROM    PERIOD FROM
                                                         YEAR ENDED            JANUARY 1 -     JUNE 8      YEAR ENDED   YEAR ENDED
                                                        DECEMBER 31,             JUNE 7,     DECEMBER 31,  DECEMBER 31, DECEMBER 31,
                                               -------------------------------- ------------ ------------- ------------ -----------
                                                1998(2)     1999      2000        2001          2001          2002        2001
                                               --------- --------- ------------ ------------ ------------- ------------ -----------
                                                                   (IN MILLIONS OF EURO, EXCEPT RATIOS)
BALANCE SHEET DATA:
FINNISH GAAP:
    Cash and cash equivalents .................     27.8      30.8      17.7        21.1        68.0        34.6         --
    Intangible assets .........................     68.3     132.3     140.7       196.0       801.2       766.6         --
    Total assets ..............................    503.0     811.0     780.6       995.0     1,590.9     1,501.0         --
    Total indebtedness ........................    250.4     403.8     343.4       550.1     1,356.2     1,363.0         --
    Total indebtedness, excluding PIK and
      shareholder loans .......................    251.9     407.7     343.4       550.1       984.0       958.0         --
    Total net debt(5) .........................     93.5     193.1     156.4       324.5       696.8       716.0         --
    Total shareholders' equity ................    210.1     339.5     366.9       375.4       131.9        40.7         --
    Total PIK and shareholder loans ...........      --        --       --          --         372.2       405.0         --
US GAAP:
    Intangible assets .........................      --        --      156.5       219.9       828.0       850.5         --
    Total assets ..............................      --        --      834.6     1,060.6     1,736.3     1,609.9         --
    Total indebtedness ........................      --        --      379.3       599.6     1,508.9     1,526.2         --
    Shareholders' equity ......................      --        --      361.6       369.2       112.0        32.3         --

OTHER INFORMATION:
    Operating profit ..........................     80.4      81.4      79.5        30.4        38.5        52.1        53.5

    Depreciation and amortization .............     34.3      34.4      50.5        25.7        51.0        95.5        92.1
                                                 --------  --------  --------    --------    --------   ---------    --------
    EBITDA(6) .................................    114.7     115.8     130.0        56.1        89.5       147.6       145.6
    Selling profit/(loss) of fixed assets .....      0.6      (0.5)     (0.6)       (0.2)       (1.8)        0.5         --
    Changes in working capital ................    (20.2)      9.0     (20.2)      (36.5)       24.7       (33.5)        --
                                                 --------  --------  --------    --------    --------   ---------    --------
    Cash flow from operating activities
      before financial items and taxes ........     95.1     124.3     109.2        19.4       112.4       114.6         --

    Ratio of earnings to fixed charges(7) .....      4.7x      6.5x      4.6x        3.1x        1.0x      (48.3)      (29.7)
    Ratio of EBITDA to cash interest
      expenses(6) .............................      8.3x     11.6x      9.2x        6.3x        3.1x        2.2x        2.6x
    Ratio of total net debt to EBITDA(6)  .....      0.8x      1.7x      1.2x         --          --         4.9x        --



(1) Calculated on a pro forma basis in accordance with Article 11 of Regulation S-X to present financial information of Sanitec International on a consolidated basis.

(2) We changed our reporting currency from Finnish Markka to Euro effective September 1, 1999. The consolidated financial statements for periods ended prior to September 1, 2001 have been restated from Finnish Markka into Euro at an exchange rate of FIM 5.94573 to EUR1, the conversion rate fixed by the European Union on January 1, 1999. The consolidated financial statements reported in Euro depict the same trends as would have been presented if we had continued to present financial statements in the currency that we previously used. The consolidated financial statements for periods prior to September 1, 1999 will not be comparable to the financial statements of other companies that report in Euro and that restated amounts from a currency other than the Finnish Markka.

(3) We have not provided this earning (loss) information for periods after June 7, 2001, since the Successor/Issuer ceased to be an exchange-listed company at that time.

(4) We define cash interest expenses as interest expenses less accrued interest related to the PIK loan and the shareholder loan.

(5) We define total net debt as the total of long term debt including current installments and current debt, less cash and cash equivalents. Subordinated indebtedness (PIK-loan and shareholder loan) is excluded.

(6) We have presented EBITDA in order to allow for greater comparability between periods as well as an indication of our result on an on-going basis. Due to a considerable increase in the amortization of goodwill under Finnish GAAP starting as of June 8, 2001 and a substantial amount of non-cash depreciation and amortization, we believe EBITDA allows additional understanding of our operational profitability.

      We define EBITDA as earnings before interest, taxes, depreciation and amortization. The reconciliation between EBITDA, operating profit and cash flow from operating activities before financial items and taxes is indicated in the table above.

      EBITDA as used here should not be considered as an alternative to net income (loss), as an indicator of operating profitability, as an alternative to cash flow, or as a measure of liquidity or ability to service debt obligations. EBITDA is included to provide additional information for evaluating the financial condition of the company. For this purpose, we have also presented a ratio of EBITDA to cash interest expenses and a ratio of total net debt to EBITDA which we believe provides further understanding of our capability to meet our net debt service related obligations.

(7) Ratio of earnings to fixed charges is computed by dividing our income before income tax expenses, minority interests, equity method earnings (losses) and fixed charges by our fixed charges, all under Finnish GAAP. Our fixed charges consist of interest expensed and capitalized, amortization of capitalized interests and amortization of deferred financing costs plus one-third of rental expenses which we estimate to be the portion attributable to interest. For the year ended December 31, 2001, on a pro forma basis, and for the year ended December 31, 2002 the ratio of earnings to fixed charges was less than 1.0x. Sanitec International would have been required to generate additional earnings of EUR29.7 million and EUR48.3 million, respectively, to be able to cover its fixed charges during the period. For the periods that the ratio of earnings to fixed charges was less than 1.0x, the difference between earnings and fixed charges is indicated.


3.B.     CAPITALIZATION AND INDEBTEDNESS

         Not applicable.

3.C. REASONS FOR THE OFFER AND USE OF PROCEEDS

         Not applicable.

3.D.     RISK FACTORS

OUR SUBSTANTIAL LEVERAGE AND DEBT SERVICE OBLIGATIONS COULD AFFECT OUR BUSINESS ADVERSELY.

         We are highly leveraged. As of December 31, 2002, after giving effect to repayment of the junior credit facility and the liquidity facility and the application of the proceeds of the initial offering, we had total debt of EUR750.6 million, excluding the shareholder loan of EUR334.3 million and the PIK loan of EUR70.7 million, of which EUR490.6 million was effectively senior to our notes. For the year ended December 31, 2002 our ratio of earnings to fixed charges was less than 1.0x. We would have been required to generate additional earnings of EUR48.3 million to be able to cover our fixed charges during this period.

         We estimate our annual debt service, including interest payments, loan capital repayments and the impact of interest rate swaps and options will be approximately EUR80.8 million, EUR91.3 million, EUR97.0 million and EUR103.2 for the financial years 2003, 2004, 2005 and 2006, respectively. Assuming our average interest rates increased by 1%, our debt service would increase approximately by EUR1.1 million, EUR0.8 million, EUR0.9 million and EUR1.4 milLIoN for the above financial years, respectively.

         Our high level of debt could have important consequences for holders of our notes, including, but not limited to, the following:

o we may have difficulty borrowing money in the future for working capital, capital expenditures, acquisitions, research and development or general corporate purposes;

o we will need to use a large portion of our cash flow from operations to pay principal and interest on the senior credit facility and any other debt, which will reduce the amount of cash available to us to satisfy our obligations under the notes and to finance our operations and other business activities and which will make us more vulnerable to economic downturns and adverse developments in our business;

o debt under the senior credit facility is secured and structurally senior to the notes and will mature prior to the notes; and

o we may have a much higher level of debt than certain of our competitors, which may put us at a competitive disadvantage and limit our flexibility in planning for, or reacting to, changes in our business, the competitive environment and the industries in which we compete.

         We may be able to incur substantial additional debt in the future. The terms of the senior credit facility and the indenture governing the notes restrict, but do not fully prohibit, us from incurring additional indebtedness. In particular, the indenture specifically permits us to borrow the full EUR50 million available to us under the revolving facility under the senior credit facility. In addition, certain of our other subsidiaries had, as of December 31, 2002, approximately EUR10 million available under their respective undrawn credit facilities which could result in greater indebtedness. If new debt is added to our consolidated debt described above, the related risks which we now face could intensify. Our failure to comply with those covenants restricting our ability to incur additional debt could result in an event of default, which, if not cured or waived, could also have a material adverse effect on our business, financial condition and results of operations.

TO SERVICE OUR DEBT, WE WILL REQUIRE A SIGNIFICANT AMOUNT OF CASH, WHICH WE MAY NOT BE ABLE TO RAISE OR GENERATE. OUR ABILITY TO GENERATE CASH DEPENDS ON MANY FACTORS BEYOND OUR CONTROL.

         Our ability to make scheduled payments on, to refinance and to satisfy our obligations under, our indebtedness, including the notes, or to fund planned capital expenditure and working capital, will depend upon our future operating performance. Our ability to implement successfully our business strategy, as well as general economic, financial, competitive, regulatory, legislative, business and other factors beyond our control, will affect our future operating performance. If our operating cash flows are not sufficient to meet our operating expenses, capital expenditure and debt service obligations as they become due, we may be forced to do any or all of the following:

o delay or reduce capital expenditure or delay the introduction of new products;

o        sell assets; or

o forego business opportunities including acquisitions and research and development.

         If we are unable to meet our debt service obligations, we could attempt to restructure or refinance our existing debt or to seek additional funding, including the refinancing of all or a portion of the principal of the notes on or prior to maturity. However, due to our substantial leverage and annual debt service obligations and because substantially all of our assets have been pledged to secure the senior credit facility, we may not be able to do so on satisfactory terms, if at all. In addition, subject to the existing restrictions on our ability to incur indebtedness, we may choose to incur additional indebtedness in the future. This could adversely affect our ability to service our indebtedness, including the notes.

WE ARE A HOLDING COMPANY WITH NO REVENUE-GENERATING OPERATIONS OF OUR OWN. OUR NOTE HOLDERS WILL NOT HAVE ANY DIRECT CLAIMS AGAINST ANY OF OUR OPERATING SUBSIDIARIES.

         We are a holding company with no operating assets and do not directly conduct any business operations. Our operating subsidiaries carry out all of our operations. Our principal direct assets consist of (1) all of the shares of Sanitec, (2) the on-loan of the proceeds of the notes to Sanitec, which we refer to as the notes on-loan, (3) the PIK on-loan to Sanitec, which we refer to as the PIK on-loan 2, and (4) the shareholder on-loan to Sanitec, which we refer to as the shareholder on-loan 2. See Item 10.C. "Material Contracts".

         We will have to rely upon repayment of the notes on-loan to Sanitec or distributions or other payments from Sanitec to generate the funds necessary to pay the principal and interest and other amounts payable with respect to the notes. Our ability to receive payments from Sanitec under the notes on-loan is limited by a subordination agreement that contractually subordinates our right to receive payments from Sanitec under the notes on-loan to Sanitec's obligations under the senior credit facility. Payments to us from Sanitec will be suspended in the event of, and for the full duration of, a payment default on the senior credit facility or, in the event of any other default, a blockage notice is issued by the agent for the lenders under the senior credit facility. Such a payment blockage for a non-payment default will last no longer than 179 days from the date notice is served unless the lenders under the senior credit facility accelerate the loans under that facility. These payments may be resumed prior to the end of such period only if the default is cured, waived or ceases to exist, when any acceleration has been rescinded or when the agent terminates the blockage notice. The subordination agreement also provides that, in addition to the payment blockage, prior to the time the senior credit facility is repaid, we may not take enforcement action in relation to the notes on-loan without the prior written consent of the agent for the lenders under the senior credit facility unless a payment default under the notes has occurred and a standstill period from the date of such payment date until the earlier of 120 days from the date the agent for the lenders under the senior credit facility has been notified of such payment default and the date on which an insolvency event occurs. See Item 10.C. "Material Contracts".

         In the event of any bankruptcy, insolvency, liquidation, winding-up, reorganization or other similar proceeding relating to Sanitec, our note holders' right to participate in a distribution of its assets, based on our claims under the notes on-loan, is expressly subordinated to the claims of the lenders under the senior credit facility. In the event of any bankruptcy, insolvency, liquidation, winding up, reorganization or other similar proceeding relating to a subsidiary other than Sanitec, our note holders' right to participate in a distribution of the assets of that subsidiary based on any claim we may have as a shareholder is subordinate to the right of that subsidiary's creditors, including trade creditors and preferred shareholders, if any. Any direct claim that we may have against any of our subsidiaries, including claims under the notes on-loan, may be further limited or excluded by operation of law. See Item 10.C. "Material Contracts".

         Except for Sanitec's obligations under the notes on-loan, none of the Issuer's direct or indirect subsidiaries has any obligations, contingent or otherwise, to pay amounts due under the notes or to make funds available for these payments, whether in the form of loans, dividends, distributions or otherwise. Sanitec will have to rely primarily upon the payment of fees and dividends from its subsidiaries to pay amounts owed under the notes on-loan.

WE MAY BE SUBJECT TO ADDITIONAL TAX LIABILITY.

         Sanitec charges its subsidiaries fees for the administrative, technical, logistic, marketing, production and management services it provides to them. If the amount of the fees payable by Sanitec's subsidiaries are determined to be in excess of the value of the services Sanitec provides to them, the fees may be recharacterized and may cause withholding and other taxes to be imposed. If the fees are recharacterized to the extent that the payment of fees is reduced or prohibited, Sanitec may not have sufficient funds to repay the notes on-loan, and, therefore, we may not have sufficient funds to satisfy our obligations under the notes. In addition, any interest paid on the notes on-loan could lose its tax deductibility if the relevant taxing authority concludes that the notes on-loan was not made on an arm's length basis, if it recharacterizes the notes on-loan as equity capital or if the debt/equity ratio exceeds the ratio permitted. If the relevant taxing authority concludes that one of our operating subsidiaries has undergone a change of control or has fundamentally changed its business activity, the subsidiary could lose the rights to any tax loss carry forwards it has accumulated. Most of our subsidiaries are subject to regular tax audits. Furthermore, we operate in many countries, most of which have complex tax regimes, so that the nature and complexity of our operations, our significant intra-group relations and our reorganizations in recent years may result in additional tax payments. As a result of the foregoing, or if the tax treatment of the above or any other transactions is recharacterized in a manner that is adverse to us, we may not have sufficient funds to pay the principal of, and interest on, the notes.

THE RIGHT TO REMEDIES UNDER THE NOTES SECURITY PLEDGE ARE LIMITED.

         We have granted a first priority pledge of the shares of Sanitec in favor of the lenders under the senior credit facility and a second priority pledge of the shares of Sanitec to the trustee for the benefit of the noteholders.

         Each of the first and second priority pledges are governed by Finnish law. Pursuant to Finnish law, the agent for the lenders under the senior credit facility, as first priority pledgee, owes a duty of care to the trustee for the noteholders, as second priority pledgee. Although a general duty of care exists, the lenders under the senior credit facility have the exclusive right to control all decisions relating to the enforcement of the first priority pledge and sale of the shares of Sanitec. As a result, the trustee for the noteholders will not be able to force a sale of the shares of Sanitec or otherwise independently pursue the remedies of a secured creditor under the second priority pledge as long as the senior credit facility remains outstanding.

         If following a default under the senior credit facility the agent for the lenders under the senior credit facility seeks to sell the shares of Sanitec pursuant to a first priority pledge, we have irrevocably agreed to waive our rights and claims against Sanitec under the notes on-loan, PIK on-loan 2 and shareholder on-loan 2 on the condition that the shares of Sanitec have been sold either:

o        by way of a public auction;

o in a way that the highest price for such a sale reasonably achievable in the circumstances as certified by an independent investment bank has been achieved; or

o        by any other way if consented to by the trustee in writing.

         If the price received from such sale exceeds the amount owed under the senior credit facility, any excess amount shall be paid to the trustee on behalf of the noteholders.

WE ARE SUBJECT TO RESTRICTIVE DEBT COVENANTS.

         The indenture governing the notes contains certain provisions which, among other things, may restrict our ability and the ability of our subsidiaries to do any of the following:

o        make restricted payments;

o        incur additional indebtedness and issue preferred shares;

o        create certain liens;

o pay dividends or make distributions on, or redeem or repurchase, our shares or junior indebtedness;

o        sell assets or consolidate or merge with or into other companies;

o        enter into certain transactions with affiliates;

o        issue or sell shares of certain subsidiaries; or

o        enter into other lines of business.

         All of these limitations are subject to exceptions and qualifications. See Item 10.C. "Material Contracts".

         In addition, our subsidiaries are subject to restrictive covenants contained in the senior credit facility which, among other things, restrict our ability to make any payments to us in order to enable us to pay any principal of the notes while debt under the senior credit facility is outstanding. The senior credit facility also requires us to maintain specified financial ratios and satisfy financial condition tests, which become more restrictive over the life of the senior credit facility. Our ability to meet these financial ratios and financial condition tests can be affected by events beyond our control, and, therefore, we may not be able to meet them. A breach of any of those covenants, ratios, tests or restrictions could result in an event of default under the senior credit facility. Upon the occurrence of any event of default under the senior credit facility, the lenders under the senior credit facility could elect to declare all amounts outstanding under the senior credit facility, together with accrued interest, to be immediately due and payable. If we were unable to repay those amounts, the lenders under the senior credit facility could proceed against the collateral granted to them to secure repayment of those amounts. If the lenders under the senior credit facility accelerate the payment of those amounts, our assets may be insufficient to repay in full those amounts and may be insufficient to enable us to repay the notes in full or in part.

WE MAY NOT BE ABLE TO FINANCE A CHANGE OF CONTROL OFFER REQUIRED BY THE
INDENTURE.

         Upon a change of control, as defined under the indenture, we must offer to purchase all of the notes then outstanding at 101% of the principal amounts, plus accrued and unpaid interest, additional amounts and special interest, if any, to the date of repurchase. If a change of control were to occur, we may not have sufficient funds to repurchase the outstanding notes. We expect that we would require third party financing to do so. We may not be able to obtain this financing. In addition, the senior credit facility imposes restrictions on payments by our subsidiaries which will restrict our ability to repurchase the notes, including pursuant to an offer in connection with a change of control. A change of control may result in an event of default under the senior credit facility and may cause the acceleration of other indebtedness which may be senior to the notes or rank equally with the notes. Our future indebtedness may also contain restrictions on repayment requirements with respect to certain events or transactions which could constitute a change of control under the indenture. See Item 10.C. "Material Contracts". The inability to repay senior debt, if accelerated, to commence a change of control offer when required and to purchase the tendered notes each would constitute an event of default under the indenture.

OUR NOTE HOLDERS MAY NOT BE ABLE TO SERVE PROCESS ON US OR OUR DIRECTORS, AND OUR NOTE HOLDERS MAY NOT BE ABLE TO ENFORCE JUDGMENTS OBTAINED FOR US SECURITIES LAW VIOLATIONS.

         Sanitec International is a limited liability company formed under the laws of Luxembourg. All of our directors and executive officers reside outside the United States. Substantially all of our assets and substantially all of the assets of our directors and executive officers also are located outside the United States. As a result, our note holders may not be able to effect service of process on us or such persons within the United States or to enforce against us or them in the United States judgments obtained in US courts based on civil liability provisions of the US federal and state securities laws. Our note holders also may not be able to enforce these judgments in Luxembourg or English courts. CMS Cameron McKenna, our English counsel, has informed us that English courts will enforce the provisions of the Trust Indenture Act included in the indenture and the notes, subject to the general legal and equitable principles of English law and the general supervisory powers and discretion of the English courts. CMS Cameron McKenna and Elvinger, Hoss & Prussen, our English and Luxembourg counsel, respectively, have advised us that there is a doubt as to the direct enforceability in England and Wales and in Luxembourg of civil liabilities predicated upon the federal securities laws of the United States.

LUXEMBOURG OR OTHER LOCAL INSOLVENCY LAWS TO WHICH WE OR OUR SUBSIDIARIES MAY BE SUBJECT MAY NOT BE AS FAVORABLE TO OUR NOTE HOLDERS AS US BANKRUPTCY LAWS.

         Due to the nature of Luxembourg insolvency law, the ability of noteholders to protect their interests in us may be more limited than would be the case under US bankruptcy laws. Elvinger, Hoss & Prussen, our Luxembourg counsel, has informed us that under Luxembourg insolvency law, our liabilities in respect of the notes will be paid in the event of a winding up after payment of all secured debts, the cost of liquidation and those of our debts which are entitled to priority. These preferential debts include:

o debts to employees for wages or other entitlements relating to the last six months of their employment or relating to indemnities due because of termination of their employment up to a total ceiling per employee or worker as fixed by regulations from time to time;

o debts to the Luxembourg social security system for contributions owed in relation to salaries paid; and

o debts to the Luxembourg treasury for taxes, such as corporate income tax and value added tax.

         If a liquidator or administrator can show that we have given a "preference" to any person by defrauding the rights of creditors generally, regardless of when this fraud occurred, a Luxembourg court has the power, among other things, to void the preferential transaction. This provision of Luxembourg insolvency law may affect transactions entered into, or payments made by us, during the period before liquidation or administration.

         Under Luxembourg law, there is generally no consolidation of the assets and liabilities of a group of companies in the event of bankruptcy. Each individual company most likely would be treated separately by a bankruptcy administrator. The assets of our subsidiaries would first be used to satisfy the debts of each respective subsidiary and only the remaining surplus assets, if any, of a subsidiary would benefit our creditors. As a result, our note holders' ability to protect their interests as a creditor of a parent of a subsidiary may not be as strong under Luxembourg law as it would be under US law or the laws of other jurisdictions.

         Virtually all of our subsidiaries are incorporated in jurisdictions other than the United States and are subject to the insolvency laws of those jurisdictions. The insolvency laws of these jurisdictions may not be as favorable to our note holders' interests as creditors as the bankruptcy laws of the United States or certain other jurisdictions.

AS ENGLISH COURTS HAVE NOT CONSIDERED THE APPLICATION OF THE TRUST INDENTURE ACT, OUR NOTE HOLDERS' RIGHTS UNDER THE TRUST INDENTURE ACT MAY BE INTERPRETED DIFFERENTLY THAN THEY WOULD BE BY A US COURT.

         The indenture and the notes are governed by, and construed in accordance with, English law. However, to the extent the indenture or the notes includes or is deemed to include provisions of the US Trust Indenture Act of 1939, or the Trust Indenture Act, those provisions shall be performed and interpreted in accordance with the Trust Indenture Act. English courts have not considered questions regarding the interpretation and application of the Trust Indenture Act and its incorporation into an English law indenture. CMS Cameron McKenna, our English counsel, has informed us that English courts will enforce the provisions of the Trust Indenture Act included in the indenture and the notes, subject to the general legal and equitable principles of English law and the general supervisory powers and discretion of the English courts to determine, in light of relevant circumstances, whether to enforce contracts, even if valid, legal and binding, subject to the terms of such contracts and all applicable laws in England including common law, equity and public policy.

OUR NOTE HOLDERS MAY NOT BE ABLE TO SELL THEIR NOTES.

         The notes are new securities for which there is no established market.
Consequently:

o        the market that may develop for the notes may not be liquid;

o        the ability to sell the notes may be limited; and

o the prices at which the notes may be traded may be adversely affected by a limited, illiquid market.

         Future trading prices of the notes will depend on many factors, including, among other things, prevailing interest rates, our operating results and the market for similar securities. The liquidity of a trading market for the notes may be adversely affected by a general decline in the market for similar securities and is subject to disruptions that may cause volatility in prices. It is possible that the market for the notes will be subject to disruptions. Any such disruption may have a negative effect on our note holders, as a noteholder regardless of our prospects and financial performance.

WE MAY NOT BE ABLE TO IMPLEMENT OUR BUSINESS STRATEGY.

         Certain of our business strategies, such as restructuring our bathroom ceramics production network, exploiting cross-selling opportunities for bath and shower products and pursuing growth opportunities in Central and Eastern Europe, require the expenditure of capital and resources and may not result in near-term improvements to our operating performance. For example, by restructuring our bathroom ceramics production network, we are planning to close certain of our existing production facilities, increase production in, or acquire, certain other production facilities and greatly increase the portion of our production which we outsource. These measures involve a number of areas of operational and financial risk. For example, construction delays, cost overruns, shortages of construction materials and delays associated with the installation, testing and start-up of new production equipment or manufacturing processes could increase our costs and, therefore, reduce our profitability. In addition, the added complexity associated with the relocation and consolidation of our production could increase costs. Production facility closures may also lead to adverse local publicity and additional costs. Should we not succeed in executing these strategies, this may have a material adverse effect on our business, financial condition and results of operations.

WE MAY NOT BE ABLE TO SUCCESSFULLY INTEGRATE OUR SPHINX AND TWYFORD BUSINESSES.

         In June 1999, we acquired the Dutch Group N.V. Koninklijke Sphinx Gustavsberg, or Sphinx, and, in January 2001, we acquired Twyford Bathrooms, or Twyford. The process of coordinating and integrating these businesses has required and will require significant managerial and financial resources. In addition, the integration process could cause the interruption of, or a loss of momentum in, the activities of any of these businesses. Any difficulties encountered in the integration of these businesses may have a material adverse effect on our business, financial condition and results of operations. While we have identified certain potential integration benefits and cost-savings to address the negative impact these acquisitions had on our results of operations, we may not realize these or other plans in the near future, or at all.

A LARGE PART OF OUR FINANCIAL PERFORMANCE IS DEPENDENT UPON A HEALTHY EUROPEAN ECONOMY.

         In 2002, we derived 84.8% of our sales from our core European markets. Our largest single market, Germany, accounted for 15.5% of total sales. Our next two largest markets, France and the United Kingdom, accounted for 14.8% and 11.6% of total sales, respectively. As a result, our business is substantially affected by general economic conditions in Germany and the rest of Europe, including fluctuations in gross domestic product, interest rates, market demand, labor costs and other factors beyond our control. The demand for our products is directly affected by such fluctuations. A decrease in the demand for our products of 5% in Germany, France or the United Kingdom would decrease our total sales by 0.8%, 0.7% and 0.6%, respectively. A 5% decrease in all our core European markets would decrease our total sales by 4.2%. Events having an adverse effect on the bathroom products industry may occur or continue, such as a downturn in any of our core European markets, or the European or world economies, unfavorable currency fluctuations or a further slow down in the construction industry. In 2002, approximately 30% of our annual sales were attributable to the new construction segment of the bathroom products industry, while the remainder was attributable to the replacement, maintenance and improvement segment of the bathroom products industry. Stagnation in new construction or a general recession in any of our core European markets could adversely affect our sales and profitability. Moreover, such factors could be exacerbated by any further deterioration of economic conditions resulting from the outbreak of SARS or the conflict in Iraq and from any other ensuing governmental, political or military actions. These actions and any further hostilities could have a further impact on our sales, profitability, supply chain, production capacity and ability to deliver products and services.

CHANGES IN DISTRIBUTION CHANNELS MAY ADVERSELY AFFECT OUR SALES AND MARGINS.

         Historically, there has been a trend in the bathroom products industry towards an increased proportion of sales in the lower profit margin do-it-yourself, or DIY, market. In the future a greater percentage of our sales may be marketed through the DIY channel. If this industry trend continues, we will face increased pressure on prices, which may have a material adverse effect on our business, financial condition and results of operations.

         We believe that in the near future our top bathroom products wholesale customers are likely to consolidate. As a result, we may face increased pricing pressure to the extent that our top bathroom products wholesale customers gain additional leverage in negotiating dispensations from us such as rebates and volume-based and other similar pricing discounts. If so, our profitability may be further affected.

WE ARE EXPOSED TO LOCAL BUSINESS RISKS IN MANY DIFFERENT COUNTRIES.

         We manufacture and distribute our products through various subsidiaries and operating divisions in many different countries. Accordingly, our business is subject to risks related to the differing legal, political, social and regulatory requirements and economic conditions of many jurisdictions. These risks include, among other things:

o differences and unexpected changes in regulatory environments, including local planning and zoning regulations, and difficulties obtaining permits and governmental approvals;

o varying tax regimes, withholding taxes and other limits on remittances and payments to us by our subsidiaries;

o        exposure to different legal standards, including insolvency regimes;

o difficulties in staffing and managing operations, including varying labor and trade union and collective bargaining agreements; and

o        the need for local solutions to manage credit risks of local customers.

         Our overall success depends, in part, upon our ability to succeed in differing legal, political, social, regulatory and economic conditions. We may not continue to succeed in developing and implementing policies and strategies which will be effective in each location where we do business.

WE ARE SUBJECT TO NUMEROUS ENVIRONMENTAL LAWS AND HEALTH AND SAFETY REGULATIONS.

         We are subject to a number of European Union, national, regional and local environmental and occupational health and safety laws, rules and regulations relating to the protection of the environment and natural resources including, among other things, the management of hazardous substances and wastes, air emissions, water discharges, transportation, remediation of contamination and workplace health and safety. Compliance with these laws and regulations entails considerable cost and any violations of these laws could result in substantial penalties, temporary or permanent production facility closures and criminal convictions. In addition, changes in existing environmental requirements or the discovery of presently unidentified environmental liabilities associated with our historical operations and the historical operations of our predecessors could require us to incur material costs or suspend or scale back operations temporarily or permanently. Moreover, regulatory authorities could suspend our operations or refuse to renew the permits and authorizations we require to operate. They also could mandate upgrades or changes to our processes that could result in significant costs to us. We anticipate that the countries where we do business will continue to develop increasingly strict environmental laws and regulations and to interpret and enforce more aggressively existing laws and regulations. As compliance with these laws can be costly to us, this trend may have a material adverse effect on our business, financial condition and results of operations.

WE OPERATE IN A HIGHLY COMPETITIVE INDUSTRY.

         We compete with numerous regional and specialized competitors and in some cases against more established and well-known brands. Some of our competitors are divisions or subsidiaries of larger companies which have greater financial and other resources than we do. In other instances, our competitors are smaller regional companies which have greater expertise as well as greater brand recognition in the particular regional markets where we compete. If we do not compete successfully in all of these markets, it may have a material adverse effect on our business, financial condition or results of operations.

         We compete primarily on the basis of the quality, design and price of our products and service. Our competitors can be expected to continue to improve the design and performance of their products and to introduce new products at competitive prices and with attractive performance and design characteristics. We may not have sufficient resources to continue to make adequate investments in our products and may not be successful in maintaining our competitive position. If we do not anticipate and respond to changes in evolving market demands, including for new products, we will not be able to compete successfully in our markets.

OUR SUBSTANTIAL AMOUNT OF GOODWILL COULD AFFECT OUR OPERATING RESULTS AND OUR NET WORTH ADVERSELY.

         As a result of the acquisition of Sanitec, we recognized a substantial amount of goodwill under Finnish GAAP. Since the acquisition, our consolidated earnings are affected by charges for amortization of goodwill. Our goodwill as of December 31, 2001 and December 31, 2002 was EUR769.6 million and
EUR721.5 million respectively. We currently amortize goodwill over a period of 15 to 20 years. We amortize approximately EUR44.0 million of goodwill annually. If we were to write-off all or a part of our goodwill, or if we were to adjust our amortization period, our operating results and net worth could be adversely affected.

OUR VACUUM SEWAGE SYSTEMS BUSINESS IS SUBJECT TO CERTAIN RISKS

         Our vacuum sewage systems business is a project based business which, as a result, is volatile. In addition, payments from our customers are usually received at the completion of the project and are not always timely. Failure to generate new projects or to receive payments from our customers in a timely manner may have a negative impact on this business. Moreover, events such as the conflict in Iraq and the outbreak of SARS have had a particularly negative impact on the aviation and marine sectors of the vacuum sewage systems industry. Those events have had, and along with any further similar events, may continue to have, a negative impact on our vacuum sewage systems business.

CHANGES IN FOREIGN EXCHANGE RATES COULD HAVE ADVERSE EFFECTS ON OUR OPERATIONS, AND OUR HEDGING EFFORTS MAY NOT SUCCEED IN MITIGATING THE EFFECTS OF THESE CHANGES.

         In 2002, approximately 40% of our net sales were denominated in currencies other than Euro. The percentage of our revenues derived from these countries may increase in the future. In the future, we may acquire interests in entities which operate in countries where the export or conversion of currency is restricted. Changes in foreign currency exchange rates can affect our ability to sell our products at satisfactory prices, can reduce the value of our assets and revenues and can increase our liabilities and costs. Even if foreign currency revenues substantially offset expenses in the same currency, profits may be diminished when reported in Euro. See Item 11 "Quantitative and Qualitative Disclosures About Market Risk".

THE INTERESTS OF OUR PRINCIPAL SHAREHOLDERS MAY CONFLICT WITH YOUR INTERESTS.

         Funds advised by BC Partners, which funds we refer to as the BC funds, collectively own approximately 78.6% of the issued voting share capital of our ultimate parent company, Pool Acquisition S.A. As a result, these shareholders have and will continue to have, directly or indirectly, the power, among other things, to affect our legal and capital structure and our day-to-day operations, as well as the ability to elect and change our management and to approve any other changes to our operations. The interests of these shareholders, in certain circumstances, may conflict with your interests as holders of the notes. For example, the principal shareholders could vote to cause us to incur additional indebtedness as permitted under the indenture. Incurring additional indebtedness would increase any debt service obligations which could adversely affect you. See Item 7.A. "Major Shareholders".

ITEM 4.  INFORMATION ON THE COMPANY

4.A.     HISTORY AND DEVELOPMENT OF THE COMPANY

         Our development into Europe's leading manufacturer of bathroom products has been the combined result of organic growth and strategic acquisitions. Prior to 1991, we were mainly active in Finland, Sweden and Norway. We expanded our presence in bathroom ceramics in Europe through the acquisitions of leading manufacturers in France and Germany in 1991, Poland and Italy in 1993, the Benelux countries in 1999 and the United Kingdom in 2001. We strengthened our presence in bath and shower products in Europe through the acquisitions of leading manufacturers in France in 1993, Poland and Italy in 1995 and Germany in 1999. As a result, we have an extensive product range covering the low-, middle- and high-end price segments of the bathroom products industry. From fiscal years 1991 to 2002, sales of our bathroom products increased from approximately
EUR305 million to EUR913 million. We estimate organic growth for the same period was approximately 5% per year on average.

         On June 7, 2001, Pool Acquisition purchased 60.8% of the shares of Sanitec Oyj from Wartsila Corporation and other major shareholders. Through a voluntary tender offer, Pool Acquisition acquired an additional 37.3% of the shares of Sanitec Oyj. Subsequently, Pool Acquisition launched a mandatory tender offer to acquire further shares of Sanitec Oyj. Following these tender offers, Pool Acquisition acquired the remaining shares of Sanitec Oyj by a squeeze-out of the minority shareholders after which time Sanitec Oyj was delisted from the Helsinki Exchanges.

         Sanitec Oyj merged with and into Pool Acquisition on March 31, 2002, and the merger was registered in the Finnish Trade Register on March 31, 2002. The merged entity was renamed Sanitec Oy on March 31, 2002.

         Prior to November 28, 2002, Sanitec was a wholly-owned subsidiary of Pool Acquisition Netherlands B.V., which in turn was a wholly-owned subsidiary of Sanitec International. On November 28, 2002, we liquidated Pool Acquisition Netherlands B.V., resulting in Sanitec becoming a wholly-owned subsidiary of Sanitec International.

         Sanitec International was financed through a combination of senior credit facilities, senior notes, a PIK loan, a shareholder loan and equity investments. See Item 10.C. "Material Contracts".

         Sanitec International is a wholly-owned subsidiary of Sanitec International AG. Sanitec International was a dormant company, incorporated on May 8, 2001, and was activated to issue the notes. After the issue of the notes, as part of our corporate reorganization, Pool Acquisition S.A., our ultimate parent company, and the holders of the other approximately 6.7% of Sanitec International's shares contributed their shares in Sanitec International to Sanitec International AG, at that time a wholly-owned subsidiary of Pool Acquisition S.A., in exchange for newly issued shares in Sanitec International AG, resulting in Sanitec International becoming a wholly-owned subsidiary of Sanitec International AG. Sanitec International AG is a 93.3%-owned subsidiary of Pool Acquisition S.A. Other shareholders, including the BC funds, hold the remaining approximately 6.7% of the shares in Sanitec International AG. In March 2003, certain members of senior management of the Sanitec group acquired from the BC funds approximately 4.9% of the shares in Sanitec International AG. See note 22 to our consolidated financial statements.

4.B.     BUSINESS OVERVIEW

                           BATHROOM PRODUCTS INDUSTRY

INTRODUCTION

         We divide the bathroom products industry in Europe into two segments:

o bathroom ceramics, which consists primarily of toilets, wash basins, urinals, bidets, vanity tops, pedestals and ceramic shower trays and other ceramic bathroom accessories; and

o bath and shower products, which consists primarily of acrylic and steel bathtubs, shower enclosures, cubicles, trays and fully integrated shower systems, whirlpools and spas.

         On the basis of manufacturers' sale prices, we estimate that the value of the bathroom products industry in Europe was approximately EUR5.9 billion in 2001 (the most recent year for which this information is available) with bathroom ceramics accounting for approximately EUR2.4 billion and bath and shower products accounting for approximately EUR3.5 billion.

MARKET OVERVIEW

BATHROOM CERAMICS

         From 1996 to 2001, on the basis of manufacturers' sales prices, we estimate that the bathroom ceramics segment in Europe has grown by 3.8% per year on average. Each market in Europe has its own standards in design, plumbing and installation. This differentiation has contributed to the development of a limited number of local well-known brands in each of those national markets. Competition principally occurs on the national level.

         Over the past ten years, there has been significant consolidation in the bathroom ceramics segment in Europe. As a result, the bathroom ceramics segment in Europe is fairly concentrated with the top five manufacturers accounting for, according to our estimates, approximately 70% of sales, by value, in 2001. The top five manufacturers of bathroom ceramics are multinational, although in certain markets, some local and national manufacturers do exist. There are now significant barriers to entry as the top five manufacturers of bathroom ceramics typically own the leading national brands and have well-established production and distribution networks in each national market.

BATH AND SHOWER PRODUCTS

         From 1996 to 2001, on the basis of manufacturers' sales prices, we estimate that the bath and shower products segment in Europe has grown by 6.7% per year on average. The bath and shower products segment in Europe is less mature and more fragmented than the bathroom ceramics segment. The top five manufacturers account for, according to our estimates, only approximately 26% of sales, by value, in 2001, with the remainder produced by local and national manufacturers. Unlike the bathroom ceramics segment, bath and shower products brands do not have such a high market share because, until recently, there have been no manufacturers with a portfolio of leading well-known brands and a well-established distribution network.

FACTORS INFLUENCING DEMAND

         We believe that there are two main types of activity which generate demand for bathroom products in Europe: renovation, maintenance and improvement, or RMI, and new construction. We estimate that in 2000 the demand for bathroom products in Europe across these types of activity, by volume, was broken down as follows:

[GRAPHIC OMITTED]

         We do not believe that there has been any significant change in demand since 2000.

         Although periods vary among local and national markets across Europe, we estimate that residential bathrooms are renovated approximately every 10 to 15 years and commercial bathroom renovation occurs approximately every 15 to 30 years. RMI activity has traditionally been less cyclical, less price-sensitive and more stable than new residential and new commercial construction.

         Major factors which we believe have contributed to growth in the bathroom products industry in Europe include:

o the increasing importance of the bathroom as evidenced by the growing average size of bathrooms, the increasing number of bathrooms per household and higher expenditure on bathrooms;

o changing demographics, such as the increasing number of households due to the trend towards single person households and longer life expectancy;

o changing consumer preferences, with an increased emphasis on comfort, convenience and design;

o greater disposable income and a higher proportion of the population in the high-spending age group, which we consider to be individuals 55 years of age and older;

o        increasing renovation activity; and

o        increasing affluence and access to new products in Eastern Europe.

DISTRIBUTION AND MARKETING

         Distribution in the bathroom products industry is similar for both bathroom ceramics and bath and shower products. Typically, bathroom products are distributed by the manufacturer to the wholesaler, from the wholesaler to the installer, plumber and retailer, and from the installer, plumber and retailer to the private residential and commercial end-user.

         Generally, distribution for bathroom products in a local European market is as set out in the following diagram:

[GRAPHIC OMITTED]

         Distribution through the do-it-yourself, or DIY, market varies significantly among different markets. We estimate that the percentage of distribution through DIY can be as high as 30% in markets such as the United Kingdom, Germany and France and as low as 1% to 3% in markets such as Italy and Scandinavia. In some markets, distribution through DIY appears to be growing, but we believe that, in the largest markets, the United Kingdom, Germany and France, the rate of growth has stabilized.

         Generally, there are three different groups involved in the decision-making process with respect to the purchase of bathroom products. These include:

o        wholesalers;

o intermediaries, including retailers, plumbers, installers, architects and, to a lesser extent, DIY retailers; and

o        private residential and commercial end-users.

         Among these three groups, intermediaries have the greatest influence in the decision-making process. In most local markets in Europe, intermediaries provide advice to end-users on which brand to purchase. We attribute brand familiarity, ease of installation and high margins as the key determinants of which brand the intermediaries recommend. As a result, successful manufacturers of bathroom products target intermediaries in their marketing efforts and typically offer extensive training to familiarize intermediaries with their products and brands.

         Even though intermediaries have the greatest influence in the decision-making process, it is also important that wholesalers are given sufficient incentive to stock a manufacturer's brands. Relationships with wholesalers are often well-established and mainly operate at the national level, although there is a growing number of multinational wholesalers. Manufacturers provide wholesalers with in-store displays and offer product training to the wholesalers' personnel.

         Generally, private residential end-users take a less significant role in the decision-making process. However, with respect to certain types of high-end bath and shower products, such as shower systems, whirlpools and spas, private residential end-users take a more active role in the purchase decision. For these products, manufacturers invest more heavily in consumer marketing through advertising in specialist magazines and newspapers, on billboards and television, and at trade fairs and exhibitions.

         Commercial end-users play an even less significant role in the decision-making process. As commercial end-users are primarily interested in the project as a whole, purchase decisions are made by contractors and architects. The main purchase considerations are price, quality and the availability of a complete range of products best suited to the relevant project. These decisions are typically influenced by the joint efforts of manufacturers, wholesalers and installers who coordinate the planning and design of bathrooms for these projects.

VACUUM SEWAGE SYSTEMS INDUSTRY

INTRODUCTION

         Vacuum sewage systems incorporate toilets that use a vacuum instead of gravity to dispose of waste. They are generally used in places where, due to construction constraints, security, technological demands or water scarcity, gravity cannot be used. Waste is collected by the vacuum sewage system and is disposed of periodically. Water is only used for rinsing, substantially reducing the amount of waste water produced. As a result, vacuum sewage systems are more environmentally friendly than conventional gravity toilet systems and are a cost-effective solution in locations where water is scarce.

         Given the small size of the vacuum sewage systems market and the diverse nature of vacuum sewage applications, it is difficult to estimate the total size of the vacuum sewage systems industry. However, we estimate that the total vacuum sewage systems market could be worth up to approximately EUR350 million per year.

MARKET OVERVIEW

         The market for vacuum sewage systems can be structured according to four business sectors: aviation, marine, train and buildings. We believe that there are three main global producers of vacuum sewage systems in the aviation sector, two main global producers in the marine sector and two main producers in the train sector. The building sector is a new market for vacuum sewage systems.

         The main customers for vacuum sewage systems are generally large global aircraft, marine vessel and train manufacturers and operators. Vacuum sewage systems are also sold to distributors for use in commercial premises such as factories and supermarkets in the building sector. The vacuum sewage system business is project based, and the customer base for vacuum sewage systems is fragmented geographically.

FACTORS INFLUENCING DEMAND

         We believe that demand for vacuum sewage systems primarily arises from new construction of aircraft, marine vessels and trains. Demand is also driven to a lesser extent by refurbishment and replacement. Rising water costs and the poor availability of clean water in an increasing number of countries also appears to lead to demand for vacuum sewage systems.

DISTRIBUTION

         As the vacuum sewage systems business is project based, producers typically distribute vacuum sewage systems directly to individual customers.

                                  OUR BUSINESS

OVERVIEW

         We believe, based on market data collected from our business units and information obtained from Consult GB, that we are the European leader in the manufacture of both bathroom ceramics and bath and shower products. We manufacture and market an extensive range of branded bathroom products covering the low-, middle- and high-end price segments of the bathroom products industry. Our bathroom products consist of bathroom ceramics, such as toilets, wash basins and urinals, and bath and shower products, such as bathtubs, shower enclosures and trays, and whirlpools. We sell our bathroom products principally to wholesalers who sell them to installers, plumbers and retailers, who, in turn, sell them to private residential and commercial end-users.

         Our core European markets are Germany, France, Scandinavia, Finland, the Benelux countries, Poland, Italy and the United Kingdom where we estimate that we had the following market share, by value, in 2001 (the most recent year for which this information was available):

                                             BATHROOM CERAMICS                         BATH AND SHOWER PRODUCTS
                        ------------------------------------------------------------   ------------------------
                               SANITEC                    NEAREST COMPETITOR                   SANITEC
                        -------------------------  ---------------------------------   ------------------------
                        MARKET        MARKET                              MARKET        MARKET        MARKET
COUNTRY                 SHARE (%)     POSITION          COMPANY           SHARE (%)     SHARE (%)     POSITION
-------                 ---------     --------          -------           ---------     ---------     --------
Germany............        28             1         Villeroy & Boch           24            6            5
France.............        30             1        American Standard          17           15            1
Scandinavia........        65             1         Villeroy & Boch           24           37            1
Finland............        76             1         Villeroy & Boch           19           18            1
Benelux............        58             1         Villeroy & Boch           23            6            5
Poland.............        40             1             Cersanit              36           22            1
Italy..............         9             2        American Standard          54            7            5
United Kingdom.....        24             2        American Standard          35            2           15
EUROPE.............        22             1        AMERICAN STANDARD          19            8            1

         We operate through 11 local business units with approximately 8,300 employees. Our brand portfolio includes many of the oldest and most well-known European brands in the bathroom products industry. Our principal brands are Keramag and Koralle in Germany; Allia, Selles and Leda in France; Ifo, Ido and Porsgrund in Scandinavia; Ido in Finland; Sphinx in the Benelux countries; Kolo in Poland; Albatros, Revita and Pozzi-Ginori in Italy; and Twyford, Doulton and Royal Doulton in the United Kingdom.

         We have an extensive production network including 18 bathroom ceramics production facilities and 13 bath and shower products production facilities. In 2002, we manufactured approximately 13 million bathroom ceramics pieces.

         We believe that we are also the world's leading supplier of vacuum sewage systems. We design and assemble vacuum sewage systems at five production facilities. We mainly sell these vacuum sewage systems directly to aircraft, marine vessel and train manufacturers and operators through our Evac brand.

         In 2002, our sales amounted to EUR985.4 million; our operating profit was EUR52.1 million, and our EBITDA was EUR147.6 million. Refer to
Item 3.A "Selected Financial Data", note 6, for further information and a reconciliation of EBITDA. A breakdown of our net sales for 2002, by region and product segment, is set out in the following charts:

[GRAPHIC OMITTED]

                              COMPETITIVE STRENGTHS

LEADING MARKET POSITIONS

         We believe that we are the leading manufacturer of bathroom products in Europe as a whole and in most of our core European markets. In addition, we are the only company in Europe with leading positions in both bathroom ceramics and bath and shower products. In individual markets, this position ensures our bathroom products are given a high level of prominence by wholesalers and retailers, greater recognition from installers, plumbers and end-users and have cost advantages in marketing, sales and distribution. In addition, we believe that our overall size gives us an advantage relative to smaller competitors in terms of economies of scale in production, faster and more cost-effective product development and a greater ability to serve pan-European customers.

STRONG LOCAL BRANDS AND CUSTOMER RELATIONSHIPS

         We have a portfolio of some of the oldest and most well-known local brands in the bathroom products industry. In a recent survey of plumbers, installers and retailers in Europe, who strongly influence end-users' purchase decisions, our Keramag, Ido and Kolo brands achieved 100%, 83% and 78% unaided brand recall, respectively, in the main markets in which they are sold. Through the strength of our local brands, showroom support and product training, we have built strong, long-standing relationships with our customers.

HIGH-QUALITY AND LOW-COST PRODUCTION NETWORK FOR BATHROOM CERAMICS

         We believe that we operate the largest production network in Europe with the following advantages:

o WELL-INVESTED LARGE-SCALE PRODUCTION FACILITIES: Over the past five years, we estimate that we have consistently invested approximately 4% to 5% of bathroom ceramics net sales in our bathroom ceramics production network. Approximately half of this investment was used to maintain our production network and the remainder was used to increase the level of automation. Generally, production costs decrease with an increase in production facility size. For less complex, high-volume products, production costs are optimized in production facilities with capacity of around one million pieces per year. We operate nine such production facilities, which is more than any of our competitors in Europe. We are also able to transfer our diverse production know-how across our 18 production facilities which allows each production facility, and the Sanitec group as a whole, to benefit from operational improvements, resulting in lower costs.

o PRODUCTION FACILITY SPECIALIZATION: We can allocate production to the production facilities with the technology, production know-how and location best suited to the volume, design and local market requirements of each product. This flexibility results in reduced production facility complexity, longer production runs and reduced production costs. In addition, we believe that frequent and rapid shifts in production volumes significantly increase production costs. Our ability to manage our production on a pan-European basis allow us to achieve higher and more stable capacity utilization as a whole and for each individual production facility.

o PRODUCTION IN LOW-COST COUNTRIES: Over the past ten years, we have established three state-of-the-art production facilities for less complex, high-volume products in Poland and Portugal, countries with low labor costs. Through careful production facility design, transfer of production know-how and employee training, we have achieved operational performance in line with Sanitec group standards at significantly lower cost. All three of these production facilities have capacity in excess of one million pieces per year.

CASH FLOW STABILITY

         Our core European markets comprise 12 countries, with no single country accounting for more than 15.5% of our net sales in 2002. Similarly, our top ten customers accounted for approximately 32.1%, with no single customer accounting for more than approximately 6.3%, of our net sales in 2001. In addition, we also have a complete range of both bathroom ceramics and bath and shower products covering the low-, middle- and high-end price segments. We believe that this operating diversity enhances our cash flow stability by reducing our dependence on any particular geographic region, market, customer or product. In addition, we estimate that approximately 70% of our net sales in 2002 were to the more stable renovation, maintenance and improvement segment of the bathroom products industry.

STRONG MANAGEMENT AND INVESTORS

         Our management team is made up of central group management and the managing directors of our local business units. Our management team, with more than ten years of industry experience on average, has a proven ability to successfully manage growth and integrate businesses. Since 1991, we have grown from a local business operating predominantly in Finland, Sweden and Norway into the leading manufacturer of bathroom products in Europe.

         The BC funds, who collectively are the principal shareholders in Pool Acquisition S.A., the ultimate parent company of Sanitec International, are leaders in acquiring and developing European businesses in partnership with management and have invested in 52 acquisitions with a total value in excess of EUR24 billion since 1986. The BC funds are also the principal shareholders in Grohe Holding GmbH.

                                BUSINESS STRATEGY

FURTHER REDUCE PRODUCTION COSTS FOR BATHROOM CERAMICS

         We believe that there are significant opportunities to optimize production and further reduce costs for bathroom ceramics. In October 2001, we changed our organizational structure to manage bathroom ceramics production on a group-wide basis. We believe that this change will allow us to exploit economies of scale, achieve more stable capacity utilization across our production network and reduce costs. Following an extensive review of our production network, we are implementing the following specific initiatives:

o        REALLOCATION OF PRODUCTION TO LOW-COST COUNTRIES:   We intend to
         reallocate production of approximately 1.6 million pieces to our facilities in Portugal and Poland, which are low cost production countries, and to our low cost outsourcing partners in Egypt, Thailand, Turkey, India and China. We plan to allocate approximately
         1.2 million pieces to our outsourcing partners and transfer the remaining 0.4 million pieces to our own low cost factories. In 2002 we closed one facility in Wallhausen, Germany with a capacity of approximately 0.2 million pieces as well as a facility in Stoke-on-Trent in the United Kingdom with an approximate capacity of less than 50,000 pieces. We also entered into negotiations to close an additional facility in Queenborough in the United Kingdom with an approximate capacity of 1.0 million pieces and a facility in Warneton, Belgium with a capacity of 0.5 million pieces in 2003.

o PRODUCTION FACILITY INVESTMENTS: We have identified three production facilities where we believe we can increase productivity and reduce costs by investing in automated high-pressure casting and glazing technology. Each of these three production facilities has an annual production capacity in excess of one million pieces.

FURTHER EXPLOIT CROSS-SELLING OPPORTUNITIES IN BATH AND SHOWER PRODUCTS

         Between 1995 and 2000, we estimate that the bath and shower products segment in Europe grew by 5.8% per year on average. We estimate that our net sales of bath and shower products over the same period have grown organically by approximately 20% per year on average. As the only manufacturer of bath and shower products with strong bathroom ceramics brands in all of our core European markets, we see the potential to continue to outgrow the bath and shower products segment by leveraging our brand portfolio, distribution network and sales force for bathroom ceramics. For example, in 2000, we started selling bath and shower products produced by Koralle under the Sphinx brand mainly in the Benelux countries. Net sales of bath and shower products in these countries increased by 11.8% in 2002 and have had an 18.9% compounded annual growth rate since 2000.

INTEGRATE PURCHASING

         We have identified eight purchasing categories, which together accounted for over EUR150 million in raw material costs in 2001. For these categories, we plan to coordinate and aggregate purchases on a group-wide basis, reduce the number of our suppliers and engage in strategic partnerships with a select group of key suppliers to reduce costs. We have engaged external purchasing consultants to support this strategic purchasing initiative. In 2002, our initial success in this initiative was primarily in glass, acrylic and aluminum purchases.

CAPITALIZE ON GROWTH OPPORTUNITIES IN CENTRAL AND EASTERN EUROPE

         We believe that significant growth opportunities exist in Central and Eastern Europe. We expect that growth rates for bathroom products through 2004 for Central and Eastern Europe will be higher than in our core European markets. We believe that we have the potential to significantly increase our market shares in Central and Eastern European countries given the current fragmented competitive environment and scarcity of strong, well-known brands in these markets. In most Central and Eastern European markets, we mainly invoice our sales in Euro or US Dollars.

REDUCE COMPLEXITY OF PRODUCT PORTFOLIO

         We produce over 2,300 different bathroom ceramics models. We believe that we can significantly reduce the number of models by eliminating less profitable, slow-selling models resulting in reduced costs and lower inventory levels. We plan to further reduce the number of models through standardization, where appropriate. Similarly, we intend to streamline our extensive range of bath and shower products. We intend to carry out the measures gradually in connection with our normal annual marketing and production planning processes. Therefore, we do not anticipate any major costs as a result of these actions. In 2002 we made initial reductions of approximately 10% in the bathroom ceramics and 17% in the bath and shower business segment portfolios.

EXPLOIT ADDITIONAL INTEGRATION OPPORTUNITIES

         We intend to exploit additional integration opportunities in logistics, product development and brand portfolio management, and to reduce marketing, general and administration expenses. We plan to reduce the number of providers of logistics services resulting in reduced logistics costs and fully utilize the product development know-how within each of our local business units through a more integrated approach to product development. We have also commenced a review of our brand positioning in each country to identify overlaps and other areas for improvement in our brand portfolio. We intend to continue to reduce marketing, general and administration expenses. In 2002, we significantly reduced these expenses due to, among other things, the integration of the German bathroom ceramics and bath and shower products administration functions. To encourage our local business units to maximize these additional integration opportunities, we have linked part of the compensation for the managing directors of each of our local business units to the Sanitec group's profitability.

PRODUCTS AND BRANDS

Our net sales in 2002 are set out in the following table:

                                       NET SALES                  PERCENTAGE OF
PRODUCT SEGMENT                  (IN MILLIONS OF EURO)              NET SALES
------------------------------   ---------------------            -------------
Bathroom ceramics.............            619.7                         62.9
Bath and shower products......            293.6                         29.8
Vacuum sewage systems.........             72.1                          7.3
                                 ---------------------            -------------
Total.........................            985.4                        100.0
                                 =====================            =============



BATHROOM CERAMICS

         Our bathroom ceramics product range includes toilets, wash basins, urinals, bidets, vanity tops, pedestals, ceramic shower trays and other ceramic bathroom accessories. The largest markets in which we operate, in terms of our net sales, are Germany, France, Scandinavia, the United Kingdom, the Benelux countries, Italy, Poland and Finland. We market our bathroom ceramics under the Keramag, Allia, Selles, Ifo, Porsgrund, Twyford, Doulton and Royal Doulton, Sphinx, Pozzi-Ginori, Kolo and Ido brands.

BATH AND SHOWER PRODUCTS

         Our bath and shower product range includes acrylic and steel bathtubs, showers, including shower enclosures, cubicles and trays and more sophisticated shower systems with features such as jets and steam, and whirlpools and spas. We sell our bath and shower products in the same geographic markets in which we sell our bathroom ceramics. Shower enclosures and shower trays accounted for approximately 55% of our bath and shower products net sales in 2002 and are sold as high-end products under the Koralle and Sphinx brands and as middle-end products under the Allia, Leda, Ido and Ifo brands. Bathtubs accounted for approximately 18% of our bath and shower products net sales in 2002. We sell bathtubs under the Keramag, Koralle, Allia, Sphinx, Kolo, Ifo, Albatros and Revita brands. Shower systems, whirlpools and spas accounted for approximately 22% of our bath and shower products net sales in 2002. We sell shower systems under the Keramag, Albatros, Revita and Scandispa brands.

VACUUM SEWAGE SYSTEMS

         We market and sell our vacuum sewage systems worldwide under the Evac brand.

                           DISTRIBUTION AND CUSTOMERS

         We generally distribute our bathroom products through the traditional channels in the bathroom products industry in most developed markets; principally from the manufacturer to the wholesaler, from the wholesaler to the installer, plumber and retailer, and from the installer, plumber and retailer to the commercial and private residential end-user. In 2000, more than 99% of our sales were through our wholesalers. Wholesalers sell about 12%, by volume, of our bathroom ceramics to DIY retailers, and the remaining 88% to installers, plumbers and retailers. We do not believe that there has been any significant change in the relative proportion of our sales through these distribution channels since 2000.

         Our wholesaler customer base for bathroom products is fairly fragmented. In 2001, our top ten customers, who are all wholesalers, accounted for approximately 32.1% of our net sales, and our largest customer accounted for approximately 6.3%. We believe there is a trend towards consolidation of our wholesaler customer base. This consolidation is subject to regional variations with some of our core European markets showing faster consolidation than others.

         We distribute our vacuum sewage systems primarily on a project by project basis to individual customers who are manufacturers and operators in the marine, aviation, train and building sectors and who we approach directly or through local agents or distributors.

                               MARKETING AND SALES

         Marketing of our bathroom products varies significantly depending on the characteristics of the local market. As a result, our local business units carry out the marketing of our bathroom products.

         We encourage wholesalers and retailers to stock and actively sell our range of bathroom products by offering showroom support in layout, planning and organizing, product presentations, seminars, catalogues, brochures and leaflets. We also share the costs of local advertising and provide technical, commercial and sales training as appropriate. We generate demand for our bathroom products among installers and plumbers by providing technical manuals, booklets and newsletters, discussion forums, factory tours, seminars and technical training, direct planning support and on-site installation support by our service teams. We market to end-users by advertising in specialist and trade magazines, on billboards, television, internet home pages, and distributing catalogues, brochures and leaflets and providing extensive after sales support.

         We sell our bathroom products under our strong local brands through our local sales forces, which number more than 450 employees. These local sales forces provide in-depth local market knowledge and management expertise. We recently merged our German bathroom ceramics and bath and shower products sales forces to support our strategy of exploiting cross-selling opportunities for bath and shower products through our bathroom ceramics brands.

         Our sales and marketing expenses for the years 2002, 2001 and 2000 were EUR134.5 million, EUR135.8 million and EUR139.2 million, respectively.

                                   PRODUCTION

BATHROOM CERAMICS

         The production process for bathroom ceramics involves the three steps of casting, glazing and firing. Casting involves the injection of slip, the constituent material for the manufacture of bathroom ceramics, either manually into a gypsum mold, known as bench casting, or automatically at very high pressure into a plastic mold, known as high pressure casting, which shapes the slip into a ceramic piece. Slip is made up of ball clay, water, kaolin, quartz, feldspar, zircon and other inorganic ingredients. After drying, the ceramic piece is then glazed either by spraying or dipping, which can be done both manually and automatically. Firing is the final step and involves passing the ceramic piece through a tunnel kiln for approximately 14 to 22 hours up to temperatures of approximately 1,250(degree)C.

SHOWER PRODUCTS

         Our production process for acrylic shower products involves creating the basic acrylic shape, reinforcing the shape with fiberglass and then assembling the finished product. Acrylic sheets are heated and molded on Sanitec-designed aluminum molds for whirlpools, shower enclosures or shower trays. These basic shapes are then prepared for final assembly. In the final assembly stage, we add pipes, valves, pumps, electronic control systems and glass or acrylic enclosures and metallic finishes. We outsource the production of all molds, pipes, valves, pumps, electronic control systems and glass surfaces to third parties.

VACUUM SEWAGE

         Our production process for our vacuum sewage process involves design and assembly, and we outsource the production of the necessary component parts.

                                  RAW MATERIALS

         The primary raw material that we use in the production of our bathroom ceramics is slip, although this represents a relatively small percentage of our production costs. The primary raw materials that we use in the production of our bath and shower products are acrylic, glass and aluminum. Unlike the bathroom ceramics segment, these raw materials constitute a relatively high proportion of costs in the bath and shower products segment. While the prices of glass and aluminum generally are not volatile, the prices of acrylic generally fluctuate in line with prices in the petroleum markets and the capacity utilization of manufacturers of acrylic sheets. We have a sufficient number of suppliers worldwide for our raw materials so that we are not dependent on any one supplier. We also have a large number of suppliers of packaging.

                                   COMPETITION

         Our main competitors in the bathroom ceramics and bath and shower products segments in 2001 (the most recent year for which this statistical information is available) are set out, together with our estimate of their respective market shares, in the following tables. We do not believe that there has been any significant change in relative market share since 2001.

                                BATHROOM CERAMICS
                                -----------------
                                                                  MARKET SHARE
COMPANY                                                            (BY VALUE)
-------                                                            ----------
Sanitec....................................................           22%
American Standard..........................................           19%
Roca Laufen................................................           16%
Villeroy & Boch............................................           10%
Eczacibasi.................................................            3%

                            BATH AND SHOWER PRODUCTS
                            ------------------------
                                                                  MARKET SHARE
COMPANY                                                            (BY VALUE)
-------                                                            ----------
Sanitec.....................................................          8%
Masco.......................................................          5%
Duscholux...................................................          5%
U.S. Industries.............................................          5%
Kaldewei....................................................          3%

         In the vacuum sewage systems segment, we compete on a global basis with a limited number of competitors. We operate in all four sectors of the vacuum sewage systems market while each of competitors operate in only one or two of the four sectors. Our main competitors include Jets Vacuum A.S. in Norway in the marine sector, Monogram Systems in the United States and AOA Apparatebau Gauting GmbH in Germany in the aviation sector and Semco A/S in Denmark in the train sector.

                          INTELLECTUAL PROPERTY RIGHTS

         Our brands are important to our business and maintaining our competitive position. Trademarks are important to protect our bathroom products business and patents are important to protect our vacuum sewage systems business. We have a policy of protecting our brands by registering trademarks and making patent applications, where appropriate, in the relevant markets in which we operate and taking steps to protect against infringements of these trademarks and patents. We are not aware of any legal proceedings that have been brought against us for infringement of a patent or trademark that would have a material effect on our business, financial condition or results of operations.

4.C.     ORGANIZATIONAL STRUCTURE

         Sanitec International was a dormant company, incorporated on May 8, 2001, and was activated to issue the notes. Sanitec International has no material assets or sources of revenue other than (1) the shares of Sanitec, which have been pledged to the lenders under the senior credit facility by way of a first priority pledge and to the trustee for the noteholders by way of a second priority pledge, and (2) certain intercompany loans each of which has been pledged to the trustee for the benefit of the noteholders. Other than certain intercompany loans, which have been subordinated to the notes and which have no payments due prior to the maturity of the notes, Sanitec International's only material liabilities are the notes, although it may incur additional liabilities in the future as permitted by the covenants contained in the indenture. Sanitec International has no independent operations and no employees. The following diagram shows our corporate structure.




                               [GRAPHIC OMITTED]

         The following is a list of the major subsidiaries, associated companies and other shareholdings of Sanitec International as of December 31, 2002.

                                                                                        COUNTRY OF        OWNERSHIP
SUBSIDIARIES                                                                           INCORPORATION       INTEREST
------------                                                                           -------------       --------
Sanitec Oy....................................................................         Finland                100.0
Pool Sub-Financing Helsinki Oy................................................         Finland                100.0
Pool Financing Helsinki Oy....................................................         Finland                100.0
Ido Bathroom Ltd..............................................................         Finland                100.0
Ido Baderom A/S...............................................................         Norway                 100.0
Porsgrund Oy..................................................................         Finland                100.0
Ido Badrum AB.................................................................         Sweden                 100.0
Porsgrund Bad A/S.............................................................         Norway                 100.0
Ifo Sanitar AB................................................................         Sweden                 100.0
Fastighets AB Pressarna.......................................................         Sweden                 100.0
Ifo Sanitar A/S...............................................................         Norway                 100.0
Scandi-aqualine A/S...........................................................         Denmark                100.0
Ifo Sanitar Eesti AS..........................................................         Estonia                100.0
Allia International S.A.S.....................................................         France                 100.0
Allia S.A.S...................................................................         France                 100.0
Polyroc S.A.S.................................................................         France                 100.0
Omnium de Distribution Sanitaires S.A.S.......................................         France                 100.0
Omnium de Distribution Sanitaires Sp. z o.o...................................         Poland                 100.0
Murena S.A.S..................................................................         France                 100.0
Leda S.A.S....................................................................         France                 100.0
Leda Production S.A.S.........................................................         France                 100.0
Koralle S.a.r.l...............................................................         France                 100.0
Produits Ceramiques de Touraine S.A...........................................         France                 100.0
S.N.B. Manufacture S.A.R.L....................................................         France                 100.0
Koninklijke Sphinx B.V........................................................         The Netherlands        100.0
Sanitair Techniek Rosmalen B.V................................................         The Netherlands        100.0
Warneton Industrie S.A........................................................         Belgium                100.0
Sanker Spol. S.r.o............................................................         Slovakia               100.0
ODS Panda Sp. z o.o...........................................................         Poland                 100.0
Sphinx Gustavsberg Wroclaw Sp. z o.o..........................................         Poland                  80.4
Deutsche Sphinx Beteiligungen GmbH............................................         Germany                100.0
Sphinx International B.V......................................................         The Netherlands        100.0
Baduscho Dusch- und Badeeinrichtungen Produktions- und Vertriebsgesellschaft m.b.H.    Austria                100.0
Bekon Koralle AG..............................................................         Switzerland            100.0
Koralle Sp. z o.o.............................................................         Poland                 100.0
Sphinx Bathrooms Belgium N.V..................................................         Belgium                100.0
Sphinx Bathrooms Ltd..........................................................         Great Britain          100.0
Koralle International GmbH....................................................         Germany                 94.8
Deutsche Sphinx Sanitar GmbH..................................................         Germany                 98.0
Koralle Sanitarprodukte GmbH..................................................         Germany                 98.0
Servico Gesellschaft fur Sanitartechnik GmbH..................................         Germany                 98.0
Ceravid GmbH.................................................................          Germany                100.0
Keramag Keramische Werke AG...................................................         Germany                 95.0
Keramag Kermische Werke Haldensleben GmbH.....................................         Germany                 95.0
Varicor S.A...................................................................         France                  95.0
Keramag Vertriebs Holding GmbH................................................         Germany                 95.0
Eurocer Industria de Sanitarios S.A...........................................         Portugal               100.0
Kerallia Productos Sanitarios Lda.............................................         Portugal               100.0
Laminex Sp. z o.o.............................................................         Poland                 100.0
Evac International Ltd........................................................         Finland                100.0
Evac AB.......................................................................         Sweden                 100.0
Evac Vacuum Systems (Shanghai) Co Ltd.........................................         China                  100.0
Evac GmbH.....................................................................         Germany                100.0
AquaMar GmbH..................................................................         Germany                100.0
Evac Oy.......................................................................         Finland                100.0
Evac S.A.R.L..................................................................         France                 100.0



                                                                                        COUNTRY OF        OWNERSHIP
SUBSIDIARIES                                                                           INCORPORATION       INTEREST
------------                                                                           -------------       --------
Evac S.r.l....................................................................         Italy                  100.0
Envirovac Inc.................................................................         USA                    100.0
Evac Ltda.....................................................................         Brazil                 100.0
Sanitec Kolo Sp. z o.o. ......................................................         Poland                  99.5
Scan Aqua Sp. z o.o. .........................................................         Poland                 100.0
Sugarlop B.V..................................................................         The Netherlands        100.0
Sanitec Leasing AB............................................................         Sweden                 100.0
Domino Italia S.p.A...........................................................         Italy                  100.0
Sanitec Italia S.p.A. ........................................................         Italy                  100.0
Pozzi Ginori S.p.A............................................................         Italy                  100.0
Sanitec Servizi Logistici S.r.L...............................................         Italy                  100.0
Domino S.p.A..................................................................         Italy                  100.0
Royal Sanitec AB..............................................................         Sweden                 100.0
Sanitec UK....................................................................         Great Britain          100.0
Twyford Bathrooms.............................................................         Great Britain          100.0
Twyford Holdings Ltd..........................................................         Great Britain          100.0
Twyford Ltd...................................................................         Great Britain          100.0
Twyford Plumbing Solutions Ltd................................................         Great Britain          100.0
Curran Ltd....................................................................         Great Britain          100.0
Sanitec Service GmbH..........................................................         Germany                100.0

ASSOCIATED COMPANIES
Hutschenreuther-Keramag GmbH..................................................         Germany                 47.5
Ceramics Holdings Middle East B.V.............................................         The Netherlands         50.0
Ceramic Holdings Middle East C.V..............................................         The Netherlands         50.0
AWEK Industrial Patents Ltd. Oy...............................................         Finland                 25.0

OTHER SHAREHOLDINGS
Sanitec Holding AG............................................................         Switzerland             19.9
Sanitec Holdings Pte Ltd......................................................         Singapore               19.9
Sphinx Technical Ceramics B.V.................................................         The Netherlands        100.0

4.D.     PROPERTY, PLANT AND EQUIPMENT

         We operate 36 production facilities worldwide, of which 18 manufacture bathroom ceramics, 13 manufacture bath and shower products, one manufactures other bathroom products and four design and assemble vacuum sewage systems. Many of the companies that operate our production facilities have received ISO 9001 certification, and several have also received ISO 14001 certification, the internationally acknowledged standards for quality and environmental management systems, respectively.

         In addition, we lease administrative, technical and sales office space in various locations in the countries in which we operate.

         We set out our production facilities in the following table:

                                                                                                        APPROXIMATE
                                                                                                            SIZE
              LOCATION                          PRODUCTS             PRIMARY BRANDS     OWNED/LEASED    (SQ. METERS)
              --------                          --------             --------------     ------------    ------------
Wesel, Germany                                  Bathroom ceramics             Keramag           Owned        30,000
Haldensleben, Germany                           Bathroom ceramics             Keramag           Owned        40,000
Digoin, France                                  Bathroom ceramics               Allia           Owned        70,000
Limoges, France                             Fireclay and bathroom               Allia           Owned        20,000
                                                        furniture
La Villeneuve au Chene, France              Bathroom ceramics and               Allia           Owned        16,000
                                                     shower trays
Selles sur Cher, France                        Bathroom ceramics,              Selles           Owned       100,000
                                                         fireclay
                                                 and shower trays
                                            Solid surface mineral
Schirmeck, France                                        products             Varicor           Owned         8,000
Bromolla, Sweden                                Bathroom ceramics                 Ifo           Owned        65,000
Porsgrunn, Norway                               Bathroom ceramics           Porsgrund          Leased        10,800
Ekenas, Finland                                 Bathroom ceramics                 Ido           Owned        50,000
Warneton, Belgium                               Bathroom ceramics              Sphinx           Owned        44,000
Maastricht, Netherlands                         Bathroom ceramics              Sphinx           Owned        54,000
Maastricht, Netherlands                        Technical ceramics              Sphinx           Owned        15,000
Kolo, Poland                                    Bathroom ceramics                Kolo           Owned        80,000
Wloclawek, Poland                               Bathroom ceramics                Kolo           Owned        67,000
Gaeta, Italy                                Bathroom ceramics and        Pozzi-Ginori           Owned        42,000
                                                     shower trays
Stoke-on-Trent, United Kingdom                           Fireclay    Twyford, Doulton           Owned        13,000
(closed)                                                                          and
                                                                        Royal Doulton
Queenborough, United Kingdom                    Bathroom ceramics    Twyford, Doulton           Owned        19,000
                                                                                  and
                                                                        Royal Doulton
Alsager, United Kingdom                         Bathroom ceramics    Twyford, Doulton           Owned        62,000
                                                                                  and
                                                                        Royal Doulton
Carregado, Portugal                             Bathroom ceramics       Allia, Pozzi,           Owned        31,500
                                                                              Ceravid
                                                                          and Twyford
Luzianky, Slovak Republic                       Bathroom ceramics              Sphinx           Owned         9,000
Vlotho, Germany                                Shower enclosures,             Koralle           Owned        11,000
                                                         cabinets
                                                       and panels
Hirzenhain, Germany                      Bathtubs, acrylic shower             Koralle          Leased         3,000
                                                            trays
                                                   and whirlpools
Tosse, France                                   Shower enclosures                Leda          Leased         3,000
Bayonne, France                                           Showers                Leda          Leased         4,000
Vendome, France                             Bathtubs, showers and          Allia, FAS           Owned         5,300
                                                       whirlpools
Morrum, Sweden                           Showers, trays and steel                 Ifo           Owned        10,200
                                                         bathtubs
Norrtalje, Sweden                           Shower enclosures and                 Ido           Owned           700
                                                         cubicles
Varde, Denmark                                Whirlpools and spas                 Ifo           Owned         2,400
Minsk Mazowiecki, Poland                  Bathtubs and whirlpools                Kolo           Owned         1,800
Ozorkow, Poland                           Shower trays and shower                Kolo           Owned         5,200
                                                       enclosures
Spilimbergo, Italy                       Bathtubs, whirlpools and        Albatros and           Owned        11,450
                                                     shower boxes              Revita
Margarethen am Moos, Austria                    Shower enclosures            Baduscho           Owned         1,800
Dagmerstellen, Switzerland                      Shower enclosures             Koralle           Owned         1,150
Overath, Germany (closed)                   Marine toilet systems                Evac          Leased           700
Wedel, Germany                               Train toilet systems                Evac          Leased           500
Bromolla, Sweden (closed)                    Train toilet systems                Evac          Leased         3,700
Rockford, IL USA                       Marine, aviation and train                Evac           Owned         3,300
                                               toilet systems and
                                                      systems for
                                                        buildings
Shanghai, China                             Marine toilet systems                Evac          Leased           400

         We believe that our production network as a whole is adequate for our present and anticipated future needs and levels of operation.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

         THE DISCUSSION AND ANALYSIS BELOW PROVIDES INFORMATION WHICH WE BELIEVE IS RELEVANT TO AN ASSESSMENT AND UNDERSTANDING OF OUR CONSOLIDATED FINANCIAL POSITION AND RESULTS OF OPERATIONS. YOU SHOULD READ THIS DISCUSSION AND ANALYSIS IN CONJUNCTION WITH THE CONSOLIDATED FINANCIAL STATEMENTS AND RELATED NOTES, INCLUDED ELSEWHERE IN THIS ANNUAL REPORT.

         THE FOLLOWING DISCUSSION AND ANALYSIS CONTAINS STATEMENTS REFLECTING OUR VIEWS ABOUT OUR FUTURE PERFORMANCE AND CONSTITUTES "FORWARD-LOOKING STATEMENTS". THESE VIEWS MAY INVOLVE RISKS AND UNCERTAINTIES THAT ARE DIFFICULT TO PREDICT AND MAY CAUSE OUR ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE RESULTS DISCUSSED IN SUCH FORWARD-LOOKING STATEMENTS. READERS SHOULD CONSIDER THAT VARIOUS FACTORS, INCLUDING CHANGES IN GENERAL ECONOMIC CONDITIONS, NATURE OF COMPETITION, DEVELOPMENTS IN DISTRIBUTION, INDUSTRY TRENDS, INFLUENCE OF CURRENCY FLUCTUATIONS AND INFLATION, AND OTHER FACTORS DISCUSSED BELOW, MAY AFFECT OUR PROJECTED PERFORMANCE. FOR EXAMPLE, EVENTS SUCH AS THE CONFLICT IN IRAQ AND THE OUTBREAK OF SARS COULD INFLUENCE THE GLOBAL ECONOMICAL ENVIRONMENT SUBSTANTIALLY AND THEREFORE COULD HAVE A SIGNIFICANT IMPACT ON OUR PROJECTED PERFORMANCE. WE UNDERTAKE NO OBLIGATION TO UPDATE PUBLICLY ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

         WE HAVE PRESENTED THE CONSOLIDATED FINANCIAL STATEMENTS OF SANITEC OYJ FOR THE YEARS ENDED DECEMBER 31, 2000 AND FOR THE PERIOD FROM JANUARY 1, 2001 TO JUNE 7, 2001. FOR THE PERIOD FROM JUNE 8, 2001 TO DECEMBER 31, 2001, WE HAVE USED THE CONSOLIDATED FINANCIAL STATEMENTS OF POOL ACQUISITION NETHERLANDS B.V. FOR THE PERIOD FROM JANUARY 1, 2002 TO DECEMBER 31, 2002 WE HAVE USED THE CONSOLIDATED FINANCIAL STATEMENTS OF SANITEC INTERNATIONAL S.A.

         WE HAVE PREPARED THE CONSOLIDATED FINANCIAL STATEMENTS IN ACCORDANCE WITH FINNISH GAAP, WHICH DIFFERS IN CERTAIN SIGNIFICANT RESPECTS FROM US GAAP. FOR A DISCUSSION OF SIGNIFICANT DIFFERENCES BETWEEN FINNISH GAAP AND US GAAP AND A RECONCILIATION OF NET INCOME (LOSS) IN ACCORDANCE WITH FINNISH GAAP AND SHAREHOLDERS' EQUITY IN ACCORDANCE WITH FINNISH GAAP TO US GAAP, REFER TO NOTE 23 TO THE CONSOLIDATED FINANCIAL STATEMENTS.

                                    OVERVIEW

         We generate our net sales from:

o        sales of bathroom ceramics;

o        sales of bath and shower products; and

o        sales of vacuum sewage systems.

         We believe that we operate the largest bathroom products production network in Europe which includes 18 bathroom ceramics production facilities and 13 bath and shower products production facilities. In 2002, our net sales were EUR985.4 million; our operating profit was EUR52.1 million, and our EBITDA was EUR147.6 million. See Item 3.A "Selected Financial Data", note 6, for further information and a reconciliation of EBITDA. In 2002, 62.9% of our net sales were attributable to bathroom ceramics, 29.8% to bath and shower products and 7.3% to vacuum sewage systems. In addition, in 2002, 67.2% of our operating profit was attributable to bathroom ceramics, 28.8% to bath and shower products and 4.0% to vacuum sewage systems.

         We mainly sell our bathroom products to wholesalers who sell them to plumbers, installers and retailers who, in turn, sell them to private residential and commercial end-users. Our top ten customers accounted for approximately 32.1% of our net sales in 2001, and no single customer accounted for more than approximately 6.3% in the same period. In our core European markets, Germany, France, Scandinavia, Finland, the Benelux countries, Poland, Italy and the United Kingdom, we generally sell our bathroom products through our local sales force. In 2002, no single country accounted for more than 15.5% of net sales.

         Our business strategy is to consolidate our position as the market leader in the European bathroom products industry by reducing our production costs, increasing our presence in Central and Eastern Europe, exploiting cross-selling opportunities in bath and shower products, integrating our purchasing functions, reducing the complexity of our product portfolio and exploiting other integration opportunities within the Sanitec group. See "Business--Business Strategy" for a more detailed discussion.

SALES AND OPERATING EXPENSES

         Net sales consist of gross sales revenues reduced by certain items including indirect sales taxes and sales discounts. We estimate and record provisions for cash discounts, quantity rebates, sales returns, allowances and original warranties in the period the sale is reported. Like most companies who prepare financial statements under Finnish GAAP, we use the total cost method of presentation for our financial statements. Therefore, we do not present total cost of sales and gross profit in our financial statements. This method of accounting does not affect our EBITDA or net income from operations. See Item 3.A "Selected Financial Data", note 6, for further information and a reconciliation of EBITDA. We categorize our operating expenses into cost of products sold -- materials and consumables, personnel, outside services, depreciation and amortization and other operating income and expenses, net, in accordance with Finnish GAAP. We have expressed all items in the results of operations table under Item 5.A. "Operating Results" below as a percentage of net sales.

EFFECTS OF CURRENCY FLUCTUATIONS

         During the year ended December 31, 2002, approximately 40% of our net sales were transacted in currencies other than Euro. Therefore, changes in foreign currency exchange rates can affect our ability to sell our products at satisfactory prices and can affect the value of our non-Euro denominated assets, liabilities, net sales and costs when reported in Euro, and, therefore, can affect our financial condition or results of operations.

COST SAVINGS

         An element of our strategy is to reduce our production costs through targeted investment, shifting production to low-cost countries and selective production facility closures. We intend to further reduce costs by integrating purchasing, product development, brand management and logistics throughout the Sanitec group. We expect that the cash costs associated with such measures and other restructuring of our business including the ongoing and planned initiatives for our bath and shower products business and the integration of Sphinx and Twyford, will be approximately EUR50 million and will be incurred from 2003 through 2006.

EFFECT OF ACQUISITIONS ON RESULTS OF OPERATIONS

TWYFORD

         We acquired Twyford in January 2001 for a total cash consideration of EUR136.7 million. This acquisition gave us access to the important bathroom products market in the United Kingdom. Twyford was, and continues to be, the second largest manufacturer of bathroom ceramics in the United Kingdom. Since the acquisition, we have closed one plant, Stoke-on-Trent, in 2002, and announced the closing of another production facility in Queenborough in 2003. We have already taken additional steps to improve Twyford's profitability by discontinuing certain unprofitable sales. Our acquisition of Twyford will allow us to enter the high-end of the United Kingdom's bathroom ceramics segment by marketing high-end products under the Royal Doulton brand for bathroom ceramics. In addition, by marketing bath and shower products manufactured by our other local business units under the Twyford brands, we have the opportunity to improve Twyford's limited presence in the bath and shower products segment. Twyford currently sources bath and shower products from third parties which results in significantly lower operating profit margins compared to the rest of the Sanitec group.

SANITEC OYJ

         As at December 31, 2001, through Pool Acquisition, we completed the acquisition of 100% of the shares of Sanitec Oyj for total consideration of EUR932.5 million. See Item 4.A. "History and Development of the Company".

                          CRITICAL ACCOUNTING POLICIES

         The preparation of our financial statements requires management to make estimates and judgments that affect the reported amounts of our assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to customer programs and incentives, doubtful accounts, inventory valuation, asset impairment, restructuring of operations, investments, environmental costs, pensions and other post employment benefits, goodwill and intangible assets, and litigation and contingencies. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe that the following critical accounting policies require management's more significant judgments and estimates in the preparation of our consolidated financial statements. The policies discussed below represent the accounting policy in accordance with Finnish GAAP unless otherwise noted.

ACCOUNTING FOR BUSINESS COMBINATIONS

         During the past three years, we have completed several significant business combination transactions. In accordance with Finnish GAAP, under the purchase method of accounting, a business combination is accounted for at a purchase price based upon the fair value of the consideration given, whether it is in the form of cash, assets, stock or the assumption of liabilities. The tangible assets acquired are measured at their fair values and the purchase price is allocated to the tangible assets based upon these fair values. All other assets and liabilities are recorded at carrying value.

         When reconciling our consolidated financial statements to US GAAP, we have accounted for our past business combinations using the purchase method of accounting prior to the issuance of Statement of Financial Accounting Standard No. 141, "BUSINESS COMBINATIONS", which only allows the use of the purchase method. Prior to the issuance of SFAS No. 141 on July 1, 2001, we applied the guidance provided by Accounting Principles Board Opinion No. 16 and its interpretations, as well as various other authoritative literature and interpretations that address issues encountered in accounting for business combinations. Under the purchase method of accounting, a business combination is accounted for at a purchase price based upon the fair value of the consideration given, whether it is in the form of cash, assets, stock or the assumption of liabilities. The assets (including intangible assets) and liabilities acquired are measured at their fair values, and the purchase price is allocated to the assets and liabilities based upon these fair values.

         In both Finnish and US GAAP, determining the fair values of the assets and liabilities acquired involves the use of judgment, since the majority of the assets and liabilities acquired do not have fair values that are readily determinable. Different techniques may be used to determine fair values, including market prices, where available, appraisals, comparisons to transactions for similar assets and liabilities and present value of estimated future cash flows, among others. Since these estimates involve the use of significant judgment, they can change as new information becomes available.

GOODWILL AND OTHER INTANGIBLES

         Under Finnish GAAP, we amortize purchased goodwill and other intangible assets on a straight-line basis over the expected useful life of the underlying assets. The useful life for goodwill is deemed to be 15 to 20 years and for other intangible assets three to five years.

         On a US GAAP basis, through December 31, 2001, we amortized certain intangible assets on a straight-line basis over the expected useful lives of the underlying assets. Under the provisions of SFAS No. 142, "GOODWILL AND OTHER INTANGIBLE ASSETS", beginning January 1, 2002, we ceased amortizing purchased goodwill and indefinite-lived intangibles. Under US GAAP, we review these assets for impairment at least annually, and we recognize and charge an impairment loss to results of operations in the periods in which the carrying value exceeds the fair value. We continue to amortize intangible assets with definite lives on a straight line basis over the expected useful lives of the underlying assets. The useful life of an intangible asset is based on our assumption regarding expected use of the asset, the relationship of the intangible asset to another asset or group of assets, any legal, regulatory or contractual provisions that may limit the useful life of the asset or that enable renewal or extension of the asset's legal or contractual life without substantial cost, the effects of obsolescence, demand, competition and other economic factors and the level of maintenance expenditures required to obtain the expected future cash flows from the asset and their related impact on the asset's useful life. If events or circumstances indicate that the life of an intangible asset has changed, it could result in higher future amortization charges or recognition of an impairment loss.

IMPAIRED ASSETS

         We have calculated depreciation of tangible assets on a straight-line basis, so as to write off the cost of the assets over their expected useful lives.

         We review the carrying values of tangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We recognize an impairment loss for a tangible asset when the estimated future revenue generated is less than the carrying value of the asset. The estimates reflect our assumptions about selling prices, production and sales volume levels, costs, and market conditions over the estimated remaining operating period which can range from twelve months to over thirty years. If our assumptions related to assets to be held and used are inaccurate, additional impairments may be required in the future.

INVENTORIES

         We value our inventories at the lower of cost or market value. We determine the cost of raw materials, work in progress, and finished goods inventories using the first-in, first-out or average cost method. We write down the inventories for estimated obsolescence or unmarketable inventory equal to the difference between the carrying value of the inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those that we project, additional inventory write-downs may be required in the future.

DERIVATIVES AND HEDGING ACTIVITIES

         For US GAAP purposes, we account for derivatives in accordance with SFAS No. 133 "ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES". SFAS No. 133 requires the recognition of derivatives in the balance sheet and the measurement of those instruments at fair value. Changes in the fair value of derivatives are recorded in earnings, as the derivatives in place, as of December 31, 2002, do not qualify for hedge accounting in accordance with US GAAP.

         Although the amounts that ultimately would be recognized in the statement of operations over the term of the derivatives are the same under any of the methods used, it is the timing of the recognition of these amounts that is the main difference between the methods. The determination of fair value is dependent upon certain assumptions and judgments.

         For Finnish GAAP, all derivatives qualify for hedge accounting and are off-balance sheet.

VALUATION OF DEFERRED TAX ASSETS

         We are required to assess the ultimate realization of deferred tax assets. This assessment takes into consideration tax planning strategies, including assumptions regarding the availability and character of future taxable income. At December 31, 2002, we maintained EUR79.3 million of valuation allowances for deferred tax assets for which the ultimate realization of the tax asset may be dependent on the availability of future taxable income. The ultimate amount of deferred tax assets realized could be materially different from those recorded, as influenced by potential changes in applicable income tax laws and the circumstances upon the actual realization of related deferred tax assets.

SALES DISCOUNTS AND WARRANTIES

         Sales rebate and discount accruals are established in the same period that the related sales are recorded and are included in other current liabilities. The accruals are based on historical experience and estimates of the proportion of sales that will be subject to rebates and discounts.

         Warranty accruals are established in the same period that the related sales are recorded and are included in other current liabilities. The accruals are based on historical experience and estimates of the proportion of sales that will be subject to warranty repair.

RESTRUCTURING OF OPERATIONS

         We record restructuring charges incurred in connection with planned consolidation, reorganization or relocation of operations, exited business lines, or shutdowns of specific sites. We base these restructuring charges, which reflect our commitment to a termination or exit plan, on estimates of the expected costs associated with site closure, employment matters, contract terminations or other costs directly related to the restructuring. If the actual cost incurred exceeds the estimated cost, an additional charge to earnings will result. If the actual cost is less than the estimated cost, we will recognize a credit to earnings.

         SUMMARY OF CERTAIN DIFFERENCES BETWEEN FINNISH GAAP AND US GAAP

FISCAL YEAR ENDED DECEMBER 31, 2002 COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 2001

         In accordance with US GAAP, our net income (loss) for the financial periods from January 1 to June 7, 2001 and June 8 to December 31, 2001 and the financial year ended December 31, 2002 would have been EUR11.8 million, EUR(36.7) million and EUR(63.6) million, respectively. Total shareholders' equity as of December 31, 2001 and December 31, 2002 would have been EUR112.0 million and EUR32.3 million, respectively.

         The principal differences between Finnish and US GAAP applicable to our consolidated financial statements relate to accounting for business combinations, pensions, investments in marketable securities, revaluations to fixed assets, derivative and hedging activities, accounting for associates as well as deferred taxes including those arising from US GAAP adjustments. We have discussed the impact of these differences, as well as other items identified, in more detail in note 23 to the consolidated financial statements as of December 31, 2002 along with a reconciliation of net income and shareholders' equity under Finnish GAAP to similar measures under US GAAP.

FISCAL YEAR ENDED DECEMBER 31, 2001 COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 2000

         In accordance with US GAAP, net income (loss) for the financial year ended December 31, 2000 and the period from January 1 to June 7, 2001 and from June 8 to December 31, 2001, would have been EUR40.3 million, EUR11.8 million and EUR(36.7) million, respectively. Total shareholders' equity as of December 31, 2000, June 7, 2001 and December 31, 2001 would have been EUR361.6 million, EUR369.2 million and EUR112.0 million, respectively.

         The principal differences between Finnish and US GAAP applicable to our consolidated financial statements relate to accounting for business combinations, pensions, investments in marketable securities, revaluations to fixed assets, derivative and hedging activities, accounting for associates as well as deferred taxes including those arising from US GAAP adjustments. We have discussed the impact of these differences, as well as other items identified, in more detail in note 23 to the consolidated financial statements along with reconciliations of net income and shareholders' equity under Finnish GAAP to similar measures under US GAAP.

5.A.     OPERATING RESULTS

         The following table shows, for the periods indicated, financial information derived from our consolidated historical financial statements and pro forma combined statements of operations.

                                                                 HISTORICAL                                   PRO FORMA(1)
                                                                 ----------                                   ------------
                                              PREDECESSOR                          SUCCESSOR
                                              -----------                          ---------                  ------------
                                      JANUARY 1 -      JANUARY 1 -         JUNE 8 -          JANUARY 1 -       JANUARY 1 -
                                     DECEMBER 31,        JUNE 7,         DECEMBER 31,        DECEMBER 31,      DECEMBER 31,
                                     ------------        -------         ------------        ------------      ------------
                                         2000             2001              2001                2002              2001
                                         ----             ----              ----                ----              ----
                                             % OF              % OF               % OF               % OF              % OF
                                   EURO IN    NET    EURO IN    NET   EURO IN      NET    EURO IN     NET    EURO IN    NET
                                   MILLION   SALES   MILLION   SALES  MILLION     SALES   MILLION    SALES   MILLION   SALES
                                   -------   -----   -------   -----  -------     -----   -------    -----   -------   -----
Net sales:
   Bathroom ceramics...........     524.9     59.8    278.5    62.3     332.0      60.6    619.7     62.9     610.5    61.4
   Bath and shower products....     264.3     30.1    132.0    29.5     162.9      29.7    293.6     29.8     294.9    29.7
   Vacuum sewage systems.......      88.1     10.0     36.4     8.1      52.7       9.7     72.1      7.3      89.1     9.0

                                  --------  -------  ------- -------   -------   -------  -------  -------   ------- -------
   Total.......................     877.3    100.0    446.9   100.0     547.6     100.0    985.4    100.0     994.5   100.0

Operating expenses:
   Cost of products sold--
      materials and consumables   (265.0)   (30.2)  (130.3)  (29.2)   (176.4)    (32.2)  (308.8)   (31.3)   (306.7)  (30.8)
   Personnel...................   (268.6)   (30.6)  (137.8)  (30.8)   (166.4)    (30.4)  (299.5)   (30.4)   (304.2)  (30.6)
   Outside services............    (80.6)    (9.2)   (42.0)   (9.4)    (52.3)     (9.6)   (94.6)    (9.6)    (94.3)   (9.5)
   Depreciation and
      amortization.............    (50.5)    (5.8)   (25.7)   (5.8)    (51.0)     (9.3)   (95.5)    (9.7)    (92.1)   (9.3)
   Other operating income and
      expenses, net............   (133.1)   (15.2)   (80.7)  (18.1)    (63.0)    (11.5)  (134.9)   (13.7)   (143.7)  (14.4)

                                  --------  -------  ------- -------   -------   -------  -------  -------   ------- -------
   Total.......................   (797.8)   (90.9)  (416.5)  (93.3)   (509.1)    (93.0)  (933.3)   (94.7)   (941.0)  (94.6)

Operating profit:
   Bathroom ceramics...........      50.6      9.6     18.5     6.6      17.4       5.2     35.0      5.6        --      --
   Bath and shower products....      22.2      8.4      9.7     7.3      14.8       9.1     15.0      5.1        --      --
   Vacuum sewage systems.......       6.7      7.6      2.2     6.0       6.3      12.0      2.1      2.9        --      --

                                  --------  -------  ------- -------   -------   -------  -------  -------   ------- -------
   Total.......................      79.5      9.1     30.4     6.8      38.5       7.0     52.1      5.3      53.5     5.4

Other income and expenses, net.    (11.4)    (1.3)    (6.7)   (1.5)    (40.8)     (7.5)  (100.4)   (10.2)    (83.2)   (8.4)
Income taxes...................    (24.9)    (2.8)    (8.5)   (1.9)    (13.2)     (2.4)   (26.4)    (2.7)    (21.5)   (2.2)
Income (loss) before
extraordinary
   items.......................      39.2      4.5     14.7     3.3    (14.9)     (2.7)   (74.8)    (7.6)    (51.1)   (5.1)
Extraordinary items............        --       --    (1.4)   (0.3)     (2.3)     (0.4)       --       --        --      --

Net income (loss)..............      39.2      4.5     13.3     3.0    (17.2)     (3.1)   (74.8)    (7.6)        --      --

Other financial information:
   EBITDA(2)...................     130.0     14.8       --      --        --        --    147.6     15.0     145.6    14.6
         .........

----------

(1) Calculated on a pro forma basis in accordance with Article 11 of Regulation S-X to present financial information of Sanitec International on a consolidated basis.

(2) See Item 3.A. "Selected Financial Data", note 6, for the definition of EBITDA, the method of calculating EBITDA and a reconciliation of EBITDA to the closest GAAP measure.

FISCAL YEAR ENDED DECEMBER 31, 2002 COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 2001

         The information below concerning our financial condition and results of operations refers to the consolidated financial statements prepared under Finnish GAAP. Finnish GAAP differs in certain significant respects from US GAAP. For a reconciliation of net income (loss) and shareholders' equity to US GAAP and a discussion of the principal differences, see note 23 to our financial statements. The discussion below in this subsection includes a comparison of the consolidated historical financial statements of Sanitec International for the financial year ended December 31, 2002 and the pro forma combined condensed statements of operations of Sanitec International for the period from January 1, 2001 to December 31, 2001. Our operating profit by segment for the period ended December 31, 2001 does not include pro forma adjustments for the amortization of goodwill and other intangible assets in conjunction with the acquisition of Sanitec Oyj by Pool Acquisition Netherlands B.V. as of June 7, 2001 and thus may not be indicative of our results going forward.

OPERATING RESULTS

NET SALES

         CONSOLIDATED. Despite the weakening economic situation in some of our main markets, growth in other markets helped push our net sales to just below the previous year's levels. Our net sales for 2002 were EUR985.4 million compared to EUR994.5 million in 2001, a decrease of 0.9%, or EUR9.1 million. The decrease was 0.4% or EUR3.9 million, excluding Sanitec Johnson Suisse, which we deconsolidated on July 1, 2001. Excluding the impact of exchange rate variances, the decrease was EUR1.6 million. The negative effect of the weak markets in Germany and the setback in the aviation and marine sectors in our vacuum sewage system segment was offset by growth in North-Eastern Europe (the Nordic countries, Russia and the Baltic states). Growth in this region was EUR16.9 million or 7.8%. Although the markets remained stagnant in most Central European countries, we were able to gain market share and improve the average sales prices of our ceramic products in these markets.

         BATHROOM CERAMICS. Bathroom ceramics net sales for 2002 were EUR619.7 million compared to EUR610.5 million in 2001, an increase of EUR9.2 million, or 1.5%, over 2001. High sales volumes, particularly in the North-Eastern European market, was mainly the cause of this increase. Higher average sales prices compensated for an overall 2.6% decrease in sales volume. Excluding sales in Germany, the bathroom ceramics business segment's net sales growth was 4.0%.

         BATH AND SHOWER PRODUCTS. Bath and shower products net sales for 2002 were EUR293.6 million compared to EUR294.9 million in 2001, a decrease of EUR1.3 million or 0.4%. Weakness in the German market offset the effect of increased cross-selling activities and sales growth in North-Eastern Europe, the United Kingdom and the Netherlands. Excluding sales in Germany, net sales increased 3.9% over the previous year.

         VACUUM SEWAGE SYSTEMS. Vacuum sewage systems net sales for 2002 were EUR72.1 million compared to EUR89.1 million in 2001, a decrease of EUR17.0 million or 19.1%. This decrease was primarily due to the continuing weakness of demand in the aviation and marine sectors following the events of September 11, 2001.

COST OF PRODUCTS SOLD -- MATERIALS AND CONSUMABLES

         Cost of products sold -- materials and consumables include raw materials and components purchased from third parties.

         CONSOLIDATED. Cost of products sold -- materials and consumables for 2002 increased by 0.7%, or EUR2.1 million, to EUR308.8 million compared to EUR306.7 million in 2001.

         BATHROOM CERAMICS. Cost of products sold -- materials and consumables increased by 2.3%, or EUR4.0 million, from EUR176.0 million for 2001 to EUR180.0 million for 2002. This increase represents a change in percentage of net sales from 28.8% for 2001 to 29.0% for 2002. We associate part of the increase with inventory level changes due to factory closings and a change in product mix. The remainder of the increase is consistent with bathroom ceramic's sales increase.

         BATH AND SHOWER PRODUCTS. Cost of products sold -- materials and consumables increased by 2.1%, or EUR1.9 million, from EUR89.4 million for 2001 to EUR91.3 million for 2002. This change represents an increase, as a percentage of net sales, from 30.3% for 2001 to 31.1% for 2002. Again, we associate part of the increase with product mix along with inventory level changes throughout the Sanitec group. The strategic purchasing program, which we initiated at the beginning of 2002, is progressing and has already started to generate savings, specifically in the acrylic, glass and aluminum raw material categories.

         VACUUM SEWAGE SYSTEMS. Cost of products sold -- materials and consumables decreased by 9.2%, or EUR3.8 million, from EUR41.3 million for 2001 to EUR37.5 million for 2002. This change represents an increase, as a percentage of net sales, from 46.4% for 2001 to 52.0% for 2002. This increased percentage results from a changed sales mix due to the low demand in the higher margin aviation business and the increasing demand of the lower margin train and building business.

PERSONNEL

         Personnel costs include wages, salaries, pension costs and other compulsory employee related costs.

         CONSOLIDATED. Cost of personnel for 2002 decreased by 1.5% or EUR4.7 million to EUR299.5 million from EUR304.2 million for 2001. This decrease reflects the effects of our ongoing strategy of restructuring our ceramic production network and the related closure of production units in accordance with that strategy.

         BATHROOM CERAMICS. Cost of personnel decreased by 1.1%, or EUR2.1 million, from EUR194.0 million for 2001 to EUR191.9 million for 2002. Two ceramics production facilities, Wallhausen in Germany and Stoke-on-Trent in the United Kingdom, that we closed in 2002 contributed to this decrease.

         BATH AND SHOWER PRODUCTS. Cost of personnel decreased by 0.7%, or EUR0.6 million, from EUR91.5 million for 2001 to EUR90.9 million for 2002. These sums represent 31.0% of net sales in both years. This reduction results primarily from the reorganization and integration of sales, marketing, and administration functions between our business units in Germany and Italy.

         VACUUM SEWAGE SYSTEMS. Cost of personnel decreased by 10.7%, or EUR2.0 million, from EUR18.7 million for 2001 to EUR16.7 million for 2002. This change represents an increase as a percentage of net sales from 21.0% for the fiscal year 2001 to 23.2% for 2002. The decrease in cost resulted from staffing reductions that we initiated in the aviation sector due to weakened demand and in the train sector due to restructuring of that sector. The increased change relative to net sales was a result of the timing of the staffing reduction plan as compared to the decline in net sales.

OUTSIDE SERVICES

         Outside services include freight and transportation, temporary personnel, subcontracting services, maintenance and repairs.

         CONSOLIDATED. Cost of outside services for 2002 increased by 0.3%, or EUR0.3 million, to EUR94.6 million from EUR94.3 million for 2001. This change represents an increase as a percentage of net sales from 9.5% for 2001 to 9.6% for 2002. The level of the cost of outside services remained virtually unchanged, reflecting a slightly increased cost of freight and transportation but a reduced cost of subcontracting services. This development is a result of our reallocation of production and increased cross-selling activity.

         BATHROOM CERAMICS. Cost of outside services decreased by 2.4%, or EUR1.5 million, from EUR61.6 million for 2001 to EUR60.1 million for 2002. This change represents a decrease as a percentage of net sales from 10.1% for 2001 to 9.7% for 2002. This decrease is partially driven by the sales, general, and administration cost reduction program.

         BATH AND SHOWER PRODUCTS. Cost of outside services increased by 0.7%, or EUR0.2 million, from EUR30.4 million for 2001 to EUR30.6 million for 2002. This amount is virtually unchanged as percentage of net sales (10.3% for 2001 and 10.4% for 2002). We believe that the change in cost of outside services was due to a higher cost of freight and transportation and a lower cost of subcontracting services.

         VACUUM SEWAGE SYSTEMS. Cost of outside services increased by 69.6%, or EUR1.6 million, from EUR2.3 million for 2001 to EUR3.9 million for 2002. Part of the increase is due to a reclassification between other operating expenses, net, and external services at our US site. Also, we have partly replaced permanent employees at our German site with temporary, contract workers.

DEPRECIATION AND AMORTIZATION

         Depreciation and amortization for 2002 increased by 3.7%, or EUR3.4 million, to EUR95.5 million from EUR92.1 million in 2001. The increase in depreciation was due to a write-off of acquisition related financing cost (or debt issuance cost) of EUR5.9 million, resulting from the repayment of all outstanding indebtedness under our junior credit facility with the proceeds of the issuance of the notes in May 2002. Excluding this amount, the depreciation and amortization decreased by 2.7%, or EUR2.5 million, due to a lower rate of industrial capital expenditure.

OTHER OPERATING INCOME AND EXPENSES, NET

         Other operating expenses, net, is the net amount of other operating income and other operating expenses. Other operating income and expenses, net, includes research and development costs, marketing, general and administration expenses and net gains or losses from fixed asset disposals. All other operating income and expenses, net, were net of expenses for the relevant periods.

         CONSOLIDATED. Other operating expenses, net, for the fiscal year 2002 decreased by 6.1%, or EUR8.8 million, to EUR134.9 million from EUR143.7 million for 2001. In 2001, we incurred a non-recurring transaction cost of EUR6.5 million related to the acquisition of Sanitec Oyj by Pool Acquisition Netherlands B.V. Excluding this expense, the decrease in other operating expenses, net, was 1.6%, or EUR2.3 million. Starting in the second half of 2002, we implemented measures in all business units to cut sales, general and administration costs. Our largest savings to date include those resulting from the operations and administration integration of our businesses within Italy and Germany as well as sales, general, and administration cost reduction initiatives implemented in our Twyford and Evac units.

         BATHROOM CERAMICS. Other operating income and expenses, net, increased by 1.7%, or EUR1.5 million, from EUR86.5 million for 2001 to EUR88.0 million for 2002. This total represented 14.2% of net sales in both years.

         BATH AND SHOWER PRODUCTS. Other operating income and expenses, net, decreased by 10.9%, or EUR4.6 million, from EUR42.3 million for 2001 to EUR37.7 million for 2002. This change represents a decrease as a percentage of net sales from 14.3% for 2001 to 12.8% for 2002. This decrease was due to reductions in marketing, sales, and general administration expenses, as well as research and development costs, reflecting the integration implemented in our Italian and German operations.

         VACUUM SEWAGE SYSTEMS. Other operating income and expenses, net, decreased by 38.3%, or EUR5.7 million, from EUR14.9 million for 2001 to EUR9.2 million for 2002. This change represents a decrease, as a percentage of net sales, from 16.7% for 2001 to 12.8% for 2002. This decrease was primarily due to our cost control actions which resulted in reduced general administration expenses and, to a lesser degree, lower research and development costs.

OPERATING PROFIT

         CONSOLIDATED. Our operating profit for 2002 decreased by 2.6%, or EUR1.4 million, to EUR52.1 million from EUR53.5 million for the fiscal year 2001. Our operating profit margin slightly decreased from 5.4% for the fiscal year 2001 to 5.3% for the fiscal year 2002. If the impact of the EUR5.9 million write-off of debt issuance cost in 2002 and the impact of non-recurring transaction cost of EUR6.5 million during 2001 were excluded, our operating profit was EUR58.0 million for the fiscal year 2002 and EUR60.0 million for 2001, or 5.9% and 6.0% operating profit margins respectively.

         BATHROOM CERAMICS. Bathroom ceramics operating profit for 2002 was EUR35.0 million. During the period from January 1 to June 7, 2001 and from June 8 to December 31, 2001, operating profit was EUR18.5 million and EUR17.4 million, respectively. Operating profit for the period from June 8 to December 31, 2001 and for the year ended December 31, 2002 was affected by goodwill amortization of EUR7.8 million and EUR20.3 million, respectively, related to the acquisition of Sanitec Oyj by Pool Acquisition Netherlands B.V. Our performance during 2002 was affected positively by the overall sales, general, and administration cost reductions as well as reductions in customer bonuses in our Keramag unit in Germany.

         BATH AND SHOWER PRODUCTS. Bath and shower products operating profit for 2002 was EUR15.0 million. During the period from January 1 to June 7, 2001 and from June 8 to December 31, 2001 operating profit was EUR9.7 million and EUR14.8 million, respectively. Operating profit for the period from June 8 to December 31, 2001 and for the year ended December 31, 2002 was affected by goodwill amortization of EUR6.6 million and EUR8.7 million, respectively, related to the acquisition of Sanitec Oyj by Pool Acquisition Netherlands B.V. The operating profit of bath and shower products during the fiscal year 2002 was negatively affected by poor market conditions in Germany, which continued to have a negative effect on Koralle's sales in its home market, Germany.

         VACUUM SEWAGE SYSTEMS. Vacuum sewage systems operating profit for 2002 was EUR2.1 million. During the period from January 1 to June 7, 2001 and from June 8 to December 31, 2001 operating profit was EUR2.2 million and EUR6.3 million, respectively. Operating profit for the period from June 8 to December 31, 2001 and for the year ended December 31, 2002 was affected by goodwill amortization of EUR2.8 million and EUR1.2 million, respectively, related to the acquisition of Sanitec Oyj by Pool Acquisition Netherlands B.V. Despite significant reductions in sales, general, and administration costs, and an increase in our after sales market (or spare part market), which generally has higher margins, the vacuum sewage systems business could not offset the margin loss from lower sales fully. We believe that the decreased sales were a result of the market downturn in the aviation and marine businesses after the events of September 11, 2001.

OTHER INCOME AND EXPENSES, NET

         Other income and expenses, net, consists of the net of interest income and other financial income, exchange gains and losses, write downs of financial assets and interest expenses and other financial expenses; in other words, it represents our net financial items.

         Other income and expenses, net, expenses increased by EUR17.2 million to EUR100.4 million for 2002 compared to EUR83.2 million for 2001. We attribute the increase to the expenses of replacing our junior credit facility with the proceeds of the issuance of the notes in 2002. Also, an increase in the capitalized interest of our PIK loan and shareholder loan increased our respective non-cash interest positions. We had no significant gain or loss from financial derivatives. On a net cash basis, the cash outflow from other income and expenses, net, was EUR60.8 million in 2002, compared to EUR43.1 million during the period from January 1 to June 7, 2001 and EUR4.3 million during the period from June 8 to December 31, 2001.

INCOME TAXES

         Our income tax expense in 2002 was EUR26.4 million, compared to EUR21.5 million for 2001. The increase is predominantly due to a tax refund in 2001, increase in taxable income primarily in Germany and France and an increase in deferred taxes. Cash tax payments were EUR14.7 million compared to EUR5.8 million during the period from January 1 to June 7, 2001 and EUR4.3 million during the period from June 8 to December 31, 2001.

FISCAL YEAR ENDED DECEMBER 31, 2001 COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 2000

         The discussion below in this subsection includes a comparison of the pro forma combined condensed statements of operations of Pool Acquisition Netherlands B.V. for the period from January 1, 2001 to December 31, 2001 and the historical financial statements of Sanitec Oyj for the period from January 1, 2000 to December 31, 2000. Operating profit by segment for the period ended December 31, 2001 does not include pro forma adjustments for the amortization of goodwill and other intangible assets in connection with the acquisition of Sanitec Oyj by Pool Acquisition Netherlands B.V. as of June 7, 2001 and, thus, may not be indicative of our results going forward.

NET SALES

         CONSOLIDATED. Our net sales increased by 13.4%, or EUR117.2 million, from EUR877.3 million in 2000 to EUR994.5 million in 2001. This increase was due primarily to the acquisition of Twyford which has been consolidated in our financial results since the beginning of 2001. In addition, these net sales include Sanitec Johnson Suisse Sdn Bhd, or Sanitec Johnson Suisse, which we deconsolidated from July 2001. Sanitec Johnson Suisse had net sales of EUR10.3 million in 2000 compared to EUR5.2 million in 2001. Excluding Twyford and Sanitec Johnson Suisse, our net sales in 2001 grew by 1.1%, or EUR9.7 million, from EUR867 million in 2000 to EUR876.7 million in 2001. Strong organic net sales growth in the Benelux countries, Denmark, Norway, Switzerland and Central and Eastern Europe was almost entirely offset by a decline in net sales in Germany due to continued challenging economic conditions. These net sales trends were the result of changes in sales volumes and product mix, with sales prices remaining flat in 2001 compared with 2000. Although, excluding Twyford and Sanitec Johnson Suisse, net sales in 2001 grew by 1.1%, the European bathroom products industry as a whole experienced a decline, primarily due to the depressed economic conditions in Germany and the United Kingdom. Consequently, we were able to gain market share in a difficult year.

         BATHROOM CERAMICS. Bathroom ceramics net sales increased by 16.3%, or EUR85.6 million, from EUR524.9 million in 2000 to EUR610.5 million in 2001. This increase was mainly due to the Twyford acquisition, offset by a marginal decline in bathroom ceramics net sales for the rest of the Sanitec group. Excluding Twyford and Sanitec Johnson Suisse, our bathroom ceramics net sales declined by 0.7%, or EUR3.6 million, from EUR514.8 million in 2000 to EUR511.2 million in 2001. This decline was due to a decrease in bathroom ceramics net sales volumes in Germany, France and Italy and the impact of an 11% devaluation of the Swedish Krona against the Euro, partially offset by bathroom ceramics net sales growth in our other core European markets and Central and Eastern Europe. Excluding the effect of the devaluation of the Swedish Krona, the decrease in net sales in our core European markets was the result of lower sales volumes, with product prices remaining stable in 2001 compared with 2000.

         BATH AND SHOWER PRODUCTS. Bath and shower products net sales increased by 11.6%, or EUR30.6 million, from EUR264.3 million in 2000 to EUR294.9 million in 2001. This increase was largely due to the acquisition of Twyford. Excluding Twyford, bath and shower products net sales grew by 4.6%, or EUR12.2 million, from EUR264.3 million in 2000 to EUR276.5 million in 2001. This growth was due to increased demand in our core European markets, a shift in our product mix to more high-end products, a realization of benefits from cross-selling initiatives, particularly in the Benelux countries, where we successfully sold Koralle products under the Sphinx brand, and strong demand from Central and Eastern Europe. Growth was partially offset by a loss of sales volumes in France as a result of the destruction by fire of one of our French production facilities and the devaluation of the Swedish Krona.

         VACUUM SEWAGE SYSTEMS. Vacuum sewage systems net sales increased by 1.1%, or EUR1 million, from EUR88.1 million in 2000 to EUR89.1 million in 2001. Our vacuum sewage systems net sales were negatively affected in the first three quarters of 2001 by the economic downturn, especially in the marine sector, and temporary delivery problems with a supplier. In addition, the events of September 11, 2001 had a negative impact on net sales and the level of new orders. Net sales in the train sector also declined during the course of the year, primarily as a result of the effects of our earlier decision to discontinue our unprofitable toilet cabin business. The outlook for the marine and aviation sectors remains weak in 2002.

COST OF PRODUCTS SOLD -- MATERIALS AND CONSUMABLES

         Cost of products sold -- materials and consumables includes raw materials and components purchased from third parties.

         CONSOLIDATED. Cost of products sold -- materials and consumables increased by 15.7%, or EUR41.7 million, from EUR265 million in 2000 to EUR306.7 million in 2001. This change represents an increase as a percentage of net sales from 30.2% in 2000 to 30.8% in 2001. This increase was almost entirely due to Twyford. Twyford's cost of products sold -- materials and consumables as a percentage of net sales was 34.6% in 2001. Excluding Twyford, cost of products sold -- materials and consumables increased by 1%, or EUR2.7 million, from EUR265 million in 2000 to EUR267.7 million in 2001.

         BATHROOM CERAMICS. Cost of products sold -- materials and consumables increased by 23.4%, or EUR33.4 million, from EUR142.6 million in 2000 to EUR176.0 million in 2001. This change represents an increase as a percentage of net sales from 27.2% in 2000 to 28.8% in 2001. This increase was due to Twyford, where the production process was less efficient than in the rest of the Sanitec group.

         BATH AND SHOWER PRODUCTS. Cost of products sold -- materials and consumables increased by 16.8%, or EUR12.9 million, from EUR76.5 million in 2000 to EUR89.4 million in 2001. This change represents an increase as a percentage of net sales from 29% in 2000 to 30.3% in 2001. This increase was mainly due to Twyford, as a result of sourcing all of its bath and shower products from third parties. Over time, we intend to source a major part of these products from within the Sanitec group, thereby reducing these costs. Excluding Twyford, cost of products sold -- materials and consumables as a percentage of net sales remained stable in 2001, compared with 2000, despite an increase in acrylic raw material prices.

         VACUUM SEWAGE SYSTEMS. Cost of products sold -- materials and consumables decreased by 10%, or EUR4.6 million, from EUR45.9 million in 2000 to EUR41.3 million in 2001. This change represents a decrease as a percentage of net sales from 52.1% in 2000 to 46.4% in 2001. This decrease was primarily due to improved supply terms for the marine and aviation sectors due to lower-cost sourcing from Eastern European suppliers. Additionally, the train sector contributed to the overall decrease in cost of products sold -- materials and consumables due to our earlier decision to discontinue our unprofitable toilet cabin business.

PERSONNEL

         Personnel costs include wages, salaries, pension costs and other compulsory employee related costs.

         CONSOLIDATED. Cost of personnel increased by 13.3%, or EUR35.6 million, from EUR268.6 million in 2000 to EUR304.2 million in 2001. Cost of personnel as a percentage of net sales remained constant at 30.6% in 2001. Twyford's cost of personnel as a percentage of net sales was 31.8% in 2001. Excluding Twyford, our cost of personnel decreased by EUR0.2 million from EUR268.6 million in 2000 to EUR268.4 million in 2001.

         BATHROOM CERAMICS. Cost of personnel increased by 16.7%, or EUR27.7 million, from EUR166.3 million in 2000 to EUR194 million in 2001. This increase in cost of personnel is entirely related to the acquisition of Twyford. Twyford's cost of personnel as a percentage of net sales was higher than the rest of the Sanitec group due to higher levels of overtime payments and relatively lower productivity. This increase was offset by improvements resulting from both the full year effect of restructuring measures taken at Sphinx in 2000 and further measures taken during 2001.

         BATH AND SHOWER PRODUCTS. Cost of personnel increased by 8.6%, or EUR7.3 million, from EUR84.2 million in 2000 to EUR91.5 million in 2001. This change represents a decrease as a percentage of net sales from 31.9% in 2000 to 31% in 2001. This decrease was due to a combination of lower head count at Twyford as a result of its sourcing its bath and shower products from third parties and the reduction of the number of French employees due to the fire at one of our French production facilities.

         VACUUM SEWAGE SYSTEMS. Cost of personnel increased by 3.5%, or EUR0.6 million, from EUR18.1 million in 2000 to EUR18.7 million in 2001. This change represents an increase as a percentage of net sales from 20.5% in 2000 to 21% in 2001. This increase was due to a decrease in sales as a result of the economic downturn, especially in the marine sector, and the events of September 11, 2001.

OUTSIDE SERVICES

         Outside services include freight and transportation, temporary personnel, subcontracting services, maintenance and repairs.

         CONSOLIDATED. Cost of outside services increased by 17%, or EUR13.7 million, from EUR80.6 million in 2000 to EUR94.3 million in 2001. This change represents an increase as a percentage of net sales from 9.2% in 2000 to 9.5% in 2001. Excluding Twyford, cost of outside services increased by 9.1%, or EUR7.3 million, from EUR80.6 million in 2000 to EUR87.9 million in 2001. Excluding Twyford, this change represents an increase as a percentage of net sales from 9.2% in 2000 to 10% in 2001. This increase was due to higher freight and transportation costs.

         BATHROOM CERAMICS. Cost of outside services increased by 20.6%, or EUR10.5 million, from EUR51.1 million in 2000 to EUR61.6 million in 2001. This change represents an increase as a percentage of net sales from 9.7% in 2000 to 10.1% in 2001. This increase was due to higher freight and transportation costs.

         BATH AND SHOWER PRODUCTS. Cost of outside services increased by 14.2%, or EUR3.8 million, from EUR26.7 million in 2000 to EUR30.4 million in 2001. This change represents an increase as a percentage of net sales from 10.1% in 2000 to 10.3% in 2001. This increase was mainly due to extra temporary contracting and transport costs related to the emergency measures following the destruction by fire of one of our French production facilities. As an emergency measure, we sourced products from group companies in Italy and Poland and from our other French production facilities. We expect that our insurance will cover these and any other extra costs resulting from the fire. We expect to receive the insurance proceeds by the end of 2003.

         VACUUM SEWAGE SYSTEMS. Cost of outside services decreased by 20.3%, or EUR0.6 million, from EUR2.9 million in 2000 to EUR2.3 million in 2001. This change represents a decrease as a percentage of net sales from 3.3% in 2000 to 2.6% in 2001. Although our freight and transportation costs increased, this was offset by cost-saving measures.

DEPRECIATION AND AMORTIZATION

         Depreciation and amortization increased by 82.4%, or EUR41.6 million, from EUR50.5 million in 2000 to EUR92.1 million in 2001. This change represents an increase as a percentage of net sales from 5.8% in 2000 to 9.3% in 2001. Excluding Twyford, depreciation and amortization increased by 64.2%, or EUR32.4 million, from EUR50.5 million in 2000 to EUR82.9 million in 2001. This increase was almost exclusively due to an increase in goodwill amortization resulting from the acquisition of Sanitec Oyj, which impacted the period from January 1 to December 31, 2001.

OTHER OPERATING INCOME AND EXPENSES, NET

         Other operating expenses, net, results from the addition of other operating income and other operating expenses. Other operating income and expenses, net, includes research and development costs, marketing, general and administration expenses and net gains or losses on fixed asset disposals. All other operating income and expenses, net, were net expenses for the relevant periods.

         CONSOLIDATED. Other operating income and expenses, net, increased by 8%, or EUR10.6 million, from EUR133.1 million in 2000 to EUR143.7 million in 2001. This change represents a decrease as a percentage of net sales from 15.2% in 2000 to 14.5% in 2001. In addition, Sanitec Oyj incurred EUR6.5 million advisory and other related costs in connection with its acquisition by Pool Acquisition. For Twyford, other operating income and expenses, net, as a percentage of net sales was 18.1% in 2001. Excluding Twyford and this fee, other operating income and expenses, net, decreased by 12.1%, or EUR16.1 million, from EUR133.1 million in 2000 to EUR117 million in 2001. This change represents a decrease as a percentage of net sales from 15.2% in 2000 to 13.3% in 2001. The effect of Twyford was therefore offset by a significant reduction in marketing, general and administration expenses.

         BATHROOM CERAMICS. Other operating income and expenses, net, increased by 16.6%, or EUR12.3 million, from EUR74.2 million in 2000 to EUR86.5 million in 2001. This change represents an increase as a percentage of net sales from 14.1% in 2000 to 14.2% in 2001. This increase was due to the impact of Twyford, which was offset by significant reduction in marketing, general and administration expenses in the Sanitec group as a whole.

         BATH AND SHOWER PRODUCTS. Other operating income and expenses, net, decreased by 9.2%, or EUR4.3 million, from EUR46.5 million in 2000 to EUR42.3 million in 2001. This change represents a decrease as a percentage of net sales from 17.6% in 2000 to 14.3% in 2001. This decrease was mainly due to marketing, general and administration cost-savings resulting from integrating the administration functions of the German bathroom ceramics and bath and shower products businesses.

         VACUUM SEWAGE SYSTEMS. Other operating income and expenses, net, increased by 21.1%, or EUR2.6 million, from EUR12.3 million in 2000 to EUR14.9 million in 2001. This change represents an increase as a percentage of net sales from 14% in 2000 to 16.8% in 2001. This increase was due to the economic downturn, in particular in the marine sector, and the costs of new marketing efforts in China and Brazil, the benefits of which have yet to be realized.

OPERATING PROFIT

         CONSOLIDATED. Our operating profit decreased by 32.7%, or EUR26.0 million, from EUR79.5 million in 2000 to EUR53.5 million in 2001. This change represents a decrease in operating profit margin from 9.1% in 2000 to 5.4% in 2001. Excluding Twyford, operating profit decreased by 35.2%, or EUR28.0 million from EUR79.5 million in 2000 to EUR51.5 million in 2001. This change represents a decrease in operating profit margin from 9.1% in 2000 to 5.2% in 2001. This decrease was mainly due to incremental depreciation, amortization and non-recurring costs incurred in connection with the acquisition of Sanitec Oyj, as well as the acquisition of Twyford. Excluding the effects of these acquisitions, operating profit increased by 16.2%, or EUR12.9 million, from EUR79.5 million in 2000 to EUR92.4 million in 2001, which represents an increase in operating profit margin from 9.1% in 2000 to 9.5% in 2001. This increase was due to growth in high-end bath and shower products, significant marketing, general and administration cost-savings across the Sanitec group, positive integration effects from Sphinx, and restructuring within Evac and was partially offset by lower profit margins at Twyford and the effect of depressed economic conditions in Germany and France.

         BATHROOM CERAMICS. Operating profit of bathroom ceramics during the period from January 1 to June 7, 2001 and from June 8 to December 31, 2001 was EUR18.5 million and EUR17.4 million respectively. The period from January 1 to June 7, 2001 was affected by EUR5.1 million of costs related to the acquisition of Sanitec Oyj by Pool Acquisition Netherlands B.V., and the period from June 8 to December 31, 2001 was affected by EUR13.3 million of goodwill amortization caused by the same acquisition. In 2000, the operating profit was EUR50.6 million. The benefit of additional savings in 2001 resulting from our restructuring of Sphinx during 2000 was offset by the acquisition of Twyford in January 2001 and the effect of depressed economic conditions in Germany and France. Our operating profit for bathroom ceramics for this period does not include pro forma adjustments for the amortization of goodwill and other intangible assets in conjunction with the acquisition of Sanitec Oyj by Pool Acquisition Netherlands B.V. as of June 7, 2001 and, thus, may not be indicative of our results going forward.

         BATH AND SHOWER PRODUCTS. Operating profit of bath and shower products during the period from January 1 to June 7, 2001 and from June 8 to December 31, 2001 was EUR9.7 million and EUR14.8 million respectively. The period from January 1 to June 7, 2001 was affected by EUR1.2 million of costs related to the acquisition of Sanitec Oyj by Pool Acquisition Netherlands B.V., and the period from June 8 to December 31, 2001 was affected by EUR3.1 million of goodwill amortization caused by the same acquisition. In 2000, the operating profit was EUR22.2 million. The positive performance in 2001 resulted from a shift in our product mix to more high end products in all of our markets and integrating the administration functions of our German bathroom ceramics and bath and shower products businesses. Our operating profit for bath and shower products for this period does not include pro forma adjustments for the amortization of goodwill and other intangible assets in conjunction with the acquisition of Sanitec

Oyj by Pool Acquisition Netherlands B.V. as of June 7, 2001 and thus may not be indicative of our results going forward.

         VACUUM SEWAGE SYSTEMS. Operating profit of vacuum sewage systems during the period from January 1 to June 7, 2001 and from June 8 to December 31, 2001 was EUR2.2 million and EUR6.3 million respectively. The period from January 1 to June 7, 2001 was affected by EUR0.3 million of costs related to the acquisition of Sanitec Oyj by Pool Acquisition Netherlands B.V., and the period from June 8 to December 31, 2001 was affected by EUR0.7 million of goodwill amortization caused by the same acquisition. In 2000, the operating profit was EUR6.7 million. The positive performance in 2001 was mainly due to sourcing components from lower cost Eastern European suppliers and increased sales of high-margin spare parts in the aviation and marine sectors, partially offset by the impact of our earlier decision to discontinue our unprofitable toilet cabin business. Our operating profit for vacuum sewage systems for this period does not include pro forma adjustments for the amortization of goodwill and other intangible assets in conjunction with the acquisition of Sanitec Oyj by Pool Acquisition Netherlands B.V. as of June 7, 2001 and thus may not be indicative of our results going forward.

OTHER INCOME AND EXPENSES, NET

         Other income and expenses, net, increased by 629.8%, or EUR71.8 million, from EUR11.4 million in 2000 to EUR83.2 million in 2001. This increase was due to the debt financing incurred in connection with the acquisitions of Sanitec Oyj and Twyford for the period from January 1 to December 31, 2001.

INCOME TAXES

         Income taxes decreased by 13.7%, or EUR3.4 million, from EUR24.9 million in 2000 to EUR21.5 million in 2001. This change represents a decrease as a percentage of net sales from 2.8% in 2000 to 2.2% in 2001. This decrease was due to comparatively lower profits earned in countries with higher income tax rates, such as Germany, the use of loss carry forwards at Sphinx, Koralle, Pozzi-Ginori and Evac and the losses that we incurred due to the sale of 80.1% of our shares in Sanitec Johnson Suisse concurrent with its de-consolidation as at July 1, 2001.

                    RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

SFAS NO. 143

         In June 2001, FASB issued SFAS No. 143, "ACCOUNTING FOR ASSET RETIREMENT OBLIGATIONS". SFAS No. 143 requires us to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets. We are also required to record a corresponding asset that is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. We were required to adopt SFAS No. 143 on January 1, 2003. We do not expect the adoption of SFAS No. 143 to have a material effect on our financial statements.

SFAS NO. 145

         In April 2002, FASB issued SFAS No. 145, "RESCISSION OF FASB STATEMENTS NO. 4, 44 AND 64, AMENDMENT OF FASB STATEMENT NO. 13, AND TECHNICAL CORRECTIONS". SFAS No. 145 amends existing guidance on reporting gains and losses on the extinguishment of debt to prohibit the classification of the gain or loss as extraordinary, as the use of such extinguishments have become part of the risk management strategy of many companies. SFAS No. 145 also amends SFAS No. 13 to require sale-leaseback accounting for certain lease modifications that have economic effects similar to sale-leaseback transactions. The provisions of the statement related to the rescission of Statement No. 4 is applied in fiscal years beginning after May 15, 2002. Earlier application of these provisions is encouraged. The provisions of the statement related to Statement No. 13 were effective for transactions occurring after May 15, 2002, with early application encouraged. We do not expect the adoption of SFAS No. 145 to have a material effect on our financial statements.

SFAS NO. 146

         In June 2002, the FASB issued SFAS No. 146, "ACCOUNTING FOR COSTS ASSOCIATED WITH EXIT OR DISPOSAL ACTIVITIES". SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue 94-3, "LIABILITY RECOGNITION FOR CERTAIN EMPLOYEE TERMINATION BENEFITS AND OTHER COSTS TO EXIT AN ACTIVITY". The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. We do not expect the adoption of SFAS No. 146 to have a material effect on our financial statements.

SFAS NO. 148

         In December 2002, FASB issued SFAS No. 148, "ACCOUNTING FOR STOCK-BASED COMPENSATION - TRANSITION AND DISCLOSURE, AN AMENDMENT OF FASB STATEMENT NO. 123". This statement amends FASB Statement No. 123, "ACCOUNTING FOR STOCK-BASED COMPENSATION", to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of Statement No. 123 to require prominent disclosures in both annual and interim financial statements. Certain of the disclosure modifications are required for fiscal years ending after December 15, 2002 and are included in the notes to these consolidated financial statements. The adoption of SFAS No. 148 did not have an impact on our financial position or result of operations.

SFAS NO. 149

         In April 2003, the FASB issued SFAS No. 149, "AMENDMENT OF FASB STATEMENT NO. 133", on derivative instruments and hedging activities. SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133, "ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES". The statement is generally effective for contracts entered or modified after June 30, 2003, and we do not expect it to have a material impact on our financial position or results of operations.

SFAS NO. 150

         On May 15, 2003, the FASB issued Statement No. 150, "ACCOUNTING FOR CERTAIN FINANCIAL INSTRUMENTS WITH CHARACTERISTICS OF BOTH LIABILITIES AND EQUITY". The statement requires issuers to classify as liabilities (or assets in some circumstance) three classes of freestanding financial instruments that embody obligations for the issuer. Generally, the statement is effective for financial instruments entered into or modified after May 31, 2003 and is otherwise effective at the beginning of the first interim period after June 15, 2003. We do not expect the adoption of SFAS No. 150 to have a material impact on our financial statements.

INTERPRETATION NO. 45

         In November 2002, FASB issued Interpretation No. 45, "GUARANTOR'S ACCOUNTING AND DISCLOSURE REQUIREMENTS FOR GUARANTEES, INCLUDING INDIRECT GUARANTEES OF INDEBTEDNESS TO OTHERS", an interpretation of FASB Statements No. 5, 57 and 107 and rescinded FASB Interpretation No. 34. Interpretation No. 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the interpretation are applicable to guarantees issued or modified after December 31, 2002, and we do not expect them to have a material effect on our financial statements. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002.

INTERPRETATION NO. 46

         In January 2003, FASB issued Interpretation No. 46, "CONSOLIDATION OF VARIABLE INTEREST ENTITIES, AN INTERPRETATION OF ARB NO. 51". This interpretation addresses the consolidation by business enterprises of variable interest entities as defined in the interpretation. The interpretation applies immediately to variable interests in variable interest entities created after January 31, 2003 and to variable interests in variable interest entities obtained after January 31, 2003. For nonpublic enterprises, such as the Sanitec group, with a variable interest in a variable interest entity created before February 1, 2003, the interpretation applies to the enterprise no later than the end of the first annual reporting period beginning after June 15, 2003. We do not expect the application of this interpretation to have a material effect on our financial statements. The interpretation requires disclosure in financial statements issued after January 31, 2003, if it is reasonably possible that the entity will consolidate or disclose information about variable interest entities when the interpretation becomes effective. We have not adopted FIN No. 46 for the year ended December 31, 2002, however, we provided the required disclosure.

5.B.     LIQUIDITY AND CAPITAL RESOURCES

         The following table summarizes our cash flow activity during the year ended December 31, 2000, periods from January 1 to June 7, 2001 and June 8 to December 31, 2001, and the year ended December 2002:

                                                        PREDECESSOR                       SUCCESSOR
                                                        -----------                       ---------
                                               YEAR ENDED       JANUARY 1         JUNE 8 -            YEAR ENDED
                                              DECEMBER 31,       - JUNE 7,      DECEMBER 31,         DECEMBER 31,
                                              ------------       ---------      ------------         ------------
                                                  2000             2001             2001                 2002
                                                  ----             ----             ----                 ----
Cash flow from operating activities......         47.5              9.3             65.0                 39.1
Cash flow from investing activities......        (12.0)           (159.0)          (955.6)              (58.3)
Cash flow from financing activities......        (48.6)            152.9            958.6               (14.1)
Cash and cash equivalents, end of period.         17.7              21.1            68.0                 34.6

CASH FLOW FROM OPERATING ACTIVITIES

         Cash flow from operating activities was EUR39.1 million during the year ended December 31, 2002. During the financial period from January 1 to June 7, 2001, cash flow from operating activities was EUR9.3 million and, during the period from June 8 to December 31, 2001, was EUR65.0 million. During the financial year ended December 31, 2000, cash flow from operating activities was EUR47.5 million. From June 8, 2001 on, our financial results were affected by the acquisition of Sanitec Oyj by Pool Acquisition Netherlands B.V. This impact was partially offset by tax savings due to higher interest expenses and the disposal of Sanitec Johnson Suisse during the period ended December 31, 2001. Interest expenses that we paid during the period ended December 31, 2002 also included a non-recurring redemption premium of EUR10.2 million related to the refinancing of the junior credit facility with the proceeds of the issuance of the notes.

         Cash flow from operating activities before financial items and taxes was EUR114.6 million, EUR19.4 million and EUR112.4 million for the year ended December 31, 2002 and the periods from January 1 to June 7, 2001 and June 8 to December 31, 2001, respectively. During the year ended December 31, 2000, cash flow from operating activities before financial items and taxes was EUR109.2 million. The results during the year ended December 31, 2002 and throughout the fiscal year 2001 were due in part to improved working capital management as a result of a more effective receivables collection program. Additionally, during 2002, our profitability prior to depreciation and amortization improved. Simultaneously, during the period ended December 31, 2001 and the year ended December 31, 2002, cash flow from operating activities before financial items and taxes was reduced by severance costs caused by reductions in staff levels and other payments related to the restructuring transactions initiated in connection with the acquisition of Sanitec Oyj by Pool Acquisition Netherlands B.V. on June 7, 2001. In 2000, working capital, including the net of inventories, non-interest-bearing receivables and payables, increased by EUR20.2 million. This increase was mainly due to poor receivable collection and inventory management at Sphinx. In addition, cash interest expenses increased by EUR6.9 million due to an increase in debt incurred in connection with the acquisition of Sphinx.

CASH FLOW FROM INVESTING ACTIVITIES

         Cash flow from investing activities was EUR(58.3) million during the year ended December 31, 2002. During the period from January 1 to June 7, 2001, cash flow from investing activities was EUR(159.0) million and during the period from June 8 to December 31, 2001 was EUR(955.6) million.

         Total investments during the year ended December 31, 2002 included EUR23.8 million of refinancing costs relating to the replacement of our junior credit facility with the proceeds of the issuance of the notes and other capitalized debt issuance costs, and EUR3.8 million relating to the buy-out of Sanitec Oyj's minority shareholders. During the period from January 1 to June 7, 2001, total investments included the impact of the acquisition of Twyford in the United Kingdom and, during the period from June 8 to December 31, 2001, the acquisition of Sanitec Oyj. Excluding acquisitions and finance related capital expenditure, industrial capital expenditure during the year ended December 31, 2002, and periods from January 1 to June 7, 2001 and June 8 to December 31, 2001 were EUR(36.1) million, EUR(22.0) million and EUR(28.8) million, respectively.

         During the year ended December 31, 2000, our cash flow from investing activities was EUR(12.0) million. This result was affected by the EUR43.8 million that we received in connection to the sale of Gustavsberg AB, which we sold following the approval of our acquisition of Sphinx by the European Commission in 1999. Excluding acquisitions, our industrial capital expenditures in 2000 were EUR(44.7) million. This result was affected by our strategic initiative to decrease bathroom ceramics production costs in two major production facilities in Sweden and Finland by investing in automated high-pressure casting and glazing. Given the success of this initiative, we now plan to use the same method to improve production costs in selected additional production facilities.

CASH FLOW FROM FINANCING ACTIVITIES

         Cash flow from financing activities was EUR(14.1) million during the year ended December 31, 2002. During the periods from January 1 to June 7, 2001 and from June 8 to December 31, 2001, cash flow from financing activities was EUR152.9 million and EUR958.6 million, respectively. During the year ended December 31, 2000, cash flow from financing activities was EUR(48.6) million.

         During the year ended December 31, 2002, cash flow from financing activities was primarily affected by the replacement of our EUR245.0 million junior credit facility with the proceeds of the issuance of the notes. During the periods from January 1 to June 7, 2001 and from June 8 to December 31, 2001, cash flow from financing activities reflects primarily the impact of financing the acquisitions of Twyford and Sanitec Oyj.

         In 2000, in the absence of acquisitions, we amortized long-term loans with cash flow that we received from operating activities.

ANTICIPATED EXPENDITURE AND SOURCES OF FUNDS

         During 2000, during the periods ended June 7, 2001 and December 31, 2001, and during 2002, our capital expenditure, excluding acquisitions, as a percentage of net sales was 5.1%, 4.9%, 5.3% and 3.7%, respectively. We expect that our ongoing capital expenditure will remain approximately at these levels. In addition, we estimate that our maintenance level of capital expenditure is approximately 2.5% of net sales. In connection with business restructuring, we will be required to finance approximately EUR50 million in cash restructuring charges from 2003 through 2006. Under our senior credit facility, we are required to make the following repayments of principal through 2006:

YEAR                                        (IN MILLIONS OF EURO)
----                                        ---------------------
2003.................................               26.1
2004.................................               39.2
2005.................................               48.2
2006.................................               58.2

         As of December 31, 2002, our total long-term debt including the PIK loan and the shareholder loan amounted to EUR1,150.7 million, and our total short-term debt amounted to EUR4.9 million.

                                                               DECEMBER 31, 2001              DECEMBER 31, 2002
                                                               -----------------              -----------------
                                                                            (IN MILLIONS OF EURO)
Long term debt including current portion
     Senior A.......................................                 285.0                          267.9
     Senior B.......................................                 110.0                          108.9
     Senior C.......................................                 110.0                          108.9
     Junior.........................................                 245.0                           --
     High yield senior notes........................                  --                            260.0
                                                                 -----------                    -----------
                                                                     750.0                          745.7

Short-term and overdrafts...........................                  8.6                            4.9
Liquidity...........................................                  6.2                            --
                                                                 -----------                    -----------
                                                                     14.8                            4.9

PIK loan ...........................................                 60.0                            --
PIK on-loan I.......................................                  --                            70.7
Shareholder loan....................................                 312.2                           --
Shareholder on-loan I...............................                  --                            334.3
                                                                 -----------                    -----------
Total...............................................                1,137.0                        1,155.6

Our long-term debt as of December 31, 2002 matures as follows :

    YEAR                                               (IN MILLIONS OF EURO)
    ----                                               ---------------------
2003.........................................                    26.1
2004.........................................                    39.2
2005.........................................                    48.2
2006.........................................                    58.2
2007.........................................                    67.2
Thereafter...................................                   911.8
                                                             -----------
Total long-term debt.........................                 1,150.7

         We expect to be able to finance these obligations and our working capital requirement through a combination of operating cash flows and borrowings under our EUR50 million revolving facility under the senior credit facility which is subject to restrictive covenants. In addition, as of December 31, 2002, certain of our operating subsidiaries had an aggregate of EUR10 million of borrowing capacity under credit facilities of EUR14.9 million.

         In view of the uncertain economic environment, in July 2002 we renegotiated with the syndicate of banks and financial institutions that participate in our senior multi-currency term loan and revolving credit facility the "total net debt leverage ratio covenant" of that facility. For the purpose of calculating the "total net debt leverage ratio covenant", we are allowed to adjust EBITDA by any items treated as exceptional or extraordinary and any operational expenses directly related to the acquisition of the Predecessor by the Successor. The revised covenant levels, until September 30, 2005, are set forth in the following table.

                          PERIOD                                    X EBITDA
                          ------                                    --------
October 1, 2002 - June 30, 2003........................              5.15
July 1, 2003 - September 30, 2003......................              4.90
October 1, 2003 - March 31, 2004.......................              4.55
April 1, 2004 - June 30, 2004..........................              4.25
July 1, 2004 - September 30, 2004......................              4.00
October 1, 2004 - September 30, 2005...................              3.50

         We are in compliance with the covenants and provisions contained in the indenture.

5.C.     RESEARCH AND DEVELOPMENT

         Our research and development activities focus on new product development. We carry out these activities at the local business unit level. There are design centers for bathroom ceramics at Keramag in Germany, at Sphinx in the Netherlands, and at Twyford in the United Kingdom, which work together closely and assist other local business units in their product development. As of December 31, 2002, approximately 120 employees were directly involved in research and development in bathroom ceramics and bath and shower products.

         Our product development efforts concentrate on:

o        improving or expanding existing product lines;

o        creating new and innovative products;

o        developing new product features; and

o        using innovative materials and processes.

         Product development for bathroom ceramics focuses on design, aesthetics and innovations such as KeraClean and KeraTect, which are special coatings on ceramic products that are more hygienic and easier to clean. Product development for bath and shower products focuses on design and functionality by developing an optimal combination of materials, components and special features into innovative products. For vacuum sewage systems, we focus on technical improvement and the development of waste management solutions.

         Our research and development expenses amounted to EUR19.8 million, EUR20.3 million and EUR16.6 million in the years ended December 31, 2002, 2001 and 2000, respectively. As a percentage of sales, research and development expenditures were 2.0%, 2.0% and 1.9%, respectively, for those years. We expense research and development costs as they are incurred. Under Finnish GAAP, we do not disclose research and development costs as a separate line item in our statement of operations. Rather, we include them under "other operating income and expenses, net".

5.D.     TREND INFORMATION

         In our core European markets, bathroom ceramics is a mature and concentrated segment that we estimate has grown at an approximate average rate of 3.7% per year, based on manufacturers' sales prices. In contrast, bath and shower products is a less developed and more fragmented segment that we estimate has grown at an approximate average rate of 5.8% per year, based on manufacturers' sale prices. We believe that factors contributing to the growth in these segments include larger average bathroom sizes, greater number of bathrooms per household, increasing renovation activity and changing consumer preferences to favor more high-end products. We estimate that these growth rates and trends will continue over at least the short to medium term.

         The demand for our bathroom products is directly affected by general economic conditions in Europe, including fluctuations in gross domestic product growth, interest rates and labor costs. For these reasons, we are exposed to varying economic conditions in Europe. In particular, our business depends on construction activity in the markets in which we operate. We attribute approximately 34% of our bathroom ceramics and 20% of our bath and shower products annual net sales to the new construction segment of the bathroom products industry, while we attribute the remainder to the renovation, maintenance and improvement segment.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.     DIRECTORS AND SENIOR MANAGEMENT

GENERAL

         Our board of directors conducts our general affairs and business. The power of our board of directors to make decisions concerning its business is limited only by our articles of incorporation, which require shareholder consent for certain material decisions.

         Our board of directors currently consists of five members, and our articles of incorporation and Luxembourg law require that it consist of at least three members. The general meeting of shareholders appoints members of the board of directors for a period not exceeding six years.

BOARD OF DIRECTORS

         The current members of our board of directors are as follows:

NAME                                        DATE OF BIRTH         POSITION
----                                        -------------         --------
Dr. Rainer S. Simon....................     March 1950            Managing director and
                                                                  chairman of the board of directors
Lino Berti.............................     September 1941        Director
Manuel Frias...........................     April 1942            Director
Pertti Lehti...........................     July 1958             Director
Timo Lehto.............................     January 1951          Director

         DR. RAINER S. SIMON was appointed as a member of our board of directors in April 2002. Since 1995, Dr. Simon has been the general manager of DAL and, following the acquisition of DAL by Friedrich Grohe AG, he has been a member of the board of management of Friedrich Grohe AG & Co. KG and its successors where he was responsible for the Grohe DAL group and Grohe's overseas business. As of April, 2002, he was appointed to the supervisory board of Friedrich Grohe Geschaftsfuhrungs AG at which time he resigned from the management board. Previously, Dr. Simon held senior management positions at Continental AG and Keiper-Recaro GmbH. He also serves as the chairman of the board of directors of Sanitec and chairman of the board of directors of Sanitec International AG.

         TIMO LEHTO was appointed as a member of our board of directors in April 2002. Mr. Lehto has been senior vice president and chief financial officer of Sanitec since May 2000 and a member of the board of directors of Sanitec since January 2003. He also serves as a member of the board of directors of Sanitec International AG. From 1982 through 2000, he worked at Wartsila Corporation first as legal counsel and later as chief financial officer. Prior to joining Wartsila Corporation, Mr. Lehto worked as a lawyer and as a lecturer at the University of Helsinki. Mr. Lehto is also the chairman of the board of directors of Abloy Oy.

         PERTTI LEHTI was appointed as a member of our board of directors in April 2002. Mr. Lehti has been senior vice president of bathroom ceramics production at Sanitec since October 2001 and a member of the board of directors of Sanitec since January 2003. He also serves as a member of the board of directors of Sanitec International AG. Mr. Lehti joined Sanitec in 1988 as business controller of Porsgrund, a Norwegian subsidiary of Sanitec and then held this same position for Sanitec Limited in the United Kingdom and Ido in Sweden. Mr. Lehti became managing director of Porsgrund in 1993 and managing director of Ido, Finland in 1995.

         MANUEL FRIAS was appointed as a member of our board of directors in May 2001. Mr. Frias also serves as Managing Director in charge of Luxembourg operations of BC Partners and is chairman of the board of directors of Pool Acquisition S.A. Mr. Frias joined BC Partners in 2000 from the private equity firm Clayton, Dubilier & Rice where he served as adviser in connection with various acquisition transactions, including the acquisition of the European and Asia Pacific businesses of Allied Pickfords by North America Van Lines. Prior to joining Clayton, Dubilier & Rice, Mr. Frias spent five years as chief financial officer with Kontron Instruments Holding N.V., the London based UK investment fund advised by BC Partners. Before joining Kontron Instruments, Mr. Frias spent 32 years with General Electric Company, most recently serving as vice president of General Electric Medical Systems Europe.

         LINO BERTI was appointed as a member of the board of directors of Sanitec International in March 2002. He also is a member of the board of directors of Pool Acquisition S.A. He has been at Societe Europeenne de Banque for 17 years and is currently the manager of the account relations and acquisition department.

         The address of each of our members of our board of directors is 19-21 boulevard du Prince Henri, L-1724 Luxembourg.

SANITEC OY

         The current members of the supervisory board of Sanitec are as follows:

NAME                                           DATE OF BIRTH      POSITION
----                                           -------------      --------
Berndt Brunow.............................     March 1950         Chairman of the supervisory board of Sanitec
Peter Korfer-Schun........................     March 1945         Member of the supervisory board of Sanitec
Jens Reidel...............................     June 1951          Member of the supervisory board of Sanitec
Dr. Hanns Ostmeier........................     May 1960           Member of the supervisory board of Sanitec
Stefano Mazzotti..........................     April 1964         Member of the supervisory board of Sanitec

         BERNDT BRUNOW was appointed as chairman of the board of directors of Sanitec in March 2002. He joined Sanitec after it became a public company in 1999 and took over as chief executive officer in early 2000. He joined Sanitec after a career in the Finnish paper industry, where he had responsibilities as managing director and chief executive officer since 1986. He was transferred from the board of directors of Sanitec to the newly-formed supervisory board of Sanitec effective as of January 2003. He also is chairman of the supervisory board of Sanitec International AG and CEO of Fazer Oy.

         PETER KORFER-SCHUN was appointed as a member of the board of directors of Sanitec in March 2002. He has been managing director of Friedrich Grohe AG & Co. KG since 1991. He was transferred from the board of directors of Sanitec to the newly-formed supervisory board of Sanitec effective as of January 2003.

         JENS REIDEL was appointed as a member of the board of directors of Sanitec in March 2002. He joined BC Partners, Germany, in 1992 from Munich Trust Holdings, a company he co-founded to undertake buy-outs in Germany. He previously worked for 13 years with Beiersdorf AG, a cosmetics and medical products company where he held positions as head of group control and treasury functions, manager of the Canadian subsidiary and head of materials management. He was transferred from the board of directors of Sanitec to the newly-formed supervisory board of Sanitec effective as of January 2003. He also is a member of the board of directors of Pool Acquisition S.A. and of the supervisory board of Sanitec International AG.

         DR. HANNS OSTMEIER was appointed as a member of the board of directors of Sanitec in March 2002. From 1996 to March, 2003, he was managing director of BC Partners, Germany. He joined BC Partners in 1996 from the Boston Consulting Group, or BCG, in Dusseldorf. During his five years as manager with BCG, he advised on the strategic reorientation and corporate development of numerous European conglomerates in the services, telecommunications and industrial goods sectors. Prior to BCG, he held brand management positions in the consumer goods industry and was department head of the Institute of Marketing in Munster, managing consulting and research projects in the United States and Germany for four years. He was transferred from the board of directors of Sanitec to the newly-formed supervisory board of Sanitec effective as of January 2003. He also is a member of the board of directors of Pool Acquisition S.A. and of the supervisory board of Sanitec International AG.

         STEFANO MAZZOTTI was appointed as a member of the board of directors of Sanitec in March 2002. He joined BC Partners, Italy, in 1996 from Bain & Co, where he worked for seven years in London, Milan and Munich. At Bain & Co, he led business re-engineering and restructuring projects in a variety of industries. He was also involved in team and project management and new acquisitions. He was transferred from the board of directors of Sanitec to the newly-formed supervisory board of Sanitec effective as of January 2003. He also is a member of the supervisory board of Sanitec International AG.

         The current members of the board of directors of Sanitec are as follows:

NAME                                        DATE OF BIRTH      POSITION
----                                        -------------      --------
Dr. Rainer S. Simon..................... March       1950      Chairman of the board of directors
Rainer Bauer............................ May         1958      Director
Timo Lehto.............................. January     1951      Director
Pertti Lehti............................ July        1958      Director

EXECUTIVE OFFICERS

         The executive officers of Sanitec are as follows:

NAME                                        DATE OF BIRTH      POSITION
----                                        -------------      --------
Dr. Rainer S. Simon..................... March       1950      Chief Executive Officer
Timo Lehto.............................. January     1951      Chief Financial Officer
Pertti Lehti............................ July        1958      Senior Vice President, bathroom ceramics
                                                               production
Rainer Bauer............................ May         1958      Senior Vice President, operations
                                                               controlling, strategy and IT
Dr. Georg Wagner........................ January     1953      Managing Director, German operations
Johan Nilsson........................... July        1960      Managing Director, Ifo
Rob van Brug............................ April       1961      Managing Director, Sphinx
Marek Kukuryka.......................... March       1954      Managing Director, Kolo
Corrado Giovannetti..................... May         1953      Managing Director, Italian operations
Alan Brown.............................. August      1955      Managing Director, Twyford
Robert Schafer.......................... August      1943      Managing Director, Evac

         MR. RAINER BAUER was appointed senior vice president in charge of operations controlling, strategy and IT at Sanitec in 2002. Previously, he held various positions in the LSG Lufthansa Service Group, including, since 1993, as Senior Vice President for corporate controlling. He also is a member of the board of directors of Sanitec International AG.

         DR. GEORG WAGNER was appointed managing director of Keramag in 1998 and serves as chairman of our German operations. He is also responsible for the strategic marketing coordination of the Sanitec group. Dr. Wagner joined Sanitec in early 1997, prior to which he spent 11 years with Black & Decker GmbH where he held several marketing and sales positions.

         JOHAN NILSSON was appointed as managing director of Ifo, Sweden in 2000. Mr. Nilsson first joined Sanitec as the marketing director of Ifo in 1993 and then spent three years with Sanitec Johnson Suisse in Malaysia. Before joining Sanitec, Mr. Nilsson spent two years with Mactec Control AB and five years with Trelleborg Industri AB.

         ROB VAN BRUG was appointed as managing director of Sphinx, the Netherlands in 2001. Mr. van Brug joined Koninklijke Sphinx Gustavsberg N.V as marketing director in 1998. Prior to joining Sphinx, Mr. van Brug spent three years as a product manager at Black & Decker N.V., one year as a sales manager at Vrieland United Factories B.V. and 12 years in different positions at Duracell Benelux B.V. where his last position was Country Director, Benelux.

         MAREK KUKURYKA is managing director of Kolo, Poland. He joined Sanitec in 1993 as the sales and marketing director of ZWS Kolo. Previously he was the managing director of Hansa Industries, a Polish/Luxembourg joint-venture specializing in civil engineering.

         CORRADO GIOVANNETTI is the managing director of Domino and Pozzi-Ginori, Italy, and joined Sanitec in 2000 and is chairman of our Italian operations. He is also responsible for bath and shower products coordination in the Sanitec group. Before joining Sanitec, Mr. Giovannetti was vice-president of marketing and sales for Jacuzzi Europe.

         ALAN BROWN is managing director of Twyford. Mr. Brown joined Twyford, UK, the former Caradon Bathrooms, in 1978. His responsibilities at Twyford over the years have included serving as international business support director, head of commercial services, financial accounting manager and operations accounting manager.

         ROBERT SCHAFER has been the managing director of Evac since March 2002. Prior to joining Evac in 1999, Mr. Schafer worked for Sundstrand Aerospace where he held various positions including director of procurement, general manager of international aircraft programs and vice president and general manager of Sundstrand Transcom.

6.B.     COMPENSATION

         The members of our board of directors do not receive any compensation or pension benefits. Timo Lehto and Pertti Lehti receive compensation and pensions as members of the board of management of Sanitec. Dr. Rainer S. Simon receives compensation and a pension as chairman of the board of management of Sanitec International AG.

         The aggregate amount of compensation, including bonuses, paid in 2002 to the executive officers and management of Sanitec, Berndt Brunow, Rainer Simon, Rainer Bauer, Timo Lehto, Pertti Lehti, Corrado Giovannetti, Roger Haker, Marek Kukuryka, Mark Pickering, Johan Nilsson, Yvon Riou, Matti Tanska, Rob van Brug, Jean-Nicholas Conroy, Pertti Nupponen, Alan Brown, Robert Schafer and Dr. Georg Wagner, was EUR3.5 million. As at December 31, 2002, their total accrued pension contributions amounted to EUR0.4 million. We no longer employ Mark Pickering who was the managing director of Twyford, Matti Tanska who was the managing director of EVAC, Pertti Nupponen who was senior vice president, corporate development, of Sanitec and Roger Haker, who was the managing director of Ido.

         To encourage our local business units to maximize integration opportunities, in December 2001, we introduced a new incentive scheme for the executive officers of Sanitec linking part of their compensation to the Sanitec group's profitability. This incentive scheme is based on the Sanitec group's earnings before interest, tax and amortization, and the achievement of strategic targets and other financial performance measures.

6.C.     BOARD PRACTICES

         Pursuant to the articles of incorporation, the board of directors manages Sanitec International. The board must consist of a minimum of three members, and they are appointed at the annual general meeting of shareholders for a term not to exceed six years and may be reelected. Directors may be dismissed at any time by a shareholders' resolution at the annual general meeting. If a vacancy occurs on the board, the remaining directors may choose an interim director to fill the vacancy, by unanimous vote, which director will serve until the next meeting of shareholders at which meeting the shareholders will be asked to vote to ratify the nomination of the interim director.

         Rainer Simon (chairman and managing director), Lino Berti, Pertti Lehti and Timo Lehto all were appointed on April 8, 2002. Manuel Frias was appointed on May 8, 2001. The current terms of all the directors will expire at the 2005 general meeting of shareholders.

         We do not have an audit committee or remuneration committee. Our board of directors approves our annual financial statements and otherwise fulfills the function of an audit committee.

6.D.     EMPLOYEES

         The following table sets forth information about our number of employees by business segment as of December 31, 2000, 2001 and 2002, respectively.

                                                                            As of December 31,
                                                                            ------------------
                                                        2000                      2001                        2002
                                                        ----                      ----                        ----
Bathroom products, including
  bathroom ceramics and bath and
  shower products.........................             7,790                    8,243                        8,017
Vacuum sewage systems.....................               321                      303                          282
                                                     ---------                ---------                     ---------
Total number of employees.................             8,111                    8,546                        8,299
                                                     ---------                ---------                     ---------

6.E.     SHARE OWNERSHIP

         We have one shareholder of record, Sanitec International AG, which owns 100% of our outstanding shares. At the date of this annual report, members of the board of directors do not have any interest in Sanitec International, any of its subsidiaries or any of its shareholders. However, in March 2003, certain members of senior management of the Sanitec group acquired approximately 4.9% of the shares in our parent company, Sanitec International AG. See note 22 to our consolidated financial statements.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.     MAJOR SHAREHOLDERS

         We are a wholly-owned subsidiary of Sanitec International AG. After the issue of the notes, as part of our corporate reorganization, Pool Acquisition S.A. and the holders of the other approximately 6.7% of our shares contributed their shares in us to Sanitec International AG, at that time a wholly-owned subsidiary of Pool Acquisition S.A., in exchange for newly issued shares in Sanitec International AG, resulting in our becoming a wholly-owned subsidiary of Sanitec International AG. See Item 4.C. "Organizational Structure".

         Funds advised by BC Partners, which funds we refer to as the BC funds, collectively are the largest shareholders in Pool Acquisition S.A., our ultimate parent company, with an ownership interest of approximately 78.6%. Since it was founded in 1986, BC Partners has advised seven private equity funds totaling approximately EUR5.9 billion. During this time, BC Partners has completed 52 European transactions with a total transaction value in excess of EUR24 billion.

         The second largest shareholder in Pool Acquisition S.A. is Teabar Capital Corporation, with an interest of approximately 7.8%. Teabar Capital Corporation is wholly-owned by the Ontario Teachers' Pension Plan Board, which additionally has an approximate 7% interest in the funds advised by BC Partners which invested in Sanitec. South Light Investment Pte Limited is the third largest shareholder in Pool Acquisition S.A., with an interest of approximately 6.8%. South Light Investment Pte Limited is a subsidiary of the Government of Singapore Investment Corporation (Ventures) Pte Limited, which additionally has an approximate 7% interest in the BC funds which invested in Sanitec through another subsidiary, Euro Ventures Pte Limited. The fourth largest shareholder in Pool Acquisition S.A. is CDPQ Europe Inc., with an ownership interest of approximate 4.6%. CDPQ Europe Inc. additionally has an approximate 2.3% interest in the BC funds which invested in Sanitec.

         Neither Teabar Capital Corporation, Ontario Teachers' Pension Plan Board, South Light Investment Pte Limited, Euro Ventures Pte Limited nor CDPQ Europe Inc. is affiliated with the funds advised by BC Partners or their advisers, other than as investors in those funds.

         We were established on May 8, 2001, and BC European Capital VII 1 to VII 12 and VII 14 to VII 17 held our shares until March 19, 2002, when they transferred them to Pool Acquisition S.A. in anticipation of the issuance of the notes.

7.B.     RELATED PARTY TRANSACTIONS

TRANSACTIONS WITH SHAREHOLDERS

         Pool Acquisition was formed by the BC funds in order to acquire Sanitec Oyj. On June 7, 2001, Pool Acquisition acquired Sanitec Oyj. On November 14, 2001, the total share capital of Pool Acquisition was transferred as contribution in kind to Pool Acquisition Netherlands B.V. Sanitec Oyj merged into its parent company Pool Acquisition and changed its name to Sanitec on March 31, 2002. On April 3, 2002, the total share capital of Pool Acquisition Netherlands B.V. was transferred as contribution in kind to Sanitec International. Pool Acquisition Netherlands B.V. was liquidated in November 2002.

         Sanitec and Sanitec International are members of the Sanitec group under common control of Sanitec International AG. The CEO of Sanitec is an employee of Sanitec International AG. Sanitec International AG is a direct subsidiary and under control of Pool Acquisition S.A.

         Effective March 28, 2002, Sanitec entered into a Service and Consultancy Agreement with Sanitec International AG whereby Sanitec International AG will assist Sanitec in developing a business strategy, implementing process improvements, and developing products and businesses. Sanitec International AG charges the costs related to such services plus an additional 5% to Sanitec. The agreement expires at the end of each financial year but is automatically extended for the following financial year unless terminated in writing by either party at least 60 days prior to the end of the initial or succeeding term. Sanitec International AG charged EUR2.3 million for services to the Sanitec group in 2002. The Sanitec group also charged Sanitec International AG EUR0.4 million in 2002. On December 31, 2002, the Sanitec group owed EUR0.2 million to Sanitec International AG.

         On December 31, 2001, the BC funds and other co-investors provided a EUR312.2 million shareholder loan to Pool Acquisition S.A. In connection with the issuance of the notes on May 7, 2002, Pool Acquisition S.A. on-lent the EUR312.2 million shareholder loan, which we refer to as shareholder on-loan 1, to Sanitec International. Concurrently, Sanitec International became a party to PIK on-loan 1 with Pool Acquisition S.A. Pursuant to these agreements, constituting subordinated indebtedness, Sanitec International had a total liability of EUR405.0 million to Pool Acquisition S.A. as of December 31, 2002, of which amount PIK on-loan 1 constituted EUR70.7 million, and shareholder on-loan 1 constituted 334.3 million including capitalized interest. The shareholder loan and shareholder on-loan 1 include accrued interest which is not payable until maturity. In 2002, the interest expense of the shareholder loan and shareholder on-loan 1 was EUR22.1 million. The interest expense of the Sanitec group to Pool Acquisition S.A. pursuant to PIK on-loan 1 was EUR6.1 million in 2002.

         CIE Management II Limited, or CIE, is a general partner of the BC funds. Sanitec paid CIE fees of EUR7.5 million and EUR5.5 million during the period from June 8 to December 31, 2001 and for the year ended December 31, 2002, respectively, for arranging the financing of the acquisition of Sanitec Oyj by Pool Acquisition Netherlands B.V. DP Deutsche Pool Beteiligungs GmbH, a company owned by one of the BC funds, BC European Capital VII-1, owed us EUR1.6 million as of December 31, 2001 and as of December 31, 2002.

TRANSACTIONS WITH ASSOCIATES

         Our transactions with associated companies include services provided to, and purchased from associated companies in the ordinary course of business. Our policy is to use commercial terms similar to those used with our suppliers or customers of similar size and location for these transactions.

         Our purchases from associated companies totaled EUR0.6 million, EUR0.2 million, EUR0.1 million and EUR0.2 million for the year ended December 31, 2000, the periods from January 1 to June 7, 2001 and from June 8 to December 31, 2001 and for the year ended December 2002, respectively.

         Our net assets related to associated companies, consisting primarily of trade receivables and payables, totaled EUR(0.2) million, EUR(0.1) million, EUR(0.1) million and EUR1.1 million for the year ended December 31, 2000, the periods from January 1 to June 7, 2001 and from June 8 to December 31, 2001 and for the year ended December 2002, respectively.

         We have an interest of 25% in the associated company AWEK Industrial Ltd. through our subsidiary Evac International Ltd.. We have capitalized patents that we purchased from AWEK amounting to EUR0.3 million, EUR0.1 million, EUR0.3 million and EUR0.4 million in the year ended December 31, 2000, in the periods from January 1 to June 7, 2001 and from June 8 to December 31, 2001 and in the year ended December 31, 2002, respectively.

OTHER RELATED PARTY TRANSACTIONS

         The BC funds collectively are also the largest principal shareholders of Grohe Holding GmbH, owning over a 38% interest in Grohe Holding. In addition, Dr. Rainer S. Simon, our director, was a managing director of Grohe Holding until March 2002 and currently is a member of the managing board of a subsidiary of Grohe Holding, and Peter Korfer-Schun, a director of Sanitec, is a managing director of Grohe Holding. During 2000, 2001 and 2002 we purchased from Grohe Holding various bathroom products for the aggregate total amount of approximately EUR0.6 million, EUR0.8 million and EUR1.3 million, respectively. We believe that the prices which we paid for these products were no more favorable than what we would have paid to an unrelated third party.

7.C.     INTERESTS OF EXPERTS AND COUNSEL

         Not applicable.

ITEM 8.  FINANCIAL INFORMATION

8.A.     CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

8.A.1.  TO 8.A.4.

         Please refer to Item 18 "Financial Statements" and to pages F-2 to F-145.

8.A.5.

         Not applicable.

8.A.6.  EXPORT SALES

         For the year ended December 31, 2002, our sales to third parties located in countries other than those where we have production facilities accounted for EUR209.7 million, or 21.3% of our total consolidated net sales.

8.A.7.  LEGAL PROCEEDINGS

         We are currently involved in certain legal proceedings arising in the normal course of our business. We believe that none of these proceedings, either individually or in aggregate, are likely to have a material adverse effect on our business, financial condition or results of operations.

8.A.8.   DIVIDEND POLICY

         Refer to Item 10.B.3.

8.B.     SIGNIFICANT CHANGES

         Not applicable.

ITEM 9.  THE OFFER AND LISTING

9.A.     OFFER AND LISTING DETAILS

         Not applicable.

9.B.     PLAN OF DISTRIBUTION

         Not applicable.

9.C.     MARKETS

         Our 9% senior notes, due May 15, 2012, are listed on the Luxembourg Stock Exchange. We have no other class of securities listed or traded on any other stock exchange.

9.D.     SELLING SHAREHOLDERS

         Not applicable.

9.E.     DILUTION

         Not applicable.

9.F.     EXPENSES OF THE ISSUE

         Not applicable.

ITEM 10. ADDITIONAL INFORMATION

         This section summarizes the material provisions of our articles of incorporation and Luxembourg law to the extent that they may affect the rights of our shareholders. The description is only a summary and does not describe everything that our articles of incorporation contain.

10.A.    SHARE CAPITAL

         Refer to Item 10.B.3.

10.B.    MEMORANDUM AND ARTICLES OF ASSOCIATION

10.B.1.  REGISTRATION

         We are a limited liability company (SOCIETE ANONYME) organized under the laws of the Grand-Duchy of Luxembourg. We were incorporated on May 8, 2001. Our registered office is at 19-21, boulevard du Prince Henri, L-1724 Luxembourg. We are registered with the Registrar of Commerce in Luxembourg under R.C. number B82055.

         Article 3 of our articles of incorporation states that our objects are the holding of participations in any form in Luxembourg and foreign companies and all other forms of investments through the acquisition, by purchase, contribution, option, subscription or in any other manner, as well the transfer by sale, exchange or otherwise, of stock, bonds, debentures, notes or securities of any kind, as well as of the possession, management, control, exploitation and development of such participations.

         We may participate in the establishment, financing and development of any financial, industrial or commercial corporation and may provide them any assistance, whether by way of loans, advances, guarantees, subordinated loans or otherwise to subsidiaries or affiliated companies. We are entitled to borrow in any form. Further, we may acquire patents and exploit any patents and other rights which are attached to these patents and which may complement them. Finally, we may take any controlling and supervisory measures and carry out any financial, movable, immovable, commercial and industrial operation which we may deem useful in the achievement and development of our objects.

10.B.2.  DIRECTORS' VOTING POWERS

         Attendance at a board of directors meeting of a majority of the board, either in person or represented by proxy, is required in order to establish a quorum. Any director also may participate in any meeting of the board by telephone conference call, video conference or by any other similar means allowing all directors participating in the meeting to hear one another. Participation in a board meeting by such means is deemed the equivalent of participation in person for all purposes. A decision of the board must be by the unanimous vote of those directors present and represented by proxy. Votes may be cast by circular resolution, letter, facsimile, cable or telex.

         Pursuant to the Luxembourg law of August 10, 1915 on commercial companies, in the case of a conflict of interest of a director, the director must inform the board of directors of the conflict, include a record of his statement in the minutes of the meeting, and refrain from deliberating and voting on the relevant matter. At the following general meeting of shareholders, a special report must be made to shareholders on any transactions in which any director has had a conflict of interest.

         Shareholders vote on directors' compensation at the general meeting of shareholders.

         Our articles of incorporation do not stipulate any mandatory retirement age for directors and do not require our directors to be our shareholders.

10.B.3.  SHARE RIGHTS, PREFERENCES AND RESTRICTIONS

         Our subscribed share capital is EUR10 million, consisting of 5 million registered shares with a par value of EUR2 each. Each share entitles the holder to one vote at any meeting of shareholders. Our articles of incorporation provide that, unless otherwise provided for by law, all decisions at a general meeting of shareholders shall be taken by the simple majority of the votes cast.

         Pursuant to our articles of incorporation, the following transactions require the prior shareholders' approval by vote at a general meeting of shareholders:

o sale, pledge or purchase of an affiliated company, part of an affiliated company, shares in an affiliated company or any other kind of participation;

o exercising of voting rights in the shareholders' meeting of an affiliated company;

o the conclusion of contracts - individually or as part of a series of contracts - relating to one subject or with one contract partner with a principal amount of over EUR1 million, not including any interest which may accrue on such principle amount; and

o        each measure outside the ordinary course of business.

         Each shareholder, in proportion to its nominal share capital, is entitled to any dividends declared by a general meeting of shareholders or, for interim dividends, by our board of directors, out of funds or reserves legally available for distribution.

         In general, under Luxembourg law, only realized profits or distributable reserves (including profits that are carried forward) determined in accordance with Luxembourg accounting principles are available for distribution as dividends. The amount of any dividend distributed may not exceed total profits earned since the end of the last fiscal year for which financial statements have been produced plus any profits carried forward and amounts drawn from reserves available for this purpose, less losses carried forward and amounts that Luxembourg law or our articles of incorporation require to be placed in reserve. Our board of directors may declare interim dividends if interim accounts prepared for the declaration of interim dividends show that there are sufficient funds available for distribution.

         The board also may not declare a dividend within six months from the end of the preceding fiscal year or before the approval of the financial statements of that year. The board of directors may not declare an interim dividend more than two months after the date of the interim financial statements. Once the board has declared an interim dividend, the board may not declare a subsequent interim dividend for three months from the date it declared the prior interim dividend.

         Luxembourg law requires us to allocate 5% of our annual net profits to a legal reserve. The legal reserve is not available for dividends.

         If we are liquidated, we must use the liquidation proceeds first to pay or discharge all of our liabilities and obligations, and then we will distribute any surplus to our shareholders in proportion to their nominal share capital.

10.B.4.  CHANGE OF RIGHTS OF HOLDERS

         Our shares are issued only in registered form. As required by law, we maintain a register of all of registered holders of our shares at our registered office.

         Ownership of registered shares is established by inscription in the register, and confirmations of these inscriptions are issued to our shareholders upon request. Such confirmations do not confer legal, beneficial or other title or interest in the shares and are merely evidence of the inscription of the shareholders at a certain date. We may appoint registrars in different jurisdictions, each of whom will maintain a separate register for the shares entered in each of these registers. Holders of our shares may elect to enter into one of these registers and to transfer their shares from one register to another. We currently have no register other than the share register held at our registered office.

         Luxembourg law governs the transfer of our shares. Transfers of our shares are carried out by a declaration of transfer entered into the register and dated and signed by the transferor and the transferee or by their duly authorized representatives. Transfers will be accepted and entered into the register by presentation of correspondence or other documents recording the agreement between the transferor and the transferee.

10.B.5.  MEETINGS OF SHAREHOLDERS

         Under Luxembourg Law, a general meeting of shareholders must be held each year to approve our financial accounts, and to declare dividends, if any. The annual general meeting of shareholders is held on the second Wednesday of June of each year or, if that day is a legal holiday in Luxembourg, on the next following business day.

         In addition, our board of directors may call any number of general meetings of shareholders which may be held in Luxembourg or elsewhere. The board of directors must convene a general meeting of shareholders at the request of shareholders representing at least 20% of our share capital and may convene such a meeting at the request of shareholders representing less than 20% of our share capital.

         Notices of general meetings are sent to shareholders by mail at least eight days prior to the date of the general meeting and may be published as applicable law and rules of any relevant stock exchanges require. No such notices are required if all shareholders are present or represented at the general meeting and declare themselves duly informed of the agenda of the meeting.

         An extraordinary general meeting convened for the purpose of amending our articles of incorporation must have a quorum of at least 50% of all issued shares. If a quorum is not present, the meeting may be reconvened according at a later date with no quorum. The unanimous consent of all shareholders is required if the proposed amendment to our articles of incorporation involves (1) changing our jurisdiction of incorporation or (2) adding to the financial obligations of shareholders. For any other amendment to the articles, a two-thirds majority vote is required of all shares present or represented.

10.B.6.  OWNERSHIP LIMITATIONS

         Neither our articles of incorporation nor Luxembourg law provide for restrictions or limitations on the holding of our shares.

10.B.7.  CHANGE IN CONTROL

         There are no provisions in our articles of incorporation that would have an effect of delaying, deferring or preventing a change in control and that would only operate with respect to a merger, acquisition or corporate restructuring involving us or any of our subsidiaries.

10.B.8.  SHAREHOLDER OWNERSHIP DISCLOSURE

         Under Luxembourg law, a shareholder of a Luxembourg company, the shares of which are listed on a European Union stock exchange, is required to disclose the percentage of votes it holds to the company and to the COMMISSION DE SURVEILLANCE DU SECTEUR FINANCIER within seven calendar days from the date the shareholder knows, or should have known, that its percentage of votes equaled, exceeded or fell below 10%, 20%, 33.33%, 50% or 66.66% of the total number of votes. The shareholder must include in its calculation all voting rights held directly or indirectly, or controlled by it. Failure to comply with these rules may subject the shareholder to criminal sanctions and suspension of voting rights until it makes the requisite disclosure. As our shares currently are not listed on any such stock exchange, these disclosure rules currently do not apply to us.

10.B.9.

         Not applicable.

10.B.10

         Not applicable.

10.C.    MATERIAL CONTRACTS

SENIOR CREDIT FACILITY

GENERAL

         Sanitec and certain of its subsidiaries are currently borrowers under a senior multi-currency term loan and revolving credit facilities agreement, or the senior credit facility, provided by a syndicate of banks for which Bayerische Hypo- und Vereinsbank AG is the arranger.

         As of December 31, 2002, the total amount outstanding under the senior credit facility was EUR485.7 million. As of December 31, 2002, there were no outstanding draws on the revolving facility.

         A summary of the terms of the senior credit facility are set out below:

                                         AMOUNT
FACILITY                                 DRAWN               MARGIN(1)                MATURITY
--------                                 -----               ---------                --------
Term A facility................          EUR267.9             2.25%(2)             April 26, 2008
Term B facility................          EUR108.9             2.75%                April 26, 2009
Term C facility................          EUR108.9             3.25%                April 26, 2010
Revolving facility.............              --               2.25%(2)             April 26, 2008

(1) The base rate for all the senior facilities is Euribor, if the amount owing is in Euro, otherwise Libor. In addition, the borrower must pay compensation to the lenders for compliance with requirements to maintain adequate reserves, where applicable.

(2) Subject to a margin ratchet varying between 1.5% and 2.25% per year depending on the Total Debt Leverage Ratio, as defined in the senior credit facility.

         The notes are effectively subordinated to any indebtedness incurred under the senior credit facility. In addition, we lent the proceeds of the issuance of the notes to Sanitec pursuant to the notes on-loan which is contractually subordinated to the senior credit facility.

SECURITY

         The indebtedness under the senior credit facility is secured by the following:

o a pledge of the shares in all of the material Sanitec group entities where permitted by law;

o a pledge of the material assets of all of the material Sanitec group entities where permitted by law;

o a pledge of real property of some of the material Sanitec group entities;

o        a first priority pledge over the shares in Sanitec; and

o guarantees made by material Sanitec group entities where permitted by law.

COVENANTS

         The senior credit facility contains customary operating and financial covenants, including:

o the requirement that the ratios of Total Net Debt to Consolidated Adjusted EBITDA, as of the end of each financial quarter during the following periods, calculated on a Rolling Basis, be no more than the following:

                        Period                                           Ratio
                        ------                                           -----
                        October 1, 2002 - June 30, 2003                  5.15
                        July 1, 2003 - September 30, 2003                4.90
                        October 1, 2003 - March 31, 2004                 4.55
                        April 1, 2004 - June 30, 2004                    4.25
                        July 1, 2004 - September 30, 2004                4.00
                        October 1, 2004 - September 30, 2005             3.50
                        October 1, 2005 - September 30, 2006             3.00
                        October 1, 2006 - September 30, 2007             2.75
                        October 1, 2007 - September 30, 2008             2.50
                        October 1, 2008 - September 30, 2009             2.00
                        October 1, 2009 - September 30, 2010             2.00

o the requirement that the ratios of Total Net Senior Debt to Consolidated Adjusted EBITDA, as of the end of each financial quarter during the following periods, calculated on a Rolling Basis, be no more than the following:

                        Period                                          Ratio
                        ------                                          -----
                        October 1, 2002 - September 30, 2003            3.25
                        October 1, 2003 - September 30, 2004            2.75
                        October 1, 2004 - September 30, 2005            2.25
                        October 1, 2005 - September 30, 2006            2.00
                        October 1, 2006 - September 30, 2007            1.50
                        October 1, 2007 - September 30, 2008            1.00
                        October 1, 2008 - September 30, 2009            1.00
                        October 1, 2009 - September 30, 2010            1.00


o the requirement that the ratios of Consolidated Adjusted EBITDA to Consolidated Cash Net Finance Charges, as of the end of each financial quarter during the following periods, calculated on a Rolling Basis, be no less than the following:


                        Period                                          Ratio
                        ------                                          -----
                        October 1, 2001 - September 30, 2003            2.20
                        October 1, 2003 - September 30, 2005            2.50
                        October 1, 2005 - September 30, 2006            3.00
                        October 1, 2006 - September 30, 2010            3.50

o the requirement that the ratios of Consolidated Operational Cash Flow and cash and cash equivalents to Net Debt Service, as of the end of each financial quarter during the following periods, calculated on a Rolling Basis, be no less than 1.0 while the senior credit facility is outstanding.

o the requirement that the Sanitec group shall not in any financial year incur Capital Expenditures in excess of the following amounts:

                           Period                                 Amount
                           ------                                 ------
                                                          (in millions of Euro)

                           December 31, 2002                         50
                           December 31, 2003                         50
                           December 31, 2004                         60
                           December 31, 2005                         60
                           December 31, 2006                         60
                           December 31, 2007                         65
                           December 31, 2008                         70
                           December 31, 2009                         70
                           December 31, 2010                         70


         The senior credit facility defines "Capital Expenditure" as any expenditure other than the following:

o any reinvestment of net disposal proceeds where such proceeds are reinvested in assets of the same class;

o        any replacement of assets out of insurance proceeds;

o without double counting, any subsidies received from third parties outside the Sanitec group;

o minor individual investments which according to the Sanitec group's fixed asset valuation principles are to be expensed following the materiality principle of accounting;

o any one-off effects from the acquisition and first time consolidation of the Caradon/Twyford Bathrooms business;

o        any acquisition of shares and/or business operations; and

o revaluations of any existing assets and equity increases in existing subsidiaries of the Sanitec group,

but including any reinvestment of disposal proceeds other than such referred to under the first bullet above or obligations in respect of expenditure (including any obligation in respect of the capital element of any finance lease, operating lease or capital lease) for the acquisition of equipment, fixed assets, real property, intangible assets and other assets of a capital nature, or for the replacements or substitutions therefore or additions or improvements thereto in each case which would be treated as a capital asset in accordance with the accounting terms and principles set out in this annual report, together with costs incurred in connection therewith.

         The senior credit facility defines "Consolidated Adjusted EBITDA" as the consolidated net profit (or loss) of the Sanitec group before:

o        minority interests;

o taxes for the relevant period, including any provision made on account of taxation;

o        change in deferred taxes;

o net interest, commissions, discounts and other finance payments for such period;

o        share of profits or losses in associated companies;

o the aggregate net amount of any realized and unrealized exchange gains and losses related to financial transactions and balances including, without limit, those arising on translation of currency borrowings and a mark-to-market valuation of currency hedging arrangements;

o        any items treated as exceptional or extraordinary items;

o any operational expenses directly related to an acquisition, for example restructuring costs and provisions, consultancy and advisory fees, for which the accounting terms and principles agreed in the senior facility offer the option to either capitalize the respective amounts as part of consolidation goodwill or directly expense them in the year they have been incurred;

o any amount attributable to amortization of intangible assets (including the amortization of goodwill) and depreciation of tangible assets and amortization,

o any amount not to exceed EUR1.0 million attributable to Sanitec's e-commerce business project in 2001.

         The senior credit facility defines "Consolidated Cash Net Finance Charges" as Consolidated Net Finance Charges deducting all interest payments which have to be capitalized.

         The senior credit facility defines "Consolidated Net Finance Charges" as the aggregate consolidated amount of the interest, commission, discounts and other finance payments payable (in cash or in non-cash accrued form) by the Sanitec group:

o INCLUDING any commission, fees, discounts and other finance payments payable under any interest rate or currency hedging arrangement;

o BUT DEDUCTING (i) any commission, fees, discounts and other finance payments receivable under any interest rate or currency hedging instrument permitted by this Agreement and (ii) any interest receivable on any deposit, bank account or financial asset and (iii) any dividend income received;

o BUT EXCLUDING (i) any acquisition costs and (ii) any and all fees, out-of-pocket costs and expenses, stamp, registration and other taxes incurred in connection with the issue and exchange of the Notes.

         The senior credit facility defines "Consolidated Operational Cash Flow" as the consolidated net profit (or loss) of the Sanitec group after adding:

o any amount attributable to amortization of intangible assets (including the amortization of goodwill) and depreciation of tangible assets and amortization.

o        any decrease in the amount of working capital;

o        any increase in long term provisions,

o any provision or accrual made for taxes, including any increase in deferred taxes;

o        Consolidated Cash Net Finance Charges;

o any cash and cash equivalents paid in respect of any exceptional or extraordinary item;

o        and deducting:

o any amount of Capital Expenditure actually made by any member of the Sanitec group;

o        any increase in the amount of working capital;

o any cash and cash equivalents received in respect of any exceptional or extraordinary item;

o        any decrease in long term provisions,

and so that no amount shall be included or excluded more than once and PROVIDED THAT any decreases or increases resulting from the costs related to the acquisition of Sanitec Oy and the financing thereof shall be deducted or added back as the case may be.

         The senior credit facility defines "Net Debt Service" as the aggregate of:

o        Consolidated Cash Net Finance Charges; and

o the aggregate of scheduled and mandatory payments (excluding those mandatory payments as a result of excess cash flow) of any indebtedness.

o The senior credit facility defines "Rolling Basis" as the calculation of a ratio or an amount made at the end of a financial quarter in respect of that financial quarter and each of the preceding three financial quarters.

o The senior credit facility defines "Total Net Debt" as, at any time (without double counting), the aggregate consolidated indebtedness of the Sanitec group constituting indebtedness:

o        excluding any debt to the Issuer or any shareholders of the Issuer; and

o        also excluding indebtedness arising under the PIK on-loan 2; and

o deducting cash and cash equivalents and without double counting all interest bearing receivables

         The senior credit facility defines "Total Net Senior Debt" as, at any time (without double counting), the consolidated indebtedness constituting such part of the Total Net Debt as is outstanding under the senior multi-currency term loan and revolving credit facilities agreement or ranking equally with such indebtedness but deducting the cash and cash equivalents held at such time.

         In addition, the senior credit facility includes covenants relating to limitations on:

o        sales and other disposals of assets;

o        indebtedness;

o        dividends;

o        granting of security;

o        acquisitions;

o        other investments; and

o        hedging.

MANDATORY PREPAYMENT

         Mandatory prepayment of all amounts outstanding under the senior credit facility including interest is required if there is a change of control. In addition, certain proceeds are required to be used to make mandatory partial prepayments, including:

o net disposal proceeds over EUR5 million in respect of certain disposals of assets of the Sanitec group other than agreed permitted disposals;

o any amount raised by any flotation of any member of the Sanitec group or upon any disposal of all or part of the shares or interest in Sanitec;

o 75% of Excess Cash Flow, as defined in the senior credit facility, exceeding EUR2 million, PROVIDED that following any such payment, EUR20 million in cash and cash equivalents shall remain in the Sanitec group;

o proceeds of insurance claims received by any member of the Sanitec group, which exceeds EUR2 million in any financial year, subject to certain exceptions; and

o proceeds of any claim against the Vendors in relation to the Acquisition Agreement, each as defined in the senior credit facility, and any other extraordinary receipts, subject to certain exceptions.

EVENTS OF DEFAULT

         The senior credit facility contains customary events of default, including:

o        failure to make payments as required under the senior credit facility;

o        breach of covenants, including financial covenants;

o        breach of representations;

o        cross-default in respect of indebtedness in excess of EUR2 million;

o        insolvency, bankruptcy, winding-up or similar events; and

o        a material adverse change in the condition of the Sanitec group.

THE INDENTURE

GENERAL

         Sanitec International issued EUR260.0 million of 9% senior notes due 2012, which we refer to as the notes, under an indenture, dated as of May 7, 2002, between itself and The Bank of New York, as trustee. The notes are equal in right of payment with all of our future unsubordinated Indebtedness and are senior in right of payment to all of our existing and future Indebtedness that is subordinated to the notes. The notes are senior in right of payment to the PIK on-loan 1 and the shareholder on-loan 1, which are subordinated to the notes pursuant to the PIK on-loan 1 and the shareholder on-loan 1 subordination agreement.

SECURITY

         The notes are secured by a second priority pledge of the share capital of Sanitec; and a first priority pledge of the notes on-loan, the PIK on-loan 2 and the shareholder on-loan 2, pursuant to a notes pledge agreement dated the date of the indenture between us and the trustee. We and the agent for the lenders under the senior credit facility, who is the collateral agent for the lenders, have entered into a first priority share pledge agreement pursuant to which the share capital of Sanitec was pledged to secure Sanitec's and its subsidiaries' obligations. The relationship between the agent for the lenders under the senior credit facility, as first priority pledgee, is governed by Finnish law. Pursuant to Finnish law, the agent for the lenders, as the first priority share pledgee, has a duty of care towards the trustee, as the second priority pledgee, and must hold the pledged assets for the account of both itself and the trustee. In addition, the agent for the lenders must notify the trustee in advance of any liquidation of the share capital of Sanitec and must transfer any excess proceeds resulting from the liquidation of the share capital of Sanitec to the trustee for the benefit of the holders of notes.

         If, following a default under the senior credit facility, the agent for the lenders seeks to sell the share capital of Sanitec pursuant to the first priority share pledge, we have irrevocably agreed to waive its rights and claims against Sanitec under the notes on-loan, the PIK on-loan 2 and the shareholder on-loan 2 on the condition that the share capital of Sanitec has been sold either:

(1)      by way of a public auction;

(2) in a way that the highest price for such a sale reasonably achievable in the circumstances as certified by an independent investment bank has been achieved; or

(3)      by any other way if consented to by the trustee in writing.

         Because of its duties to the holders of the notes, the trustee will only give the consent set forth in clause (3) of the previous sentence if it is satisfied that such method of sale will not be materially prejudicial to the interests of the Holders. If the price received from such sale exceeds the amount owed under the senior credit facility, any excess amount shall be paid to the trustee on behalf of the holders.

ADDITIONAL AMOUNTS

         We are required to make all our payments under or with respect to the notes, free and clear of, and without withholding or deduction for or on account of, any present or future tax, duty, levy, impost, assessment or other governmental charge imposed or levied by or on behalf of the government of Luxembourg or within any other jurisdiction in which we are organized or are otherwise resident for tax purposes or any jurisdiction from or through which payment is made, unless such withholding or deduction is required by law or by regulation or governmental policy of general application. In the event that any such withholding or deduction is so required, subject to certain exceptions, we will pay such additional amounts as will result in receipt by holders of the notes of such amounts as would have been received by them had no such withholding or deduction been required.

OPTIONAL REDEMPTION

         On and after May 15, 2005, we are entitled at our option to redeem the notes at the redemption prices, plus accrued and unpaid interest to the redemption date, set forth below (expressed as a percentage of principal amount) for the 12-month period beginning May 15th of the years indicated below:

Period                                          Redemption Price
------                                          ----------------
2005......................................             109.00%
2006......................................             106.75%
2007......................................             104.50%
2008......................................             103.00%
2009......................................             101.50%
2010 and thereafter.......................             100.00%

         In addition, prior to May 15, 2005, we are entitled at our option to redeem up to 35% of the aggregate principal amount of the notes at a redemption price (expressed as a percentage of principal amount) of 109.00%, plus accrued and unpaid interest, with the net cash proceeds of a public equity offering so long as 65% of the notes remains outstanding immediately after the occurrence of each such redemption and such redemption occurs within 60 days after the closing date of such public equity offering.

         Finally, we may redeem all, but not less than all, of the notes at 100% of their principal amount plus accrued interest, if we become obligated to pay additional amounts due to certain developments affecting taxation.

NO MANDATORY REDEMPTION

         We are not required to make mandatory redemption or sinking fund payments with respect to the notes. However, we may be required to purchase notes at a price of 101.00% plus accrued and unpaid interest if there is a change of control as described in the indenture. In addition, under certain circumstances described in the indenture, we may be required to purchase notes at a price of 100.00% plus accrued and unpaid interest if there is an asset sale.

PURCHASE OF NOTES

         The indenture does not restrict us from purchasing notes from time to time in the open market or otherwise.

CERTAIN COVENANTS

         The indenture contains certain covenants including, among others, the following:

o        limitations on restricted payments;

o limitations on the incurrence of indebtedness and issuance of preferred shares;

o        limitations on liens;

o limitations on dividends and other payment restrictions affecting subsidiaries;

o        limitations on mergers, consolidations and sales of assets;

o        limitations on transactions with affiliates;

o        limitations on designating restricted and unrestricted subsidiaries;

o        limitations on sale and leaseback transactions;

o limitations on the issuances and sales of equity interests in restricted subsidiaries;

o        limitations on issuances of guarantees and indebtedness;

o limitations on amending the PIK on-loan 1, the shareholder on-loan 1, and subordinated shareholder indebtedness or the PIK on-loan 1 and the shareholder on-loan 1 subordination agreement;

o limitations on the repayment of the PIK on-loan 1, the shareholder on-loan 1 and any subordinated shareholder indebtedness;

o        limitations on business activities;

o        limitations on advances to restricted subsidiaries; and

o limitations on the payment of any consideration for or as an inducement to any consent, waiver or amendment.

REPORTS

         The indenture requires us to furnish to the holders of the notes and the trustee and to make available to potential investors:

(1) with respect to the fiscal year ending December 31, 2002, (A) within 120 days after the end of such fiscal year, financial statements substantially identical to that which would be required to be included in the Annual Report on Form 20-F by a foreign private issuer subject to the US Exchange Act except that the Issuer will not be required to include any reconciliation of line items to US generally accepted accounting principles; and (B) within 180 days after the end of our fiscal year, information substantially identical to that which would be required to be included in such Annual Report on Form 20-F by such a foreign private issuer;

(2) with respect to the fiscal year ending December 31, 2003 and each fiscal year thereafter, within 120 days after the end of our fiscal year, information substantially identical to that which would be required to be included in such Annual Report on Form 20-F by such a foreign private issuer;

(3) within 60 days after the end of each of the first three fiscal quarters in each of our fiscal years, all quarterly financial statements that would be required by Form 10-Q (in Finnish GAAP) if we were required to prepare and file such form; and

(4) within the time periods applicable to each item set forth in Form 8-K and in accordance with the general instructions thereto, all information that would be required by Form 8-K if we were required to prepare and file such form.

         In addition, if we designate any significant subsidiary or group of significant subsidiaries as an unrestricted subsidiary or group of unrestricted subsidiaries, then our annual and quarterly information must include a reasonably detailed presentation of our financial condition and results of operations separate and apart from the financial condition and results of operations of such unrestricted subsidiary or group of unrestricted subsidiaries.

EVENTS OF DEFAULT AND REMEDIES

         The indenture contains customary events of default including the following:

o default for 30 days in the payment when due of interest or additional amounts with respect to the notes;

o default in the payment when due of the principal of, or premium, if any, on the notes;

o failure by our or any of our subsidiaries to comply with the covenants regarding change of control, limitations on asset sales, limitations on amending the PIK on-loan 1, the shareholder on-loan 1, and subordinated shareholder indebtedness or the PIK on-loan 1 and shareholder on-loan 1 subordination agreement, limitations on the repayment of the PIK on-loan 1, the shareholder on-loan 1 and any subordinated shareholder indebtedness and limitations on mergers, consolidations and sales of assets;

o failure by us or any of our subsidiaries for 30 days after notice to comply with any of the other agreements in the indenture or the pledge agreements;

o default with respect to any Indebtedness for money borrowed by us or any of our restricted subsidiaries if that default is caused by a failure to pay the principal, interest on or premium, if any, on such Indebtedness prior to the expiration of the grace period provided in such Indebtedness or results in the acceleration of such Indebtedness prior to its stated maturity and the total amount of such indebtedness unpaid or accelerated exceeds EUR15.0 million;

o failure by us or any of our restricted subsidiaries to pay final judgments aggregating in excess of EUR15.0 million, which judgments are not paid, discharged or stayed for a period of 60 days;

o the repudiation of any pledge agreement by us or the enforceability of any pledge agreement against of for any reason; and

o certain events of bankruptcy or insolvency with respect to us or any of our restricted subsidiaries.

         In the case of an event of default arising from certain events of bankruptcy or insolvency, all outstanding notes will become due and payable immediately without further action or notice. If any other event of default occurs and is continuing, the trustee or the holders of at least 25% in principal amount of then outstanding notes may declare all the notes to be due and payable immediately. Holders of the notes may not enforce the indenture or the notes or exercise any remedy (including remedies involving foreclosure against the collateral securing the notes) except as provided in the indenture. Subject to certain limitations, holders of a majority in principal amount of then outstanding notes may direct the trustee in its exercise of any trust or power. The holders of a majority in aggregate principal amount of the notes then outstanding by notice to the trustee may on behalf of the holders of all of the notes waive any existing default or event of default and its consequences under the indenture except a continuing default or event of default in the payment of interest on, or the principal of, the notes.

GOVERNING LAW

         The indenture and the notes are governed by, and construed in accordance with, English law. However, to the extent the indenture or the notes includes or is deemed to include provisions of the Trust Indenture Act, those provisions shall be performed and interpreted in accordance with that Act.

NOTES ON-LOAN

         We lent the proceeds from the offering of the notes to Sanitec pursuant to the notes on-loan. The amount on-lent pursuant to the notes on-loan was equal to the principal amount of the notes and will mature on the same day as the notes. Interest on the loan will be due two days before interest on the notes is due. The interest rate will be equal to or greater than the interest rate on the notes. Sanitec has also agreed to pay us any amounts, which are not interest or principal, due under the notes. An event of default under the indenture governing the notes will constitute an event of default under the notes on-loan.

         The notes on-loan is contractually subordinated to the senior credit facility as described in "--Subordination" below.

PIK LOAN, PIK ON-LOAN 1 AND PIK ON-LOAN 2

         Pool Acquisition S.A., our ultimate parent company, is the borrower under a PIK loan. As at December 31, 2002, the total amount outstanding under the PIK loan was EUR70.7 million. Pursuant to PIK on-loan 1, Pool Acquisition lent the proceeds of the PIK loan to us, and we on-lent the proceeds to Sanitec, pursuant to PIK on-loan 2. The PIK loan bears interest on a daily basis at a rate compounded semi-annually and will mature after the date of the notes. The interest rate for each semi-annual interest period is the sum of (a) the yield to closest future optional redemption date, call-date or maturity date under the notes on the first business day of such interest period plus (b) 3%, provided, however, that at no time shall the aggregate of (a) and (b) above be below 12% or above 16%. The yield referred to in the preceding sentence under (a) shall be calculated (1) on the basis of a non-call five year structure and (2) the mid-price of the notes quoted by the lender under the PIK loan on the first day of each interest period.

No cash interest is payable under the PIK loan. The interest rate on PIK on-loan 1 is equal to or greater than the interest rate on the PIK loan, and the interest rate on PIK on-loan 2 is equal to or greater than the interest rate on PIK on-loan 1. Interest on the PIK on-loan 1 and on the PIK on-loan 2 will accrue in the form of accretion of additional principal amount, and no cash interest will be payable until maturity.

         Principal and interest payments under the PIK loan are not due prior to the repayment of all amounts outstanding under the senior credit facility and, subject to the limitations regarding restricted payments under the indenture governing the notes. PIK on-loan 1 and PIK on-loan 2 will mature no earlier than the maturity date of the PIK loan. Except as permitted by the indenture covenant regarding the limitation of restricted payments, so long as any part of the notes or additional notes remains unpaid or undischarged, we may not make any payment or prepayment of interest or principal (whether in cash, by way of transfer of assets or otherwise) on account of, or grant any security in respect of, the PIK On-Loan 1 (whether by way of cash, loan or otherwise) nor can Pool Acquisition S.A. demand or receive any such payment or security or commence proceedings against us or take any action in respect of the PIK on-loan 1 other than under certain exceptions described in "--Subordination" below. Except as permitted by the indenture, so long as any part of the indebtedness under the senior credit facility remains unpaid or undischarged, Sanitec will not make any prepayment or payment of principal (whether in cash, by way of transfer of assets or otherwise) on account of, or grant any security in respect of, the PIK on-loan 2 (whether by way of cash, loan or otherwise), nor can we demand or receive any such payment or security or to commence any proceedings or take any action in respect of the PIK on-loan 2 other than under certain exceptions as described in "--Subordination" below.

SHAREHOLDER LOAN, SHAREHOLDER ON-LOAN 1 AND SHAREHOLDER ON-LOAN 2

         Pool Acquisition S.A. is the borrower under a shareholder loan. Pursuant to shareholder on-loan 1, Pool Acquisition S.A. lent the proceeds of the shareholder loan to us, and we on-lent the proceeds to Sanitec, pursuant to shareholder on-loan 2. As at December 3, 2002, the total amount outstanding under the shareholder loan was EUR334.6 million. The shareholder loan bears interest at a rate of 7.125% per year and matures on April 25, 2016. The interest rate on shareholder on-loan 1 is equal to or greater than the interest rate on the shareholder loan, and the interest rate on shareholder on-loan 2 is equal to or greater than the interest rate on shareholder on-loan 1. The principal and interest payments under the shareholder loan are not due prior to the repayment of all amounts outstanding under the senior credit facility and, subject to the limitations regarding restricted payments under the indenture governing the notes. Shareholder on-loan 1 and shareholder on-loan 2 will mature no earlier than the maturity date of the shareholder loan. Except at permitted by the indenture covenant regarding the limitation of restricted payments, so long as any part of the notes or additional notes remains unpaid or undischarged, we may not make any payment or prepayment of interest or principal (whether in cash, by way of transfer of assets or otherwise) on account of, or grant any security in respect of, the shareholder on-loan 1 (whether by way of cash, loan or otherwise) nor can Pool Acquisition S.A. demand or receive any such payment pr security or commence proceedings against us or take any action in respect of the shareholder on-loan 1 other than under certain exceptions described in "--Subordination" below. Except as permitted by the indenture, so long as any part of the indebtedness under the senior credit facility remains unpaid or undischarged, Sanitec will not make any prepayment or payment of principal (whether in cash, by way of transfer of assets or otherwise) on account of, or grant any security in respect of, the shareholder on-loan 2 (whether by way of cash, loan or otherwise), nor can we demand or receive any such payment or security or to commence any proceedings or take any action in respect of the shareholder on-loan 2 other than under certain exceptions as described in "--Subordination".

SUBORDINATION

SUBORDINATION OF THE NOTES ON-LOAN TO THE SENIOR CREDIT FACILITY

         We have agreed to subordinate our rights under the notes on-loan to Sanitec to the rights of the lenders under the senior credit facility pursuant to a notes on-loan subordination agreement.

         Pursuant to the notes on-loan subordination agreement, Sanitec is permitted to make interest payments to us corresponding to our obligations to make interest payments on the notes. Payment of the principal amount of the notes on-loan on the maturity date of the notes is also permitted. However, if Sanitec is in default with respect to any payments of principal or interest under the senior credit facility or with respect to any other payments in excess of EUR1 million under the senior credit facility, then Sanitec will not be permitted to make payments under the notes on-loan to us for as long as such payment default under the senior credit facility continues.

         For any other type of default under the senior credit facility, the agent for the lenders under the senior credit facility may impose a payment blockage period which will prohibit Sanitec from making payments under the notes on-loan for the duration of this blockage period. This blockage period begins when a notice from the agent for the lenders under the senior credit facility is given to Sanitec specifying that no payments may be made under the notes on-loan as a result of such default under the senior credit facility. This blockage period only will last while such default is continuing and will last for no longer than 179 days from the date such notice is served. No more than one blockage notice can be given in any period of 365 days, and no default that existed when a blockage notice was given can be the basis of a subsequent blockage notice unless such default has been cured for at least 180 days in between.

         Unless there is a payment default under the notes and for so long as any amounts remain outstanding under the senior credit facility, we have agreed, among other things, not to:

o        terminate or accelerate the notes on-loan;

o enforce the notes on-loan by way of attachment, execution or insolvency;

o        demand or receive any security in respect of the notes on-loan;

o commence any proceedings against Sanitec in respect of the notes on-loan; or

o        take any other enforcement action in respect of the notes on-loan,

without the prior written consent of the agent for the lenders under the senior credit facility.

         However, the above restrictions do not apply where there is a payment default under the notes which is continuing and the standstill period relating to such payment default has expired. A standstill period in respect of a payment default under the notes begins on the date of such payment default and ends on the earlier of 120 days from the date the agent for the lenders under the senior credit facility has been notified of such payment default and the date on which an insolvency event occurs. An insolvency event means:

o the appointment of an insolvency administrator in respect of Sanitec or any of its assets;

o the shareholders of Sanitec pass a resolution for its dissolution, liquidation or winding up; or

o Sanitec commences negotiations with its third-party creditors with a view to rescheduling or restructuring its indebtedness vis-a-vis such third-party creditor, in whole or in part, by reason of its inability to meet payments of all such indebtedness on its due date for payment.

         Notwithstanding our rights to enforce payments under the notes on-loan after the standstill period, if an event of default under the senior credit facility or a blockage period, as described above, is continuing, the prohibition on payments to us under the notes on-loan will continue to apply.

         Finally, we have irrevocably agreed to waive all of our rights and claims against Sanitec, including its rights to payment of principal and interest, under the notes on-loan with respect to the enforcement of the first priority share pledge over the Sanitec shares by the agent for the senior lenders under the senior credit facility on the following conditions:

o we receive notice from the agent for the lenders under the senior credit facility confirming that the shares that we own in Sanitec which are subject to such pledge have been sold pursuant to an enforcement of such pledge:

         o        by way of a public auction; or

         o in a way that the highest price for such a sale reasonably achievable in the circumstances as certified by an independent investment bank has been achieved; or

         o        by any other way if the trustee consents in writing; and

o the agent for the lenders under the senior credit facility receives payment for the purchase price from the purchaser of such shares in Sanitec and, to the extent the purchase price exceeds amounts owed under the senior credit facility, such excess amounts are received by the trustee for the noteholders.

         Except under the notes security pledge described below, we have agreed not to assign, pledge or otherwise transfer our rights under the notes on-loan. We have also agreed not to set off any amounts that we may owe to Sanitec against amounts Sanitec fails to pay us under the notes on-loan.

SUBORDINATION OF SHAREHOLDER ON-LOAN 2 AND PIK ON-LOAN 2 TO THE SENIOR CREDIT FACILITY

         We have agreed to subordinate our rights under shareholder on-loan 2 and PIK on-loan 2 to Sanitec to the rights of the lenders under the senior credit facility pursuant to a subordination agreement dated April 26, 2001, as amended.

         Except as permitted by the indenture, for so long as any amounts are outstanding under the senior credit facility, we have agreed, among other things, not to:

o demand or receive any payment or prepayment under either the shareholder on-loan 2 or the PIK on-loan 2 (subject to certain exceptions); or

o take any action to obtain payment with respect to shareholder on-loan 2 or PIK on-loan 2, except with the consent of the lenders under the senior credit facility.

         We have irrevocably waived all of our rights and claims against Sanitec, including its rights to payment of principal and interest, under the PIK on-loan 2 and the shareholder on-loan 2 in a similar manner as described above under the notes on-loan.

         Except under the notes security pledge described below, we have agreed that we will not assign, pledge or otherwise transfer our rights under the shareholder on-loan 2 and PIK on-loan 2. Except as permitted by the indenture, we have also agreed that we will not set off any amounts that we may owe to Sanitec against amounts Sanitec fails to pay us under the shareholder on-loan 2 and PIK on-loan 2.

SUBORDINATION OF SHAREHOLDER ON-LOAN 1 AND PIK ON-LOAN 1 TO THE NOTES

         Pool Acquisition S.A. has agreed to subordinate its rights under shareholder on-loan 1 and PIK on-loan 1 to us to the rights of the trustee on behalf of the noteholders.

         Except as permitted by the making of Restricted Payments, for so long as any amounts remain unpaid or undischarged under any note issued under the indenture, Pool Acquisition S.A. has agreed, among other things, not to:

o demand or receive any payment or prepayment under either the shareholder on-loan 1 or PIK on-loan 1;

o commence any proceeding against us or take any action in respect of shareholder on-loan 1 and PIK on-loan 1, including acceleration, termination or cancellation; or

o assign, pledge or otherwise transfer its rights under the shareholder on-loan 1 and the PIK on-loan 1.

10.D.    EXCHANGE CONTROLS

         Elvinger, Hoss & Prussen, our Luxembourg counsel, has advised us that at the present time there are no exchange controls in existence in Luxembourg which would restrict the export or import of capital, including, but not limited to, foreign exchange controls, or affect our ability to pay dividends, interest or other amounts to a non-resident holder of our notes or shares.

10.E.    TAXATION

                 UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

         The following discussion summarizes the material US federal income tax considerations, which may be relevant to the ownership and disposition of the notes if you are a US holder (or, to the extent described below, a non-US holder), and is based upon the provisions of the US Internal Revenue Code of 1986, as amended, or, the Code, the applicable US Treasury regulations promulgated or proposed thereunder, judicial authority and current administrative rulings and practice. Legislative, judicial or administrative changes or interpretations may be forthcoming that may be retroactive and that could alter or modify the continued validity of the following statements and conclusions. You are a US holder if you are:

o        a citizen or resident of the United States;

o a corporation, a partnership or other entity created or organized in or under the laws of the United States or any political subdivision of the United States;

o an estate the income of which is subject to US federal income taxation regardless of its source; or

o a trust, if a US court can exercise primary supervision over the administration of the trust and one or more US persons have the authority to control all substantial decisions of the trust.

         This summary deals only with US holders who will hold the notes as capital assets. This summary does not address considerations which may be relevant to you if you are an investor who is subject to special tax rules, such as a bank, thrift, real estate investment trust, regulated investment company, insurance company, dealer in securities or currencies, trader in securities or commodities who elects mark-to-market treatment, person who will hold the notes as a hedge against currency risk or as a position in a "straddle" or conversion transaction, tax-exempt organization or a person whose "functional currency" is not the US Dollar.

         This summary is based on laws, regulations, rulings and decisions now in effect, all of which may change. Any change could apply retroactively and could affect the continued validity of this summary.

         You should consult your tax adviser about the tax consequences of holding the notes, including the relevance to your particular situation of the considerations discussed below, as well as the relevance to your particular situation of state, local, foreign or other tax laws.

INTEREST ON THE NOTES

         Payments or accruals of interest on the notes will be taxable to you as ordinary interest income at the time that you receive or accrue such amounts, in accordance with your regular method of tax accounting.

         If you use the cash method of tax accounting, the amount of interest income you will realize will be the US Dollar value of the interest payment in Euro based on the spot rate of exchange in effect on the date you receive the payment, regardless of whether you convert the payment into US Dollars. You generally will not have an exchange gain or loss on the interest payment, but you may have an exchange gain or loss when you dispose of any Euro you receive.

         If you use the accrual method of tax accounting, the amount of interest income you will realize will be based on the average exchange rate in effect during the interest accrual period or, with respect to an interest accrual period which spans more than one taxable year, at the average exchange rate for the partial period within the taxable year. Alternatively, as an accrual method US holder, you may elect to translate all interest income at the spot rate on the last day of the accrual period (or the last day of the taxable year, in the case of an accrual period which spans more than one taxable year) or on the date on which you receive the interest payment if that date is within five business days of the end of the accrual period. If you make this election, you must apply it consistently to all debt instruments from year to year and you cannot change the election without the consent of the Internal Revenue Service. If you use the accrual method of accounting for tax purposes, you will recognize foreign currency gain or loss on the receipt of an interest payment in Euros if the exchange rate in effect on the date the payment is received differs from the rate applicable to a previous accrual of that interest income. This foreign currency gain or loss will be treated as ordinary income or loss, but generally will not be treated as an adjustment to interest income received on the notes.

         Interest income on a note generally will constitute foreign source income and generally will be considered "passive" income or "financial services" income, which are treated separately from other types of income in computing the foreign tax credit allowable to US holders under US federal income tax laws.

         Should any foreign tax be withheld, the amount withheld and any additional amounts, as defined in Item 10.C. "Material Contracts--The Indenture--Additional amounts", paid to you will be included in your gross income. Foreign withholding tax paid at the rate applicable to a US holder would be treated as foreign income tax eligible for credit against your US federal income tax liability, subject to limitations and conditions, or at your election, eligible for deductions in computing your taxable income. You should consult your tax advisers regarding the creditability or deductibility of any withholding taxes. You should treat the gross amount of additional amounts as ordinary income at the time such amount is received or accrued in accordance with your method of tax accounting. Any such additional amounts generally would constitute foreign source income and should be translated into the US dollar value in accordance with the rules governing interest as described above.

PURCHASE, SALE AND RETIREMENT OF THE NOTES

         Initially, your tax basis in a note will generally equal the cost of the note to you. The cost to you (and therefore generally your initial tax basis) will be the US Dollar value of the purchase price in Euro on the date of purchase, calculated at the exchange rate in effect on that date. If the exchange note is traded on an established securities market and you are a cash method taxpayer (or if you are an accrual method taxpayer that makes a special election), you will determine the US Dollar value of the cost of the exchange note by translating the amount of Euro that you paid for the note at the spot rate of exchange on the settlement date of your purchase. If you convert US Dollars into Euro and then immediately use those Euro to purchase a note, you generally will not have any taxable gain or loss as a result of the conversion or purchase.

         When you sell or exchange an exchange note, or if an exchange note that you hold is retired, you will generally recognize gain or loss equal to the difference between the amount you realize on the transaction, less any accrued interest, which will be subject to tax in the manner described above under "--Interest on the Notes" and your tax basis in the exchange note. If you sell or exchange a note for Euro, or receive Euro on the retirement of an exchange note, the amount you will realize for US tax purposes generally will be the dollar value of the Euro which you receive calculated at the exchange rate in effect on the date the exchange note is disposed of or retired. If you dispose of an exchange note that is traded on an established securities market and you are a cash method US holder (or if you are an accrual method holder that makes a special election), you will determine the US Dollar value of the amount realized by translating the amount at the spot rate of exchange on the settlement date of the sale, exchange or retirement.

         The special election available to you if you are an accrual method taxpayer in respect of the purchase and sale of notes traded on an established securities market, which is discussed in the two preceding paragraphs, must be applied consistently to all debt instruments from year to year and cannot be changed without the consent of the US Internal Revenue Service.

         Except as discussed below with respect to foreign currency gain or loss, the gain or loss that you recognize on the sale, exchange or retirement of an exchange note will generally be a capital gain or loss. The gain or loss on the sale, exchange or retirement of an exchange note will be a long-term capital gain or loss if you have held the exchange note for more than one year on the date of disposition. Net long-term capital gain recognized by an individual US holder generally will be subject to a maximum tax rate of 20%. The ability of a US holder to offset capital losses against ordinary income is limited.

         Despite the foregoing, the gain or loss which you recognize on the sale, exchange or retirement of an exchange note will generally be treated as ordinary income or loss to the extent that the gain or loss is attributable to changes in exchange rates during the period in which you held the exchange note. This foreign currency gain or loss will not be treated as an adjustment to interest income that you receive on the exchange note.

NON-US HOLDERS

         Subject to the discussion of "backup withholding" below, a non-US holder is currently exempt from US federal income tax relating to interest on the notes unless the non-US holder is

o an insurance company carrying on a US insurance business to which the interest is attributable within the meaning of the Code; or

o an individual or corporation that has an office or other fixed place of business in the United States, to which the interest is attributable, and the interest is derived in the active conduct of a banking, financing or similar business within the United States, or is received by a corporation the principal business of which is trading in stock or securities for its own account.

         Subject to the discussion of backup withholding below, a non-US holder will not be subject to federal income tax on any gain or sale or other disposition of a note unless

o the holder is an individual who is present in the United States for 183 days or more during the taxable year, and certain other conditions exist or

o the gain is effectively connected with the conduct of a trade or business within the United States.

         The notes will not be deemed to be situated outside the United States for purposes of the US federal estate tax and may not be included in the gross estate for purposes of such tax in the case of a non-resident of the United States who is not a citizen of the United States at the time of death.

INFORMATION REPORTING AND BACKUP WITHHOLDING

         The paying agent must file information returns with the US Internal Revenue Service in connection with note payments made to certain US persons. If you are a US person, you generally will not be subject to a US backup withholding tax on such payments if you provide your taxpayer identification number to the paying agent. You may also be subject to information reporting and backup withholding tax requirements with respect to the proceeds from a sale of the notes. If you are not a US person, you may have to comply with certification procedures to establish that you are not a US person in order to avoid information reporting and backup withholding tax requirements.

                          LUXEMBOURG TAX CONSIDERATIONS

         The following discussion summarizes Luxembourg income tax considerations and is based on the laws in force in Luxembourg as of the date of this annual report and is subject to any changes in law occurring after such date.

WITHHOLDING TAX

         Under Luxembourg tax laws currently in effect, there is no withholding tax on payments of principal, interest, accrued but unpaid interest or accretions of yield to maturity in respect of the notes, nor is any Luxembourg withholding tax payable by such holders on redemption or repurchase of the notes.

INCOME TAX

         There is no income tax due upon redemption or repurchase of, or on capital gains on the sale of, any notes held by a non-resident, as long as the notes are not held through a permanent establishment in Luxembourg.

NET WEALTH TAX

         Luxembourg net wealth tax will not be levied on a holder of an exchange note unless:

o the holder is resident in Luxembourg for the purpose of the relevant provisions; or

o        such note is attributable to a permanent establishment in Luxembourg.

ESTATE DUTIES

         Luxembourg estate duties will not be levied on the transfer of notes on the death of a holder unless the holder is resident in Luxembourg for the purpose of the relevant provisions.

OTHER TAXES

         There is no Luxembourg registration tax, stamp duty or any other similar tax or duty payable on the issue or transfer of the notes.

         There is no Luxembourg value added tax payable in respect of payments in consideration for the issue of the notes or in respect of the payment of interest or principal under the notes or the transfer of the notes, provided that Luxembourg value added tax may, however, be payable in respect of fees charged for certain services rendered to the Issuer, if for Luxembourg value added tax purposes such services are rendered, or are deemed to be rendered, in Luxembourg and an exemption from value added tax does not apply with respect to such services.

         A holder of notes will not become resident, or deemed to be resident, in Luxembourg by reason only of holding notes or the execution, performance, delivery and/or enforcement of the notes.

CHANGES IN THE EUROPEAN UNION "SAVINGS DIRECTIVE"

         On January 21, 2003, the Council for Economic and Financial Affairs of the European Union, consisting of the ministers for economic affairs and for finance of all 15 member states of the European Union, agreed to amend the EU "Savings Directive". Under this amendment, in the case of interest payments to natural persons, a "disbursing agent" in one EU member state will be required to supply information concerning the interest payments to the competent authority of the other EU member state where the recipient of such payments is tax resident. These rules will not apply in Austria, Belgium and Luxembourg. Instead, Austria, Belgium and Luxembourg, as well as Switzerland and Andorra, Liechtenstein, Monaco and San Marino, will be obligated to introduce a withholding tax on interest of 15% from 2005 through 2007, 20% from 2008 through 2010 and 35% beginning in 2011. We believe that it is likely that this amendment will become effective as of January 1, 2005, provided that Andorra, Liechtenstein, Monaco, San Marino, Switzerland and some dependent and associated overseas areas of EU member states have enacted corresponding rules into their domestic law before that date.

         Under the aforementioned conditions, and based on the draft of the EU savings directive in effect as of July 18, 2001, disbursing agents in Austria, Belgium and in Luxembourg who pay interest to beneficial owners of our notes who are (i) natural persons and (ii) resident in a EU member state other than the state in which the disbursing agents reside are required to deduct the withholding tax from the interest payments, unless the beneficial owner provides to the respective disbursing agent (i) a declaration in which he expressly agrees that the disbursing agent can exchange the required information with the competent authority in the EU member state of residence of the beneficial owner or (ii) a document approved by the competent authority of the respective EU member state in which the name, address, tax or other identification number, date and location of birth, name and address of the disbursing agent and the account or number of the note are disclosed.

10.F.    DIVIDENDS AND PAYING AGENTS

         Not applicable.

10.G.    STATEMENTS BY EXPERTS

         Not applicable.

10.H.    DOCUMENTS ON DISPLAY

         You may inspect the documents concerning us referred to in this report at the Securities and Exchange Commission's public reference facilities at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at their regional offices located at 223 Broadway, New York, New York 10279 and the Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. These and any other documents that we have filed with the SEC since January 30, 2003 are also publicly available through the SEC website at WWW.SEC.GOV.

10.I.    SUBSIDIARY INFORMATION

         Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         We are exposed to market risks, including adverse changes in interest rates, currency exchange rates and, to a lesser extent, commodity pricing.

INTEREST RATE RISK MANAGEMENT

         We are exposed to interest rate risk through our debt instruments. These instruments are currently comprised primarily of our senior credit facility and certain other operating credit facilities. See Item 10.C. "Material Contracts". We manage interest rate risk on a group-wide basis with a combination of fixed and floating interest rate financial instruments designed to balance the fixed and floating interest rates. We have entered into interest rate swaps and options to adjust interest rate risk exposure when appropriate.

         The table below provides, as at December 31, 2002, information about our financial instruments that are sensitive to changes in interest rates, including debt obligations, interest rate swaps and interest rate options. For debt obligations, the table presents principal cash flows by expected maturity dates and related weighted average interest rates. For interest rate swaps, the table presents notional amounts and weighted average interest rates by expected (contractual) maturity dates. For interest rate options, the table shows contract amounts and respective average strike rates.

            SANITEC
      INTERNATIONAL S.A.           2003       2004       2005        2006       2007      THEREAFTER        TOTAL
      ------------------           ----       ----       ----        ----       ----      ----------        -----
                                                 (IN MILLIONS OF EURO)
LIABILITIES:
Long-term debt:
   Senior loan.............        26.1        39.2      48.2        58.2       67.2         246.8          485.7
   Weighted av. rate.......         5.5%        5.5%      5.5%        5.5%       5.5%          5.9%           5.7%
   PIK loan................         --        --         --          --          --           70.7           70.7
   Rate....................         --        --         --          --          --           13.8%          13.8%
   Weighted av. rate.......         5.5%        5.5%      5.5%        5.5%       5.5%          7.6%           6.3%

INTEREST RATE SWAPS:
   Variable to fixed.......        --         50.0      110.7       200.0        --           --            360.7
   Average pay rate........        --          4.1%       4.3%        4.0%       --           --              4.1%

INTEREST RATE OPTIONS:
Sold floors:                       --      50,000        --          --          --           --          50,000
   Weighted av. strike.....        --          2.8%      --          --          --           --              2.8%
   Bought caps.............        --      50,000        --          --          --           --          50,000
   Weighted av. strike.....        --          4.5%      --          --          --           --              4.5%

EXCHANGE RATE RISK MANAGEMENT

         We conduct our business and sell our products in various markets throughout Europe and, therefore, are exposed to foreign exchange risks related to foreign currency denominated assets and liabilities and debt service payments denominated in foreign currencies. Our policy is to hedge all significant foreign exchange risks. Our subsidiaries hedge their significant foreign exchange exposures first by natural hedges, inflows and outflows of foreign currencies, net of each other, and then by agreeing with the Sanitec group treasury on the requirement for foreign currency forward contracts necessary to hedge the remaining foreign exchange exposure. The Sanitec group treasury hedges the net total exposure externally by using foreign currency forward contracts. We cover estimated cash flows in foreign currencies for periods varying from three to 12 months which allows us to adjust costs and prices to new exchange rates. We measure foreign exchange risk by comparing the sum of the risk-weighted absolute value of each individual currency cash flow to total shareholders' equity, including the Sanitec group's share of untaxed reserves. The risk-weighted sum is calculated by multiplying the currency cash flows by 0.1, a 10% change in foreign exchange rates. The total absolute sum of these risk-weighted exposures is compared to shareholders' equity. This ratio is the foreign exchange risk-to-equity percentage, and the maximum allowed value on the Sanitec group level is 5%. The exposures are reported to our senior management.

                          CURRENCY DISTRIBUTION IN 2002

                                                  INVOICED           OPERATING
                  CURRENCY                        SALES (%)          COSTS (%)
                  --------                        ---------          ---------
EUR.....................................             60.1                 62.8
GBP.....................................             12.4                 11.5
SEK.....................................              7.0                 13.5
PLN.....................................              6.8                  5.3
USD.....................................              3.0                  2.8
Other...................................             10.7                  4.1
                                                   -------              --------
Total...................................            100.0                100.0
                                                   =======              ========

         The table below provides information, as at December 31, 2002, about our significant derivative financial instruments that are sensitive to changes in foreign currency exchange rates and their respective fair values, including carrying amounts. In the table below, the pro forma information reflects the absolute change in the estimated fair value of our foreign exchange forwards assuming the foreign exchange rates change by 10%. Our foreign exchange forward contracts generally do not exceed one year.

                       FOREIGN CURRENCY FORWARD CONTRACTS

                                                                                              PRO FORMA CHANGE
               CURRENCY                     NOTIONAL AMOUNT         FAIR VALUE AMOUNT            IN VALUES
               --------                     ---------------         -----------------            ---------
                                                                 (IN MILLIONS OF EURO)
DKK......................................         25.6                    25.6                      2.3
GBP......................................          9.3                     9.3                      0.8
NOK......................................         16.3                    16.0                      1.5
SEK......................................         56.5                    56.2                      5.1
USD......................................         12.0                    12.6                      1.1
Others...................................         31.1                    31.4                      2.9
                                                -------                 -------                   ------
Total....................................        150.8                   151.1                     13.7
                                                =======                 =======                   ======

COMMODITY RISK MANAGEMENT

         We currently do not engage in any hedging related to risks in commodity or raw material prices. In the future, we may hedge risks related to the price of energy.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

         Not applicable.

                                     PART II

ITEM 13.          DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

         Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

         Not applicable.

ITEM 15.          CONTROLS AND PROCEDURES

         Within 90 days prior to the date of this report, we performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures. We designed our disclosure controls and procedures to ensure that the material financial and non-financial information required to be disclosed in Form 20-F and filed with the Securities and Exchange Commission is recorded, processed, summarized and reported timely. We performed this evaluation with the participation of our key senior management, under the supervision of our board of directors and our principal executive officer, Rainer S. Simon, and our principal financial officer, Timo Lehto. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable, rather than absolute, assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the foregoing, our management, including our principal executive officer and our principal financial officer, concluded that our disclosure controls and procedures were effective.

         There have been no significant changes in our internal controls or in other factors that could significantly affect internal controls subsequent to the date of the evaluation. Therefore, we have not taken any corrective actions.

ITEM 16. [RESERVED]

                                    PART III

ITEM 17. FINANCIAL STATEMENTS

         We have responded to Item 18 in lieu of responding to this Item.

ITEM 18. FINANCIAL STATEMENTS

                                                                           Page
                                                                           ----

         Independent Auditor's Reports............................F-2 and F-74

         Consolidated Financial Statements.................................F-3

ITEM 19..EXHIBITS

         The following is a list of all exhibits filed as a part of this Annual Report on Form 20-F:

          Exhibit                      Description
          -------                      -----------
            3.1                        *Articles of Association of Sanitec International S.A.

            4.1                        *Indenture, dated as of May 7, 2002, by and among Sanitec International S.A.
                                       and The Bank of New York.

            4.3                        *Form of Exchange Note.

            8.1                        List of all subsidiaries of Sanitec International S.A.

           10.1                        *Purchase Agreement, dated as of April 30, 2001, by and among Sanitec
                                       International S.A., Goldman Sachs International, S.A, Merrill Lynch
                                       International, and Bayerische Hypo- und Vereinsbank AG.

           10.2                        *Paying Agency Agreement, dated May 7, 2002, between Sanitec International
                                       S.A., The Bank of New York and The Bank of New York (Luxembourg) S.A.

           10.3                        *Registration Rights Agreement, dated May 7, 2002, among Sanitec
                                       International S.A., Goldman Sachs International, S.A. and Merrill Lynch
                                       International, and Bayerische Hypo- und Vereinsbank AG.

           10.4                        *Senior Notes Loan Agreement, dated May 7, 2002, between Sanitec
                                       International S.A. and Sanitec Oy.

           10.5                        *Intercompany On-Loans Subordination Agreement, dated May 7, 2002, among
                                       Pool Acquisition S.A., Sanitec International S.A. and The Bank of New York.

           10.6                        *Amendment Agreement Relating to a Senior Notes Loan Subordination Agreement
                                       dated 14 December 2001, dated May 7, 2002, among Pool Acquisition
                                       Netherlands B.V., Sanitec International S.A., Sanitec Oy and Bayerische
                                       Hypo- und Vereinsbank AG, London




                                       Branch and The Bank of New York.

           10.7                        *Shareholder Loan Transfer and Assumption Agreement, dated May 6, 2002, among the investors named therein, Sanitec Oy, Sanitec International S.A.
                                       and Pool Acquisition S.A.

           10.8                        *Loan Facility Agreement, dated May 6, 2002, between Pool Acquisition S.A.
                                       and the investors named therein.

           10.9                        *Luxembourg Shareholder Loan Facility Agreement, dated May 6, 2002, between
                                       Sanitec International S.A. and Pool Acquisition S.A.

           10.10                       *Finnish Shareholder Loan Facility Agreement, dated May 6, 2002, between
                                       Sanitec Oy and Sanitec International S.A.

           10.11                       *PIK On-Loan Transfer and Assumption Agreement, dated May 6, 2002, among
                                       Pool Sub-Financing Helsinki Oy, Pool Financing Helsinki Oy, Sanitec Oy,
                                       Sanitec International S.A., Pool Acquisition S.A. and Bayerische Hypo- und
                                       Vereinsbank AG.

           10.12                       *PIK On-Loan Agreement I, dated, May 6, 2002, between Pool Acquisition S.A.
                                       and Sanitec International S.A.

           10.13                       *PIK On-Loan Agreement II, dated May 6, 2002, between Sanitec International
                                       S.A. and Sanitec Oy.

           10.14                      *Subordination Agreement, dated May 7, 2002, among Sanitec Oy, Pool
                                       Financing Helsinki Oy, Bayerische Hypo- und Vereinsbank AG, London Branch,
                                       Pool Sub-Financing Helsinki Oy, Pool Acquisition Netherlands, B.V., Pool
                                       Acquisition Luxembourg I S.A., Lux Newco II, German NewCo, The Bank of New
                                       York and Others.

           10.15                       *Senior Multicurrency Term Loan and Revolving Credit Facilities Agreement,
                                       dated as of April 26, 2001, by and among Pool Acquisition Helsinki Oy, Pool
                                       Financing Helsinki Oy, Bayerische Hypo- and Vereinsbank AG, as arranger and underwriter, Bayerische Hypo- und Vereinsbank AG, London Branch, as fronting bank, and Bayerische Hypo- und Vereinsbank AG, London Branch, as facility agent and security agent, among others, together with the amendments thereto.

           10.16                       *Deed of Pledge, dated May 7, 2002, between Sanitec International S.A. and the Bank of New York.

           10.17                       Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* Exhibits previously filed as exhibits to Sanitec International's registration statement on Form F-4, file no. 333-102846, filed on January 30, 2003, and incorporated herein by reference.

                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, we certify that we meet all of the requirements for filing on Form 20-F and have duly caused this Annual Report to be signed on our behalf by the undersigned, duly authorized officers.

                                       SANITEC INTERNATIONAL S.A.



                                       By:      /s/ Rainer S. Simon
                                                --------------------------------
                                       Name:    Rainer S. Simon
                                       Title:   Principal Executive Officer


                                       By:      /s/ Timo Lehto
                                                --------------------------------
                                       Name:    Timo Lehto
                                       Title:   Principal Financial Officer

Dated:   June 24, 2003

                                  CERTIFICATION

         I, Rainer S. Simon, certify that:

         1. I have reviewed this annual report on Form 20-F of Sanitec International S.A.;

         2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

         3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

         4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

         a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

         b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

         c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

         5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

         a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

         b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

         6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:  June 24, 2003

/s/ Rainer S. Simon
---------------------------
Rainer S. Simon
Principal Executive Officer

                                  CERTIFICATION

         I, Timo Lehto, certify that:

         1. I have reviewed this annual report on Form 20-F of Sanitec International S.A.;

         2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

         3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report ;

         4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

         a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

         b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

         c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

         5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

         a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

         b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

         6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:  June 24, 2003

/s/ Timo Lehto
---------------------------
Timo Lehto
Principal Financial Officer


                                       SANITEC INTERNATIONAL S.A.

                                     INDEX TO FINANCIAL STATEMENTS

                                                                                                           PAGE
                                                                                                           ----
SANITEC INTERNATIONAL S.A.*
     Independent Auditors' Report......................................................................     F-2
     Consolidated Statements of Operations of Sanitec Oyj for the year ended December 31, 2000 and the period from January 1, 2001 to June 7, 2001, Consolidated Statement of Operations of Pool
         Acquisition Netherlands, B.V. for the period from June 8, 2001 to December 31, 2001 and
         Consolidated Statement of Operations of Sanitec International S.A. for the year ended December
         31, 2002......................................................................................     F-3
     Consolidated Balance Sheets of Sanitec Oyj as of December 31, 2000 and June 7, 2001, Consolidated
         Balance Sheet of Pool Acquisition Netherlands, B.V. as of December 31, 2001 and Consolidated
         Balance Sheet of Sanitec International S.A. as of December 31, 2002...........................     F-4
     Consolidated Statements of Cash Flows of Sanitec Oyj for the year ended December 31, 2000, and the period from January 1, 2001 to June 7, 2001, Consolidated Statements of Cash Flows of Pool
         Acquisition Netherlands, B.V. for the period from June 8, 2001 to December 31, 2001 and
         Consolidated Statements of Cash Flows of Sanitec International S.A. for the year ended
         December 31, 2002.............................................................................     F-6
     Notes to the Consolidated Financial Statements....................................................     F-7

SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY*
     Independent Auditors' Report......................................................................    F-74
     Consolidated Statements of Operations of Sanitec Oyj for the year ended December 31, 2000 and the period from January 1, 2001 to June 7, 2001, and Consolidated Statement of Operations of
         Sanitec Oy, formerly Pool Acquisition Helsinki Oy, for the period from June 8, 2001 to
         December 31, 2001 and for the year ended December 31, 2002....................................    F-75
     Consolidated Balance Sheets of Sanitec Oyj as of December 31, 2000 and June 7, 2001, and
         Consolidated Balance Sheet of Sanitec Oy, formerly Pool Acquisition Helsinki Oy, as of
         December 31, 2001 and as of December 31, 2002.................................................    F-76
     Consolidated Statements of Cash Flows of Sanitec Oyj for the year ended December 31, 2000, and the period from January 1, 2001 to June 7, 2001, and Consolidated Statements of Cash Flows of
         Sanitec Oy, formerly Pool Acquisition Helsinki Oy, for the period from June 8, 2001 to
         December 31, 2001 and for the year ended December 31, 2002....................................    F-78
     Notes to the Consolidated Financial Statements....................................................    F-79


--------
* Sanitec International S.A., the issuer of the notes, was a dormant company incorporated on May 8, 2001 and was activated to issue the original notes. Pool Acquisition Netherlands B.V. was a wholly-owned subsidiary of Sanitec International S.A. until it was liquidated on November 28, 2002. Sanitec Oy was a wholly-owned subsidiary of Pool Acquisition Netherlands B.V. until November 28, 2002 and now is a wholly-owned subsidiary of Sanitec International S.A. Sanitec Oy was formerly known as Pool Acquisition Helsinki Oy. Pool Acquisition Helsinki Oy merged with Sanitec Oyj and changed its name to Sanitec Oy on March 31, 2002.

                           SANITEC INTERNATIONAL S.A.

                          INDEPENDENT AUDITOR'S REPORT


To the Shareholders and Board of Directors of Sanitec Oyj and Sanitec International S.A.

We have audited the accompanying consolidated balance sheets of Sanitec Oyj and subsidiaries ("Sanitec") as of December 31, 2000, and June 7, 2001 and the consolidated balance sheets of Sanitec International S.A. and subsidiaries ("the Group", formerly Pool Acquisition Netherlands B.V.) as of December 31, 2001 and December 31, 2002 and the related consolidated profit and loss accounts and consolidated cash flow statements of Sanitec for the year ended December 31, 2000 and the period from January 1, 2001 to June 7, 2001 and of the Group for the period from June 8, 2001 to December 31, 2001 and for the year ended December 31, 2002. These consolidated financial statements are the responsibility of Sanitec's and the Group's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Finland and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sanitec as of December 31, 2000 and June 7, 2001 and of the Group as of December 31, 2001 and December 31, 2002, and the results of operations and cash flows of Sanitec for the year ended December 31, 2000, and the period from January 1, 2001 to June 7, 2001 and for the Group for the period from June 8, 2001 to December 31, 2001 and for the year ended December 31, 2002 in conformity with accounting principles generally accepted in Finland.

Accounting principles generally accepted in Finland vary in certain significant respects from accounting principles generally accepted in the United States of America. Application of accounting principles generally accepted in the United States of America would have affected results of operations of Sanitec for the year ended December 31, 2000 and the period from January 1, 2001 to June 7, 2001 and of the Group for the period from June 8, 2001 to December 31, 2001 and for the year ended December 31, 2002 and shareholders' equity of Sanitec as of December 31, 2000, and June 7, 2001 and of the Group as of December 31, 2001 and as of December 31, 2002 to the extent summarized in Notes 23 and 24 to the consolidated financial statements.

Helsinki, Finland

April 28, 2003, except for Notes 23 and 24 which are as of June 12, 2003.

KPMG WIDERI OY AB



Sixten Nyman
AUTHORIZED PUBLIC ACCOUNTANT


                                                 SANITEC INTERNATIONAL S.A.

                                            CONSOLIDATED STATEMENTS OF OPERATIONS

                                (AMOUNTS IN MILLIONS OF EURO EXCEPT PER SHARE AND SHARE DATA)

                                                                 PREDECESSOR                          SUCCESSOR
                                                                 -----------                          ---------
                                                                                                                 SANITEC
                                                                                          POOL ACQUISITION    INTERNATIONAL
                                                                 SANITEC OYJ              NETHERLANDS B.V.         S.A.
                                                                 -----------              ----------------         ----
                                                                          PERIOD FROM      PERIOD FROM
                                                          YEAR ENDED      JANUARY 1 -        JUNE 8 -          YEAR ENDED
                                                           DECEMBER 31,      JUNE 7,       DECEMBER 31,       DECEMBER 31,
                                               NOTES         2000             2001            2001               2002
                                               -----         ----             ----            ----               ----
Net sales ...................................    2             877.3           446.9        547.6             985.4
Other operating income.......................    4               6.6             3.1          8.6               7.5
Operating Expenses:
    Cost of products sold--materials and
       consumables...........................                 (265.0)         (130.3)      (176.4)           (308.8)
    Personnel................................    5            (268.6)         (137.8)      (166.4)           (299.5)
    Outside services.........................                  (80.6)          (42.0)       (52.3)            (94.6)
    Depreciation and amortization............    2, 6          (50.5)          (25.7)       (51.0)            (95.5)
    Other operating expenses.................                 (139.7)          (83.8)       (71.6)           (142.4)
                                                              ------          ------       ------            ------
Operating profit.............................                   79.5            30.4         38.5              52.1
Other income (expenses):
Equity in income (loss) of associated
    companies................................                   (3.8)           (0.5)         0.8               0.5
Other income and expenses, net...............    7             (11.4)           (6.7)       (40.8)           (100.4)
                                                              ------          ------       ------            ------
Income (loss) before income taxes, minority
    interests, and extraordinary items ......                   64.3            23.2         (1.5)            (47.8)
Income taxes.................................    9             (24.9)           (8.5)       (13.2)            (26.4)
Minority interests...........................                   (0.2)            --          (0.2)             (0.6)
                                                              ------          ------       ------            ------
Income (loss) before extraordinary items.....                   39.2            14.7        (14.9)            (74.8)
Extraordinary items..........................    8               --             (1.4)        (2.3)              --
                                                              ------          ------       ------            ------
Net income (loss)............................                   39.2            13.3        (17.2)            (74.8)
                                                              ======          ======       ======            ======
Basic and diluted earnings per share
    from continuing operations before
    extraordinary items......................                    0.6             0.2          n/a               n/a
                                                              ======          ======       ======            ======
Effect of extraordinary items................                    --              --           n/a               n/a
                                                              ------          ------       ------            ------
Basic and diluted earnings per share.........                    0.6             0.2          n/a               n/a
                                                              ======          ======       ======            ======
Weighted average number of shares (1,000)....               62,209          62,209            n/a               n/a
                                                              ======          ======       ======            ======


        See accompanying notes to the consolidated financial statements.


                                                      SANITEC INTERNATIONAL S.A.

                                                      CONSOLIDATED BALANCE SHEETS

                                                    (AMOUNTS IN MILLIONS OF EURO)

                                                                     PREDECESSOR                       SUCCESSOR
                                                                     -----------                       ---------
                                                                                                 POOL
                                                                                             ACQUISITION        SANITEC
                                                                                             NETHERLANDS     INTERNATIONAL
                                                                     SANITEC OYJ                 B.V.             S.A.
                                                                     -----------                 ----             ----
                                                                  AT                              AT               AT
                                                             DECEMBER 31,         AT         DECEMBER 31,     DECEMBER 31,
                                                   NOTES         2000        JUNE 7, 2001        2001             2002
                                                   -----         ----        ------------        ----             ----

ASSETS
Fixed assets and other long-term investments        10
Intangible assets, net:
    Goodwill.................................                     133.5            186.3          769.6           721.5
    Other intangible assets..................                       7.2              9.7           31.6            45.1
                                                                  -----            -----        -------         -------
                                                                  140.7            196.0          801.2           766.6
                                                                  -----            -----        -------         -------

Property, plant and equipment, net                 2, 10
    Land.....................................                      37.2             54.0           52.5            73.1
    Buildings................................                      82.6             99.5           97.1           111.0
    Machinery and equipment..................                     100.8            121.1          104.7           100.9
    Other tangible assets....................                       6.4              6.1            6.7             6.2
    Advances paid and construction in progress                     10.8             17.7           15.8            11.2
                                                                  -----            -----        -------         -------
                                                                  237.8            298.4          276.8           302.4
                                                                  -----            -----        -------         -------

Long-term investments and receivables              10, 19
    Investment securities....................                       1.0              1.3            1.0             0.8
    Other receivables........................                       6.4              8.1            9.6             9.2
                                                                  -----            -----        -------         -------
                                                                    7.4              9.4           10.6            10.0
                                                                  -----            -----        -------         -------

Investments in associated companies..........        10            39.3             42.5           41.7            33.8
                                                                  -----            -----        -------         -------
Total fixed assets and other long-term
    investments..............................                     425.2            546.3        1,130.3         1,112.8
                                                                  -----            -----        -------         -------

Current assets:
Inventories:
    Finished goods...........................                      69.4             91.9           85.8            78.2
    Work in progress.........................                      15.5             20.6           17.3            21.9
    Raw material.............................                      50.3             61.9           58.9            56.5
                                                                  -----            -----        -------         -------
                                                                  135.2            174.4          162.0           156.6
                                                                  -----            -----        -------         -------

Trade accounts receivable....................                     148.8            201.1          161.1           154.5
Loans receivable.............................        19             3.9              1.5            6.4             6.0
Prepaid expenses and accrued income..........        11            29.7             36.2           41.4            22.1
Deferred tax assets..........................        9              4.7              5.3            5.5            --
Other current assets.........................                      15.4              9.1           16.2            14.4
Cash and cash equivalents....................        19            17.7             21.1           68.0            34.6
                                                                  -----            -----        -------         -------
                                                                  220.2            274.3          298.6           231.6
                                                                  -----            -----        -------         -------
Total current assets.........................                     355.4            448.7          460.6           388.2
                                                                  -----            -----        -------         -------

TOTAL ASSETS.................................                     780.6            995.0        1,590.9         1,501.0
                                                                  =====            =====        =======         =======



        See accompanying notes to the consolidated financial statements.




                                                 SANITEC INTERNATIONAL S.A.

                                                 CONSOLIDATED BALANCE SHEETS

                                                (AMOUNTS IN MILLIONS OF EURO)

                                                                    PREDECESSOR                        SUCCESSOR
                                                                    -----------                        ---------
                                                                                                                  SANITEC
                                                                                           POOL ACQUISITION    INTERNATIONAL
                                                                    SANITEC OYJ            NETHERLANDS B.V.        S.A.
                                                                    -----------            ----------------        ----
                                                                  AT             AT           AT                  AT
                                                             DECEMBER 31,      JUNE 7,      DECEMBER 31,       DECEMBER 31,
                                                   NOTES         2000           2001           2001               2002
                                                   -----         ----           ----           ----               ----

SHAREHOLDERS' EQUITY AND LIABILITIES
    Shareholders' equity:                            12
    Share capital............................                   64.9             64.9            30.0                10.0
    Share premium funds......................                   90.5             90.5           120.0               140.1
    Other reserves...........................                   19.7             25.3             0.2                (9.6)
    Retained earnings (deficit)..............                  152.6            181.4            (1.1)              (25.0)
    Net income (loss) for the period.........                   39.2             13.3           (17.2)              (74.8)
                                                               -----            -----         -------             -------
Total shareholders' equity...................                  366.9            375.4           131.9                40.7
                                                               -----            -----         -------             -------

Minority interests...........................                    3.9              3.5             3.8                 3.2
                                                               -----            -----         -------             -------

Provisions...................................        13         66.4             66.0            99.0                94.1
                                                               -----            -----         -------             -------

Non-current liabilities:
    Long-term debt, excluding current
    installments.............................        14         70.2            149.5           731.9               719.6
    Shareholder loans and subordinated loans.        14         --               --             372.2               405.0
    Deferred tax liabilities.................        9          --               --              --                   7.9
                                                               -----            -----         -------             -------
                                                                70.2            149.5         1,104.1             1,132.5
                                                               -----            -----         -------             -------

Current liabilities:
    Current debt.............................      14, 19       95.8            154.9            14.8                 4.9
    Current installments of long-term debt...      14, 19        5.0             25.6            18.1                26.1
    Trade accounts payable...................                   72.5             96.7            91.1                92.5
    Accrued expenses and deferred income.....        15         86.6             91.7           108.4                94.6
    Other current liabilities................                   13.3             31.7            19.7                12.4
                                                               -----            -----         -------             -------
                                                               273.2            400.6           252.1               230.5
                                                               -----            -----         -------             -------
Total liabilities............................                  343.4            550.1         1,356.2             1,363.0
                                                               -----            -----         -------             -------

TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES...                  780.6            995.0         1,590.9             1,501.0
                                                               =====            =====         =======             =======



        See accompanying notes to the consolidated financial statements.


                                                   SANITEC INTERNATIONAL S.A.

                                                CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                    (AMOUNTS IN MILLIONS OF EURO)

                                                                         PREDECESSOR                          SUCCESSOR
                                                                         -----------                          ---------
                                                                                                                         SANITEC
                                                                                                 POOL ACQUISITION    INTERNATIONAL
                                                                        SANITEC OYJ              NETHERLANDS B.V.         S.A.
                                                                        -----------              ----------------         ----
                                                                                 PERIOD FROM      PERIOD FROM
                                                                 YEAR ENDED      JANUARY 1 -        JUNE 8 -          YEAR ENDED
                                                                 DECEMBER 31,      JUNE 7,       DECEMBER 31,       DECEMBER 31,
                                                                    2000             2001            2001               2002
                                                                    ----             ----            ----               ----

CASH FLOW FROM OPERATING ACTIVITIES:
   Operating profit........................................             79.5             30.4             38.5               52.1
   Intangible assets, property, plant and equipment, net
     Depreciation, amortization and writedown..............             50.5             25.7             51.0               95.5
     Selling profit/(loss) of fixed assets.................             (0.6)            (0.2)            (1.8)               0.5
                                                                       -----              ---             ----              -----
   Cash flow before working capital changes................            129.4             55.9             87.7              148.1
                                                                       -----              ---             ----              -----
   Changes in working capital
     Current assets, non-interest bearing, (increase)/decrease         (25.1)           (20.6)            33.6                1.0
     Inventories, (increase)/decrease......................             (4.9)           (19.0)             6.7                1.5
   Current liabilities, non-interest bearing,
   increase/(decrease).....................................              9.8              3.1            (15.6)             (36.0)
                                                                       -----              ---             ----              -----
                                                                       (20.2)           (36.5)            24.7              (33.5)
                                                                       -----              ---             ----              -----
Cash flow from operating  activities  before financial items and
taxes                                                                  109.2             19.4            112.4              114.6

   Interest expenses paid..................................            (15.2)            (8.5)           (40.0)             (66.5)
   Interest income received................................              4.6              1.8              3.7                4.3
   Other financial items received and paid.................            (12.5)             2.4             (6.8)               1.4
   Income taxes paid.......................................            (38.6)            (5.8)            (4.3)             (14.7)
                                                                       -----              ---             ----              -----
   CASH FLOW FROM OPERATING ACTIVITIES (A).................             47.5              9.3             65.0               39.1
                                                                       =====              ===             ====              =====
CASH FLOW FROM INVESTING ACTIVITIES:
   Acquisitions............................................             (4.4)          (137.4)          (904.8)              --
   Investments in shares...................................             (8.5)            --               --                 --
   Investments in other tangible and intangible assets.....            (44.7)           (22.0)           (52.4)             (63.7)1
   Proceeds from sale of tangible and intangible assets....             45.6              0.4              1.6                5.4
   Loan receivables, (increase)/decrease...................             --               --               --                 --
                                                                       -----              ---             ----              -----
   CASH FLOW FROM INVESTING ACTIVITIES (B).................            (12.0)          (159.0)          (955.6)             (58.3)
                                                                       =====              ===             ====              =====
CASH FLOW FROM FINANCING ACTIVITIES:
   Issuance of share capital...............................             --               --               30.0               --
   Issue premium...........................................             --               --              120.0               --
   Loan receivables, (increase)/decrease...................             18.4              1.4             (1.7)              (0.3)
   Current loans, increase/(decrease)......................             (6.3)            46.1           (123.4)              (9.7)
   New long term loans.....................................             --              125.4            994.1              280.2
   Repayment of long term loans............................            (48.6)            (2.6)           (66.0)            (283.9)
   Dividends paid..........................................            (14.3)           (13.6)            --                 (1.2)
   Other changes, including exchange rates changes.........              2.2             (3.8)             5.6                0.8
                                                                       -----              ---             ----              -----
   CASH FLOW FROM FINANCING ACTIVITIES (C).................            (48.6)           152.9            958.6              (14.1)
                                                                       =====             ====            =====             ======
CHANGE IN CASH AND CASH EQUIVALENTS (A+B+C),
   INCREASE/(DECREASE).....................................            (13.1)             3.2             68.0              (33.3)
                                                                       -----              ---             ----              -----
Cash and cash equivalents at the beginning of a period.....             30.8             17.9             --                 67.9
                                                                       -----              ---             ----              -----
Cash and cash equivalents at the end of period.............             17.7             21.1             68.0               34.6
                                                                       =====             ====            =====             ======
RECONCILIATION OF CASH AND CASH EQUIVALENTS:
As previously reported for 2000, 2001 and 2002.............             30.8             17.7             --                 68.0
Foreign exchange adjustment................................             --                0.2             --                 (0.1)
                                                                       -----              ---             ----              -----
Cash and cash equivalents at beginning of period...........             30.8             17.9             --                 67.9
                                                                       -----              ---             ----              -----
Change in cash and cash equivalents........................            (13.1)             3.2             68.0              (33.3)
                                                                       -----              ---             ----              -----
CASH AND CASH EQUIVALENTS AT END OF PERIOD.................             17.7             21.1             68.0               34.6
                                                                       =====             ====            =====             ======

----------
     The impact of changes in exchange rates on consolidation has been eliminated.
(1) EUR23.8 million relates to refinancing costs of Junior loan into the High Yield Senior notes and other capitalized debt issuance costs. EUR
     3.8 million refers to the buy out of Sanitec's minority shareholders.


        See accompanying notes to the consolidated financial statements.

                           SANITEC INTERNATIONAL S.A.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A)   DESCRIPTION OF BUSINESS

     Sanitec International S.A. (the "Group" and "Successor") is a multinational group headquartered in Helsinki, Finland and Hamburg, Germany engaged in the production of bathroom ceramics, bath and shower products and vacuum sewage systems. The Group's sales and production network operates throughout Europe, and its vacuum sewage systems business is global. Net sales of 94% of the Group were generated in Europe and 6% throughout the rest of the world. In 2002, net sales were distributed as follows: bathroom ceramics-63%, bath and shower products-30%, and vacuum sewage systems ("EVAC")-7%. The Group's raw materials are readily available and the Group is not dependent on any single supplier.

B)   BASIS OF PREPARATION

     The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in Finland ("Finnish GAAP"). Finnish GAAP differs in certain significant respects from accounting principles generally accepted in the United States ("US GAAP"). Application of US GAAP would have affected shareholders' equity and net income to the extent summarized in note 23. The preparation of the consolidated financial statements in conformity with Finnish GAAP requires the Group's management to make a number of estimates and assumptions relating to the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant items subject to such estimates and assumptions include the carrying amount of intangible assets, property, plant and equipment; valuation allowances for receivables, inventories and deferred income tax assets; valuation of derivative instruments; and assets and obligations related to employee benefits. Actual results could differ from those estimates.

C)   PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the financial statements of Sanitec International S.A., a company registered in Luxembourg, and its wholly and over 50% owned subsidiaries, collectively the "Group". Sanitec International S.A. is a 100% owned subsidiary of Sanitec International AG, a company registered in Germany. Sanitec International AG is a 93.33% owned subsidiary of Pool Acquisition S.A., a company registered in Luxembourg. Pool Acquisition S.A. has no operating assets or income.

     Sanitec Oy, formerly Pool Acquisition Helsinki Oy, was formed by funds advised by BC Partners in order to acquire Sanitec Oyj, which was a publicly listed company on the Helsinki Exchanges. On June 7, 2001, Sanitec Oyj (the "Predecessor") was acquired by Sanitec Oy, formerly Pool Acquisition Helsinki Oy. On November 14, 2001, the total share capital of Sanitec Oy, formerly Pool Acquisition Helsinki Oy, was transferred as contribution in kind to Pool Acquisition Netherlands B.V. On March 31, 2002 Sanitec Oyj was merged with Pool Acquisition Helsinki Oy, which changed its name to Sanitec Oy as of the same date.

     Sanitec International S.A. was incorporated on May 8, 2001 and was dormant until activated to issue the EUR260 million Senior Notes in May 2002. The shares of Pool Acquisition Netherlands B.V. were transferred to Sanitec International S.A. as contribution in kind on April 3, 2002. Pool Acquisition Netherlands B.V. was liquidated in November 2002.

                           SANITEC INTERNATIONAL S.A.

     Sanitec International S.A. and Sanitec Oy, formerly Pool Acquisition Helsinki Oy, are members of the Group under common control of Pool Acquisition S.A., the parent company. The results of operations and cash flows attributable to Sanitec Oyj have been included in the consolidated financial statements of the Group from June 8, 2001.

     The acquisition of Sanitec Oyj was accounted for as a purchase business combination. Restructuring provisions related to the Group management's plans for the Sanitec acquisition are included as a component of goodwill.

     The consolidated financial statements for the year ended December 31, 2000 and the period ended June 7, 2001 present on a historical cost basis the assets, liabilities, revenues and expenses of the Predecessor prior to the completion of the acquisition. Accordingly, the accompanying financial statements of the Predecessor and the Group are not comparable in all material respects, since the Group's financial position, results of operations and cash flows use a new accounting basis.

     All significant intercompany balances and transactions have been eliminated in consolidation. Sphinx Technical Ceramics B.V., a wholly owned subsidiary of the Group, whose ownership was intended to be temporary is excluded from consolidation because it was acquired to be disposed of subsequent to its acquisition.

     Investments in the common stock of associated companies, in which the Group owns between a 20% and 50% interest, including 50% owned joint ventures, are accounted for by the equity method.

     Minority interests are presented separately on the balance sheet. Results related to minority interests are presented on the income statement as a separate item, net of tax.

D)   TRANSACTIONS DENOMINATED IN FOREIGN CURRENCIES

     The financial statements of the Group's subsidiaries are measured using the Euro as the functional currency. The assets and liabilities of the Group's operations are translated into Euro at the current exchange rate prevailing at the balance sheet date and revenues and expenses are translated at the average exchange rate for the financial period. Gains and losses from exchange rate differences arising from translations are recorded directly to retained earnings and other equity, net of exchange rate differences arising on equity hedges of currency borrowings and forward contracts.

     Transactions denominated in non-Euro currencies are recorded at the exchange rate prevailing at the date of the transaction. At the end of the accounting period assets and liabilities denominated in non-Euro currencies are translated at the exchange rate prevailing at the balance sheet date. Gains and losses that arise from exchange rate fluctuations on transactions and assets and liabilities denominated in non-Euro currencies are included in the results of operations.

E)   DERIVATIVE FINANCIAL INSTRUMENTS

     The business operations of the Group give rise to certain exposure to risks related to interest rates and non-Euro currency. These risks are managed to minimize their impact on the Group's profitability and financial position.

     The Group considers its derivative financial instruments to be a hedge when certain criteria are met.

                           SANITEC INTERNATIONAL S.A.

     For a non-Euro currency derivative instrument to qualify as a hedge, the instrument must be related to a non-Euro currency asset, liability, or commitment, or a portfolio of assets, liabilities and commitments, the characteristics of which have been identified; involve the same currency as the hedged item; and reduce the exposure to the risk of non-Euro currency exchange movements on the Group's operations.

     For an interest rate derivative instrument to qualify as a hedge, the instrument must be related to an asset or a liability, or to a portfolio of assets and liabilities; and must change the character of the interest rate by converting a variable rate to a fixed rate or by converting a fixed rate to a variable rate.

     The Group does not use derivative financial instruments for speculative purposes.

FORWARD EXCHANGE CONTRACTS AND CURRENCY SWAPS

     Gains and losses on forward exchange contracts and currency swaps that are designated and effective as hedges are deferred and recognized in income or as adjustments of carrying amounts when the hedged transaction occurs. The interest component determined at the inception of the contract is accrued as interest income and expense over the contract term.

INTEREST RATE SWAPS

     Interest rate swaps that are designated as cash flow hedges of debt obligations are accounted for on an accrual basis. That is, the interest payable and interest receivable under the swap terms are accrued and recorded as an adjustment to the interest expense of the designated liability.

     Amounts due from and payable to the counterparties of interest rate swaps are recorded on an accrual basis at each reporting date based on amounts calculated by reference to the respective interest rate swap contracts. Realized gains and losses that occur from the early termination or expiration of contracts are recorded in income over the remaining period of the original swap agreement.

INTEREST RATE AND FOREIGN CURRENCY OPTIONS

     Gains and losses on interest rate and foreign currency options that are designated and effective as hedges are deferred and recognized in income or as adjustments of carrying amounts when the hedged transactions occur. Option premiums are recorded as either an asset or a liability and amortized over the life of the option.

F)   REVENUE RECOGNITION

     The Group recognizes revenue from product sales upon shipment, when the customer takes ownership and when the customer assumes the risk of loss. Generally, revenue is recognized based on the shipping terms at either the shipping point, if the terms are free on board ("F.O.B.") shipping point, or upon delivery, if the terms are F.O.B. destination point. The majority of the Group's sales are F.O.B. shipping point. There is no deferred income recorded for the Predecessor as of December 31, 2000 or June 7, 2001 or the Group as of December 31, 2001 or December 31, 2002.

     Net sales consist of gross sales revenues reduced by certain items including indirect sales taxes and sales discounts. The Group estimates and records provisions for cash discounts, quantity rebates,

                           SANITEC INTERNATIONAL S.A.

sales returns and allowances and original warranties in the period the sale is reported based on its experience.

G)   CASH AND CASH EQUIVALENTS

     Cash and cash equivalents consist of cash on hand and balances with banks and highly liquid short-term investments. For purposes of the consolidated statement of cash flows, the Group considers all highly liquid investments to be cash equivalents. As of December 31, 2000, cash equivalents held by the Predecessor, amounting to EUR1.3 million, were restricted for use by the Group due to the liquidation of a subsidiary. As of December 31, 2001, the Group held cash equivalents of EUR22.9 million which are restricted to acquisition related payments. As of December 31, 2002 there were no restrictions related to cash and cash equivalents.

H)   ACCOUNTS RECEIVABLE

     Accounts receivables are recorded at historical cost, less a provision for doubtful accounts. Management considers current information and events regarding the debtors' ability to repay their obligations, and makes a provision against amounts due when it is probable that the full amount will not be collected. Changes in the level of provision are recorded as bad debt expense.

I)   IMPAIRMENT OF NON-CURRENT ASSETS

     Impairment of goodwill, property, plant and equipment and other non-current assets is recognized if the estimated future revenue generated by the non-current asset is expected to be permanently lower than the historical cost, net of depreciation. The amount of impairment is calculated as the difference between the estimated future revenue generated and the historical cost, net of depreciation and recorded as an expense. Non-current assets may be revalued upwards to recover amounts previously recorded as impairment.

J)   INVENTORIES

     Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out method or average cost method for finished goods and the average cost method for raw materials. Cost includes direct manufacturing, labor and materials, variable overhead and full absorption of manufacturing overhead. Costs associated with assets produced for internal use are capitalized and depreciated over their estimated useful lives.

K)   GOODWILL AND OTHER INTANGIBLE ASSETS

     Goodwill, which represents the excess of purchase price over the fair value of certain net assets acquired, is amortized on a straight-line basis over the periods expected to benefit, generally 20 years. Other intangible assets include patents and license rights, computer software, leasehold improvements and are amortized over 3 to 10 years.

     Internally developed intangible assets are generally expensed when incurred, while intangible assets acquired from others are capitalized. For non-material intangible assets acquired from others it is allowed to expense the costs when incurred.

                           SANITEC INTERNATIONAL S.A.

     Costs attributable to development of computer software are either capitalized or expensed when incurred using the following principles:

o costs incurred during the preliminary planning and evaluation phase are expensed when incurred;

o costs incurred during the application development stage are capitalized and amortized over the useful economic life of the asset; and

o costs incurred after the completion of the application development stage and those incurred during the operation stage are expensed when incurred.

     For non-material software development costs incurred during the application development stage are allowed to be expensed when incurred.

L)   DEBT ISSUANCE COSTS

     Costs related to the issuance of debt are capitalized under other intangible assets and amortized generally on a straight-line basis over the lives of the related debt.

M)   FIXED ASSETS AND DEPRECIATION

     Property, plant and equipment is stated at cost less accumulated depreciation. Interest expense related to major investment projects in Poland has been capitalized.

     Depreciation on plant and equipment is calculated using the straight-line method over the estimated useful lives of the assets according to plan as follows:

     Buildings..........................         20-30 years
     Machinery and equipment............          3-15 years

N)   INVESTMENTS IN MARKETABLE SECURITIES

     Investment securities held as short-term investments are recorded at the lower of cost or market value. Investments, which are considered long-term, are recorded at the lower of cost or market value, if the value adjustment is considered permanent.

O)   OTHER CURRENT ASSETS

     Other current assets consist of prepayments of insurance premiums, income and other taxes, rental payments and other financial items such as interest income receivable.

P)   RESEARCH AND DEVELOPMENT

     Research and development costs are expensed as incurred. Research and development costs amounted to EUR16.6 million for the year ended December 31, 2000, EUR9.3 million and EUR11.0 million for the periods from January 1, 2001 through June 7, 2001 and June 8, 2001 through December 31, 2001, respectively, and EUR19.8 million for the year ended December 31, 2002.

                           SANITEC INTERNATIONAL S.A.

Q)   WARRANTY COSTS

     The Group's warranty policy provides for coverage of certain products. The Group's policy is to accrue the estimated cost of warranty coverage at the date the sale is recorded. The estimated liability is included as a current liability. Changes in the warranty liability are charged against earnings for the period.

R)   LEASING

     The Group leases certain property and equipment under various operating and capital lease arrangements. Leases are classified and accounted for as capital leases if substantially all the benefits of ownership have been transferred to the lessee. Significant financial leasing items are capitalized as fixed assets.

S)   INCOME TAXES

     Income taxes consist of current and deferred taxes. Current taxes include taxes of consolidated subsidiaries for the year calculated in accordance with local regulations, as well as adjustments to prior year tax accruals and deferred taxes.

     Deferred tax liabilities or assets are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax liabilities are recognized regardless of the likelihood of reversal of such amounts and deferred tax assets are reduced by a valuation allowance to the amount that is probable to be realized.

T)   STOCK-BASED COMPENSATION

     The Group does not account for stock-based compensation, as it is not required under Finnish GAAP.

U)   PENSION ARRANGEMENTS

     Statutory and supplementary pension obligations in Finland are covered through a compulsory pension insurance policy. Payments to pension insurance institutions are recorded in amounts determined by the insurance institutions according to certain prescribed actuarial assumptions and other rulings pursuant to the Finnish Employees' Act. Group companies outside of Finland have pension obligations arranged and pension liabilities recorded in accordance with the local regulations and practice. Changes in uncovered pension obligations are recorded as an expense in the income statement and the related pension liability is included as a provision or liability in the balance sheet.

V)   OTHER OPERATING INCOME AND EXPENSES

     Other operating income includes income from outside ordinary business activities, such as rental income and gains from the sale of fixed assets and other long-term investments.

     Other operating expenses include expenses not directly related to production, such as expenses for marketing efforts, research and development, and other expenses related to general administration.

                           SANITEC INTERNATIONAL S.A.

Additionally, losses from the disposition of fixed assets and other long-term investments are included within other operating expenses.

W)   PROVISIONS

     Provisions in the balance sheet include those items, which the Group is obliged to pay, future realization is probable, and the amount can reasonably be estimated, such as uncovered pension liabilities and restructuring expenses. Changes to provisions, excluding restructuring provisions that are a component of goodwill, are included in the income statement.

X)   EXTRAORDINARY INCOME AND EXPENSES

     Extraordinary income and expenses are presented on a gross basis and include items, which are outside of the ordinary activities of the Group, such as items arising from divestments of operations.

Y)   APPROPRIATIONS

     Appropriations comprise voluntary provisions and the temporary differences related to the depreciation of the tax basis as compared to the book basis of fixed assets. Accumulated appropriations are divided into tax liability and shareholders' equity. The change in appropriations, net of the tax liability, is included in the earnings for the year. The amount of appropriations recorded in shareholders' equity is not distributable in the Predecessor according to the Finnish Companies Act.

Z)   DIVIDENDS

     Dividends proposed by the Board of Directors are not recorded in the consolidated financial statements until they have been approved by the Annual General Meeting. The Group did not declare dividends for the year 2001 and the year 2002 and does not anticipate doing so in the near future.

AA)  CONSOLIDATED STATEMENT OF CASH FLOWS

     The consolidated statement of cash flows is prepared in accordance with Finnish GAAP using International Accounting Standards (IAS) No. 7, "CASH FLOW STATEMENTS", as amended.

                           SANITEC INTERNATIONAL S.A.

2.   BUSINESS SEGMENT AND GEOGRAPHIC AREA DATA

     BUSINESS SEGMENT

     The Group and the Predecessor have three business segments: bathroom ceramics, bath and shower products, and vacuum sewage systems ("EVAC").

     The bathroom ceramics business segment produces washbasins, pedestals, vanity tops, toilets, urinals, bidets and bathroom accessories made of ceramics. The business segment is comprised of nine business units, all based in Europe that produce bathroom ceramics.

     The bath and shower products business segment produces whirlpools, spas, bathtubs, shower enclosures, shower systems and shower trays. The business segment is comprised of six business units, all based in Europe, that produce bath and shower products.

     The vacuum sewage systems business segment markets, through one business unit, vacuum sewage systems for aircraft, marine vessels, trains and buildings that are tailored to the needs of its customers. As the only producer of vacuum systems in these four sectors, EVAC has little competition. EVAC operates in Europe, North and South America and Asia.

     Each of the business segments sells products to other business segments of the Group and its Predecessor on an arms-length basis.

     The presentation of the Group and its Predecessor's business segments is based on business area reporting. Business area reporting is carried out quarterly and used by the Chief Operating Decision Maker of the Group and its Predecessor, to evaluate the business segment performance and decide how to allocate resources to the business segments.

     A business unit is comprised of legal entities of the Group and its Predecessor. A business unit may belong to either one business segment or to both the bathroom ceramics and bath and shower products business segments. If a business unit belongs to more than one business segment and the information systems of the business unit do not fully support the business segment allocation, a rational and consistent allocation method is used to calculate the allocation of the costs or operating capital employed based on a ratio percentage of the proportion of business segment sales to the total net sales of the Group and its Predecessor. If a legal entity does not belong to a specific business unit, a corresponding rational and consistent method, calculated on consolidated group level, is used to allocate net sales, costs or operating capital employed of the legal entity to business segments.

The inter-segment revenue calculation is based on the following assumptions:

o Inter-segment sales are recorded as such only when both the business unit seller and business unit buyer belong to one business segment that is different between the business unit seller and the business unit buyer.

o If either the business unit seller or the business unit buyer operates in more than one business segment and a portion of the business segment is the same between the business unit seller and the business unit buyer, then the sale is not recorded as inter-segment.

                           SANITEC INTERNATIONAL S.A.

     The accounting policies underlying the business segment data are the same as described in footnote 1 to the consolidated financial statements. Segment results for the Group and its Predecessor were as follows:



PREDECESSOR
-----------
                                                         BATH AND
SANITEC OYJ                               BATHROOM        SHOWER      VACUUM SEWAGE
DECEMBER 31, 2000                         CERAMICS       PRODUCTS        SYSTEMS       INTERSEGMENT        TOTAL
-----------------                         --------       --------        -------       ------------        -----
Total net sales.....................       526.8          264.8          88.1            (2.4)            877.3
Intersegment net sales..............        (1.9)          (0.5)          --              2.4              --
                                           -----          -----          ----                             -----
Net sales to external customers.....       524.9          264.3          88.1              --             877.3
Depreciation and amortization.......       (40.1)          (8.2)         (2.2)             --             (50.5)
Operating profit....................        50.6           22.2           6.7              --              79.5
Gross capital expenditure...........       (19.0)         (36.7)         (1.9)             --             (57.6)

Operating capital employed..........       384.8          129.3          38.9              --             553.0
Liabilities within operating capital
    employed........................         --             --            --               --             206.5
Interest bearing receivables........         --             --            --               --               3.4
Cash and bank balances..............         --             --            --               --              17.7
                                                                                                          -----
    Total assets....................                                                                      780.6
                                                                                                          =====

PREDECESSOR
-----------
                                                          BATH AND        VACUUM
SANITEC OYJ                                BATHROOM        SHOWER         SEWAGE
JANUARY 1 - JUNE 7, 2001                   CERAMICS       PRODUCTS        SYSTEMS      INTERSEGMENT        TOTAL
------------------------                   --------       --------        -------      ------------        -----
Total net sales.....................        279.5          132.3          36.4           (1.3)             446.9
Intersegment net sales..............         (1.0)          (0.3)          --             1.3                --
                                            -----          -----          ----           ----              -----
Net sales to external customers.....        278.5          132.0          36.4             --              446.9
Depreciation and amortization.......        (19.1)          (5.6)         (1.0)            --              (25.7)
Operating profit....................         18.5            9.7           2.2             --               30.4
Gross capital expenditure...........       (131.7)         (26.2)         (1.5)            --             (159.4)

Operating capital employed..........        520.3          170.2          40.5             --              731.0
Liabilities within operating capital
    employed........................          --             --            --              --              241.9
Interest bearing receivables........          --             --            --              --                1.0
Cash and bank balances..............          --             --            --              --               21.1
                                                                                                            ----
    Total assets....................                                                                       995.0
                                                                                                           =====

SUCCESSOR
---------
                                                         BATH AND
POOL ACQUISITION NETHERLANDS B.V.         BATHROOM        SHOWER      VACUUM SEWAGE
JUNE 8 - DECEMBER 31, 2001                CERAMICS       PRODUCTS        SYSTEMS       INTERSEGMENT        TOTAL
--------------------------                --------       --------        -------       ------------        -----
Total net sales.....................         333.1         163.3         52.7              (1.5)          547.6
Intersegment net sales..............          (1.1)         (0.4)         --                1.5             --
                                             -----         -----         ----               ---           -----
Net sales to external customers.....         332.0         162.9         52.7               --            547.6
Depreciation and amortization.......         (37.4)        (11.3)        (2.3)              --            (51.0)
Operating profit....................          17.4          14.8          6.3               --             38.5
Gross capital expenditure...........        (678.5)       (232.2)       (46.5)              --           (957.2)

Operating capital employed..........         849.4         307.8         66.7               --          1,223.9
Liabilities within operating capital
    employed........................          --            --           --                 --            293.0
Interest bearing receivables........          --            --           --                 --              6.0
Cash and bank balances..............          --            --           --                 --             68.0
                                                                                                           ----
    Total assets....................                                                                    1,590.9
                                                                                                        =======

                           SANITEC INTERNATIONAL S.A.


SUCCESSOR
---------
                                                         BATH AND
SANITEC INTERNATIONAL S.A.                BATHROOM        SHOWER      VACUUM SEWAGE
JANUARY 1 - DECEMBER 31, 2002             CERAMICS       PRODUCTS        SYSTEMS       INTERSEGMENT        TOTAL
-----------------------------             --------       --------        -------       ------------        -----
Total net sales.....................        622.0          294.2            72.1           (2.9)            985.4
Intersegment net sales..............         (2.3)          (0.6)           --              2.9              --
                                            -----          -----            ----           ----             -----
Net sales to external customers.....        619.7          293.6            72.1           --               985.4
Depreciation and amortization.......        (64.7)         (28.1)           (2.7)          --               (95.5)
Operating profit....................         35.0           15.0             2.1           --                52.1
Gross capital expenditure...........        (49.1)         (13.0)           (1.6)          --               (63.7)

Operating capital employed..........        723.2          395.7            73.6           --             1,192.5
Liabilities within operating capital
    employed........................         --             --              --             --               259.1
Interest bearing receivables........         --             --              --             --                14.8
Cash and bank balances..............         --             --              --             --                34.6
                                                                                                             ----
    Total assets....................                                                                      1,501.0
                                                                                                          =======


GEOGRAPHIC AREA DATA

                                                    PREDECESSOR                                SUCCESSOR
                                                    -----------                                ---------
                                                                                POOL ACQUISITION          SANITEC
                                                    SANITEC OYJ                 NETHERLANDS B.V.    INTERNATIONAL S.A.
                                                    -----------                 ----------------    ------------------
                                                               PERIOD FROM        PERIOD FROM
                                            YEAR ENDED          JANUARY 1           JUNE 8 -           YEAR ENDED
NET SALES BY GEOGRAPHICAL AREA            DECEMBER 31, 2000    JUNE 7, 2001        DECEMBER 31, 2001    DECEMBER 31, 2002
------------------------------            -----------------    ------------        -----------------    -----------------
Germany...............................        183.5               77.2                 91.0                153.1
France................................        143.3               69.4                 74.6                146.3
United Kingdom........................         16.5               47.5                 66.1                114.7
Benelux...............................         80.7               39.3                 46.1                 87.4
Sweden................................         74.0               31.7                 36.0                 69.2
Italy.................................         80.9               37.5                 43.0                 84.5
Norway................................         42.0               19.2                 24.3                 48.4
Denmark...............................         30.5               15.2                 16.8                 36.8
Finland...............................         36.6               16.1                 21.2                 35.8
Poland................................         57.0               25.0                 36.3                 59.1
The Americas..........................         34.1               14.0                 21.9                 24.2
Other countries.......................         98.2               54.8                 70.3                125.9
                                              -----              -----                -----                -----
Total.................................        877.3              446.9                547.6                985.4
                                              =====              =====                =====                =====

                            SANITEC INTERNATIONAL S.A.


                                                            PREDECESSOR                              SUCCESSOR
                                                            -----------                              ---------
                                                                                       POOL ACQUISITION          SANITEC
                                                            SANITEC OYJ                NETHERLANDS B.V.     INTERNATIONAL S.A.
                                                            -----------                ----------------     ------------------
                                                         AT                AT                 AT                    AT
LONG LIVED ASSETS BY GEOGRAPHICAL AREA(1)        DECEMBER 31, 2000    JUNE 7, 2001    DECEMBER 31, 2001     DECEMBER 31, 2002
-----------------------------------------        -----------------    ------------    -----------------     -----------------
United Kingdom......................................     0.1              56.4               49.0                  48.5
Sweden..............................................    18.1              16.9               18.2                  29.1
Slovakia............................................     7.1               7.4                7.1                   6.7
Portugal............................................     8.5               9.0                9.8                  16.2
Poland..............................................    40.3              43.7               41.3                  36.1
The Netherlands.....................................    30.8              30.0               30.1                  29.6
Malaysia............................................    12.8              13.9               --                    --
Italy...............................................    31.0              30.7               30.5                  41.0
Germany.............................................    37.1              36.9               33.8                  42.4
France..............................................    18.3              20.0               28.3                  28.7
Finland.............................................    23.7              23.2               18.3                  15.9
Belgium.............................................     3.0               3.5                3.8                   0.3
The Americas........................................     3.3               3.5                3.3                   2.7
Other countries.....................................     3.7               3.3                3.3                   5.2
                                                       -----             -----              -----                 -----
Total...............................................   237.8             298.4              276.8                 302.4
                                                       =====             =====              =====                 =====

----------
(1)  Long lived assets consist of tangible assets


3.   ACQUISITIONS AND DISPOSITIONS OF BUSINESSES

ACQUISITIONS BY THE PREDECESSOR AND SUCCESSOR

     The following acquisitions were accounted for by the purchase method of accounting and, accordingly, the results of operations have been included in the consolidated income statements since the acquisition dates. All of the transactions were cash transactions.

2000

     During 2000, the Predecessor acquired shares in subsidiaries as follows:

Minority interest in N.V. Koninklijke Sphinx
     Gustavsberg................................................         2.6
Other subsidiaries..............................................         1.8
                                                                         ---
Total cash flow on acquisition net of cash acquired.............         4.4
                                                                         ===

PERIOD FROM JANUARY 1, 2001 TO JUNE 7, 2001


     In January 2001, the Predecessor acquired a 100% interest in Twyford Bathrooms. The acquisition cost of GBP84.7 million (or approximately
EUR136.7 million) including acquisition related costs was paid in cash. The preliminary cost has been allocated to fixed assets and liabilities based on the estimated fair values at the acquisition date. The final purchase price allocation adjustments were made in the year ended December 31, 2001.

                            SANITEC INTERNATIONAL S.A.

                                                            PRELIMINARY
                                                           PURCHASE PRICE     NET ADJUSTMENTS TO     FINAL PURCHASE
                                                             ALLOCATION           FAIR VALUE        PRICE ALLOCATION
                                                             ----------           ----------        ----------------
Fixed Assets.........................................           58.0                (1.0)                  57.0
Inventories..........................................           18.0                (1.4)                  16.6
Other current assets.................................           67.2                (0.6)                  66.6
Cash and cash equivalents............................           --                  --                     --
Liabilities..........................................          (63.6)               (5.2)                 (68.8)
Restructuring provisions.............................           (9.4)                7.3                   (2.1)
Goodwill.............................................           66.5                (1.9)                  64.6
                                                               -----                ----                   ----
Gross acquisition cost of Twyford Bathrooms..........          136.7                (2.8)                 133.9
Less: cash and cash equivalents acquired.............           --
Cash flow on acquisition net of cash acquired........          136.7
Cash flow on acquisitions in other subsidiaries                  0.7
                                                               -----
Total cash flow on acquisition net of cash
   acquired..........................................          137.4
                                                               =====

PERIOD FROM JUNE 8, 2001 TO DECEMBER 31, 2001

     On June 7, 2001, the Successor acquired an interest of 60.8% in Sanitec Oyj from Wartsila Oyj Abp and a group of investors. The Successor also made a public offer to acquire the entire share capital of Sanitec Oyj. At December 31, 2001, the Successor held 100% of Sanitec Oyj. The total amount paid in cash as of December 31, 2001 was EUR925.9 million, which consisted of EUR904.4 million for the purchase of shares and EUR21.5 million for other acquisition related costs. A EUR3.8 million provision has been made for the remaining shares of the Predecessor that were acquired but remained unpaid at the balance sheet date on December 31, 2001. The preliminary cost was allocated to fixed assets and liabilities based on the estimated fair values at the acquisition date. Adjustments to purchase price allocation were made in the year ended December 31, 2001 and in the year ended December 31, 2002, as allowed in the Finnish GAAP. The final purchase price allocation adjustments were made as of December 31, 2002.

     The acquisition had the following effect on the Successor's assets and liabilities:


                                                 PURCHASE                         PURCHASE                      FINAL
                                                  PRICE                            PRICE                        PURCHASE PRICE
                                              ALLOCATION AS         NET        ALLOCATION AS         NET         ALLOCATION AS
                                                OF JUNE 7,    ADJUSTMENTS TO    OF DECEMBER    ADJUSTMENTS TO     OF DECEMBER
                                                   2001         FAIR VALUE        31, 2001       FAIR VALUE        31, 2002
                                                   ----         ----------        --------       ----------        --------
Fixed Assets.................................     546.3           (12.4)           533.9            38.6            572.5
Inventories..................................     174.4            (1.8)           172.6            (0.2)           172.4
Other current assets.........................     253.2            (0.9)           252.3            (0.4)           251.9
Cash and cash equivalents....................      21.1             --              21.1             --              21.1
Liabilities..................................    (619.6)           76.2           (543.4)          (10.6)          (554.0)
Restructuring provisions.....................      --             (60.0)           (60.0)          (24.5)           (84.5)
Other provisions.............................     (53.4)            3.0            (50.4)            --             (50.4)
Goodwill.....................................     603.9             --             603.9            (0.4)           603.5
                                                 ------            ----           ------           -----           ------
Gross acquisition cost of the Predecessor....     925.9             4.1            930.0             2.5            932.5
Less: cash and cash equivalents acquired.....     (21.1)
                                                  -----
Total cash flow on acquisition net of cash
   acquired..................................     904.8
                                                  =====

                            SANITEC INTERNATIONAL S.A.

2002

     During 2002, the Successor acquired the remaining shares from minority shareholders in Koninklijke Sphinx B.V., formerly N.V. Koninklijke Sphinx Gustavsberg, totaling EUR0.1 million.

     Payments totaling EUR3.8 million related to the purchase of the remaining shares of the Predecessor were realized during 2002, and other acquisition related costs incurred during 2002 were EUR2.5 million.

DIVESTITURES BY THE SUCCESSOR

PERIOD FROM JUNE 8, 2001 TO DECEMBER 31, 2001

     On July 1, 2001, the Successor sold an 80.1% interest in Johnson Suisse SDN BHD ("Sanitec Johnson Suisse") in Malaysia. The transaction resulted in a loss of EUR2.7 million. The disposal had the following effect on the Successor's assets and liabilities:

Fixed assets...............................................      14.1
Inventories................................................       4.7
Other current assets.......................................       3.7
Cash and cash equivalents..................................        --
Liabilities................................................    (22.7)
Deferred tax assets........................................     (0.8)
Goodwill...................................................       3.7
                                                               -----
Net assets sold............................................       2.7
Sales loss accounted for as extraordinary cost.............     (2.7)
                                                               -----
Cash flow on sale of subsidiary shares.....................       0.0
                                                               =====

2002


     During 2002 the Successor had no divestures.

4.   OTHER OPERATING INCOME

                                                                PREDECESSOR                            SUCCESSOR
                                                                -----------                            ---------
                                                                                                                   SANITEC
                                                                                           POOL ACQUISITION     INTERNATIONAL
                                                                SANITEC OYJ                NETHERLANDS B.V.          S.A.
                                                                -----------                ----------------          ----
                                                       YEAR ENDED        PERIOD FROM       PERIOD FROM          YEAR ENDED
                                                      DECEMBER 31,        JANUARY 1 -         JUNE 8 -          DECEMBER 31,
                                                        2000             JUNE 7, 2001      DECEMBER 31, 2001       2002
                                                        ----             ------------      -----------------       ----
Other operating income consists of:
   Rental income....................................      0.5                0.2                  0.3                 0.3
   Profit on sales of fixed assets..................      0.9                0.2                  1.8                 0.3
   Other............................................      5.2                2.7                  6.5                 6.9
                                                          ---                ---                  ---                 ---
Total...............................................      6.6                3.1                  8.6                 7.5
                                                          ===                ===                  ===                 ===

                            SANITEC INTERNATIONAL S.A.

5.   PERSONNEL EXPENSES AND NUMBER OF PERSONNEL


                                                                PREDECESSOR                            SUCCESSOR
                                                                -----------                            ---------
                                                                                                                   SANITEC
                                                                                           POOL ACQUISITION     INTERNATIONAL
                                                                SANITEC OYJ                NETHERLANDS B.V.          S.A.
                                                                -----------                ----------------          ----
                                                       YEAR ENDED        PERIOD FROM       PERIOD FROM          YEAR ENDED
                                                      DECEMBER 31,        JANUARY 1 -         JUNE 8 -          DECEMBER 31,
                                                        2000             JUNE 7, 2001      DECEMBER 31, 2001       2002
                                                        ----             ------------      -----------------       ----
Personnel expenses consist of:
Wages and salaries..................................       212.3             111.6            131.2                239.3
Pension costs (1)...................................         2.4               1.1              1.6                  2.8
Other compulsory personnel costs (2)................        53.9              25.1             33.6                 57.4
                                                           -----             -----            -----                -----
Total...............................................       268.6             137.8            166.4                299.5
                                                           =====             =====            =====                =====
Number of personnel on average......................     8,302             9,103            8,861                8,404

----------
(1)  Pension costs contain only pension costs for Finnish companies.
(2) Pension costs for non-Finnish companies are included in other compulsory personnel costs.


                                                                PREDECESSOR                            SUCCESSOR
                                                                -----------                            ---------
                                                                                                                   SANITEC
                                                                                           POOL ACQUISITION     INTERNATIONAL
                                                                SANITEC OYJ                NETHERLANDS B.V.          S.A.
                                                                -----------                ----------------          ----
                                                       YEAR ENDED        PERIOD FROM       PERIOD FROM          YEAR ENDED
                                                      DECEMBER 31,        JANUARY 1 -         JUNE 8 -          DECEMBER 31,
                                                        2000             JUNE 7, 2001      DECEMBER 31, 2001       2002
                                                        ----             ------------      -----------------       ----
SALARIES AND EMOLUMENTS TO SENIOR MANAGEMENT
Presidents and members of the Boards of
Directors (1,2,3).....................................   5.0                  2.8               3.7              3.5

----------
(1) In 2002, senior management includes members of the Board of Directors and Board of Management of the Group. During previous periods, the senior management has included also managing directors of the individual subsidiaries of the Group.
 (2) The group CEO and the presidents of some Group companies have the right to retire at the age of 60 years. The Group's Board of Directors decides the remunerations of the President and his immediate subordinates.
 (3) The group CEO is employed by Sanitec International AG, a parent company to the registrant, charging the costs realized to Sanitec Oy, formerly Pool Acquisition Helsinki Oy. See also note 17.

                            SANITEC INTERNATIONAL S.A.

6.   DEPRECIATION AND AMORTIZATION

                                                                PREDECESSOR                            SUCCESSOR
                                                                -----------                            ---------
                                                                                                                   SANITEC
                                                                                           POOL ACQUISITION     INTERNATIONAL
                                                                SANITEC OYJ                NETHERLANDS B.V.          S.A.
                                                                -----------                ----------------          ----
                                                       YEAR ENDED        PERIOD FROM       PERIOD FROM          YEAR ENDED
                                                      DECEMBER 31,        JANUARY 1 -         JUNE 8 -          DECEMBER 31,
                                                        2000             JUNE 7, 2001      DECEMBER 31, 2001       2002
                                                        ----             ------------      -----------------       ----
Depreciation and amortization consists of:
    Intangible assets................................        2.2              1.0               1.9                 2.8
    Goodwill on consolidation........................       11.6              6.3              25.2                44.1
    Other long-term expenditure......................        1.1              0.5               2.2                11.1
    Land.............................................        0.1              0.0               0.0                 0.0
    Buildings and structures.........................        5.1              2.6               3.0                 8.4
    Machinery and equipment..........................       27.5             14.3              17.1                27.3
    Other tangible assets............................        2.9              1.0               1.6                 1.8
                                                            ----             ----              ----                ----
Total depreciation and amortization..................       50.5             25.7              51.0                95.5
                                                            ====             ====              ====                ====

     There were no material write downs in the consolidated statements of operations in the year 2000, in the period from January 1, 2001 to June 7, 2001, in the period from June 8, 2001 to December 31, 2001 and in the year 2002.

7.   OTHER INCOME AND EXPENSES, NET


                                                                PREDECESSOR                            SUCCESSOR
                                                                -----------                            ---------
                                                                                                                   SANITEC
                                                                                           POOL ACQUISITION     INTERNATIONAL
                                                                SANITEC OYJ                NETHERLANDS B.V.          S.A.
                                                                -----------                ----------------          ----
                                                       YEAR ENDED        PERIOD FROM       PERIOD FROM          YEAR ENDED
                                                      DECEMBER 31,        JANUARY 1 -         JUNE 8 -          DECEMBER 31,
                                                        2000             JUNE 7, 2001      DECEMBER 31, 2001       2002
                                                        ----             ------------      -----------------       ----
Other income and expenses, net consists of:
    Interest income and other financial income.......     5.9                 2.6                 3.5            4.7
    Exchange gains and losses, net...................     0.8                 0.2                (0.2)          (2.2)
    Write downs of financial assets..................    (0.1)                 --                  --             --
    Interest expenses and other financial expenses...   (18.0)               (9.5)              (44.1)          (102.9)
                                                        -----                ----               -----           ------
    Other income and expenses, net, total............   (11.4)               (6.7)              (40.8)          (100.4)
                                                        =====                ====               =====           ======

                            SANITEC INTERNATIONAL S.A.

8.   EXTRAORDINARY ITEMS


                                                                PREDECESSOR                            SUCCESSOR
                                                                -----------                            ---------
                                                                                                                   SANITEC
                                                                                           POOL ACQUISITION     INTERNATIONAL
                                                                SANITEC OYJ                NETHERLANDS B.V.          S.A.
                                                                -----------                ----------------          ----
                                                       YEAR ENDED        PERIOD FROM       PERIOD FROM          YEAR ENDED
                                                      DECEMBER 31,        JANUARY 1 -         JUNE 8 -          DECEMBER 31,
                                                        2000             JUNE 7, 2001      DECEMBER 31, 2001       2002
                                                        ----             ------------      -----------------       ----

Extraordinary items consist of:
    Extraordinary expenses...........................    --                (1.4)                (2.3)              --
                                                       ----                ----                 ----              ----
Total................................................    --                (1.4)                (2.3)              --
                                                       ====                ====                 ====              ====


     Extraordinary expenses in December 2001 include estimated costs for the accidental destruction by fire of the bath and shower production facility in Avranches, France, and a loss from the sale of 80.1% of the shares of Sanitec Johnson Suisse.

     The tax effect of extraordinary expenses for the period from January 1, 2001 to June 7, 2001 for the Predecessor was EUR0.4 million and for the period June 8, 2001 to December 31, 2001 for the Successor was EUR0.7 million.

9.   INCOME TAXES


                                                                PREDECESSOR                            SUCCESSOR
                                                                -----------                            ---------
                                                                                                                   SANITEC
                                                                                           POOL ACQUISITION     INTERNATIONAL
                                                                SANITEC OYJ                NETHERLANDS B.V.          S.A.
                                                                -----------                ----------------          ----
                                                       YEAR ENDED        PERIOD FROM       PERIOD FROM          YEAR ENDED
                                                      DECEMBER 31,        JANUARY 1 -         JUNE 8 -          DECEMBER 31,
                                                        2000             JUNE 7, 2001      DECEMBER 31, 2001       2002
                                                        ----             ------------      -----------------       ----
Income taxes consist of:
    Current taxes
       for the financial year.......................          (29.1)            (8.9)             (8.7)           (20.4)
       for prior years..............................            0.5              0.6               0.4             (0.1)
    Deferred........................................            3.7             (0.2)             (4.9)            (5.9)
                                                              -----             ----             -----            -----
Total...............................................          (24.9)            (8.5)            (13.2)           (26.4)
                                                               ====             ====              ====            =====

    Finland.........................................           (6.1)            (1.3)              0.4             (1.1)
    Other jurisdictions.............................          (18.8)            (7.2)            (13.6)           (25.3)
                                                              -----             ----             -----            -----
Total...............................................          (24.9)            (8.5)            (13.2)           (26.4)
                                                               ====             ====              ====            =====

The Finnish and non-Finnish components of income
(loss) before income taxes, minority interest and
after extraordinary items are as follows:
    Finland.........................................           52.0              4.3             (15.8)           (65.4)
    Other jurisdictions.............................           12.3             17.5              12.0             17.6
                                                              -----             ----             -----            -----
Total...............................................           64.3             21.8              (3.8)           (47.8)
                                                               ====             ====              ====            =====

                            SANITEC INTERNATIONAL S.A.

     The difference between income tax expense calculated using the Finnish statutory tax rate (29% in 2000, 2001 and 2002) and income tax expense recorded in the income statement is as follows:


                                                                PREDECESSOR                            SUCCESSOR
                                                                -----------                            ---------
                                                                                                                   SANITEC
                                                                                           POOL ACQUISITION     INTERNATIONAL
                                                                SANITEC OYJ                NETHERLANDS B.V.          S.A.
                                                                -----------                ----------------          ----
                                                       YEAR ENDED        PERIOD FROM       PERIOD FROM          YEAR ENDED
                                                      DECEMBER 31,        JANUARY 1 -         JUNE 8 -          DECEMBER 31,
                                                        2000             JUNE 7, 2001      DECEMBER 31, 2001       2002
                                                        ----             ------------      -----------------       ----

Hypothetical income tax (expense)/benefit at Finnish tax
rate..................................................   (18.6)             (6.3)               1.1               13.9
Non-deductible expenses and tax exempt income.........    (0.9)              0.2                0.7               (2.2)
Effect of associated companies........................    (1.1)             (0.2)               0.2                0.1
Effect of goodwill amortization.......................    (3.1)             (1.4)              (6.4)             (12.7)
Difference between Finnish tax rate and non-Finnish
     tax rate.........................................    (5.0)             (1.7)              (0.2)              (2.5)
Operating losses with no deferred tax benefit
     recognized.......................................    (8.7)             (2.8)             (12.0)             (22.0)
Write-downs of shares and use of tax loss carry
     forwards.........................................     8.8               1.1                3.8                0.3
Effect of equity hedging and other financial items....     0.6               0.5               (0.5)              --
Changes in valuation allowances.......................     6.1               1.4               (1.6)              --
Other items...........................................    (3.0)              0.7                1.7               (1.3)
                                                          ----               ---                ---               ----
Total.................................................   (24.9)             (8.5)             (13.2)             (26.4)
                                                         =====              ====              =====              =====


     The components of net deferred tax asset (liability) in the balance sheet consist of the following tax consequences from temporary differences:

                                                                     PREDECESSOR                       SUCCESSOR
                                                                     -----------                       ---------
                                                                                                 POOL
                                                                                             ACQUISITION        SANITEC
                                                                                             NETHERLANDS     INTERNATIONAL
                                                                     SANITEC OYJ                 B.V.             S.A.
                                                                     -----------                 ----             ----
                                                                  AT                              AT               AT
                                                             DECEMBER 31,         AT         DECEMBER 31,     DECEMBER 31,
                                                                2000        JUNE 7, 2001        2001             2002
                                                                ----        ------------        ----             ----
Deferred tax assets consist of:
    Tax loss carry forwards.........................     30.9                  28.7            35.2              75.9
    Provisions and writedowns related to
         restructuring..............................     19.9                  20.0            32.2              22.5
    Other provisions and liabilities................      2.4                   2.5             1.9               2.8
    Others..........................................      0.8                   0.8             0.7               2.1
                                                        -----                 -----           -----             -----
    Total deferred tax assets.......................     54.0                  52.0            70.0             103.3
    Less valuation allowance........................    (34.9)                (31.9)          (47.9)            (79.3)
                                                        -----                 -----           -----             -----
                                                         19.1                  20.1            22.1              24.0

Deferred tax liabilities consist of:
    Property, plant and equipment...................     10.2                  10.5            12.6              25.4
    Voluntary provisions............................      3.5                   3.3             4.0               6.4
    Others..........................................      0.7                   1.0            --                 0.1
                                                        -----                 -----           -----             -----
                                                         14.4                  14.8            16.6              31.9
                                                        -----                 -----           -----             -----
Net deferred tax assets / (liabilities).............      4.7                   5.3             5.5              (7.9)
                                                         ====                  ====            ====             =====

                            SANITEC INTERNATIONAL S.A.

     The Group had tax loss carry forwards of EUR103.7 million, EUR105.4 million, EUR115.7 million and EUR226.5 million as of December 31, 2000, June 7, 2001, December 31, 2001 and December 31, 2002, respectively. Of the total amount, EUR33.4 million and EUR116.2 million are attributable to Sanitec Oy, formerly Pool Acquisition Helsinki Oy as of December 31, 2001 and December 31, 2002, respectively. Substantially, all of the tax loss carry forwards attributable to foreign subsidiaries, EUR110.5 million as of December 31, 2002, has no expiration. Tax loss carry forwards of Sanitec Oy, formerly Pool Acquisition Helsinki Oy, expire in 10 years from the year of origin.

     The Group has recognized deferred tax assets for its tax loss carry forwards and has established a valuation allowance against these deferred tax assets. The determination was based upon what is probable in each tax jurisdiction.

     A deferred tax liability has not been provided for undistributed earnings of non-Finnish subsidiaries, because it is the intention of the Group to permanently reinvest such earnings. At December 31, 2002, withholding tax of EUR1.9 million on undistributed earnings of EUR38.2 million is not recognized.

     Deferred tax liabilities assumed under Finnish GAAP for all financial periods concerned are non-current.

     Deferred tax assets of EUR2.5 million, EUR3.3 million, EUR3.1 million and EUR3.5 million for the financial year ended December 31, 2000 and financial period ended June 7, 2001 and December 31, 2001 and financial year ended December 31, 2002 under Finnish GAAP are current. The rest of the deferred tax assets for each financial period concerned are non-current.

10.  FIXED ASSETS AND OTHER LONG TERM INVESTMENTS

     Other intangible assets

                                                                     PREDECESSOR                       SUCCESSOR
                                                                     -----------                       ---------
                                                                                                 POOL
                                                                                             ACQUISITION        SANITEC
                                                                                             NETHERLANDS     INTERNATIONAL
                                                                     SANITEC OYJ                 B.V.             S.A.
                                                                     -----------                 ----             ----
                                                                  AT                              AT               AT
                                                             DECEMBER 31,         AT         DECEMBER 31,     DECEMBER 31,
                                                                2000        JUNE 7, 2001        2001             2002
                                                                ----        ------------        ----             ----

Intangible assets consist of:
    Intangible rights................................        4.9              6.5              6.0                 5.7
    Other long term expenditures.....................        2.3              3.2             25.6                39.4
                                                             ---              ---             ----                ----
Total................................................        7.2              9.7             31.6                45.1
                                                             ===              ===             ====                ====

     Intangible rights primarily consist of license rights, patents, and computer software. Other long term expenditures primarily consist of the cost of leasehold improvements on rental premises and capitalized costs related to the issuance of debt.

     Changes in fixed assets and other long term investments include the following (capital expenditure and other additions of the Successor including the acquired assets of the Predecessor):

                            SANITEC INTERNATIONAL S.A.

                                                                     PREDECESSOR                       SUCCESSOR
                                                                     -----------                       ---------
                                                                                                 POOL
                                                                                             ACQUISITION        SANITEC
                                                                                             NETHERLANDS     INTERNATIONAL
                                                                     SANITEC OYJ                 B.V.             S.A.
                                                                     -----------                 ----             ----
                                                                  AT                              AT               AT
                                                             DECEMBER 31,         AT         DECEMBER 31,     DECEMBER 31,
                                                                2000        JUNE 7, 2001        2001             2002
                                                                ----        ------------        ----             ----
Intangible assets:
Goodwill:
    Historical cost at the beginning of the period...         182.1          200.6            --                 794.9
    Capital expenditures and other additions.........          18.5           59.1           798.6                --
    Disposals and other decreases....................          --             --              (3.7)               (4.0)
    Accumulated amortization at the end of period....         (67.1)         (73.4)          (25.3)              (69.4)
                                                              -----          -----           -----               -----
    Carrying value at the end of period..............         133.5          186.3           769.6               721.5
                                                              =====          =====           =====               =====
Other intangible assets:
    Historical cost at the beginning of the period...          15.3           19.9            --                  35.8
    Capital expenditures and other additions.........           4.6            4.1            35.8                27.2
    Disposals and other decreases....................          --             --              --                  --
    Accumulated amortization at the end of period....         (12.7)         (14.3)           (4.2)              (17.9)
                                                              -----          -----           -----               -----
    Carrying value at the end of period..............           7.2            9.7            31.6                45.1
                                                              =====          =====           =====               =====
Tangible assets:
Property, plant and equipment:
Land:
    Historical cost at the beginning of the period...          40.0           37.2            --                  52.5
    Capital expenditures and other additions.........           0.8           16.8            56.4                24.0
    Disposals and other decreases....................          (3.6)          --              (3.9)               (3.4)
    Accumulated depreciation at the end of period....          --             --              --                  --
                                                              -----          -----           -----               -----
    Carrying value at the end of period..............          37.2           54.0            52.5                73.1
                                                              =====          =====           =====               =====
Buildings:
    Historical cost at the beginning of the period..          119.9          129.2            --                  98.5
    Capital expenditures and other additions........           11.3           19.6           103.6                24.2
    Disposals and other decreases...................           (2.0)          (0.1)           (5.1)               (4.7)
    Accumulated depreciation at the end of period...          (46.6)         (49.2)           (1.4)               (7.0)
                                                              -----          -----           -----               -----
    Carrying value at the end of period.............           82.6           99.5            97.1               111.0
                                                              =====          =====           =====               =====
Machinery and equipment:
    Historical cost at the beginning of the period..          282.7          298.0            --                 110.2
    Capital expenditures and other additions........           27.9           35.7           138.7                27.7
    Disposals and other decreases...................          (12.6)          (3.7)          (28.5)              (22.6)
    Accumulated depreciation at the end of period...         (197.2)        (208.9)           (5.5)              (14.4)
                                                              -----          -----           -----               -----
    Carrying value at the end of period.............          100.8          121.1           104.7               100.9
                                                              =====          =====           =====               =====
Other tangible assets:
    Historical cost at the beginning of the period..           15.1           20.0            --                   7.8
    Capital expenditures and other additions........            6.8            1.3             8.0                 1.6
    Disposals and other decreases...................           (1.9)          (1.5)           (0.2)               (0.4)
    Accumulated depreciation at the end of period...          (13.6)         (13.7)           (1.1)               (2.8)
                                                              -----          -----           -----               -----
    Carrying value at the end of period.............            6.4            6.1             6.7                 6.2
                                                              =====          =====           =====               =====
Advances paid and construction in progress:
    Historical cost at the beginning of the period..            8.2           10.8            --                  15.8
    Capital expenditures and other additions........            7.2            7.2            26.7                --
    Disposals and other decreases...................           (4.6)          (0.3)          (10.9)               (4.6)
    Accumulated depreciation at the end of period...           --             --              --                  --
                                                              -----          -----           -----               -----
    Carrying value at the end of period.............           10.8           17.7            15.8                11.2
                                                              =====          =====           =====               =====


                            SANITEC INTERNATIONAL S.A.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


Long-term investments and receivables:
Investment securities:
    Historical cost at the beginning of the period..           42.7            3.4              --                 1.0
    Capital expenditures and other additions........             --            0.3             1.0                  --
    Disposals and other decreases...................          (39.3)          --                --                (0.2)
    Accumulated depreciation at the end of period...           (2.4)          (2.4)             --                  --
                                                              -----          -----           -----               -----
    Carrying value at the end of period.............            1.0            1.3             1.0                 0.8
                                                              =====          =====           =====               =====
Other receivables:
    Historical cost at the beginning of the period..            1.6            6.4              --                 9.6
    Capital expenditures and other additions........            4.8            1.7             9.6                  --
    Disposals and other decreases...................             --           --                --                (0.4)
    Accumulated depreciation at the end of period...             --           --                --                  --
                                                              -----          -----           -----               -----
    Carrying value at the end of period.............            6.4            8.1             9.6                 9.2
                                                              =====          =====           =====               =====

Investments in associated companies:
    Historical cost at the beginning of the period..          36.9           42.2              --                41.7
    Capital expenditures and other additions........           9.0            3.1             41.7                0.5
    Disposals and other decreases...................          (6.6)          (2.8)             --                (8.4)
    Accumulated depreciation at the end of period...             --          --                --                  --
                                                              -----          -----           -----               -----
    Carrying value at the end of period.............          39.3           42.5             41.7               33.8
                                                              =====          =====           =====               =====


     In the year ended December 31, 2002, capital expenditures and other additions in land and buildings include a purchase price allocation of EUR21.5 million and EUR22.5 million, respectively.

     Interest expense related to major investment projects in Poland has been capitalized under fixed assets and will be depreciated with the related fixed assets.

     The Predecessor's carrying value of buildings included capitalized interest expenses as of December 31, 2000 and June 7, 2001 of EUR0.5 million and EUR0.6 million, respectively and the carrying value of machinery and equipment included capitalized interest expense as of December 31, 2000 and June 7, 2001 of EUR1.3 million and EUR1.2 million, respectively.

     The Successor's carrying value of buildings included capitalized interest expenses as of December 31, 2001 and December 31, 2002 of EUR0.5 million and EUR0.4 million, respectively, and the carrying value of machinery and equipment included capitalized interest expense as of December 31, 2001 and December 31, 2002 of EUR1.4 million and EUR1.3 million, respectively.

                            SANITEC INTERNATIONAL S.A.

11.  PREPAID EXPENSES AND ACCRUED INCOME


                                                                     PREDECESSOR                       SUCCESSOR
                                                                     -----------                       ---------
                                                                                                 POOL
                                                                                             ACQUISITION        SANITEC
                                                                                             NETHERLANDS     INTERNATIONAL
                                                                     SANITEC OYJ                 B.V.             S.A.
                                                                     -----------                 ----             ----
                                                                  AT                              AT               AT
                                                             DECEMBER 31,         AT         DECEMBER 31,     DECEMBER 31,
                                                                2000        JUNE 7, 2001        2001             2002
                                                                ----        ------------        ----             ----
Prepaid expenses and accrued income consists of:
    Interest........................................           0.4            0.3             0.5                 0.7
    Other financial items...........................           2.9            2.6             9.9                 0.9
    Income and other taxes..........................          16.7           17.1            15.3                 8.6
    Other...........................................           9.7           16.2            15.7                11.9
                                                               ---           ----            ----                ----
Total...............................................          29.7           36.2            41.4                22.1
                                                              ====           ====            ====                ====


12.  SHAREHOLDERS' EQUITY

     The following table shows changes in shareholders' equity for the year ended December 31, 2000 and the period from January 1, 2001 to June 7, 2001 for the Predecessor, and for the period from June 8, 2001 to December 31, 2001 and the year ended December 31, 2002 for the Successor.

                                                                             SHARE
PREDECESSOR                                 NUMBER OF SHARES  SHARE         PREMIUM    OTHER       RETAINED
SANITEC OYJ                                  (IN THOUSANDS)    CAPITAL       FUNDS      RESERVES    EARNINGS     TOTAL
                                            --------------    -------       -----      --------    --------     -----
BALANCE AT JANUARY 1, 2000................       62,209          64.9        90.5         18.0       166.1       339.5
Dividends paid............................        --             --           --          --         (13.1)      (13.1)
Currency translation adjustment...........        --             --           --          1.2         0.1         1.3
Transfers from retained earnings to other
     reserves.............................        --             --           --          0.5        (0.5)        --
Net income for the year...................        --             --           --          --          39.2        39.2
                                                 ------          ----        ----         ----       -----       -----
BALANCE AT DECEMBER 31, 2000..............       62,209          64.9        90.5         19.7       191.8       366.9
Dividends paid............................        --             --           --          --         (13.1)      (13.1)
Currency translation adjustment...........        --             --           --          5.6         2.7         8.3
Net income for the period from January1,
     2001 through June 7, 2001............        --             --           --          --          13.3        13.3
                                                 ------          ----        ----         ----       -----       -----
BALANCE AT JUNE 7, 2001...................       62,209          64.9        90.5         25.3       194.7       375.4
                                                 ======          ====        ====         ====       =====       =====


                                                                             SHARE
SUCCESSOR                                   NUMBER OF SHARES  SHARE         PREMIUM    OTHER        RETAINED
POOL ACQUISITION NETHERLANDS B.V.            (IN THOUSANDS)    CAPITAL       FUNDS      RESERVES    EARNINGS      TOTAL
                                              --------------    -------       -----      --------    --------      -----
BALANCE AT JUNE 8, 2001..............                 18          --           --          --           --         --
Share issue and premium..............             29,982        30.0        120.0          --           --      150.0
Currency translation adjustment......                 --          --           --         0.2        (1.1)      (0.9)
Net loss for the period from June 8,2001
     through December 31, 2001.......                 --          --           --          --       (17.2)     (17.2)
                                                 ------          ----        ----         ----       -----       -----
BALANCE AT DECEMBER 31, 2001.........             30,000        30.0        120.0         0.2       (18.3)      131.9
                                                 ======          ====        ====         ====       =====       =====

                            SANITEC INTERNATIONAL S.A.

                                                                            SHARE
SUCCESSOR                                   NUMBER OF SHARES  SHARE        PREMIUM    OTHER        RETAINED
SANITEC INTERNATIONAL S.A.                   (IN THOUSANDS)    CAPITAL      FUNDS      RESERVES    EARNINGS       TOTAL
                                             --------------    -------      -----      --------    --------       -----
BALANCE AT JANUARY 1, 2002...........                    16         --           --          --           --           --
Contribution in kind of Pool Acquisition
     Netherlands B.V.................                 4,984        10.0        140.1          --           --        150.1

Pool Acquisition Netherlands B.V
   -  as of December 31, 2001........                     --       30.0        120.0         0.2       (18.3)        131.9
   -  adjustment to Pool Acquisition
      Netherlands B.V. after contribution
       in kind of Sanitec International                   --     (30.0)      (120.0)          --           --      (150.0)
      S.A.
Currency translation adjustment......                     --         --           --      (10.2)        (6.3)       (16.5)
Transfers from retained earnings to other
     reserves.......................                      --         --           --         0.4        (0.4)           --
Net loss for the period from January 1,
     2002 through December 31, 2002                       --         --           --          --       (74.8)       (74.8)
                                                       -----       ----        -----       ----        -----          ----
BALANCE AT DECEMBER 31, 2002.........                  5,000       10.0        140.1       (9.6)       (99.8)         40.7
                                                       =====       ====        =====       ====        =====          ====


     The shares of the Predecessor have no nominal value. However, the share capital divided by the number of shares is approximately EUR1.04 per share. The par value of the shares of Pool Acquisition Netherlands B.V. is EUR1.00 per share and the par value of the shares of Sanitec International S.A. is EUR2.00 per share.

     The payments received in excess of par value of the shares are included in the share premium funds. Share premium funds are not distributable funds according to the Finnish Companies Act.

     Other reserves consist of currency translation adjustments related to undistributable equity and other legally undistributable reserves mainly in non-Finnish subsidiaries.

     Dividend payments for the Predecessor were EUR0.21 per share in 2000 and in 2001. The number of shares entitled to a dividend was 62,209,014 in 2000 and in 2001. No dividends were paid for the periods from January 1, 2001 through June 7, 2001 and from June 8, 2001 through December 31, 2001, and for the year 2002.

     On a consolidated basis, retained earnings of the Predecessor include appropriations (voluntary provisions and depreciation difference) which the Finnish Companies Act classifies as undistributable earnings. On a consolidated basis, the shareholders' equity available for distribution on December 31, 2000 and June 7, 2001 for the Predecessor was as follows:

                                                                                      PREDECESSOR
                                                                                      -----------
                                                                                      SANITEC OYJ
                                                                                      -----------
                                                                              AT                        AT
                                                                         DECEMBER 31,                 JUNE 7,
                                                                             2000                      2001
                                                                             ----                      ----
Distributable funds consist of:
    Retained earnings closing balance.......................                 191.8                     194.7
    Less appropriations.....................................                (34.1)                    (34.6)
    Deferred tax liability on appropriations................                 12.5                      12.3
                                                                            -----                     -----
Total distributable funds...................................                 170.2                     172.4
                                                                            =====                     =====

                            SANITEC INTERNATIONAL S.A.

     The Finnish Companies Act restricts dividend distribution to the lower of distributable funds of the parent of the Predecessor or distributable funds of the Predecessor's consolidated balance sheet. The distributable funds of the parent of the Predecessor were EUR126.7 million as of December 31, 2000 and EUR109.0 million as of June 7, 2001.

                            SANITEC INTERNATIONAL S.A.

13.  PROVISIONS

                                                               PREDECESSOR                       SUCCESSOR
                                                               -----------                       ---------
                                                                                           POOL
                                                                                       ACQUISITION        SANITEC
                                                                                       NETHERLANDS     INTERNATIONAL
                                                               SANITEC OYJ                 B.V.             S.A.
                                                               -----------                 ----             ----
                                                            AT                              AT               AT
                                                       DECEMBER 31,         AT         DECEMBER 31,     DECEMBER 31,
                                                          2000        JUNE 7, 2001        2001             2002
                                                          ----        ------------        ----             ----
Provisions consist of:
Non-current provisions:
    Provisions for pensions......................     32.6               32.3               33.1          33.6
    Provisions for restructuring ................     12.2                6.0               21.5          28.0
    Other provisions ............................      6.9                3.8                5.7           0.9
                                                      ----               ----               ----           ---
                                                      51.7               42.1               60.3          62.5

Current provisions:
    Provisions for taxation......................      --                 --                 0.1           0.2
    Provisions for restructuring.................      2.4                9.2               28.2          22.6
    Other provisions.............................     12.3               14.7               10.4           8.8
                                                      ----               ----               ----           ---
                                                      14.7               23.9               38.7          31.6

Non-current and current provisions:
    Provisions for pensions......................     32.6               32.3               33.1          33.6
    Provisions for taxation......................      --                 --                 0.1           0.2
    Provisions for restructuring.................     14.6               15.2               49.7          50.6
    Other provisions.............................     19.2               18.5               16.1           9.7
                                                      ----               ----               ----           ---
Total provisions.................................     66.4               66.0               99.0          94.1
                                                      ====               ====               ====          ====


PREDECESSOR                                      PENSIONS        TAXATION      RESTRUCTURING     OTHERS      TOTAL
-----------                                      --------        --------      -------------     ------      -----
Balance at January 1, 2000................         32.7              1.7            13.5            11.0       58.9
    Additional provisions (1).............         --               --               6.9             9.9       16.8
    Charges against provisions............         (0.1)            (1.7)           (5.8)           (1.7)      (9.3)
                                                   ----             ----            ----            ----       ----
Balance at December 31, 2000..............         32.6             --              14.6            19.2       66.4
    Additional provisions (1).............         --               --               2.1             2.4        4.5
    Charges against provisions............         (0.3)            --              (1.5)           (3.1)      (4.9)
                                                   ----             ----            ----            ----       ----
Balance at June 7, 2001...................         32.3             --              15.2            18.5       66.0
                                                   ====             ====            ====            ====       ====


SUCCESSOR                                        PENSIONS        TAXATION      RESTRUCTURING     OTHERS      TOTAL
---------                                        --------        --------      -------------     ------      -----
Balance at June 8, 2001...................         32.3             --              15.2           18.5       66.0
    Additional provisions (1).............          0.8              0.1            44.8            3.1       48.8
    Charges against provisions............         --               --             (10.3)          (5.5)     (15.8)
                                                   ----             ----            ----            ----       ----
Balance at December 31, 2001..............         33.1              0.1            49.7           16.1       99.0
                                                   ====             ====            ====            ====       ====


SUCCESSOR                                        PENSIONS        TAXATION      RESTRUCTURING     OTHERS      TOTAL
---------                                        --------        --------      -------------     ------      -----
Balance at January 1, 2002................         33.1              0.1            49.7           16.1       99.0
    Additional provisions (1).............          0.5              0.1            25.6            1.0       27.2
    Charges against provisions............         --               --             (24.7)          (7.4)     (32.1)
                                                   ----             ----            ----            ----       ----
Balance at December 31, 2002..............         33.6              0.2            50.6            9.7       94.1
                                                   ====             ====            ====            ====       ====

----------
(1) Additional provisions for restructuring include provisions recorded in connection with the final purchase accounting.

                            SANITEC INTERNATIONAL S.A.

14.  NON-CURRENT AND CURRENT DEBT


                                                                  PREDECESSOR                       SUCCESSOR
                                                                  -----------                       ---------
                                                                                              POOL
                                                                                          ACQUISITION        SANITEC
                                                                                          NETHERLANDS     INTERNATIONAL
                                                                  SANITEC OYJ                 B.V.             S.A.
                                                                  -----------                 ----             ----
                                                               AT                              AT               AT
                                                          DECEMBER 31,         AT         DECEMBER 31,     DECEMBER 31,
                                                             2000        JUNE 7, 2001        2001             2002
                                                             ----        ------------        ----             ----
Long term liabilities
   Non-interest bearing.............................           0.6              0.6               --                   7.9
   Interest bearing.................................          69.6            148.9            1,104.1             1,124.6
                                                             -----            -----            -------             -------
Total long-term liabilities.........................          70.2            149.5            1,104.1             1,132.5
                                                             =====            =====            =======             =======
Current liabilities
   Non-interest bearing.............................         168.7            203.9              219.2               199.5
   Interest bearing.................................         104.5            196.7               32.9                31.0
                                                             -----            -----            -------             -------
Total current liabilities...........................         273.2            400.6              252.1               230.5
                                                             =====            =====            =======             =======

LONG-TERM DEBTS INCLUDING CURRENT INSTALLMENTS
Shareholder loans
   Shareholder loans due 2015 with a 7.125% p.a. fixed
     interest rate..................................          --               --                312.2                --
   Shareholder On-Loan 1 due 2015 with a 7.1875%
     (margin 0.0625%) p.a. fixed interest rate......          --               --                 --                 334.3
Subordinated loan
   PIK loan due 2010 with a 22% semi-annually fixed
     interest rate..................................          --               --                 60.0                --
   PIK On-Loan I due 2010 with floating interest rate
     between 12.0625% and 16.0625% (margin 0.0625%)p.a.       --               --                 --                  70.7
High Yield Senior Notes 9 % due May, 2012...........          --               --                 --                 260.0
From financial institutions:
   Senior term loans due in semi-annual installments
     in 2002-2010 with a variable interest rate based
     on Euribor (3.35% on December 31, 2001)........          --               --                505.0                --
   Senior term loans due in semi-annual installments
     in 2003-2010 with a variable interest rate based
     on Euribor (2.94% on December 31, 2002) and GBP
     LIBOR (4.02045% on December 31, 2001) .........          --               --                 --                 485.7
   Junior Credit Facility due in 2011 with a variable
     interest rate based on Euribor (3.35% on December
     31, 2001)......................................          --               --                245.0                --
   EUR150 million syndicated revolving credit facility
     due in 2003; variable interest rate based on Libor       --               91.8               --                  --
   EUR10 million revolving credit facility due in 2003;
     variable interest rate based on Libor..........          --               10.0               --                  --
   SEK 100 million bank loan due in 2003; variable
     interest rate based on Stibor..................          11.5             10.7               --                  --
   EUR21 million bank loan due in 2002; variable
     interest rate based on Euribor.................          21.5             21.5               --                  --
   EUR20 million bank loan due in 2009; fixed interest
     rate at 5.47% p.a..............................          20.0             20.0               --                  --
   Operating subsidiariesEUR20 million loan due in
     semi-annual installments in 2001-2008; fixed
     interest rate..................................          16.4             15.3               --                  --
Other long-term loans drawn down by subsidiaries....           5.8              5.8
                                                              ----            -----            -------             -------
Total...............................................          75.2            175.1            1,122.2             1,150.7
                                                              ====            =====            =======             =======

                            SANITEC INTERNATIONAL S.A.

     Sanitec International S.A. issued High Yield Senior Notes of EUR260 million on May 7, 2002. The proceeds were used to refinance the EUR245 million Junior Credit Facility. The High Yield Senior Notes will mature on May 15, 2012. Sanitec International S.A. may redeem all or a portion of the Notes at any time on or after May 15, 2005. In addition, prior to May 15, 2005, Sanitec International S.A. may redeem up to 35% of the aggregate principal amount, plus accrued and unpaid interest. High Yield Senior Notes are subordinated to the Senior Credit Facility. Fixed interest of 9% per year will be paid and is payable on May 15 and November 15 at each year.

     Subordinated loans and the shareholder loans constitute subordinated indebtedness and were used to partially finance the acquisition by Sanitec Oy, formerly Pool Acquisition Helsinki Oy, of all the outstanding shares of the Predecessor and to refinance its existing indebtedness.

     The senior multi-currency term loan and the junior multi-currency term loan carry a commitment fee of 0.75% and 2.25% of any undrawn amounts. Commitment fees for the revolving credit facilities were between 0.08% and 0.1875% of any undrawn amounts.

     Maturities of long-term debt on December 31, 2002 of the Successor are as follows:

                                                                                               LOANS FROM
                                         SHAREHOLDER       SUBORDINATED       HIGH YIELD       FINANCIAL
                                            LOANS              LOANS         SENIOR NOTES     INSTITUTIONS        TOTAL
                                            -----              -----         ------------     ------------        -----
Due in 2003.......................            --              --                   --            26.1              26.1
Due in 2004.......................            --              --                   --            39.2              39.2
Due in 2005.......................            --              --                   --            48.2              48.2
Due in 2006.......................            --              --                   --            58.2              58.2
Due in 2007.......................            --              --                   --            67.2              67.2
Due thereafter....................           334.3            70.7                260.0         246.8             911.8
                                             -----            ----                -----         -----           -------
                                             334.3            70.7                260.0         485.7           1,150.7
                                             =====            ====                =====         =====           =======


     Long-term borrowing is primarily arranged by the Group, although there is a limited number of subsidiaries that have their own arrangements.

CURRENT DEBT

PREDECESSOR AT DECEMBER 31, 2000

     The EUR95.8 million of current debt primarily relates to short-term borrowings under EUR69.7 million Finnish commercial paper programs and EUR2.5 million Polish commercial paper programs. The average interest rate of the Predecessor's short-term borrowings was 5.9% at December 31, 2000 and 5.0% after giving effect to hedging activities.

PREDECESSOR AT JUNE 7, 2001

     The EUR154.9 million of current debt primarily relates to short-term borrowings under EUR132.4 million Finnish commercial paper programs. The average interest rate of the Predecessor's short-term borrowings was 5.1% on June 7, 2001 and 5.2% after giving effect to hedging activities.

                            SANITEC INTERNATIONAL S.A.

SUCCESSOR AT DECEMBER 31, 2001

     The EUR14.8 million of current debt primarily relates to the short-term borrowings under the EUR3.9 million Finnish commercial paper programs, with the remaining EUR6.2 million borrowed under liquidity facility and EUR4.7 million of overdrafts of subsidiaries. The average interest rate of the Successor's short-term borrowings was 8.7% on December 31, 2001. There were no interest rate hedging instruments related to current debt as of December 31, 2001.

     On December 31, 2001 the Successor had a EUR50 million undrawn under a revolving credit facility and a EUR34 million undrawn under a EUR40 million liquidity facility.

SUCCESSOR AT DECEMBER 31, 2002

     The EUR4.9 million of current debt relates to the short-term borrowings under local cash pools and overdrafts. There were no interest rate hedging instruments related to current debt as of December 31, 2002.

     On December 31, 2002 the subsidiaries of the Successor had a EUR50 million undrawn under a revolving credit facility.

COVENANTS

     The Senior term loans contain customary operating and financial covenants including maximum debt leverage and senior debt leverage ratios, minimum interest and fixed charge coverage ratios and restrictions on capital expenditure. Certain covenants were amended and approved by Senior Facility lenders in July 2002.

     The High Yield Senior Notes contain various operating and financial covenants.

15.  ACCRUED EXPENSES AND DEFERRED INCOME


                                                                  PREDECESSOR                       SUCCESSOR
                                                                  -----------                       ---------
                                                                                              POOL
                                                                                          ACQUISITION        SANITEC
                                                                                          NETHERLANDS     INTERNATIONAL
                                                                  SANITEC OYJ                 B.V.             S.A.
                                                                  -----------                 ----             ----
                                                               AT                              AT               AT
                                                          DECEMBER 31,         AT         DECEMBER 31,     DECEMBER 31,
                                                             2000        JUNE 7, 2001        2001             2002
                                                             ----        ------------        ----             ----
Accrued expenses and deferred income consist of:
   Warranty costs...................................         7.9           7.7               6.9                 6.5
   Income tax payable...............................         8.4          13.2              13.4                12.6
   Personnel expenses...............................        35.9          42.1              39.2                40.0
   Financial items..................................         1.8           3.5              10.7                 6.4
   Customer bonuses.................................        20.3          10.4              18.8                14.8
   Others...........................................        12.3          14.8              19.4                14.3
                                                            ----          ----             -----                ----
Total...............................................        86.6          91.7             108.4                94.6
                                                            ====          ====             =====                ====

                            SANITEC INTERNATIONAL S.A.

16.  COMMITMENTS AND CONTINGENT LIABILITIES

     The Predecessor and the Group had the following commitments and contingent liabilities:

     A first priority pledge of the share capital of Sanitec Oy has been granted as collateral for the Senior credit facility and a second priority pledge for the High Yield Senior Notes. A first priority pledge of all of the rights and claims pursuant to the Notes On-Loan 1, the PIK On-Loan 2 and the Shareholder On-Loan 2 have been granted as collateral for the High Yield Senior Notes.

     Certain of the Group subsidiaries have jointly and severally granted guarantees, taken out mortgages on business assets and mortgages on their real property, and pledged shares they share as collateral for loans from banking institutions to the Group totaling EUR485.7 million.

     The nominal value of all collateral granted by these Group subsidiaries exceeds the combined book value of the loans for which they have been given.

     Additionally, the Group had the following commitments and contingent liabilities:


                                                                  PREDECESSOR                       SUCCESSOR
                                                                  -----------                       ---------
                                                                                              POOL
                                                                                          ACQUISITION        SANITEC
                                                                                          NETHERLANDS     INTERNATIONAL
                                                                  SANITEC OYJ                 B.V.             S.A.
                                                                  -----------                 ----             ----
                                                               AT                              AT               AT
                                                          DECEMBER 31,         AT         DECEMBER 31,     DECEMBER 31,
                                                             2000        JUNE 7, 2001        2001             2002
                                                             ----        ------------        ----             ----
Mortgages to secure own borrowings...................          0.5            0.1              0.1             --
Mortgages to secure other commitments................          1.8            0.8             --                0.1
Assets pledged to secure own commitments.............          1.0            1.7              2.3              1.9
Guarantees for other commitments.....................          0.2            0.2             --                0.2
Other commitments....................................          3.0            2.6             15.9              2.5

LEASING COMMITMENTS

     The Group has several non-cancelable leases, primarily for machinery and equipment that mainly expire over the next three years.

     Rental expenses for operating leases for the year ended December 31, 2000, for the periods from January 1, 2001 through June 7, 2001 and from June 8, 2001 through December 31, 2001, and for the year ended December 31, 2002 were EUR9.1 million, EUR4.7 million, EUR5.3 million and EUR10.6 million, respectively.

                            SANITEC INTERNATIONAL S.A.

     Future minimum lease payments under noncancelable operating leases are: (1)


                                                                  PREDECESSOR                       SUCCESSOR
                                                                  -----------                       ---------
                                                                                              POOL
                                                                                          ACQUISITION        SANITEC
                                                                                          NETHERLANDS     INTERNATIONAL
                                                                  SANITEC OYJ                 B.V.             S.A.
                                                                  -----------                 ----             ----
                                                               AT                              AT               AT
                                                          DECEMBER 31,         AT         DECEMBER 31,     DECEMBER 31,
                                                             2000        JUNE 7, 2001        2001             2002
                                                             ----        ------------        ----             ----
Within one year.....................................          9.3            9.4             9.1              10.6
Between one and two years...........................          6.9            6.7             6.6               6.6
Between two and three years.........................          5.4            4.2             4.8               2.6
Between three and four years........................          3.3            3.1             1.6               1.6
Between four and five years.........................          2.7            1.5             1.3               1.5
Thereafter..........................................          3.0            3.0             2.5               0.8
                                                             ----           ----            ----              ----
                                                             30.6           27.9            25.9              23.7
                                                             ====           ====            ====              ====

----------
(1) The amounts represent the nominal amounts of rents according to operating leasing contracts.



CAPITAL LEASE OBLIGATIONS

     The Group has obligations under capital leases with future minimum lease payments as follows:

                                                                  PREDECESSOR                       SUCCESSOR
                                                                  -----------                       ---------
                                                                                              POOL
                                                                                          ACQUISITION        SANITEC
                                                                                          NETHERLANDS     INTERNATIONAL
                                                                  SANITEC OYJ                 B.V.             S.A.
                                                                  -----------                 ----             ----
                                                               AT                              AT               AT
                                                          DECEMBER 31,         AT         DECEMBER 31,     DECEMBER 31,
                                                             2000        JUNE 7, 2001        2001             2002
                                                             ----        ------------        ----             ----
Within one year....................................         0.3             0.3              0.5                0.5
Between one and two years..........................         0.3             0.2              0.5                0.2
Between two and three years........................         0.2             0.1              0.2                0.1
                                                           ----            ----             ----               ----
Total minimum lease payments.......................         0.8             0.6              1.2                0.8
Less amount representing interest..................        (0.1)           (0.0)            (0.1)              (0.0)
                                                           ----            ----             ----               ----
Present value of net minimum lease payments........         0.7             0.6              1.1                0.8
                                                           ====            ====             ====               ====


     There are no capital lease obligations maturing after three years.

17.  RELATED PARTY TRANSACTIONS

SHAREHOLDERS

     Sanitec Oy, formerly Pool Acquisition Helsinki Oy, was formed by the funds advised by BC Partners in order to acquire Sanitec Oyj. On June 7, 2001, Sanitec Oyj was acquired by Sanitec Oy, formerly Pool Acquisition Helsinki Oy. On November 14, 2001, the total share capital of Sanitec Oy, formerly Pool Acquisition Helsinki Oy, was transferred as contribution in kind to Pool Acquisition Netherlands B.V. Sanitec Oyj was merged into its parent company Sanitec Oy, formerly Pool Acquisition Helsinki Oy, on March 31, 2002. On April 3, 2002, the total share capital of Pool Acquisition

                            SANITEC INTERNATIONAL S.A.

Netherlands B.V. was transferred as contribution in kind to Sanitec International S.A. Pool Acquisition Netherlands B.V. was liquidated in November 2002.

     Sanitec Oy, formerly Pool Acquisition Helsinki Oy, and Sanitec International S.A. are members of the Group under common control of Sanitec International AG. Sanitec International AG is under control of Pool Acquisition S.A., the parent company.

     Effective March 28, 2002, Sanitec Oy, formerly Pool Acquisition Helsinki Oy, entered into a Service and Consultancy Agreement (the "Agreement"), with Sanitec International AG whereby Sanitec International AG will assist Sanitec Oy in developing a business strategy, implementing process improvements, and developing products and businesses. The CEO of Sanitec Oy, formerly Pool Acquisition Helsinki Oy, is an employee of Sanitec International AG. Sanitec International AG charges the costs related to such services plus an additional 5% to Sanitec Oy, formerly Pool Acquisition Helsinki Oy. The Agreement expires at the end of each financial year but shall be automatically extended for the following financial year unless terminated in writing by either party at least 60 days prior to the end of the initial or succeeding term. On rendering headquarter services to the Group, Sanitec International AG has charged the Group by EUR2.3 million in the year 2002. The Group has also charged Sanitec International AG by EUR0.4 million in the year 2002. On December 31, 2002, the Group had a net payable to Sanitec International AG of EUR0.2 million.

     In connection to the issuance of the Senior Notes on May 7, 2002, the Group became a party to PIK On-Loan 1 and Shareholder On-Loan 1 with Pool Acquisition S.A. Pursuant to these agreements, constituting subordinated indebtedness, the Group had a total liability of EUR405.0 million to Pool Acquisition S.A. on DecembeR 31, 2002. On December 31, 2001, the EUR312.2 million shareholder loan was provided directly to the Group by funds advised by BC Partners and other co-investors.

     The shareholder loan and Shareholder On-Loan 1 include accrued interest, which is not payable until maturity. In the year 2002, the interest expense of the shareholder loan and Shareholder On-Loan 1 was EUR22.1 million. Pursuant to the PIK On-Loan 1, the interest expense of the Group to Pool Acquisition S.A. was EUR6.1 million in the year 2002.

     CIE Management II Limited is a general partner of the funds advised by BC partners, which are the largest shareholders in Pool Acquisition S.A., parent company of the Group. Sanitec Oy, formerly Pool Acquisition Helsinki Oy, paid CIE Management II Limited fees of EUR7.5 million and EUR5.5 million during the period from June 8, 2001 to December 31, 2001 and the year 2002 respectively, for arranging the financing of the acquisition of Sanitec Oyj by the Successor.

     The Group had a receivable from DP Deutsche Pool Beteiligungs GmbH, a company owned by BC European Capital VII-1, totaling EUR1.6 million and EUR1.6 million as of December 31, 2001 and December 31, 2002, respectively.

     The Group has engaged in transactions with its former parent company Metra Corporation (presently Wartsila Corporation), including net sales of EUR0.3 million for the year ended December 31, 2000 and an accounts receivable balance of EUR0.2 million as of December 31, 2000. All of these transactions were made on an arm's length basis.

                           SANITEC INTERNATIONAL S.A.

ASSOCIATED COMPANIES

     The Group's transactions with associated companies include services provided to, and purchases from associated companies in the ordinary course of business. The Group's policy is to use commercial terms similar to those used with its suppliers or customers of similar size and location for these transactions.

     Purchases from associated companies totaled EUR0.6 million, EUR0.2 million, EUR0.1 million and EUR0.2 million for the year ended December 31, 2000, the periods from January 1, 2001 to June 7, 2001 and from June 8, 2001 to December 31, 2001, and for the year ended December 2002, respectively.

     Net assets related to associated companies, consisting primarily of trade receivables and payables, totaled EUR(0.2) million, EUR(0.1) million, EUR(0.1) million and EUR1.1 million for the year ended December 31, 2000, the periods from January 1, 2001 to June 7, 2001 and from June 8, 2001 to December 31, 2001, and for the year ended December 2002, respectively.

     The Group has an interest of 25% in the associated company AWEK Industrial Ltd. through its subsidiary Evac International Ltd. The Group has capitalized patents purchased from AWEK Industrial Ltd. amounting to EUR0.3 million, EUR0.1 million, EUR0.3 million and EUR0.4 million in the year ended
December 31, 2000, in the periods from January 1, 2001 to June 7, 2001 and from June 8, 2001 to December 31, 2001, and in the year ended December 31, 2002, respectively.

BOARD OF DIRECTORS AND MANAGEMENT

     There are no loans from the board of directors or management to the Predecessor or the Successor during the periods presented.

     No pledges or other commitments were given on behalf of the board of directors or management during the periods presented.

18.  LEGAL AND REGULATORY PROCEEDINGS

     The Group is a defendant in numerous lawsuits that arise out of, or are incidental to, the ordinary course of its business. In these legal proceedings, no specifically identified director, or associated company, is a party or named defendant. These lawsuits concern issues such as product liability, labor related matters, property damage and personal injury matters. It is the Group's policy to provide for amounts related to these legal matters if liability is ascertainable with reasonable certainty.

     The Group is not involved in any legal, arbitration or regulatory proceedings the outcome of which could be expected to have a material effect on the Group's financial position or results of operations.

19.  FINANCIAL INSTRUMENTS

     The following tables present the carrying amounts and estimated fair values of the Predecessor and the Group's financial instruments for the periods ended December 31, 2000, June 7, 2001, December 31, 2001 and December 31, 2002. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties. While the contract amounts presented for derivative instruments illustrates the scope of the Group's hedging activities, they

                           SANITEC INTERNATIONAL S.A.

do not necessarily represent amounts exchanged by the parties and, when considered separately, are not a measure of the Group's risk exposure. See note 1(e) to the consolidated financial statements for accounting policies relating to financial instruments.

                                                        PREDECESSOR                                  SUCCESSOR
                                                        -----------                                  ---------
                                                                                      POOL ACQUISITION           SANITEC
                                                        SANITEC OYJ                   NETHERLANDS B.V.      INTERNATIONAL S.A.
                                                        -----------                   ----------------      ------------------
                                          DECEMBER 31, 2000       JUNE 7, 2001        DECEMBER 31, 2001     DECEMBER 31, 2002
                                          -----------------       ------------        -----------------     -----------------
                                          CARRYING     FAIR     CARRYING    FAIR     CARRYING     FAIR      CARRYING    FAIR
                                           AMOUNT      VALUE     AMOUNT     VALUE     AMOUNT      VALUE      AMOUNT     VALUE
                                           ------      -----     ------     -----     ------      -----      ------     -----
Financial assets and liabilities consist of:
Long term investments and receivables.       7.4         7.4       9.4       9.4       10.6         10.6       10.0       10.0
Shares and holdings...................      39.3        39.3      42.5      42.5       41.7         41.7       33.8       33.8
Loans receivable......................       3.9         3.9       1.5       1.5        6.4          6.4        6.0        6.0
Cash and cash equivalents.............      17.7        17.7      21.1      21.1       68.0         68.0       34.6       34.6
Long-term debt and current
installments of long-term debt
including PIK loan and shareholder
loans.................................      75.2        75.7     175.1     176.2    1,122.2      1,122.2    1,150.7    1,136.4
Current debt..........................      95.8        95.8     154.9     154.9       14.8         14.8        4.9        4.9

                                                        PREDECESSOR                              PREDECESSOR
                                                        -----------                              -----------
                                                        SANITEC OYJ                              SANITEC OYJ
                                                        -----------                              -----------
                                                     DECEMBER 31, 2000                           JUNE 7, 2001
                                                     -----------------                           ------------
                                                                         AVERAGE                                  AVERAGE
                                           CONTRACT   CARRYING   FAIR    MATURITY   CONTRACT  CARRYING   FAIR     MATURITY
                                            AMOUNT     VALUE     VALUE   (MONTHS)   AMOUNT     VALUE     VALUE    (MONTHS)
                                            ------     -----     -----   --------   ------     -----     -----    --------
Derivative financial instruments consist of:
Interest rate swaps (1) (EURIBOR)........    50.0       (0.4)      0.8     50.7       50.0       0.0       0.4     45.4
Interest futures and forward rate
   agreements(EURIBOR and STIBOR)........    22.3        0.0      (0.1)     4.5       10.0       0.0       0.0      3.2
Forward foreign exchange contracts
   (Selling and buying) .................   188.8       (0.1)      0.6      1.4      218.6      (0.2)     (3.0)     2.1

                                                       SUCCESSOR                                SUCCESSOR
                                                       ---------                                ---------
                                           POOL ACQUISITION NETHERLANDS B.V.            SANITEC INTERNATIONAL S.A.
                                           ---------------------------------            --------------------------
                                                   DECEMBER 31, 2001                        DECEMBER 31, 2002
                                                   -----------------                        -----------------
                                                                       AVERAGE                                  AVERAGE
                                         CONTRACT   CARRYING   FAIR    MATURITY   CONTRACT  CARRYING   FAIR     MATURITY
                                          AMOUNT     VALUE     VALUE   (MONTHS)   AMOUNT     VALUE     VALUE    (MONTHS)
                                          ------     -----     -----   --------   ------     -----     -----    --------
Interest rate swaps (1) (EURIBOR)         380.0      (1.2)      7.3       53.4      330.0      (1.4)   (8.0)       40.2
Interest rate swaps (1) (GBP LIBOR)          --         --       --         --       30.7        0.0   (0.9)       36.2
Interest futures and forward rate
   agreements (EURIBOR and STIBOR)           --         --       --         --         --         --      --         --
Interest rate options                     100.0        0.0      0.5       36.2      100.0        0.0    (0.2)      24.0
Forward foreign exchange contracts
   (Selling and buying).............      246.3       (0.2)     1.2        3.2      150.8        0.0     0.3        2.8
Foreign Exchange Options............         --         --       --         --        4.2        0.0     0.0        0.7

----------
 (1) Fair values of interest rate swap agreements and interest rate options do not include the accrued interest.

         The shares and holdings are recorded at carrying value, which approximates fair value.

         The fair value of loans receivable, debt, and derivative instruments are estimated using the expected future cash payments, discounted at market interest rates as of the balance sheet date.

                           SANITEC INTERNATIONAL S.A.

         The carrying value of cash and cash equivalents approximates fair value.

         Forward foreign exchange contracts relates to the hedging of commercial (export and import) flows and loans. The maturities of these derivative instruments are from 1 day to 12 months. At the time that the forward contracts were entered into there were no cash requirements. Cash settlement of the forward contracts occur at maturity.

         Interest rate swaps and option contracts relate to the hedging of interest rate risk in respect of long-term borrowings. The share of the Group's floating rate loans as a proportion of total interest-bearing debt was 67.9% at December 31, 2001. After adjustment for interest rate swaps and option contracts, the proportion declines to 29.7%. At the time that the interest rate swap or option contracts were entered into, there were no cash requirements.

20.      OPTION PLAN

         At the Predecessor's annual general meeting on March 21, 2000, it was decided to issue in aggregate 3,300,000 warrants to the Group's key personnel, corresponding to 5% of the total share capital. In 2000, the board of directors allotted 1,700,000 warrants. The subscription period for the allotted warrants was March 1, 2002 through March 31, 2006 and an additional 1,600,000 warrants were retained for subsequent allotment. Of the warrants, 1,700,000 were marked with the letter A, 800,000 with the letter B and 800,000 with the letter C. The exercise price was based on the trade volume weighted average price of the share at the Helsinki Exchanges as follows:

         Warrant A: during the period February 21, 2000 to March 17, 2000 with an addition of 20%

         Warrant B: during March 2001 with an addition of 15%

         Warrant C: during March 2002 with an addition of 15%

         On the dividend record date, the amount of the dividend distributed after March 17, 2000, but before the exercise date, would have been deducted from the exercise price.

         The option plan was terminated when Sanitec Oy, formerly Pool Acquisition Helsinki Oy, acquired the Predecessor in 2001 and was concurrently delisted from the Helsinki Exchanges.

                           SANITEC INTERNATIONAL S.A.

21. SHARES AND SECURITIES IN SUBSIDIARIES, ASSOCIATED COMPANIES AND OTHER SHAREHOLDINGS

SANITEC INTERNATIONAL S.A. DECEMBER 31, 2002

                                                                                     COUNTRY OF             OWNERSHIP
SUBSIDIARIES(1)                                                                     INCORPORATION            INTEREST
---------------                                                                     -------------            --------
Sanitec Oy....................................................................         Finland                100.0
Pool Sub-Financing Helsinki Oy................................................         Finland                100.0
Pool Financing Helsinki Oy....................................................         Finland                100.0
Ido Bathroom Ltd..............................................................         Finland                100.0
Ido Baderom A/S...............................................................         Norway                 100.0
Porsgrund Oy..................................................................         Finland                100.0
Ido Badrum AB.................................................................         Sweden                 100.0
Porsgrund Bad A/S.............................................................         Norway                 100.0
Ifo Sanitar AB................................................................         Sweden                 100.0
Fastighets AB Pressarna.......................................................         Sweden                 100.0
Ifo Sanitar A/S...............................................................         Norway                 100.0
Scandi-aqualine A/S...........................................................         Denmark                100.0
Ifo Sanitar Eesti AS..........................................................         Estonia                100.0
Allia International S.A.S.....................................................         France                 100.0
Allia S.A.S...................................................................         France                 100.0
Polyroc S.A.S.................................................................         France                 100.0
Omnium de Distribution Sanitaires S.A.S.......................................         France                 100.0
Omnium de Distribution Sanitaires Sp. z o.o...................................         Poland                 100.0
Murena S.A.S..................................................................         France                 100.0
Leda S.A.S....................................................................         France                 100.0
Leda Production S.A.S.........................................................         France                 100.0
Koralle S.a.r.l...............................................................         France                 100.0
Produits Ceramiques de Touraine S.A...........................................         France                 100.0
S.N.B. Manufacture S.A.R.L....................................................         France                 100.0
Koninklijke Sphinx B.V........................................................         The Netherlands        100.0
Sanitair Techniek Rosmalen B.V................................................         The Netherlands        100.0
Warneton Industrie S.A........................................................         Belgium                100.0
Sanker Spol. S.r.o............................................................         Slovakia               100.0
ODS Panda Sp. z o.o...........................................................         Poland                 100.0
Sphinx Gustavsberg Wroclaw Sp. z o.o..........................................         Poland                  80.4
Deutsche Sphinx Beteiligungen GmbH............................................         Germany                100.0
Sphinx International B.V......................................................         The Netherlands        100.0
Baduscho Dusch- und Badeeinrichtungen Produktions- und Vertriebsgesellschaft m.b.H.    Austria                100.0
Bekon Koralle AG..............................................................         Switzerland            100.0
Koralle Sp. z o.o.............................................................         Poland                 100.0
Sphinx Bathrooms Belgium N.V..................................................         Belgium                100.0
Sphinx Bathrooms Ltd..........................................................         Great Britain          100.0
Koralle International GmbH....................................................         Germany                 94.8
Deutsche Sphinx Sanitar GmbH..................................................         Germany                 98.0
Koralle Sanitarprodukte GmbH..................................................         Germany                 98.0
Servico Gesellschaft fur Sanitartechnik GmbH..................................         Germany                 98.0
Ceravid GmbH.................................................................          Germany                100.0
Keramag Keramische Werke AG...................................................         Germany                 95.0
Keramag Kermische Werke Haldensleben GmbH.....................................         Germany                 95.0
Varicor S.A...................................................................         France                  95.0
Keramag Vertriebs Holding GmbH................................................         Germany                 95.0

                           SANITEC INTERNATIONAL S.A.

21. SHARES AND SECURITIES IN SUBSIDIARIES, ASSOCIATED COMPANIES AND OTHER SHAREHOLDINGS (CONTINUED)

SANITEC INTERNATIONAL S.A. DECEMBER 31, 2002 (CONTINUED)

                                                                                      COUNTRY OF           OWNERSHIP
SUBSIDIARIES(1)                                                                      INCORPORATION          INTEREST
---------------                                                                      -------------          --------
Eurocer Industria de Sanitarios S.A...........................................         Portugal               100.0
Kerallia Productos Sanitarios Lda.............................................         Portugal               100.0
Laminex Sp. z o.o.............................................................         Poland                 100.0
Evac International Ltd........................................................         Finland                100.0
Evac AB.......................................................................         Sweden                 100.0
Evac Vacuum Systems (Shanghai) Co Ltd.........................................         China                  100.0
Evac GmbH.....................................................................         Germany                100.0
AquaMar GmbH..................................................................         Germany                100.0
Evac Oy.......................................................................         Finland                100.0
Evac S.A.R.L..................................................................         France                 100.0
Evac S.r.l....................................................................         Italy                  100.0
Envirovac Inc.................................................................         USA                    100.0
Evac Ltda.....................................................................         Brazil                 100.0
Sanitec Kolo Sp. z o.o. ......................................................         Poland                  99.5
Scan Aqua Sp. z o.o. .........................................................         Poland                 100.0
Sugarlop B.V..................................................................         The Netherlands        100.0
Sanitec Leasing AB............................................................         Sweden                 100.0
Domino Italia S.p.A...........................................................         Italy                  100.0
Sanitec Italia S.p.A. ........................................................         Italy                  100.0
Pozzi Ginori S.p.A............................................................         Italy                  100.0
Sanitec Servizi Logistici S.r.L...............................................         Italy                  100.0
Domino S.p.A..................................................................         Italy                  100.0
Royal Sanitec AB..............................................................         Sweden                 100.0
Sanitec UK....................................................................         Great Britain          100.0
Twyford Bathrooms.............................................................         Great Britain          100.0
Twyford Holdings Ltd..........................................................         Great Britain          100.0
Twyford Ltd...................................................................         Great Britain          100.0
Twyford Plumbing Solutions Ltd................................................         Great Britain          100.0
Curran Ltd....................................................................         Great Britain          100.0
Sanitec Service GmbH..........................................................         Germany                100.0

ASSOCIATED COMPANIES
Hutschenreuther-Keramag GmbH..................................................         Germany                 47.5
Ceramics Holdings Middle East B.V.............................................         The Netherlands         50.0
Ceramic Holdings Middle East C.V..............................................         The Netherlands         50.0
AWEK Industrial Patents Ltd. Oy...............................................         Finland                 25.0

OTHER SHAREHOLDINGS
Sanitec Holding AG............................................................         Switzerland             19.9
Sanitec Holdings Pte Ltd......................................................         Singapore               19.9
Sphinx Technical Ceramics B.V.(2).............................................         The Netherlands        100.0

----------
(1)  Includes its major subsidiaries.
(2) Loss for the financial period 2002 of Sphinx Technical Ceramics B.V. was EUR(5.8) million and the Shareholders' equity as of December 31, 2002 was EUR(9.2) million.

                           SANITEC INTERNATIONAL S.A.

22.      SUBSEQUENT EVENTS

         Effective January 20, 2003, an Extraordinary Shareholders' Meeting of Sanitec Oy, formerly Pool Acquisition Helsinki Oy, decided to form the previous Board of Directors of the company into a new Supervisory Board. The Supervisory Board consists of Mr. Berndt Brunow (chairman), Mr. Jens Reidel, Mr. Hanns Ostmeier, Mr. Peter Korfer-Schun and Mr. Stefano Mazzotti. Simultaneously, a new Board of Directors was appointed, consisting of Mr. Rainer Simon (chairman), Mr. Timo Lehto and Mr. Pertti Lehti.

         In February 2003, a management participation program was initiated. In this program, certain members of the senior management of the Group were given an opportunity to acquire a total of 503,331 shares of Sanitec International AG, the parent company of Sanitec International S.A. These shares were previously held by the funds advised by BC Partners and represent 5.0% of the total number of shares of Sanitec International AG. By March 20, 2003, a total of 489,998 shares (4.9%) were purchased by the members of the senior management. The purchase price was EUR15 per share. After completion of the management participation program, Pool Acquisition S.A. continues to hold 9,333,686 shares (93.3%) and the funds advised by BC Partners 162,983 shares (1.6%) in Sanitec International AG respectively.

         On May 7, 2002 Sanitec International S.A. issued EUR260.0 million of 9% p.a. coupon 10-year senior notes. In January 2003, the Exchange Offer of the High Yield Senior Notes was registered with the Securities and Exchange Commission in the United States. The Exchange Offer was completed on March 31, 2003. A total of EUR260.0 million of the notes were exchanged.

                           SANITEC INTERNATIONAL S.A.

23. SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN FINLAND AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES

         The Group's consolidated financial statements have been prepared in conformity with Finnish GAAP, which differs in certain significant respects from US GAAP. The effects of the application of US GAAP to the net income and shareholders' equity are set out in the tables below:

                                                                  PREDECESSOR                         SUCCESSOR
                                                                  -----------                         ---------
                                                                                               POOL
                                                                                           ACQUISITION          SANITEC
                                                                  SANITEC OYJ            NETHERLANDS B.V.  INTERNATIONAL S.A.
                                                                  -----------            ----------------  ------------------
                                                                                           PERIOD FROM
                                                           YEAR ENDED      PERIOD FROM       JUNE 8 -
                                                          DECEMBER 31,     JANUARY 1 -     DECEMBER 31,        YEAR ENDED
                                                 NOTES        2000        JUNE 7, 2001         2001        DECEMBER 31, 2002
                                                 -----        ----        ------------         ----        -----------------
                                                         (AMOUNTS IN MILLIONS OF EURO EXCEPT PER SHARE AND SHARE DATA)
Net income (loss) in accordance with Finnish
GAAP......................................                    39.2             13.3            (17.2)            (74.8)
US GAAP adjustments:
    Business combinations, net of tax.....        (a)         (3.4)            (1.0)           (24.1)             21.1
    Derivatives and hedging activities....        (b)          --              (0.8)             8.6             (16.5)
    Revaluation of property...............        (c)          0.1             --              --                 --
    Pensions..............................        (d)          4.2              0.8              1.3               1.0
    Intangible assets.....................        (e)          --              --              --                  0.1
    Software development costs............        (f)          --              (0.1)             0.4               0.3
    Capitalization of interest............        (g)         (0.2)            (0.1)           --                 (0.2)
    Debt issuance costs...................        (h)          --              --               (1.3)              0.2
    Associated companies..................        (i)          0.4              0.1             (0.2)              3.6
    Investments in securities.............        (j)          --              --              --                 (1.8)
    Acquired operations held for sale.....        (k)          --              (0.4)           --                 --
    Deferred taxes........................        (l)          1.4             --               (1.2)              0.6
    Tax effect of US GAAP adjustments                         (1.4)            --               (3.0)              2.8
                                                           ----------      ----------        ----------        ----------
Net income (loss) in accordance with
US GAAP...................................                    40.3             11.8            (36.7)            (63.6)
                                                           ==========      ==========        ==========        ==========
Earnings (loss) per share in accordance with
US GAAP...................................
    Basic and diluted earnings (loss)
    per share ............................                     0.6              0.2            n/a               n/a
    Weighted basic and diluted average
    number of shares (1,000)..............                  62,209           62,209            n/a               n/a

                           SANITEC INTERNATIONAL S.A.

                                                                  PREDECESSOR                        SUCCESSOR
                                                                  -----------                        ---------
                                                                                               POOL            SANITEC
                                                                                           ACQUISITION      INTERNATIONAL
                                                                  SANITEC OYJ            NETHERLANDS B.V.        S.A.
                                                                  -----------            ----------------        ----
                                                          AT DECEMBER 31,   AT JUNE 7,   AT DECEMBER 31,   AT DECEMBER 31,
                                                 NOTES         2000            2001            2001              2002
                                                 -----         ----            ----            ----              ----
                                                                           (AMOUNTS IN MILLIONS OF EURO)
Shareholders' equity in accordance with
Finnish GAAP..............................                    366.9           375.4           131.9              40.7
US GAAP adjustments:
    Business combinations, net of tax.....        (a)          (6.2)           (7.2)          (24.1)             (3.0)
    Derivatives and hedging activities....        (b)          --               0.2             8.6              (7.9)
    Revaluation of property...............        (c)          (1.4)           (1.4)           --                --
    Pensions..............................        (d)          --               0.8             1.3               2.3
    Intangible assets.....................        (e)           0.1             0.1            --                 0.1
    Software development costs............        (f)           0.2             0.1             0.4               0.7
    Capitalization of interest............        (g)           1.0             0.9            --                (0.2)
    Debt issuance costs...................        (h)          --              --              (1.3)             (1.1)
    Associated companies..................        (i)          (1.0)           (0.9)           (0.2)              3.4
    Investments in securities.............        (j)           2.0             1.8            (0.5)             (1.8)
    Acquired operations held for sale.....        (k)          --              (0.4)           --                --
    Deferred taxes........................        (l)           0.7             0.7            (1.2)             (0.6)
    Tax effect of US GAAP adjustments                          (0.7)           (0.9)           (2.9)             (0.3)
                                                           ----------      ----------        ----------        ----------
Shareholders' equity in accordance with
US GAAP ..................................                    361.6           369.2           112.0              32.3
                                                           ==========      ==========        ==========        ==========

A)       BUSINESS COMBINATIONS

         Under Finnish GAAP, the cost of a company acquired in a purchase business combination includes direct costs of acquisition. The excess of the cost of the acquired company over the amounts assigned to identifiable assets, based upon the value of the assets less the liabilities assumed, is recorded as goodwill. However, the concept of allocating the purchase consideration based on the estimated fair values of acquired assets and liabilities assumed is less comprehensive in Finnish GAAP than in US GAAP. Generally, tangible assets are recorded at fair value, while other assets acquired and liabilities assumed are recorded at net book value rather than fair value, as required under US GAAP.

         Under US GAAP, prior to the adoption of SFAS No. 141, "BUSINESS COMBINATIONS", business combinations were accounted for in accordance with Accounting Principles Bulletin (APB) No. 16, "BUSINESS COMBINATIONS". Business combinations initiated prior to June 30, 2001 were accounted for either as pooling-of-interests or purchases. These two methods were not alternatives for the same transactions. All acquisitions of the Group have taken place prior to June 30, 2001 and were all accounted for as purchase acquisitions under APB No. 16.

         Under Finnish GAAP, goodwill arising on acquisition is generally capitalized and amortized over the estimated useful life, not exceeding 20 years. Under US GAAP, prior to January 1, 2002, goodwill and all identifiable intangible assets arising on acquisition were capitalized and amortized over their estimated useful lives, not exceeding 40 years.

                           SANITEC INTERNATIONAL S.A.

         In June 2001, the Financial Accounting Standards Board (FASB) issued the Statement of Financial Accounting Standard (SFAS) No. 141, "BUSINESS COMBINATION", and SFAS No. 142, "GOODWILL AND OTHER INTANGIBLE ASSETS".

         SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, thereby eliminating use of the pooling-of-interests method. SFAS No. 141 also specifies the types of acquired intangible assets that are required to be recognized and reported separately from goodwill and those acquired intangible assets that are required to be included in goodwill.

         SFAS No. 142 requires that goodwill no longer be amortized, but instead tested for impairment at least annually. SFAS No. 142 also requires recognized intangible assets with a definite useful life to be amortized over their respective estimated useful lives and reviewed for impairment in accordance with SFAS No. 144, "ACCOUNTING FOR THE IMPAIRMENT OF DISPOSAL OF LONG-LIVED ASSETS". Any recognized intangible asset determined to have an indefinite useful life will not be amortized, but instead tested for impairment in accordance with SFAS No. 142 until its life is determined no longer be indefinite. SFAS No. 142 is to be applied starting with fiscal years beginning after December 15, 2001. Goodwill and intangible assets acquired prior to July 1, 2001 continue to be amortized and tested for impairment in accordance with pre-SFAS No. 142 requirements until the adoption of the provisions of SFAS No.142.

         The Group adopted the provisions of SFAS No. 141 and SFAS No. 142 as of July 1, 2001 and January 1, 2002 respectively. Goodwill acquired in business combinations completed before July 1, 2001 was amortized until December 31, 2001.

         As of January 1, 2002, the Group re-evaluated the useful lives for intangible assets, as required by SFAS 142. As a result of the re-evaluation, trademarks were determined to have indefinite useful lives, while the other intangible assets were determined to continue with previously determined useful lives, which are the average of 27 years for customer relationships and 12 years for patents and unpatented technology for the vacuum sewage systems. Intangible assets determined to have definite lives continued to be amortized over their useful lives from January 1, 2002 onwards.

         As of January 1, 2002, the Group also performed a transitional impairment test for recognized intangible assets determined to have indefinite useful lives as required by SFAS 142. Such intangible assets consist of trademarks, with a carrying value of EUR350.6 million as of January 1, 2002. In the impairment test, the fair value of the intangible assets was compared with its carrying value. As a result of the test, no impairment for the indefinite lived intangible assets was recognized. The indefinite lived intangible assets were continued to be recognized at their carrying value with no subsequent amortization from January 1, 2002 onwards.

         As of January 1, 2002, the Group also performed a transitional impairment test for goodwill, as required by SFAS 142. Under SFAS 142, goodwill is required to be tested for impairment at a reporting unit level. A reporting unit is the same as, or one level below, an operating segment as defined in FASB Statement No. 131, "DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION". For the purposes of goodwill impairment testing, the Group defined three reporting units, which are the operating segments bathroom ceramics, bath and shower products and vacuum sewage systems.

         In the first step of the goodwill impairment test as required by SFAS 142, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit. To

                           SANITEC INTERNATIONAL S.A.

perform the first step of the goodwill impairment test, the carrying values of the reporting units were determined, and the total of unamortized goodwill of EUR418.4 million as of January 1, 2002, was allocated to reporting units. The carrying value of each of the reporting units was compared with its fair value. As a result of the first step of the goodwill impairment test, no indication of goodwill impairment was recognized to exist. The second step of the goodwill impairment test, as required by SFAS 142 to be performed if an indication of goodwill impairment existed in the first step of the goodwill impairment test, is not required to be performed. The goodwill was continued to be recognized at its carrying value with no subsequent amortization from January 1, 2002 onwards.

         As of December 31, 2002 the Group performed an annual impairment test for recognized intangible assets determined to have indefinite useful lives as required by SFAS 142. Such intangible assets consist of trademarks, with a carrying value of EUR350.6 million prior to the annual impairment test. In the test, the fair value of the intangible asset was compared with its carrying value. The impairment testing was carried out separately for each trademark using the relief from royalty method. During 2002, the Group has reorganized the trademark portfolio structure and management, resulting into changes in the valuation of individual trademarks. Therefore, in the impairment test, the carrying values of certain trademarks in the bathroom ceramics and bath and shower products segments exceeded the respective fair values, although the fair value of the total trademark portfolio exceeded the respective carrying value; accordingly, certain trademarks were considered impaired. As the operations of the vacuum sewage systems segment continued to be affected by the events on September 11, 2001, the carrying value of the trademark in the vacuum sewage systems segment also exceeded the fair value. A total impairment charge for trademarks of EUR(9.7) million was recognized for US GAAP purposes. After the recorded impairment, the trademarks have a carrying value of EUR340.9 million with no subsequent amortizations from January 1, 2003 onwards.

         As of December 31, 2002 the Group also performed an annual impairment test for goodwill at a reporting unit level, consisting of the operating segments bathroom ceramics, bath and shower products and vacuum sewage systems. In the first step of the goodwill impairment test, the carrying value of each of the reporting units was compared with its fair value. As a result of the first step of the goodwill impairment test, no indication of goodwill impairment was recognized to exist. The second step of the goodwill impairment test was not required to be performed. The goodwill continued to be recognized at its carrying value of EUR417.7 million with no subsequent amortization from January 1, 2003 onwards.

         In August 2001, FASB issued SFAS No. 144, "ACCOUNTING FOR THE IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS". SFAS No. 144 provides a single accounting model for long-lived assets to be disposed of. SFAS No. 144 also changes the criteria for classifying an asset as held for sale; and broadens the scope of businesses to be disposed of that qualify for reporting as discontinued operations and changes the timing of recognizing losses on such operations. The Group adopted SFAS No. 144 on January 1, 2002.

         In accordance with SFAS No. 144, long-lived assets, such as property, plant, and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposed group classified as

                           SANITEC INTERNATIONAL S.A.

held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

         As of December 31, 2002 the long-lived assets of the Group were reviewed for impairment as required by SFAS No. 144. For the bathroom ceramics and bath and shower products segments no events or changes in circumstances were recognized that would indicate that the carrying amount of an asset may not be recoverable. As the operations of the vacuum sewage systems segment were severely affected by the events of September 11, 2001, an undiscounted cash flow test for impairment was performed for the intangible assets recognized in vacuum sewage systems segment, consisting of customer relations and patents and unpatented technology. As a result of the test, the estimated undiscounted cash flows expected to be generated by the intangible assets were recognized to exceed the carrying values of the respective assets, and no indication of impairment was recognized to exist.

         Prior to the adoption of SFAS No. 144, the Group accounted for long-lived assets in accordance with SFAS No. 121, "ACCOUNTING FOR IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF".

SANITEC OYJ ACQUISITION

         On June 7, 2001, the Successor acquired an interest of 60.8% in Sanitec Oyj from Wartsila Oyj Abp and a group of investors. Also, the Successor made a public offer to acquire the entire share capital of Sanitec Oyj. At June 30, 2001, the Successor held 98.9% of Sanitec Oyj shares, and at December 31, 2001 held 100% of Sanitec Oyj shares. The acquisition cost of EUR14.60 per share was paid in cash. The total acquisition cost, including acquisition related costs of EUR21.5 million during the period ended December 31, 2001 and EUR2.5 million during the period ended December 31, 2002, consisting primarily of legal and professional fees, amounted to EUR932.5 million.

         On November 14, 2001, the total share capital of Sanitec Oy, formerly Pool Acquisition Helsinki Oy, was transferred as contribution in kind to Pool Acquisition Netherlands B.V. On April 3, 2002, the total share capital of Pool Acquisition Netherlands B.V. was transferred further as contribution in kind to Sanitec International S.A.

         The acquisition of Sanitec Oyj by the Successor was accounted for using the purchase method of accounting under Finnish GAAP and US GAAP. Sanitec Oyj has been consolidated into the Group financial statements as of June 8, 2001.

         The purchase price was allocated at acquisition date on a preliminary basis. In 2002, the Group reviewed and finalized the fair values associated with the acquisition of Sanitec Oyj on June 7, 2001. The results of this review, and its treatment under Finnish GAAP in the consolidated financial statements, are set out in Note 3. Finnish GAAP permits information arising in the post-acquisition allocation period, considered to be the calendar year following the acquisition, which gives additional evidence as to the fair value of assets and liabilities at the acquisition date, to be for the purposes of adjusting fair values at the acquisition date.

         Under US GAAP, purchase price allocation adjustments are permitted during the allocation period, which is defined as one year from the date of acquisition, to the extent pre-acquisition contingencies were identified at the acquisition date and formal arrangements were in place at the acquisition date to obtain the necessary additional information to finalize the fair values of assets acquired

                           SANITEC INTERNATIONAL S.A.

and liabilities assumed at that time. Therefore, under US GAAP, the final purchase price allocation has been made on June 7, 2002.

         The following table reflects the reconciliation of the purchase accounting adjustments from Finnish GAAP to US GAAP:

                                          FINNISH GAAP                      US GAAP                         US GAAP
                                     PURCHASE BALANCE SHEET      PURCHASE ACCOUNTING ADJUSTMENTS     PURCHASE BALANCE SHEET
                                     ----------------------      -------------------------------     ----------------------
                                 DECEMBER    ADJUST-  DECEMBER    DECEMBER   ADJUST-   DECEMBER   DECEMBER   ADJUST-   DECEMBER
                         NOTES      2001      MENTS     2002        2001      MENTS      2002       2001      MENTS      2002
                         -----      ----      -----     ----        ----      -----      ----       ----      -----      ----
                                                                 (AMOUNTS IN MILLIONS OF EURO)
PURCHASE CONSIDERATION..           930.0       2.5      932.5       --        --        --         930.0      2.5       932.5
                                 --------   --------  --------   --------   -------- --------    --------  --------   ---------

NET ASSETS ACQUIRED
   Intangible assets.... (i)       196.0       --       196.0      220.0      --       220.0       416.0      --        416.0
   Tangible assets...... (ii)      337.9      38.6      376.5       50.9     (37.6)     13.3       388.8      1.0       389.8
   Inventories.......... (iii)     172.6      (0.2)     172.4       45.2      (0.2)     45.0       217.8     (0.4)      217.4
   Other current
   assets............... (iv)      273.4      (0.4)     273.0       42.2       0.3      42.5       315.6     (0.1)      315.5
   Restructuring
   provisions........... (v)      (60.0)    (24.5)     (84.5)      29.2      20.2      49.4       (30.8)    (4.3)      (35.1)
   Other provisions..... (v)      (50.4)      --       (50.4)       --        --        --        (50.4)      --       (50.4)
   Deferred tax
   assets/
   (liabilities)........ (vi)       14.5     (10.6)       3.9     (204.8)     10.7    (194.1)     (190.3)     0.1      (190.2)
   Liabilities.......... (vii)    (557.9)      --      (557.9)      (1.1)      --       (1.1)     (559.0)     --       (559.0)
                                 --------   --------  --------   --------   -------- --------    --------  --------   ---------
TOTAL NET ASSETS........           326.1       2.9      329.0      181.6      (6.6)    175.0       507.7     (3.7)      504.0
                                 --------   --------  --------   --------   -------- --------    --------  --------   ---------

EXCESS OF PURCHASE
CONSIDERATION OVER
NET ASSETS ACQUIRED....  (viii)    603.9      (0.4)     603.5     (181.6)      6.6    (175.0)      422.3      6.2       428.5
                                 ========   ========  ========   ========   ======== ========    ========  ========   =========

(i) Estimated fair values are allocated to the identifiable intangible assets arising on acquisition for trademarks of EUR355.6 million, customer relationships of EUR38.6 million and other intangibles of EUR12.1 million, consisting primarily of patents and unpatented technology for the vacuum sewage systems segment, net of EUR186.3 million for goodwill related to previous acquisitions which is recorded as an intangible asset at carrying value under Finnish GAAP. Intangible assets are amortized over their estimated useful lives, which are 40 years for trademarks, the average of 27 years for customer relationships and 12 years for patents and unpatented technology. Subject to implementation of SFAS No. 142, "GOODWILL AND OTHER INTANGIBLE ASSETS", effective January 1, 2002, trademarks were determined to be indefinite lived intangible assets, which are no longer amortized, but instead subject to impairment testing at least annually.

(ii) In December 2001, estimated fair values are allocated to land and buildings of EUR49.2 million and to shares in associated companies of EUR(0.9) million. A reversal is recorded for EUR2.6 million recognized under Finnish GAAP as a restructuring liability that does not qualify for recognition in accordance with EITF issue No. 95-3 under US GAAP.

       In December 2002, a further adjustment of EUR6.3 million was recorded for a restructuring liability made after June 7, 2002 under Finnish GAAP, which does not qualify for recognition in accordance with EITF issue No. 95-3 under US GAAP. A reversal of EUR(43.9) million was recorded for a fair value adjustment to land and buildings made under Finnish GAAP in 2002, which was made in December 2001 under US GAAP.

                           SANITEC INTERNATIONAL S.A.

(iii) In December 2001, inventories are adjusted by EUR45.2 million to their estimated fair value at the date of acquisition including consideration of manufacturing profit. In December 2002, a further adjustment of EUR(0.2) million was recorded for a restructuring liability made after June 7, 2002 under Finnish GAAP, which does not qualify for recognition in accordance with EITF issue No. 95-3 under US GAAP.

(iv) In December 2001, the remeasurement of the pension benefit obligation and fair value of the pension plan assets resulted in an adjustment of EUR40.2 million, and other adjustments of EUR2.0 million reflect primarily the fair value adjustment of marketable securities based on the quoted market price. In December 2002, a further adjustment of EUR0.3 million was recorded for a restructuring liability made after June 7, 2002 under Finnish GAAP, which does not qualify for recognition in accordance with EITF issue No. 95-3 under US GAAP.

(v) As of June 7, 2001, the management of Sanitec Oy, formerly Pool Acquisition Helsinki Oy initiated a number of restructuring measures in the Group. By the end of 2001, management had identified the scope of the measures to be carried out, and by the end of 2002 finalized the plan and committed the Group to the restructuring measures. The major actions included in this plan were closures of four ceramic factories, two in the United Kingdom, one in Germany and one in Belgium, reorganizing of operations in the train sector of our vacuum sewage systems segment Evac in Sweden and Germany and reorganizing our administrative functions in Italy. The measures in Evac and Italy were initiated already during 2001 and were substantively carried out by the end of 2002. Two ceramics factories were closed during 2002, one in the United Kingdom and another in Germany. The remaining measures are scheduled to be carried out during 2003. Approximately 135 employees and 255 employees were terminated as a result of the restructuring measures in the year 2001 and 2002 respectively.

       Under Finnish GAAP, there is no specific guidance to prescribe the type and timing of restructuring costs that are recorded in connection with purchase acquisitions. Therefore, as allowed under Finnish GAAP, adjustments to costs related to restructuring plans initiated in connection to the acquisitions of Sanitec Oyj by the Successor as of June 7, 2001 have been made until December 31, 2002. Under US GAAP, restructuring costs related to the activities of an acquired company are recognized in accordance with the criteria as specified by EITF issue No. 95-3. Adjustments to restructuring costs have therefore been made until one year had elapsed from the date of acquisition until June 7, 2002.

       In December 2001, the EUR29.2 million reversal of the provision relates primarily to restructuring costs recognized under Finnish GAAP, which are not in accordance with the criteria specified by EITF issue No. 95-3. In 2002, a further adjustment of EUR20.2 million was recorded for restructuring costs recognized under Finnish GAAP, which were not in accordance with the criteria specified by EITF issue No. 95-3. See note 24(b) for changes in restructuring provisions.

       Other provisions include miscellaneous other liabilities and accruals relating primarily to pensions, litigation, warranty reserves and holiday pay.

(vi) Deferred taxes are based on the estimated tax bases of acquired assets and liabilities at the date of acquisition.

(vii) Liabilities are recorded at the present value of the amount to be paid using interest rates prevailing at the acquisition date.

                           SANITEC INTERNATIONAL S.A.

(viii) The excess of purchase consideration over the assets acquired and liabilities assumed is regarded as goodwill and amortized over the estimated economic life of 20 years under both Finnish GAAP and US GAAP during the period from June 8, 2001 to December 31, 2001. Subject to implementation of SFAS No. 142, "GOODWILL AND OTHER INTANGIBLE ASSETS", effective January 1, 2002, goodwill will no longer be amortized for US GAAP purposes, but instead be subject to impairment testing at least annually.

(ix) The investment in Sphinx Technical Ceramics B.V. (STC), whose operations are in a different line of business from the Successor, was to be held for sale or closure. At the date of acquisition the Successor expected to dispose of STC within one year. The purchase consideration has been allocated to STC based on fair value of the investment giving consideration to estimated net cash flows from operations to the estimated date of sale or closure. This results in a net negative investment of EUR(2.0) million. Operating losses of EUR(0.5) million and EUR(0.9) million have been excluded from the statement of operations of the period June 8, 2001 to December 31, 2001 and the year 2002, respectively.

     Assuming that the acquisition of Sanitec Oyj had occurred on January 1, 2001, the unaudited pro forma net sales, income before income taxes and minority interests, net income and earnings per share of the Successor would have been EUR994.5 million, EUR(29.4) million, EUR(54.8) million and EUR(1.8) million, respectively for the peRiod from January 1, 2001 to December 31, 2001.

TWYFORD ACQUISITION

         In January 2001, Sanitec Oyj acquired a 100% interest in Twyford Bathrooms. The acquisition cost of EUR136.7 million, including EUR2.6 million of acquisition related costs consisting primarily of legal and professional fees, was paid in cash. A reduction to original purchase price resulting from taxes payable from previous years amounted to EUR2.8 million.

         Twyford is a producer and distributor of bathroom ceramics and bath and shower products in the United Kingdom. Twyford has been consolidated into the Group financial statements as of January 1, 2001.

         The acquisition of Twyford Bathrooms by Sanitec Oyj was accounted for using the purchase method of accounting under Finnish GAAP and US GAAP.

                           SANITEC INTERNATIONAL S.A.

         The following table reflects the reconciliation of the purchase accounting adjustments from Finnish GAAP to US GAAP:

                                                             FINNISH GAAP
                                                           PURCHASE BALANCE     US GAAP PURCHASE    US GAAP PURCHASE
                                                                 SHEET             ACCOUNTING         BALANCE SHEET
                                                 NOTES       JANUARY 2001          ADJUSTMENTS        JANUARY 2001
                                                 -----       ------------          -----------        ------------
                                                                         (AMOUNTS IN MILLIONS OF EURO)
PURCHASE CONSIDERATION....................                      133.9                  --                133.9
                                                              --------              --------           --------

NET ASSETS ACQUIRED
    Tangible and intangible assets........       (i)             57.0                 46.6               103.6
    Inventories...........................       (ii)            16.6                  3.3                19.9
    Other current assets..................                       66.6                  --                 66.6
    Restructuring provisions..............       (iii)           (2.1)                 1.7                (0.4)
    Deferred tax assets / (liabilities)...       (iv)            (4.6)               (15.8)              (20.4)
    Liabilities...........................                      (64.2)                 --                (64.2)
                                                              --------              --------           --------
TOTAL NET ASSETS..........................                       69.3                 35.8               105.1
                                                              --------              --------           --------

EXCESS OF PURCHASE CONSIDERATION OVER NET
ASSETS ACQUIRED...........................       (v)             64.6                (35.8)               28.8
                                                              ========              ========           ========

(i) Estimated fair values are allocated to the identifiable intangible assets arising on acquisition for trademarks of EUR39.8 million and customer relationships of EUR3.9 million, and to tangible assets consisting of buildings of EUR2.9 million. Intangible assets are amortized over their estimated useful lives, which are 40 years for trademarks and 30 years for customer relationships.

(ii) Inventories are adjusted to their estimated fair value at the date of acquisition including consideration of manufacturing profit.

(iii) Under Finnish GAAP, there is no specific guidance to prescribe the type and timing of restructuring costs that are recorded in connection with purchase acquisitions. Under US GAAP, restructuring costs related to the activities of an acquired company are recognized in accordance with the criteria specified by EITF issue No. 95-3. The reversal of the provision relates primarily to restructuring costs recognized under Finnish GAAP, which are not in accordance with the criteria specified by EITF issue No. 95-3, and costs that will have future economic benefit.

       In January 2001, the management of Sanitec initiated restructuring measures in Twyford primarily involving closing an office in the Far East and some reductions in staff in the United Kingdom. As a result of these measures three employees were terminated by the end of 2001. See Note 24(b) for changes in restructuring provisions.

(iv) Deferred taxes are based on the estimated tax bases of acquired assets and liabilities at the date of acquisition.

(v) The excess of purchase consideration over the assets acquired and liabilities assumed is regarded as goodwill and amortized over the estimated economic life of 20 years under both Finnish GAAP and US GAAP beginning in the period ended June 7, 2001.

                           SANITEC INTERNATIONAL S.A.

         Assuming the acquisition of Twyford had occurred on January 1, 2000, the unaudited pro forma net sales, income before income taxes and minority interests, net income and earnings per share of the Successor would have been EUR1,007.5 million, EUR36.5 million, EUR36.5 million and EUR0.6 million, respectively for the year ending DecemBer 31, 2000.

SPHINX ACQUISITION

         In December 1999, Sanitec Oyj acquired 97.8% interest in a Dutch Group N.V. Koninklijke Sphinx Gustavsberg ("Sphinx"). By the end of 2000, Sanitec Oyj had acquired 99.9% interest in Sphinx. The total acquisition cost, including acquisition related costs of EUR4.8 million consisting primarily of legal and professional fees, was EUR127.6 million paid in cash.

         Sphinx is a multinational producer of bathroom ceramics and bath and shower products with main operations in the Benelux countries, France and Germany. By the end of 2000, Sphinx operations had been integrated into those of Sanitec Oyj. Sphinx has been consolidated into the Group financial statements as of December 31, 1999.

         The acquisition of Sphinx by Sanitec Oyj was accounted for using the purchase method of accounting under Finnish GAAP and US GAAP.

         The following table reflects the reconciliation of the purchase accounting adjustments from Finnish GAAP to US GAAP:


                                                             FINNISH GAAP                                US GAAP
                                                               PURCHASE         US GAAP PURCHASE        PURCHASE
                                                             BALANCE SHEET         ACCOUNTING         BALANCE SHEET
                                                 NOTES       DECEMBER 1999         ADJUSTMENTS        DECEMBER 1999
                                                 -----       -------------         -----------        -------------
                                                                     (AMOUNTS IN MILLIONS OF EURO)
PURCHASE CONSIDERATION                                           127.6                 --                 127.6
                                                               --------             --------            --------

NET ASSETS ACQUIRED
    Intangible assets.....................        (i)             0.9                 65.3                66.2
    Tangible assets.......................       (ii)            105.2               (12.7)               92.5
    Long term loan receivable.............                        1.4                  --                  1.4
    Inventories...........................       (iii)           36.6                 10.6                47.2
    Other current assets..................       (iv)            40.0                 51.3                91.3
    Restructuring provisions..............        (v)           (20.4)                 7.8               (12.6)
    Other provisions......................        (v)           (15.2)                 --                (15.2)
    Deferred tax assets / (liabilities)...       (vi)            15.6                (49.1)              (33.5)
    Long-term liabilities.................       (vii)          (60.3)                (1.3)              (61.6)
    Current liabilities...................       (iv)           (54.2)                 6.1               (48.1)
                                                               --------             --------            --------
TOTAL NET ASSETS..........................                       49.6                 78.0                127.6
                                                               --------             --------            --------

EXCESS OF PURCHASE CONSIDERATION OVER NET
ASSETS ACQUIRED...........................      (viii)           78.0                (78.0)                0.0
                                                               ========             ========            ========

----------
(i) The estimated fair values are allocated to the identifiable intangible assets arising on acquisition for trademarks of EUR75.7 million and customer relationships of EUR7.3 million, net of EUR0.2 million for capitalized development costs recorded under Finnish GAAP. Intangible assets are adjusted for the

                           SANITEC INTERNATIONAL S.A.

       allocation of negative goodwill to reduce non-current assets by EUR17.5 million under US GAAP. Intangible assets are amortized over their estimated useful lives, which are 40 years for trademarks and 30 years for customer relationships.

(ii) Tangible assets are adjusted for the allocation of negative goodwill to reduce non-current assets by EUR12.7 million under US GAAP.

(iii) Inventories are adjusted to their estimated fair value at the date of acquisition including consideration of manufacturing profit.

(iv) The remeasurement of the pension benefit obligation and fair value of the pension plan assets results in an adjustment of EUR51.3 million to current assets and EUR6.1 million to current liabilities.

(v) Under Finnish GAAP, there is no specific guidance to prescribe the type and timing of restructuring costs that are recorded in connection with purchase acquisitions. Under US GAAP, restructuring costs related to the activities of an acquired company are recognized in accordance with the criteria specified by EITF issue No. 95-3. The reversal of the provision relates primarily to restructuring costs recognized under Finnish GAAP, which are not in accordance with the criteria specified by EITF issue No. 95-3, and costs that will have future economic benefit.

       In December 1999, management of Sanitec initiated a number of restructuring measures in Sphinx. Until the end of 2000, management had identified the scope and finalized the plan of the measures to be carried out. The major actions included in this plan were closures of two ceramic factories, one in Poland and another in Germany, a capacity reduction in a ceramic factory in Belgium and a closure of the former Sphinx head office in Maastricht, the Netherlands. The closure of the Polish factory and the capacity reduction in the Belgian factory, as well as the closure of the Sphinx head office were carried out during 2000. Approximately 245 employees were terminated as a result of these measures. See note 24(b) for changes in restructuring provisions.

       Other provisions include miscellaneous other liabilities and accruals relating primarily to pensions, litigation, warranty reserves and holiday pay.

(vi) Deferred taxes are based on the estimated tax bases of acquired assets and liabilities at the date of acquisition.

(vii) Long term loans are recorded at the present value of the amount to be paid using interest rates prevailing at the acquisition date.

(viii) The excess of purchase consideration over the assets acquired and liabilities assumed is regarded as goodwill and amortized over the estimated economic life of 20 years under Finnish GAAP. The excess of the total values assigned to the net assets acquired over the purchase consideration is regarded as negative goodwill under US GAAP and allocated proportionately to non-current assets in determining their fair values.

(ix) The investment in STC, whose operations are in a different line of business from the Sanitec Group, was to be held for sale or closure. At the date of acquisition Sanitec expected to dispose of STC within one year. The purchase consideration has been allocated to STC based on the fair value of the investment giving consideration to estimated net cash flows from operations to the estimated date of sale or closure. This results in a net negative investment of EUR(3.0) million. Operating losses

                           SANITEC INTERNATIONAL S.A.

       of EUR(2.0) million have been excluded from the income statement for the year ended December 31, 2000.

         Assuming that the acquisition of Sphinx had occurred on January 1, 1999, the unaudited pro forma net sales, income before income taxes and minority interests, net income and earnings per share of the Predecessor would have been EUR829.8 million, EUR35.8 million, EUR35.8 million and EUR0.6 million, respectively for the year ending December 31, 1999.

ACQUISITIONS PRIOR TO DECEMBER 1999

         Over the previous years, the Predecessor has executed a number of acquisitions in various countries. All the acquisitions have been paid in cash and accounted for following the purchase method of accounting under Finnish GAAP.

         Material acquisitions have been evaluated and the impact of these to the reconciliation of the purchase accounting from Finnish GAAP into US GAAP has been determined. Had US GAAP been applied prior to December 1999, the impact of acquisitions prior to December 1999 on the net assets of the Predecessor would have been EUR2.8 million less as of December 31, 1999.

RECONCILIATION OF BUSINESS COMBINATIONS

         The reconciliation of net income and shareholders' equity from Finnish GAAP to US GAAP includes the adjustments to the purchase accounting of Sanitec, Twyford and Sphinx acquisitions as well as the acquisitions prior to December 31, 1999. The summarized adjustments are presented in the table below:

                           SANITEC INTERNATIONAL S.A.

                                                                  PREDECESSOR                        SUCCESSOR
                                                                  -----------                        ---------
                                                                                               POOL            SANITEC
                                                                                           ACQUISITION      INTERNATIONAL
                                                                  SANITEC OYJ            NETHERLANDS B.V.        S.A.
                                                                  -----------            ----------------        ----
                                                                                           PERIOD FROM
                                                           YEAR ENDED      PERIOD FROM       JUNE 8 -         YEAR ENDED
                                                          DECEMBER 31,     JANUARY 1 -     DECEMBER 31,      DECEMBER 31,
                                                 NOTES        2000        JUNE 7, 2001         2001              2002
                                                 -----        ----        ------------         ----              ----
                                                                           (AMOUNTS IN MILLIONS OF EURO)
NET INCOME
    Amortization of goodwill...............       (i)          7.6              4.1             12.7              44.1
    Amortization of intangible assets......      (ii)         (7.7)            (2.7)            (6.3)             (2.3)
    Impairment of intangible assets........      (ii)         --               --               --                (9.7)
    Depreciation of tangible assets........      (iii)         0.6             (0.3)            (1.5)             (2.9)
    Operating expenses.....................      (iv)         (9.5)            (3.4)           (45.2)             (0.4)
    Restructuring provisions...............      (iv)         (0.6)            (1.1)            (4.4)            (13.1)
    Other income and expenses, net.........       (v)          0.4              0.2              1.1              --
    Deferred taxes.........................      (vi)          5.8              2.2             19.5               5.4
                                                            --------         --------        --------           --------
TOTAL......................................                   (3.4)            (1.0)           (24.1)             21.1
                                                            ========         ========        ========           ========

SHAREHOLDERS' EQUITY
    Goodwill...............................       (i)         29.7             33.8             12.7              56.8
    Intangible assets......................      (ii)        (43.3)           (46.0)            (6.3)            (18.3)
    Tangible assets........................      (iii)         0.6              0.3             (1.5)             (4.4)
    Inventory..............................      (iv)        (15.6)           (19.0)           (45.2)            (45.4)
    Current Assets.........................      (iv)         --               --               --                (0.2)
    Restructuring provisions...............      (iv)         (0.6)            (1.7)            (4.4)            (17.5)
    Non-current liabilities................       (v)          0.4              0.6              1.1               1.1
    Deferred taxes.........................      (vi)         22.6             24.8             19.5              24.9
                                                            --------         --------        --------           --------
TOTAL......................................                   (6.2)            (7.2)           (24.1)             (3.0)
                                                            ========         ========        ========           ========

(i) The excess of purchase consideration over net assets acquired is recognized as goodwill under both Finnish GAAP and US GAAP. The adjustment to net income reflects the adjustment to the amortization of goodwill from Finnish GAAP to US GAAP. Subject to implementation of SFAS No. 142, "GOODWILL AND OTHER INTANGIBLE ASSETS", effective January 1, 2002, goodwill is no longer amortized for US GAAP purposes, but instead be subject to impairment testing at least annually. From January 1, 2002 onwards the adjustment to net income reflects the reversal of the goodwill amortization recorded under Finnish GAAP.

(ii) Estimated fair values are allocated to identifiable intangible assets, primarily trademarks, customer relationships as well as patents and unpatented technology under US GAAP, including the proportionate allocation to non-current assets of the negative goodwill. Subject to implementation of SFAS No. 142, "GOODWILL AND OTHER INTANGIBLE ASSETS", effective January 1, 2002, trademarks were determined indefinite lived intangible assets, which are no longer amortized, are instead be subject to impairment testing at least annually. The adjustment to net income reflects the amortization of identifiable intangible assets, which are not indefinite lived, recognized under US GAAP. The adjustment to shareholders' equity reflects the accumulated amortization of identifiable intangible assets recognized under US GAAP.

                           SANITEC INTERNATIONAL S.A.

       As of December 31, 2002, the intangible assets of the Group were subject to impairment testing in accordance with SFAS No. 142, "GOODWILL AND OTHER INTANGIBLE ASSETS", and SFAS No. 144, "ACCOUNTING FOR THE IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS". As a result of the impairment testing the carrying value of certain trademarks were recognized to exceed the respective fair value, and an impairment of EUR(9.7) million was recognized. The adjustment to net income and shareholders equity during the period ended December 31, 2002 includes the impairment recognized.

(iii) Estimated fair values are allocated to tangible assets, primarily land and buildings, under US GAAP, including the proportionate allocation to non-current assets of the negative goodwill. Fair values allocated to buildings are depreciated over the estimated useful life of each building. The adjustment to net income reflects the depreciation of the fair value allocated to tangible assets under US GAAP. The adjustment to shareholders' equity reflects the accumulated depreciation of the fair value allocated to tangible assets recognized under US GAAP.

(iv) Inventories are adjusted to the estimated fair value at the date of acquisition including consideration of manufacturing profit under US GAAP. Subsequent to the acquisition, the fair value adjustment of the inventories is charged to earnings.

       Under Finnish GAAP, certain restructuring costs recognized in connection with purchase accounting are not in accordance with the criteria as specified by EITF issue No. 95-3, and are not recognized as restructuring costs under US GAAP. The adjustment to net income reflects such costs expensed to earnings when incurred. The adjustment to shareholders' equity reflects such accumulated costs charged to earnings when incurred.

(v) The adjustment recognized for liabilities recorded at present value at the acquisition date under US GAAP is reversed to earnings over the maturity of the liabilities. The adjustment to net income reflects the charge to earnings over the term of maturity. The impact to equity is recognized.

(vi) Changes to the deferred taxes recognized on the estimated tax basis of acquired assets and liabilities assumed at the date of acquisition are charged to earnings.

B)     DERIVATIVES AND HEDGING ACTIVITIES

         Under Finnish GAAP, certain criteria must be met in order for a derivative financial instrument to be designated as part of a hedging relationship. In order for an interest rate derivative instrument (i.e. interest rate swap or interest rate option) to qualify for hedge accounting the instrument must: (a) relate to an asset or liability, or to a portfolio of assets and liabilities; and (b) change the character of the interest rate by converting variable rate to fixed rate or by converting a fixed rate to a variable rate. The net differential to be paid or received on the interest rate swap agreements designated as hedges of a debt obligation is treated as an adjustment to the yield on the underlying assets or liabilities (the accrual method). Amounts due from or payable to the counterparts are recorded on an accrual basis. Realized gains and losses that occur from the early termination of the contracts are recorded in income over the remaining period of the original agreement. If the hedged item is also cancelled out, the accumulated balance of the derivative will be released completely and recorded in earnings. Option premiums are recorded as an asset or liability and amortized over the life of the option.

         Under Finnish GAAP, for a foreign currency derivative instrument (i.e. foreign currency exchange contracts and foreign currency option contracts) to qualify as a hedge, the instrument must: (a)

                           SANITEC INTERNATIONAL S.A.

be related to a foreign currency asset, liability or firm commitment, or a portfolio of assets, liabilities and firm commitments, the characteristics of which have been identified; (b) involve the same currency as the hedged item; and (c) reduce the risk of foreign currency exchange movements on a company's operations. Gains and losses on forward foreign exchange contracts and currency swaps that are designated as hedges of firm commitments are deferred and recognized in income as the hedged transaction occurs. Gains and losses on foreign currency options that are designated as effective hedges of firm commitments are deferred and recognized in income as the hedged transaction occurs. Option premiums are recorded as an asset or liability and amortized over the life of the option.

         Derivative financial instruments used for speculative purposes are recorded at fair value with change in income. No derivative instruments are used for speculative purposes by the Group.

         Under US GAAP, prior to January 1, 2001, the criteria to qualify for hedge accounting were less strictly defined when compared to present standards. For those interest rate instruments that synthetically altered the repricing characteristics of assets or liabilities, the net differential to be paid or received on the instruments was treated as an adjustment to the yield on the underlying assets or liabilities (the accrual method). To qualify for accrual accounting, the interest rate instrument had to be designated to specific assets or liabilities or pools of similar assets or liabilities and must have effectively altered the interest rate characteristics of the related assets or liabilities. For instruments that were designated to floating-rate assets or liabilities to be effective, there must have been a high correlation between the floating interest rate index on the underlying asset or liability and the offsetting rate on the derivative. If a derivative instrument designated as a hedge was terminated, the gain or loss was deferred and amortized over the shorter of the remaining contractual life of the terminated risk management instrument or the maturity of the designated asset or liability. If the designated asset or liability matured was sold, was settled or its balance fell below the notional amount of the hedging instrument, accrual accounting was discontinued to the extent that the notional amount exceeded the balance, and accounting for trading instruments was applied to the excess amount.

         The accounting principles with respect to accounting for interest rate and foreign currency derivatives as described above under Finnish GAAP are in accordance with US GAAP prior to January 1, 2001.

         On January 1, 2001, in preparing their financial statements as reconciled to US GAAP, the Group adopted the principles of SFAS No. 133, "ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES", as amended by SFAS No. 138, "ACCOUNTING FOR CERTAIN DERIVATIVE INSTRUMENTS AND CERTAIN HEDGING ACTIVITIES", which requires that an entity recognize all derivatives as either assets or liabilities on the balance sheet measured at fair value. The accounting for changes in the fair value of a derivative depends on the use of the derivative. Derivatives that are not designated as part of a hedging relationship must be adjusted to fair value through income. Certain robust conditions must be met in order to designate a derivative as a hedge including:

o        objective;

o        nature of the risk being hedged;

o        derivative hedging instrument;

o        hedged item;

                           SANITEC INTERNATIONAL S.A.

o for the hedge of a firm commitment, a reasonable method for recognizing in earnings the hedged firm commitment; and

o how the entity will assess hedge effectiveness and measure hedge ineffectiveness.

         If the derivative is a designated hedge, depending on the nature of the hedge, the effective portion of the hedge's change in fair value is either (1) offset against the change in fair value of the hedged asset, liability or firm commitment through income or (2) held in equity until the hedged item is recognized in income. The ineffective portion of a hedge's change in fair value is immediately recognized in income.

         At January 1, 2001 in connection with the adoption of SFAS No. 133, the Group recorded a transition adjustment relating to the financial derivative instruments, which increased other accumulated comprehensive income in shareholders' equity by EUR1.1 million. This amount was reclassified to earnings to reflect the impact of payments made over the term of the agreement until the date of acquisition. During the period from January 1, 2001 through June 7, 2001, EUR0.1 million was reclassified to earnings. In addition, during the period from January 1, 2001 through June 7, 2001, the Group recorded the change in the fair value of these agreements, EUR(0.9) million as an expense in the statement of operations, because these derivative agreements were not designated as hedges upon the adoption of SFAS No. 133.

         As of June 7, 2001, in connection to the acquisition of the Predecessor by the Successor, the financial derivative instruments held by the Predecessor were recognized at fair value in connection to purchase accounting. During the period from June 8, 2001 through December 31, 2001 and during the year 2002, the Group recorded the change in the fair value of these agreements, EUR8.6 million and EUR(16.5) million, respectively, in the statement of operations as these hedging relationships did not qualify for hedge accounting in accordance with SFAS No. 133. Therefore, the adoption of SFAS No. 133 increases the volatility of earnings under US GAAP during the period from June 8 through December 31, 2001 and during the year ended December 31, 2002. During the financial year 2003, the Group anticipates that certain hedging relations will qualify for hedge accounting under SFAS No. 133.

C)       REVALUATION OF PROPERTY

         Under Finnish GAAP, the recognition and measurement of recoverable amounts is not prescribed. The Group generally carries fixed assets at depreciated value without upward revaluation. However, certain assets have been revalued upwards in prior years and are being amortized over the estimated useful life of the assets, as permitted under Finnish GAAP. Under US GAAP, fixed assets are carried at historical cost net of accumulated depreciation and cannot be revalued upwards.

D)       PENSIONS

         Statutory and supplementary pension obligations in Finland are covered through a compulsory pension insurance policy. Payments to pension insurance institutions are recorded at amounts determined by insurance institutions according to prescribed actuarial assumptions and other rulings pursuant to the Finnish Employment Pension Act. Group companies outside of Finland have pension obligations arranged and pension liabilities recorded in accordance with local regulations and practice. Changes in uncovered pension obligations are recorded as an expense and the related pension liability is included as a provision.

         The Group operates defined-benefit schemes in the Netherlands, Belgium, Finland, France, Germany, Portugal, Sweden and the United Kingdom (from September 1, 2001). The total active

                           SANITEC INTERNATIONAL S.A.

membership of these defined benefit schemes was 5,299, 6,039 and 5,513 as at December 31, 2000, December 31, 2001 and December 31, 2002, respectively. The Group also operates defined-contribution schemes in Belgium, Finland, France, Germany, the Netherlands, Norway, Sweden, the United Kingdom and the United States. The total employer expense recognized for the defined-contribution schemes was EUR3.3 million, EUR2.4 million, EUR2.4 million and EUR4.8 million for the financial year ended December 31, 2000, for the periods from January 1, 2001 to June 7, 2001 and from June 8, 2001 to December 31, 2001, and for the financial year ended December 31, 2002 respectively.

         For purposes of disclosure in accordance with US GAAP, the pension cost of the Group's major retirement schemes have been restated in the following tables in accordance with the requirements of SFAS No. 87, "EMPLOYERS' ACCOUNTING FOR PENSIONS". The disclosures below are in accordance with SFAS No. 132, "EMPLOYERS' DISCLOSURES ABOUT PENSIONS AND OTHER POST RETIREMENT BENEFITS".

         It was not feasible to apply SFAS no. 87 on the effective date specified in the standard for the pension schemes. SFAS No. 87 calculations were made for the first time for these schemes as of December 31, 1999. The amount of the asset that was recorded directly to equity in the opening balance sheet under US GAAP for these schemes was EUR1.6 million and the amortization period used for the transitional asset was four years.

                           SANITEC INTERNATIONAL S.A.

                                                                             PERIOD ENDED    PERIOD ENDED       YEAR ENDED
                                                            YEAR ENDED         JUNE 7,       DECEMBER 31,      DECEMBER 31,
                                                         DECEMBER 31, 2000       2001            2001              2002
                                                         -----------------       ----            ----              ----
                                                                            (AMOUNTS IN MILLIONS OF EURO)
CHANGE IN BENEFIT OBLIGATION
PROJECTED BENEFIT OBLIGATION AT BEGINNING OF PERIOD..         147.9             154.7            156.6            161.3
Service cost.........................................           3.8               1.7              3.2              6.7
Interest cost........................................           9.5               3.9              5.5              9.7
Plan participants' contributions.....................           0.4               0.2              0.8              1.7
Amendments...........................................          --                --               --               --
Acquisitions / Disposals.............................          --                --               --               --
Curtailments/Settlements/Special termination benefits          --                --               --               --
Actuarial loss (gain)................................           1.0               0.6              0.5             11.7
Benefits paid........................................          (7.6)             (3.9)            (5.4)           (10.6)
Foreign currency exchange rate changes...............          (0.4)             (0.6)             0.1             (0.1)
                                                             --------         --------          --------         --------
PROJECTED BENEFIT OBLIGATION AT END OF PERIOD........         154.6             156.6            161.3            180.4
                                                             ========         ========          ========         ========

CHANGE IN PLAN ASSETS
FAIR VALUE OF PLAN ASSETS AT BEGINNING OF PERIOD.....         169.5             172.2            166.3            162.2
Actual return on plan assets.........................           5.7              (4.2)            (3.2)           (18.9)
Employer contributions...............................           4.1               2.0              3.7              7.0
Plan participants' contributions.....................           0.4               0.2              0.8              1.6
Acquisitions / Disposals.............................          --                --               --               --
Curtailments/Settlements/Special termination benefits          --                --               --               --
Benefits paid........................................          (7.6)             (3.9)            (5.4)           (10.5)
Foreign currency exchange rate changes...............          --                --               --               (0.2)
                                                             --------         --------          --------         --------
FAIR VALUE OF PLAN ASSETS AT END OF PERIOD...........         172.1             166.3            162.2            141.2
                                                             ========         ========          ========         ========

FUNDED STATUS
Funded status of the plan............................          17.5               9.7              1.1            (39.2)
Unrecognized actuarial transition obligation (asset).           1.2               1.0             --               --
Unrecognized actuarial (gain) loss...................           7.9              17.6             10.3             51.9
Unrecognized actuarial prior service cost............          --                --               --               --
                                                             --------         --------          --------         --------
NET AMOUNT PREPAID...................................          26.6              28.3             11.4             12.7
                                                             ========         ========          ========         ========
Net amount recognized (accrued)......................         (37.6)             --              (40.5)           (41.5)
Net amount recognized prepaid........................          64.2              --               51.8             54.2
                                                             --------         --------          --------         --------

AMOUNTS RECOGNIZED IN THE STATEMENT OF FINANCIAL
POSITION
Prepaid benefit cost................................           64.2              --               51.8             54.2
Accrued benefit liability...........................          (38.9)             --              (40.7)           (42.9)
Intangible asset....................................            0.8              --               --               --
Accumulated other comprehensive income..............            0.5              --                0.3              1.4
                                                             --------         --------          --------         --------
NET AMOUNT PREPAID..................................           26.6              --               11.4             12.7
                                                             ========         ========          ========         ========



                           SANITEC INTERNATIONAL S.A.

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


WEIGHTED-AVERAGE ASSUMPTIONS
Discount rate......................................             5.9%              6.2%             5.9%             5.5%
Rate of compensation increase......................             2.4%              2.7%             2.5%             2.7%
Expected rate of return on plan assets.............             6.8%              7.1%             6.8%             6.1%
                                                             --------         --------          --------         --------

NET PERIODIC BENEFIT COST
Service cost.......................................             3.8               1.7              3.2              6.7
Interest cost......................................             9.5               3.9              5.5              9.7
Expected return on plan assets.....................           (12.6)             (5.0)            (6.6)           (10.9)
Amortization of net transition obligation..........             0.4               0.2             --               --
Amortization of actuarial net loss (gain)..........            --                 0.1             --               --
Amortization of unrecognized prior service cost....            --                --               --               --
Special termination benefits.......................            --                --               --               --
Effects of curtailments / settlements..............            --                --               --               --
                                                             --------         --------          --------         --------
NET PERIODIC BENEFIT COST..........................             1.1               0.9              2.1              5.5
                                                             ========         ========          ========         ========

         The totals of the projected benefit obligations, accumulated benefit obligations and fair values of plan assets for those pension plans which had accumulated benefit obligations in excess of the fair value of their corresponding plan assets were EUR40.5 million, EUR32.9 million and EUR3.7 million respectively as of December 31, 2000, EUR41.4 million, EUR33.5 million and EUR4.0 million respectively as of December 31, 2001, and EUR42.6 million, EUR39.3 million and EUR3.3 million respectively as of December 31, 2002.

         In addition, the Group provides defined benefit payments under termination indemnity schemes in Italy and Poland. These schemes are statutory (or required by national union agreements).

E)       INTANGIBLE ASSETS

         Under US GAAP, costs of internally developed intangible assets are expensed as incurred, while intangible assets acquired from others are capitalized. Finnish GAAP does not strictly require either expensing costs of internally developed intangible assets or capitalizing intangible assets acquired from others.

         The Group generally expenses costs of internally developed non-identifiable intangible assets. However, certain external costs of acquiring intangible assets, mainly patents and trademarks, are also expensed as incurred. In accordance with US GAAP, additional amounts of EUR0.1 million, EUR0.1 million, EUR0.1 million and EUR0.1 million, have been capitalized during the year ended December 31, 2000, the periods from January 1, 2001 to June 7, 2001 and from June 8, 2001 to December 31, 2001 and the year ended December 31, 2002, respectively. Amortization of such capitalized costs was EUR0.1 million, EUR0.1 million, EUR0.1 million and EUR0.0 million for each of the year ended December 31, 2000, periods ended June 7, 2001 and December 31, 2001 and the year ended December 31, 2002, respectively.

F)       SOFTWARE DEVELOPMENT COSTS

         Under US GAAP Emerging Issues Task Force (EITF) Issue No. 00-02, "ACCOUNTING FOR WEB SITE DEVELOPMENT COSTS", and AICPA Statement of Position 98-1, "ACCOUNTING FOR THE COSTS OF COMPUTER SOFTWARE DEVELOPED OR OBTAINED FOR INTERNAL USE", costs related to web site and other software development are to be accounted for as follows:

o costs incurred during the planning stage are to be expensed when incurred;

                           SANITEC INTERNATIONAL S.A.

o costs incurred during the application development stage are to be capitalized and amortized over the useful economic life of the asset; and

o costs incurred during the post-implementation/operation stage are to be expensed when incurred. Such costs include training, administration and maintenance.

Finnish GAAP is less prescriptive in determining the classification of costs to be expensed or capitalized.

         The Group generally follows principles equivalent to those required by US GAAP. However, in certain cases costs related to application development have been expensed as incurred. In accordance with US GAAP, additional costs amounting to EUR0.1 million, EUR0.0 million, EUR0.6 million and EUR0.5 million have been capitalized during the year ended December 31, 2000, the period from January 1, 2001 to June 7, 2001 and from June 8, 2001 to December 31, 2001 and the year ended December 31, 2002, respectively. Amortization of such capitalized costs was EUR0.1 million, EUR0.1 million, EUR0.2 million and EUR0.2 million for the year ended December 31, 2000, the periods from January 1, 2001 to June 7, 2001 and from June 8, 2001 to December 31, 2001 and the year ended December 31, 2002, respectively.

G)       CAPITALIZATION OF INTEREST

         Under Finnish GAAP, it is permissible to either capitalize or expense, as incurred, interest or external financing of assets in the course of construction.

         Under US GAAP, interest cost shall be capitalized as part of the historical cost of constructing certain assets. To qualify for interest capitalization, assets must require a period of time to get them ready for their intended use. Examples are assets that an enterprise constructs for its own use (such as facilities) and assets intended for sale or lease that are constructed as discrete projects (such as ships or real estate projects). Interest capitalization is required for those assets to the extent the effect of capitalizing compared with the effect of expensing the interest is material. If the net effect is not material, interest capitalization is not required.

         Under Finnish GAAP, the Group generally expenses such interest costs; however, interest costs have been capitalized on certain large construction projects. For purposes of US GAAP, additional amounts of interest costs amounting to EUR0.1 million and EUR0.1 million have been capitalized during the period from June 8, 2001 to December 31, 2001 and in the year ended December 31, 2002, respectively. Amortization of capitalized interest was EUR0.2 million, EUR0.1 million, EUR0.1 million and EUR0.3 million for each of the year ended December 31, 2000, the periods from January 1, 2001 to June 7, 2001 and from June 8, 2001 to December 31, 2001 and the year ended December 31, 2002, respectively.

H)       DEBT ISSUANCE COSTS

         Under Finnish GAAP, it is permitted to capitalize the costs related to the issue of debt. The capitalized costs are regarded as intangible assets and amortized on a straight-line basis over the term of the related debt.

         Under US GAAP, the costs related to the issue of debt are capitalized. The capitalized costs are amortized to interest expense using the effective interest method over the term of the related debt.

                           SANITEC INTERNATIONAL S.A.

         The costs capitalized under Finnish GAAP, however, include costs that cannot be capitalized under US GAAP, such as certain penalties and consultancy fees related to the issue of the debt. Under US GAAP, such costs are expensed as incurred.

I)       ASSOCIATED COMPANIES

         Since April 1997, the Group has a 50% share in a joint venture Ceramic Holdings Middle East B.V. ("CHME"), a Dutch company holding a majority of shares in Lecico Group companies ("Lecico"). Lecico has ceramics production facilities in Egypt and Lebanon with major markets in the Middle East area.

         Under Finnish GAAP, CHME is accounted for under equity method of accounting. Under US GAAP, in accordance with APB Opinion No. 18, "THE EQUITY METHOD OF ACCOUNTING FOR INVESTMENTS IN COMMON STOCK", CHME is regarded as a joint venture, which is accounted for under equity method of accounting.

         To the extent the accounting principles applied in the Lecico companies and in the CHME Group consolidation are not in accordance with US GAAP, the adjustments recognized reflect the impact of the application of US GAAP. SFAS No.142, "GOODWILL AND OTHER INTANGIBLE ASSETS", was implemented by Lecico companies and in the CHME Group consolidation, on January 1, 2002 and goodwill is no longer amortized for US GAAP purposes. Goodwill is tested for impairment annually. The non-amortization of goodwill constitutes the majority of the adjustment recorded.

J)       INVESTMENTS IN SECURITIES

         Under Finnish GAAP, investments in securities are recorded at the lower of cost or market value.

         Under US GAAP, debt securities in which the Group has the intent and ability to hold until maturity are classified as "held to maturity" securities and are recorded at amortized cost. Debt and equity securities which are bought and held principally for the purpose of short-term selling are classified as "trading" securities and are reported at fair value with unrealized gains and losses included in earnings. Debt and equity securities not classified as "held to maturity" securities or "trading" securities are classified as "available for sale" securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders' equity.

         Until May, 2002, the Group held certain debt and equity securities which were classified as "available for sale" in accordance with US GAAP. The Group then sold certain investments classified as available for sale. Under Finnish GAAP, those investments were recorded at historical cost and a gain was recognized at the date of sale. Under US GAAP these investments were recorded at fair value in accordance with the purchase method of accounting at the date of acquisition. Therefore, at the date of sale, the gain under US GAAP was less than the gain under Finnish GAAP.

K)       ACQUIRED OPERATIONS HELD FOR SALE

         Under Finnish GAAP, net operating losses related to a business acquired in a purchase business combination, and identified at the acquisition date as being held for sale, are not recognized in the income statement.

                           SANITEC INTERNATIONAL S.A.

         Under US GAAP in accordance with EITF issue No. 90-6 "Accounting for Certain Events Not Addressed in Issue No. 87-11", losses from acquired operations designated as held for sale at the acquisition date are recorded in the income statement beginning after the one year holding period if the sale has not occurred.

         In connection with the Sphinx acquisition in December 1999 and Sanitec acquisition in June 2001, the Predecessor and the Successor respectively acquired Sphinx Technical Ceramics B.V. ("STC"), which was accounted for as held for sale under Finnish GAAP. In accordance with EITF issue No. 90-6, an adjustment was recorded in the period ended June 7, 2001, to recognize the net losses of STC in the income statement beginning after one year holding period had elapsed from Sphinx acquisition.

         During the financial year ended December 31, 2002, after no sale had occurred, the management of the Group made a decision to discontinue the operations of STC. As of December 31, 2002 a provision of EUR1.1 million was recorded under Finnish GAAP and in accordance with EITF issue No. 94-3, "LIABILITY RECOGNITION FOR CERTAIN EMPLOYEE TERMINATION BENEFITS AND OTHER COSTS TO EXIT AN ACTIVITY (INCLUDING CERTAIN COSTS INCURRED IN A RESTRUCTURING)", to reflect the impact of the expected employee termination benefits. A total of 93 employees will be made redundant in connection to the closure of STC. In accordance with SFAS No. 144, "ACCOUNTING FOR THE IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS", effective January 1, 2002, net assets of STC ("disposal group") were tested for impairment using the undiscounted cash flow method. As a result of the impairment test, no impairment was recognized.

L)       DEFERRED TAXES

         Under Finnish GAAP, deferred tax liabilities are recognized regardless of the likelihood of reversal of such amounts and deferred tax assets are reduced by a valuation allowance to the amount that is probable to be realized. Under US GAAP, deferred tax liabilities are recognized regardless of the likelihood of reversal of such amounts and deferred tax assets are reduced by a valuation allowance to the amount that is "more likely than not" to be realized.

         The accounting for deferred taxes by the Group under Finnish GAAP is primarily consistent with US GAAP. In certain cases, however, the principles applied when recognizing the valuation allowance for deferred tax assets under Finnish GAAP are more prudent compared to US GAAP. In such cases, the valuation allowance is adjusted to the amount as defined under US GAAP.

         Under Finnish GAAP, a deferred tax liability related to undistributed earnings is recognized during the period when such earnings are distributed as dividends. Under US GAAP, a deferred tax liability related to undistributed earnings is recognized during the period when earned. The impact of the timing difference is reflected as an adjustment from Finnish GAAP to US GAAP.

M)       EARNINGS PER SHARE

         Earnings per share is calculated by dividing net income by the average number of common shares outstanding during the year. SFAS No. 128, "EARNINGS PER SHARE", establishes standards for computing and presenting earnings per share
(EPS) and applies to entities with publicly held common stock or potential common stock. As the Predecessor was delisted from the Helsinki Stock Exchanges at the end of October 2001, SFAS No. 128 is not required for the Successor as of December 31, 2001 or December 31, 2002.

                           SANITEC INTERNATIONAL S.A.

                                                                                           PREDECESSOR
                                                                                           -----------
                                                                                           SANITEC OYJ
                                                                                           -----------
                                                                                                     PERIOD FROM
                                                                                 YEAR ENDED          JANUARY 1 -
                                                                             DECEMBER 31, 2000       JUNE 7, 2001
                                                                             -----------------       ------------
                                                                             (AMOUNTS IN MILLIONS OF EURO EXCEPT
                                                                                    PER SHARE AND SHARE DATA)
FINNISH GAAP:
Numerator for basic and diluted EPS - net income.........................              39.2                13.3
Denominator for basic and diluted EPS - weighted average
Number of shares (1,000).................................................            62,209              62,209
Basic and diluted earnings per share.....................................               0.6                 0.2

US GAAP:
Numerator for basic and diluted EPS - net income.........................              40.3                11.8
Denominator for basic and diluted EPS - weighted average
Number of shares (1,000).................................................            62,209              62,209
Basic and diluted earnings per share.....................................               0.6                 0.2

N)       CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

         According to SFAS No. 130, "REPORTING COMPREHENSIVE INCOME", comprehensive income generally encompasses all changes in shareholders' equity, except those arising from transactions with owners. On a Finnish GAAP basis, the Group's comprehensive income differs from the net income only by the amount of the foreign currency translation differences credited or charged to shareholders' equity for the period.

         Comprehensive income under Finnish GAAP for the year ended December 31, 2000, the financial periods ended June 7, 2001, and December 31, 2001 and the year ended December 31, 2002 are as follows:

                                                                   PREDECESSOR                         SUCCESSOR
                                                                   -----------                         ---------
                                                                                                 POOL            SANITEC
                                                                                             ACQUISITION      INTERNATIONAL
                                                                   SANITEC OYJ             NETHERLANDS B.V.        S.A.
                                                                   -----------             ----------------        ----
                                                                                             PERIOD FROM
                                                           YEAR ENDED       PERIOD FROM        JUNE 8 -         YEAR ENDED
                                                          DECEMBER 31,      JANUARY 1 -      DECEMBER 31,      DECEMBER 31,
                                                              2000         JUNE 7, 2001          2001              2002
                                                              ----         ------------          ----              ----
                                                                            (AMOUNTS IN MILLIONS OF EURO)
Net income under Finnish GAAP......................             39.2             13.3           (17.2)            (74.8)
Other comprehensive income:
     Foreign currency translation adjustments......              3.4             10.0            (0.9)            (16.5)
     Hedging of net investment denominated in foreign
     currency......................................             (2.1)            (1.7)           --                --
                                                              --------         --------       --------          ---------
Comprehensive income...............................             40.5             21.6           (18.1)            (91.3)
                                                              ========         ========       ========          =========

                           SANITEC INTERNATIONAL S.A.

O)       CLASSIFICATION DIFFERENCES

   (I)   FOREIGN CURRENCY TRANSLATION

         Under Finnish GAAP, the financial statements of the Group's foreign subsidiaries are measured using the Euro as the functional currency. Assets and liabilities of these subsidiaries are translated at exchange rates as of the balance sheet date. Revenues and expenses are translated at average rates of exchange in effect during the financial period. Gains and losses arising on these transactions are taken to reserves, net of exchange differences arising on related foreign currency borrowings.

         Under US GAAP, the financial statements of the Group's foreign subsidiaries are measured using the Euro as the functional currency. Assets and liabilities of these subsidiaries are translated at exchange rates as of the balance sheet date. Revenues and expenses are translated at average rates of exchange in effect during the financial period. The resulting cumulative translation adjustments have been recorded as a separate component of shareholder's equity as other comprehensive income. Foreign currency transaction gains and losses are included in consolidated net income.

   (II)  EXTRAORDINARY ITEMS

         Under Finnish GAAP, certain items that are considered to be incurred outside the ordinary course of business are classified as "extraordinary items" and shown in a separate caption below income from operations. Such items are not shown net of tax.

         US GAAP has a more restrictive definition of "extraordinary items" and only items that are both unusual in nature and infrequent in occurrence are classified as "extraordinary". In practice, extraordinary items are rarely presented. If presented, extraordinary items are net of tax. None of the items classified as extraordinary in the consolidated statement of operations of the Predecessor for the year ended December 31, 2000 and the period from January 1, 2001 to June 7, 2001 and for the Successor for the period from June 8, 2001 to December 31, 2001 and the year ended December 31, 2002 would be classified as extraordinary items under US GAAP.

   (III) CLASSIFICATION OF ASSETS

         Under Finnish GAAP, the balance sheet presentation is determined by statutory regulations. Provisions must be separately reported. Under US GAAP, the order of presentation of assets on the balance sheet is determined by liquidity with assets and liabilities classified as either current or non-current.

24.      ADDITIONAL DISCLOSURES

         The following US GAAP disclosures are included to comply with the US Securities and Exchange Commission's regulations for foreign registrants. As indicated, certain disclosures are presented on a Finnish GAAP measurement basis.

                           SANITEC INTERNATIONAL S.A.

A)       VALUATION AND QUALIFYING ACCOUNTS

         Inventories and Accounts and Other Receivables are accounted for net of the following valuation allowances and allowances for doubtful accounts under Finnish GAAP:

INVENTORIES                                                (AMOUNTS IN MILLIONS OF EURO)
                                       BALANCE AT
PREDECESSOR                           BEGINNING OF                                                 BALANCE AT
SANITEC OYJ                              PERIOD             ADDITIONS          DEDUCTIONS         END OF PERIOD
---------------------------------    ----------------     --------------     ----------------     --------------
     December 31, 2000                    15.5                 2.8                (2.1)               16.2
     June 7, 2001                         16.2                 2.9                (1.4)               17.7

SUCCESSOR                              BALANCE AT
POOL ACQUISITION                      BEGINNING OF                                                 BALANCE AT
NETHERLANDS B.V.                         PERIOD             ADDITIONS          DEDUCTIONS         END OF PERIOD
---------------------------------    ----------------     --------------     ----------------     --------------

     December 31, 2001                    16.2                 6.4                (4.1)               18.5

                                       BALANCE AT
SUCCESSOR                             BEGINNING OF                                                 BALANCE AT
SANITEC INTERNATIONAL S.A.               PERIOD             ADDITIONS          DEDUCTIONS         END OF PERIOD
---------------------------------    ----------------     --------------     ----------------     --------------

     December 31, 2002                    18.5                 3.4                (4.6)               17.3

ACCOUNTS AND OTHER RECEIVABLES
                                       BALANCE AT
PREDECESSOR                           BEGINNING OF                                                BALANCE AT END
SANITEC OYJ                              PERIOD             ADDITIONS          DEDUCTIONS            OF PERIOD
---------------------------------    ----------------     --------------     ----------------     ----------------

      December 31, 2000                    5.6                 1.4                (1.0)                 6.0
      June 7, 2001                         6.0                 0.5                (0.4)                 6.1

SUCCESSOR                              BALANCE AT
POOL ACQUISITION                      BEGINNING OF                                                BALANCE AT END
NETHERLANDS B.V.                         PERIOD             ADDITIONS          DEDUCTIONS            OF PERIOD
---------------------------------    ----------------     --------------     ----------------     ----------------

      December 31, 2001                    6.0                 2.1                (0.8)                 7.3

                                       BALANCE AT
SUCCESSOR                             BEGINNING OF                                                BALANCE AT END
SANITEC INTERNATIONAL S.A.               PERIOD             ADDITIONS          DEDUCTIONS            OF PERIOD
---------------------------------    ----------------     --------------     ----------------     ----------------

      December 31, 2002                    7.3                 2.7                (2.5)                 7.5

                           SANITEC INTERNATIONAL S.A.

B)       RESTRUCTURING CHANGES

                                                                          PREDECESSOR
                                                                          -----------
                                             RESTRUCTURING                            CHARGED        RESTRUCTURING
                                              PROVISION AT      RESTRUCTURING         AGAINST        PROVISION AT
                                              DECEMBER 31,        CHARGES(1)          PROVISION      DECEMBER 31,
                                                  1999               2000               2000            2000
                                                  ----               ----               ----            ----
Severance and other employee costs........        5.2                3.0                (4.4)              3.8
Plant closure and business exit costs.....        0.5                3.9                (0.8)              3.6
                                               --------           --------            --------           --------
Total restructuring in accordance with US
    GAAP..................................        5.7                6.9                (5.2)              7.4
95-3 adjustments from Finnish GAAP into
    US GAAP...............................        7.8                0.0                (0.6)              7.2
                                               --------           --------            --------           --------
Total provisions for restructuring in
    accordance with Finnish GAAP .........       13.5                6.9                (5.8)             14.6
                                               ========           ========            ========           ========



                                                                          PREDECESSOR
                                                                          -----------
                                             RESTRUCTURING      RESTRUCTURING     CHARGED AGAINST    RESTRUCTURING
                                              PROVISION AT       CHARGES (2)         PROVISION        PROVISION AT
                                              DECEMBER 31,     JAN 1 - JUNE 7,    JAN 1 - JUNE 7,       JUNE 7,
                                                  2000               2001               2001              2001
                                                  ----               ----               ----              ----
Severance and other employee costs........         3.8               0.2                (0.2)              3.8
Plant closure and business exit costs.....         3.6               0.2                (0.2)              3.6
                                               --------           --------            --------           --------
Total restructuring in accordance with US
    GAAP..................................         7.4               0.4                (0.4)              7.4
95-3 adjustments from Finnish GAAP into
    US GAAP...............................         7.2               1.7                (1.1)              7.8
                                               --------           --------            --------           --------
Total provisions for restructuring in
    accordance with Finnish GAAP..........        14.6               2.1                (1.5)             15.2
                                               ========           ========            ========           ========

                                                                           SUCCESSOR
                                                                           ---------
                                             RESTRUCTURING      RESTRUCTURING     CHARGED AGAINST    RESTRUCTURING
                                              PROVISION AT       CHARGES (3)         PROVISION        PROVISION AT
                                                JUNE 8,        JUNE 8 - DEC 31,     JUNE 8 - DEC      DECEMBER 31,
                                                  2001               2001             31, 2001            2001
                                                  ----               ----             --------            ----
Severance and other employee costs........          0.0              23.8                (4.7)             19.1
Plant closure and business exit costs.....          0.0               7.0                (1.2)              5.8
                                               --------           --------            --------           --------
Total restructuring in accordance with US
    GAAP..................................          0.0              30.8                (5.9)             24.9
95-3 adjustments from Finnish GAAP into
    US GAAP...............................          0.0              29.2                (4.4)             24.8
                                               --------           --------            --------           --------
Total provisions for restructuring in
    accordance with Finnish GAAP..........          0.0              60.0               (10.3)             49.7
                                               ========           ========            ========           ========

                           SANITEC INTERNATIONAL S.A.

                                                                           SUCCESSOR
                                                                           ---------
                                             RESTRUCTURING     RESTRUCTURING     CHARGED AGAINST    RESTRUCTURING
                                              PROVISION AT      CHARGES (4)       PROVISION (5)      PROVISION AT
                                              DECEMBER 31,    JAN 1 - DEC 31,    JAN 1 - DEC 31,     DECEMBER 31,
                                                  2001               2002              2002              2002
                                                  ----               ----              ----              ----
Severance and other employee costs........         19.1               4.3              (9.7)              13.7
Plant closure and business exit costs.....          5.8               1.1              (3.1)               3.8
                                               --------           --------            --------           --------
Total restructuring in accordance with US
    GAAP..................................         24.9               5.4             (12.8)              17.5
95-3 adjustments from Finnish GAAP into
    US GAAP...............................         24.8              20.2             (11.9)              33.1
                                               --------           --------            --------           --------
Total provisions for restructuring in
    accordance with Finnish GAAP..........         49.7              25.6             (24.7)              50.6
                                               ========           ========            ========           ========

____________
(1) Includes EUR12.6 million recorded as a purchase accounting adjustment in relation to the Sphinx acquisition in accordance with US GAAP.
(2) Includes EUR0.4 million recorded as a purchase accounting adjustment related to the Twyford acquisition in accordance with US GAAP.
(3) Includes EUR30.8 million recorded as a purchase accounting adjustment related to the Sanitec acquisition in accordance with US GAAP.
(4) Includes EUR4.3 million recorded as a purchase accounting adjustment related to the Sanitec Acquisition in accordance with US GAAP and EUR1.1 million recorded as a restructuring provision in accordance with EITF issue No. 94-3
(5) EITF issue No. 95-3 adjustments include EUR(13.1) million charged to income statement in accordance with US GAAP and EUR1.2 million of unused provisions reversed to Goodwill.

C)   STOCK-BASED COMPENSATION

         The Group does not account for stock-based compensation, as it is not required under Finnish GAAP. Under US GAAP, the Group applies Accounting Principles Bulletin (APB) No. 25, "ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES", and related interpretations in accounting for its plan (see note 20). The plan is considered to be fixed under APB No. 25, as the number of shares issued and the exercise price were known at grant date. No compensation cost was recorded as the exercise price exceeded the market price on grant date.

         The plan was terminated when Sanitec Oy, formerly Pool Acquisition Helsinki Oy acquired the predecessor in 2001 and was concurrently delisted from Helsinki Exchanges.

         The Group's net income and net income per common share would have been reduced to the pro forma amount indicated below, if compensation cost for the Group's stock option plan had been determined based on the fair value at the grant date for awards in accordance with the provisions of SFAS No. 123.

      (IN MILLIONS EXCEPT PER SHARE)              2000
      ------------------------------              ----
Net income:
  As reported under US GAAP............           40.3
  Total stock-based employee
   compensation expense, net of
   tax effects.........................           (2.7)
   Pro forma............................          37.6
Basic and diluted earnings per share:
  As reported under US GAAP............            0.6
  Pro forma............................            0.6

                           SANITEC INTERNATIONAL S.A.

         The fair value of the options granted during 2000 is estimated on the date of grant using the Black Scholes option-pricing model. The options were vested at grant date. The weighted-average assumption used and the estimated fair value are as follows:

                                                        2000
                                                        ----
Expected term                                          4 years
Expected stock volatility                              8.53%
Risk-free interest rate                                4.85%
Rate of dividend                                       1.8%
Dividend                                              EUR0.21
Fair value                                            EUR1.6

     Changes in options outstanding were:

                                                                                WEIGHTED-AVERAGE
                                                          SHARES UNDER OPTION    EXERCISE PRICE
                                                          -------------------    --------------
         Outstanding at January 1, 2000                               --               --
         Granted                                               1,700,000              15.92
         Exercised                                                    --               --
         Terminated and expired                                       --               --
                                                             -------------       -----------
         Outstanding at December 31, 2000                      1,700,000              15.92
         Granted                                                      --               --
         Exercised                                                    --               --
         Terminated and expired                                       --               --
                                                             -------------       -----------
         Outstanding at June 7, 2001                           1,700,000              15.92
         Granted                                                      --               --
         Exercised                                                    --               --
         Terminated and Expired                               (1,700,000)             15.92
                                                             -------------       -----------
         Outstanding at December 31, 2001                             --               --
                                                             =============       ===========

                           SANITEC INTERNATIONAL S.A.

D)       ADDITIONAL BUSINESS COMBINATIONS DISCLOSURES

TRANSITIONAL DISCLOSURE FOR ADOPTION OF SFAS NO. 142

         The following table reconciles previously reported net income as if the provisions of SFAS No. 142 were in effect prior to January 1, 2002:


                                                    PREDECESSOR                              SUCCESSOR
                                                    -----------                              ---------
                                                                                                         SANITEC
                                                                                 POOL ACQUISITION     INTERNATIONAL
                                                    SANITEC OYJ                  NETHERLANDS B.V.          S.A.
                                                    -----------                  ----------------          ----
                                                               PERIOD FROM         PERIOD FROM
                                           YEAR ENDED          JANUARY 1-            JUNE 8 -           YEAR ENDED
                                          DECEMBER 31,           JUNE 7,           DECEMBER 31,        DECEMBER 31,
                                              2000                2001                 2001                2002
                                              ----                ----                 ----                ----
                                                  (AMOUNTS IN MILLIONS OF EURO EXCEPT PER SHARE AMOUNTS)
Reported net income (loss) in
   accordance with US GAAP..........          40.3                  11.8              (36.7)               (63.6)
Add back: Goodwill amortization.....           7.1                   3.5               14.3                 --
Add back: Trademark amortization....           4.1                   2.4                3.2                 --
                                            --------              --------           --------             --------
Adjusted net income (loss) in
   accordance with US GAAP..........          51.5                  17.7              (19.2)               (63.6)

Basic and diluted earnings per share:
Net income in accordance with US
   GAAP.............................           0.6                   0.2
Goodwill amortization...............           0.1                   0.1
Trademark amortization..............           0.1                   0.0
                                            --------              --------
Adjusted net income (loss) in
   accordance with US GAAP..........           0.8                   0.3

                           SANITEC INTERNATIONAL S.A.

ACQUIRED INTANGIBLE ASSETS

         The gross carrying amount and accumulated amortization of the purchased intangible assets under US GAAP were as follows:

                                                                                     SUCCESSOR
                                                                                     ---------
                                                                             SANITEC INTERNATIONAL S.A.
                                                                             --------------------------
                                                                              AS OF DECEMBER 31, 2002
                                                                              -----------------------
                                                                                     WEIGHTED
                                                                      GROSS           AVERAGE
                                                                     CARRYING      AMORTIZATION      ACCUMULATED
                                                                      AMOUNT          PERIOD        AMORTIZATION
                                                                      ------          ------        ------------
                                                                    (AMOUNTS IN MILLIONS OF EURO EXCEPT WEIGHTED
                                                                       AVERAGE AMORTIZATION PERIOD IN YEARS)
           Amortizing intangible assets:
                  Customer relations................................... 38.6             27               (2.3)
                  Patents and unpatented technology.................... 12.4             12               (1.8)
                  Other Assets......................................... 35.6              5              (25.3)
                                                                       ------                            ------
           Total....................................................... 86.6                             (29.4)
                                                                       ======                            ======
           Nonamortizing intangible assets:
                  Trademarks...........................................355.6             --               14.7

         Aggregate amortization expense for amortizing intangible assets for the year ended December 31, 2002 was EUR(5.0) million. Estimated amortization expense for the next five years is EUR(5.0) million in 2003, EUR(4.9) million in 2004, EUR(4.9) million in 2005, EUR(4.8) million in 2006 and EUR(4.6) million in 2007.

                           SANITEC INTERNATIONAL S.A.

E)       WARRANTY RESERVES

         The Group's warranty policy provides for coverage of certain products. The Group's policy is to accrue estimated costs of warranty coverage at the date the sale is recorded. The Group establishes its warranty reserves based on historical data or warranty transactions. Components at the reserve for warranty costs for the financial years are as follows:

                                                                                (amounts in millions of Euro)
           Beginning balance at January 1, 2000............................               7.1
                  Additions related to year 2000 sales.....................               3.7
                  Warranty costs incurred in year 2000.....................              (4.1)
                  Adjustments to accruals related to prior year sales......               1.2
                                                                                       --------

           Ending balance at December 31, 2000..........................                  7.9

                  Additions related to January 1 - June 7, 2001 sales......               1.0
                  Warranty costs incurred in January 1 - June 7, 2001......              (1.5)
                  Adjustments to accruals related to prior year sales......               0.3
                                                                                       --------

           Ending balance at June 7, 2001..............................                   7.7

                  Additions related to June 8 - December 31, 2001 sales.......            1.4
                  Warranty costs incurred in June 8 - December 31, 2001.......           (2.4)
                  Adjustments to accruals related to prior year sales.........            0.2
                                                                                       --------

           Ending balance at December 31, 2001.........................                   6.9

                  Additions related to year 2002 sales....................                3.7
                  Warranty costs incurred in year 2002....................               (4.7)
                  Adjustments to accruals related to prior year sales.....                0.6
                                                                                       --------

           Ending balance at December 31, 2002.........................                   6.5
                                                                                       ========

                                   SANITEC OY

                          INDEPENDENT AUDITOR'S REPORT


To the Shareholders and Board of Directors of Sanitec Oyj and Sanitec Oy, formerly Pool Acquisition Helsinki Oy

We have audited the accompanying consolidated balance sheets of Sanitec Oyj and subsidiaries ("Sanitec") as of December 31, 2000, and June 7, 2001 and the consolidated balance sheets of Sanitec Oy, formerly Pool Acquisition Helsinki Oy, and subsidiaries ("the Group") as of December 31, 2001 and December 31, 2002 and the related consolidated profit and loss accounts and consolidated cash flow statements of Sanitec for the year ended December 31, 2000 and the period from January 1, 2001 to June 7, 2001 and of the Group for the period from June 8, 2001 to December 31, 2001 and for the year ended December 31, 2002. These consolidated financial statements are the responsibility of Sanitec's and the Group's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Finland and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sanitec as of December 31, 2000 and June 7, 2001 and of the Group as of December 31, 2001 and December 31, 2002, and the results of operations and cash flows of Sanitec for the year ended December 31, 2000, and the period from January 1, 2001 to June 7, 2001 and for the Group for the period from June 8, 2001 to December 31, 2001 and for the year ended December 31, 2002 in conformity with accounting principles generally accepted in Finland.

Accounting principles generally accepted in Finland vary in certain significant respects from accounting principles generally accepted in the United States of America. Application of accounting principles generally accepted in the United States of America would have affected results of operations of Sanitec for the year ended December 31, 2000 and the period from January 1, 2001 to June 7, 2001 and of the Group for the period from June 8, 2001 to December 31, 2001 and for the year ended December 31, 2002 and shareholders' equity of Sanitec as of December 31, 2000, and June 7, 2001 and of the Group as of December 31, 2001 and as of December 31, 2002 to the extent summarized in Notes 23 and 24 to the consolidated financial statements.

Helsinki, Finland

April 28, 2003, except for Notes 23 and 24 which are as of June 12, 2003.

KPMG WIDERI OY AB



Sixten Nyman
AUTHORIZED PUBLIC ACCOUNTANT

               SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY

                      CONSOLIDATED STATEMENTS OF OPERATIONS

          (AMOUNTS IN MILLIONS OF EURO EXCEPT PER SHARE AND SHARE DATA)

                                                                 PREDECESSOR                          SUCCESSOR
                                                                 -----------                          ---------
                                                                                              SANITEC OY, FORMERLY POOL
                                                                 SANITEC OYJ                   ACQUISITION HELSINKI OY
                                                                 -----------                   -----------------------
                                                                           PERIOD FROM                          YEAR ENDED
                                                                           JANUARY 1 -      PERIOD FROM        DECEMBER 31,
                                                          YEAR ENDED         JUNE 7,     JUNE 8 - DECEMBER     DECEMBER 31,
                                               NOTES   DECEMBER 31, 2000      2001            31, 2001             2002
                                               -----   -----------------      ----            --------             ----
Net sales ...................................    2            877.3            446.9           547.6              985.4
Other operating income.......................    4              6.6              3.1             8.6                7.5
Operating Expenses:
    Cost of products sold--materials and
       consumables...........................                (265.0)          (130.3)         (176.4)            (308.8)
    Personnel................................    5           (268.6)          (137.8)         (166.4)            (299.5)
    Outside services.........................                 (80.6)           (42.0)          (52.3)             (94.6)
    Depreciation and amortization............  2, 6           (50.5)           (25.7)          (51.0)             (95.5)
    Other operating expenses.................                (139.7)           (83.8)          (71.6)            (142.2)
                                                            --------         --------         --------          --------
Operating profit.............................                  79.5             30.4            38.5               52.3
Other income (expenses):
Equity in income (loss) of associated
    companies................................                  (3.8)            (0.5)            0.8                0.5
Other income and expenses, net...............    7            (11.4)            (6.7)          (40.8)            (100.5)
                                                            --------         --------         --------          --------
Income (loss) before income taxes, minority
    interests, and extraordinary items ......                  64.3             23.2            (1.5)             (47.7)
Income taxes.................................    9            (24.9)            (8.5)          (13.2)             (26.4)
Minority interests...........................                  (0.2)            --              (0.2)              (0.6)
                                                            --------         --------         --------          --------
Income (loss) before extraordinary items.....                  39.2             14.7           (14.9)             (74.7)
Extraordinary items..........................    8             --               (1.4)           (2.3)              --
                                                            --------         --------         --------          --------
Net income (loss)............................                  39.2             13.3           (17.2)             (74.7)
                                                            ========         ========         ========          ========
Basic and diluted earnings per share
    from continuing operations before
    extraordinary items......................                   0.6              0.2           n/a                n/a
                                                            ========         ========         ========          ========
Effect of extraordinary items................                  --               --             n/a                n/a
                                                            --------         --------         --------          --------
Basic and diluted earnings per share.........                   0.6              0.2           n/a                n/a
                                                            ========         ========         ========          ========
Weighted average number of shares (1,000)....                62,209           62,209           n/a                n/a
                                                            ========         ========         ========          ========



        See accompanying notes to the consolidated financial statements.

               SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY

                           CONSOLIDATED BALANCE SHEETS

                          (AMOUNTS IN MILLIONS OF EURO)

                                                                     PREDECESSOR                          SUCCESSOR
                                                                     -----------                          ---------
                                                                                                  SANITEC OY, FORMERLY POOL
                                                                     SANITEC OYJ                   ACQUISITION HELSINKI OY
                                                                     -----------                   -----------------------
                                                                  AT              AT
                                                             DECEMBER 31,       JUNE 7,            AT                  AT
                                                   NOTES         2000            2001       DECEMBER 31, 2001  DECEMBER 31, 2002
                                                   -----         ----            ----       -----------------  -----------------
ASSETS
Fixed assets and other long-term investments         10
Intangible assets, net:
    Goodwill.................................                     133.5            186.3          769.6              721.5
    Other intangible assets..................                       7.2              9.7           31.6               45.1
                                                                --------         --------       --------           --------
                                                                  140.7            196.0          801.2              766.6
                                                                --------         --------       --------           --------

Property, plant and equipment, net                 2, 10
    Land.....................................                      37.2             54.0           52.5               73.1
    Buildings................................                      82.6             99.5           97.1              111.0
    Machinery and equipment..................                     100.8            121.1          104.7              100.9
    Other tangible assets....................                       6.4              6.1            6.7                6.2
    Advances paid and construction in progress                     10.8             17.7           15.8               11.2
                                                                --------         --------       --------           --------
                                                                  237.8            298.4          276.8              302.4
                                                                --------         --------       --------           --------

Long-term investments and receivables              10, 19
    Investment securities....................                       1.0              1.3            1.0                0.8
    Other receivables........................                       6.4              8.1            9.6                9.2
                                                                --------         --------       --------           --------
                                                                    7.4              9.4           10.6               10.0
                                                                --------         --------       --------           --------

Investments in associated companies..........        10            39.3             42.5           41.7               33.8
                                                                --------         --------       --------           --------
Total fixed assets and other long-term
    investments..............................                     425.2            546.3        1,130.3            1,112.8
                                                                --------         --------       --------           --------

Current assets:
Inventories:
    Finished goods...........................                      69.4             91.9           85.8               78.2
    Work in progress.........................                      15.5             20.6           17.3               21.9
    Raw material.............................                      50.3             61.9           58.9               56.5
                                                                --------         --------       --------           --------
                                                                  135.2            174.4          162.0              156.6
                                                                --------         --------       --------           --------

Trade accounts receivable....................                     148.8            201.1          161.1              154.5
Loans receivable.............................        19             3.9              1.5            6.4                5.8
Prepaid expenses and accrued income..........        11            29.7             36.2           41.4               22.1
Deferred tax assets..........................        9              4.7              5.3            5.5               --
Other current assets.........................                      15.4              9.1           16.2               14.6
Cash and cash equivalents....................        19            17.7             21.1           68.0               34.4
                                                                --------         --------       --------           --------
                                                                  220.2            274.3          298.6              231.4
                                                                --------         --------       --------           --------
Total current assets.........................                     355.4            448.7          460.6              388.0
                                                                --------         --------       --------           --------

TOTAL ASSETS.................................                     780.6            995.0        1,590.9            1,500.8
                                                                ========         ========       ========           ========

        See accompanying notes to the consolidated financial statements.

               SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY

                           CONSOLIDATED BALANCE SHEETS

                          (AMOUNTS IN MILLIONS OF EURO)

                                                                    PREDECESSOR                        SUCCESSOR
                                                                    -----------                        ---------
                                                                                               SANITEC OY, FORMERLY POOL
                                                                    SANITEC OYJ                 ACQUISITION HELSINKI OY
                                                                    -----------                 -----------------------
                                                                  AT             AT                                 AT
                                                             DECEMBER 31,      JUNE 7,            AT           DECEMBER 31,
                                                   NOTES         2000           2001      DECEMBER 31, 2001        2002
                                                   -----         ----           ----      -----------------        ----
SHAREHOLDERS' EQUITY AND LIABILITIES
    Shareholders' equity:                            12
    Share capital............................                   64.9             64.9            30.0                30.0
    Share premium funds......................                   90.5             90.5           120.0               120.0
    Other reserves...........................                   19.7             25.3             0.2                (9.6)
    Retained earnings (deficit)..............                  152.6            181.4            (1.1)              (24.9)
    Net income (loss) for the period.........                   39.2             13.3           (17.2)              (74.7)
                                                             --------         --------         --------            --------
Total shareholders' equity...................                  366.9            375.4           131.9                40.8
                                                             --------         --------         --------            --------

Minority interests...........................                    3.9              3.5             3.8                 3.2
                                                             --------         --------         --------            --------

Provisions...................................        13         66.4             66.0            99.0                94.1
                                                             --------         --------         --------            --------

Non-current liabilities:
    Long-term debt, excluding current
    installments.............................        14         70.2            149.5           731.9               719.6
    Shareholder loans and subordinated loans.        14         --               --             372.2               405.0
    Deferred tax liabilities.................        9          --               --              --                   7.9
                                                             --------         --------         --------            --------
                                                                70.2            149.5         1,104.1             1,132.5
                                                             --------         --------         --------            --------

Current liabilities:
    Current debt.............................      14, 19       95.8            154.9            14.8                 4.9
    Current installments of long-term debt...      14, 19        5.0             25.6            18.1                26.1
    Trade accounts payable...................                   72.5             96.7            91.1                92.5
    Accrued expenses and deferred income.....        15         86.6             91.7           108.4                94.5
    Other current liabilities................                   13.3             31.7            19.7                12.2
                                                             --------         --------         --------            --------
                                                               273.2            400.6           252.1               230.2
                                                             --------         --------         --------            --------
Total liabilities............................                  343.4            550.1         1,356.2             1,362.7
                                                             --------         --------         --------            --------

TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES...                  780.6            995.0         1,590.9             1,500.8
                                                             ========         ========         ========            ========

        See accompanying notes to the consolidated financial statements.

               SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                          (AMOUNTS IN MILLIONS OF EURO)

                                                                            PREDECESSOR                         SUCCESSOR
                                                                            -----------                         ---------
                                                                                                        SANITEC OY, FORMERLY POOL
                                                                            SANITEC OYJ                  ACQUISITION HELSINKI OY
                                                                            -----------                  -----------------------
                                                                                                                         YEAR ENDED
                                                                     YEAR ENDED      PERIOD FROM      PERIOD FROM
                                                                    DECEMBER 31,     JANUARY 1 -       JUNE 8 -         DECEMBER 31,
                                                                        2000        JUNE 7, 2001   DECEMBER 31, 2001        2002
                                                                        ----        ------------   -----------------        ----
CASH FLOW FROM OPERATING ACTIVITIES:
   Operating profit........................................             79.5             30.4             38.5               52.3
   Intangible assets, property, plant and equipment, net
     Depreciation, amortization and writedown..............             50.5             25.7             51.0               95.5
     Selling profit/(loss) of fixed assets.................             (0.6)            (0.2)            (1.8)               0.5
                                                                     --------          --------         --------           --------
   Cash flow before working capital changes................            129.4             55.9             87.7              148.3
                                                                     --------          --------         --------           --------
   Changes in working capital
     Current assets, non-interest bearing, (increase)/decrease         (25.1)           (20.6)            33.6                0.8
     Inventories, (increase)/decrease......................             (4.9)           (19.0)             6.7                1.5
   Current liabilities, non-interest bearing,
   increase/(decrease).....................................              9.8              3.1            (15.6)             (36.2)
                                                                     --------          --------         --------           --------
                                                                       (20.2)           (36.5)            24.7              (33.9)
                                                                     --------          --------         --------           --------
Cash flow from operating activities before financial items and taxes   109.2             19.4            112.4              114.4

   Interest expenses paid..................................            (15.2)            (8.5)           (40.0)             (66.6)
   Interest income received................................              4.6              1.8              3.7                4.3
   Other financial items received and paid.................            (12.5)             2.4             (6.8)               1.4
   Income taxes paid.......................................            (38.6)            (5.8)            (4.3)             (14.7)
                                                                     --------          --------         --------           --------
   CASH FLOW FROM OPERATING ACTIVITIES (A).................             47.5              9.3             65.0               38.8
                                                                     ========          ========         ========           ========
CASH FLOW FROM INVESTING ACTIVITIES:
   Acquisitions............................................             (4.4)          (137.4)          (904.8)              --
   Investments in shares...................................             (8.5)            --               --                 --
   Investments in other tangible and intangible assets.....            (44.7)           (22.0)           (52.4)             (63.7)1
   Proceeds from sale of tangible and intangible assets....             45.6              0.4              1.6                5.4
   Loan receivables, (increase)/decrease...................             --               --               --                 --
                                                                     --------          --------         --------           --------
   CASH FLOW FROM INVESTING ACTIVITIES (B).................            (12.0)          (159.0)          (955.6)             (58.3)
                                                                     ========          ========         ========           ========
CASH FLOW FROM FINANCING ACTIVITIES:
   Issuance of share capital...............................             --               --               30.0               --
   Issue premium...........................................             --               --              120.0               --
   Loan receivables, (increase)/decrease...................             18.4              1.4             (1.7)              (0.1)
   Current loans, increase/(decrease)......................             (6.3)            46.1           (123.4)              (9.7)
   New long term loans.....................................             --              125.4            994.1              280.2
   Repayment of long term loans............................            (48.6)            (2.6)           (66.0)            (283.9)
   Dividends paid..........................................            (14.3)           (13.6)            --                 (1.2)
   Other changes, including exchange rates changes.........              2.2             (3.8)             5.6                0.7
                                                                     --------          --------         --------           --------
   CASH FLOW FROM FINANCING ACTIVITIES (C).................            (48.6)           152.9            958.6              (14.0)
                                                                     ========          ========         ========           ========
CHANGE IN CASH AND CASH EQUIVALENTS (A+B+C),
   INCREASE/(DECREASE).....................................            (13.1)             3.2             68.0              (33.5)
                                                                     --------          --------         --------           --------
Cash and cash equivalents at the beginning of a period.....             30.8             17.9             --                 67.9
                                                                     --------          --------         --------           --------
Cash and cash equivalents at the end of period.............             17.7             21.1             68.0               34.4
                                                                     ========          ========         ========           ========
RECONCILIATION OF CASH AND CASH EQUIVALENTS:
As previously reported for 2000, 2001 and 2002.............             30.8             17.7             --                 68.0
Foreign exchange adjustment................................             --                0.2             --                 (0.1)
                                                                     --------          --------         --------           --------
Cash and cash equivalents at beginning of period...........             30.8             17.9             --                 67.9
                                                                     --------          --------         --------           --------
Change in cash and cash equivalents........................            (13.1)             3.2             68.0              (33.5)
                                                                     --------          --------         --------           --------
CASH AND CASH EQUIVALENTS AT END OF PERIOD.................             17.7             21.1             68.0               34.4
                                                                     ========          ========         ========           ========



      The impact of changes in exchange rates on consolidation has been eliminated.
(1) EUR23.8 million relates to refinancing costs of Junior loan into the High Yield Senior notes and other capitalized debt issuance costs. EUR3.8 million refers to the buy out of Sanitec's minority shareholders.


        See accompanying notes to the consolidated financial statements.

                SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A)       DESCRIPTION OF BUSINESS

         Sanitec Oy, formerly Pool Acquisition Helsinki Oy (the "Group" and "Successor") is a multinational group headquartered in Helsinki, Finland and Hamburg, Germany engaged in the production of bathroom ceramics, bath and shower products and vacuum sewage systems. The Group's sales and production network operates throughout Europe, and its vacuum sewage systems business is global. Net sales of 94% of the Group were generated in Europe and 6% throughout the rest of the world. In 2002, net sales were distributed as follows: bathroom ceramics-63%, bath and shower products-30%, and vacuum sewage systems ("EVAC")-7%. The Group's raw materials are readily available and the Group is not dependent on any single supplier.

B)       BASIS OF PREPARATION

         The consolidated financial statements have been prepared in conformity with Finnish GAAP. Finnish GAAP differs in certain significant respects from US GAAP. Application of US GAAP would have affected shareholders' equity and net income to the extent summarized in note 23. The preparation of the consolidated financial statements in conformity with Finnish GAAP requires the Group's management to make a number of estimates and assumptions relating to the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant items subject to such estimates and assumptions include the carrying amount of intangible assets, property, plant and equipment; valuation allowances for receivables, inventories and deferred income tax assets; valuation of derivative instruments; and assets and obligations related to employee benefits. Actual results could differ from those estimates.

C)       PRINCIPLES OF CONSOLIDATION

         The consolidated financial statements include the financial statements of Sanitec Oy, formerly Pool Acquisition Helsinki Oy, a company registered in Finland , and its wholly and over 50% owned subsidiaries, collectively the "Group". Sanitec Oy, formerly Pool Acquisition Helsinki Oy is a 100% owned subsidiary of Sanitec International S.A., a company registered in Luxembourg. Sanitec International S.A. is a 100.0% owned subsidiary of Sanitec International AG, a company registered in Germany. Sanitec International AG has no operating assets or income.

         Sanitec Oy, formerly Pool Acquisition Helsinki Oy, was formed by funds advised by BC Partners in order to acquire Sanitec Oyj, which was a publicly listed company on the Helsinki Exchanges. On June 7, 2001, Sanitec Oyj (the "Predecessor") was acquired by Sanitec Oy, formerly Pool Acquisition Helsinki Oy. On November 14, 2001, the total share capital of Sanitec Oy, formerly Pool Acquisition Helsinki Oy, was transferred as contribution in kind to Pool Acquisition Netherlands B.V. On March 31, 2002 Sanitec Oyj was merged with Pool Acquisition Helsinki Oy, which changed its name to Sanitec Oy as of the same date.

         Sanitec International S.A. was incorporated on May 8, 2001 and was dormant until activated to issue the EUR260 million Senior Notes in May 2002. The shares of Pool Acquisition Netherlands B.V. were transferred to Sanitec International S.A. as contribution in kind on April 3, 2002. Pool Acquisition Netherlands B.V. was liquidated in November 2002.

                SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY

         Sanitec International S.A. and Sanitec Oy, formerly Pool Acquisition Helsinki Oy, are members of the Group under common control of Pool Acquisition S.A., the parent company. The results of operations and cash flows attributable to Sanitec Oyj have been included in the consolidated financial statements of the Group from June 8, 2001.

         The acquisition of Sanitec Oyj was accounted for as a purchase business combination. Restructuring provisions related to the Group management's plans for the Sanitec acquisition are included as a component of goodwill.

         The consolidated financial statements for the year ended December 31, 2000 and the period ended June 7, 2001 present on a historical cost basis the assets, liabilities, revenues and expenses of the Predecessor prior to the completion of the acquisition. Accordingly, the accompanying financial statements of the Predecessor and the Group are not comparable in all material respects, since the Group's financial position, results of operations and cash flows use a new accounting basis.

         All significant intercompany balances and transactions have been eliminated in consolidation. Sphinx Technical Ceramics B.V., a wholly owned subsidiary of the Group, whose ownership was intended to be temporary is excluded from consolidation because it was acquired to be disposed of subsequent to its acquisition.

         Investments in the common stock of associated companies, in which the Group owns between a 20% and 50% interest, including 50% owned joint ventures, are accounted for by the equity method.

         Minority interests are presented separately on the balance sheet. Results related to minority interests are presented on the income statement as a separate item, net of tax.

D)       TRANSACTIONS DENOMINATED IN FOREIGN CURRENCIES

         The financial statements of the Group's subsidiaries are measured using the Euro as the functional currency. The assets and liabilities of the Group's operations are translated into Euro at the current exchange rate prevailing at the balance sheet date and revenues and expenses are translated at the average exchange rate for the financial period. Gains and losses from exchange rate differences arising from translations are recorded directly to retained earnings and other equity, net of exchange rate differences arising on equity hedges of currency borrowings and forward contracts.

         Transactions denominated in non-Euro currencies are recorded at the exchange rate prevailing at the date of the transaction. At the end of the accounting period assets and liabilities denominated in non-Euro currencies are translated at the exchange rate prevailing at the balance sheet date. Gains and losses that arise from exchange rate fluctuations on transactions and assets and liabilities denominated in non-Euro currencies are included in the results of operations.

E)       DERIVATIVE FINANCIAL INSTRUMENTS

         The business operations of the Group give rise to certain exposure to risks related to interest rates and non-Euro currency. These risks are managed to minimize their impact on the Group's profitability and financial position.

         The Group considers its derivative financial instruments to be a hedge when certain criteria are met.

                SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY

         For a non-Euro currency derivative instrument to qualify as a hedge, the instrument must be related to a non-Euro currency asset, liability, or commitment, or a portfolio of assets, liabilities and commitments, the characteristics of which have been identified; involve the same currency as the hedged item; and reduce the exposure to the risk of non-Euro currency exchange movements on the Group's operations.

         For an interest rate derivative instrument to qualify as a hedge, the instrument must be related to an asset or a liability, or to a portfolio of assets and liabilities; and must change the character of the interest rate by converting a variable rate to a fixed rate or by converting a fixed rate to a variable rate.

         The Group does not use derivative financial instruments for speculative purposes.

FORWARD EXCHANGE CONTRACTS AND CURRENCY SWAPS

         Gains and losses on forward exchange contracts and currency swaps that are designated and effective as hedges are deferred and recognized in income or as adjustments of carrying amounts when the hedged transaction occurs. The interest component determined at the inception of the contract is accrued as interest income and expense over the contract term.

INTEREST RATE SWAPS

         Interest rate swaps that are designated as cash flow hedges of debt obligations are accounted for on an accrual basis. That is, the interest payable and interest receivable under the swap terms are accrued and recorded as an adjustment to the interest expense of the designated liability.

         Amounts due from and payable to the counterparties of interest rate swaps are recorded on an accrual basis at each reporting date based on amounts calculated by reference to the respective interest rate swap contracts. Realized gains and losses that occur from the early termination or expiration of contracts are recorded in income over the remaining period of the original swap agreement.

INTEREST RATE AND FOREIGN CURRENCY OPTIONS

         Gains and losses on interest rate and foreign currency options that are designated and effective as hedges are deferred and recognized in income or as adjustments of carrying amounts when the hedged transactions occur. Option premiums are recorded as either an asset or a liability and amortized over the life of the option.

F)       REVENUE RECOGNITION

         The Group recognizes revenue from product sales upon shipment, when the customer takes ownership and when the customer assumes the risk of loss. Generally, revenue is recognized based on the shipping terms at either the shipping point, if the terms are free on board ("F.O.B.") shipping point, or upon delivery, if the terms are F.O.B. destination point. The majority of the Group's sales are F.O.B. shipping point. There is no deferred income recorded for the Predecessor as of December 31, 2000 or June 7, 2001 or the Group as of December 31, 2001 or December 31, 2002.

         Net sales consist of gross sales revenues reduced by certain items including indirect sales taxes and sales discounts. The Group estimates and records provisions for cash discounts, quantity rebates,

                SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY sales returns and allowances and original warranties in the period the sale is reported based on its experience.

G)       CASH AND CASH EQUIVALENTS

         Cash and cash equivalents consist of cash on hand and balances with banks and highly liquid short-term investments. For purposes of the consolidated statement of cash flows, the Group considers all highly liquid investments to be cash equivalents. As of December 31, 2000, cash equivalents held by the Predecessor, amounting to EUR1.3 million, were restricted for use by the Group due to the liquidation of a subsidiary. As of December 31, 2001, the Group held cash equivalents of EUR22.9 million which are restricted to acquisition related payments. As of December 31, 2002 there were no restrictions related to cash and cash equivalents.

H)       ACCOUNTS RECEIVABLE

         Accounts receivables are recorded at historical cost, less a provision for doubtful accounts. Management considers current information and events regarding the debtors' ability to repay their obligations, and makes a provision against amounts due when it is probable that the full amount will not be collected. Changes in the level of provision are recorded as bad debt expense.

I)       IMPAIRMENT OF NON-CURRENT ASSETS

         Impairment of goodwill, property, plant and equipment and other non-current assets is recognized if the estimated future revenue generated by the non-current asset is expected to be permanently lower than the historical cost, net of depreciation. The amount of impairment is calculated as the difference between the estimated future revenue generated and the historical cost, net of depreciation and recorded as an expense. Non-current assets may be revalued upwards to recover amounts previously recorded as impairment.

J)       INVENTORIES

         Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out method or average cost method for finished goods and the average cost method for raw materials. Cost includes direct manufacturing, labor and materials, variable overhead and full absorption of manufacturing overhead. Costs associated with assets produced for internal use are capitalized and depreciated over their estimated useful lives.

K)       GOODWILL AND OTHER INTANGIBLE ASSETS

         Goodwill, which represents the excess of purchase price over the fair value of certain net assets acquired, is amortized on a straight-line basis over the periods expected to benefit, generally 20 years. Other intangible assets include patents and license rights, computer software, leasehold improvements and are amortized over 3 to 10 years.

         Internally developed intangible assets are generally expensed when incurred, while intangible assets acquired from others are capitalized. For non-material intangible assets acquired from others it is allowed to expense the costs when incurred.

                SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY

         Costs attributable to development of computer software are either capitalized or expensed when incurred using the following principles:

o costs incurred during the preliminary planning and evaluation phase are expensed when incurred;

o costs incurred during the application development stage are capitalized and amortized over the useful economic life of the asset; and

o costs incurred after the completion of the application development stage and those incurred during the operation stage are expensed when incurred.

         For non-material software development costs incurred during the application development stage are allowed to be expensed when incurred.

L)       DEBT ISSUANCE COSTS

         Costs related to the issuance of debt are capitalized under other intangible assets and amortized generally on a straight-line basis over the lives of the related debt.

M)       FIXED ASSETS AND DEPRECIATION

         Property, plant and equipment is stated at cost less accumulated depreciation. Interest expense related to major investment projects in Poland has been capitalized.

         Depreciation on plant and equipment is calculated using the straight-line method over the estimated useful lives of the assets according to plan as follows:

        Buildings..........................         20-30 years
        Machinery and equipment............          3-15 years

N)       INVESTMENTS IN MARKETABLE SECURITIES

         Investment securities held as short-term investments are recorded at the lower of cost or market value. Investments, which are considered long-term, are recorded at the lower of cost or market value, if the value adjustment is considered permanent.

O)       OTHER CURRENT ASSETS

         Other current assets consist of prepayments of insurance premiums, income and other taxes, rental payments and other financial items such as interest income receivable.

P)       RESEARCH AND DEVELOPMENT

         Research and development costs are expensed as incurred. Research and development costs amounted to EUR16.6 million for the year ended December 31, 2000, EUR9.3 million and EUR11.0 million for the periods from January 1, 2001 through June 7, 2001 and June 8, 2001 through December 31, 2001, respectively, and EUR19.8 million for the year ended December 31, 2002.

                SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY

Q)       WARRANTY COSTS

         The Group's warranty policy provides for coverage of certain products. The Group's policy is to accrue the estimated cost of warranty coverage at the date the sale is recorded. The estimated liability is included as a current liability. Changes in the warranty liability are charged against earnings for the period.

R)       LEASING

         The Group leases certain property and equipment under various operating and capital lease arrangements. Leases are classified and accounted for as capital leases if substantially all the benefits of ownership have been transferred to the lessee. Significant financial leasing items are capitalized as fixed assets.

S)       INCOME TAXES

         Income taxes consist of current and deferred taxes. Current taxes include taxes of consolidated subsidiaries for the year calculated in accordance with local regulations, as well as adjustments to prior year tax accruals and deferred taxes.

         Deferred tax liabilities or assets are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax liabilities are recognized regardless of the likelihood of reversal of such amounts and deferred tax assets are reduced by a valuation allowance to the amount that is probable to be realized.

T)       STOCK-BASED COMPENSATION

         The Group does not account for stock-based compensation, as it is not required under Finnish GAAP.

U)       PENSION ARRANGEMENTS

         Statutory and supplementary pension obligations in Finland are covered through a compulsory pension insurance policy. Payments to pension insurance institutions are recorded in amounts determined by the insurance institutions according to certain prescribed actuarial assumptions and other rulings pursuant to the Finnish Employees' Act. Group companies outside of Finland have pension obligations arranged and pension liabilities recorded in accordance with the local regulations and practice. Changes in uncovered pension obligations are recorded as an expense in the income statement and the related pension liability is included as a provision or liability in the balance sheet.

V)       OTHER OPERATING INCOME AND EXPENSES

         Other operating income includes income from outside ordinary business activities, such as rental income and gains from the sale of fixed assets and other long-term investments.

         Other operating expenses include expenses not directly related to production, such as expenses for marketing efforts, research and development, and other expenses related to general administration.

                SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY

Additionally, losses from the disposition of fixed assets and other long-term investments are included within other operating expenses.

W)       PROVISIONS

         Provisions in the balance sheet include those items, which the Group is obliged to pay, future realization is probable, and the amount can reasonably be estimated, such as uncovered pension liabilities and restructuring expenses. Changes to provisions, excluding restructuring provisions that are a component of goodwill, are included in the income statement.

X)       EXTRAORDINARY INCOME AND EXPENSES

         Extraordinary income and expenses are presented on a gross basis and include items, which are outside of the ordinary activities of the Group, such as items arising from divestments of operations.

Y)       APPROPRIATIONS

         Appropriations comprise voluntary provisions and the temporary differences related to the depreciation of the tax basis as compared to the book basis of fixed assets. Accumulated appropriations are divided into tax liability and shareholders' equity. The change in appropriations, net of the tax liability, is included in the earnings for the year. The amount of appropriations recorded in shareholders' equity is not distributable in the Predecessor according to the Finnish Companies Act.

Z)       DIVIDENDS

         Dividends proposed by the Board of Directors are not recorded in the consolidated financial statements until they have been approved by the Annual General Meeting. The Group did not declare dividends for the year 2001 and the year 2002 and does not anticipate doing so in the near future.

AA)      CONSOLIDATED STATEMENT OF CASH FLOWS

         The consolidated statement of cash flows is prepared in accordance with Finnish GAAP using International Accounting Standards (IAS) No. 7, "CASH FLOW STATEMENTS", as amended.

                SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY

2.       BUSINESS SEGMENT AND GEOGRAPHIC AREA DATA

         BUSINESS SEGMENT

         The Group and the Predecessor have three business segments: bathroom ceramics, bath and shower products, and vacuum sewage systems ("EVAC").

         The bathroom ceramics business segment produces washbasins, pedestals, vanity tops, toilets, urinals, bidets and bathroom accessories made of ceramics. The business segment is comprised of nine business units, all based in Europe that produce bathroom ceramics.

         The bath and shower products business segment produces whirlpools, spas, bathtubs, shower enclosures, shower systems and shower trays. The business segment is comprised of six business units, all based in Europe, that produce bath and shower products.

         The vacuum sewage systems business segment markets, through one business unit, vacuum sewage systems for aircraft, marine vessels, trains and buildings that are tailored to the needs of its customers. As the only producer of vacuum systems in these four sectors, EVAC has little competition. EVAC operates in Europe, North and South America and Asia.

         Each of the business segments sells products to other business segments of the Group and its Predecessor on an arms-length basis.

         The presentation of the Group and its Predecessor's business segments is based on business area reporting. Business area reporting is carried out quarterly and used by the Chief Operating Decision Maker of the Group and its Predecessor, to evaluate the business segment performance and decide how to allocate resources to the business segments.

         A business unit is comprised of legal entities of the Group and its Predecessor. A business unit may belong to either one business segment or to both the bathroom ceramics and bath and shower products business segments. If a business unit belongs to more than one business segment and the information systems of the business unit do not fully support the business segment allocation, a rational and consistent allocation method is used to calculate the allocation of the costs or operating capital employed based on a ratio percentage of the proportion of business segment sales to the total net sales of the Group and its Predecessor. If a legal entity does not belong to a specific business unit, a corresponding rational and consistent method, calculated on consolidated group level, is used to allocate net sales, costs or operating capital employed of the legal entity to business segments.

The inter-segment revenue calculation is based on the following assumptions:

o Inter-segment sales are recorded as such only when both the business unit seller and business unit buyer belong to one business segment that is different between the business unit seller and the business unit buyer.

o If either the business unit seller or the business unit buyer operates in more than one business segment and a portion of the business segment is the same between the business unit seller and the business unit buyer, then the sale is not recorded as inter-segment.

                SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY

         The accounting policies underlying the business segment data are the same as described in footnote 1 to the consolidated financial statements. Segment results for the Group and its Predecessor were as follows:

PREDECESSOR
-----------
                                                         BATH AND
SANITEC OYJ                               BATHROOM        SHOWER      VACUUM SEWAGE
DECEMBER 31, 2000                         CERAMICS       PRODUCTS        SYSTEMS       INTERSEGMENT        TOTAL
-----------------                         --------       --------        -------       ------------        -----
Total net sales.....................        526.8          264.8           88.1            (2.4)           877.3
Intersegment net sales..............         (1.9)          (0.5)          --               2.4             --
                                          --------       --------        --------       --------         --------
Net sales to external customers.....        524.9          264.3           88.1            --              877.3
Depreciation and amortization.......        (40.1)          (8.2)          (2.2)           --              (50.5)
Operating profit....................         50.6           22.2            6.7            --               79.5
Gross capital expenditure...........        (19.0)         (36.7)          (1.9)           --              (57.6)

Operating capital employed..........        384.8          129.3           38.9            --              553.0
Liabilities within operating capital
    employed........................         --             --             --              --              206.5
Interest bearing receivables........         --             --             --              --                3.4
Cash and bank balances..............         --             --             --              --               17.7
                                                                                                         --------
    Total assets....................                                                                       780.6
                                                                                                         ========

PREDECESSOR
-----------
                                                          BATH AND        VACUUM
SANITEC OYJ                                BATHROOM        SHOWER         SEWAGE
JANUARY 1 - JUNE 7, 2001                   CERAMICS       PRODUCTS        SYSTEMS      INTERSEGMENT        TOTAL
------------------------                   --------       --------        -------      ------------        -----
Total net sales.....................         279.5         132.3             36.4           (1.3)          446.9
Intersegment net sales..............          (1.0)         (0.3)            --              1.3            --
                                          --------       --------        --------       --------         --------
Net sales to external customers.....         278.5         132.0             36.4           --             446.9
Depreciation and amortization.......         (19.1)         (5.6)            (1.0)          --             (25.7)
Operating profit....................          18.5           9.7              2.2           --              30.4
Gross capital expenditure...........        (131.7)        (26.2)            (1.5)          --            (159.4)

Operating capital employed..........         520.3         170.2             40.5           --             731.0
Liabilities within operating capital
    employed........................          --            --               --             --             241.9
Interest bearing receivables........          --            --               --             --               1.0
Cash and bank balances..............          --            --               --             --              21.1
                                                                                                         --------
    Total assets....................                                                                       995.0
                                                                                                         ========

SUCCESSOR
---------
SANITEC OY, FORMERLY POOL ACQUISITION                    BATH AND
HELSINKI OY                               BATHROOM        SHOWER      VACUUM SEWAGE
JUNE 8 - DECEMBER 31, 2001                CERAMICS       PRODUCTS        SYSTEMS       INTERSEGMENT        TOTAL
--------------------------                --------       --------        -------       ------------        -----
Total net sales.....................        333.1          163.3           52.7            (1.5)           547.6
Intersegment net sales..............         (1.1)          (0.4)          --               1.5             --
                                          --------       --------        --------       --------         --------
Net sales to external customers.....        332.0          162.9           52.7            --              547.6
Depreciation and amortization.......        (37.4)         (11.3)          (2.3)           --              (51.0)
Operating profit....................         17.4           14.8            6.3            --               38.5
Gross capital expenditure...........       (678.5)        (232.2)         (46.5)           --             (957.2)

Operating capital employed..........        849.4          307.8           66.7            --            1,223.9
Liabilities within operating capital
    employed........................         --             --             --              --              293.0
Interest bearing receivables........         --             --             --              --                6.0
Cash and bank balances..............         --             --             --              --               68.0
                                                                                                         --------
    Total assets....................                                                                     1,590.9
                                                                                                         ========

                SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY

SUCCESSOR
---------
SANITEC OY, FORMERLY POOL ACQUISITION                    BATH AND
HELSINKI OY                               BATHROOM        SHOWER      VACUUM SEWAGE
JANUARY 1 - DECEMBER 31, 2002             CERAMICS       PRODUCTS        SYSTEMS       INTERSEGMENT        TOTAL
-----------------------------             --------       --------        -------       ------------        -----
Total net sales.....................        622.0          294.2            72.1           (2.9)            985.4
Intersegment net sales..............         (2.3)          (0.6)           --              2.9              --
                                          --------       --------        --------       --------         --------
Net sales to external customers.....        619.7          293.6            72.1           --               985.4
Depreciation and amortization.......        (64.7)         (28.1)           (2.7)          --               (95.5)
Operating profit....................         35.2           15.0             2.1           --                52.3
Gross capital expenditure...........        (49.1)         (13.0)           (1.6)          --               (63.7)

Operating capital employed..........        723.2          395.7            73.6           --             1,192.5
Liabilities within operating capital
    employed........................         --             --              --             --               259.1
Interest bearing receivables........         --             --              --             --                14.8
Cash and bank balances..............         --             --              --             --                34.4
                                                                                                         --------
    Total assets....................                                                                      1,500.8
                                                                                                         ========

GEOGRAPHIC AREA DATA

                                                   PREDECESSOR                                SUCCESSOR
                                                   -----------                                ---------
                                                                                 SANITEC OY, FORMERLY POOL ACQUISITION
                                                   SANITEC OYJ                                HELSINKI OY
                                                   -----------                                -----------
                                                               PERIOD FROM       PERIOD FROM
                                           YEAR ENDED        JANUARY 1 -JUNE        JUNE 8 -            YEAR ENDED
NET SALES BY GEOGRAPHICAL AREA          DECEMBER 31, 2000        7, 2001        DECEMBER 31, 2001    DECEMBER 31, 2002
------------------------------          -----------------        -------        -----------------    -----------------
Germany...............................       183.5                 77.2                 91.0                153.1
France................................       143.3                 69.4                 74.6                146.3
United Kingdom........................       .16.5                 47.5                 66.1                114.7
Benelux...............................        80.7                 39.3                 46.1                 87.4
Sweden................................        74.0                 31.7                 36.0                 69.2
Italy.................................        80.9                 37.5                 43.0                 84.5
Norway................................        42.0                 19.2                 24.3                 48.4
Denmark...............................        30.5                 15.2                 16.8                 36.8
Finland...............................        36.6                 16.1                 21.2                 35.8
Poland................................        57.0                 25.0                 36.3                 59.1
The Americas..........................        34.1                 14.0                 21.9                 24.2
Other countries.......................        98.2                 54.8                 70.3                125.9
                                           --------             --------             --------             --------
Total.................................       877.3                446.9                547.6                985.4
                                           ========             ========             ========             ========

                SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY

                                                            PREDECESSOR                              SUCCESSOR
                                                            -----------                              ---------
                                                                                       SANITEC OY, FORMERLY POOL ACQUISITION
                                                            SANITEC OYJ                             HELSINKI OY
                                                            -----------                             -----------
                                                         AT                AT                 AT                    AT
LONG LIVED ASSETS BY GEOGRAPHICAL AREA(1)        DECEMBER 31, 2000    JUNE 7, 2001    DECEMBER 31, 2001     DECEMBER 31, 2002
-----------------------------------------        -----------------    ------------    -----------------     -----------------
United Kingdom......................................     0.1              56.4               49.0                  48.5
Sweden..............................................    18.1              16.9               18.2                  29.1
Slovakia............................................     7.1               7.4                7.1                   6.7
Portugal............................................     8.5               9.0                9.8                  16.2
Poland..............................................    40.3              43.7               41.3                  36.1
The Netherlands.....................................    30.8              30.0               30.1                  29.6
Malaysia............................................    12.8              13.9               --                    --
Italy...............................................    31.0              30.7               30.5                  41.0
Germany.............................................    37.1              36.9               33.8                  42.4
France..............................................    18.3              20.0               28.3                  28.7
Finland.............................................    23.7              23.2               18.3                  15.9
Belgium.............................................     3.0               3.5                3.8                   0.3
The Americas........................................     3.3               3.5                3.3                   2.7
Other countries.....................................     3.7               3.3                3.3                   5.2
                                                     --------          --------           --------               --------
Total...............................................   237.8             298.4              276.8                 302.4
                                                     ========          ========           ========               ========

----------
 (1) Long lived assets consist of tangible assets

3.       ACQUISITIONS AND DISPOSITIONS OF BUSINESSES

ACQUISITIONS BY THE PREDECESSOR AND SUCCESSOR

         The following acquisitions were accounted for by the purchase method of accounting and, accordingly, the results of operations have been included in the consolidated income statements since the acquisition dates. All of the transactions were cash transactions.

2000

         During 2000, the Predecessor acquired shares in subsidiaries as follows:

Minority interest in N.V. Koninklijke Sphinx
     Gustavsberg................................................         2.6
Other subsidiaries..............................................         1.8
                                                                       -------
Total cash flow on acquisition net of cash acquired.............         4.4
                                                                       =======

PERIOD FROM JANUARY 1, 2001 TO JUNE 7, 2001

         In January 2001, the Predecessor acquired a 100% interest in Twyford Bathrooms. The acquisition cost of GBP84.7 million (or approximately EUR136.7 million) including acquisition related costs was paid in cash. The preliminary cost has been allocated to fixed assets and liabilities based on the estimated fair values at the acquisition date. The final purchase price allocation adjustments were made in the year ended December 31, 2001.

                SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY

                                                            PRELIMINARY
                                                           PURCHASE PRICE     NET ADJUSTMENTS TO     FINAL PURCHASE
                                                             ALLOCATION           FAIR VALUE        PRICE ALLOCATION
                                                             ----------           ----------        ----------------
Fixed Assets.........................................           58.0                (1.0)                  57.0
Inventories..........................................           18.0                (1.4)                  16.6
Other current assets.................................           67.2                (0.6)                  66.6
Cash and cash equivalents............................           --                  --                     --
Liabilities..........................................          (63.6)               (5.2)                 (68.8)
Restructuring provisions.............................           (9.4)                7.3                   (2.1)
Goodwill.............................................           66.5                (1.9)                  64.6
                                                             --------             --------              ---------
Gross acquisition cost of Twyford Bathrooms..........          136.7                (2.8)                 133.9
Less: cash and cash equivalents acquired.............           --
Cash flow on acquisition net of cash acquired........          136.7
Cash flow on acquisitions in other subsidiaries                  0.7
                                                             --------
Total cash flow on acquisition net of cash
   acquired..........................................          137.4
                                                             ========

PERIOD FROM JUNE 8, 2001 TO DECEMBER 31, 2001

         On June 7, 2001, the Successor acquired an interest of 60.8% in Sanitec Oyj from Wartsila Oyj Abp and a group of investors. The Successor also made a public offer to acquire the entire share capital of Sanitec Oyj. At December 31, 2001, the Successor held 100% of Sanitec Oyj. The total amount paid in cash as of December 31, 2001 was EUR925.9 million, which consisted of EUR904.4 million for the purchase of shares and EUR21.5 million for other acquisition related costs. A EUR3.8 million provision has been made for the remaining shares of the Predecessor that were acquired but remained unpaid at the balance sheet date on December 31, 2001. The preliminary cost was allocated to fixed assets and liabilities based on the estimated fair values at the acquisition date. Adjustments to purchase price allocation were made in the year ended December 31, 2001 and in the year ended December 31, 2002, as allowed in the Finnish GAAP. The final purchase price allocation adjustments were made as of December 31, 2002.

         The acquisition had the following effect on the Successor's assets and liabilities:

                                                 PURCHASE                         PURCHASE                           FINAL
                                                   PRICE                           PRICE                        PURCHASE PRICE
                                                ALLOCATION          NET        ALLOCATION AS         NET         ALLOCATION AS
                                                AS OF JUNE    ADJUSTMENTS TO    OF DECEMBER    ADJUSTMENTS TO     OF DECEMBER
                                                  7, 2001       FAIR VALUE        31, 2001       FAIR VALUE        31, 2002
                                                  -------       ----------        --------       ----------        --------
Fixed Assets..................................     546.3           (12.4)           533.9             38.6            572.5
Inventories...................................     174.4            (1.8)           172.6             (0.2)           172.4
Other current assets..........................     253.2            (0.9)           252.3             (0.4)           251.9
Cash and cash equivalents.....................      21.1               --            21.1               --             21.1
Liabilities...................................    (619.6)            76.2          (543.4)           (10.6)          (554.0)
Restructuring provisions......................        --            (60.0)          (60.0)           (24.5)           (84.5)
Other provisions..............................     (53.4)             3.0           (50.4)              --            (50.4)
Goodwill......................................     603.9               --           603.9             (0.4)           603.5
                                                 --------         ---------       --------          --------        ---------
Gross acquisition cost of the Predecessor.....     925.9              4.1           930.0              2.5            932.5
Less: cash and cash equivalents acquired..... .    (21.1)
Total cash flow on acquisition net of            --------
   cash acquired..............................     904.8
                                                 ========

                SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY

2002

         During 2002, the Successor acquired the remaining shares from minority shareholders in Koninklijke Sphinx B.V., formerly N.V. Koninklijke Sphinx Gustavsberg, totaling EUR0.1 million.

         Payments totaling EUR3.8 million related to the purchase of the remaining shares of the Predecessor were realized during 2002, and other acquisition related costs incurred during 2002 were EUR2.5 million.

DIVESTITURES BY THE SUCCESSOR

PERIOD FROM JUNE 8, 2001 TO DECEMBER 31, 2001

         On July 1, 2001, the Successor sold an 80.1% interest in Johnson Suisse SDN BHD ("Sanitec Johnson Suisse") in Malaysia. The transaction resulted in a loss of EUR2.7 million. The disposal had the following effect on the Successor's assets and liabilities:

Fixed assets...............................................              14.1
Inventories................................................               4.7
Other current assets.......................................               3.7
Cash and cash equivalents..................................                --
Liabilities................................................             (22.7)
Deferred tax assets........................................              (0.8)
Goodwill...................................................               3.7
                                                                       ---------
Net assets sold............................................               2.7
Sales loss accounted for as extraordinary cost.............              (2.7)
                                                                       ---------
Cash flow on sale of subsidiary shares.....................               0.0
                                                                       =========

2002

         During 2002 the Successor had no divestures.

4.       OTHER OPERATING INCOME

                                                                PREDECESSOR                            SUCCESSOR
                                                                -----------                            ---------
                                                                                         SANITEC OY, FORMERLY POOL ACQUISITION
                                                                SANITEC OYJ                           HELSINKI OY
                                                                -----------                           -----------
                                                       YEAR ENDED        PERIOD FROM         PERIOD FROM          YEAR ENDED
                                                      DECEMBER 31,       JANUARY 1 -           JUNE 8 -          DECEMBER 31,
                                                          2000          JUNE 7, 2001      DECEMBER 31, 2001          2002
                                                          ----          ------------      -----------------          ----
Other operating income consists of:
   Rental income....................................      0.5                0.2                  0.3                 0.3
   Profit on sales of fixed assets..................      0.9                0.2                  1.8                 0.3
   Other............................................      5.2                2.7                  6.5                 6.9
                                                        -------            ------               ------              -------
Total...............................................      6.6                3.1                  8.6                 7.5
                                                        =======            ======               ======              =======

                SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY

5.       PERSONNEL EXPENSES AND NUMBER OF PERSONNEL

                                                                PREDECESSOR                          SUCCESSOR
                                                                -----------                          ---------
                                                                                       SANITEC OY, FORMERLY POOL ACQUISITION
                                                                SANITEC OYJ                         HELSINKI OY
                                                       YEAR ENDED        PERIOD FROM         PERIOD FROM          YEAR ENDED
                                                      DECEMBER 31,       JANUARY 1 -           JUNE 8 -          DECEMBER 31,
                                                          2000          JUNE 7, 2001      DECEMBER 31, 2001          2002
                                                          ----          ------------      -----------------          ----
Personnel expenses consist of:
Wages and salaries..................................       212.3             111.6            131.2                239.3
Pension costs (1)...................................         2.4               1.1              1.6                  2.8
Other compulsory personnel costs (2)................        53.9              25.1             33.6                 57.4
                                                         --------          --------         --------             --------
Total...............................................       268.6             137.8            166.4                299.5
                                                         ========          ========         ========             ========
Number of personnel on average......................     8,302             9,103            8,861                8,404

----------
(1) Pension costs contain only pension costs for Finnish companies.
(2) Pension costs for non-Finnish companies are included in other compulsory personnel costs.

                                                                   PREDECESSOR                        SUCCESSOR
                                                                   -----------                        ---------
                                                                                              SANITEC OY, FORMERLY POOL
                                                                   SANITEC OYJ                 ACQUISITION HELSINKI OY
                                                                   -----------                 -----------------------
                                                       YEAR ENDED        PERIOD FROM         PERIOD FROM          YEAR ENDED
                                                      DECEMBER 31,       JANUARY 1 -           JUNE 8 -          DECEMBER 31,
                                                          2000          JUNE 7, 2001      DECEMBER 31, 2001          2002
                                                          ----          ------------      -----------------          ----
SALARIES AND EMOLUMENTS TO SENIOR MANAGEMENT
Presidents and members of the Boards of
Directors (1,2,3).....................................         5.0             2.8               3.7              3.5

----------
 (1) In 2002, senior management includes members of the Board of Directors and Board of Management of the Group. During previous periods, the senior management has included also managing directors of the individual subsidiaries of the Group.
 (2) The group CEO and the presidents of some Group companies have the right to retire at the age of 60 years. The Group's Board of Directors decides the remunerations of the President and his immediate subordinates.
 (3) The CEO of Sanitec International S.A. is employed by Sanitec International AG, a parent company to the registrant, charging the costs realized to Sanitec Oy, formerly Pool Acquisition Helsinki Oy. See also note 17.


6.       DEPRECIATION AND AMORTIZATION

                                                                   PREDECESSOR                        SUCCESSOR
                                                                   -----------                        ---------
                                                                                              SANITEC OY, FORMERLY POOL
                                                                   SANITEC OYJ                 ACQUISITION HELSINKI OY
                                                                   -----------                 -----------------------
                                                       YEAR ENDED        PERIOD FROM         PERIOD FROM          YEAR ENDED
                                                      DECEMBER 31,       JANUARY 1 -           JUNE 8 -          DECEMBER 31,
                                                          2000          JUNE 7, 2001      DECEMBER 31, 2001          2002
                                                          ----          ------------      -----------------          ----
Depreciation and amortization consists of:
    Intangible assets................................        2.2              1.0               1.9                 2.8
    Goodwill on consolidation........................       11.6              6.3              25.2                44.1
    Other long-term expenditure......................        1.1              0.5               2.2                11.1
    Land.............................................        0.1              0.0               0.0                 0.0
    Buildings and structures.........................        5.1              2.6               3.0                 8.4
    Machinery and equipment..........................       27.5             14.3              17.1                27.3
    Other tangible assets............................        2.9              1.0               1.6                 1.8
                                                          -------          -------           -------             --------
Total depreciation and amortization..................       50.5             25.7              51.0                95.5
                                                          =======          =======           =======             ========

                SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY

         There were no material write downs in the consolidated statements of operations in the year 2000, in the period from January 1, 2001 to June 7, 2001, in the period from June 8, 2001 to December 31, 2001 and in the year 2002.

7.       OTHER INCOME AND EXPENSES, NET

                                                                 PREDECESSOR                        SUCCESSOR
                                                                 -----------                        ---------
                                                                                           SANITEC OY, FORMERLY POOL
                                                                 SANITEC OYJ                ACQUISITION HELSINKI OY
                                                                 -----------                -----------------------
                                                                                          PERIOD FROM
                                                          YEAR ENDED     PERIOD FROM        JUNE 8 -      YEAR ENDED
                                                         DECEMBER 31,    JANUARY 1 -        DECEMBER     DECEMBER 31,
                                                             2000        JUNE 7, 2001       31, 2001         2002
                                                             ----        ------------       --------         ----
Other income and expenses, net consists of:
    Interest income and other financial income.......         5.9             2.6             3.5            4.7
    Exchange gains and losses, net...................         0.8             0.2            (0.2)          (2.2)
    Write downs of financial assets..................        (0.1)           --              --             --
    Interest expenses and other financial expenses...       (18.0)           (9.5)          (44.1)        (103.0)
                                                           --------        --------        --------      --------
    Other income and expenses, net, total............       (11.4)           (6.7)          (40.8)        (100.5)
                                                           ========        ========        ========      ========

8.       EXTRAORDINARY ITEMS

                                                             PREDECESSOR                            SUCCESSOR
                                                             -----------                            ---------
                                                                                      SANITEC OY, FORMERLY POOL ACQUISITION
                                                             SANITEC OYJ                           HELSINKI OY
                                                             -----------                           -----------
                                                     YEAR ENDED       PERIOD FROM                               YEAR ENDED
                                                    DECEMBER 31,      JANUARY 1 -     PERIOD FROM JUNE 8 -     DECEMBER 31,
                                                        2000         JUNE 7, 2001      DECEMBER 31, 2001           2002
                                                        ----         ------------      -----------------           ----
Extraordinary items consist of:
    Extraordinary expenses...........................  --                (1.4)                (2.3)                   --
                                                     -----              -------              ------                 ------
Total................................................  --                (1.4)                (2.3)                   --
                                                     =====              =======              ======                 ======

         Extraordinary expenses in December 2001 include estimated costs for the accidental destruction by fire of the bath and shower production facility in Avranches, France, and a loss from the sale of 80.1% of the shares of Sanitec Johnson Suisse.

         The tax effect of extraordinary expenses for the period from January 1, 2001 to June 7, 2001 for the Predecessor was EUR0.4 million and for the period June 8, 2001 to December 31, 2001 for the Successor was EUR0.7 million.

                SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY

9.       INCOME TAXES

                                                                    PREDECESSOR                         SUCCESSOR
                                                                    -----------                         ---------
                                                                                                SANITEC OY, FORMERLY POOL
                                                                    SANITEC OYJ                  ACQUISITION HELSINKI OY
                                                                    -----------                  -----------------------
                                                                                              PERIOD FROM
                                                           YEAR ENDED       PERIOD FROM        JUNE 8 -         YEAR ENDED
                                                          DECEMBER 31,      JANUARY 1 -      DECEMBER 31,      DECEMBER 31,
                                                              2000          JUNE 7, 2001         2001              2002
                                                              ----          ------------         ----              ----
Income taxes consist of:
    Current taxes
       for the financial year.......................          (29.1)            (8.9)             (8.7)           (20.4)
       for prior years..............................            0.5              0.6               0.4             (0.1)
    Deferred........................................            3.7             (0.2)             (4.9)            (5.9)
                                                             --------         --------          --------         --------
Total...............................................          (24.9)            (8.5)            (13.2)           (26.4)
                                                             ========         ========          ========         ========

    Finland.........................................           (6.1)            (1.3)              0.4             (1.1)
    Other jurisdictions.............................          (18.8)            (7.2)            (13.6)           (25.3)
                                                             --------         --------          --------         --------
Total...............................................          (24.9)            (8.5)            (13.2)           (26.4)
                                                             ========         ========          ========         ========

The Finnish and non-Finnish components of income
(loss) before income taxes, minority interest and
after extraordinary items are as follows:
    Finland.........................................           52.0              4.3             (15.8)           (65.4)
    Other jurisdictions.............................           12.3             17.5              12.0             17.7
                                                             --------         --------          --------         --------
Total...............................................           64.3             21.8              (3.8)           (47.7)
                                                             ========         ========          ========         ========

         The difference between income tax expense calculated using the Finnish statutory tax rate (29% in 2000, 2001 and 2002) and income tax expense recorded in the income statement is as follows:

                SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY

                                                                     PREDECESSOR                         SUCCESSOR
                                                                     -----------                         ---------
                                                                                                 SANITEC OY, FORMERLY POOL
                                                                     SANITEC OYJ                  ACQUISITION HELSINKI OY
                                                                     -----------                  -----------------------
                                                              YEAR ENDED      PERIOD FROM      PERIOD FROM        YEAR ENDED
                                                             DECEMBER 31,     JANUARY 1 -        JUNE 8 -        DECEMBER 31,
                                                                 2000        JUNE 7, 2001   DECEMBER 31, 2001        2002
                                                                 ----        ------------   -----------------        ----
Hypothetical income tax (expense)/benefit at Finnish tax
rate..................................................          (18.6)            (6.3)             1.1               13.9
Non-deductible expenses and tax exempt income.........           (0.9)             0.2              0.7               (2.2)
Effect of associated companies........................           (1.1)            (0.2)             0.2                0.1
Effect of goodwill amortization.......................           (3.1)            (1.4)            (6.4)             (12.7)
Difference between Finnish tax rate and non-Finnish
     tax rate.........................................           (5.0)            (1.7)            (0.2)              (2.5)
Operating losses with no deferred tax benefit
     recognized.......................................           (8.7)            (2.8)           (12.0)             (22.0)
Write-downs of shares and use of tax loss carry
     forwards.........................................            8.8              1.1              3.8                0.3
Effect of equity hedging and other financial items....            0.6              0.5             (0.5)              --
Changes in valuation allowances.......................            6.1              1.4             (1.6)              --
Other items...........................................           (3.0)             0.7              1.7               (1.3)
                                                               --------         -------         --------           ---------
Total.................................................          (24.9)            (8.5)           (13.2)             (26.4)
                                                               ========         =======         ========           =========

         The components of net deferred tax asset (liability) in the balance sheet consist of the following tax consequences from temporary differences:

                                                                  PREDECESSOR                        SUCCESSOR
                                                                  -----------                        ---------
                                                                                             SANITEC OY, FORMERLY POOL
                                                                  SANITEC OYJ                 ACQUISITION HELSINKI OY
                                                                  -----------                 -----------------------
                                                                AT              AT              AT                AT
                                                           DECEMBER 31,       JUNE 7,      DECEMBER 31,      DECEMBER 31,
                                                               2000            2001            2001              2002
                                                               ----            ----            ----              ----
Deferred tax assets consist of:
    Tax loss carry forwards.........................           30.9            28.7            35.2              75.9
    Provisions and writedowns related to
         restructuring..............................           19.9            20.0            32.2              22.5
    Other provisions and liabilities................            2.4             2.5             1.9               2.8
    Others..........................................            0.8             0.8             0.7               2.1
                                                             -------         -------         -------           --------
    Total deferred tax assets.......................           54.0            52.0            70.0             103.3
    Less valuation allowance........................          (34.9)          (31.9)          (47.9)            (79.3)
                                                             -------         -------         -------           --------
                                                               19.1            20.1            22.1              24.0

Deferred tax liabilities consist of:
    Property, plant and equipment...................           10.2            10.5            12.6              25.4
    Voluntary provisions............................            3.5             3.3             4.0               6.4
    Others..........................................            0.7             1.0            --                 0.1
                                                             -------         -------         -------           --------
                                                               14.4            14.8            16.6              31.9
                                                             -------         -------         -------           --------
Net deferred tax assets / (liabilities).............            4.7             5.3             5.5              (7.9)
                                                             =======         =======         =======           ========

         The Group had tax loss carry forwards of EUR103.7 million, EUR105.4 million, EUR115.7 million and EUR226.5 million as of December 31, 2000, June 7, 2001, December 31, 2001 and December 31, 2002, respectively. Of the total amount, EUR33.4 million and EUR116.2 million are attributable to Sanitec Oy, formerly Pool Acquisition Helsinki Oy as of December 31, 2001 and December 31, 2002, respectively.

                SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY

Substantially, all of the tax loss carry forwards attributable to foreign subsidiaries, EUR110.5 million as of December 31, 2002, has no expiration. Tax loss carry forwards of Sanitec Oy, formerly Pool Acquisition Helsinki Oy, expire in 10 years from the year of origin.

         The Group has recognized deferred tax assets for its tax loss carry forwards and has established a valuation allowance against these deferred tax assets. The determination was based upon what is probable in each tax jurisdiction.

         A deferred tax liability has not been provided for undistributed earnings of non-Finnish subsidiaries, because it is the intention of the Group to permanently reinvest such earnings. At December 31, 2002, withholding tax of EUR1.9 million on undistributed earnings of EUR38.2 million is not recognized.

         Deferred tax liabilities assumed under Finnish GAAP for all financial periods concerned are non-current.

         Deferred tax assets of EUR2.5 million, EUR3.3 million, EUR3.1 million and EUR3.5 million for the financial year ended December 31, 2000 and financial period ended June 7, 2001 and December 31, 2001 and financial year ended December 31, 2002 under Finnish GAAP are current. The rest of the deferred tax assets for each financial period concerned are non-current.

10.      FIXED ASSETS AND OTHER LONG TERM INVESTMENTS

     Other intangible assets

                                                            PREDECESSOR                          SUCCESSOR
                                                            -----------                          ---------
                                                                                         SANITEC OY, FORMERLY POOL
                                                            SANITEC OYJ                   ACQUISITION HELSINKI OY
                                                            -----------                   -----------------------
                                                                          AT
                                                          AT            JUNE 7,            AT                 AT
                                                  DECEMBER 31, 2000      2001      DECEMBER 31, 2001   DECEMBER 31, 2002
                                                  -----------------      ----      -----------------   -----------------
Intangible assets consist of:
    Intangible rights................................    4.9              6.5              6.0                 5.7
    Other long term expenditures.....................    2.3              3.2             25.6                39.4
                                                       ------           ------           ------              ------
Total................................................    7.2              9.7             31.6                45.1
                                                       ======           ======           ======              ======

         Intangible rights primarily consist of license rights, patents, and computer software. Other long term expenditures primarily consist of the cost of leasehold improvements on rental premises and capitalized costs related to the issuance of debt.

         Changes in fixed assets and other long term investments include the following (capital expenditure and other additions of the Successor including the acquired assets of the Predecessor):

                SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY

                                                                 PREDECESSOR                         SUCCESSOR
                                                                 -----------                         ---------
                                                                                       SANITEC OY, FORMERLY POOL ACQUISITION
                                                                 SANITEC OYJ                        HELSINKI OY
                                                                 -----------                        -----------
                                                               AT             AT
                                                          DECEMBER 31,      JUNE 7,            AT                  AT
                                                              2000           2001      DECEMBER 31, 2001   DECEMBER 31, 2002
                                                              ----           ----      -----------------   -----------------
Intangible assets:
Goodwill:
    Historical cost at the beginning of the period...         182.1          200.6            --                 794.9
    Capital expenditures and other additions.........          18.5           59.1           798.6                --
    Disposals and other decreases....................          --             --              (3.7)               (4.0)
    Accumulated amortization at the end of period....         (67.1)         (73.4)          (25.3)              (69.4)
                                                            --------       --------         --------            --------
    Carrying value at the end of period..............         133.5          186.3           769.6               721.5
                                                            ========       ========         ========            ========
Other intangible assets:
    Historical cost at the beginning of the period...          15.3           19.9            --                  35.8
    Capital expenditures and other additions.........           4.6            4.1            35.8                27.2
    Disposals and other decreases....................          --             --              --                  --
    Accumulated amortization at the end of period....         (12.7)         (14.3)           (4.2)              (17.9)
                                                            --------       --------         --------            --------
    Carrying value at the end of period..............           7.2            9.7            31.6                45.1
                                                            ========       ========         ========            ========
Tangible assets:
Property, plant and equipment:
Land:
    Historical cost at the beginning of the period...          40.0           37.2            --                  52.5
    Capital expenditures and other additions.........           0.8           16.8            56.4                24.0
    Disposals and other decreases....................          (3.6)          --              (3.9)               (3.4)
    Accumulated depreciation at the end of period....          --             --              --                  --
                                                            --------       --------         --------            --------
    Carrying value at the end of period..............          37.2           54.0            52.5                73.1
                                                            ========       ========         ========            ========
Buildings:
    Historical cost at the beginning of the period..          119.9          129.2            --                  98.5
    Capital expenditures and other additions........           11.3           19.6           103.6                24.2
    Disposals and other decreases...................           (2.0)          (0.1)           (5.1)               (4.7)
    Accumulated depreciation at the end of period...          (46.6)         (49.2)           (1.4)               (7.0)
                                                            --------       --------         --------            --------
    Carrying value at the end of period.............           82.6           99.5            97.1               111.0
                                                            ========       ========         ========            ========
Machinery and equipment:
    Historical cost at the beginning of the period..          282.7          298.0            --                 110.2
    Capital expenditures and other additions........           27.9           35.7           138.7                27.7
    Disposals and other decreases...................          (12.6)          (3.7)          (28.5)              (22.6)
    Accumulated depreciation at the end of period...         (197.2)        (208.9)           (5.5)              (14.4)
                                                            --------       --------         --------            --------
    Carrying value at the end of period.............          100.8          121.1           104.7               100.9
                                                            ========       ========         ========            ========
Other tangible assets:
    Historical cost at the beginning of the period..           15.1           20.0            --                   7.8
    Capital expenditures and other additions........            6.8            1.3             8.0                 1.6
    Disposals and other decreases...................           (1.9)          (1.5)           (0.2)               (0.4)
    Accumulated depreciation at the end of period...          (13.6)         (13.7)           (1.1)               (2.8)
                                                            --------       --------         --------            --------
    Carrying value at the end of period.............            6.4            6.1             6.7                 6.2
                                                            ========       ========         ========            ========
Advances paid and construction in progress:
    Historical cost at the beginning of the period..            8.2           10.8            --                  15.8
    Capital expenditures and other additions........            7.2            7.2            26.7                --
    Disposals and other decreases...................           (4.6)          (0.3)          (10.9)               (4.6)




                SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


    Accumulated depreciation at the end of period...           --             --              --                  --
                                                            --------       --------         --------            --------
    Carrying value at the end of period.............           10.8           17.7            15.8                11.2
                                                            ========       ========         ========            ========

Long-term investments and receivables:
Investment securities:
    Historical cost at the beginning of the period..           42.7            3.4              --                 1.0
    Capital expenditures and other additions........             --            0.3             1.0                  --
    Disposals and other decreases...................          (39.3)          --                --                (0.2)
    Accumulated depreciation at the end of period...           (2.4)          (2.4)             --                  --
                                                            --------       --------         --------            --------
    Carrying value at the end of period.............            1.0            1.3             1.0                 0.8
                                                            ========       ========         ========            ========
Other receivables:
    Historical cost at the beginning of the period..            1.6            6.4              --                 9.6
    Capital expenditures and other additions........            4.8            1.7             9.6                  --
    Disposals and other decreases...................             --           --                --                (0.4)
    Accumulated depreciation at the end of period...             --           --                --                  --
                                                            --------       --------         --------            --------
    Carrying value at the end of period.............            6.4            8.1             9.6                 9.2
                                                            ========       ========         ========            ========

Investments in associated companies:
    Historical cost at the beginning of the period..          36.9           42.2              --                41.7
    Capital expenditures and other additions........           9.0            3.1             41.7                0.5
    Disposals and other decreases...................          (6.6)          (2.8)             --                (8.4)
    Accumulated depreciation at the end of period...             --          --                --                  --
                                                            --------       --------         --------            --------
    Carrying value at the end of period.............          39.3           42.5             41.7               33.8
                                                            ========       ========         ========            ========

         In the year ended December 31, 2002, capital expenditures and other additions in land and buildings include a purchase price allocation of EUR21.5 million and EUR22.5 million, respectively.

         Interest expense related to major investment projects in Poland has been capitalized under fixed assets and will be depreciated with the related fixed assets.

         The Predecessor's carrying value of buildings included capitalized interest expenses as of December 31, 2000 and June 7, 2001 of EUR0.5 million and EUR0.6 million, respectively and the carrying value of machinery and equipment included capitalized interest expense as of December 31, 2000 and June 7, 2001 of EUR1.3 million and EUR1.2 million, respectively.

         The Successor's carrying value of buildings included capitalized interest expenses as of December 31, 2001 and December 31, 2002 of EUR0.5 million and EUR0.4 million, respectively, and the carrying value of machinery and equipment included capitalized interest expense as of December 31, 2001 and December 31, 2002 of EUR1.4 million and EUR1.3 million, respectively.

                SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY

11.      PREPAID EXPENSES AND ACCRUED INCOME

                                                                 PREDECESSOR                        SUCCESSOR
                                                                 -----------                        ---------
                                                                                            SANITEC OY, FORMERLY POOL
                                                                 SANITEC OYJ                 ACQUISITION HELSINKI OY
                                                                 -----------                 -----------------------
                                                               AT             AT                                  AT
                                                          DECEMBER 31,      JUNE 7,            AT            DECEMBER 31,
                                                              2000           2001      DECEMBER 31, 2001         2002
                                                              ----           ----      -----------------         ----
Prepaid expenses and accrued income consists of:
    Interest........................................           0.4            0.3             0.5                 0.7
    Other financial items...........................           2.9            2.6             9.9                 0.9
    Income and other taxes..........................          16.7           17.1            15.3                 8.6
    Other...........................................           9.7           16.2            15.7                11.9
                                                            --------       --------        -------             --------
Total...............................................          29.7           36.2            41.4                22.1
                                                            ========       ========        =======             ========

12.      SHAREHOLDERS' EQUITY

         The following table shows changes in shareholders' equity for the year ended December 31, 2000 and the period from January 1, 2001 to June 7, 2001 for the Predecessor, and for the period from June 8, 2001 to December 31, 2001 and the year ended December 31, 2002 for the Successor.

                                                                             SHARE
                                            NUMBER OF SHARES   SHARE        PREMIUM    OTHER       RETAINED
PREDECESSOR                                  (IN THOUSANDS)    CAPITAL       FUNDS      RESERVES    EARNINGS     TOTAL
SANITEC OYJ                                  --------------    -------       -----      --------    --------     -----
BALANCE AT JANUARY 1, 2000................       62,209          64.9        90.5         18.0       166.1       339.5
Dividends paid............................        --             --           --          --         (13.1)      (13.1)
Currency translation adjustment...........        --             --           --          1.2         0.1         1.3
Transfers from retained earnings to other
     reserves.............................        --             --           --          0.5        (0.5)        --
Net income for the year...................        --             --           --          --          39.2        39.2
                                                --------      --------     --------    --------    --------     --------
BALANCE AT DECEMBER 31, 2000..............       62,209          64.9        90.5         19.7       191.8       366.9
Dividends paid............................        --             --           --          --         (13.1)      (13.1)
Currency translation adjustment...........        --             --           --          5.6         2.7         8.3
Net income for the period from January1,
     2001 through June 7, 2001............        --             --           --          --          13.3        13.3
                                                --------      --------     --------    --------    --------     --------
BALANCE AT JUNE 7, 2001...................       62,209          64.9        90.5         25.3       194.7       375.4
                                                ========      ========     ========    ========    ========     ========

                                                                             SHARE
SUCCESSOR                                   NUMBER OF SHARES   SHARE        PREMIUM    OTHER        RETAINED
SANITEC OY, FORMERLY POOL ACQUISITION        (IN THOUSANDS)    CAPITAL       FUNDS      RESERVES    EARNINGS      TOTAL
HELSINKI OY                                  --------------    -------       -----      --------    --------      -----
BALANCE AT JUNE 8, 2001..............                18          --           --          --           --           --
Share issue and premium..............            29,982        30.0        120.0          --           --        150.0
Currency translation adjustment......                --          --           --         0.2        (1.1)         (0.9)
Net loss for the period from June 8,2001
     through December 31, 2001.......                --          --           --          --       (17.2)        (17.2)
                                                --------      --------     --------    --------    --------     --------
BALANCE AT DECEMBER 31, 2001.........            30,000        30.0        120.0         0.2       (18.3)        131.9
                                                ========      ========     ========    ========    ========     ========

                SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY

                                                                               SHARE
SUCCESSOR                                     NUMBER OF SHARES   SHARE        PREMIUM      OTHER      RETAINED
SANITEC OY, FORMERLY POOL ACQUISITION          (IN THOUSANDS)    CAPITAL       FUNDS      RESERVES    EARNINGS      TOTAL
HELSINKI OY                                    --------------    -------       -----      --------    --------      -----
BALANCE AT JANUARY 1, 2002...........                 30,000       30.0        120.0         0.2       (18.3)        131.9
Currency translation adjustment......                     --         --           --      (10.2)        (6.2)        (16.4)
Transfers from retained earnings to other
     reserves.......................                      --         --           --         0.4        (0.4)           --
Net loss for the period from January 1,
     2002 through December 31, 2002                       --         --           --          --       (74.7)        (74.7)
                                                     --------    --------     --------    --------   --------      ---------
BALANCE AT DECEMBER 31, 2002.........                 30,000       30.0        120.0       (9.6)       (99.6)         40.8
                                                     ========    ========     ========    ========   ========      =========

         The shares of the Predecessor have no nominal value. However, the share capital divided by the number of shares is approximately EUR1.04 per share.

         The payments received in excess of par value of the shares are included in the share premium funds. Share premium funds are not distributable funds according to the Finnish Companies Act.

         Other reserves consist of currency translation adjustments related to undistributable equity and other legally undistributable reserves mainly in non-Finnish subsidiaries.

         Dividend payments for the Predecessor were EUR0.21 per share in 2000 and in 2001. The number of shares entitled to a dividend was 62,209,014 in 2000 and in 2001. No dividends were paid for the periods from January 1, 2001 through June 7, 2001 and from June 8, 2001 through December 31, 2001, and for the year 2002.

         On a consolidated basis, retained earnings of the Predecessor include appropriations (voluntary provisions and depreciation difference) which the Finnish Companies Act classifies as undistributable earnings. On a consolidated basis, the shareholders' equity available for distribution on December 31, 2000 and June 7, 2001 for the Predecessor was as follows:

                                                                                      PREDECESSOR
                                                                                      -----------
                                                                                      SANITEC OYJ
                                                                                      -----------
                                                                              AT                        AT
                                                                         DECEMBER 31,                 JUNE 7,
                                                                             2000                      2001
                                                                             ----                      ----
Distributable funds consist of:
    Retained earnings closing balance.......................                 191.8                     194.7
    Less appropriations.....................................                (34.1)                    (34.6)
    Deferred tax liability on appropriations................                 12.5                      12.3
                                                                          ---------                  ---------
Total distributable funds...................................                 170.2                     172.4
                                                                          =========                  =========

         The Finnish Companies Act restricts dividend distribution to the lower of distributable funds of the parent of the Predecessor or distributable funds of the Predecessor's consolidated balance sheet. The distributable funds of the parent of the Predecessor were EUR126.7 million as of December 31, 2000 and EUR109.0 million as of June 7, 2001. As of December 31, 2001 and 2002 there were no distributable funds of the Successor.

                SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY

13       PROVISIONS

                                                      PREDECESSOR                              SUCCESSOR
                                                      -----------                              ---------
                                                                                 SANITEC OY, FORMERLY POOL ACQUISITION
                                                      SANITEC OYJ                             HELSINKI OY
                                                      -----------                             -----------
                                                   AT                AT                 AT                    AT
                                           DECEMBER 31, 2000    JUNE 7, 2001    DECEMBER 31, 2001     DECEMBER 31, 2002
                                           -----------------    ------------    -----------------     -----------------
Provisions consist of:
Non-current provisions:
    Provisions for pensions...............       32.6               32.3               33.1                  33.6
    Provisions for restructuring .........       12.2                6.0               21.5                  28.0
    Other provisions .....................        6.9                3.8                5.7                   0.9
                                               --------          --------            --------              --------
                                                 51.7               42.1               60.3                  62.5

Current provisions:
    Provisions for taxation...............        --                 --                  0.1                   0.2
    Provisions for restructuring..........        2.4                9.2               28.2                  22.6
    Other provisions......................       12.3               14.7               10.4                   8.8
                                               --------          --------            --------              --------
                                                 14.7               23.9               38.7                  31.6

Non-current and current provisions:
    Provisions for pensions...............       32.6               32.3               33.1                  33.6
    Provisions for taxation...............        --                 --                 0.1                   0.2
    Provisions for restructuring..........       14.6               15.2               49.7                  50.6
    Other provisions......................       19.2               18.5               16.1                   9.7
                                               --------          --------            --------              --------
Total provisions..........................       66.4               66.0               99.0                  94.1
                                               ========          ========            ========              ========

PREDECESSOR                                      PENSIONS        TAXATION      RESTRUCTURING     OTHERS      TOTAL
-----------                                      --------        --------      -------------     ------      -----
Balance at January 1, 2000................         32.7              1.7            13.5            11.0       58.9
    Additional provisions (1).............         --               --               6.9             9.9       16.8
    Charges against provisions............         (0.1)            (1.7)           (5.8)           (1.7)      (9.3)
                                                 --------         --------        --------        --------   --------
Balance at December 31, 2000..............         32.6             --              14.6            19.2       66.4
    Additional provisions (1).............         --               --               2.1             2.4        4.5
    Charges against provisions............         (0.3)            --              (1.5)           (3.1)      (4.9)
                                                 --------         --------        --------        --------   --------
Balance at June 7, 2001...................         32.3             --              15.2            18.5       66.0
                                                 ========         ========        ========        ========   ========

SUCCESSOR                                        PENSIONS        TAXATION      RESTRUCTURING     OTHERS      TOTAL
---------                                        --------        --------      -------------     ------      -----
Balance at June 8, 2001...................         32.3             --              15.2           18.5       66.0
    Additional provisions (1).............          0.8              0.1            44.8            3.1       48.8
    Charges against provisions............         --               --             (10.3)          (5.5)     (15.8)
                                                 --------         --------        --------        --------   --------
Balance at December 31, 2001..............         33.1              0.1            49.7           16.1       99.0
                                                 ========         ========        ========        ========   ========

SUCCESSOR                                        PENSIONS        TAXATION      RESTRUCTURING     OTHERS      TOTAL
---------                                        --------        --------      -------------     ------      -----
Balance at January 1, 2002................         33.1              0.1            49.7           16.1       99.0
    Additional provisions (1).............          0.5              0.1            25.6            1.0       27.2
    Charges against provisions............         --               --             (24.7)          (7.4)     (32.1)
                                                 --------         --------        --------        --------   --------
Balance at December 31, 2002..............         33.6              0.2            50.6            9.7       94.1
                                                 ========         ========        ========        ========   ========

----------
(1) Additional provisions for restructuring include provisions recorded in connection with the final purchase accounting.

                SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY

14.      NON-CURRENT AND CURRENT DEBT

                                                                   PREDECESSOR                          SUCCESSOR
                                                                   -----------                          ---------
                                                                                                SANITEC OY, FORMERLY POOL
                                                                   SANITEC OYJ                   ACQUISITION HELSINKI OY
                                                                   -----------                   -----------------------
                                                               AT               AT
                                                          DECEMBER 31,       JUNE 7,              AT                 AT
                                                              2000             2001       DECEMBER 31, 2001   DECEMBER 31, 2002
                                                              ----             ----       -----------------   -----------------
Long term liabilities
   Non-interest bearing.............................           0.6              0.6               --                   7.9
   Interest bearing.................................          69.6            148.9            1,104.1             1,124.6
                                                           --------         --------          --------            --------
Total long-term liabilities.........................          70.2            149.5            1,104.1             1,132.5
                                                           ========         ========          ========            ========

Current liabilities
   Non-interest bearing.............................         168.7            203.9              219.2               199.4
   Interest bearing.................................         104.5            196.7               32.9                30.8
                                                           --------         --------          --------            --------
Total current liabilities...........................         273.2            400.6              252.1               230.2
                                                           ========         ========          ========            ========

LONG-TERM DEBTS INCLUDING CURRENT INSTALLMENTS
Shareholder loans
   Shareholder loans due 2015 with a 7.125% p.a. fixed
     interest rate..................................          --               --                312.2                --
   Shareholder On-Loan II due 2015 with a 7.1875%
     (margin 0.0625%) p.a. fixed interest rate......          --               --                 --                 334.3
Subordinated loan
   PIK loan due 2010 with a 22% semi-annually fixed
     interest rate..................................          --               --                 60.0                --
   PIK On-Loan II due 2010 with floating interest rate
     between 12.0625% and 16.0625% (margin 0.0625%)p.a.       --               --                 --                  70.7
Notes On-Loan 9.0625% due May, 2012 (margin 0.0625%)          --               --                 --                 260.0
From financial institutions:
   Senior term loans due in semi-annual installments
     in 2002-2010 with a variable interest rate based
     on Euribor (3.35% on December 31, 2001)........          --               --                505.0                --
   Senior term loans due in semi-annual installments
     in 2003-2010 with a variable interest rate based
     on Euribor (2.94% on December 31, 2002) and GBP
     LIBOR (4.02045% on December 31, 2001) .........          --               --                 --                 485.7
   Junior Credit Facility due in 2011 with a variable
     interest rate based on Euribor (3.35% on December
     31, 2001)......................................          --               --                245.0                --
   EUR150 million syndicated revolving credit facility
     due in 2003; variable interest rate based on Libor       --               91.8               --                  --
   EUR10 million revolving credit facility due in
     2003; variable interest rate based on Libor....          --               10.0               --                  --
   SEK 100 million bank loan due in 2003; variable
     interest rate based on Stibor..................          11.5             10.7               --                  --
   EUR21 million bank loan due in 2002; variable
     interest rate based on Euribor.................          21.5             21.5               --                  --
   EUR20 million bank loan due in 2009; fixed interest
     rate at 5.47% p.a..............................          20.0             20.0               --                  --
   Operating subsidiaries EUR20 million loan due in
     semi-annual installments in 2001-2008; fixed
     interest rate..................................          16.4             15.3               --                  --
Other long-term loans drawn down by subsidiaries....           5.8              5.8
                                                           --------         --------          --------            --------
Total...............................................          75.2            175.1            1,122.2             1,150.7
                                                           ========         ========          ========            ========

                SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY

         Sanitec International S.A. issued High Yield Senior Notes of EUR260 million on May 7, 2002. The proceeds were used to refinance the EUR245 million Junior Credit Facility. The High Yield Senior Notes will mature on May 15, 2012. Sanitec International S.A. may redeem all or a portion of the Notes at any time on or after May 15, 2005. In addition, prior to May 15, 2005, Sanitec International S.A. may redeem up to 35% of the aggregate principal amount, plus accrued and unpaid interest. High Yield Senior Notes are subordinated to the Senior Credit Facility. Fixed interest of 9% per year will be paid and is payable on May 15 and November 15 at each year.

         Subordinated loans and the shareholder loans constitute subordinated indebtedness and were used to partially finance the acquisition by Sanitec Oy, formerly Pool Acquisition Helsinki Oy, of all the outstanding shares of the Predecessor and to refinance its existing indebtedness.

         Sanitec International, S.A. has further loaned Shareholder On-Loan II, PIK On-Loan II and the Notes On-Loan to Sanitec Oy, formerly Pool Acquisition Helsinki Oy.

         The senior multi-currency term loan and the junior multi-currency term loan carry a commitment fee of 0.75% and 2.25% of any undrawn amounts. Commitment fees for the revolving credit facilities were between 0.08% and 0.1875% of any undrawn amounts.

         Maturities of long-term debt on December 31, 2002 of the Successor are as follows:

                                                                                               LOANS FROM
                                         SHAREHOLDER       SUBORDINATED                        FINANCIAL
                                            LOANS              LOANS         NOTES ON-LOAN    INSTITUTIONS        TOTAL
                                            -----              -----         -------------    ------------        -----
Due in 2003.......................            --              --                   --            26.1              26.1
Due in 2004.......................            --              --                   --            39.2              39.2
Due in 2005.......................            --              --                   --            48.2              48.2
Due in 2006.......................            --              --                   --            58.2              58.2
Due in 2007.......................            --              --                   --            67.2              67.2
Due thereafter....................           334.3            70.7                260.0         246.8             911.8
                                           --------         --------            --------      --------         ---------
                                             334.3            70.7                260.0         485.7           1,150.7
                                           ========         ========            ========      ========         =========

         Long-term borrowing is primarily arranged by the Group, although there is a limited number of subsidiaries that have their own arrangements.

CURRENT DEBT

PREDECESSOR AT DECEMBER 31, 2000

         The EUR95.8 million of current debt primarily relates to short-term borrowings under EUR69.7 million Finnish commercial paper programs and EUR2.5 million Polish commercial paper programs. The average interest rate of the Predecessor's short-term borrowings was 5.9% at December 31, 2000 and 5.0% after giving effect to hedging activities.

PREDECESSOR AT JUNE 7, 2001

         The EUR154.9 million of current debt primarily relates to short-term borrowings under EUR132.4 million Finnish commercial paper programs. The average interest rate of the Predecessor's short-term borrowings was 5.1% on June 7, 2001 and 5.2% after giving effect to hedging activities.

                SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY

SUCCESSOR AT DECEMBER 31, 2001

         The EUR14.8 million of current debt primarily relates to the short-term borrowings under the EUR3.9 million Finnish commercial paper programs, with the remaining EUR6.2 million borrowed under liquidity facility and EUR4.7 million of overdrafts of subsidiaries. The average interest rate of the Successor's short-term borrowings was 8.7% on December 31, 2001. There were no interest rate hedging instruments related to current debt as of December 31, 2001.

         On December 31, 2001 the Successor had a EUR50 million undrawn under a revolving credit facility and a EUR34 million undrawn under a EUR40 million liquidity facility.

SUCCESSOR AT DECEMBER 31, 2002

         The EUR4.9 million of current debt relates to the short-term borrowings under local cash pools and overdrafts. There were no interest rate hedging instruments related to current debt as of December 31, 2002.

         On December 31, 2002 the subsidiaries of the Successor had a EUR50 million undrawn under a revolving credit facility.

COVENANTS

         The Senior term loans contain customary operating and financial covenants including maximum debt leverage and senior debt leverage ratios, minimum interest and fixed charge coverage ratios and restrictions on capital expenditure. Certain covenants were amended and approved by Senior Facility lenders in July 2002.

         The High Yield Senior Notes contain various operating and financial covenants.

                SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY

15.      ACCRUED EXPENSES AND DEFERRED INCOME

                                                                PREDECESSOR                         SUCCESSOR
                                                                -----------                         ---------
                                                                                      SANITEC OY, FORMERLY POOL ACQUISITION
                                                                SANITEC OYJ                        HELSINKI OY
                                                                -----------                        -----------
                                                              AT            AT
                                                         DECEMBER 31,     JUNE 7,            AT                  AT
                                                             2000          2001      DECEMBER 31, 2001    DECEMBER 31, 2002
                                                             ----          ----      -----------------    -----------------
Accrued expenses and deferred income consist of:
   Warranty costs...................................         7.9           7.7               6.9                 6.5
   Income tax payable...............................         8.4          13.2              13.4                12.6
   Personnel expenses...............................        35.9          42.1              39.2                40.0
   Financial items..................................         1.8           3.5              10.7                 6.4
   Customer bonuses.................................        20.3          10.4              18.8                14.8
   Others...........................................        12.3          14.8              19.4                14.2
                                                         --------      --------          --------             --------
Total...............................................        86.6          91.7             108.4                94.5
                                                         ========      ========          ========             ========

16.      COMMITMENTS AND CONTINGENT LIABILITIES

         The Predecessor and the Group had the following commitments and contingent liabilities:

         A first priority pledge of the share capital of Sanitec Oy has been granted as collateral for the Senior credit facility and a second priority pledge for the High Yield Senior Notes. A first priority pledge of all of the rights and claims pursuant to the Notes On-Loan 1, the PIK On-Loan 2 and the Shareholder On-Loan 2 have been granted as collateral for the High Yield Senior Notes.

         Certain of the Group subsidiaries have jointly and severally granted guarantees, taken out mortgages on business assets and mortgages on their real property, and pledged shares they share as collateral for loans from banking institutions to the Group totaling EUR485.7 million.

         The nominal value of all collateral granted by these Group subsidiaries exceeds the combined book value of the loans for which they have been given.

         Additionally, the Group had the following commitments and contingent liabilities:

                                                                 PREDECESSOR                        SUCCESSOR
                                                                 -----------                        ---------
                                                                                            SANITEC OY, FORMERLY POOL
                                                                 SANITEC OYJ                 ACQUISITION HELSINKI OY
                                                                 -----------                 -----------------------
                                                                                              AT                AT
                                                              AT               AT        DECEMBER 31,      DECEMBER 31,
                                                       DECEMBER 31, 2000  JUNE 7, 2001       2001              2002
                                                       -----------------  ------------       ----              ----
Mortgages to secure own borrowings...................          0.5            0.1              0.1             --
Mortgages to secure other commitments................          1.8            0.8             --                0.1
Assets pledged to secure own commitments.............          1.0            1.7              2.3              1.9
Guarantees for other commitments.....................          0.2            0.2             --                0.2
Other commitments....................................          3.0            2.6             15.9              2.5

                SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY

LEASING COMMITMENTS

         The Group has several non-cancelable leases, primarily for machinery and equipment that mainly expire over the next three years.

         Rental expenses for operating leases for the year ended December 31, 2000, for the periods from January 1, 2001 through June 7, 2001 and from June 8, 2001 through December 31, 2001, and for the year ended December 31, 2002 were EUR9.1 million, EUR4.7 million, EUR5.3 million and EUR10.6 million, respectively.

         Future minimum lease payments under noncancelable operating leases are
(1)

                                                               PREDECESSOR                         SUCCESSOR
                                                               -----------                         ---------
                                                                                     SANITEC OY, FORMERLY POOL ACQUISITION
                                                               SANITEC OYJ                        HELSINKI OY
                                                               -----------                        -----------
                                                             AT             AT
                                                        DECEMBER 31,      JUNE 7,            AT                  AT
                                                            2000           2001      DECEMBER 31, 2001   DECEMBER 31, 2002
                                                            ----           ----      -----------------   -----------------
Within one year.....................................          9.3            9.4             9.1              10.6
Between one and two years...........................          6.9            6.7             6.6               6.6
Between two and three years.........................          5.4            4.2             4.8               2.6
Between three and four years........................          3.3            3.1             1.6               1.6
Between four and five years.........................          2.7            1.5             1.3               1.5
Thereafter..........................................          3.0            3.0             2.5               0.8
                                                           --------       --------        --------          --------
                                                             30.6           27.9            25.9              23.7
                                                           ========       ========        ========          ========

----------
(1) The amounts represent the nominal amounts of rents according to operating leasing contracts.

CAPITAL LEASE OBLIGATIONS

         The Group has obligations under capital leases with future minimum lease payments as follows:

                                                               PREDECESSOR                        SUCCESSOR
                                                               -----------                        ---------
                                                                                          SANITEC OY, FORMERLY POOL
                                                               SANITEC OYJ                 ACQUISITION HELSINKI OY
                                                               -----------                 -----------------------
                                                             AT                                                AT
                                                        DECEMBER 31,         AT              AT           DECEMBER 31,
                                                            2000        JUNE 7, 2001  DECEMBER 31, 2001       2002
                                                            ----        ------------  -----------------       ----
Within one year....................................         0.3             0.3              0.5                0.5
Between one and two years..........................         0.3             0.2              0.5                0.2
Between two and three years........................         0.2             0.1              0.2                0.1
                                                         --------        --------         --------           --------
Total minimum lease payments.......................         0.8             0.6              1.2                0.8
Less amount representing interest..................        (0.1)           (0.0)            (0.1)              (0.0)
                                                         --------        --------         --------           --------
Present value of net minimum lease payments........         0.7             0.6              1.1                0.8
                                                         ========        ========         ========           ========

         There are no capital lease obligations maturing after three years.

                SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY

17.      RELATED PARTY TRANSACTIONS

SHAREHOLDERS

         Sanitec Oy, formerly Pool Acquisition Helsinki Oy, was formed by the funds advised by BC Partners in order to acquire Sanitec Oyj. On June 7, 2001, Sanitec Oyj was acquired by Sanitec Oy, formerly Pool Acquisition Helsinki Oy. On November 14, 2001, the total share capital of Sanitec Oy, formerly Pool Acquisition Helsinki Oy, was transferred as contribution in kind to Pool Acquisition Netherlands B.V. Sanitec Oyj was merged into its parent company Sanitec Oy, formerly Pool Acquisition Helsinki Oy, on March 31, 2002. On April 3, 2002, the total share capital of Pool Acquisition Netherlands B.V. was transferred as contribution in kind to Sanitec International S.A. Pool Acquisition Netherlands B.V. was liquidated in November 2002.

         Sanitec Oy, formerly Pool Acquisition Helsinki Oy, and Sanitec International S.A. are members of the Group under common control of Sanitec International AG. Sanitec International AG is under control of Pool Acquisition S.A., the parent company.

         Effective March 28, 2002, Sanitec Oy, formerly Pool Acquisition Helsinki Oy, entered into a Service and Consultancy Agreement (the "Agreement"), with Sanitec International AG whereby Sanitec International AG will assist Sanitec Oy in developing a business strategy, implementing process improvements, and developing products and businesses. The CEO of Sanitec Oy, formerly Pool Acquisition Helsinki Oy, is an employee of Sanitec International AG. Sanitec International AG charges the costs related to such services plus an additional 5% to Sanitec Oy, formerly Pool Acquisition Helsinki Oy. The Agreement expires at the end of each financial year but shall be automatically extended for the following financial year unless terminated in writing by either party at least 60 days prior to the end of the initial or succeeding term. On rendering headquarter services to the Group, Sanitec International AG has charged the Group by EUR2.3 million in the year 2002. The Group has also charged Sanitec International AG by EUR0.4 million in the year 2002. On December 31, 2002, the Group had a net payable to Sanitec International AG of EUR0.2 million.

         In connection to the issuance of the Senior Notes on May 7, 2002, the Group became a party to PIK On-Loan II and Shareholder On-Loan II with Sanitec International S.A. Pursuant to these agreements, constituting subordinated indebtedness, the Group had a total liability of EUR405.0 million to Sanitec International S.A. on December 31, 2002. On December 31, 2001, the EUR312.2 million shareholder loan was provided directly to the Group by funds advised by BC Partners and other co-investors.

         The shareholder loan and Shareholder On-Loan II include accrued interest, which is not payable until maturity. In the year 2002, the interest expense of the shareholder loan and Shareholder On-Loan II was EUR22.1 million. Pursuant to the PIK On-Loan II, the interest expense of the Group to Sanitec International S.A. was EUR6.1 million in the year 2002.

         CIE Management II Limited is a general partner of the funds advised by BC partners, which are the largest shareholders in Pool Acquisition S.A., parent company of the Group. Sanitec Oy, formerly Pool Acquisition Helsinki Oy, paid CIE Management II Limited fees of EUR7.5 million and EUR5.5 million during the period from June 8, 2001 to December 31, 2001 and the year 2002 respectively, for arranging the financing of the acquisition of Sanitec Oyj by the Successor.

                SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY

         The Group had a receivable from DP Deutsche Pool Beteiligungs GmbH, a company owned by BC European Capital VII-1, totaling EUR1.6 million and EUR1.6 million as of December 31, 2001 and December 31, 2002, respectively.

         The Group has engaged in transactions with its former parent company Metra Corporation (presently Wartsila Corporation), including net sales of EUR0.3 million for the year ended December 31, 2000 and an accounts receivable balance of EUR0.2 million as of December 31, 2000. All of these transactions were made on an arm's length basis.

ASSOCIATED COMPANIES

         The Group's transactions with associated companies include services provided to, and purchases from associated companies in the ordinary course of business. The Group's policy is to use commercial terms similar to those used with its suppliers or customers of similar size and location for these transactions.

         Purchases from associated companies totaled EUR0.6 million, EUR0.2 million, EUR0.1 million and EUR0.2 million for the year ended December 31, 2000, the periods from January 1, 2001 to June 7, 2001 and from June 8, 2001 to December 31, 2001, and for the year ended December 2002, respectively.

         Net assets related to associated companies, consisting primarily of trade receivables and payables, totaled EUR(0.2) million, EUR(0.1) million, EUR(0.1) million and EUR1.1 million for the year ended December 31, 2000, the periods from January 1, 2001 to June 7, 2001 and from June 8, 2001 to December 31, 2001, and for the year ended December 2002, respectively.

         The Group has an interest of 25% in the associated company AWEK Industrial Ltd. through its subsidiary Evac International Ltd. The Group has capitalized patents purchased from AWEK Industrial Ltd. amounting to EUR0.3 million, EUR0.1 million, EUR0.3 million and EUR0.4 million in the year ended December 31, 2000, in the periods from January 1, 2001 to June 7, 2001 and from June 8, 2001 to December 31, 2001, and in the year ended December 31, 2002, respectively.

BOARD OF DIRECTORS AND MANAGEMENT

         There are no loans from the board of directors or management to the Predecessor or the Successor during the periods presented.

         No pledges or other commitments were given on behalf of the board of directors or management during the periods presented.

18.      LEGAL AND REGULATORY PROCEEDINGS

         The Group is a defendant in numerous lawsuits that arise out of, or are incidental to, the ordinary course of its business. In these legal proceedings, no specifically identified director, or associated company, is a party or named defendant. These lawsuits concern issues such as product liability, labor related matters, property damage and personal injury matters. It is the Group's policy to provide for amounts related to these legal matters if liability is ascertainable with reasonable certainty.

                SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY

         The Group is not involved in any legal, arbitration or regulatory proceedings the outcome of which could be expected to have a material effect on the Group's financial position or results of operations.

19.      FINANCIAL INSTRUMENTS

         The following tables present the carrying amounts and estimated fair values of the Predecessor and the Group's financial instruments for the periods ended December 31, 2000, June 7, 2001, December 31, 2001 and December 31, 2002. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties. While the contract amounts presented for derivative instruments illustrates the scope of the Group's hedging activities, they do not necessarily represent amounts exchanged by the parties and, when considered separately, are not a measure of the Group's risk exposure. See note 1(e) to the consolidated financial statements for accounting policies relating to financial instruments.

                                                        PREDECESSOR                                  SUCCESSOR
                                                        -----------                                  ---------
                                                                                       SANITEC OY, FORMERLY POOL ACQUISITION
                                                        SANITEC OYJ                                 HELSINKI OY
                                                        -----------                                 -----------
                                          DECEMBER 31, 2000       JUNE 7, 2001        DECEMBER 31, 2001     DECEMBER 31, 2002
                                          -----------------       ------------        -----------------     -----------------
                                          CARRYING    FAIR     CARRYING    FAIR     CARRYING    FAIR       CARRYING    FAIR
                                           AMOUNT      VALUE     AMOUNT     VALUE     AMOUNT      VALUE      AMOUNT     VALUE
                                           ------      -----     ------     -----     ------      -----      ------     -----
Financial assets and liabilities consist of:
Long term investments and receivables.       7.4         7.4       9.4       9.4       10.6         10.6       10.0        10.0
Shares and holdings...................      39.3        39.3      42.5      42.5       41.7         41.7       33.8        33.8
Loans receivable......................       3.9         3.9       1.5       1.5        6.4          6.4        5.8         5.8
Cash and cash equivalents.............      17.7        17.7      21.1      21.1       68.0         68.0       34.4        34.4
Long-term debt and current
   installments of long-term debt
   including PIK loan and shareholder
   loans.................................   75.2        75.7     175.1     176.2    1,122.2      1,122.2    1,150.7     1,136.4
Current debt..........................      95.8        95.8     154.9     154.9       14.8         14.8        4.9         4.9

                                                        PREDECESSOR                              PREDECESSOR
                                                        -----------                              -----------
                                                        SANITEC OYJ                              SANITEC OYJ
                                                        -----------                              -----------
                                                     DECEMBER 31, 2000                           JUNE 7, 2001
                                                     -----------------                           ------------
                                                                         AVERAGE                                 AVERAGE
                                           CONTRACT   CARRYING   FAIR    MATURITY   CONTRACT  CARRYING   FAIR    MATURITY
                                            AMOUNT     VALUE     VALUE   (MONTHS)   AMOUNT     VALUE     VALUE    (MONTHS)
                                            ------     -----     -----   --------   ------     -----     -----    --------
Derivative financial instruments consist of:
Interest rate swaps (1) (EURIBOR)........    50.0       (0.4)      0.8     50.7       50.0       0.0       0.4     45.4
Interest futures and forward rate
   agreements(EURIBOR and STIBOR)            22.3        0.0      (0.1)     4.5       10.0       0.0       0.0      3.2
Forward foreign exchange contracts
   (Selling and buying) .................   188.8       (0.1)      0.6      1.4      218.6      (0.2)     (3.0)     2.1

                SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY

                                                                           SUCCESSOR
                                                                           ---------
                                                       SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY
                                                       -------------------------------------------------
                                                   DECEMBER 31, 2001                        DECEMBER 31, 2002
                                                   -----------------                        -----------------
                                                                       AVERAGE                                  AVERAGE
                                        CONTRACT   CARRYING   FAIR     MATURITY   CONTRACT   CARRYING   FAIR    MATURITY
                                         AMOUNT     VALUE     VALUE    (MONTHS)    AMOUNT     VALUE     VALUE   (MONTHS)
                                         ------     -----     -----    --------    ------     -----     -----   --------
Interest rate swaps (1) (EURIBOR)         380.0      (1.2)      7.3       53.4      330.0      (1.4)   (8.0)       40.2
Interest rate swaps (1) (GBP LIBOR)          --         --       --         --       30.7        0.0   (0.9)       36.2
Interest futures and forward rate
   agreements (EURIBOR and STIBOR)            --        --       --         --         --         --      --         --
Interest rate options                     100.0        0.0      0.5       36.2      100.0        0.0   (0.2)       24.0
Forward foreign exchange contracts
   (Selling and buying).............      246.3      (0.2)      1.2        3.2      150.8        0.0     0.3        2.8
Foreign Exchange Options............         --         --       --         --        4.2        0.0     0.0        0.7

----------
 (1) Fair values of interest rate swap agreements and interest rate options do not include the accrued interest.

         The shares and holdings are recorded at carrying value, which approximates fair value.

         The fair value of loans receivable, debt, and derivative instruments are estimated using the expected future cash payments, discounted at market interest rates as of the balance sheet date.

         The carrying value of cash and cash equivalents approximates fair value.

         Forward foreign exchange contracts relates to the hedging of commercial (export and import) flows and loans. The maturities of these derivative instruments are from 1 day to 12 months. At the time that the forward contracts were entered into there were no cash requirements. Cash settlement of the forward contracts occur at maturity.

         Interest rate swaps and option contracts relate to the hedging of interest rate risk in respect of long-term borrowings. The share of the Group's floating rate loans as a proportion of total interest-bearing debt was 67.9% at December 31, 2001. After adjustment for interest rate swaps and option contracts, the proportion declines to 29.7%. At the time that the interest rate swap or option contracts were entered into, there were no cash requirements.

20.      OPTION PLAN

         At the Predecessor's annual general meeting on March 21, 2000, it was decided to issue in aggregate 3,300,000 warrants to the Group's key personnel, corresponding to 5% of the total share capital. In 2000, the board of directors allotted 1,700,000 warrants. The subscription period for the allotted warrants was March 1, 2002 through March 31, 2006 and an additional 1,600,000 warrants were retained for subsequent allotment. Of the warrants, 1,700,000 were marked with the letter A, 800,000 with the letter B and 800,000 with the letter C. The exercise price was based on the trade volume weighted average price of the share at the Helsinki Exchanges as follows:

         Warrant A: during the period February 21, 2000 to March 17, 2000 with an addition of 20%

         Warrant B: during March 2001 with an addition of 15%

         Warrant C: during March 2002 with an addition of 15%

                SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY

         On the dividend record date, the amount of the dividend distributed after March 17, 2000, but before the exercise date, would have been deducted from the exercise price.

         The option plan was terminated when Sanitec Oy, formerly Pool Acquisition Helsinki Oy, acquired the Predecessor in 2001 and was concurrently delisted from the Helsinki Exchanges.

                SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY

21. SHARES AND SECURITIES IN SUBSIDIARIES, ASSOCIATED COMPANIES AND OTHER SHAREHOLDINGS

SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY, DECEMBER 31, 2002

                                                                                        COUNTRY OF        OWNERSHIP
SUBSIDIARIES(1)                                                                        INCORPORATION       INTEREST
---------------                                                                        -------------       --------
Ido Bathroom Ltd..............................................................         Finland                100.0
Ido Baderom A/S...............................................................         Norway                 100.0
Porsgrund Oy..................................................................         Finland                100.0
Ido Badrum AB.................................................................         Sweden                 100.0
Porsgrund Bad A/S.............................................................         Norway                 100.0
Ifo Sanitar AB................................................................         Sweden                 100.0
Fastighets AB Pressarna.......................................................         Sweden                 100.0
Ifo Sanitar A/S...............................................................         Norway                 100.0
Scandi-aqualine A/S...........................................................         Denmark                100.0
Ifo Sanitar Eesti AS..........................................................         Estonia                100.0
Allia International S.A.S.....................................................         France                 100.0
Allia S.A.S...................................................................         France                 100.0
Polyroc S.A.S.................................................................         France                 100.0
Omnium de Distribution Sanitaires S.A.S.......................................         France                 100.0
Omnium de Distribution Sanitaires Sp. z o.o...................................         Poland                 100.0
Murena S.A.S..................................................................         France                 100.0
Leda S.A.S....................................................................         France                 100.0
Leda Production S.A.S.........................................................         France                 100.0
Koralle S.a.r.l...............................................................         France                 100.0
Produits Ceramiques de Touraine S.A...........................................         France                 100.0
S.N.B. Manufacture S.A.R.L....................................................         France                 100.0
Koninklijke Sphinx B.V........................................................         The Netherlands        100.0
Sanitair Techniek Rosmalen B.V................................................         The Netherlands        100.0
Warneton Industrie S.A........................................................         Belgium                100.0
Sanker Spol. S.r.o............................................................         Slovakia               100.0
ODS Panda Sp. z o.o...........................................................         Poland                 100.0
Sphinx Gustavsberg Wroclaw Sp. z o.o..........................................         Poland                  80.4
Deutsche Sphinx Beteiligungen GmbH............................................         Germany                100.0
Sphinx International B.V......................................................         The Netherlands        100.0
Baduscho Dusch- und Badeeinrichtungen Produktions- und Vertriebsgesellschaft m.b.H.    Austria                100.0
Bekon Koralle AG..............................................................         Switzerland            100.0
Koralle Sp. z o.o.............................................................         Poland                 100.0
Sphinx Bathrooms Belgium N.V..................................................         Belgium                100.0
Sphinx Bathrooms Ltd..........................................................         Great Britain          100.0
Koralle International GmbH....................................................         Germany                 94.8
Deutsche Sphinx Sanitar GmbH..................................................         Germany                 98.0
Koralle Sanitarprodukte GmbH..................................................         Germany                 98.0
Servico Gesellschaft fur Sanitartechnik GmbH..................................         Germany                 98.0
Ceravid GmbH.................................................................          Germany                100.0
Keramag Keramische Werke AG...................................................         Germany                 95.0
Keramag Kermische Werke Haldensleben GmbH.....................................         Germany                 95.0
Varicor S.A...................................................................         France                  95.0
Keramag Vertriebs Holding GmbH................................................         Germany                 95.0

                SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY

21. SHARES AND SECURITIES IN SUBSIDIARIES, ASSOCIATED COMPANIES AND OTHER SHAREHOLDINGS (CONTINUED)

SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY, DECEMBER 31, 2002 (CONTINUED)

                                                                                         COUNTRY OF       OWNERSHIP
SUBSIDIARIES(1)                                                                        INCORPORATION       INTEREST
---------------                                                                        -------------       --------
Eurocer Industria de Sanitarios S.A...........................................         Portugal               100.0
Kerallia Productos Sanitarios Lda.............................................         Portugal               100.0
Laminex Sp. z o.o.............................................................         Poland                 100.0
Evac International Ltd........................................................         Finland                100.0
Evac AB.......................................................................         Sweden                 100.0
Evac Vacuum Systems (Shanghai) Co Ltd.........................................         China                  100.0
Evac GmbH.....................................................................         Germany                100.0
AquaMar GmbH..................................................................         Germany                100.0
Evac Oy.......................................................................         Finland                100.0
Evac S.A.R.L..................................................................         France                 100.0
Evac S.r.l....................................................................         Italy                  100.0
Envirovac Inc.................................................................         USA                    100.0
Evac Ltda.....................................................................         Brazil                 100.0
Sanitec Kolo Sp. z o.o. ......................................................         Poland                  99.5
Scan Aqua Sp. z o.o. .........................................................         Poland                 100.0
Sugarlop B.V..................................................................         The Netherlands        100.0
Sanitec Leasing AB............................................................         Sweden                 100.0
Domino Italia S.p.A...........................................................         Italy                  100.0
Sanitec Italia S.p.A. ........................................................         Italy                  100.0
Pozzi Ginori S.p.A............................................................         Italy                  100.0
Sanitec Servizi Logistici S.r.L...............................................         Italy                  100.0
Domino S.p.A..................................................................         Italy                  100.0
Royal Sanitec AB..............................................................         Sweden                 100.0
Sanitec UK....................................................................         Great Britain          100.0
Twyford Bathrooms.............................................................         Great Britain          100.0
Twyford Holdings Ltd..........................................................         Great Britain          100.0
Twyford Ltd...................................................................         Great Britain          100.0
Twyford Plumbing Solutions Ltd................................................         Great Britain          100.0
Curran Ltd....................................................................         Great Britain          100.0
Sanitec Service GmbH..........................................................         Germany                100.0

ASSOCIATED COMPANIES
Hutschenreuther-Keramag GmbH..................................................         Germany                 47.5
Ceramics Holdings Middle East B.V.............................................         The Netherlands         50.0
Ceramic Holdings Middle East C.V..............................................         The Netherlands         50.0
AWEK Industrial Patents Ltd. Oy...............................................         Finland                 25.0

OTHER SHAREHOLDINGS
Sanitec Holding AG............................................................         Switzerland             19.9
Sanitec Holdings Pte Ltd......................................................         Singapore               19.9
Sphinx Technical Ceramics B.V.(2).............................................         The Netherlands        100.0

----------
(1)  Includes its major subsidiaries.
(2) Loss for the financial period 2002 of Sphinx Technical Ceramics B.V. was EUR(5.8) million and the Shareholders' equity as of December 31, 2002 was EUR(9.2) million.

                SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY

22.      SUBSEQUENT EVENTS

         Effective January 20, 2003, an Extraordinary Shareholders' Meeting of Sanitec Oy, formerly Pool Acquisition Helsinki Oy, decided to form the previous Board of Directors of the company into a new Supervisory Board. The Supervisory Board consists of Mr. Berndt Brunow (chairman), Mr. Jens Reidel, Mr. Hanns Ostmeier, Mr. Peter Korfer-Schun and Mr. Stefano Mazzotti. Simultaneously, a new Board of Directors was appointed, consisting of Mr. Rainer Simon (chairman), Mr. Timo Lehto and Mr. Pertti Lehti.

         In February 2003, a management participation program was initiated. In this program, certain members of the senior management of the Group were given an opportunity to acquire a total of 503,331 shares of Sanitec International AG, the parent company of Sanitec International S.A. These shares were previously held by the funds advised by BC Partners and represent 5.0% of the total number of shares of Sanitec International AG. By March 20, 2003, a total of 489,998 shares (4.9%) were purchased by the members of the senior management. The purchase price was EUR15 per share. After completion of the management participation program, Pool Acquisition S.A. continues to hold 9,333,686 shares (93.3%) and the funds advised by BC Partners 162,983 shares (1.6%) in Sanitec International AG respectively.

         On May 7, 2002 Sanitec International S.A. issued EUR260.0 million of 9% p.a. coupon 10-year senior notes. In January 2003, the Exchange Offer of the High Yield Senior Notes was registered with the Securities and Exchange Commission in the United States. The Exchange Offer was completed on March 31, 2003. A total of EUR260.0 million of the notes were exchanged.

                SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY

23. SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN FINLAND AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES

         The Group's consolidated financial statements have been prepared in conformity with Finnish GAAP, which differs in certain significant respects from US GAAP. The effects of the application of US GAAP to the net income and shareholders' equity are set out in the tables below:

                                                                    PREDECESSOR                           SUCCESSOR
                                                                    -----------                           ---------
                                                                                                  SANITEC OY, FORMERLY POOL
                                                                    SANITEC OYJ                    ACQUISITION HELSINKI OY
                                                                    -----------                    -----------------------
                                                                              PERIOD FROM      PERIOD FROM
                                                                              JANUARY 1 -       JUNE 8 -
                                                            YEAR ENDED          JUNE 7,       DECEMBER 31,        YEAR ENDED
                                                 NOTES   DECEMBER 31, 2000       2001             2001         DECEMBER 31, 2002
                                                 -----   -----------------       ----             ----         -----------------
                                                          (AMOUNTS IN MILLIONS OF EURO EXCEPT PER SHARE AND SHARE DATA)
Net income (loss) in accordance with Finnish
GAAP......................................                    39.2             13.3                (17.2)           (74.7)
US GAAP adjustments:
    Business combinations, net of tax.....        (a)         (3.4)            (1.0)               (24.1)            21.1
    Derivatives and hedging activities....        (b)          --              (0.8)                 8.6            (16.5)
    Revaluation of property...............        (c)          0.1               --                --                 --
    Pensions..............................        (d)          4.2              0.8                  1.3              1.0
    Intangible assets.....................        (e)          --                --                --                 0.1
    Software development costs............        (f)          --              (0.1)                 0.4              0.3
    Capitalization of interest............        (g)         (0.2)            (0.1)               --                (0.2)
    Debt issuance costs...................        (h)          --                --                 (1.3)             0.2
    Associated companies..................        (i)          0.4              0.1                 (0.2)             3.6
    Investments in securities.............        (j)          --                --                --                (1.8)
    Acquired operations held for sale.....        (k)          --              (0.4)               --                 --
    Deferred taxes........................        (l)          1.4               --                 (1.2)             0.6
    Tax effect of US GAAP adjustments                         (1.4)              --                 (3.0)             2.8
                                                          ----------       ----------            ---------        ----------
Net income (loss) in accordance with
US GAAP...................................                    40.3             11.8                (36.7)           (63.5)
                                                          ==========       ==========            =========        ==========
Earnings (loss) per share in accordance with
US GAAP...................................
    Basic and diluted earnings (loss)
    per share ............................                     0.6              0.2                n/a              n/a
    Weighted basic and diluted average
    number of shares (1,000)..............                62,209           62,209                  n/a              n/a

                SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY

                                                                  PREDECESSOR                        SUCCESSOR
                                                                  -----------                        ---------
                                                                                             SANITEC OY, FORMERLY POOL
                                                                  SANITEC OYJ                 ACQUISITION HELSINKI OY
                                                                  -----------                 -----------------------
                                                          AT DECEMBER 31,   AT JUNE 7,   AT DECEMBER 31,   AT DECEMBER 31,
                                                 NOTES         2000            2001            2001              2002
                                                 -----         ----            ----            ----              ----
                                                                           (AMOUNTS IN MILLIONS OF EURO)
Shareholders' equity in accordance with
Finnish GAAP..............................                    366.9           375.4           131.9              40.8
US GAAP adjustments:
    Business combinations, net of tax.....        (a)          (6.2)           (7.2)          (24.1)             (3.0)
    Derivatives and hedging activities....        (b)          --               0.2             8.6              (7.9)
    Revaluation of property...............        (c)          (1.4)           (1.4)           --                --
    Pensions..............................        (d)          --               0.8             1.3               2.3
    Intangible assets.....................        (e)           0.1             0.1            --                 0.1
    Software development costs............        (f)           0.2             0.1             0.4               0.7
    Capitalization of interest............        (g)           1.0             0.9            --                (0.2)
    Debt issuance costs...................        (h)          --              --              (1.3)             (1.1)
    Associated companies..................        (i)          (1.0)           (0.9)           (0.2)              3.4
    Investments in securities.............        (j)           2.0             1.8            (0.5)             (1.8)
    Acquired operations held for sale.....        (k)          --              (0.4)           --                --
    Deferred taxes........................        (l)           0.7             0.7            (1.2)             (0.6)
                                                             --------         -------        --------           --------
    Tax effect of US GAAP adjustments                          (0.7)           (0.9)           (2.9)             (0.3)
Shareholders' equity in accordance with
US GAAP ..................................                    361.6           369.2           112.0              32.4
                                                             ========         =======        ========           ========

A)       BUSINESS COMBINATIONS

         Under Finnish GAAP, the cost of a company acquired in a purchase business combination includes direct costs of acquisition. The excess of the cost of the acquired company over the amounts assigned to identifiable assets, based upon the value of the assets less the liabilities assumed, is recorded as goodwill. However, the concept of allocating the purchase consideration based on the estimated fair values of acquired assets and liabilities assumed is less comprehensive in Finnish GAAP than in US GAAP. Generally, tangible assets are recorded at fair value, while other assets acquired and liabilities assumed are recorded at net book value rather than fair value, as required under US GAAP.

         Under US GAAP, prior to the adoption of SFAS No. 141, "BUSINESS COMBINATIONS", business combinations were accounted for in accordance with Accounting Principles Bulletin (APB) No. 16, "BUSINESS COMBINATIONS". Business combinations initiated prior to June 30, 2001 were accounted for either as pooling-of-interests or purchases. These two methods were not alternatives for the same transactions. All acquisitions of the Group have taken place prior to June 30, 2001 and were all accounted for as purchase acquisitions under APB No. 16.

         Under Finnish GAAP, goodwill arising on acquisition is generally capitalized and amortized over the estimated useful life, not exceeding 20 years. Under US GAAP, prior to January 1, 2002, goodwill and all identifiable intangible assets arising on acquisition were capitalized and amortized over their estimated useful lives, not exceeding 40 years.

         In June 2001, the Financial Accounting Standards Board (FASB) issued the Statement of Financial Accounting Standard (SFAS) No. 141, "BUSINESS COMBINATION", and SFAS No. 142, "GOODWILL AND OTHER INTANGIBLE ASSETS".

                SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY

         SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, thereby eliminating use of the pooling-of-interests method. SFAS No. 141 also specifies the types of acquired intangible assets that are required to be recognized and reported separately from goodwill and those acquired intangible assets that are required to be included in goodwill.

         SFAS No. 142 requires that goodwill no longer be amortized, but instead tested for impairment at least annually. SFAS No. 142 also requires recognized intangible assets with a definite useful life to be amortized over their respective estimated useful lives and reviewed for impairment in accordance with SFAS No. 144, "ACCOUNTING FOR THE IMPAIRMENT OF DISPOSAL OF LONG-LIVED ASSETS". Any recognized intangible asset determined to have an indefinite useful life will not be amortized, but instead tested for impairment in accordance with SFAS No. 142 until its life is determined no longer be indefinite. SFAS No. 142 is to be applied starting with fiscal years beginning after December 15, 2001. Goodwill and intangible assets acquired prior to July 1, 2001 continue to be amortized and tested for impairment in accordance with pre-SFAS No. 142 requirements until the adoption of the provisions of SFAS No.142.

         The Group adopted the provisions of SFAS No. 141 and SFAS No. 142 as of July 1, 2001 and January 1, 2002 respectively. Goodwill acquired in business combinations completed before July 1, 2001 was amortized until December 31, 2001.

         As of January 1, 2002, the Group re-evaluated the useful lives for intangible assets, as required by SFAS 142. As a result of the re-evaluation, trademarks were determined to have indefinite useful lives, while the other intangible assets were determined to continue with previously determined useful lives, which are the average of 27 years for customer relationships and 12 years for patents and unpatented technology for the vacuum sewage systems. Intangible assets determined to have definite lives continued to be amortized over their useful lives from January 1, 2002 onwards.

         As of January 1, 2002, the Group also performed a transitional impairment test for recognized intangible assets determined to have indefinite useful lives as required by SFAS 142. Such intangible assets consist of trademarks, with a carrying value of EUR350.6 million as of January 1, 2002. In the impairment test, the fair value of the intangible assets was compared with its carrying value. As a result of the test, no impairment for the indefinite lived intangible assets was recognized. The indefinite lived intangible assets were continued to be recognized at their carrying value with no subsequent amortization from January 1, 2002 onwards.

         As of January 1, 2002, the Group also performed a transitional impairment test for goodwill, as required by SFAS 142. Under SFAS 142, goodwill is required to be tested for impairment at a reporting unit level. A reporting unit is the same as, or one level below, an operating segment as defined in FASB Statement No. 131, "DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION". For the purposes of goodwill impairment testing, the Group defined three reporting units, which are the operating segments bathroom ceramics, bath and shower products and vacuum sewage systems.

         In the first step of the goodwill impairment test as required by SFAS 142, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit. To perform the first step of the goodwill impairment test, the carrying values of the reporting units were determined, and the total of unamortized goodwill of EUR418.4 million as of January 1, 2002, was allocated to reporting units. The carrying value of each of the reporting units was compared with its fair value. As a result of the first step of the goodwill impairment test, no indication of goodwill impairment was recognized to exist. The second step of the goodwill impairment test, as required by SFAS 142 to be performed if an indication of goodwill impairment existed in the first step of the goodwill impairment test, is not required to be performed. The goodwill was continued to be recognized at its carrying value with no subsequent amortization from January 1, 2002 onwards.

         As of December 31, 2002 the Group performed an annual impairment test for recognized intangible assets determined to have indefinite useful lives as required by SFAS 142. Such intangible assets consist of trademarks, with a carrying value of EUR350.6 million prior to the annual impairment test. In the test, the fair value of the intangible asset was compared with its carrying value. The impairment testing was carried out separately for each trademark using the relief from royalty method. During 2002, the Group has reorganized the trademark portfolio structure and management, resulting into changes in the valuation of individual trademarks. Therefore, in the impairment test, the carrying values of certain trademarks in the bathroom ceramics and bath and shower products segments exceeded the respective fair values, although the fair value of the total trademark portfolio exceeded the respective carrying value; accordingly, certain trademarks were considered impaired. As the operations of the vacuum sewage systems segment continued to be affected by the events on September 11, 2001, the carrying value of the trademark in the vacuum sewage systems segment also exceeded the fair value. A total impairment charge for trademarks of EUR(9.7) million was recognized for US GAAP purposes. After the recorded impairment, the trademarks have a carrying value of EUR340.9 million with no subsequent amortizations from January 1, 2003 onwards.

         As of December 31, 2002 the Group also performed an annual impairment test for goodwill at a reporting unit level, consisting of the operating segments bathroom ceramics, bath and shower products and vacuum sewage systems. In the first step of the goodwill impairment test, the carrying value of each of the reporting units was compared with its fair value. As a result of the first step of the goodwill impairment test, no indication of goodwill impairment was recognized to exist. The second step of the goodwill impairment test was not required to be performed. The goodwill continued to be recognized at its carrying value of EUR417.7 million with no subsequent amortization from January 1, 2003 onwards.

         In August 2001, FASB issued SFAS No. 144, "ACCOUNTING FOR THE IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS". SFAS No. 144 provides a single accounting model for long-lived assets to be disposed of. SFAS No. 144 also changes the criteria for classifying an asset as held for sale; and broadens the scope of businesses to be disposed of that qualify for reporting as discontinued operations and changes the timing of recognizing losses on such operations. The Group adopted SFAS No. 144 on January 1, 2002.

         In accordance with SFAS No. 144, long-lived assets, such as property, plant, and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

                SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY

         As of December 31, 2002 the long-lived assets of the Group were reviewed for impairment as required by SFAS No. 144. For the bathroom ceramics and bath and shower products segments no events or changes in circumstances were recognized that would indicate that the carrying amount of an asset may not be recoverable. As the operations of the vacuum sewage systems segment were severely affected by the events of September 11, 2001, an undiscounted cash flow test for impairment was performed for the intangible assets recognized in vacuum sewage systems segment, consisting of customer relations and patents and unpatented technology. As a result of the test, the estimated undiscounted cash flows expected to be generated by the intangible assets were recognized to exceed the carrying values of the respective assets, and no indication of impairment was recognized to exist.

         Prior to the adoption of SFAS No. 144, the Group accounted for long-lived assets in accordance with SFAS No. 121, "ACCOUNTING FOR IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF".

SANITEC OYJ ACQUISITION

         On June 7, 2001, the Successor acquired an interest of 60.8% in Sanitec Oyj from Wartsila Oyj Abp and a group of investors. Also, the Successor made a public offer to acquire the entire share capital of Sanitec Oyj. At June 30, 2001, the Successor held 98.9% of Sanitec Oyj shares, and at December 31, 2001 held 100% of Sanitec Oyj shares. The acquisition cost of EUR14.60 per share was paid in cash. The total acquisition cost, including acquisition related costs of EUR21.5 million during the period ended December 31, 2001 and EUR2.5 million during the period ended December 31, 2002, consisting primarily of legal and professional fees, amounted to EUR932.5 million.

         On November 14, 2001, the total share capital of Sanitec Oy, formerly Pool Acquisition Helsinki Oy, was transferred as contribution in kind to Pool Acquisition Netherlands B.V. On April 3, 2002, the total share capital of Pool Acquisition Netherlands B.V. was transferred further as contribution in kind to Sanitec International S.A.

         The acquisition of Sanitec Oyj by the Successor was accounted for using the purchase method of accounting under Finnish GAAP and US GAAP. Sanitec Oyj has been consolidated into the Group financial statements as of June 8, 2001.

         The purchase price was allocated at acquisition date on a preliminary basis. In 2002, the Group reviewed and finalized the fair values associated with the acquisition of Sanitec Oyj on June 7, 2001. The results of this review, and its treatment under Finnish GAAP in the consolidated financial statements, are set out in Note 3. Finnish GAAP permits information arising in the post-acquisition allocation period, considered to be the calendar year following the acquisition, which gives additional evidence as to the fair value of assets and liabilities at the acquisition date, to be for the purposes of adjusting fair values at the acquisition date.

         Under US GAAP, purchase price allocation adjustments are permitted during the allocation period, which is defined as one year from the date of acquisition, to the extent pre-acquisition contingencies were identified at the acquisition date and formal arrangements were in place at the acquisition date to obtain the necessary additional information to finalize the fair values of assets acquired and liabilities assumed at that time. Therefore, under US GAAP, the final purchase price allocation has been made on June 7, 2002.

                SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY

         The following table reflects the reconciliation of the purchase accounting adjustments from Finnish GAAP to US GAAP:

                                                                           US GAAP
                                         FINNISH GAAP                PURCHASE ACCOUNTING                    US GAAP
                                    PURCHASE BALANCE SHEET               ADJUSTMENTS                PURCHASE BALANCE SHEET
                                    ----------------------               -----------                ----------------------
                                DECEMBER    ADJUST-  DECEMBER    DECEMBER   ADJUST-  DECEMBER   DECEMBER   ADJUST-   DECEMBER
                        NOTES      2001      MENTS     2002        2001      MENTS     2002       2001      MENTS      2002
                        -----      ----      -----     ----        ----      -----     ----       ----      -----      ----
                                                                 (AMOUNTS IN MILLIONS OF EURO)
PURCHASE
CONSIDERATION.........            930.0       2.5      932.5       --        --        --         930.0      2.5       932.5
                                --------   --------  --------  --------   --------   --------   --------  --------    --------

NET ASSETS ACQUIRED
   Intangible assets..  (i)       196.0       --       196.0       220.0       --      220.0      416.0      --        416.0
   Tangible assets....  (ii)      337.9      38.6      376.5        50.9    (37.6)      13.3      388.8      1.0       389.8
   Inventories........  (iii)     172.6      (0.2)     172.4        45.2     (0.2)      45.0      217.8     (0.4)      217.4
   Other current
   assets.............  (v)       273.4      (0.4)     273.0        42.2      0.3       42.5      315.6     (0.1)      315.5
   Restructuring
   provisions.........  (v)       (60.0)    (24.5)     (84.5)       29.2     20.2       49.4      (30.8)    (4.3)      (35.1)
   Other provisions...  (v)       (50.4)      --       (50.4)       --        --        --        (50.4)      --       (50.4)
   Deferred tax
   assets/
   (liabilities)......  (vi)       14.5     (10.6)       3.9      (204.8)    10.7     (194.1)    (190.3)     0.1      (190.2)
   Liabilities........  (vii)    (557.9)      --      (557.9)       (1.1)      --       (1.1)    (559.0)     --       (559.0)
                                --------   --------  --------  --------   --------   --------   --------  --------    --------
TOTAL NET ASSETS......            326.1       2.9      329.0       181.6     (6.6)     175.0      507.7     (3.7)      504.0
                                --------   --------  --------  --------   --------   --------   --------  --------    --------

EXCESS OF PURCHASE
CONSIDERATION OVER
NET ASSETS ACQUIRED...  (viii)    603.9      (0.4)     603.5      (181.6)     6.6     (175.0)     422.3      6.2       428.5
                                ========   ========  ========  ========   ========   ========   ========  ========    ========

----------
(i) Estimated fair values are allocated to the identifiable intangible assets arising on acquisition for trademarks of EUR355.6 million, customer relationships of EUR38.6 million and other intangibles of EUR12.1 million, consisting primarily of patents and unpatented technology for the vacuum sewage systems segment, net of EUR186.3 million for goodwill related to previous acquisitions which is recorded as an intangible asset at carrying value under Finnish GAAP. Intangible assets are amortized over their estimated useful lives, which are 40 years for trademarks, the average of 27 years for customer relationships and 12 years for patents and unpatented technology. Subject to implementation of SFAS No. 142, "GOODWILL AND OTHER INTANGIBLE ASSETS", effective January 1, 2002, trademarks were determined to be indefinite lived intangible assets, which are no longer amortized, but instead subject to impairment testing at least annually.

(ii) In December 2001, estimated fair values are allocated to land and buildings of EUR49.2 million and to shares in associated companies of EUR(0.9) million. A reversal is recorded for EUR2.6 million recognized under Finnish GAAP as a restructuring liability that does not qualify for recognition in accordance with EITF issue No. 95-3 under US GAAP.

       In December 2002, a further adjustment of EUR6.3 million was recorded for a restructuring liability made after June 7, 2002 under Finnish GAAP, which does not qualify for recognition in accordance with EITF issue No. 95-3 under US GAAP. A reversal of EUR(43.9) million was recorded for a fair value adjustment to land and buildings made under Finnish GAAP in 2002, which was made in December 2001 under US GAAP.

(iii) In December 2001, inventories are adjusted by EUR45.2 million to their estimated fair value at the date of acquisition including consideration of manufacturing profit. In December 2002, a further adjustment of EUR(0.2) million was recorded for a restructuring liability made after June 7, 2002 under

                SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY

       Finnish GAAP, which does not qualify for recognition in accordance with EITF issue No. 95-3 under US GAAP.

(iv) In December 2001, the remeasurement of the pension benefit obligation and fair value of the pension plan assets resulted in an adjustment of EUR40.2 million, and other adjustments of EUR2.0 million reflect primarily the fair value adjustment of marketable securities based on the quoted market price. In December 2002, a further adjustment of EUR0.3 million was recorded for a restructuring liability made after June 7, 2002 under Finnish GAAP, which does not qualify for recognition in accordance with EITF issue No. 95-3 under US GAAP.

(v) As of June 7, 2001, the management of Sanitec Oy, formerly Pool Acquisition Helsinki Oy initiated a number of restructuring measures in the Group. By the end of 2001, management had identified the scope of the measures to be carried out, and by the end of 2002 finalized the plan and committed the Group to the restructuring measures. The major actions included in this plan were closures of four ceramic factories, two in the United Kingdom, one in Germany and one in Belgium, reorganizing of operations in the train sector of our vacuum sewage systems segment Evac in Sweden and Germany and reorganizing our administrative functions in Italy. The measures in Evac and Italy were initiated already during 2001 and were substantively carried out by the end of 2002. Two ceramics factories were closed during 2002, one in the United Kingdom and another in Germany. The remaining measures are scheduled to be carried out during 2003. Approximately 135 employees and 255 employees were terminated as a result of the restructuring measures in the year 2001 and 2002 respectively.

       Under Finnish GAAP, there is no specific guidance to prescribe the type and timing of restructuring costs that are recorded in connection with purchase acquisitions. Therefore, as allowed under Finnish GAAP, adjustments to costs related to restructuring plans initiated in connection to the acquisitions of Sanitec Oyj by the Successor as of June 7, 2001 have been made until December 31, 2002. Under US GAAP, restructuring costs related to the activities of an acquired company are recognized in accordance with the criteria as specified by EITF issue No. 95-3. Adjustments to restructuring costs have therefore been made until one year had elapsed from the date of acquisition until June 7, 2002.

       In December 2001, the EUR29.2 million reversal of the provision relates primarily to restructuring costs recognized under Finnish GAAP, which are not in accordance with the criteria specified by EITF issue No. 95-3. In 2002, a further adjustment of EUR20.2 million was recorded for restructuring costs recognized under Finnish GAAP, which were not in accordance with the criteria specified by EITF issue No. 95-3. See note 24(b) for changes in restructuring provisions.

       Other provisions include miscellaneous other liabilities and accruals relating primarily to pensions, litigation, warranty reserves and holiday pay.

(vi) Deferred taxes are based on the estimated tax bases of acquired assets and liabilities at the date of acquisition.

(vii) Liabilities are recorded at the present value of the amount to be paid using interest rates prevailing at the acquisition date.

(viii) The excess of purchase consideration over the assets acquired and liabilities assumed is regarded as goodwill and amortized over the estimated economic life of 20 years under both Finnish GAAP and

                SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY

       US GAAP during the period from June 8, 2001 to December 31, 2001. Subject to implementation of SFAS No. 142, "GOODWILL AND OTHER INTANGIBLE ASSETS", effective January 1, 2002, goodwill will no longer be amortized for US GAAP purposes, but instead be subject to impairment testing at least annually.

(ix) The investment in Sphinx Technical Ceramics B.V. (STC), whose operations are in a different line of business from the Successor, was to be held for sale or closure. At the date of acquisition the Successor expected to dispose of STC within one year. The purchase consideration has been allocated to STC based on fair value of the investment giving consideration to estimated net cash flows from operations to the estimated date of sale or closure. This results in a net negative investment of EUR(2.0) million. Operating losses of EUR(0.5) million and EUR(0.9) million have been excluded from the statement of operations of the period June 8, 2001 to December 31, 2001 and the year 2002, respectively.

     Assuming that the acquisition of Sanitec Oyj had occurred on January 1, 2001, the unaudited pro forma net sales, income before income taxes and minority interests, net income and earnings per share of the Successor would have been EUR994.5 million, EUR(29.4) million, EUR(54.8) million and EUR(1.8) million, respectively for the period from January 1, 2001 to December 31, 2001.

TWYFORD ACQUISITION

         In January 2001, Sanitec Oyj acquired a 100% interest in Twyford Bathrooms. The acquisition cost of EUR136.7 million, including EUR2.6 million of acquisition related costs consisting primarily of legal and professional fees, was paid in cash. A reduction to original purchase price resulting from taxes payable from previous years amounted to EUR2.8 million.

         Twyford is a producer and distributor of bathroom ceramics and bath and shower products in the United Kingdom. Twyford has been consolidated into the Group financial statements as of January 1, 2001.

         The acquisition of Twyford Bathrooms by Sanitec Oyj was accounted for using the purchase method of accounting under Finnish GAAP and US GAAP.

                SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY

         The following table reflects the reconciliation of the purchase accounting adjustments from Finnish GAAP to US GAAP:

                                                             FINNISH GAAP
                                                           PURCHASE BALANCE     US GAAP PURCHASE    US GAAP PURCHASE
                                                                 SHEET             ACCOUNTING         BALANCE SHEET
                                                 NOTES       JANUARY 2001          ADJUSTMENTS        JANUARY 2001
                                                 -----       ------------          -----------        ------------
                                                                         (AMOUNTS IN MILLIONS OF EURO)
PURCHASE CONSIDERATION....................                       133.9                 --                 133.9
                                                               --------             --------             --------

NET ASSETS ACQUIRED
    Tangible and intangible assets........       (i)              57.0                 46.6               103.6
    Inventories...........................       (ii)             16.6                  3.3                19.9
    Other current assets..................                        66.6                  --                 66.6
    Restructuring provisions..............       (iii)            (2.1)                 1.7                (0.4)
    Deferred tax assets / (liabilities)...       (iv)             (4.6)               (15.8)              (20.4)
    Liabilities...........................                       (64.2)                 --                (64.2)
                                                               --------             --------             --------
TOTAL NET ASSETS..........................                        69.3                 35.8               105.1
                                                               --------             --------             --------

EXCESS OF PURCHASE CONSIDERATION OVER NET
ASSETS ACQUIRED...........................       (v)              64.6                (35.8)               28.8
                                                               ========             ========             ========

----------
(i) Estimated fair values are allocated to the identifiable intangible assets arising on acquisition for trademarks of EUR39.8 million and customer relationships of EUR3.9 million, and to tangible assets consisting of buildings of EUR2.9 million. Intangible assets are amortized over their estimated useful lives, which are 40 years for trademarks and 30 years for customer relationships.

(ii) Inventories are adjusted to their estimated fair value at the date of acquisition including consideration of manufacturing profit.

(iii) Under Finnish GAAP, there is no specific guidance to prescribe the type and timing of restructuring costs that are recorded in connection with purchase acquisitions. Under US GAAP, restructuring costs related to the activities of an acquired company are recognized in accordance with the criteria specified by EITF issue No. 95-3. The reversal of the provision relates primarily to restructuring costs recognized under Finnish GAAP, which are not in accordance with the criteria specified by EITF issue No. 95-3, and costs that will have future economic benefit.

       In January 2001, the management of Sanitec initiated restructuring measures in Twyford primarily involving closing an office in the Far East and some reductions in staff in the United Kingdom. As a result of these measures three employees were terminated by the end of 2001. See Note 24(b) for changes in restructuring provisions.

(iv) Deferred taxes are based on the estimated tax bases of acquired assets and liabilities at the date of acquisition.

(v) The excess of purchase consideration over the assets acquired and liabilities assumed is regarded as goodwill and amortized over the estimated economic life of 20 years under both Finnish GAAP and US GAAP beginning in the period ended June 7, 2001.

                SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY

         Assuming the acquisition of Twyford had occurred on January 1, 2000, the unaudited pro forma net sales, income before income taxes and minority interests, net income and earnings per share of the Successor would have been EUR1,007.5 million, EUR36.5 million, EUR36.5 million and EUR0.6 million, respectively for the year ending December 31, 2000.

SPHINX ACQUISITION

         In December 1999, Sanitec Oyj acquired 97.8% interest in a Dutch Group N.V. Koninklijke Sphinx Gustavsberg ("Sphinx"). By the end of 2000, Sanitec Oyj had acquired 99.9% interest in Sphinx. The total acquisition cost, including acquisition related costs of EUR4.8 million consisting primarily of legal and professional fees, was EUR127.6 million paid in cash.

         Sphinx is a multinational producer of bathroom ceramics and bath and shower products with main operations in the Benelux countries, France and Germany. By the end of 2000, Sphinx operations had been integrated into those of Sanitec Oyj. Sphinx has been consolidated into the Group financial statements as of December 31, 1999.

         The acquisition of Sphinx by Sanitec Oyj was accounted for using the purchase method of accounting under Finnish GAAP and US GAAP.

         The following table reflects the reconciliation of the purchase accounting adjustments from Finnish GAAP to US GAAP:


                                                             FINNISH GAAP                                US GAAP
                                                               PURCHASE         US GAAP PURCHASE        PURCHASE
                                                             BALANCE SHEET         ACCOUNTING         BALANCE SHEET
                                                 NOTES       DECEMBER 1999         ADJUSTMENTS        DECEMBER 1999
                                                 -----       -------------         -----------        -------------
                                                                         (AMOUNTS IN MILLIONS OF EURO)
PURCHASE CONSIDERATION                                           127.6                 --                 127.6
                                                               --------             --------            --------

NET ASSETS ACQUIRED
    Intangible assets.....................        (i)             0.9                 65.3                66.2
    Tangible assets.......................       (ii)            105.2               (12.7)               92.5
    Long term loan receivable.............                        1.4                  --                  1.4
    Inventories...........................       (iii)           36.6                 10.6                47.2
    Other current assets..................       (iv)            40.0                 51.3                91.3
    Restructuring provisions..............        (v)           (20.4)                 7.8               (12.6)
    Other provisions......................        (v)           (15.2)                 --                (15.2)
    Deferred tax assets / (liabilities)...       (vi)            15.6                (49.1)              (33.5)
    Long-term liabilities.................       (vii)          (60.3)                (1.3)              (61.6)
    Current liabilities...................       (iv)           (54.2)                 6.1               (48.1)
                                                               --------             --------            --------
TOTAL NET ASSETS..........................                       49.6                 78.0                127.6
                                                               --------             --------            --------

EXCESS OF PURCHASE CONSIDERATION OVER NET
ASSETS ACQUIRED...........................      (viii)           78.0                (78.0)                0.0
                                                               ========             ========            ========

(i) The estimated fair values are allocated to the identifiable intangible assets arising on acquisition for trademarks of EUR75.7 million and customer relationships of EUR7.3 million, net of EUR0.2 million for capitalized development costs recorded under Finnish GAAP. Intangible assets are adjusted for the

                SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY allocation of negative goodwill to reduce non-current assets by EUR17.5 million under US GAAP. Intangible assets are amortized over their estimated useful lives, which are 40 years for trademarks and 30 years for customer relationships.

(ii) Tangible assets are adjusted for the allocation of negative goodwill to reduce non-current assets by EUR12.7 million under US GAAP.

(iii) Inventories are adjusted to their estimated fair value at the date of acquisition including consideration of manufacturing profit.

(iv) The remeasurement of the pension benefit obligation and fair value of the pension plan assets results in an adjustment of EUR51.3 million to current assets and EUR6.1 million to current liabilities.

(v) Under Finnish GAAP, there is no specific guidance to prescribe the type and timing of restructuring costs that are recorded in connection with purchase acquisitions. Under US GAAP, restructuring costs related to the activities of an acquired company are recognized in accordance with the criteria specified by EITF issue No. 95-3. The reversal of the provision relates primarily to restructuring costs recognized under Finnish GAAP, which are not in accordance with the criteria specified by EITF issue No. 95-3, and costs that will have future economic benefit.

       In December 1999, management of Sanitec initiated a number of restructuring measures in Sphinx. Until the end of 2000, management had identified the scope and finalized the plan of the measures to be carried out. The major actions included in this plan were closures of two ceramic factories, one in Poland and another in Germany, a capacity reduction in a ceramic factory in Belgium and a closure of the former Sphinx head office in Maastricht, the Netherlands. The closure of the Polish factory and the capacity reduction in the Belgian factory, as well as the closure of the Sphinx head office were carried out during 2000. Approximately 245 employees were terminated as a result of these measures. See note 24(b) for changes in restructuring provisions.

       Other provisions include miscellaneous other liabilities and accruals relating primarily to pensions, litigation, warranty reserves and holiday pay.

(vi) Deferred taxes are based on the estimated tax bases of acquired assets and liabilities at the date of acquisition.

(vii) Long term loans are recorded at the present value of the amount to be paid using interest rates prevailing at the acquisition date.

(viii) The excess of purchase consideration over the assets acquired and liabilities assumed is regarded as goodwill and amortized over the estimated economic life of 20 years under Finnish GAAP. The excess of the total values assigned to the net assets acquired over the purchase consideration is regarded as negative goodwill under US GAAP and allocated proportionately to non-current assets in determining their fair values.

(ix) The investment in STC, whose operations are in a different line of business from the Sanitec Group, was to be held for sale or closure. At the date of acquisition Sanitec expected to dispose of STC within one year. The purchase consideration has been allocated to STC based on the fair value of the investment giving consideration to estimated net cash flows from operations to the estimated date of sale or closure. This results in a net negative investment of EUR(3.0) million. Operating losses

                SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY of EUR(2.0) million have been excluded from the income statement for the year ended December 31, 2000.

         Assuming that the acquisition of Sphinx had occurred on January 1, 1999, the unaudited pro forma net sales, income before income taxes and minority interests, net income and earnings per share of the Predecessor would have been EUR829.8 million, EUR35.8 million, EUR35.8 million and EUR0.6 million, respectively for the year ending December 31, 1999.

ACQUISITIONS PRIOR TO DECEMBER 1999

         Over the previous years, the Predecessor has executed a number of acquisitions in various countries. All the acquisitions have been paid in cash and accounted for following the purchase method of accounting under Finnish GAAP.

         Material acquisitions have been evaluated and the impact of these to the reconciliation of the purchase accounting from Finnish GAAP into US GAAP has been determined. Had US GAAP been applied prior to December 1999, the impact of acquisitions prior to December 1999 on the net assets of the Predecessor would have been EUR2.8 million less as of December 31, 1999.

RECONCILIATION OF BUSINESS COMBINATIONS

         The reconciliation of net income and shareholders' equity from Finnish GAAP to US GAAP includes the adjustments to the purchase accounting of Sanitec, Twyford and Sphinx acquisitions as well as the acquisitions prior to December 31, 1999. The summarized adjustments are presented in the table below:

                SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY

                                                                  PREDECESSOR                        SUCCESSOR
                                                                  -----------                        ---------
                                                                                             SANITEC OY, FORMERLY POOL
                                                                  SANITEC OYJ                 ACQUISITION HELSINKI OY
                                                                  -----------                 -----------------------
                                                                                           PERIOD FROM
                                                           YEAR ENDED      PERIOD FROM       JUNE 8 -         YEAR ENDED
                                                          DECEMBER 31,     JANUARY 1 -     DECEMBER 31,      DECEMBER 31,
                                                 NOTES        2000        JUNE 7, 2001         2001              2002
                                                 -----        ----        ------------         ----              ----
                                                                           (AMOUNTS IN MILLIONS OF EURO)
NET INCOME
    Amortization of goodwill...............       (i)          7.6              4.1             12.7              44.1
    Amortization of intangible assets......      (ii)         (7.7)            (2.7)            (6.3)             (2.3)
    Impairment of intangible assets........      (ii)         --               --               --                (9.7)
    Depreciation of tangible assets........      (iii)         0.6             (0.3)            (1.5)             (2.9)
    Operating expenses.....................      (iv)         (9.5)            (3.4)           (45.2)             (0.4)
    Restructuring provisions...............      (iv)         (0.6)            (1.1)            (4.4)            (13.1)
    Other income and expenses, net.........       (v)          0.4              0.2              1.1              --
    Deferred taxes.........................      (vi)          5.8              2.2             19.5               5.4
                                                            --------        ---------        ---------         ---------
TOTAL......................................                   (3.4)            (1.0)           (24.1)             21.1
                                                            ========        =========        =========         =========

SHAREHOLDERS' EQUITY
    Goodwill...............................       (i)         29.7             33.8             12.7              56.8
    Intangible assets......................      (ii)        (43.3)           (46.0)            (6.3)            (18.3)
    Tangible assets........................      (iii)         0.6              0.3             (1.5)             (4.4)
    Inventory..............................      (iv)        (15.6)           (19.0)           (45.2)            (45.4)
    Current Assets.........................      (iv)         --               --               --                (0.2)
    Restructuring provisions...............      (iv)         (0.6)            (1.7)            (4.4)            (17.5)
    Non-current liabilities................       (v)          0.4              0.6              1.1               1.1
    Deferred taxes.........................      (vi)         22.6             24.8             19.5              24.9
                                                            --------        ---------        ---------         ---------
TOTAL......................................                   (6.2)            (7.2)           (24.1)             (3.0)
                                                            ========        =========        =========         =========

----------
(i) The excess of purchase consideration over net assets acquired is recognized as goodwill under both Finnish GAAP and US GAAP. The adjustment to net income reflects the adjustment to the amortization of goodwill from Finnish GAAP to US GAAP. Subject to implementation of SFAS No. 142, "GOODWILL AND OTHER INTANGIBLE ASSETS", effective January 1, 2002, goodwill is no longer amortized for US GAAP purposes, but instead be subject to impairment testing at least annually. From January 1, 2002 onwards the adjustment to net income reflects the reversal of the goodwill amortization recorded under Finnish GAAP.

(ii) Estimated fair values are allocated to identifiable intangible assets, primarily trademarks, customer relationships as well as patents and unpatented technology under US GAAP, including the proportionate allocation to non-current assets of the negative goodwill. Subject to implementation of SFAS No. 142, "GOODWILL AND OTHER INTANGIBLE ASSETS", effective January 1, 2002, trademarks were determined indefinite lived intangible assets, which are no longer amortized, are instead be subject to impairment testing at least annually. The adjustment to net income reflects the amortization of identifiable intangible assets, which are not indefinite lived, recognized under US GAAP. The adjustment to shareholders' equity reflects the accumulated amortization of identifiable intangible assets recognized under US GAAP.

       As of December 31, 2002, the intangible assets of the Group were subject to impairment testing in accordance with SFAS No. 142, "GOODWILL AND OTHER INTANGIBLE ASSETS", and SFAS No. 144, "ACCOUNTING FOR THE IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS". As a result of the impairment

                SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY testing the carrying value of certain trademarks were recognized to exceed the respective fair value, and an impairment of EUR(9.7) million was recognized. The adjustment to net income and shareholders equity during the period ended December 31, 2002 includes the impairment recognized.

(iii) Estimated fair values are allocated to tangible assets, primarily land and buildings, under US GAAP, including the proportionate allocation to non-current assets of the negative goodwill. Fair values allocated to buildings are depreciated over the estimated useful life of each building. The adjustment to net income reflects the depreciation of the fair value allocated to tangible assets under US GAAP. The adjustment to shareholders' equity reflects the accumulated depreciation of the fair value allocated to tangible assets recognized under US GAAP.

(iv) Inventories are adjusted to the estimated fair value at the date of acquisition including consideration of manufacturing profit under US GAAP. Subsequent to the acquisition, the fair value adjustment of the inventories is charged to earnings.

       Under Finnish GAAP, certain restructuring costs recognized in connection with purchase accounting are not in accordance with the criteria as specified by EITF issue No. 95-3, and are not recognized as restructuring costs under US GAAP. The adjustment to net income reflects such costs expensed to earnings when incurred. The adjustment to shareholders' equity reflects such accumulated costs charged to earnings when incurred.

(v) The adjustment recognized for liabilities recorded at present value at the acquisition date under US GAAP is reversed to earnings over the maturity of the liabilities. The adjustment to net income reflects the charge to earnings over the term of maturity. The impact to equity is recognized.

(vi) Changes to the deferred taxes recognized on the estimated tax basis of acquired assets and liabilities assumed at the date of acquisition are charged to earnings.

B)     DERIVATIVES AND HEDGING ACTIVITIES

         Under Finnish GAAP, certain criteria must be met in order for a derivative financial instrument to be designated as part of a hedging relationship. In order for an interest rate derivative instrument (i.e. interest rate swap or interest rate option) to qualify for hedge accounting the instrument must: (a) relate to an asset or liability, or to a portfolio of assets and liabilities; and (b) change the character of the interest rate by converting variable rate to fixed rate or by converting a fixed rate to a variable rate. The net differential to be paid or received on the interest rate swap agreements designated as hedges of a debt obligation is treated as an adjustment to the yield on the underlying assets or liabilities (the accrual method). Amounts due from or payable to the counterparts are recorded on an accrual basis. Realized gains and losses that occur from the early termination of the contracts are recorded in income over the remaining period of the original agreement. If the hedged item is also cancelled out, the accumulated balance of the derivative will be released completely and recorded in earnings. Option premiums are recorded as an asset or liability and amortized over the life of the option.

         Under Finnish GAAP, for a foreign currency derivative instrument (i.e. foreign currency exchange contracts and foreign currency option contracts) to qualify as a hedge, the instrument must: (a) be related to a foreign currency asset, liability or firm commitment, or a portfolio of assets, liabilities and firm commitments, the characteristics of which have been identified; (b) involve the same currency as the hedged item; and (c) reduce the risk of foreign currency exchange movements on a company's operations.

                SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY

Gains and losses on forward foreign exchange contracts and currency swaps that are designated as hedges of firm commitments are deferred and recognized in income as the hedged transaction occurs. Gains and losses on foreign currency options that are designated as effective hedges of firm commitments are deferred and recognized in income as the hedged transaction occurs. Option premiums are recorded as an asset or liability and amortized over the life of the option.

         Derivative financial instruments used for speculative purposes are recorded at fair value with change in income. No derivative instruments are used for speculative purposes by the Group.

         Under US GAAP, prior to January 1, 2001, the criteria to qualify for hedge accounting were less strictly defined when compared to present standards. For those interest rate instruments that synthetically altered the repricing characteristics of assets or liabilities, the net differential to be paid or received on the instruments was treated as an adjustment to the yield on the underlying assets or liabilities (the accrual method). To qualify for accrual accounting, the interest rate instrument had to be designated to specific assets or liabilities or pools of similar assets or liabilities and must have effectively altered the interest rate characteristics of the related assets or liabilities. For instruments that were designated to floating-rate assets or liabilities to be effective, there must have been a high correlation between the floating interest rate index on the underlying asset or liability and the offsetting rate on the derivative. If a derivative instrument designated as a hedge was terminated, the gain or loss was deferred and amortized over the shorter of the remaining contractual life of the terminated risk management instrument or the maturity of the designated asset or liability. If the designated asset or liability matured was sold, was settled or its balance fell below the notional amount of the hedging instrument, accrual accounting was discontinued to the extent that the notional amount exceeded the balance, and accounting for trading instruments was applied to the excess amount.

         The accounting principles with respect to accounting for interest rate and foreign currency derivatives as described above under Finnish GAAP are in accordance with US GAAP prior to January 1, 2001.

         On January 1, 2001, in preparing their financial statements as reconciled to US GAAP, the Group adopted the principles of SFAS No. 133, "ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES", as amended by SFAS No. 138, "ACCOUNTING FOR CERTAIN DERIVATIVE INSTRUMENTS AND CERTAIN HEDGING ACTIVITIES", which requires that an entity recognize all derivatives as either assets or liabilities on the balance sheet measured at fair value. The accounting for changes in the fair value of a derivative depends on the use of the derivative. Derivatives that are not designated as part of a hedging relationship must be adjusted to fair value through income. Certain robust conditions must be met in order to designate a derivative as a hedge including:

o        objective;

o        nature of the risk being hedged;

o        derivative hedging instrument;

o        hedged item;

o for the hedge of a firm commitment, a reasonable method for recognizing in earnings the hedged firm commitment; and

o how the entity will assess hedge effectiveness and measure hedge ineffectiveness.

         If the derivative is a designated hedge, depending on the nature of the hedge, the effective portion of the hedge's change in fair value is either (1) offset against the change in fair value of the hedged asset, liability or firm commitment through income or (2) held in equity until the hedged item is recognized in income. The ineffective portion of a hedge's change in fair value is immediately recognized in income.

         At January 1, 2001 in connection with the adoption of SFAS No. 133, the Group recorded a transition adjustment relating to the financial derivative instruments, which increased other accumulated comprehensive income in shareholders' equity by EUR1.1 million. This amount was reclassified to earnings to reflect the impact of payments made over the term of the agreement until the date of acquisition. During the period from January 1, 2001 through June 7, 2001, EUR0.1 million was reclassified to earnings. In addition, during the period from January 1, 2001 through June 7, 2001, the Group recorded the change in the fair value of these agreements, EUR(0.9) million as an expense in the statement of operations, because these derivative agreements were not designated as hedges upon the adoption of SFAS No. 133.

         As of June 7, 2001, in connection to the acquisition of the Predecessor by the Successor, the financial derivative instruments held by the Predecessor were recognized at fair value in connection to purchase accounting. During the period from June 8, 2001 through December 31, 2001 and during the year 2002, the Group recorded the change in the fair value of these agreements, EUR8.6 million and EUR(16.5) million, respectively, in the statement of operations as these hedging relationships did not qualify for hedge accounting in accordance with SFAS No. 133. Therefore, the adoption of SFAS No. 133 increases the volatility of earnings under US GAAP during the period from June 8 through December 31, 2001 and during the year ended December 31, 2002. During the financial year 2003, the Group anticipates that certain hedging relations will qualify for hedge accounting under SFAS No. 133.

C)       REVALUATION OF PROPERTY

         Under Finnish GAAP, the recognition and measurement of recoverable amounts is not prescribed. The Group generally carries fixed assets at depreciated value without upward revaluation. However, certain assets have been revalued upwards in prior years and are being amortized over the estimated useful life of the assets, as permitted under Finnish GAAP. Under US GAAP, fixed assets are carried at historical cost net of accumulated depreciation and cannot be revalued upwards.

D)       PENSIONS

         Statutory and supplementary pension obligations in Finland are covered through a compulsory pension insurance policy. Payments to pension insurance institutions are recorded at amounts determined by insurance institutions according to prescribed actuarial assumptions and other rulings pursuant to the Finnish Employment Pension Act. Group companies outside of Finland have pension obligations arranged and pension liabilities recorded in accordance with local regulations and practice. Changes in uncovered pension obligations are recorded as an expense and the related pension liability is included as a provision.

         The Group operates defined-benefit schemes in the Netherlands, Belgium, Finland, France, Germany, Portugal, Sweden and the United Kingdom (from September 1, 2001). The total active membership of these defined benefit schemes was 5,299, 6,039 and 5,513 as at December 31, 2000, December 31, 2001 and
December 31, 2002, respectively. The Group also operates defined-contribution schemes in Belgium, Finland, France, Germany, the Netherlands, Norway, Sweden, the United Kingdom

                SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY and the United States. The total employer expense recognized for the defined-contribution schemes was EUR3.3 million, EUR2.4 million, EUR2.4 million and EUR4.8 million for the financial year ended December 31, 2000, for the periods from January 1, 2001 to June 7, 2001 and from June 8, 2001 to December 31, 2001, and for the financial year ended December 31, 2002 respectively.

         For purposes of disclosure in accordance with US GAAP, the pension cost of the Group's major retirement schemes have been restated in the following tables in accordance with the requirements of SFAS No. 87, "EMPLOYERS' ACCOUNTING FOR PENSIONS". The disclosures below are in accordance with SFAS No. 132, "EMPLOYERS' DISCLOSURES ABOUT PENSIONS AND OTHER POST RETIREMENT BENEFITS".

         It was not feasible to apply SFAS no. 87 on the effective date specified in the standard for the pension schemes. SFAS No. 87 calculations were made for the first time for these schemes as of December 31, 1999. The amount of the asset that was recorded directly to equity in the opening balance sheet under US GAAP for these schemes was EUR1.6 million and the amortization period used for the transitional asset was four years.

                SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY

                                                                             PERIOD ENDED    PERIOD ENDED       YEAR ENDED
                                                            YEAR ENDED         JUNE 7,       DECEMBER 31,      DECEMBER 31,
                                                         DECEMBER 31, 2000       2001            2001              2002
                                                         -----------------       ----            ----              ----
                                                                            (AMOUNTS IN MILLIONS OF EURO)
CHANGE IN BENEFIT OBLIGATION
PROJECTED BENEFIT OBLIGATION AT BEGINNING OF PERIOD..         147.9             154.7            156.6            161.3
Service cost.........................................           3.8               1.7              3.2              6.7
Interest cost........................................           9.5               3.9              5.5              9.7
Plan participants' contributions.....................           0.4               0.2              0.8              1.7
Amendments...........................................          --                --               --               --
Acquisitions / Disposals.............................          --                --               --               --
Curtailments/Settlements/Special termination benefits          --                --               --               --
Actuarial loss (gain)................................           1.0               0.6              0.5             11.7
Benefits paid........................................          (7.6)             (3.9)            (5.4)           (10.6)
Foreign currency exchange rate changes...............          (0.4)             (0.6)             0.1             (0.1)
                                                            --------          --------          --------         --------
PROJECTED BENEFIT OBLIGATION AT END OF PERIOD........         154.6             156.6            161.3            180.4
                                                            ========          ========          ========         ========

CHANGE IN PLAN ASSETS
FAIR VALUE OF PLAN ASSETS AT BEGINNING OF PERIOD.....         169.5             172.2            166.3            162.2
Actual return on plan assets.........................           5.7              (4.2)            (3.2)           (18.9)
Employer contributions...............................           4.1               2.0              3.7              7.0
Plan participants' contributions.....................           0.4               0.2              0.8              1.6
Acquisitions / Disposals.............................          --                --               --               --
Curtailments/Settlements/Special termination benefits          --                --               --               --
Benefits paid........................................          (7.6)             (3.9)            (5.4)           (10.5)
Foreign currency exchange rate changes...............          --                --               --               (0.2)
                                                            --------          --------          --------         --------
FAIR VALUE OF PLAN ASSETS AT END OF PERIOD...........         172.1             166.3            162.2            141.2
                                                            ========          ========          ========         ========

FUNDED STATUS
Funded status of the plan............................          17.5               9.7              1.1            (39.2)
Unrecognized actuarial transition obligation (asset).           1.2               1.0             --               --
Unrecognized actuarial (gain) loss...................           7.9              17.6             10.3             51.9
Unrecognized actuarial prior service cost............          --                --               --               --
                                                            --------          --------          --------         --------
NET AMOUNT PREPAID...................................          26.6              28.3             11.4             12.7
                                                            ========          ========          ========         ========
Net amount recognized (accrued)......................         (37.6)             --              (40.5)           (41.5)
Net amount recognized prepaid........................          64.2              --               51.8             54.2
                                                            --------          --------          --------         --------

AMOUNTS RECOGNIZED IN THE STATEMENT OF FINANCIAL
POSITION
Prepaid benefit cost................................           64.2              --               51.8             54.2
Accrued benefit liability...........................          (38.9)             --              (40.7)           (42.9)
Intangible asset....................................            0.8              --               --               --
Accumulated other comprehensive income..............            0.5              --                0.3              1.4
                                                            --------          --------          --------         --------
NET AMOUNT PREPAID..................................           26.6              --               11.4             12.7
                                                            ========          ========          ========         ========



                SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


WEIGHTED-AVERAGE ASSUMPTIONS
Discount rate......................................             5.9%              6.2%             5.9%             5.5%
Rate of compensation increase......................             2.4%              2.7%             2.5%             2.7%
Expected rate of return on plan assets.............             6.8%              7.1%             6.8%             6.1%
                                                            --------          --------          --------         --------

NET PERIODIC BENEFIT COST
Service cost.......................................             3.8               1.7              3.2              6.7
Interest cost......................................             9.5               3.9              5.5              9.7
Expected return on plan assets.....................           (12.6)             (5.0)            (6.6)           (10.9)
Amortization of net transition obligation..........             0.4               0.2             --               --
Amortization of actuarial net loss (gain)..........            --                 0.1             --               --
Amortization of unrecognized prior service cost....            --                --               --               --
Special termination benefits.......................            --                --               --               --
Effects of curtailments / settlements..............            --                --               --               --
                                                            --------          --------          --------         --------
NET PERIODIC BENEFIT COST..........................             1.1               0.9              2.1              5.5
                                                            ========          ========          ========         ========

         The totals of the projected benefit obligations, accumulated benefit obligations and fair values of plan assets for those pension plans which had accumulated benefit obligations in excess of the fair value of their corresponding plan assets were EUR40.5 million, EUR32.9 million and EUR3.7 million respectively as of December 31, 2000, EUR41.4 million, EUR33.5 million and EUR4.0 million respectively as of December 31, 2001, and EUR42.6 million, EUR39.3 million and EUR3.3 million respectively as of December 31, 2002.

         In addition, the Group provides defined benefit payments under termination indemnity schemes in Italy and Poland. These schemes are statutory (or required by national union agreements).

E)       INTANGIBLE ASSETS

         Under US GAAP, costs of internally developed intangible assets are expensed as incurred, while intangible assets acquired from others are capitalized. Finnish GAAP does not strictly require either expensing costs of internally developed intangible assets or capitalizing intangible assets acquired from others.

         The Group generally expenses costs of internally developed non-identifiable intangible assets. However, certain external costs of acquiring intangible assets, mainly patents and trademarks, are also expensed as incurred. In accordance with US GAAP, additional amounts of EUR0.1 million, EUR0.1 million, EUR0.1 million and EUR0.1 million, have been capitalized during the year ended December 31, 2000, the periods from January 1, 2001 to June 7, 2001 and from June 8, 2001 to December 31, 2001 and the year ended December 31, 2002, respectively. Amortization of such capitalized costs was EUR0.1 million, EUR0.1 million, EUR0.1 million and EUR0.0 million for each of the year ended December 31, 2000, periods ended June 7, 2001 and December 31, 2001 and the year ended December 31, 2002, respectively.

F)       SOFTWARE DEVELOPMENT COSTS

         Under US GAAP Emerging Issues Task Force (EITF) Issue No. 00-02, "ACCOUNTING FOR WEB SITE DEVELOPMENT COSTS", and AICPA Statement of Position 98-1, "ACCOUNTING FOR THE COSTS OF COMPUTER SOFTWARE DEVELOPED OR OBTAINED FOR INTERNAL USE", costs related to web site and other software development are to be accounted for as follows:

o costs incurred during the planning stage are to be expensed when incurred;

                SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY

o costs incurred during the application development stage are to be capitalized and amortized over the useful economic life of the asset; and

o costs incurred during the post-implementation/operation stage are to be expensed when incurred. Such costs include training, administration and maintenance.

Finnish GAAP is less prescriptive in determining the classification of costs to be expensed or capitalized.

         The Group generally follows principles equivalent to those required by US GAAP. However, in certain cases costs related to application development have been expensed as incurred. In accordance with US GAAP, additional costs amounting to EUR0.1 million, EUR0.0 million, EUR0.6 million and EUR0.5 million have been capitalized during the year ended December 31, 2000, the period from January 1, 2001 to June 7, 2001 and from June 8, 2001 to December 31, 2001 and the year ended December 31, 2002, respectively. Amortization of such capitalized costs was EUR0.1 million, EUR0.1 million, EUR0.2 million and EUR0.2 million for the year ended December 31, 2000, the periods from January 1, 2001 to June 7, 2001 and from June 8, 2001 to December 31, 2001 and the year ended December 31, 2002, respectively.

G)       CAPITALIZATION OF INTEREST

         Under Finnish GAAP, it is permissible to either capitalize or expense, as incurred, interest or external financing of assets in the course of construction.

         Under US GAAP, interest cost shall be capitalized as part of the historical cost of constructing certain assets. To qualify for interest capitalization, assets must require a period of time to get them ready for their intended use. Examples are assets that an enterprise constructs for its own use (such as facilities) and assets intended for sale or lease that are constructed as discrete projects (such as ships or real estate projects). Interest capitalization is required for those assets to the extent the effect of capitalizing compared with the effect of expensing the interest is material. If the net effect is not material, interest capitalization is not required.

         Under Finnish GAAP, the Group generally expenses such interest costs; however, interest costs have been capitalized on certain large construction projects. For purposes of US GAAP, additional amounts of interest costs amounting to EUR0.1 million and EUR0.1 million have been capitalized during the period from June 8, 2001 to December 31, 2001 and in the year ended December 31, 2002, respectively. Amortization of capitalized interest was EUR0.2 million, EUR0.1 million, EUR0.1 million and EUR0.3 million for each of the year ended December 31, 2000, the periods from January 1, 2001 to June 7, 2001 and from June 8, 2001 to December 31, 2001 and the year ended December 31, 2002, respectively.

H)       DEBT ISSUANCE COSTS

         Under Finnish GAAP, it is permitted to capitalize the costs related to the issue of debt. The capitalized costs are regarded as intangible assets and amortized on a straight-line basis over the term of the related debt.

         Under US GAAP, the costs related to the issue of debt are capitalized. The capitalized costs are amortized to interest expense using the effective interest method over the term of the related debt.

                SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY

         The costs capitalized under Finnish GAAP, however, include costs that cannot be capitalized under US GAAP, such as certain penalties and consultancy fees related to the issue of the debt. Under US GAAP, such costs are expensed as incurred.

I)       ASSOCIATED COMPANIES

         Since April 1997, the Group has a 50% share in a joint venture Ceramic Holdings Middle East B.V. ("CHME"), a Dutch company holding a majority of shares in Lecico Group companies ("Lecico"). Lecico has ceramics production facilities in Egypt and Lebanon with major markets in the Middle East area.

         Under Finnish GAAP, CHME is accounted for under equity method of accounting. Under US GAAP, in accordance with APB Opinion No. 18, "THE EQUITY METHOD OF ACCOUNTING FOR INVESTMENTS IN COMMON STOCK", CHME is regarded as a joint venture, which is accounted for under equity method of accounting.

         To the extent the accounting principles applied in the Lecico companies and in the CHME Group consolidation are not in accordance with US GAAP, the adjustments recognized reflect the impact of the application of US GAAP. SFAS No.142, "GOODWILL AND OTHER INTANGIBLE ASSETS", was implemented by Lecico companies and in the CHME Group consolidation, on January 1, 2002 and goodwill is no longer amortized for US GAAP purposes. Goodwill is tested for impairment annually. The non-amortization of goodwill constitutes the majority of the adjustment recorded.

J)       INVESTMENTS IN SECURITIES

         Under Finnish GAAP, investments in securities are recorded at the lower of cost or market value.

         Under US GAAP, debt securities in which the Group has the intent and ability to hold until maturity are classified as "held to maturity" securities and are recorded at amortized cost. Debt and equity securities which are bought and held principally for the purpose of short-term selling are classified as "trading" securities and are reported at fair value with unrealized gains and losses included in earnings. Debt and equity securities not classified as "held to maturity" securities or "trading" securities are classified as "available for sale" securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders' equity.

         Until May, 2002, the Group held certain debt and equity securities which were classified as "available for sale" in accordance with US GAAP. The Group then sold certain investments classified as available for sale. Under Finnish GAAP, those investments were recorded at historical cost and a gain was recognized at the date of sale. Under US GAAP these investments were recorded at fair value in accordance with the purchase method of accounting at the date of acquisition. Therefore, at the date of sale, the gain under US GAAP was less than the gain under Finnish GAAP.

K)       ACQUIRED OPERATIONS HELD FOR SALE

         Under Finnish GAAP, net operating losses related to a business acquired in a purchase business combination, and identified at the acquisition date as being held for sale, are not recognized in the income statement.

                SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY

         Under US GAAP in accordance with EITF issue No. 90-6 "Accounting for Certain Events Not Addressed in Issue No. 87-11", losses from acquired operations designated as held for sale at the acquisition date are recorded in the income statement beginning after the one year holding period if the sale has not occurred.

         In connection with the Sphinx acquisition in December 1999 and Sanitec acquisition in June 2001, the Predecessor and the Successor respectively acquired Sphinx Technical Ceramics B.V. ("STC"), which was accounted for as held for sale under Finnish GAAP. In accordance with EITF issue No. 90-6, an adjustment was recorded in the period ended June 7, 2001, to recognize the net losses of STC in the income statement beginning after one year holding period had elapsed from Sphinx acquisition.

         During the financial year ended December 31, 2002, after no sale had occurred, the management of the Group made a decision to discontinue the operations of STC. As of December 31, 2002 a provision of EUR1.1 million was recorded under Finnish GAAP and in accordance with EITF issue No. 94-3, "LIABILITY RECOGNITION FOR CERTAIN EMPLOYEE TERMINATION BENEFITS AND OTHER COSTS TO EXIT AN ACTIVITY (INCLUDING CERTAIN COSTS INCURRED IN A RESTRUCTURING)", to reflect the impact of the expected employee termination benefits. A total of 93 employees will be made redundant in connection to the closure of STC. In accordance with SFAS No. 144, "ACCOUNTING FOR THE IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS", effective January 1, 2002, net assets of STC ("disposal group") were tested for impairment using the undiscounted cash flow method. As a result of the impairment test, no impairment was recognized.

L)       DEFERRED TAXES

         Under Finnish GAAP, deferred tax liabilities are recognized regardless of the likelihood of reversal of such amounts and deferred tax assets are reduced by a valuation allowance to the amount that is probable to be realized. Under US GAAP, deferred tax liabilities are recognized regardless of the likelihood of reversal of such amounts and deferred tax assets are reduced by a valuation allowance to the amount that is "more likely than not" to be realized.

         The accounting for deferred taxes by the Group under Finnish GAAP is primarily consistent with US GAAP. In certain cases, however, the principles applied when recognizing the valuation allowance for deferred tax assets under Finnish GAAP are more prudent compared to US GAAP. In such cases, the valuation allowance is adjusted to the amount as defined under US GAAP.

         Under Finnish GAAP, a deferred tax liability related to undistributed earnings is recognized during the period when such earnings are distributed as dividends. Under US GAAP, a deferred tax liability related to undistributed earnings is recognized during the period when earned. The impact of the timing difference is reflected as an adjustment from Finnish GAAP to US GAAP.

M)       EARNINGS PER SHARE

         Earnings per share is calculated by dividing net income by the average number of common shares outstanding during the year. SFAS No. 128, "EARNINGS PER SHARE", establishes standards for computing and presenting earnings per share
(EPS) and applies to entities with publicly held common stock or potential common stock. As the Predecessor was delisted from the Helsinki Stock Exchanges at the end of October 2001, SFAS No. 128 is not required for the Successor as of December 31, 2001 or December 31, 2002.

                SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY

                                                                                           PREDECESSOR
                                                                                           -----------
                                                                                           SANITEC OYJ
                                                                                           -----------
                                                                                                     PERIOD FROM
                                                                                 YEAR ENDED          JANUARY 1 -
                                                                             DECEMBER 31, 2000       JUNE 7, 2001
                                                                             -----------------       ------------
                                                                              (AMOUNTS IN MILLIONS OF EURO EXCEPT
                                                                                    PER SHARE AND SHARE DATA)
FINNISH GAAP:
Numerator for basic and diluted EPS - net income.........................              39.2                13.3
Denominator for basic and diluted EPS - weighted average
Number of shares (1,000).................................................          62,209              62,209
Basic and diluted earnings per share.....................................               0.6                 0.2
US GAAP:
Numerator for basic and diluted EPS - net income.........................              40.3                11.8
Denominator for basic and diluted EPS - weighted average
Number of shares (1,000).................................................          62,209              62,209
Basic and diluted earnings per share.....................................               0.6                 0.2

N)       CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

         According to SFAS No. 130, "REPORTING COMPREHENSIVE INCOME", comprehensive income generally encompasses all changes in shareholders' equity, except those arising from transactions with owners. On a Finnish GAAP basis, the Group's comprehensive income differs from the net income only by the amount of the foreign currency translation differences credited or charged to shareholders' equity for the period.

         Comprehensive income under Finnish GAAP for the year ended December 31, 2000, the financial periods ended June 7, 2001, and December 31, 2001 and the year ended December 31, 2002 are as follows:

                                                                   PREDECESSOR                         SUCCESSOR
                                                                   -----------                         ---------
                                                                                               SANITEC OY, FORMERLY POOL
                                                                   SANITEC OYJ                  ACQUISITION HELSINKI OY
                                                                   -----------                  -----------------------
                                                                                             PERIOD FROM
                                                           YEAR ENDED       PERIOD FROM        JUNE 8 -         YEAR ENDED
                                                          DECEMBER 31,      JANUARY 1 -      DECEMBER 31,      DECEMBER 31,
                                                              2000         JUNE 7, 2001          2001              2002
                                                              ----         ------------          ----              ----
                                                                            (AMOUNTS IN MILLIONS OF EURO)
Net income under Finnish GAAP......................             39.2             13.3           (17.2)            (74.7)
Other comprehensive income:
     Foreign currency translation adjustments......              3.4             10.0            (0.9)            (16.4)
     Hedging of net investment denominated in foreign
     currency......................................             (2.1)            (1.7)           --                --
                                                              --------         --------       --------          ---------
Comprehensive income...............................             40.5             21.6           (18.1)            (91.1)
                                                              ========         ========       ========          =========

                SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY

O)       CLASSIFICATION DIFFERENCES

   (I)   FOREIGN CURRENCY TRANSLATION

         Under Finnish GAAP, the financial statements of the Group's foreign subsidiaries are measured using the Euro as the functional currency. Assets and liabilities of these subsidiaries are translated at exchange rates as of the balance sheet date. Revenues and expenses are translated at average rates of exchange in effect during the financial period. Gains and losses arising on these transactions are taken to reserves, net of exchange differences arising on related foreign currency borrowings.

         Under US GAAP, the financial statements of the Group's foreign subsidiaries are measured using the Euro as the functional currency. Assets and liabilities of these subsidiaries are translated at exchange rates as of the balance sheet date. Revenues and expenses are translated at average rates of exchange in effect during the financial period. The resulting cumulative translation adjustments have been recorded as a separate component of shareholder's equity as other comprehensive income. Foreign currency transaction gains and losses are included in consolidated net income.

   (II)  EXTRAORDINARY ITEMS

         Under Finnish GAAP, certain items that are considered to be incurred outside the ordinary course of business are classified as "extraordinary items" and shown in a separate caption below income from operations. Such items are not shown net of tax.

         US GAAP has a more restrictive definition of "extraordinary items" and only items that are both unusual in nature and infrequent in occurrence are classified as "extraordinary". In practice, extraordinary items are rarely presented. If presented, extraordinary items are net of tax. None of the items classified as extraordinary in the consolidated statement of operations of the Predecessor for the year ended December 31, 2000 and the period from January 1, 2001 to June 7, 2001 and for the Successor for the period from June 8, 2001 to December 31, 2001 and the year ended December 31, 2002 would be classified as extraordinary items under US GAAP.

   (III) CLASSIFICATION OF ASSETS

         Under Finnish GAAP, the balance sheet presentation is determined by statutory regulations. Provisions must be separately reported. Under US GAAP, the order of presentation of assets on the balance sheet is determined by liquidity with assets and liabilities classified as either current or non-current.

24.      ADDITIONAL DISCLOSURES

         The following US GAAP disclosures are included to comply with the US Securities and Exchange Commission's regulations for foreign registrants. As indicated, certain disclosures are presented on a Finnish GAAP measurement basis.

                SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY

A)       VALUATION AND QUALIFYING ACCOUNTS

         Inventories and Accounts and Other Receivables are accounted for net of the following valuation allowances and allowances for doubtful accounts under Finnish GAAP:

INVENTORIES                                                (AMOUNTS IN MILLIONS OF EURO)
                                       BALANCE AT
PREDECESSOR                           BEGINNING OF                                                 BALANCE AT
SANITEC OYJ                              PERIOD             ADDITIONS          DEDUCTIONS         END OF PERIOD
---------------------------------    ----------------     --------------     ----------------     --------------
     December 31, 2000                    15.5                 2.8                (2.1)               16.2
     June 7, 2001                         16.2                 2.9                (1.4)               17.7

SUCCESSOR                              BALANCE AT
SANITEC OY, FORMERLY POOL             BEGINNING OF                                                 BALANCE AT
ACQUISITION HELSINKI OY                  PERIOD             ADDITIONS          DEDUCTIONS         END OF PERIOD
---------------------------------    ----------------     --------------     ----------------     --------------

     December 31, 2001                    16.2                 6.4                (4.1)               18.5

SUCCESSOR                              BALANCE AT
SANITEC OY, FORMERLY POOL             BEGINNING OF                                                 BALANCE AT
ACQUISITION HELSINKI OY                  PERIOD             ADDITIONS          DEDUCTIONS         END OF PERIOD
---------------------------------    ----------------     --------------     ----------------     --------------

     December 31, 2002                    18.5                 3.4                (4.6)               17.3

ACCOUNTS AND OTHER RECEIVABLES
                                        BALANCE AT
PREDECESSOR                            BEGINNING OF                                                 BALANCE AT
SANITEC OYJ                               PERIOD             ADDITIONS         DEDUCTIONS         END OF PERIOD
---------------------------------     ----------------     --------------    ----------------     ---------------

      December 31, 2000                     5.6                 1.4               (1.0)                6.0
      June 7, 2001                          6.0                 0.5               (0.4)                6.1

SUCCESSOR                               BALANCE AT
SANITEC OY, FORMERLY POOL              BEGINNING OF                                                 BALANCE AT
ACQUISITION HELSINKI OY                   PERIOD             ADDITIONS         DEDUCTIONS         END OF PERIOD
---------------------------------     ----------------     --------------    ----------------     ---------------

      December 31, 2001                     6.0                 2.1               (0.8)                7.3

SUCCESSOR                              BALANCE AT
SANITEC OY, FORMERLY POOL             BEGINNING OF                                                BALANCE AT END
ACQUISITION HELSINKI OY                  PERIOD             ADDITIONS          DEDUCTIONS            OF PERIOD
---------------------------------    ----------------     --------------     ----------------     ----------------

      December 31, 2002                    7.3                 2.7                (2.5)                 7.5

                SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY

B)       RESTRUCTURING CHANGES

                                                                          PREDECESSOR
                                                                          -----------
                                             RESTRUCTURING                            CHARGED        RESTRUCTURING
                                              PROVISION AT      RESTRUCTURING         AGAINST        PROVISION AT
                                              DECEMBER 31,        CHARGES(1)          PROVISION      DECEMBER 31,
                                                  1999               2000               2000            2000
                                                  ----               ----               ----            ----
Severance and other employee costs........        5.2                3.0                (4.4)              3.8
Plant closure and business exit costs.....        0.5                3.9                (0.8)              3.6
                                               --------           --------            --------          --------
Total restructuring in accordance with US
    GAAP..................................        5.7                6.9                (5.2)              7.4
95-3 adjustments from Finnish GAAP into
    US GAAP...............................        7.8                0.0                (0.6)              7.2
                                               --------           --------            --------          --------
Total provisions for restructuring in
    accordance with Finnish GAAP .........       13.5                6.9                (5.8)             14.6
                                               ========           ========            ========          ========

                                                                          PREDECESSOR
                                                                          -----------
                                             RESTRUCTURING      RESTRUCTURING     CHARGED AGAINST    RESTRUCTURING
                                              PROVISION AT       CHARGES (2)         PROVISION        PROVISION AT
                                              DECEMBER 31,     JAN 1 - JUNE 7,    JAN 1 - JUNE 7,       JUNE 7,
                                                  2000               2001               2001              2001
                                                  ----               ----               ----              ----
Severance and other employee costs........         3.8               0.2                (0.2)              3.8
Plant closure and business exit costs.....         3.6               0.2                (0.2)              3.6
                                               --------           --------            --------          --------
Total restructuring in accordance with US
    GAAP..................................         7.4               0.4                (0.4)              7.4
95-3 adjustments from Finnish GAAP into
    US GAAP...............................         7.2               1.7                (1.1)              7.8
                                               --------           --------            --------          --------
Total provisions for restructuring in
    accordance with Finnish GAAP..........        14.6               2.1                (1.5)             15.2
                                               ========           ========            ========          ========

                                                                           SUCCESSOR
                                                                           ---------
                                             RESTRUCTURING      RESTRUCTURING     CHARGED AGAINST    RESTRUCTURING
                                              PROVISION AT       CHARGES (3)         PROVISION        PROVISION AT
                                                JUNE 8,        JUNE 8 - DEC 31,     JUNE 8 - DEC      DECEMBER 31,
                                                  2001               2001             31, 2001            2001
                                                  ----               ----             --------            ----
Severance and other employee costs........          0.0              23.8                (4.7)             19.1
Plant closure and business exit costs.....          0.0               7.0                (1.2)              5.8
                                               --------           --------            --------          --------
Total restructuring in accordance with US
    GAAP..................................          0.0              30.8                (5.9)             24.9
95-3 adjustments from Finnish GAAP into
    US GAAP...............................          0.0              29.2                (4.4)             24.8
                                               --------           --------            --------          --------
Total provisions for restructuring in
    accordance with Finnish GAAP..........          0.0              60.0               (10.3)             49.7
                                               ========           ========            ========          ========

                SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY

                                                                           SUCCESSOR
                                             RESTRUCTURING     RESTRUCTURING     CHARGED AGAINST    RESTRUCTURING
                                              PROVISION AT      CHARGES (4)       PROVISION (5)      PROVISION AT
                                              DECEMBER 31,    JAN 1 - DEC 31,    JAN 1 - DEC 31,     DECEMBER 31,
                                                  2001              2002              2002               2002
                                                  ----              ----              ----               ----
Severance and other employee costs........         19.1               4.3              (9.7)              13.7
Plant closure and business exit costs.....          5.8               1.1              (3.1)               3.8
                                               --------           --------            --------          --------
Total restructuring in accordance with US
    GAAP..................................         24.9               5.4             (12.8)              17.5
95-3 adjustments from Finnish GAAP into
    US GAAP...............................         24.8              20.2             (11.9)              33.1
                                               --------           --------            --------          --------
Total provisions for restructuring in
    accordance with Finnish GAAP..........         49.7              25.6             (24.7)              50.6
                                               ========           ========            ========          ========

____________
(1) Includes EUR12.6 million recorded as a purchase accounting adjustment in relation to the Sphinx acquisition in accordance with US GAAP.
(2) Includes EUR0.4 million recorded as a purchase accounting adjustment related to the Twyford acquisition in accordance with US GAAP.
(3) Includes EUR30.8 million recorded as a purchase accounting adjustment related to the Sanitec acquisition in accordance with US GAAP.
(4) Includes EUR4.3 million recorded as a purchase accounting adjustment related to the Sanitec Acquisition in accordance with US GAAP and EUR1.1 million recorded as a restructuring provision in accordance with EITF issue No. 94-3
(5) EITF issue No. 95-3 adjustments include EUR(13.1) million charged to income statement in accordance with US GAAP and EUR1.2 million of unused provisions reversed to Goodwill.

C)   STOCK-BASED COMPENSATION

         The Group does not account for stock-based compensation, as it is not required under Finnish GAAP. Under US GAAP, the Group applies Accounting Principles Bulletin (APB) No. 25, "ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES", and related interpretations in accounting for its plan (see note 20). The plan is considered to be fixed under APB No. 25, as the number of shares issued and the exercise price were known at grant date. No compensation cost was recorded as the exercise price exceeded the market price on grant date.

         The plan was terminated when Sanitec Oy, formerly Pool Acquisition Helsinki Oy acquired the predecessor in 2001 and was concurrently delisted from Helsinki Exchanges.

         The Group's net income and net income per common share would have been reduced to the pro forma amount indicated below, if compensation cost for the Group's stock option plan had been determined based on the fair value at the grant date for awards in accordance with the provisions of SFAS No. 123.

      (IN MILLIONS EXCEPT PER SHARE)              2000
      ------------------------------              ----
Net income:
  As reported under US GAAP............           40.3
Deduct:
  Total stock-based employee                      (2.7)
  compensation, net of tax effects
  Pro forma............................           37.6
Basic and diluted earnings per share:
  As reported under US GAAP............            0.6
  Pro forma............................            0.6

                SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY

         The fair value of the options granted during 2000 is estimated on the date of grant using the Black Scholes option-pricing model. The options were vested at grant date. The weighted-average assumption used and the estimated fair value are as follows:

                                                        2000
                                                        ----
Expected term                                          4 years
Expected stock volatility                              8.53%
Risk-free interest rate                                4.85%
Rate of dividend                                       1.8%
Dividend                                              EUR0.21
Fair value                                            EUR1.6

     Changes in options outstanding were:

                                                                                WEIGHTED-AVERAGE
                                                          SHARES UNDER OPTION    EXERCISE PRICE
                                                          -------------------    --------------
         Outstanding at January 1, 2000                               --               --
         Granted                                               1,700,000              15.92
         Exercised                                                    --               --
         Terminated and expired                                       --               --
                                                             -------------         ------------
         Outstanding at December 31, 2000                      1,700,000              15.92
         Granted                                                      --               --
         Exercised                                                    --               --
         Terminated and expired                                       --               --
                                                             -------------         ------------
         Outstanding at June 7, 2001                           1,700,000              15.92
         Granted                                                      --               --
         Exercised                                                    --               --
         Terminated and Expired                               (1,700,000)             15.92
                                                             -------------         ------------
         Outstanding at December 31, 2001                             --               --
                                                             =============         ============

                SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY

D)       ADDITIONAL BUSINESS COMBINATIONS DISCLOSURES

TRANSITIONAL DISCLOSURE FOR ADOPTION OF SFAS NO. 142

         The following table reconciles previously reported net income as if the provisions of SFAS No. 142 were in effect prior to January 1, 2002:


                                                    PREDECESSOR                              SUCCESSOR
                                                    -----------                              ---------
                                                                               SANITEC OY, FORMERLY POOL ACQUISITION
                                                    SANITEC OYJ                             HELSINKI OY
                                                               PERIOD FROM
                                           YEAR ENDED          JANUARY 1-          PERIOD FROM          YEAR ENDED
                                          DECEMBER 31,           JUNE 7,             JUNE 8 -          DECEMBER 31,
                                              2000                2001          DECEMBER 31, 2001          2002
                                              ----                ----          -----------------          ----
                                                  (AMOUNTS IN MILLIONS OF EURO EXCEPT PER SHARE AMOUNTS)
Reported net income (loss) in
   accordance with US GAAP..........          40.3                  11.8              (36.7)               (63.5)
Add back: Goodwill amortization.....           7.1                   3.5               14.3                 --
Add back: Trademark amortization....           4.1                   2.4                3.2                 --
                                            --------              --------          --------              --------
Adjusted net income (loss) in
   accordance with US GAAP..........          51.5                  17.7              (19.2)               (63.5)

Basic and diluted earnings per share:
Net income in accordance with US
   GAAP.............................           0.6                   0.2
Goodwill amortization...............           0.1                   0.1
Trademark amortization..............           0.1                   0.0
                                            --------              --------
Adjusted net income (loss) in
   accordance with US GAAP..........           0.8                   0.3

                SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY

ACQUIRED INTANGIBLE ASSETS

         The gross carrying amount and accumulated amortization of the purchased intangible assets under US GAAP were as follows:

                                                                                     SUCCESSOR
                                                                                     ---------
                                                                     SANITEC OY, FORMERLY POOL ACQUISITION
                                                                                    HELSINKI OY
                                                                                    -----------
                                                                              AS OF DECEMBER 31, 2002
                                                                              -----------------------
                                                                                     WEIGHTED
                                                                      GROSS           AVERAGE
                                                                     CARRYING      AMORTIZATION      ACCUMULATED
                                                                      AMOUNT          PERIOD        AMORTIZATION
                                                                      ------          ------        ------------
                                                                    (AMOUNTS IN MILLIONS OF EURO EXCEPT WEIGHTED
                                                                       AVERAGE AMORTIZATION PERIOD IN YEARS)
           Amortizing intangible assets:
                  Customer relations..................................  38.6             27               (2.3)
                  Patents and unpatented technology...................  12.4             12               (1.8)
                  Other Assets........................................  35.6              5              (25.3)
                                                                       -----                             ------
           Total......................................................  86.6                             (29.4)
                                                                       =====                             ======
           Nonamortizing intangible assets:
                  Trademarks.......................................... 355.6             --               14.7

         Aggregate amortization expense for amortizing intangible assets for the year ended December 31, 2002 was EUR(5.0) million. Estimated amortization expense for the next five years is EUR(5.0) million in 2003, EUR(4.9) million in 2004, EUR(4.9) million in 2005, EUR(4.8) million in 2006 and EUR(4.6) million in 2007.

                SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY

E)       WARRANTY RESERVES

         The Group's warranty policy provides for coverage of certain products. The Group's policy is to accrue estimated costs of warranty coverage at the date the sale is recorded. The Group establishes its warranty reserves based on historical data or warranty transactions. Components at the reserve for warranty costs for the financial years are as follows:

                                                                                (amounts in millions of Euro)
           Beginning balance at January 1, 2000............................               7.1
                  Additions related to year 2000 sales.....................               3.7
                  Warranty costs incurred in year 2000.....................              (4.1)
                  Adjustments to accruals related to prior year sales......               1.2
                                                                                       ---------

           Ending balance at December 31, 2000.............................               7.9

                  Additions related to January 1 - June 7, 2001 sales......               1.0
                  Warranty costs incurred in January 1 - June 7, 2001......              (1.5)
                  Adjustments to accruals related to prior year sales......               0.3
                                                                                       ---------

           Ending balance at June 7, 2001..................................               7.7

                  Additions related to June 8 - December 31, 2001 sales....               1.4
                  Warranty costs incurred in June 8 - December 31, 2001....              (2.4)
                  Adjustments to accruals related to prior year sales......               0.2
                                                                                       ---------

           Ending balance at December 31, 2001.............................               6.9

                  Additions related to year 2002 sales.....................               3.7
                  Warranty costs incurred in year 2002.....................              (4.7)
                  Adjustments to accruals related to prior year sales......               0.6
                                                                                       ---------

           Ending balance at December 31, 2002.............................               6.5
                                                                                       =========