Form 20-F
period 2003-12-31
SANITEC INTERNATIONAL SA
filed 2004-04-28
CIK 1212491

AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 28, 2004

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

                   For the fiscal year ended December 31, 2003

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

                           YES      X        NO
                                   ---               ---

INDICATE BY CHECK MARK WHICH FINANCIAL STATEMENT ITEM THE REGISTRANT HAS ELECTED TO FOLLOW.

                         ITEM 17            ITEM 18    X
                                   ---                ---

================================================================================

                                TABLE OF CONTENTS

                                                                                                              PAGE
ITEM 1.         IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS............................................1


ITEM 2.         OFFER STATISTICS AND EXPECTED TIMETABLE..........................................................1


ITEM 3.         KEY INFORMATION..................................................................................1

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

ITEM 4.         INFORMATION ON THE COMPANY......................................................................13

         4.A.     History and Development of the Company........................................................13
         4.B.     Business Overview.............................................................................14
         4.C.     Organizational Structure......................................................................27
         4.D.     Property, Plant and Equipment.................................................................29

ITEM 5.         OPERATING AND FINANCIAL REVIEW AND PROSPECTS....................................................31

         5.A.     Operating Results.............................................................................37
         5.B.     Liquidity and Capital Resources...............................................................48
         5.C.     Research and Development......................................................................51
         5.D.     Trend Information.............................................................................51
         5.E.     Off-Balance Sheet Arrangements................................................................52
         5.F.     Tabular Disclosure of Contractual Obligations.................................................52

ITEM 6.         DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES......................................................53

         6.A.     Directors and Senior Management...............................................................53
         6.B.     Compensation..................................................................................57
         6.C.     Board Practices...............................................................................57
         6.D.     Employees.....................................................................................58
         6.E.     Share Ownership...............................................................................58

ITEM 7.         MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS...............................................58

         7.A.     Major Shareholders............................................................................58
         7.B.     Related Party Transactions....................................................................59
         7.C.     Interests of Experts and Counsel..............................................................60

ITEM 8.         FINANCIAL INFORMATION...........................................................................60

         8.A.     Consolidated Statements and Other Financial Information.......................................60
         8.B.     Significant Changes...........................................................................61

ITEM 9.         THE OFFER AND LISTING...........................................................................61

         9.A.     Offer and Listing Details.....................................................................61
         9.B.     Plan of Distribution..........................................................................61
         9.C.     Markets.......................................................................................61
         9.D.     Selling Shareholders..........................................................................61



         9.E.     Dilution......................................................................................61
         9.F.     Expenses of the Issue.........................................................................61

ITEM 10.        ADDITIONAL INFORMATION..........................................................................62

         10.A.    Share Capital.................................................................................62
         10.B.    Memorandum and Articles of Association........................................................62
         10.C.    Material Contracts............................................................................65
         10.D.    Exchange Controls.............................................................................80
         10.E.    Taxation......................................................................................80
         10.F.    Dividends and Paying Agents...................................................................84
         10.G.    Statements by Experts.........................................................................84
         10.H.    Documents on Display..........................................................................84
         10.I.    Subsidiary Information........................................................................84

ITEM 11.        QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK......................................85


ITEM 12.        DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES..........................................87


ITEM 13.        DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.................................................88


ITEM 14.        MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS....................88


ITEM 15.        CONTROLS AND PROCEDURES.........................................................................88


ITEM 16A.       AUDIT COMMITTEE FINANCIAL EXPERT................................................................88


ITEM 16B.       CODE OF ETHICS..................................................................................88


ITEM 16C.       PRINCIPAL ACCOUNTANT FEES AND SERVICES..........................................................88


ITEM 16D.       EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES......................................89


ITEM 16E.       PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS..........................89


ITEM 17.        FINANCIAL STATEMENTS............................................................................90


ITEM 18.        FINANCIAL STATEMENTS............................................................................90


ITEM 19.        EXHIBITS........................................................................................90

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

o        Sanitec Oyj for the period from January 1, 2001 to June 7, 2001;

o Pool Acquisition Netherlands B.V. for the period from June 8, 2001 to December 31, 2001;

o Sanitec International S.A. for the years ended December 31, 2002 and 2003; and

o Sanitec Oy, formerly Pool Acquisition Helsinki Oy, for the period from June 8, 2001 to December 31, 2001 and for the years ended December 31, 2002 and December 31, 2003.

         Each of the above has been audited by KPMG Wideri Oy Ab, independent public accountants, as stated in their reports appearing on pages F-2 and F-86 of this annual report.

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

CURRENCY

         In this annual report:

o "Euro", "EUR" or "EUR" means the single unified currency that was introduced at the start of the Third Stage of the European Economic and Monetary Union on January 1, 1999, pursuant to the Treaty of Rome establishing the European Economic Community, as amended by the Treaty on the European Union, signed in Maastricht on February 7, 1992;

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

                                 EXCHANGE RATES

         The following table sets out, for the periods indicated, certain information concerning the noon buying rates of euro per US dollar. These rates differ from the actual rates used in the preparation of the financial statements and other financial information appearing in this annual report. We make no representation that the euro or US dollar amounts referred to in this annual report could have been or could be converted into US dollars or euros, as the case may be, at any particular rate or at all. On April 26, 2004, the noon buying rate between the euro and the US dollar was EUR0.84 per US$1.00.

                                                      HIGH           LOW              AVERAGE           PERIOD END
                                                      ----           ---              -------           ----------
Year Ended December 31
----------------------
1999                                                   1.00          0.85             0.94(1)             0.99
2000                                                   1.21          0.97             1.09(1)             1.06
2001                                                   1.19          1.05             1.12(1)             1.12
2002                                                   1.17          0.95             1.06(1)             0.95
2003                                                   0.96          0.79             0.89(1)             0.79

Month
-----
October 2003                                           0.86          0.85              --                 0.86
November 2003                                          0.88          0.83              --                 0.83
December 2003                                          0.84          0.79              --                 0.79
January 2004                                           0.81          0.78              --                 0.80
February 2004                                          0.80          0.78              --                 0.80
March 2004                                             0.83          0.80              --                 0.81
April (through April 26, 2004)                         0.85          0.81              --                 0.84

----------
(1) The average of the noon buying rates on the last business day of each month during the relevant period.

                                     PART I

ITEM 1.           IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

         Not applicable.

ITEM 2.           OFFER STATISTICS AND EXPECTED TIMETABLE

         Not applicable.

ITEM 3.           KEY INFORMATION

3.A.     SELECTED FINANCIAL DATA

         The following table presents selected historical financial information derived from the consolidated financial statements of Sanitec Oyj, Pool Acquisition Netherlands B.V. and Sanitec International S.A. audited by independent public accountants and unaudited pro forma consolidated financial information at the dates and for the periods presented. The unaudited pro forma consolidated financial information has been prepared based on the historical financial statements of Sanitec Oyj, Pool Acquisition Netherlands B.V. and Sanitec International adjusted for the following:

o the acquisition of Sanitec Oyj on June 7, 2001 by Pool Acquisition Netherlands B.V.;

o the contribution of the shares of Pool Acquisition Netherlands B.V. to Sanitec International which resulted in Sanitec becoming a wholly-owned subsidiary of Sanitec International; and

o our sale of our 9% senior notes, due May 15, 2012, which we refer to as the notes, that we issued under the indenture, dated May 7, 2002, with The Bank of New York, as trustee, the loan of the gross proceeds from the notes to Sanitec, the use of the proceeds to repay all indebtedness outstanding under the junior credit facility and certain other financing fees and transaction costs.

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

         The pro forma information is presented for illustrative purposes only and does not purport to represent what the actual results of operations would have been if the events set forth above had occurred on the dates set forth above. Our future operating results may differ materially from the pro forma amounts reflected in the pro forma column due to various factors, including changes in operating results.

                                                                                     HISTORICAL
                                                                                     ----------
                                                               PREDECESSOR                                SUCCESSOR
                                                               -----------                                ---------
                                                                            PERIOD FROM     PERIOD FROM
                                                      YEAR ENDED            JANUARY 1 -       JUNE 8 -    YEAR ENDED   YEAR ENDED
                                                      DECEMBER 31,            JUNE 7,      DECEMBER 31,  DECEMBER 31,  DECEMBER 31,
                                                      ------------            -------      ------------  ------------  ------------
                                                  1999(2)       2000           2001            2001          2002          2003
                                                  -------       ----           ----            ----          ----          ----
                                                                           (IN MILLIONS OF EURO, EXCEPT RATIOS)
STATEMENT OF OPERATIONS DATA:
FINNISH GAAP:
    Net sales............................         630.0        877.3           446.9           547.6        985.4         951.1
    Other operating income...............           4.7          6.6             3.1             8.6          7.5           7.9
    Operating expenses
    Costs of products sold--
      materials and consumables..........        (194.9)      (265.0)         (130.3)         (176.4)      (308.8)       (299.1)
    Personnel............................        (167.5)      (268.6)         (137.8)         (166.4)      (299.5)       (283.7)
    Outside services.....................         (63.7)       (80.6)          (42.0)          (52.3)       (94.6)        (88.0)
    Depreciation and amortization........         (34.4)       (50.5)          (25.7)          (51.0)       (95.5)        (92.2)
    Other operating expenses.............         (92.8)      (139.7)          (83.8)          (71.6)      (142.4)       (146.6)
                                                 ------       ------          ------          ------       ------        ------
    Operating profit.....................          81.4         79.5            30.4            38.5         52.1          49.4
    Other income and (expenses):
    Equity in income (loss) of associated
      companies..........................          (0.8)        (3.8)           (0.5)            0.8          0.5           1.9

    Other income and expenses, net.......          (9.3)       (11.4)           (6.7)          (40.8)      (100.4)        (92.8)
                                                 ------       ------          ------          ------       ------        ------
    Income (loss) before income taxes
      and minority interests.............          71.3         64.3            23.2            (1.5)       (47.8)        (41.5)

    Income taxes.........................         (26.6)       (24.9)           (8.5)          (13.2)       (26.4)        (24.6)
    Minority interests...................          (1.3)        (0.2)            --             (0.2)        (0.6)         (0.5)
                                                 ------       ------          ------          ------       ------        ------
    Income (loss) before extraordinary
      items..............................          43.4         39.2            14.7           (14.9)       (74.8)        (66.6)

    Extraordinary items..................          --           --              (1.4)           (2.3)        --           (18.8)
                                                 ------       ------          ------          ------       ------        ------
    Net income (loss)....................          43.4         39.2            13.3           (17.2)       (74.8)        (85.4)
                                                 ======       ======          ======          ======       ======        ======
    Basic and diluted earnings
      (loss) per share(3)................         n/a            0.6             0.2             n/a          n/a          n/a
US GAAP:  Continued operations(8)
    Net sales............................          --          789.2           410.5           494.9        913.3         879.1
    Operating profit.....................          --           67.9            24.1            (3.8)        75.8          82.8
    Income (loss) before extraordinary
      items..............................          --           35.2            10.3           (33.8)       (60.9)        (43.6)
    Net income (loss)....................          --           35.2            10.3           (33.8)       (60.9)        (43.6)
    Basic and diluted earnings
      (loss) per share(3)................         n/a            0.5             0.2             n/a          n/a          n/a
US GAAP:  Discontinued operations(8)
    Net sales............................          --           88.1            36.4            52.7         72.1          72.0
    Operating profit.....................          --            6.3             3.2             0.7          1.5         (15.6)
    Income (loss) before extraordinary
      items..............................          --            5.1             1.5            (2.9)        (2.7)        (17.7)
    Net income (loss)....................          --            5.1             1.5            (2.9)        (2.7)        (17.7)
    Basic and diluted earnings
      (loss) per share(3)................         n/a            0.1            --               n/a          n/a          n/a

CASH FLOW INFORMATION:
    Cash flow from operating activities..          77.8         47.5             9.3            65.0         39.1          66.2
    Cash flow from investing activities..        (151.2)       (12.0)         (159.0)         (955.6)       (58.3)        (23.8)
    Cash flow from financing activities..          76.0        (48.6)          152.9           958.6        (14.1)        (24.7)
    Capital expenditures.................          26.3         44.7            22.0            28.8         63.7          32.0
    Cash interest expenses(4)............          10.0         14.2             8.9            28.8        (68.5)        (58.5)

                                                 PRO FORMA(1)
                                                 ------------


                                                 (UNAUDITED)
                                                 YEAR ENDED
                                                 DECEMBER 31,
                                                -------------
                                                    2001
                                                    ----
                                     (IN MILLIONS OF EURO, EXCEPT RATIOS)
STATEMENT OF OPERATIONS DATA:
FINNISH GAAP:
    Net sales............................          994.5
    Other operating income...............           11.7
    Operating expenses
    Costs of products sold--
      materials and consumables..........         (306.7)
    Personnel............................         (304.2)
    Outside services.....................          (94.3)
    Depreciation and amortization........          (92.1)
    Other operating expenses.............         (155.4)
                                                  ------
    Operating profit.....................           53.5
    Other income and (expenses):
    Equity in income (loss) of associated
      companies..........................            0.3

    Other income and expenses, net.......          (83.2)
                                                  ------
    Income (loss) before income taxes
      and minority interests.............          (29.4)

    Income taxes.........................          (21.5)
    Minority interests...................           (0.2)
                                                  ------
    Income (loss) before extraordinary
      items..............................          (51.1)

    Extraordinary items..................           --
                                                  ------
    Net income (loss)....................           --
                                                  ======
    Basic and diluted earnings
      (loss) per share(3)................          n/a
US GAAP:  Continued operations(8)
    Net sales............................          905.4
    Operating profit.....................           12.5
    Income (loss) before extraordinary
      items..............................          (62.9)
    Net income (loss)....................           --
    Basic and diluted earnings
      (loss) per share(3)................          n/a
US GAAP:  Discontinued operations(8)
    Net sales............................           89.1
    Operating profit.....................            2.4
    Income (loss) before extraordinary
      items..............................           (3.2)
    Net income (loss)....................           --
    Basic and diluted earnings
      (loss) per share(3)................          n/a

CASH FLOW INFORMATION:
    Cash flow from operating activities..           --
    Cash flow from investing activities..           --
    Cash flow from financing activities..           --
    Capital expenditures.................           --
    Cash interest expenses(4)............           --

                                                                              HISTORICAL
                                                                              ----------
                                                           PREDECESSOR                          SUCCESSOR
                                                           -----------                          ---------
                                                                    PERIOD FROM   PERIOD FROM
                                                   YEAR ENDED       JANUARY 1 -     JUNE 8 -    YEAR ENDED    YEAR ENDED
                                                  DECEMBER 31,        JUNE 7,     DECEMBER 31,  DECEMBER 31,  DECEMBER 31,
                                                  ------------        -------     ------------  ------------  ------------
                                               1999(2)      2000       2001          2001          2002          2003
                                               -------      ----       ----          ----          ----          ----
                                                                    (IN MILLIONS OF EURO, EXCEPT RATIOS)
BALANCE SHEET DATA:
FINNISH GAAP:
    Cash and cash equivalents............       30.8        17.7       21.1           68.0         34.6           50.8
    Intangible assets....................      132.3       140.7      196.0          801.2        766.6          695.9
    Total assets.........................      811.0       780.6      995.0        1,590.9      1,501.0        1,408.0
    Total indebtedness...................      403.8       343.4      550.1        1,356.2      1,363.0        1,381.6
    Total indebtedness, excluding PIK and
      shareholder loans..................      407.7       343.4      550.1          984.0        958.0          942.3
    Total net debt(5)....................      193.1       156.4      324.5          696.8        716.0          669.5
    Total shareholders' equity...........      339.5       366.9      375.4          131.9         40.7          (65.6)
    Total PIK and shareholder loans......       --         --          --            372.2        405.0          439.3
US GAAP: (8)
    Intangible assets....................       --         151.3      214.3          759.1        749.0          735.4
    Total assets.........................       --         834.6    1,060.6        1,736.3      1,609.9        1,605.3
    Total indebtedness...................       --         379.3      599.6        1,508.9      1,526.2        1,566.2
    Shareholders' equity.................       --         361.6      369.2          112.0         32.3          (47.5)

OTHER INFORMATION:
    Operating profit.....................       81.4        79.5       30.4           38.5         52.1           49.4
    Depreciation and amortization........       34.4        50.5       25.7           51.0         95.5           92.2
                                               -----       -----      -----          -----        -----          -----
    EBITDA(6)............................      115.8       130.0       56.1           89.5        147.6          141.6
    Selling profit/(loss) of fixed assets       (0.5)       (0.6)      (0.2)          (1.8)         0.5           (1.0)
    Changes in working capital...........        9.0       (20.2)     (36.5)          24.7        (33.5)          (0.8)
                                               -----       -----      -----          -----        -----          -----
    Cash flow from operating activities
      before financial items and taxes...      124.3       109.2       19.4          112.4        114.6          139.8

    Total indebtedness...................      403.8       343.4      550.1        1,356.2      1,363.0        1,381.6
    PIK and shareholder loans............       --          --         --           (372.2)      (405.0)        (439.3)
                                               -----       -----      -----          -----        -----          -----
    Total indebtedness excluding PIK and
      shareholder loans..................      403.8       343.4      550.1          984.0        958.0          942.3
    Non-interest bearing liabilities.....     (179.9)     (169.3)    (204.5)        (219.2)      (207.4)        (222.0)
    Cash and cash equivalents............      (30.8)      (17.7)     (21.1)         (68.0)       (34.6)         (50.8)
                                               -----       -----      -----          -----        -----          -----
    Total net debt(5)....................      193.1       156.4      324.5          696.8        716.0          669.5

    Ratio of earnings to fixed charges(7)        6.5x        4.6x       3.1x           1.0x       (48.3)         (43.2)
    Ratio of EBITDA to cash interest
      expenses(6)........................       11.6x        9.2x       6.3x           3.1x        2.2x            2.4x
    Ratio of total net debt to EBITDA(6).        1.7x        1.2x      --             --            4.9x           4.7x

                                             PRO FORMA(1)
                                             ------------


                                             (UNAUDITED)
                                             YEAR ENDED
                                             DECEMBER 31,
                                             ------------
                                                2001
                                                ----
                                 (IN MILLIONS OF EURO, EXCEPT RATIOS)
BALANCE SHEET DATA:
FINNISH GAAP:
    Cash and cash equivalents............       --
    Intangible assets....................       --
    Total assets.........................       --
    Total indebtedness...................       --
    Total indebtedness, excluding PIK and
      shareholder loans..................       --
    Total net debt(5)....................       --
    Total shareholders' equity...........       --
    Total PIK and shareholder loans......       --
US GAAP: (8)
    Intangible assets....................       --
    Total assets.........................       --
    Total indebtedness...................       --
    Shareholders' equity.................       --

OTHER INFORMATION:
    Operating profit.....................      53.5
    Depreciation and amortization........      92.1
                                              -----
    EBITDA(6)............................     145.6
    Selling profit/(loss) of fixed assets      --
    Changes in working capital...........      --
                                              -----
    Cash flow from operating activities
      before financial items and taxes...      --

    Total indebtedness...................      --
    PIK and shareholder loans............      --
                                              -----
    Total indebtedness excluding PIK and
      shareholder loans..................      --
    Non-interest bearing liabilities.....      --
                                              -----
    Cash and cash equivalents............      --
    Total net debt(5)....................      --

    Ratio of earnings to fixed charges(7)     (29.7)
    Ratio of EBITDA to cash interest
      expenses(6)........................       2.6x
    Ratio of total net debt to EBITDA(6).       --

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

(3) We have not provided this earning (loss) information for periods after June 7, 2001, since the Successor/Issuer ceased to have publicly traded equity securities at that time.

(4) We define cash interest expenses as interest expenses less accrued interest related to the PIK loan and the shareholder loan.

(5) We define total net debt as the total of long term debt including current installments and current debt, less cash and cash equivalents. Subordinated indebtedness (PIK loan and shareholder loan) is excluded.

      By excluding subordinated indebtedness not subject to cash interest expenses and principal amortizations and by including cash and cash equivalents, we have presented total net debt in order to allow for additional understanding of our net indebtedness subject to cash interest expenses and debt service obligations.

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

(7) Ratio of earnings to fixed charges is computed by dividing our income before income tax expenses, minority interests, equity method earnings (losses) and fixed charges by our fixed charges, all under Finnish GAAP. Our fixed charges consist of interest expensed and capitalized, amortization of capitalized interests and amortization of deferred financing costs plus one-third of rental expenses which we estimate to be the portion attributable to interest. For the year ended December 31, 2001, on a pro forma basis, for the year ended December 31, 2002 and for the year ended December 31, 2003 the ratio of earnings to fixed charges was less than 1.0x. Sanitec International would have been required to generate additional earnings of EUR29.7 million, EUR48.3 million and EUR43.2 million, respectively, to be able to cover its fixed charges during the period. For the periods that the ratio of earnings to fixed charges was less than 1.0x, the difference between earnings and fixed charges is indicated.

(8) In accordance with US GAAP, we have regarded our vacuum sewage systems segment operations as discontinued operations as of December 31, 2003, and we have restated the financial statement information for all financial periods presented.


3.B.     CAPITALIZATION AND INDEBTEDNESS

         Not applicable.

3.C.     REASONS FOR THE OFFER AND USE OF PROCEEDS

         Not applicable.

3.D.     RISK FACTORS

OUR SUBSTANTIAL LEVERAGE AND DEBT SERVICE OBLIGATIONS COULD AFFECT OUR BUSINESS ADVERSELY.

         We are highly leveraged. As of December 31, 2003, we had total debt of EUR720.3 million, excluding the shareholder loan of EUR358.5 million and the PIK loan of EUR80.8 million, of which EUR457.0 million was effectively senior to our notes. For the year ended December 31, 2003 our ratio of earnings to fixed charges was less than 1.0x. We would have been required to generate additional earnings of EUR43.2 million to be able to cover our fixed charges during this period.

         We estimate our annual debt service, including interest payments, loan capital repayments and the impact of interest rate swaps and options will be approximately EUR87.7 million, EUR96.7 million, EUR102.5 million and EUR104.3 million for 2004, 2005, 2006 and 2007, respectively. Assuming our average interest rates increased by 1%, our debt service would increase approximately by EUR0.6 million, EUR0.9 million, EUR1.5 million and EUR2.8 million for the above financial years, respectively.

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

         We may be able to incur substantial additional debt in the future. The terms of the senior credit facility and the indenture governing the notes restrict, but do not fully prohibit, us from incurring additional indebtedness. In particular, the indenture specifically permits us to borrow the full EUR50 million available to us under the revolving facility under the senior credit facility. In addition, certain of our other subsidiaries had, as of December 31, 2003, approximately EUR3.3 million available under their respective undrawn credit facilities which could result in greater indebtedness. If new debt is added to our consolidated debt described above, the related risks which we now face could intensify. Our failure to comply with those covenants restricting our ability to incur additional debt could result in an event of default, which, if not cured or waived, could also have a material adverse effect on our business, financial condition and results of operations.

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

         In the event of any bankruptcy, insolvency, liquidation, winding-up, reorganization or other similar proceeding relating to Sanitec, our note holders' right to participate in a distribution of Sanitec's assets, based on our claims under the notes on-loan, is expressly subordinated to the claims of the lenders under the senior credit facility. In the event of any bankruptcy, insolvency, liquidation, winding up, reorganization or other similar proceeding relating to a subsidiary other than Sanitec, our note holders' right to participate in a distribution of the assets of that subsidiary based on any claim we may have as a shareholder is subordinate to the right of that subsidiary's creditors, including trade creditors and preferred shareholders, if any. Any direct claim that we may have against any of our subsidiaries, including claims under the notes on-loan, may be further limited or excluded by operation of law. See Item 10.C. "Material Contracts".

         Except for Sanitec's obligations under the notes on-loan, none of our direct or indirect subsidiaries has any obligations, contingent or otherwise, to pay amounts due under the notes or to make funds available for these payments, whether in the form of loans, dividends, distributions or otherwise. Sanitec will have to rely primarily upon the payment of fees and dividends from its subsidiaries to pay amounts owed to us under the notes on-loan.

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

WE ARE SUBJECT TO RESTRICTIVE DEBT COVENANTS.

         The indenture governing the notes contains provisions which, among other things, may restrict our ability and the ability of our subsidiaries to do any of the following:

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

         In addition, our subsidiaries are subject to restrictive covenants contained in the senior credit facility which, among other things, restrict their ability to make any payments to us in order to enable us to pay any principal of the notes while debt under the senior credit facility is outstanding. The senior credit facility also requires us to maintain specified financial ratios and satisfy financial condition tests, which become more restrictive over the life of the senior credit facility. Our ability to meet these financial ratios and financial condition tests can be affected by events beyond our control, and, therefore, we may not be able to meet them. A breach of any of those covenants, ratios, tests or restrictions could result in an event of default under the senior credit facility. Upon the occurrence of any event of default under the senior credit facility, the lenders under the senior credit facility could elect to declare all amounts outstanding under the senior credit facility, together with accrued interest, to be immediately due and payable. If we were unable to repay those amounts, the lenders under the senior credit facility could proceed against the collateral granted to them to secure repayment of those amounts. If the lenders under the senior credit facility accelerate the payment of those amounts, our assets may be insufficient to repay in full those amounts and may be insufficient to enable us to repay the notes in full or in part.

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

WE MAY NOT BE ABLE TO INTEGRATE OUR SPHINX AND TWYFORD BUSINESSES SUCCESSFULLY.

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

A LARGE PART OF OUR FINANCIAL PERFORMANCE IS DEPENDENT UPON A HEALTHY EUROPEAN ECONOMY.

         In 2003, we derived 84.9% of our sales from our core European markets. Our largest single market, France, accounted for 15.5% of total sales. Our next two largest markets, Germany and the United Kingdom, accounted for 14.7% and 11.0% of total sales, respectively. As a result, our business is substantially affected by general economic conditions in Germany and the rest of Europe, including fluctuations in gross domestic product, interest rates, market demand, labor costs and other factors beyond our control. The demand for our products is directly affected by such fluctuations. A decrease in the demand for our products of 5% in France, Germany or the United Kingdom would decrease our total sales by 0.7%, 0.7% and 0.5%, respectively. A 5% decrease in all our core European markets would decrease our total sales by 4.2%. Events having an adverse effect on the bathroom products industry may occur or continue, such as a downturn in any of our core European markets, or the European or world economies, unfavorable currency fluctuations or a further slow down in the construction industry. In 2002, approximately 30% of our annual sales were attributable to the new construction segment of the bathroom products industry, while the remainder was attributable to the replacement, maintenance and improvement segment of the bathroom products industry. Stagnation in new construction or a general recession in any of our core European markets could affect our sales and profitability adversely. Moreover, such factors could be exacerbated by any further deterioration of economic conditions resulting from the conflict in Iraq and from any other ensuing governmental, political or military actions. These and any similar events could have a further impact on our sales, profitability, supply chain, production capacity and ability to deliver products and services.

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

OUR SUBSTANTIAL AMOUNT OF GOODWILL COULD AFFECT OUR OPERATING RESULTS AND OUR NET WORTH ADVERSELY.

         As a result of the acquisition of Sanitec, we recognized a substantial amount of goodwill under Finnish GAAP. Since the acquisition, our consolidated earnings are affected by charges for amortization of goodwill. Our goodwill as of December 31, 2002 and December 31, 2003 was EUR721.5 million and

EUR655.5 million respectively. We currently amortize goodwill over a period of 15 to 20 years. We amortize approximately EUR43 million of goodwill annually. If we were to write-off all or a part of our goodwill, or if we were to adjust our amortization period, our operating results and net worth could be adversely affected. For the year ended December 31, 2003, we recorded an impairment of EUR18.8 million to goodwill in connection with the sale of our vacuum sewage systems operations which we operated under our Evac brand, and which sale we completed on April 14, 2004, see Item 4.A. "History and Development of the Company".

CHANGES IN FOREIGN EXCHANGE RATES COULD HAVE ADVERSE EFFECTS ON OUR OPERATIONS, AND OUR HEDGING EFFORTS MAY NOT SUCCEED IN MITIGATING THE EFFECTS OF THESE CHANGES.

         In 2003, approximately 40% of our net sales were denominated in currencies other than Euro. The percentage of our revenues derived from these countries may increase in the future. In the future, we may acquire interests in entities which operate in countries where the export or conversion of currency is restricted. Changes in foreign currency exchange rates can affect our ability to sell our products at satisfactory prices, can reduce the value of our assets and revenues and can increase our liabilities and costs. Even if foreign currency revenues substantially offset expenses in the same currency, profits may be diminished when reported in Euro. See Item 11 "Quantitative and Qualitative Disclosures About Market Risk".

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

ITEM 4.           INFORMATION ON THE COMPANY

4.A.     HISTORY AND DEVELOPMENT OF THE COMPANY

         Our development into Europe's leading manufacturer of bathroom products has been the combined result of organic growth and strategic acquisitions. Prior to 1991, we were mainly active in Finland, Sweden and Norway. We expanded our presence in bathroom ceramics in Europe through the acquisitions of leading manufacturers in France and Germany in 1991, Poland and Italy in 1993, the Benelux countries in 1999 and the United Kingdom in 2001. We strengthened our presence in bath and shower products in Europe through the acquisitions of leading manufacturers in France in 1993, Poland and Italy in 1995 and Germany in 1999. As a result, we have an extensive product range covering the low-, middle and high-end price segments of the bathroom products industry. From fiscal years 1991 to 2003, sales of our bathroom products increased from approximately EUR305 million to EUR879 million. We estimate organic growth for the same period was approximately 5% per year on average.

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

         Sanitec International is a wholly-owned subsidiary of Sanitec International AG. Sanitec International was a dormant company, incorporated on May 8, 2001, and was activated to issue the notes. After the issue of the notes, as part of our corporate reorganization, Pool Acquisition S.A., our ultimate parent company, and the holders of the other approximately 6.7% of Sanitec International's shares contributed their shares in Sanitec International to Sanitec International AG, at that time a wholly-owned subsidiary of Pool Acquisition S.A., in exchange for newly issued shares in Sanitec International AG, resulting in Sanitec International becoming a wholly-owned subsidiary of Sanitec International AG. Sanitec International AG is a 93.3%-owned subsidiary of Pool Acquisition S.A. Other shareholders, including the BC funds, hold the remaining approximately 6.7% of the shares in Sanitec International AG. During the first half of 2003, certain members of senior management of the Sanitec group acquired from the BC funds approximately 4.9% of the shares in Sanitec International AG. See note 23 l) to our consolidated financial statements.

         On April 14, 2004 we sold our vacuum sewage systems business, which sells products under the Evac brand, to the Zodiac group of France, which also owns Monogram systems, a former competitor of Evac. We sold Evac in order to focus on our bathroom products core business. The enterprise value of the sale was EUR60.0 million. We made a EUR46.4 million repayment on our Term A2 senior credit facility out of the EUR59.5 million net proceeds of the sale on April 21, 2004. After the repayment, the senior credit facility balance outstanding was EUR412.2 million. In connection with the closing of the sale transaction, an amount of EUR3.5 million was deposited in an escrow account, which subsequently also will be used for prepayment of our senior credit facility when released.

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

         On the basis of manufacturers' sale prices, we estimate that the value of the bathroom products industry in Europe was approximately EUR5.8 billion in 2002 (the most recent year for which this information is available) with bathroom ceramics accounting for approximately EUR2.3 billion and bath and shower products accounting for approximately EUR3.5 billion.

MARKET OVERVIEW

BATHROOM CERAMICS

         From 1997 to 2002, on the basis of manufacturers' sales prices, we estimate that the bathroom ceramics segment in Europe has grown by 3.1% per year on average. Each market in Europe has its own standards in design, plumbing and installation. This differentiation has contributed to the development of a limited number of local well-known brands in each of those national markets. Competition principally occurs on the national level.

         Over the past ten years, there has been significant consolidation in the bathroom ceramics segment in Europe. As a result, the bathroom ceramics segment in Europe is fairly concentrated with the top five manufacturers accounting for, according to our estimates, approximately 71% of sales, by value, in 2002. The top five manufacturers of bathroom ceramics are multinational, although in certain markets, some local and national manufacturers do exist. There are now significant barriers to entry as the top five manufacturers of bathroom ceramics typically own the leading national brands and have well-established production and distribution networks in each national market.

BATH AND SHOWER PRODUCTS

         From 1997 to 2002, on the basis of manufacturers' sales prices, we estimate that the bath and shower products segment in Europe has grown by 7.6% per year on average. The bath and shower products segment in Europe is less mature and more fragmented than the bathroom ceramics segment. The top five manufacturers account for, according to our estimates, only approximately 27.5% of sales, by value, in 2002, with the remainder produced by local and national manufacturers. Unlike the bathroom ceramics segment, bath and shower products brands do not have such a high market share because, until recently, there have been no manufacturers with a portfolio of leading well-known brands and a well-established distribution network.

FACTORS INFLUENCING DEMAND

         We believe that there are two main types of activity which generate demand for bathroom products in Europe: renovation, maintenance and improvement, or RMI, and new construction. We estimate that in 2002 the demand for bathroom products in Europe across these types of activity, by volume, was broken down as follows:



[GRAPHIC OMITTED]

         We do not believe that there has been any significant change in demand since 2002.

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

         Generally, distribution for bathroom products in a local European market is as set out in the following diagram:

                               [GRAPHIC OMITTED]


         Distribution through the DIY market varies significantly among different markets. We estimate that the percentage of distribution through DIY can be as high as 30% in markets such as the United Kingdom, Germany and France and as low as 1% to 3% in markets such as Italy and Scandinavia. In some markets, distribution through DIY appears to be growing, but we believe that, in the largest markets, the United Kingdom, Germany and France, the rate of growth has stabilized.

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

                                  OUR BUSINESS

OVERVIEW

         We believe, based on market data collected from our business units and information obtained from Consult GB, that we are the European leader in the manufacture of both bathroom ceramics and bath and shower products. We manufacture and market an extensive range of branded bathroom products covering the low-, middle and high-end price segments of the bathroom products industry. Our bathroom products consist of bathroom ceramics, such as toilets, wash basins and urinals, and bath and shower products, such as bathtubs, shower enclosures and trays, and whirlpools. We sell our bathroom products principally to wholesalers who sell them to installers, plumbers and retailers, who, in turn, sell them to private residential and commercial end-users.

         Our core European markets are Germany, France, Scandinavia, Finland, the Benelux countries, Poland, Italy and the United Kingdom where we estimate that we had the following market share, by value, in 2002 (the most recent year for which this information was available):

                                             BATHROOM CERAMICS                         BATH AND SHOWER PRODUCTS
                                             -----------------                         ------------------------
                               SANITEC                    NEAREST COMPETITOR                   SANITEC
                               -------                    ------------------                   -------
                          MARKET     MARKET                                 MARKET        MARKET     MARKET
COUNTRY                 SHARE (%)     POSITION          COMPANY           SHARE (%)     SHARE (%)     POSITION
-------                 ---------     --------          -------           ---------     ---------     --------
Germany............        28.0           1               Roca                24.9          5.4          5
France.............        32.9           1        American Standard          15.8         13.3          1
Norway.............        72.4           1         Villeroy & Boch           21.9         53.9          1
Sweden.............        59.9           1         Villeroy & Boch           32.7         29.8          1
Denmark............        73.8           1         Villeroy & Boch           21.9         23.1          1
Finland............        76.6           1         Villeroy & Boch           16.6         16.8          1
Benelux............        58.1           1         Villeroy & Boch           18.6          6.5          5
Poland.............        41.3           1             Cersanit              30.7         22.5          1
Italy..............        11.5           2        American Standard          49.4          7.5          5
United Kingdom.....        29.4           2        American Standard          32.2          2.2         15
EUROPE.............        23.9           1        AMERICAN STANDARD          17.9          7.4          1

         We operate our bathroom ceramics, and bath and shower products businesses through eight regional sales areas. Our brand portfolio includes many of the oldest and most well-known European brands in the bathroom products industry. Our principal brands are Keramag and Koralle in Germany; Allia, Selles and Leda in France; Ifoe, Ido and Porsgrund in Scandinavia; Ido in Finland; Sphinx in the Benelux countries; Kolo in Poland; Albatros, Revita and Pozzi-Ginori in Italy; and Twyford, Doulton and Royal Doulton in the United Kingdom.

         We have an extensive production network including 16 bathroom ceramics production facilities, 13 bath and shower products production facilities and one facility for manufacturing other bathroom products as of December 31, 2003. In 2003, we manufactured approximately 13.0 million bathroom ceramics pieces. Globally, we have approximately 7,900 employees.

         We believe that, until April 14, 2004, when we sold our vacuum sewage business, we were the world's leading supplier of vacuum sewage systems. We designed and assembled vacuum sewage systems at five production facilities. We mainly sold these vacuum sewage systems directly to aircraft, marine vessel and train manufacturers and operators under the Evac brand.

         In 2003, our sales amounted to EUR951.1 million; our operating profit was EUR49.4 million, and our EBITDA was EUR141.6 million. Refer to Item 3.A "Selected Financial Data", note 6, for further information and a reconciliation of EBITDA. A breakdown of our net sales for 2003, by geographical area and product segment, is set out in the following charts:





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

HIGH-QUALITY AND LOW-COST PRODUCTION NETWORK FOR BATHROOM CERAMICS

         We believe that we operate the largest production network in Europe with the following advantages:

o WELL-INVESTED LARGE-SCALE PRODUCTION FACILITIES: Over the past five years, we estimate that we have consistently invested approximately 4% to 5% of bathroom ceramics net sales in our bathroom ceramics production network. Approximately half of this investment was used to maintain our production network and the remainder was used to increase the level of automation. Generally, production costs decrease with an increase in production facility size. For less complex, high-volume products, production costs are optimized in production facilities with capacity of around one million pieces per year. We operate nine such production facilities, which is more than any of our competitors in Europe. We are also able to transfer our diverse production know-how across our 16 production facilities which allows each production facility, and the Sanitec group as a whole, to benefit from operational improvements, resulting in lower costs.

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

CASH FLOW STABILITY

         Our core European markets comprise of 12 countries, with no single country accounting for more than 15.5% of our net sales in 2003. Similarly, our top ten customers accounted for approximately 33.9%, with no single customer accounting for more than approximately 6.8%, of our net sales in 2003. In addition, we also have a complete range of both bathroom ceramics and bath and shower products covering the low-, middle and high-end price segments. We believe that this operating diversity enhances our cash flow stability by reducing our dependence on any particular geographic region, market, customer or product. In addition, we estimate that approximately 70% of our net sales in 2002 were to the more stable renovation, maintenance and improvement segment of the bathroom products industry.

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

         The BC funds, who collectively are the principal shareholders in Pool Acquisition S.A., the ultimate parent company of Sanitec International, are leaders in acquiring and developing European businesses in partnership with management and have invested in 55 acquisitions with a total value of approximately EUR31 billion since 1986. The BC funds are also the principal shareholders in GROHE Aktiengesellschaft.

                                BUSINESS STRATEGY

FURTHER REDUCE PRODUCTION COSTS FOR BATHROOM CERAMICS

         We believe that there are significant opportunities to optimize production and further reduce costs for bathroom ceramics. In October 2001, we changed our organizational structure to manage bathroom ceramics production on a group-wide basis. We believe that this change will allow us to exploit economies of scale, achieve more stable capacity utilization across our production network and reduce costs. Following an extensive review of our production network, we are implementing the following specific initiatives:

o REALLOCATION OF PRODUCTION TO LOW-COST COUNTRIES: We intend to reallocate production of approximately 1.6 million pieces to our facilities in Portugal and Poland, which are low cost production countries, and to our low cost outsourcing partners in Egypt, Thailand, Turkey, India and China. We plan to allocate approximately 1.2 million pieces to our outsourcing partners and transfer the remaining 0.4 million pieces to our own low cost factories. In 2002 we closed one facility in Wallhausen, Germany with a capacity of approximately 0.2 million pieces as well as a facility in Stoke-on-Trent in the United Kingdom with an approximate capacity of less than 50,000 pieces. In 2003 we closed an additional facility in Queenborough in the United Kingdom with an approximate capacity of 1.0 million pieces and, at the end of 2003, a facility in Warneton, Belgium, with a capacity of approximately 0.5 million pieces. In March 2004, we announced a plan to close a facility in Nitra, the Slovak Republic, with a capacity of approximately 0.3 million pieces.

o PRODUCTION FACILITY INVESTMENTS: We have identified three production facilities where we believe we can increase productivity and reduce costs by investing in automated high-pressure casting and glazing technology. Each of these three production facilities has an annual production capacity in excess of 1.0 million pieces.

FURTHER EXPLOIT CROSS-SELLING OPPORTUNITIES IN BATH AND SHOWER PRODUCTS

         Between 1997 and 2002, we estimate that the bath and shower products segment in Europe grew by 7.6% per year on average. We estimate that our net sales of bath and shower products over the same period have grown organically by approximately 20% per year on average. As the only manufacturer of bath and shower products with strong bathroom ceramics brands in all of our core European markets, we see the potential to continue to outgrow the bath and shower products segment by leveraging our brand portfolio, distribution network and sales force for bathroom ceramics.

INTEGRATE PURCHASING

         We have identified eight purchasing categories, which together accounted for over EUR150 million in raw material costs in 2001. For these categories, we plan to coordinate and aggregate purchases on a group-wide basis, reduce the number of our suppliers and engage in strategic partnerships with a select group of key suppliers to reduce costs. We have engaged external purchasing consultants to support this strategic purchasing initiative. In 2003, our success in this initiative was primarily in glass, acrylic and aluminum purchases.

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

REDUCE COMPLEXITY OF PRODUCT PORTFOLIO

         In 2001 we produced over 2,300 different bathroom ceramics models. Since 2001 we have reduced the number of models by approximately 9% and, we believe that we can reduce the number of models further by eliminating less profitable, slow-selling models resulting in reduced costs and lower inventory levels. We plan to further reduce the number of models through standardization, where appropriate. Similarly, we intend to streamline our extensive range of bath and shower products. We intend to carry out the measures gradually in connection with our normal annual marketing and production planning processes. Therefore, we do not anticipate any major costs as a result of these actions.

EXPLOIT ADDITIONAL INTEGRATION OPPORTUNITIES

         We intend to exploit additional integration opportunities in logistics, product development and brand portfolio management, and to reduce marketing, general and administration expenses. We plan to reduce the number of providers of logistics services resulting in reduced logistics costs and fully utilize the product development know-how within each of our local business units through a more integrated approach to product development. We have also commenced a review of our brand positioning in each country to identify overlaps and other areas for improvement in our brand portfolio. We intend to continue to reduce marketing, general and administration expenses. In 2003, we significantly reduced these expenses due to, among other things, the integration of the German bathroom ceramics and bath and shower products administration functions. To encourage our local business units to maximize these additional integration opportunities, we have linked part of the compensation for the managing directors of each of our local business units to the Sanitec group's profitability.

                               PRODUCTS AND BRANDS

Our net sales in 2003 by product segment are set out in the following table:


                                                            NET SALES                  PERCENTAGE OF
PRODUCT SEGMENT                                       (IN MILLIONS OF EURO)              NET SALES
---------------                                       ---------------------              ---------
Bathroom ceramics..............................                605.7                         63.7
Bath and shower products.......................                273.4                         28.7
Vacuum sewage systems..........................                 72.0                          7.6
Total..........................................                951.1                        100.0

BATHROOM CERAMICS

         Our bathroom ceramics product range includes toilets, wash basins, urinals, bidets, vanity tops, pedestals, ceramic shower trays and other ceramic bathroom accessories. The largest markets in which we operate, in terms of our net sales, are Germany, France, Scandinavia, the United Kingdom, the Benelux countries, Italy, Poland and Finland. We market our bathroom ceramics under the Keramag,

Allia, Selles, Ifoe, Porsgrund, Twyford, Doulton and Royal Doulton, Sphinx, Pozzi-Ginori, Kolo and Ido brands.

BATH AND SHOWER PRODUCTS

         Our bath and shower product range includes acrylic and steel bathtubs, showers, including shower enclosures, cubicles and trays and more sophisticated shower systems with features such as jets and steam, and whirlpools and spas. We sell our bath and shower products in the same geographic markets in which we sell our bathroom ceramics. Shower enclosures and shower trays accounted for approximately 54.1% of our bath and shower products net sales in 2003 and are sold as high-end products under the Koralle and Sphinx brands and as middle market products under the Allia, Leda, Ido and Ifoe brands. Bathtubs accounted for approximately 18.3% of our bath and shower products net sales in 2003 We sell bathtubs under the Keramag, Koralle, Allia, Sphinx, Kolo, Ifoe, Albatros and Revita brands. Shower systems, whirlpools and spas accounted for approximately 21.9% of our bath and shower products net sales in 2003. We sell shower systems under the Keramag, Albatros, Revita and Scandispa brands.

VACUUM SEWAGE SYSTEMS

         Until April 14, 2004, we marketed and sold our vacuum sewage systems worldwide under the Evac brand. Until that date, we designed and assembled vacuum sewage systems at five production facilities and mainly sold them directly to aircraft, marine vessel and train manufacturers and operators.

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

         Our wholesaler customer base for bathroom products is fairly fragmented. In 2003, our top ten customers, who are all wholesalers, accounted for approximately 33.9% of our net sales, and our largest customer accounted for approximately 6.8%. We believe there is a trend towards consolidation of our wholesaler customer base. This consolidation is subject to regional variations with some of our core European markets showing faster consolidation than others.

         Until we sold our vacuum sewage business on April 14, 2004, we distributed vacuum sewage systems primarily on a project by project basis to individual customers who are manufacturers and operators in the marine, aviation, train and building sectors and who we approach directly or through local agents or distributors.

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

         We sell our bathroom products under our strong local brands through our local sales forces, which number more than 730 employees. These local sales forces provide in-depth local market knowledge and management expertise. We recently merged our German bathroom ceramics and bath and shower products sales forces to support our strategy of exploiting cross-selling opportunities for bath and shower products through our bathroom ceramics brands.

         Our sales and marketing expenses for the years 2003, 2002 and 2001 were EUR120.6 million, EUR134.5 million and EUR135.8 million, respectively.

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

VACUUM SEWAGE

         The production process for our vacuum sewage business, which we sold on April 14, 2004, involved design and assembly, and we outsourced the production of the necessary component parts.

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

                                   COMPETITION

         Our main competitors in the bathroom ceramics and bath and shower products segments in 2002 (the most recent year for which this statistical information is available) are set out, together with our estimate of their respective market shares, in the following tables. We do not believe that there has been any significant change in relative market share since 2002.

                                             BATHROOM CERAMICS
                                             -----------------
                                                                                              MARKET SHARE
COMPANY                                                                                        (BY VALUE)
-------                                                                                        ----------
Sanitec..................................................................                         24%
American Standard........................................................                         18%
Roca Laufen..............................................................                         17%
Villeroy & Boch..........................................................                          9%
Eczacibasi...............................................................                          3%

                                        BATH AND SHOWER PRODUCTS
                                        ------------------------
                                                                                             MARKET SHARE
COMPANY                                                                                       (BY VALUE)
-------                                                                                       ----------
Sanitec..................................................................                         7%
U.S. Industries..........................................................                         6%
Masco....................................................................                         5%
Novellini................................................................                         4%
Hoesch...................................................................                         4%

         In the vacuum sewage systems segment, in which we are no longer active as of April 14, 2004, we competed on a global basis with a limited number of competitors. We operated in all four sectors of the vacuum sewage systems market while each of our former competitors operate in only one or two of the four sectors. The main competitors of Evac in this segment include Jets Vacuum A.S. in Norway in the marine sector, AOA Apparatebau Gauting GmbH in Germany in the aviation sector and Semco A/S in Denmark in the train sector. Monogram Systems in the United States is no longer a competitor of Evac as Monogram is part of the French Zodiac Group which purchased the Evac vacuum sewage business from us.

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


                                [GRAPHIC OMITTED

         The following is a list of the major subsidiaries, associated companies and other shareholdings of Sanitec International as of April 28, 2004.

                                                                                        COUNTRY OF         OWNERSHIP
SUBSIDIARIES                                                                           INCORPORATION       INTEREST
------------                                                                           -------------       --------
Sanitec Oy....................................................................         Finland                100.0
Pool Sub-Financing Helsinki Oy................................................         Finland                100.0
Pool Financing Helsinki Oy....................................................         Finland                100.0
Ido Bathroom Ltd..............................................................         Finland                100.0
Ido Baderom A/S...............................................................         Norway                 100.0
Porsgrund Oy..................................................................         Finland                100.0
Ido Badrum AB.................................................................         Sweden                 100.0
Porsgrund Bad A/S.............................................................         Norway                 100.0
Ifoe Sanitar AB...............................................................         Sweden                 100.0
Fastighets AB Pressarna.......................................................         Sweden                 100.0
Ifoe Sanitar A/S..............................................................         Norway                 100.0
Scandi-aqualine A/S...........................................................         Denmark                100.0
Ifoe Sanitar Eesti AS.........................................................         Estonia                100.0
Allia International S.A.......................................................         France                 100.0
Allia Holding GmbH............................................................         Germany                100.0
Allia S.A.S...................................................................         France                 100.0
Polyroc S.A.S.................................................................         France                 100.0
Omnium de Distribution Sanitaires S.A.S.......................................         France                 100.0
Omnium de Distribution Sanitaires Sp. z o.o...................................         Poland                 100.0
Leda S.A.S....................................................................         France                 100.0
Leda Production S.A.S.........................................................         France                 100.0
Koralle S.a.r.l...............................................................         France                 100.0
Produits Ceramiques de Touraine S.A...........................................         France                 100.0
S.N.B. Manufacture S.A.R.L....................................................         France                 100.0
Koninklijke Sphinx B.V........................................................         The Netherlands        100.0
Sanitair Techniek Rosmalen B.V................................................         The Netherlands        100.0
Warneton Industrie S.A........................................................         Belgium                100.0
Sanker Spol. S.r.o............................................................         Slovakia               100.0
Sphinx Gustavsberg Wroclaw Sp. z o.o..........................................         Poland                  80.4
Deutsche Sphinx Beteiligungen GmbH............................................         Germany                100.0
Sphinx International B.V......................................................         The Netherlands        100.0
Baduscho Dusch- und Badeeinrichtungen Produktions- und Vertriebsgesellschaft m.b.H.    Austria                100.0
Bekon Koralle AG..............................................................         Switzerland            100.0
Koralle Sp. z o.o.............................................................         Poland                 100.0
Sphinx Bathrooms Belgium N.V..................................................         Belgium                100.0
Koralle International GmbH....................................................         Germany                 94.8
Deutsche Sphinx Sanitar GmbH..................................................         Germany                100.0
Koralle Sanitarprodukte GmbH..................................................         Germany                100.0
Servico Gesellschaft fur Sanitartechnik GmbH..................................         Germany                100.0
Ceravid GmbH.................................................................          Germany                100.0
Keramag Keramische Werke AG...................................................         Germany                 95.0
Keramag Keramische Werke Haldensleben GmbH....................................         Germany                 95.0
Varicor S.A...................................................................         France                  95.0
Keramag Vertriebs Holding GmbH................................................         Germany                 95.0
Eurocer Industria de Sanitarios S.A...........................................         Portugal               100.0
Kerallia Productos Sanitarios Lda.............................................         Portugal               100.0
Laminex Sp. z o.o.............................................................         Poland                  99.5
Sanitec Kolo Sp. z o.o. ......................................................         Poland                  99.5
Scan Aqua Sp. z o.o. .........................................................         Poland                  99.8
Sugarlop B.V..................................................................         The Netherlands        100.0
Sanitec Leasing AB............................................................         Sweden                 100.0
Domino Italia S.p.A...........................................................         Italy                  100.0
Sanitec Italia S.p.A. ........................................................         Italy                  100.0
Pozzi Ginori S.p.A............................................................         Italy                  100.0
Sanitec Servizi Logistici S.r.L...............................................         Italy                  100.0
Domino S.p.A..................................................................         Italy                  100.0



                                                                                        COUNTRY OF         OWNERSHIP
SUBSIDIARIES                                                                           INCORPORATION       INTEREST
------------                                                                           -------------       --------
Royal Sanitec AB..............................................................         Sweden                 100.0
Sanitec UK....................................................................         Great Britain          100.0
Twyford Bathrooms.............................................................         Great Britain          100.0
Twyfords Ltd..................................................................         Great Britain          100.0
Twyford Holdings Ltd..........................................................         Great Britain          100.0
Twyford Ltd...................................................................         Great Britain          100.0
Twyford Plumbing Solutions Ltd. ..............................................         Great Britain          100.0
Sanitec Service GmbH..........................................................         Germany                100.0

ASSOCIATED COMPANIES
Hutschenreuther-Keramag GmbH..................................................         Germany                 47.5
Ceramics Holdings Middle East B.V.............................................         The Netherlands         50.0
Ceramic Holdings Middle East C.V..............................................         The Netherlands         50.0

OTHER SHAREHOLDINGS
Sanitec Holding AG............................................................         Switzerland             19.9
Sanitec Holdings Pte Ltd......................................................         Singapore               19.9

4.D.     PROPERTY, PLANT AND EQUIPMENT

         We operate 30 production facilities worldwide, of which 16 manufacture bathroom ceramics, 13 manufacture bath and shower products, and one manufactures other bathroom products. Until April 14, 2004, when we sold our Evac vacuum sewage business, we also operated four design and assembly facilities for vacuum sewage systems. Many of the companies that operate our production facilities have received ISO 9001 certification, and several have also received ISO 14001 certification, the internationally acknowledged standards for quality and environmental management systems, respectively.

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

         We set out our production facilities in the following table:

                                                                                                        APPROXIMATE
                                                                                                            SIZE
              LOCATION                          PRODUCTS             PRIMARY BRANDS     OWNED/LEASED    (SQ. METERS)
              --------                          --------             --------------     ------------    ------------
Wesel, Germany                                  Bathroom ceramics             Keramag           Owned          30,000
Haldensleben, Germany                           Bathroom ceramics             Keramag           Owned          40,000
Digoin, France                                  Bathroom ceramics               Allia           Owned          70,000
Limoges, France                             Fireclay and bathroom               Allia           Owned          20,000
                                                        furniture
La Villeneuve au Chene, France              Bathroom ceramics and               Allia           Owned          16,000
                                                     shower trays
Selles sur Cher, France                        Bathroom ceramics,              Selles           Owned         100,000
                                                         fireclay
                                                 and shower trays
Schirmeck, France                           Solid surface mineral             Varicor           Owned           8,000
                                                         products
Bromoella, Sweden                               Bathroom ceramics                Ifoe           Owned          65,000
Porsgrunn, Norway                               Bathroom ceramics           Porsgrund          Leased          10,800
Ekenas, Finland                                 Bathroom ceramics                 Ido           Owned          50,000
Warneton, Belgium (closed during
2003)                                           Bathroom ceramics              Sphinx           Owned          44,000
Maastricht, Netherlands                         Bathroom ceramics              Sphinx           Owned          54,000
Maastricht, Netherlands
(closed during 2003)                           Technical ceramics              Sphinx           Owned          15,000
Kolo, Poland                                    Bathroom ceramics                Kolo           Owned          80,000
Wloclawek, Poland                               Bathroom ceramics                Kolo           Owned          67,000
Gaeta, Italy                                Bathroom ceramics and        Pozzi-Ginori           Owned          42,000
                                                     shower trays
Queenborough, United Kingdom                    Bathroom ceramics    Twyford, Doulton           Owned          19,000
(closed during 2003)                                                              and
                                                                        Royal Doulton
Alsager, United Kingdom                         Bathroom ceramics    Twyford, Doulton           Owned          62,000
                                                                                  and
                                                                        Royal Doulton
Carregado, Portugal                             Bathroom ceramics       Allia, Pozzi,           Owned          31,500
                                                                              Ceravid
                                                                          and Twyford
Luzianky, Slovak Republic                       Bathroom ceramics              Sphinx           Owned           9,000
Vlotho, Germany                                Shower enclosures,             Koralle           Owned          11,000
                                                         cabinets
                                                       and panels
Hirzenhain, Germany                      Bathtubs, acrylic shower             Koralle          Leased           3,000
                                             trays and whirlpools
Tosse, France                                   Shower enclosures                Leda          Leased           3,000
Bayonne, France                                           Showers                Leda          Leased           4,000
Vendome, France                             Bathtubs, showers and          Allia, FAS           Owned           5,300
                                                       whirlpools
Moerrum, Sweden                          Showers, trays and steel                Ifoe           Owned          10,200
                                                         bathtubs
Norrtalje, Sweden                           Shower enclosures and                 Ido           Owned             700
                                                         cubicles
Varde, Denmark                                Whirlpools and spas                Ifoe           Owned           2,400
Minsk Mazowiecki, Poland                  Bathtubs and whirlpools                Kolo           Owned           1,800
Ozorkow, Poland                           Shower trays and shower                Kolo           Owned           5,200
                                                       enclosures
Spilimbergo, Italy                       Bathtubs, whirlpools and        Albatros and           Owned          11,450
                                                     shower boxes              Revita
Margarethen am Moos, Austria                    Shower enclosures            Baduscho           Owned           1,800
Dagmersellen, Switzerland                       Shower enclosures             Koralle           Owned           1,150
Wedel, Germany (sold in April 2004)          Train toilet systems                Evac          Leased             500
Rockford, IL USA (sold in April 2004)  Marine, aviation and train                Evac           Owned           3,300
                                               toilet systems and
                                            systems for buildings
Shanghai, China (sold in April 2004)        Marine toilet systems                Evac          Leased             400

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

         The following discussion and analysis contains statements reflecting our views about our future performance and constitutes "forward-looking statements". These views may involve risks and uncertainties that are difficult to predict and may cause our actual results to differ materially from the results discussed in such forward-looking statements. Readers should consider that various factors, including changes in general economic conditions, nature of competition, developments in distribution, industry trends, influence of currency fluctuations and inflation, and other factors discussed below, may affect our projected performance. For example, events such as the conflict in Iraq could influence the global economical environment substantially and therefore could have a significant impact on our projected performance. We undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

         We have presented the consolidated financial statements of Sanitec Oyj for the period from January 1, 2001 to June 7, 2001. For the period from June 8, 2001 to December 31, 2001, we have used the consolidated financial statements of Pool Acquisition Netherlands B.V. For the years ended December 31, 2002 and December 31, 2003 we have used the consolidated financial statements of Sanitec International S.A.

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

o        sales of bath and shower products; and

o sales of vacuum sewage systems. (On April 14, 2004, we sold our Evac vacuum sewage systems business and ceased doing business in that segment. Refer to Item 4.A. "History and Development of the Company".)

         We believe that we operate the largest bathroom products production network in Europe which includes 16 bathroom ceramics production facilities, 13 bath and shower products production facilities and one facility which manufactures other bathroom products. In 2003, our net sales were EUR951.1 million; our operating profit was EUR49.4 million, and our EBITDA was EUR141.6 million. Refer to Item 3.A "Selected Financial Data", note 6, for further information and a reconciliation of EBITDA. In 2003, 63.7% of our net sales were attributable to bathroom ceramics, 28.7% to bath and shower products and 7.6% to vacuum sewage systems. In addition, in 2003, 64.0% of our operating profit was attributable to bathroom ceramics, 29.9% to bath and shower products and 6.1% to vacuum sewage systems.

         We mainly sell our bathroom products to wholesalers who sell them to plumbers, installers and retailers who, in turn, sell them to private residential and commercial end-users. Our top ten customers accounted for approximately 33.9% of our net sales in 2003, and no single customer accounted for more than approximately 6.8% in the same period. In our core European markets, Germany, France, Scandinavia, Finland, the Benelux countries, Poland, Italy and the United Kingdom, we generally sell our bathroom products through our local sales force. In 2003, no single country accounted for more than 15.5% of net sales.

         Our business strategy is to consolidate our position as the market leader in the European bathroom products industry by reducing our production costs, increasing our presence in Central and Eastern Europe, exploiting cross-selling opportunities in bath and shower products, integrating our purchasing functions, reducing the complexity of our product portfolio and exploiting other integration opportunities within the Sanitec group. Refer to
Item 4.B. "Business Overview -- Our Business -- Business Strategy" for a more detailed discussion.

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

EFFECTS OF CURRENCY FLUCTUATIONS

         During 2003, approximately 40% of our net sales were transacted in currencies other than Euro. Therefore, changes in foreign currency exchange rates can affect our ability to sell our products at satisfactory prices and can affect the value of our non-Euro denominated assets, liabilities, net sales and costs when reported in Euro, and, therefore, can affect our financial condition or results of operations.

COST SAVINGS

         An element of our strategy is to reduce our production costs through targeted investment, shifting production to low-cost countries and selective production facility closures. We intend to further reduce costs by integrating purchasing, product development, brand management and logistics throughout the Sanitec group. We expect that the cash costs associated with such measures and other restructuring of our business including the ongoing and planned initiatives for our bath and shower products business and the integration of Sphinx and Twyford, will be approximately EUR65 million, of which we have incurred EUR15 million in 2003 and expect to incur the additional EUR50 million primarily until 2007.

EFFECT OF ACQUISITIONS ON RESULTS OF OPERATIONS

TWYFORD

         We acquired Twyford in January 2001 for a total cash consideration of EUR136.7 million. This acquisition gave us access to the important bathroom products market in the United Kingdom. Twyford was, and continues to be, the second largest manufacturer of bathroom ceramics in the United Kingdom. Since the acquisition, we have closed one plant, Stoke-on-Trent, in 2002, and another plant in Queenborough in 2003. We have already taken additional steps to improve Twyford's profitability by discontinuing certain unprofitable sales. Our acquisition of Twyford will allow us to enter the high-end of the United Kingdom's bathroom ceramics segment by marketing high-end products under the Royal Doulton brand for bathroom ceramics. In addition, by marketing bath and shower products manufactured by our other local business units under the Twyford brands, we have the opportunity to improve Twyford's limited presence in the bath and shower products segment. Twyford currently sources bath and shower products from third parties which results in significantly lower operating profit margins compared to the rest of the Sanitec group.

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

ACCOUNTING FOR BUSINESS COMBINATIONS

         During the past four years, we have completed several significant business combination transactions. In accordance with Finnish GAAP, under the purchase method of accounting, a business combination is accounted for at a purchase price based upon the fair value of the consideration given, whether it is in the form of cash, assets, stock or the assumption of liabilities. The tangible assets acquired are measured at their fair values and the purchase price is allocated to the tangible assets based upon these fair values. All other assets and liabilities are recorded at carrying value.

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

         We review the carrying values of intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We recognize an impairment loss for intangible asset when the estimated future revenue generated is less than the carrying value of the asset. The estimates reflect our assumptions about selling prices, production and sales volume levels, costs, and market conditions over the estimated remaining operating period which can range from twelve months to over thirty years. If our assumptions related to assets to be held and used are inaccurate, additional impairments may be required in the future.

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

DERIVATIVES AND HEDGING ACTIVITIES

         For US GAAP purposes, we account for derivatives in accordance with SFAS No. 133 "ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES". SFAS No. 133 requires the recognition of derivatives in the balance sheet and the measurement of those instruments at fair value. We recorded changes in the fair value of derivatives in earnings until December 31, 2002, as the derivatives in place did not qualify for hedge accounting in accordance with US GAAP. As of January 1, 2003 we adopted principles to qualify certain of our derivatives for hedge accounting in accordance with SFAS No. 133. To the extent we deem the hedge effective, we do not record changes in the fair value of such derivatives in earnings, but instead report the changes as other comprehensive income. If we deem the hedge not to be effective, we record the change in the fair value of the derivative in earnings.

         Although the amounts that ultimately would be recognized in the statement of operations over the term of the derivatives are the same under any of the methods used, it is the timing of the recognition of these amounts that is the main difference between the methods. The determination of fair value is dependent upon certain assumptions and judgments, such as interest and exchange rates applied.

         For Finnish GAAP, all derivatives qualify for hedge accounting and are off-balance sheet.

VALUATION OF DEFERRED TAX ASSETS

         We are required to assess the ultimate realization of deferred tax assets. This assessment takes into consideration tax planning strategies, including assumptions regarding the availability and character of future taxable income. At December 31, 2003, we maintained EUR98.0 million of valuation allowances for deferred tax assets for which the ultimate realization of the tax asset may be dependent on the availability of future taxable income. The ultimate amount of deferred tax assets realized could be materially different from those recorded, as influenced by potential changes in applicable income tax laws and the circumstances upon the actual realization of related deferred tax assets.

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

                                                                 HISTORICAL                                   PRO FORMA(1)
                                                                 ----------                                   ------------
                                    PREDECESSOR                           SUCCESSOR
                                    -----------                           ---------
                                                                                                              (UNAUDITED)
                                    JANUARY 1             JUNE 8          JANUARY 1          JANUARY 1          JANUARY 1
                                     JUNE 7,           DECEMBER 31,      DECEMBER 31,       DECEMBER 31,       DECEMBER 31,
                                     -------           ------------      ------------       ------------       ------------
                                       2001                2001              2002               2003               2001
                                       ----                ----              ----               ----               ----
                                   EUR      % OF       EUR     % OF       EUR     % OF       EUR    % OF       EUR      % OF
                                   IN        NET       IN       NET       IN       NET       IN      NET       IN        NET
                                 MILLION    SALES    MILLION   SALES    MILLION   SALES    MILLION  SALES    MILLION    SALES
                                 -------    -----    -------   -----    -------   -----    -------  -----    -------    -----
Net sales:
   Bathroom ceramics...........    278.5     62.3     332.0     60.6     619.7     62.9     605.7    63.7     610.5      61.4
   Bath and shower products....    132.0     29.5     162.9     29.7     293.6     29.8     273.4    28.7     294.9      29.7
   Vacuum sewage systems.......     36.4      8.1      52.7      9.7      72.1      7.3      72.0     7.6      89.1       9.0

                                   -----    -----     -----    -----     -----    -----     -----   -----     -----     -----
   Total.......................    446.9    100.0     547.6    100.0     985.4    100.0     951.1   100.0     994.5     100.0

Operating expenses:
   Cost of products sold--
      materials and consumables  (130.3)   (29.2)   (176.4)   (32.2)  (308.8)    (31.3)   (299.1)  (31.4)   (306.7)    (30.8)
   Personnel...................  (137.8)   (30.8)   (166.4)   (30.4)   (299.5)   (30.4)   (283.7)  (29.8)   (304.2)    (30.6)
   Outside services............   (42.0)    (9.4)    (52.3)    (9.6)    (94.6)    (9.6)    (88.0)   (9.3)    (94.3)     (9.5)
   Depreciation and
      amortization.............   (25.7)    (5.8)    (51.0)    (9.3)    (95.5)    (9.7)    (92.2)   (9.7)    (92.1)     (9.3)
   Other operating income and
      expenses, net............   (80.7)   (18.1)    (63.0)   (11.5)   (134.9)   (13.7)   (138.7)  (14.6)   (143.7)    (14.4)

                                   -----    -----     -----    -----     -----    -----     -----   -----     -----     -----
   Total.......................  (416.5)   (93.3)   (509.1)   (93.0)   (933.3)   (94.7)   (901.7)  (94.8)   (941.0)    (94.6)

Operating profit:
   Bathroom ceramics...........     18.5      6.6      17.4      5.2      35.0      5.6      31.6     5.2        --        --
   Bath and shower products....      9.7      7.3      14.8      9.1      15.0      5.1      14.8     5.4        --        --
   Vacuum sewage systems.......      2.2      6.0       6.3     12.0       2.1      2.9       3.0     4.2        --        --

                                   -----    -----     -----    -----     -----    -----     -----   -----     -----     -----
   Total.......................     30.4      6.8      38.5      7.0      52.1      5.3      49.4     5.2      53.5       5.4

Other income and expenses, net.    (6.7)    (1.5)    (40.8)    (7.5)   (100.4)   (10.2)    (92.8)   (9.8)    (83.2)     (8.4)
Income taxes...................    (8.5)    (1.9)    (13.2)    (2.4)    (26.4)    (2.7)    (24.6)   (2.6)    (21.5)     (2.2)
Income (loss) before
extraordinary
   items.......................     14.7      3.3    (14.9)    (2.7)    (74.8)    (7.6)    (66.6)   (7.0)    (51.1)     (5.1)
Extraordinary items............    (1.4)    (0.3)     (2.3)    (0.4)        --       --    (18.8)   (2.0)        --        --

Net income (loss)..............     13.3      3.0    (17.2)    (3.1)    (74.8)    (7.6)    (85.4)   (9.0)        --        --

Other financial information:
   EBITDA(2)...................       --       --        --       --     147.6     15.0     141.6    14.9     145.6      14.6

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

FISCAL YEAR ENDED DECEMBER 31, 2003 COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 2002

OPERATING RESULTS

NET SALES

         CONSOLIDATED. Despite a continuing economic slump in some of our main markets, we were generally able to maintain our net sales at previous year's levels after adjustments for foreign currency exchange variances and special one time items in the prior year. Net sales for 2003 were EUR951.1 million, compared to EUR985.4 million in 2002, a decrease of 3.5% or EUR34.3 million. Currency exchange rate variances reduced our net sales in 2003 by EUR26.7 million. A one-time EUR5.5 million customer bonus accrual reversal in our Keramag unit increased our net sales in 2002. The negative effect of the weak markets in Germany and the Netherlands was partially offset by growth, specifically in southwest Europe, France, the United Kingdom and Ireland, as well as in central Europe, Poland and the Ukraine, and southern Europe, Italy. Growth in north eastern Europe, Finland, Denmark, and Norway was diluted by poor sales performance in Russia.

         BATHROOM CERAMICS. Bathroom ceramics net sales for 2003 were EUR605.7 million, compared to EUR619.7 million in 2002, a decrease of EUR14.0 million or 2.3%. Currency exchange rate variances negatively impacted our net sales in 2003 in this segment by EUR16.0 million. A one-time EUR5.5 million customer bonus accrual reversal in our Keramag unit increased our net sales in 2002. Good sales volumes, particularly in France, the United Kingdom and Ireland, Italy, Poland, the Ukraine and the Scandinavian countries, as well as increasing average selling prices in Italy, the Benelux and the Scandinavian countries helped our sales performance in 2003. Higher sales prices compensated for a slight overall decline in volumes.

         BATH AND SHOWER PRODUCTS. Bath and shower products net sales for 2003 were EUR273.4 million, compared to EUR293.6 million for 2002, a decrease of EUR20.2 million or 6.9%. Currency exchange rate variances reduced our net sales in 2003 by EUR6.0 million. Weakness in the German market, a soft market in Italy, and lower sales in the Russian market were the primary reasons for this decrease.

         VACUUM SEWAGE SYSTEMS. Vacuum sewage systems net sales for 2003 were EUR72.0 million compared to EUR72.1 million in 2002, a decrease of EUR0.1 million or 0.1%. Currency exchange rate variances reduced our net sales in 2003 in this segment by EUR4.7 million. This segment's performance was primarily due to an improvement in the marine and train businesses. However, demand in the aviation segment remained soft.

COST OF PRODUCTS SOLD - MATERIALS AND CONSUMABLES

         Cost of products sold - materials and consumables include raw materials and components purchased from third parties.

         CONSOLIDATED. Cost of products sold - materials and consumables for 2003 decreased by 3.1% or EUR9.7 million to EUR299.1 million, compared to EUR308.8 million in 2002. We attribute this decrease to our purchasing cost savings initiatives coming to fruition. We started in 2002, and continued in 2003, renegotiating contracts with our current supply partners and looking for new supply partners with the goal of sourcing our raw materials with the best quality at the lowest possible cost. The savings we achieved primarily related to our ceramics and bath and shower product segments.

         BATHROOM CERAMICS. Cost of products sold -- materials and consumables decreased by 0.7%, or EUR1.3 million, from EUR180.0 million for 2002 to EUR178.7 million for 2003. This decrease represents a total change in percentage of net sales from 29.0% for 2002 to 29.5% for 2003. We attribute the improvement to cost efficiencies that we achieved through our ceramics production network restructuring, including lower cost of raw materials generated by our purchasing cost savings initiative.

         BATH AND SHOWER PRODUCTS. Cost of products sold -- materials and consumables decreased by 7.9%, or EUR7.2 million, from EUR91.3 million for 2002 to EUR84.1 million for 2003. This change represents a decrease, as a percentage of net sales, from 31.1% for 2002 to 30.8% for 2003. We believe that cost reductions that we achieved through our strategic purchasing savings initiative contributed to this improvement. Categories where we made the most notable improvements included aluminum, glass, and acrylic sheets.

         VACUUM SEWAGE SYSTEMS. Cost of products sold -- materials and consumables decreased by 3.2%, or EUR1.2 million, from EUR37.5 million for 2002 to EUR36.3 million for 2003. This change represents a decrease, as a percentage of net sales, from 52.0% for 2002 to 50.4% for 2003. We believe that after-sales support to customers, which traditionally has lower material costs in proportion to net sales than the project based side of the business, contributed to this improvement.

PERSONNEL

         Personnel costs include wages, salaries, pension costs and other compulsory employee related costs.

         CONSOLIDATED. Cost of personnel for 2003 decreased by 5.3% or EUR15.8 million to EUR283.7 million from EUR299.5 million for 2002. We believe that this change was a result of our ongoing strategy of restructuring our production network and the related closing of production units, as well as the reorganization and integration of our sales, marketing, and administration functions.

         BATHROOM CERAMICS. Cost of personnel decreased by 5.5%, or EUR10.6 million, from EUR191.9 million for 2002 to EUR181.3 million for 2003. In addition to the two ceramics production facilities, Wallhausen in Germany and Stoke-on-Trent in the United Kingdom, closed in 2002, we closed an additional facility in Queenborough in the United Kingdom in 2003. The full year effects of the 2002 closings and the partial year effects of the 2003 closings contributed to this reduction.

         BATH AND SHOWER PRODUCTS. Cost of personnel decreased by 6.3%, or EUR5.7 million, from EUR90.9 million for 2002 to EUR85.2 million for 2003. We believe that full year effects of the integration of the sales, general, and administration functions, specifically in central and southern Europe, as well as partial year effects of additional reductions of personnel in these same functions in 2003 contributed to this development.

         VACUUM SEWAGE SYSTEMS. Cost of personnel increased by 3.0%, or EUR0.5 million, from EUR16.7 million for 2002 to EUR17.2 million for 2003. This change represents an increase as a percentage of net sales from 23.2% for 2002 to 23.9% for 2003. We reduced staffing in this segment again in 2003 by 10% in an effort to conform to the changed business climate.

OUTSIDE SERVICES

         Outside services include freight and transportation, temporary personnel, subcontracting services, maintenance and repairs.

         CONSOLIDATED. Cost of outside services for 2003 decreased by 7.0% or EUR6.6 million to EUR88.0 million from EUR94.6 million in 2002. This change represents a decrease as a percentage of net sales from

9.6% for the 2002 to 9.3% for 2003. Due to increased group integration and sharing of outsourced products and services, we were able to achieve cost reductions by renegotiating supply contracts with current suppliers as well as establishing contracts with new strategic sourcing partners.

         BATHROOM CERAMICS. Cost of outside services decreased by 3.8%, or EUR2.3 million, from EUR60.1 million for 2002 to EUR57.8 million for 2003. This change represents a decrease as a percentage of net sales from 9.7% for 2002 to 9.5% for 2003. Synergies throughout our production network and lower capital expenditure contribute to this decrease.

         BATH AND SHOWER PRODUCTS. Cost of outside services decreased by 10.1%, or EUR3.1 million, from EUR30.6 million for 2002 to EUR27.5 million for 2003. This decrease also represents a decrease in percentage of net sales from 10.4% for 2002 to 10.1% for 2003. Our purchasing cost saving initiative contributed to this reduction. New suppliers and renegotiated supply contracts enabled us to reduce this expense.

         VACUUM SEWAGE SYSTEMS. We reduced cost of outside services by 30.8% or EUR1.2 million from EUR3.9 million for 2002 to EUR2.7 million for 2003. We attribute cost saving initiatives and a reduction in temporary personnel to this reduction.

DEPRECIATION AND AMORTIZATION

         Depreciation and amortization for 2003 decreased by 3.5% or EUR3.3 million to EUR92.2 million from EUR95.5 million for 2002. We attribute this decrease in depreciation to our ceramics production network restructuring and increased focus on capital expenditures. In 2003, we closed an additional production facility in Queenborough in the United Kingdom and benefitted from full year effects of plant closings that we carried out in 2002. We also invested in new assets in a focused manner in order to optimize our return on investment.

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

         CONSOLIDATED. Other operating expenses, net, for 2003 increased by 2.8% or EUR3.8 million to EUR138.7 million from EUR134.9 million for 2002. We attribute this increase mostly to expenses related to integration consulting and restructuring of administration functions. These one-off expenses amounted to EUR16.9 million in 2003. Starting in the second half of 2002, and continuing in 2003, we implemented measures in all business units to reduce sales, general, and administration costs. Integration and centralization of common functions such as information technology management, sharing of resources among our units such as competence centers, and lower costs due to purchasing initiatives also contributed to this reduction.

         BATHROOM CERAMICS. Other operating income and expenses, net, increased by 4.3%, or EUR3.8 million, from EUR88.0 million for the 2002 to EUR91.8 million for 2003. Most of this increase was related to our restructuring and integration activities.

         BATH AND SHOWER PRODUCTS. Other operating income and expenses, net, increased by 0.5%, or EUR0.2 million, from EUR37.7 million for 2002 to EUR37.9 million for 2003. We attribute this increase to the restructuring and integration activities that undertook in 2003.

         VACUUM SEWAGE SYSTEMS. Other operating income and expenses, net, decreased by 2.2%, or EUR0.2 million, from EUR9.2 million for 2002 to EUR9.0 million for 2003. This change represents a decrease, as a percentage of net sales, from 12.8% for 2002 to 12.5% for 2003.

OPERATING PROFIT

         CONSOLIDATED. Our operating profit for 2003 decreased by 5.2% or EUR2.7 million to EUR49.4 million from EUR52.1 million for 2002. Our operating profit margin slightly decreased from 5.3% for 2002 to 5.2% for 2003. A EUR5.5 million customer bonus accrual reversal in our German unit contributed to operating profit for 2002. The one-off expenses related to integration consulting and restructuring of administration functions affected the operating profit by EUR16.9 million in 2003.

         BATHROOM CERAMICS. Bathroom ceramics operating profit for 2003 was EUR31.6 million, a decrease of EUR3.4 million or 9.7% compared to 2002. A EUR5.5 million customer bonus accrual reversal in our German unit contributed to operating profit for 2002. Our ceramics production network restructuring also affected performance in this segment. Additional manufacturing facilities closings and continued outsourcing to our strategic partners enabled us to reduce production costs.

         BATH AND SHOWER PRODUCTS. Bath and shower products operating profit was EUR14.8 million in 2003 compared to EUR15.0 million in 2002. Through our production cost reduction efforts and efficiency programs, we were able to compensate for sales declines in this segment and increase our operating profit margin to 5.4% of net sales in 2003 from 5.1% in 2002.

         VACUUM SEWAGE SYSTEMS. Vacuum sewage systems operating profit for 2003 was higher than 2002 at EUR3.0 million compared to EUR2.1 million. Sales increases from improving business conditions in the marine and train business sectors coupled with cost efficiency programs allowed us to improve our operating profit margin from 2.9% of net sales in 2002 to 4.2% of net sales in 2003.

OTHER INCOME AND EXPENSES, NET

         Other income and expenses, net, consists of the net of interest income and other financial income, exchange gains and losses, write downs of financial assets and interest expenses and other financial expenses; it represents our net financial items.

         Other income and expenses, net, expense decreased by EUR7.6 million to EUR92.8 million in 2003 compared to EUR100.4 million in 2002. This improvement resulted from the decrease in our interest expenses in 2003. Our 2002 interest expense was affected by the one time cost of the replacement of our junior credit facility with the proceeds of the issuance of our notes in May of 2002. We did not record any significant gain or loss from financial derivatives in 2003. The net cash outflow from other income and expenses, net, was EUR55.6 million in 2003, compared to EUR60.8 million in 2002.

INCOME TAXES

         Income taxes during 2003 were EUR24.6 million, compared to EUR26.4 million for 2002. Our 2003 income taxes were higher than 2002 as a result of higher taxable income in certain subsidiaries and a provision recorded for assumed residual taxes for previous fiscal years in Germany and France. These increases were offset by a change in deferred taxes, primarily caused by a release of the valuation allowance that we previously recorded on deferred tax assets in the United Kingdom. Our cash tax payments in 2003 were EUR18.0 million, compared to EUR14.7 million in 2002.

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

OPERATING RESULTS

NET SALES

         CONSOLIDATED. Despite the weak economic situation in some of our main markets, growth in other markets helped push our net sales to just below the previous year's levels. Our net sales for 2002 were EUR985.4 million compared to EUR994.5 million in 2001, a decrease of 0.9%, or EUR9.1 million. The decrease was 0.4% or EUR3.9 million, excluding Sanitec Johnson Suisse, which we deconsolidated on July 1, 2001. Excluding the impact of exchange rate variances, the decrease was EUR1.6 million. The negative effect of the weak markets in Germany and the setback in the aviation and marine sectors in our vacuum sewage system segment was offset by growth in North-Eastern Europe. Growth in this region was EUR16.9 million or 7.8%. Although the markets remained stagnant in most Central European countries, we were able to gain market share and improve the average sales prices of our ceramic products in these markets.

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

         CONSOLIDATED. Other operating expenses, net, for 2002 decreased by 6.1%, or EUR8.8 million, to EUR134.9 million from EUR143.7 million for 2001. In 2001, we incurred a non-recurring transaction cost of EUR6.5 million related to the acquisition of Sanitec Oyj by Pool Acquisition Netherlands B.V. Excluding this expense, the decrease in other operating expenses, net, was 1.6%, or EUR2.3 million. Starting in the second half of 2002, we implemented measures in all business units to cut sales, general and administration costs. Our largest savings to date include those resulting from the operations and administration integration of our businesses within Italy and Germany as well as sales, general, and administration cost reduction initiatives implemented in our Twyford and Evac units.

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

         SUMMARY OF CERTAIN DIFFERENCES BETWEEN FINNISH GAAP AND US GAAP

FISCAL YEAR ENDED DECEMBER 31, 2003 COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 2002

         In accordance with US GAAP, our net loss for 2002 and 2003 would have been EUR(63.6) million and EUR(61.3) million, respectively. Of the total amounts, the net loss of the continued operations would have been EUR(60.9) million and EUR(43.6) million for 2002 and 2003, respectively. Net loss of the discontinued operations, including those of our vacuum sewage systems segment, would have been EUR(2.7) million and EUR(17.7) million for 2002 and 2003, respectively.

         In accordance with US GAAP, total shareholders' equity (deficit) as of December 31, 2002 and December 31, 2003 would have been EUR32.3 million and EUR(47.5) million, respectively.

         The principal differences between Finnish and US GAAP applicable to our consolidated financial statements relate to accounting for business combinations, impairment, restructuring, pensions, investments in marketable securities, derivative and hedging activities, stock based compensation, accounting for associates as well as deferred taxes including those arising from our US GAAP adjustments. We have discussed the impact of these differences, as well as other items identified, in more detail in note 23 to the consolidated financial statements as of December 31, 2003 along with a reconciliation of net income and shareholders' equity under Finnish GAAP to similar measures under US GAAP.

FISCAL YEAR ENDED DECEMBER 31, 2002 COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 2001

         In accordance with US GAAP, our net income (loss) for the financial periods from January 1 to June 7, 2001 and June 8 to December 31, 2001 and the financial year ended December 31, 2002 would have been EUR11.8 million, EUR(36.7) million and EUR(63.6) million, respectively. Of the total amounts, the net income (loss) of the continued operations would have been EUR10.3 million, EUR(33.8) million and EUR(60.9) million for the financial periods from January 1 to June 7, 2001 and June 8 to December 31, 2001 and the financial year ended December 31, 2002, respectively. Net income (loss) of the discontinued operations, including those of our vacuum sewage systems segment, would have been EUR1.5 million, EUR(2.9) million and EUR(2.7) million for the financial periods from January 1 to June 7, 2001 and June 8 to December 31, 2001 and the financial year ended December 31, 2002, respectively.

         In accordance with US GAAP, total shareholders' equity as of December 31, 2001 and December 31, 2002 would have been EUR112.0 million and EUR32.3 million, respectively.

         The principal differences between Finnish and US GAAP applicable to our consolidated financial statements relate to accounting for business combinations, impairment, restructuring, pensions, investments in marketable securities, revaluations to fixed assets, derivative and hedging activities, accounting for associates as well as deferred taxes including those arising from our US GAAP adjustments. We have discussed the impact of these differences, as well as other items identified in more detail in note 23 to the consolidated financial statements as of December 31, 2003 along with a reconciliation of net income and shareholders' equity under Finnish GAAP to similar measures under US GAAP.

                    RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

SFAS NO. 149

         In April 2003, the FASB issued SFAS No. 149, "AMENDMENT OF FASB STATEMENT NO. 133", on derivative instruments and hedging activities. SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133, "ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES". The statement is generally effective for contracts entered or modified after June 30, 2003, and it has not had a material impact on our financial position or results of operations.

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

INTERPRETATION NO. 46R

         In December 2003, the FASB issued Interpretation No. 46, revised - "CONSOLIDATION OF VARIABLE INTEREST ENTITIES, AN INTERPRETATION OF ARB NO. 51", or FIN 46R. FIN 46R addresses the consolidation of variable interest entities, or VIEs, which include entities that have one or more of the following characteristics: (1) the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support; (2) the equity investors lack essential characteristics of a controlling financial interest (as defined by FIN 46R); and (3) the equity investors have voting rights that are not proportionate to their economic interests, and activities of the entity involve or are conducted on behalf of an investor with a disproportionally small voting interest. In addition, FIN 46R provides for certain scope exceptions to its application. Adoption of this interpretation is required in financial statements that have interests in VIEs or potential VIEs, also commonly referred to as special-purpose entities, for periods ending after December 15, 2003. Application for all other types of entities is required in financial statements for periods ending after March 15, 2004. We do not expect the adoption of FIN 46R to have a material impact on our financial statements.

             ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

         In compliance with regulations that the European Commission adopted in June 2002, we will prepare our consolidated financial statements in accordance with International Financial Reporting Standards ("IFRS"), including international accounting standards and interpretations issued by the international accounting standards board ("IASB"). We expect to publish the first consolidated financial statements in accordance with IFRS for the year ending December 31, 2005. Finnish GAAP differs in certain significant respects from IFRS.

         We expect that IFRS including, but not limited to, the following will have a significant impact on the recognition of our income and expenses and our financial position: IAS 19 "EMPLOYEE BENEFITS", IAS 37 "PROVISIONS, CONTINGENT LIABILITIES AND CONTINGENT ASSETS", IAS 38 "INTANGIBLE ASSETS", IAS 39 "FINANCIAL INSTRUMENTS: RECOGNITION AND MEASUREMENT" and IFRS 3 "BUSINESS COMBINATIONS".

5.B.     LIQUIDITY AND CAPITAL RESOURCES

         The following table summarizes our cash flow activity during the periods from January 1 to June 7, 2001 and June 8 to December 31, 2001, and the years ended December 31, 2002 and 2003:

                                            PREDECESSOR                          SUCCESSOR
                                            -----------                          ---------
                                             JANUARY 1 -        JUNE 8 -         YEAR ENDED         YEAR ENDED
                                               JUNE 7,        DECEMBER 31,      DECEMBER 31,       DECEMBER 31,
                                               -------        ------------      ------------       ------------
                                                2001              2001              2002               2003
                                                ----              ----              ----               ----
Cash flow from operating activities......       9.3              65.0               39.1                66.2
Cash flow from investing activities......     (159.0)           (955.6)            (58.3)              (23.8)
Cash flow from financing activities......      152.9             958.6             (14.1)              (24.7)
Cash and cash equivalents, end of period.       21.1             68.0               34.6                50.8

CASH FLOW FROM OPERATING ACTIVITIES

         Cash flow from operating activities was EUR66.2 million and EUR39.1 million, during 2003 and 2002, respectively. During the financial period from January 1 to June 7, 2001, cash flow from operating activities was EUR9.3 million and, during the period from June 8 to December 31, 2001, was EUR65.0 million. From June 8, 2001 on, our financial results were affected by the acquisition of Sanitec Oyj by Pool Acquisition Netherlands B.V. on June 7, 2001. This impact was partially offset by tax savings due to higher interest expenses and the disposal of Sanitec Johnson Suisse during the period ended December 31, 2001. Interest expenses that we paid during 2002 also included a non-recurring redemption premium of EUR10.2 million related to the refinancing of the junior credit facility with the proceeds of the issuance of the notes. Taxes paid are generated by profitable operations in certain of our subsidiaries in various jurisdictions.

         Cash flow from operating activities before financial items and taxes was EUR139.8 million and EUR114.6 million for 2003 and 2002, respectively. During the periods from January 1 to June 7, 2001 and June 8 to December 31, 2001, the cash flow from operating activities before financial items and taxes was EUR19.4 million and EUR112.4 million, respectively. The results during 2003 were primarily due to improved working capital management, especially in the area of accounts payable and other current liabilities. This improvement was partially offset by the increase in inventories. During 2002 and 2001, we implemented a more efficient receivables collection program, which improved working capital management. Additionally, during 2002, our profitability prior to depreciation and amortization improved. Simultaneously, during 2001 and 2002, we reduced cash flow from operating activities before financial items and taxes due to severance costs from reductions in staff levels and other payments related to the restructuring transactions initiated in connection with the acquisition of Sanitec Oyj by Pool Acquisition Netherlands B.V. on June 7, 2001. We initiated additional restructuring measures during 2003, resulting in further severance payments and other restructuring costs.

CASH FLOW FROM INVESTING ACTIVITIES

         Our cash flow from investing activities was EUR(23.8) million and EUR(58.3) million during 2003 and 2002, respectively. During the period from January 1 to June 7, 2001, cash flow from investing activities was EUR(159.0) million and during the period from June 8 to December 31, 2001 was EUR(955.6) million.

         Investments during 2003 were entirely industrial. The gross investments were netted by sales proceeds received from the sale of real estate, primarily in the United Kingdom and Italy. Total investments during 2002 included EUR23.8 million of refinancing costs relating to the replacement of our junior credit facility with the proceeds of the issuance of the notes and other capitalized debt issuance costs, and EUR3.8 million relating to the buy-out of Sanitec Oyj's minority shareholders. During the period from January 1 to June 7, 2001, total investments included the impact of the acquisition of Twyford in the United Kingdom and, during the period from June 8 to December 31, 2001, the acquisition of Sanitec Oyj. Excluding acquisitions and finance related capital expenditure, industrial capital expenditure during 2003 and 2002, and periods from January 1 to June 7, 2001 and June 8 to December 31, 2001 were EUR(32.0) million, EUR(36.1) million, EUR(22.0) million and EUR(28.8) million, respectively.

CASH FLOW FROM FINANCING ACTIVITIES

         Our cash flow from financing activities was EUR(24.7) million and EUR(14.1) million during 2003 and 2002, respectively. During the periods from January 1 to June 7, 2001 and from June 8 to December 31, 2001, our cash flow from financing activities was EUR152.9 million and EUR958.6 million, respectively.

         During 2003, our cash flow from financing activities was primarily affected by scheduled repayment of debt under our senior credit facility. During 2002, we recorded the replacement of our EUR245.0 million junior credit facility with the proceeds of the issuance of the notes under cash flow from financing activities. During the periods from January 1 to June 7, 2001 and from June 8 to December 31, 2001, cash flow from financing activities reflects primarily the impact of financing the acquisitions of Twyford and Sanitec Oyj.

ANTICIPATED EXPENDITURE AND SOURCES OF FUNDS

         During the periods ended June 7, 2001 and December 31, 2001, and during 2002 and 2003, our capital expenditure, excluding acquisitions, as a percentage of net sales was 4.9%, 5.3%, 3.7% and 3.4%, respectively. We expect that our ongoing capital expenditure will remain approximately at these levels. In addition, we estimate that our maintenance level of capital expenditure is approximately 2.5% of net sales. In connection with business restructuring, we will be required to finance approximately EUR50 million in cash restructuring charges from 2004 through 2007. Under our senior credit facility, we are required to make the following repayments of principal through 2007:

YEAR                                        (IN MILLIONS OF EURO)
----                                        ---------------------
2004.................................               36.6
2005.................................               48.2
2006.................................               58.2
2007.................................               67.2

         As of December 31, 2003, our total long-term debt including the PIK loan and the shareholder loan amounted to EUR1,156.3 million, and our total short-term debt amounted to EUR3.3 million.

                                                               DECEMBER 31, 2002              DECEMBER 31, 2003
                                                               -----------------              -----------------
                                                                            (IN MILLIONS OF EURO)
Long term debt including current portion
     Senior A.......................................                 267.9                          241.4
     Senior B.......................................                 108.9                          107.8
     Senior C.......................................                 108.9                          107.8
     High yield senior notes........................                 260.0                          260.0
                                                                   -------                        -------
                                                                     745.7                          717.0

Short-term and overdrafts...........................                   4.9                            3.3

PIK on-loan I.......................................                  70.7                           80.8
Shareholder on-loan I...............................                 334.3                          358.5
                                                                   -------                        -------
Total...............................................               1,155.6                        1,159.6

Our long-term debt as of December 31, 2003 matures as follows :

    YEAR                                               (IN MILLIONS OF EURO)
    ----                                               ---------------------
2004.........................................                    36.6
2005.........................................                    48.2
2006.........................................                    58.2
2007.........................................                    67.2
2008.........................................                    93.1
Thereafter...................................                   853.0
                                                              -------
Total long-term debt.........................                 1,156.3

         We expect to be able to finance these obligations and our working capital requirement through a combination of operating cash flows and borrowings under our EUR50 million revolving facility under the senior credit facility which is subject to restrictive covenants. In addition, as of December 31, 2003, certain of our operating subsidiaries had an aggregate of EUR3.3 million of borrowing capacity under credit facilities of EUR5.5 million.

         In view of the uncertain economic environment, in July 2002 we renegotiated with the syndicate of banks and financial institutions that participate in our senior multi-currency term loan and revolving credit facility the "total net debt leverage ratio covenant" of that facility. For the purpose of calculating the "total net debt leverage ratio covenant", we are allowed to adjust EBITDA by any items treated as exceptional or extraordinary and any operational expenses directly related to the acquisition of the Predecessor by the Successor. We refer to this measure as consolidated adjusted EBITDA. The revised covenant levels, until September 30, 2005, are set forth in the following table.

                                                                 X CONSOLIDATED
                                                                    ADJUSTED
                          PERIOD                                     EBITDA
                          ------                                     ------
October 1, 2003 - March 31, 2004.......................              4.55
April 1, 2004 - June 30, 2004..........................              4.25
July 1, 2004 - September 30, 2004......................              4.00
October 1, 2004 - September 30, 2005...................              3.50

         We are in compliance with the covenants and provisions contained in the indenture.


5.C.     RESEARCH AND DEVELOPMENT

         Our research and development activities focus on new product development. We carry out these activities at the local business unit level. There are design centers for bathroom ceramics at Keramag in Germany, at Sphinx in the Netherlands, and at Twyford in the United Kingdom, which work together closely and assist other local business units in their product development. As of December 31, 2003, approximately 212 employees were directly involved in research and development in bathroom ceramics and bath and shower products.

         Our product development efforts concentrate on:

o        improving or expanding existing product lines;

o        creating new and innovative products;

o        developing new product features; and

o        using innovative materials and processes.

         Product development for bathroom ceramics focuses on design, aesthetics and innovations such as KeraClean and KeraTect, which are special coatings on ceramic products that are more hygienic and easier to clean. Product development for bath and shower products focuses on design and functionality by developing an optimal combination of materials, components and special features into innovative products. For vacuum sewage systems, which we sold on April 14, 2004, we focused on technical improvement and the development of waste management solutions.

         Our research and development expenses amounted to EUR16.0 million, EUR19.8 million and EUR20.3 million in the years ended December 31, 2003, 2002 and 2001 respectively. As a percentage of sales, research and development expenditures were 1.7%, 2.0% and 2.0%, respectively, for those years. We expense research and development costs as they are incurred. Under Finnish GAAP, we do not disclose research and development costs as a separate line item in our statement of operations. Rather, we include them under "other operating income and expenses, net".

5.D.     TREND INFORMATION

         In our core European markets, bathroom ceramics is a mature and concentrated segment that we estimate has grown at an approximate average rate of 3.1% per year, based on manufacturers' sales prices. In contrast, bath and shower products is a less developed and more fragmented segment that we estimate has grown at an approximate average rate of 7.6% per year, based on manufacturers' sale prices.

We believe that factors contributing to the growth in these segments include larger average bathroom sizes, greater number of bathrooms per household, increasing renovation activity and changing consumer preferences to favor more high-end products. We estimate that these growth rates and trends will continue over at least the short to medium term.

         The demand for our bathroom products is directly affected by general economic conditions in Europe, including fluctuations in gross domestic product growth, interest rates and labor costs. For these reasons, we are exposed to varying economic conditions in Europe. In particular, our business depends on construction activity in the markets in which we operate. We attribute approximately 44% of our bathroom ceramics and 38% of our bath and shower products annual net sales to the new construction segment of the bathroom products industry, while we attribute the remainder to the renovation, maintenance and improvement segment.

5.E.     OFF-BALANCE SHEET ARRANGEMENTS

         We do not have material off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

         Certain of our subsidiaries have jointly and severally granted guarantees, taken out mortgages on business assets and mortgages on their real property, and pledged shares as collateral for loans to us from banking institutions totaling EUR457.0 million as of December 31, 2003.

         Sanitec Oy, formerly Pool Acquisition Helsinki Oy, and certain of our subsidiaries have granted guarantees and taken out mortgages on business assets as collateral for certain pension liabilities totaling EUR12.8 million as of December 31, 2003.

5.F.     TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

         The table below sets forth aggregated information about our contractual obligations and commercial commitments as of December 31, 2003:

                                                                          PAYMENTS DUE BY PERIOD
                                                                          ----------------------
                                                              LESS THAN                                        MORE THAN
CONTRACTUAL OBLIGATIONS                         TOTAL          1 YEAR         1-3 YEARS     3-5 YEARS           5 YEARS
-----------------------                         -----          ------         ---------     ---------           -------
                                                                      (amounts in millions of Euro)

Long-term debt obligations(1)...........        457.0            36.6            106.4        160.3             153.7
Capital lease obligations...............          0.5             0.3              0.2         --                --
Operating lease obligations.............         22.4             8.6             10.0          3.4               0.4
Purchase obligations....................         43.4            13.4             25.5          4.2               0.3
Shareholder loans (2)...................        358.5            --               --           --               358.5
Subordinated loans (3)..................         80.8            --               --           --                80.8
High yield senior notes (4).............        260.0            --               --           --               260.0
                                              -------            ----            -----        -----             -----
Total...................................      1,222.6            58.9            142.1        167.9             853.7

----------
(1) Senior term loans due in semi-annual installments in 2003-2010 with a variable interest rate based on Euribor (2.141% on December 31, 2003) and GBP Libor (4.03253% on December 31, 2003)

(2) Shareholder On-Loan I due 2016 with a 7.1875% (margin 0.0625%) per year fixed interest rate

(3) PIK On-Loan I due 2010 with floating interest rate between 12.0625% and 16.0625% (margin 0.0625%) per year

(4)  High Yield Senior Notes 9% per year due May, 2012

         In addition to the obligations shown in the table above, we have significant pension obligations. We generally record the pension expense of our employees in accordance with local accounting practices in the countries in which our employees are provided with benefits. We record changes in uncovered pension obligations as an expense and include the related pension liability as a provision. We recorded pension expenses for 2002 and 2003 of EUR12.2 million and EUR11.8 million, respectively.

         Under US GAAP, we record pension expense on a full accrual basis and reflect it in the statement of operations over the working lives of the employees provided with benefits. We operate defined benefit schemes in a number of countries with projected benefit obligation of EUR191.4 million and unfunded status of EUR40.4 million as of December 31, 2003.

         We have also announced a number of restructuring initiatives in several countries. We recorded the total assumed impact of redundancies and other costs caused by closing or reorganizing activities as a provision totaling EUR42.8 million as of December 31, 2003.

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

         DR. RAINER S. SIMON was appointed as a member of our board of directors in April 2002. Since 1995, Dr. Simon has been the general manager of DAL and, following the acquisition of DAL by Friedrich Grohe AG, he has been a member of the board of management of Friedrich Grohe AG & Co. KG and its successor Grohe Water Technology AG & Co. KG where he was responsible for the Grohe DAL group and Grohe's overseas business. As of April, 2002, he was appointed to the supervisory board of Friedrich Grohe Geschaftsfuehrungs AG at which time he resigned from the management board. Previously, Dr. Simon held senior management positions at Continental AG and Keiper-Recaro GmbH. He also serves as the chairman of the board of directors of Sanitec and chairman of the board of directors of Sanitec International AG.

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

         MANUEL FRIAS was appointed as a member of our board of directors in May 2001. Mr. Frias also serves as Managing Director of BC Partners in charge of Luxembourg operations and is chairman of the board of directors of Pool Acquisition S.A. Mr. Frias joined BC Partners in 2000 from the private equity firm Clayton, Dubilier & Rice where he served as adviser in connection with various acquisition transactions, including the acquisition of the European and Asia Pacific businesses of Allied Pickfords by North America Van Lines. Prior to joining Clayton, Dubilier & Rice, Mr. Frias spent five years as chief financial officer with Kontron Instruments Holding N.V., the London based UK investment fund advised by BC Partners. Before joining Kontron Instruments, Mr. Frias spent 32 years with General Electric Company, most recently serving as vice president of General Electric Medical Systems Europe.

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

SANITEC OY

         The current members of the supervisory board of Sanitec are as follows:


NAME                                           DATE OF BIRTH      POSITION
----                                           -------------      --------
Berndt Brunow.............................     March 1950         Chairman of the supervisory board of Sanitec
Peter Koerfer-Schuen......................     March 1945         Member of the supervisory board of Sanitec
Jens Reidel...............................     June 1951          Member of the supervisory board of Sanitec
Stefano Mazzotti..........................     April 1964         Member of the supervisory board of Sanitec
Dr. Ulrich Woehr..........................     April 1934         Member of the supervisory board of Sanitec

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

         PETER KOERFER-SCHUEN was appointed as a member of the board of directors of Sanitec in March 2002. He has been managing director of Friedrich Grohe AG & Co. KG, now Grohe Water Technology AG & Co. KG, since 1991, and he is the chief executive officer of GROHE Aktiengesellschaft. He was transferred from the board of directors of Sanitec to the newly-formed supervisory board of Sanitec effective as of January 2003.

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

         DR. ULRICH WOEHR was appointed as a member of the board of directors of Sanitec in July of 2003. He is also chairman of the supervisory board of ATKON AG and a member of the supervisory board of GROHE Aktiengesellschaft.

         The current members of the board of directors of Sanitec are as follows:

NAME                                     DATE OF BIRTH         POSITION
----                                     -------------         --------
Dr. Rainer S. Simon......................March       1950      Chairman of the board of directors
Timo Lehto...............................January     1951      Director
Pertti Lehti.............................July        1958      Director

EXECUTIVE OFFICERS

         The executive officers of Sanitec are as follows:

NAME                                           DATE OF BIRTH         POSITION
----                                           -------------         --------
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

Johan Nilsson...........................       July     1960         Managing Director, Ifoe

Rob van Brug............................       April    1961         Managing Director, Sphinx

Marek Kukuryka..........................       March    1954         Managing Director, Kolo

Corrado Giovannetti.....................       May      1953         Managing Director, Italian operations

Alan Brown..............................       August   1955         Managing Director, Twyford

Robert Schafer
(until April 14, 2004)..................       August   1943         Managing Director, Evac

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

         JOHAN NILSSON was appointed as managing director of Ifoe, Sweden in 2000. Mr. Nilsson first joined Sanitec as the marketing director of Ifoe in 1993 and then spent three years with Sanitec Johnson Suisse in Malaysia. Before joining Sanitec, Mr. Nilsson spent two years with Mactec Control AB and five years with Trelleborg Industri AB.

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

         ROBERT SCHAFER was the managing director of Evac from March 2002 until April 14, 2004, when we sold Evac. Prior to joining Evac in 1999, Mr. Schafer worked for Sundstrand Aerospace where he held various positions including director of procurement, general manager of international aircraft programs and vice president and general manager of Sundstrand Transcom.

6.B.     COMPENSATION

         The members of our board of directors do not receive any compensation or pension benefits. Timo Lehto and Pertti Lehti receive compensation and pensions as members of the board of management of Sanitec. Dr. Rainer S. Simon receives compensation and a pension as chairman of the board of management of Sanitec International AG.

         The aggregate amount of compensation, including bonuses, paid in 2003 to the executive officers and management of Sanitec, Berndt Brunow, Rainer Simon, Rainer Bauer, Timo Lehto, Pertti Lehti, Corrado Giovannetti, Marek Kukuryka, Johan Nilsson, Rob van Brug, Jean-Nicholas Conroy, Alan Brown, Robert Schafer, Dr. Georg Wagner, Peter Koerfer-Schuen, Stefano Mazzotti, Jens Reidel and Ulrich Woehr was EUR3.0 million. As of December 31, 2003, their total accrued pension contributions amounted to EUR0.4 million.

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

6.C.     BOARD PRACTICES

         Pursuant to the articles of incorporation, the board of directors manages Sanitec International. The board must consist of a minimum of three members, and they are appointed at the annual general meeting of shareholders for a term not to exceed six years and may be reelected. Directors may be dismissed at any time by a shareholders' resolution at the annual general meeting. If a vacancy occurs on the board, the remaining directors may choose an interim director to fill the vacancy, by unanimous vote, which director will serve until the next meeting of shareholders at which meeting the shareholders will be asked to vote to ratify the nomination of the interim director. Sanitec International does not provide any benefits to members of its board of directors upon termination of service.

         Rainer Simon (chairman and managing director), Lino Berti, Pertti Lehti and Timo Lehto all were appointed on April 8, 2002. Manuel Frias was appointed on May 8, 2001. The current terms of all the directors will expire at the 2005 general meeting of shareholders.

         We do not have an audit committee or remuneration committee. Our board of directors approves audit and permissible non-audit services and our annual financial statements and otherwise fulfills the function of an audit committee.

6.D.     EMPLOYEES

         The following table sets forth information about our number of employees by business segment as of December 31, 2001, 2002 and 2003, respectively.


                                                                            As of December 31,
                                                                            ------------------
                                                        2001                      2002                        2003
                                                        ----                      ----                        ----
Bathroom products, including
  bathroom ceramics and bath and
  shower products.........................              8,243                   8,017                        7,623
Vacuum sewage systems.....................                303                     282                          254
                                                        -----                   -----                        -----
Total number of employees.................              8,546                   8,299                        7,877
                                                        -----                   -----                        -----

         During 2003 we did not suffer any significant work stoppages or strikes, and we consider our relations with our employees and their unions to be satisfactory.

6.E.     SHARE OWNERSHIP

         We have one shareholder of record, Sanitec International AG, which owns 100% of our outstanding shares. At the date of this annual report, members of the board of directors do not have any interest in Sanitec International, any of its subsidiaries or any of its shareholders. However, in the first half of 2003, certain members of senior management of the Sanitec group acquired approximately 4.9% of the shares in our parent company, Sanitec International AG. See note 23
l) to our consolidated financial statements.

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

         Funds advised by BC Partners, which funds we refer to as the BC funds, collectively are the largest shareholders in Pool Acquisition S.A., our ultimate parent company, with an ownership interest of approximately 78.6%. Since it was founded in 1986, BC Partners has advised seven private equity funds totaling approximately EUR5.9 billion. During this time, BC Partners has completed 55 European transactions with a total transaction value in excess of EUR24 billion.

         The second largest shareholder in Pool Acquisition S.A. is Teabar Capital Corporation, with an interest of approximately 7.8%. Teabar Capital Corporation is wholly-owned by the Ontario Teachers' Pension Plan Board, which additionally has an approximate 7% interest in the funds advised by BC Partners which invested in Sanitec. South Light Investment Pte Limited is the third largest shareholder in

Pool Acquisition S.A., with an interest of approximately 6.8%. South Light Investment Pte Limited is a subsidiary of the Government of Singapore Investment Corporation (Ventures) Pte Limited, which additionally has an approximate 7% interest in the BC funds which invested in Sanitec through another subsidiary, Euro Ventures Pte Limited. The fourth largest shareholder in Pool Acquisition S.A. is CDPQ Europe Inc., with an ownership interest of approximate 4.5%. CDPQ Europe Inc. additionally has an approximate 2.3% interest in the BC funds which invested in Sanitec.

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

         Effective March 28, 2002, Sanitec entered into a Service and Consultancy Agreement with Sanitec International AG whereby Sanitec International AG will assist Sanitec in developing a business strategy, implementing process improvements, and developing products and businesses. Sanitec International AG charges the costs related to such services plus an additional 5% to Sanitec. The agreement expires at the end of each financial year but is automatically extended for the following financial year unless terminated in writing by either party at least 60 days prior to the end of the initial or succeeding term. Sanitec International AG charged EUR7.6 million for services to the Sanitec group in 2003. The Sanitec group also charged Sanitec International AG EUR1.9 million in 2003 for certain administrative services. On December 31, 2003, the Sanitec group owed EUR0.9 million to Sanitec International AG.

         On December 31, 2001, the BC funds and other co-investors provided a EUR312.2 million shareholder loan to Pool Acquisition S.A. In connection with the issuance of the notes on May 7, 2002, Pool Acquisition S.A. on-lent the EUR312.2 million shareholder loan, which we refer to as shareholder on-loan 1, to Sanitec International. Concurrently, Sanitec International became a party to PIK on-loan 1 with Pool Acquisition S.A. Pursuant to these agreements, constituting subordinated indebtedness, Sanitec International had a total liability of EUR439.3 million to Pool Acquisition S.A. as of December 31, 2003, of which amount PIK on-loan 1 constituted EUR80.8 million, and shareholder on-loan 1 constituted EUR358.5 million including capitalized interest. The shareholder loan and shareholder on-loan 1 include accrued interest which is not payable until maturity. In 2003, the interest expense of the shareholder loan and shareholder on-loan 1 was EUR24.4 million. The interest expense of the Sanitec group to Pool Acquisition S.A. pursuant to PIK on-loan 1 was EUR10.1 million in 2003.

         CIE Management II Limited, or CIE, is a general partner of the BC funds. Sanitec paid CIE fees of EUR7.5 million and EUR5.5 million during the period from June 8 to December 31, 2001 and for the year ended December 31, 2002, respectively, for arranging the financing of the acquisition of Sanitec Oyj by Pool Acquisition Netherlands B.V. DP Deutsche Pool Beteiligungs GmbH, a company owned by one of the BC funds, BC European Capital VII-1, owed us EUR1.7 million as of December 31, 2003.

TRANSACTIONS WITH ASSOCIATES

         Our transactions with associated companies include services provided to, and purchased from associated companies in the ordinary course of business. Our policy is to use commercial terms similar to those used with our suppliers or customers of similar size and location for these transactions.

         Our purchases from associated companies totaled EUR0.2 million, EUR0.1 million, EUR0.2 million and EUR6.1 million in the periods from January 1 to June 7, 2001 and from June 8 to December 31, 2001 and for the years ended December 31, 2002 and 2003, respectively.

         Our net assets related to associated companies, consisting primarily of trade receivables and payables, totaled EUR(0.1) million, EUR(0.1) million, EUR1.1 million and EUR(0.2) million in the periods from January 1 to June 7, 2001 and from June 8 to December 31, 2001 and for the years ended December 31, 2002 and 2003, respectively.

         We held an interest of 25% in the company AWEK Industrial Ltd. through our subsidiary Evac International Ltd, which subsidiary we sold on April 14, 2004. We had capitalized patents that we purchased from AWEK amounting to EUR0.1 million, EUR0.3 million, EUR0.4 million and EUR0.2 million in the periods from January 1 to June 7, 2001 and from June 8 to December 31, 2001 and in the years ended December 31, 2002 and 2003, respectively.

OTHER RELATED PARTY TRANSACTIONS

         The BC funds collectively are also the largest principal shareholders of GROHE Aktiengesellschaft, owning over a 38% interest in Grohe. In addition, Dr. Rainer S. Simon, our director, was a managing director of Grohe until March 2002 and currently is a member of the supervisory board of Grohe, and Peter Koerfer-Schuen, a director of Sanitec, is a managing director of Grohe. During 2001, 2002 and 2003 we purchased from Grohe various bathroom products for the aggregate total amount of approximately EUR0.8 million, EUR1.3 million and EUR1.7 million, respectively. We believe that the prices which we paid for these products were no more favorable than what we would have paid to an unrelated third party.

7.C.     INTERESTS OF EXPERTS AND COUNSEL

         Not applicable.

ITEM 8.  FINANCIAL INFORMATION

8.A.     CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

8.A.1.  TO 8.A.4.

         Please refer to Item 18 "Financial Statements" and to pages F-2 to F-86.

8.A.5.

         Not applicable.

8.A.6.   EXPORT SALES

         For the year ended December 31, 2003, our sales to third parties located in countries other than those where we have production facilities accounted for EUR101.6 million, or 10.7% of our total consolidated net sales.

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

10.B.2.  DIRECTORS' POWERS

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

         Shareholders vote on directors' compensation at the general meeting of shareholders. We do not permit our directors to borrow from us.

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

         Pursuant to our articles of incorporation, the following transactions require prior shareholder approval by vote at a general meeting of shareholders:

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

10.B.4.  CHANGE OF RIGHTS OF HOLDERS

         The rights of our shareholders only can be changed through an amendment of our articles of incorporation at a general meeting of shareholders. Resolutions at a general meeting amending the rights of shareholders are not valid unless holders representing at least 50% of our share capital are present, and a two-thirds majority of all shares present or represented votes in favor of the amendment. These rights are identical to those that Luxembourg law requires. The amendment must be notarized and must be published in the Luxembourg Official Gazette (MEMORIAL, RECUEIL DES SOCIETES ET ASSOCIATIONS).

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

         As of December 31, 2003, the total amount outstanding under the senior credit facility was EUR457.0 million. As of December 31, 2003, there were no outstanding draws on the revolving facility.

         On April 21, 2004, we made a partial repayment of the senior credit facility in the amount of EUR46.4 million using the proceeds from the sale of our Evac vacuum technology business.

         A summary of the terms of the senior credit facility are set out below:

                                         AMOUNT
FACILITY                                 DRAWN               MARGIN(1)                MATURITY
--------                                 -----               ---------                --------
Term A facility................          EUR241.4             2.25%(2)             April 26, 2008
Term B facility................          EUR107.8             2.75%                April 26, 2009
Term C facility................          EUR107.8             3.25%                April 26, 2010
Revolving facility.............              --               2.25%(2)             April 26, 2008

----------
(1) The base rate for all the senior facilities is Euribor, if the amount owing is in Euro, otherwise Libor. In addition, the borrower must pay compensation to the lenders for compliance with requirements to maintain adequate reserves, where applicable.

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

COVENANTS

         The senior credit facility contains customary operating and financial covenants, including:

o the requirement that the ratios of Total Net Debt to Consolidated Adjusted EBITDA, as of the end of each financial quarter during the following periods, calculated on a Rolling Basis, be no more than the following:

Period                                                Ratio
------                                                -----
April 1, 2004 - June 30, 2004                         4.25
July 1, 2004 - September 30, 2004                     4.00
October 1, 2004 - September 30, 2005                  3.50
October 1, 2005 - September 30, 2006                  3.00
October 1, 2006 - September 30, 2007                  2.75
October 1, 2007 - September 30, 2008                  2.50
October 1, 2008 - September 30, 2009                  2.00
October 1, 2009 - September 30, 2010                  2.00

o the requirement that the ratios of Total Net Senior Debt to Consolidated Adjusted EBITDA, as of the end of each financial quarter during the following periods, calculated on a Rolling Basis, be no more than the following:

                        Period                                          Ratio
                        ------                                          -----
                        October 1, 2003 - September 30, 2004            2.75
                        October 1, 2004 - September 30, 2005            2.25
                        October 1, 2005 - September 30, 2006            2.00
                        October 1, 2006 - September 30, 2007            1.50
                        October 1, 2007 - September 30, 2008            1.00
                        October 1, 2008 - September 30, 2009            1.00
                        October 1, 2009 - September 30, 2010            1.00

o the requirement that the ratios of Consolidated Adjusted EBITDA to Consolidated Cash Net Finance Charges, as of the end of each financial quarter during the following periods, calculated on a Rolling Basis, be no less than the following:


                        Period                                          Ratio
                        ------                                          -----
                        October 1, 2003 - September 30, 2005            2.50
                        October 1, 2005 - September 30, 2006            3.00
                        October 1, 2006 - September 30, 2010            3.50

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

o the requirement that the Sanitec group shall not in any financial year incur Capital Expenditures in excess of the following amounts:

                           Period                                  Amount
                           ------                                  ------
                                                           (in millions of Euro)
                           December 31, 2004                          60
                           December 31, 2005                          60
                           December 31, 2006                          60
                           December 31, 2007                          65
                           December 31, 2008                          70
                           December 31, 2009                          70
                           December 31, 2010                          70


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

REPORTS

         The indenture requires us to furnish to the holders of the notes and the trustee and to make available to potential investors:

(1) within 120 days after the end of our fiscal year, information substantially identical to that which would be required to be included in an Annual Report on Form 20-F by a foreign private issuer subject to the US Exchange Act;

(2) within 60 days after the end of each of the first three fiscal quarters in each of our fiscal years, all quarterly financial statements that would be required by Form 10-Q (in Finnish GAAP) if we were required to prepare and file such form; and

(3) within the time periods applicable to each item set forth in Form 8-K and in accordance with the general instructions thereto, all information that would be required by Form 8-K if we were required to prepare and file such form.

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

PIK LOAN, PIK ON-LOAN 1 AND PIK ON-LOAN 2

         Pool Acquisition S.A., our ultimate parent company, is the borrower under a PIK loan. As at December 31, 2003, the total amount outstanding under the PIK loan was EUR80.8 million. Pursuant to PIK on-loan 1, Pool Acquisition lent the proceeds of the PIK loan to us, and we on-lent the proceeds to Sanitec, pursuant to PIK on-loan 2. The PIK loan bears interest on a daily basis at a rate compounded semi-annually and will mature after the date of the notes. The interest rate for each semi-annual interest period is the sum of (a) the yield to closest future optional redemption date, call-date or maturity date under the notes on the first business day of such interest period plus (b) 3%, provided, however, that at no time shall the aggregate of (a) and (b) above be below 12% or above 16%. The yield referred to in the preceding sentence under (a) shall be calculated (1) on the basis of a non-call five year structure and (2) the mid-price of the notes quoted by the lender under the PIK loan on the first day of each interest period. No cash interest is payable under the PIK loan. The interest rate on PIK on-loan 1 is equal to or greater than the interest rate on the PIK loan, and the interest rate on PIK on-loan 2 is equal to or greater than the interest rate on PIK on-loan 1. Interest on the PIK on-loan 1 and on the PIK on-loan 2 will accrue in the form of accretion of additional principal amount, and no cash interest will be payable until maturity.

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

SHAREHOLDER LOAN, SHAREHOLDER ON-LOAN 1 AND SHAREHOLDER ON-LOAN 2

         Pool Acquisition S.A. is the borrower under a shareholder loan. Pursuant to shareholder on-loan 1, Pool Acquisition S.A. lent the proceeds of the shareholder loan to us, and we on-lent the proceeds to Sanitec, pursuant to shareholder on-loan 2. As at December 31, 2003, the total amount outstanding under the shareholder loan was EUR358.5 million. The shareholder loan bears interest at a rate of 7.125% per year and matures on April 25, 2016. The interest rate on shareholder on-loan 1 is equal to or greater than the interest rate on the shareholder loan, and the interest rate on shareholder on-loan 2 is equal to or greater than the interest rate on shareholder on-loan 1. The principal and interest payments under the shareholder loan are not due prior to the repayment of all amounts outstanding under the senior credit facility and, subject to the limitations regarding restricted payments under the indenture governing the notes. Shareholder on-loan 1 and shareholder on-loan 2 will mature no earlier than the maturity date of the shareholder loan. Except at permitted by the indenture covenant regarding the limitation of restricted payments, so long as any part of the notes or additional notes remains unpaid or undischarged, we may not make any payment or prepayment of interest or principal (whether in cash, by way of transfer of assets or otherwise) on account of, or grant any security in respect of, the shareholder on-loan 1 (whether by way of cash, loan or otherwise) nor can Pool Acquisition S.A. demand or receive any such payment pr security or commence proceedings against us or take any action in respect of the shareholder on-loan 1 other than under certain exceptions described in "-- Subordination" below. Except as permitted by the indenture, so long as any part of the indebtedness under the senior credit facility remains unpaid or undischarged, Sanitec will not make any prepayment or payment of principal (whether in cash, by way of transfer of assets or otherwise) on account of, or grant any security in respect of, the shareholder on-loan 2 (whether by way of cash, loan or otherwise), nor can we demand or receive any such payment or security or to commence any proceedings or take any action in respect of the shareholder on-loan 2 other than under certain exceptions as described in "-- Subordination".

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

         Should any foreign tax be withheld, the amount withheld and any additional amounts, as described in Item 10.C. "Material Contracts -- The Indenture -- Additional amounts", paid to you will be included in your gross income. Foreign withholding tax paid at the rate applicable to a US holder would be treated as foreign income tax eligible for credit against your US federal income tax liability, subject to limitations and conditions, or at your election, eligible for deductions in computing your taxable income. You should consult your tax advisers regarding the creditability or deductibility of any withholding taxes. You should treat the gross amount of additional amounts as ordinary income at the time such amount is received or accrued in accordance with your method of tax accounting. Any such additional amounts generally would constitute foreign source income and should be translated into the US dollar value in accordance with the rules governing interest as described above.

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

         When you sell or exchange an exchange note, or if an exchange note that you hold is retired, you will generally recognize gain or loss equal to the difference between the amount you realize on the transaction, less any accrued interest, which will be subject to tax in the manner described above under "-- Interest on the Notes" and your tax basis in the exchange note. If you sell or exchange a note for Euro, or receive Euro on the retirement of an exchange note, the amount you will realize for US tax purposes generally will be the dollar value of the Euro which you receive calculated at the exchange rate in effect on the date the exchange note is disposed of or retired. If you dispose of an exchange note that is traded on an established securities market and you are a cash method US holder (or if you are an accrual method holder that makes a special election), you will determine the US Dollar value of the amount realized by translating the amount at the spot rate of exchange on the settlement date of the sale, exchange or retirement.

         The special election available to you if you are an accrual method taxpayer in respect of the purchase and sale of notes traded on an established securities market, which is discussed in the two preceding paragraphs, must be applied consistently to all debt instruments from year to year and cannot be changed without the consent of the US Internal Revenue Service.

         Except as discussed below with respect to foreign currency gain or loss, the gain or loss that you recognize on the sale, exchange or retirement of an exchange note will generally be a capital gain or loss. The gain or loss on the sale, exchange or retirement of an exchange note will be a long-term capital gain or loss if you have held the exchange note for more than one year on the date of disposition. Net long-term capital gain recognized by an individual US holder generally will be subject to a maximum tax rate of 15%. The ability of a US holder to offset capital losses against ordinary income is limited.

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

CHANGES IN THE EUROPEAN UNION "SAVINGS DIRECTIVE"

         On June 3, 2003, the Council of the European Union adopted the "Council directive on taxation of savings income in the form of interest payments", which we refer to as the EU Savings Directive. Under the EU Savings Directive, in the case of interest payments to individuals, the paying agent in the EU member state or independent or associated territories of EU member states other than where the beneficial owner resides, will be required to supply information concerning the interest payments to the competent authority of its EU member state, the information reporting system, or (in certain jurisdictions) levy a withholding tax, the withholding system. Under the information reporting system, the reported information includes the identity and residence of the beneficial owner, the name and address of the paying agent as well as the beneficial owners account number (or identification number of the security) and information concerning the interest payment. The competent authority of the EU member state of the paying agent then must transmit this information to the competent authority of the EU member state of residence of the beneficial owner.

         The information reporting system may not be applied by Austria, Belgium and Luxembourg. During a transition period, Austria, Belgium and Luxembourg, will be obligated, in lieu of the information reporting system, to introduce a withholding tax on interest of 15% from 2005 through 2007, 20% from 2008 through 2010 and 35% beginning in 2011. However, during the transition period, paying agents in Austria, Belgium and in Luxembourg paying interest to beneficial owners of our notes who are (1) natural persons and (2) resident in a EU member state other than the state in which the paying agents reside, need not deduct withholding tax from the interest payments if the beneficial owner provides to the respective paying agent (1) a declaration expressly authorizing the paying agent to report the required information to the competent authority in the EU member state where the paying agent resides or (2) a document issued by the competent authority of the EU member state where the beneficial owner resides for tax purposes indicating the beneficial owners name, address, tax or other identification number or, if not available, date and location of birth of the beneficial owner, the name and address of the paying agent and the account number of the beneficial owner or, where there is none, the identification number of the security. Austria, Belgium and Luxembourg are free to choose whether they provide for one or both of the above procedures.

         The EU Savings Directive takes effect on January 1, 2005, provided that Andorra, Liechtenstein, Monaco, San Marino, Switzerland and some other dependent and associated overseas areas of EU member states have agreed on enacting corresponding rules, i.e. either the application of the withholding or the reporting obligations. On June 30, 2004, at the latest, the Council of the European Union will decide whether such conditions will be met for the EU Savings Directive to enter into force by January 1, 2005. If the Council determines that such conditions will not be met, it will adopt a new effective date.

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

         The table below provides, as at December 31, 2003, information about our financial instruments that are sensitive to changes in interest rates, including debt obligations, interest rate swaps and interest rate options. For debt obligations, the table presents principal cash flows by expected maturity dates and related weighted average interest rates. For interest rate swaps, the table presents notional amounts and weighted average interest rates by expected (contractual) maturity dates. For interest rate options, the table shows contract amounts and respective average strike rates.

          SANITEC
      INTERNATIONAL S.A.            2004       2005       2006        2007       2008      THEREAFTER        TOTAL
      ------------------            ----       ----       ----        ----       ----      ----------        -----
                                        (IN MILLIONS OF EURO EXCEPT PERCENTAGES)
LIABILITIES:
Long-term debt:
   Senior loan.............        36.6        48.2      58.2        67.2       93.1         153.7          457.0
   Weighted av. rate.......         4.8%        4.8%      4.8%        4.8%       4.8%          5.1%           5.0%
   PIK loan................         --        --         --          --          --           80.8           80.8
   Rate....................         --        --         --          --          --           13.8%          13.8%
   Weighted av. rate.......         4.8%        4.8%      4.8%        4.8%       4.8%          8.1%           6.3%

INTEREST RATE SWAPS:
   Variable to fixed.......        50.0      108.4      200.0        --          --           --            358.4
   Average pay rate........         4.1%       4.3%       4.0%       --          --           --              4.1%

INTEREST RATE OPTIONS:
   Sold floors.............        50.0       --         --          --          --           --             50.0
   Weighted av. strike.....         2.8%      --         --          --          --           --              2.8%
   Bought caps.............        50.0       --         --          --          --           --             50.0
   Weighted av. strike.....         4.5%      --         --          --          --           --              4.5%

         Assuming our average interest rates increased by 1%, our debt service would increase by approximately EUR0.6 million, EUR0.9 million, EUR1.5 million and EUR2.8 million for 2004, 2005, 2006 and 2007, respectively.

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

                          CURRENCY DISTRIBUTION IN 2003

                  CURRENCY                   INVOICED SALES      OPERATING COSTS
                  --------                   --------------      ---------------
                                                            (IN %)
EUR.....................................           60.7                 69.0
GBP.....................................           11.8                  7.9
SEK.....................................            7.0                 12.3
PLN.....................................            5.2                  4.8
USD.....................................            4.3                  2.5
Other...................................           11.0                  3.5
                                                  -----                -----
Total...................................          100.0                100.0
                                                  =====                =====

         The table below provides information, as at December 31, 2003, about our significant derivative financial instruments that are sensitive to changes in foreign currency exchange rates and their respective fair values, including carrying amounts. In the table below, the pro forma information reflects the absolute change in the estimated fair value of our foreign exchange forwards assuming the foreign exchange rates change by 10%. Our foreign exchange forward contracts generally do not exceed one year.

                       FOREIGN CURRENCY FORWARD CONTRACTS

                                                                                              PRO FORMA CHANGE
               CURRENCY                     NOTIONAL AMOUNT         FAIR VALUE AMOUNT            IN VALUES
               --------                     ---------------         -----------------            ---------
                                                                    (IN MILLIONS OF EURO)
DKK......................................         21.9                    21.9                      2.0
GBP......................................         17.2                    17.3                      1.6
NOK......................................         17.1                    17.3                      1.6
SEK......................................         54.6                    54.6                      5.0
USD......................................         14.6                    15.5                      1.1
Others...................................         47.4                    47.9                      4.2
                                                 -----                   -----                     ----
Total....................................        172.8                   174.5                     15.5
                                                 =====                   =====                     ====

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

         Not applicable.

ITEM 15.          CONTROLS AND PROCEDURES

         We have performed an evaluation of the effectiveness of our disclosure controls and procedures. We designed our disclosure controls and procedures to ensure that the material financial and non-financial information required to be disclosed in Form 20-F and filed with the Securities and Exchange Commission is recorded, processed, summarized and reported timely. We performed this evaluation with the participation of our key senior management, under the supervision of our board of directors and our principal executive officer, Rainer S. Simon, and our principal financial officer, Timo Lehto. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable, rather than absolute, assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the foregoing, our management, including our principal executive officer and our principal financial officer, concluded that our disclosure controls and procedures were effective as of December 31, 2003.

         There have been no significant changes in our internal controls or in other factors that could significantly affect internal controls subsequent to the date of the evaluation. Therefore, we have not taken any corrective actions.

ITEM 16A.         AUDIT COMMITTEE FINANCIAL EXPERT

         Our board of directors, which fulfills the function of our audit committee, has determined that Timo Lehto, a member of the board and our Chief Financial Officer, qualifies as the financial expert of the board. However, since Timo Lehto is our Chief Financial Officer, he is not independent.

ITEM 16B.         CODE OF ETHICS

         We have adopted a code of ethics that applies to our Chief Executive Officer, Chief Financial Officer, Principal Accounting Officer and Principal Controlling Officer. We have filed this code of ethics as Exhibit 11.1 to this annual report.

ITEM 16C.         PRINCIPAL ACCOUNTANT FEES AND SERVICES

         KPMG Wideri Oy Ab and its affiliates in the United States have acted as our independent auditors for 2003 and 2002.

         AUDIT FEES

         KPMG billed us approximately EUR1.3 million and EUR1.8 million for audit services for 2003 and 2002, respectively. Audit fees include audit of annual financial statements and services rendered in statutory and regulatory filings including the review of documents filed with SEC.

         AUDIT-RELATED FEES

         KPMG billed us approximately EUR0.1 million and EUR0.1 million for audit-related services for 2003 and 2002, respectively. Audit-related fees related primarily to fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements, or that the external auditor traditionally performs and include, for example, due diligence reviews related to disposal of activities.

         TAX FEES

         KPMG billed us approximately EUR1.8 million and EUR0.8 million for tax services for 2003 and 2002, respectively. Tax services related primarily to tax compliance including preparation of original and amended tax returns and claims for refund, tax consultation and tax planning services.

         ALL OTHER FEES

         KPMG billed us approximately EUR0.1 million and EUR0.1 million for other services for 2003 and 2002, respectively. Other services fees related primarily to special investigations in certain of our subsidiaries.

         PRE-APPROVAL POLICIES

         We do not have an audit committee. Our board of directors approves our annual financial statements and the performance by our auditors of audit and permissible non-audit services and otherwise fulfills the function of an audit committee.

ITEM 16D.         EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

         Not applicable.

ITEM 16E.         PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED
                  PURCHASERS

         Not applicable.

                                    PART III

ITEM 17.          FINANCIAL STATEMENTS

         We have responded to Item 18 in lieu of responding to this Item.

ITEM 18.          FINANCIAL STATEMENTS

                                                                        Page
                                                                        ----

         Independent Auditor's Reports                             F-2 and F-86

         Consolidated Financial Statements                             F-3

ITEM 19.          EXHIBITS

         The following is a list of all exhibits filed as a part of this Annual Report on Form 20-F:

          Exhibit                      Description
          -------                      -----------
            1.1                        *Articles of Association of Sanitec International S.A.

            2.1                        *Indenture, dated as of May 7, 2002, by and among Sanitec International S.A.
                                       and The Bank of New York.

            2.2                        *Form of Exchange Note.

            4.1                        *Purchase Agreement, dated as of April 30, 2001, by and among Sanitec
                                       International S.A., Goldman Sachs International, S.A, Merrill Lynch
                                       International, and Bayerische Hypo- und Vereinsbank AG.

            4.2                        *Paying Agency Agreement, dated May 7, 2002, between Sanitec International
                                       S.A., The Bank of New York and The Bank of New York (Luxembourg) S.A.

            4.3                        *Registration Rights Agreement, dated May 7, 2002, among Sanitec
                                       International S.A., Goldman Sachs International, S.A. and Merrill Lynch
                                       International, and Bayerische Hypo- und Vereinsbank AG.

            4.4                        *Senior Notes Loan Agreement, dated May 7, 2002, between Sanitec
                                       International S.A. and Sanitec Oy.

            4.5                        *Intercompany On-Loans Subordination Agreement, dated May 7, 2002, among
                                       Pool Acquisition S.A., Sanitec International S.A. and The Bank of New York.

            4.6                        *Amendment Agreement Relating to a Senior Notes Loan Subordination Agreement
                                       dated 14 December 2001, dated May 7, 2002, among Pool Acquisition
                                       Netherlands B.V., Sanitec International S.A., Sanitec Oy and Bayerische
                                       Hypo- und Vereinsbank AG, London Branch and The Bank of New York.



            4.7                        *Shareholder Loan Transfer and Assumption Agreement, dated May 6, 2002, among the investors named therein, Sanitec Oy, Sanitec International S.A.
                                       and Pool Acquisition S.A.

            4.8                        *Loan Facility Agreement, dated May 6, 2002, between Pool Acquisition S.A.
                                       and the investors named therein.

            4.9                        *Luxembourg Shareholder Loan Facility Agreement, dated May 6, 2002, between
                                       Sanitec International S.A. and Pool Acquisition S.A.

            4.10                       *Finnish Shareholder Loan Facility Agreement, dated May 6, 2002, between
                                       Sanitec Oy and Sanitec International S.A.

            4.11                       *PIK On-Loan Transfer and Assumption Agreement, dated May 6, 2002, among
                                       Pool Sub-Financing Helsinki Oy, Pool Financing Helsinki Oy, Sanitec Oy,
                                       Sanitec International S.A., Pool Acquisition S.A. and Bayerische Hypo- und
                                       Vereinsbank AG.

            4.12                       *PIK On-Loan Agreement I, dated, May 6, 2002, between Pool Acquisition S.A.
                                       and Sanitec International S.A.

            4.13                       *PIK On-Loan Agreement II, dated May 6, 2002, between Sanitec International
                                       S.A. and Sanitec Oy.

            4.14                       *Subordination Agreement, dated May 7, 2002, among Sanitec Oy, Pool Financing
                                       Helsinki Oy, Bayerische Hypo- und Vereinsbank AG, London Branch, Pool
                                       Sub-Financing Helsinki Oy, Pool Acquisition Netherlands, B.V., Pool
                                       Acquisition Luxembourg I S.A., Lux Newco II, German NewCo, The Bank of New
                                       York and Others.

            4.15                       *Senior Multicurrency Term Loan and Revolving Credit Facilities Agreement,
                                       dated as of April 26, 2001, by and among Pool Acquisition Helsinki Oy, Pool
                                       Financing Helsinki Oy, Bayerische Hypo- and Vereinsbank AG, as arranger and underwriter, Bayerische Hypo- und Vereinsbank AG, London Branch, as fronting bank, and Bayerische Hypo- und Vereinsbank AG, London Branch, as facility agent and security agent, among others, together with the amendments thereto.

            4.16                       *Deed of Pledge, dated May 7, 2002, between Sanitec International S.A. and the Bank of New York.

            4.17                       Sale and Purchase Agreement, dated March 15, 2004, by and among Sanitec Oy and Zodiac SA.

            8.1                        List of all subsidiaries of Sanitec International S.A.

           11.1                        Code of ethics.

           12.1                        Certifications pursuant to Rule 15d-14(a) under the Exchange Act.



           13.1                        Certifications pursuant to Rule 15d-14(b) under the Exchange Act.

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

                                          SANITEC INTERNATIONAL S.A.



                                          By: /s/ Rainer S. Simon
                                              --------------------------------
                                          Name:   Rainer S. Simon
                                          Title:  Principal Executive Officer


                                          By: /s/ Timo Lehto
                                              --------------------------------
                                          Name:   Timo Lehto
                                          Title:  Principal Financial Officer

Dated:   April 28, 2004

                           SANITEC INTERNATIONAL S.A.

                          INDEX TO FINANCIAL STATEMENTS

                                                                                                           PAGE
                                                                                                           ----
SANITEC INTERNATIONAL S.A. *
     Independent Auditor's Report......................................................................     F-2
     Consolidated Statement of Operations of Sanitec Oyj for the period from January 1, 2001 to June 7,
         2001, Consolidated Statement of Operations of Pool Acquisition Netherlands, B.V. for the
         period from June 8, 2001 to December 31, 2001 and Consolidated Statements of Operations of
         Sanitec International S.A. for the years ended December 31, 2002 and December 31, 2003........     F-3
     Consolidated Balance Sheet of Sanitec Oyj as of June 7, 2001, Consolidated Balance Sheet of Pool
         Acquisition Netherlands, B.V. as of December 31, 2001 and Consolidated Balance Sheets of
         Sanitec International S.A. as of December 31, 2002 and December 31, 2003......................     F-4
     Consolidated Statement of Cash Flows of Sanitec Oyj for the period from January 1, 2001 to June 7, 2001,
         Consolidated Statement of  Cash Flows of Pool Acquisition Netherlands, B.V. for the period from June 8, 2001 to December 31, 2001 and Consolidated Statements of Cash Flows of Sanitec
         International S.A. for the years ended December 31, 2002 and December 31, 2003................     F-6
     Notes to the Consolidated Financial Statements....................................................     F-7

SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY*
     Independent Auditor's Report......................................................................    F-86
     Consolidated Statement of Operations of Sanitec Oyj for the period from January 1, 2001 to June 7,
         2001, and Consolidated Statements of Operations of Sanitec Oy, formerly Pool Acquisition
         Helsinki Oy, for the period from June 8, 2001 to December 31, 2001 and for the years ended
         December 31, 2002 and December 31, 2003.......................................................    F-87
     Consolidated Balance Sheet of Sanitec Oyj as of June 7, 2001, and Consolidated Balance Sheets of
         Sanitec Oy, formerly Pool Acquisition Helsinki Oy, as of December 31, 2001 and as of December
         31, 2002 and December 31, 2003................................................................    F-88
     Consolidated Statement of Cash Flows of Sanitec Oyj for the period from January 1, 2001 to June 7,
         2001, and Consolidated Statements of Cash Flows of Sanitec Oy, formerly Pool Acquisition
         Helsinki Oy, for the period from June 8, 2001 to December 31, 2001 and for the years ended
         December 31, 2002 and December 31, 2003.......................................................    F-90
     Notes to the Consolidated Financial Statements....................................................    F-91


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

                           SANITEC INTERNATIONAL S.A.

                          INDEPENDENT AUDITOR'S REPORT

To the Shareholders and Board of Directors of Sanitec International S.A.

We have audited the accompanying consolidated balance sheets of Sanitec Oyj and subsidiaries ("Sanitec") as of June 7, 2001 and the consolidated balance sheets of Sanitec International S.A. and subsidiaries ("the Group", formerly Pool Acquisition Netherlands B.V.) as of December 31, 2001, December 31, 2002 and December 31, 2003 and the related consolidated profit and loss accounts and consolidated cash flow statements of Sanitec for the period from January 1, 2001 to June 7, 2001 and of the Group for the period from June 8, 2001 to December 31, 2001 and for the years ended December 31, 2002 and December 31, 2003. These consolidated financial statements are the responsibility of Sanitec's and the Group's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sanitec as of June 7, 2001 and of the Group as of December 31, 2001, December 31, 2002 and December 31, 2003 and the results of operations and cash flows of Sanitec for the period from January 1, 2001 to June 7, 2001 and for the Group for the period from June 8, 2001 to December 31, 2001 and for the years ended December 31, 2002 and December 31, 2003 in conformity with accounting principles generally accepted in Finland.

Accounting principles generally accepted in Finland vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 23 to the consolidated financial statements.

KPMG WIDERI OY AB
Helsinki, April 22, 2004



Sixten Nyman
AUTHORIZED PUBLIC ACCOUNTANT

                           SANITEC INTERNATIONAL S.A.

                      CONSOLIDATED STATEMENTS OF OPERATIONS

          (AMOUNTS IN MILLIONS OF EURO EXCEPT PER SHARE AND SHARE DATA)

                                                          PREDECESSOR                          SUCCESSOR
                                                          -----------                          ---------
                                                                               POOL
                                                                            ACQUISITION
                                                          SANITEC OYJ      NETHERLANDS B.V.     SANITEC INTERNATIONAL S.A.
                                                          -----------      ----------------     --------------------------
                                                          PERIOD FROM
                                                          JANUARY 1 -        PERIOD FROM       YEAR ENDED       YEAR ENDED
                                                            JUNE 7,           JUNE 8 -        DECEMBER 31,     DECEMBER 31,
                                               NOTES         2001         DECEMBER 31, 2001       2002             2003
                                               -----         ----         -----------------       ----             ----
Net sales ...................................    2            446.9            547.6              985.4            951.1
Other operating income.......................    4              3.1              8.6                7.5              7.9
Operating Expenses:
    Cost of products sold--materials and
       consumables...........................                (130.3)          (176.4)            (308.8)          (299.1)
    Personnel................................    5           (137.8)          (166.4)            (299.5)          (283.7)
    Outside services.........................                 (42.0)           (52.3)             (94.6)           (88.0)
    Depreciation and amortization............  2, 6           (25.7)           (51.0)             (95.5)           (92.2)
    Other operating expenses.................                 (83.8)           (71.6)            (142.4)          (146.6)
                                                           --------            -----             ------           ------
Operating profit.............................                  30.4             38.5               52.1             49.4
Other income (expenses):
Equity in income (loss) of associated
    companies................................                  (0.5)             0.8                0.5              1.9
Other income and expenses, net...............    7             (6.7)           (40.8)            (100.4)           (92.8)
                                                           --------            -----             ------           ------
Income (loss) before income taxes, minority
    interests, and extraordinary items ......                  23.2             (1.5)             (47.8)           (41.5)
Income taxes.................................    9             (8.5)           (13.2)             (26.4)           (24.6)
Minority interests...........................                    --             (0.2)              (0.6)            (0.5)
                                                           --------            -----             ------           ------
Income (loss) before extraordinary items.....                  14.7            (14.9)             (74.8)           (66.6)
Extraordinary items..........................    8             (1.4)            (2.3)               --             (18.8)
                                                           --------            -----             ------           ------
Net income (loss)............................                  13.3            (17.2)             (74.8)           (85.4)
                                                           ========            =====             ======           ======
Basic and diluted earnings per share
    from continuing operations before
    extraordinary items......................                   0.2            n/a                n/a              n/a
                                                           ========            =====             ======           ======
Effect of extraordinary items................                    --            n/a                n/a              n/a
                                                           ========            =====             ======           ======
Basic and diluted earnings per share.........                   0.2            n/a                n/a              n/a
                                                           ========            =====             ======           ======
Weighted average number of shares (1,000)....              62,209              n/a                n/a              n/a
                                                           ========            =====             ======           ======


         See accompanying notes to the consolidated financial statements

                           SANITEC INTERNATIONAL S.A.

                           CONSOLIDATED BALANCE SHEETS

                          (AMOUNTS IN MILLIONS OF EURO)

                                                             PREDECESSOR                       SUCCESSOR
                                                             -----------                       ---------
                                                                                 POOL
                                                                             ACQUISITION
                                                             SANITEC OYJ   NETHERLANDS B.V.    SANITEC INTERNATIONAL S.A.
                                                             -----------   ----------------    --------------------------

                                                                 AT               AT               AT              AT
                                                               JUNE 7,       DECEMBER 31,     DECEMBER 31,    DECEMBER 31,
                                                   NOTES        2001             2001             2002            2003
                                                   -----        ----             ----             ----            ----
ASSETS
Fixed assets and other long-term investments       10
Intangible assets, net:
    Goodwill.................................                    186.3            769.6           721.5            655.5
    Other intangible assets..................                      9.7             31.6            45.1             40.4
                                                                 -----            -----           -----            -----
                                                                 196.0            801.2           766.6            695.9
                                                                 -----            -----           -----            -----

Property, plant and equipment, net                 2, 10
    Land.....................................                     54.0             52.5            73.1             68.4
    Buildings................................                     99.5             97.1           111.0             98.9
    Machinery and equipment..................                    121.1            104.7           100.9             90.3
    Other tangible assets....................                      6.1              6.7             6.2              7.5
    Advances paid and construction in progress                    17.7             15.8            11.2             10.0
                                                                 -----            -----           -----            -----
                                                                 298.4            276.8           302.4            275.1
                                                                 -----            -----           -----            -----

Long-term investments and receivables              10, 19
    Investment securities....................                      1.3              1.0             0.8              0.3
    Other receivables........................                      8.1              9.6             9.2             10.3
                                                                 -----            -----           -----            -----
                                                                   9.4             10.6            10.0             10.6
                                                                 -----            -----           -----            -----

Investments in associated companies..........      10, 20         42.5             41.7            33.8             23.6
                                                                 -----            -----           -----            -----
Total fixed assets and other long-term
    investments..............................                    546.3          1,130.3         1,112.8          1,005.2
                                                                 -----            -----           -----            -----

Current assets:
Inventories:
    Finished goods...........................                     91.9             85.8            78.2             82.0
    Work in progress.........................                     20.6             17.3            21.9             20.5
    Raw material.............................                     61.9             58.9            56.5             58.5
                                                                 -----            -----           -----            -----
                                                                 174.4            162.0           156.6            161.0
                                                                 -----            -----           -----            -----

Trade accounts receivable....................                    201.1            161.1           154.5            145.8
Loans receivable.............................        19            1.5              6.4             6.0              5.9
Prepaid expenses and accrued income..........        11           36.2             41.4            22.1             19.9
Deferred tax assets..........................        9             5.3              5.5            --               --
Other current assets.........................                      9.1             16.2            14.4             19.4
Cash and cash equivalents....................        19           21.1             68.0            34.6             50.8
                                                                 -----            -----           -----            -----
                                                                 274.3            298.6           231.6            241.8
                                                                 -----            -----           -----            -----
Total current assets.........................                    448.7            460.6           388.2            402.8
                                                                 -----            -----           -----            -----

TOTAL ASSETS.................................                    995.0          1,590.9         1,501.0          1,408.0
                                                                 =====            =====           =====            =====


         See accompanying notes to the consolidated financial statements

                           SANITEC INTERNATIONAL S.A.

                           CONSOLIDATED BALANCE SHEETS

                          (AMOUNTS IN MILLIONS OF EURO)

                                                             PREDECESSOR                         SUCCESSOR
                                                             -----------                         ---------
                                                                             POOL ACQUISITION
                                                             SANITEC OYJ     NETHERLANDS B.V.      SANITEC INTERNATIONAL S.A.
                                                             -----------     ----------------      --------------------------
                                                                  AT                                  AT               AT
                                                               JUNE 7,              AT           DECEMBER 31,     DECEMBER 31,
                                                   NOTES         2001       DECEMBER 31, 2001        2002             2003
                                                   -----         ----       -----------------        ----             ----
SHAREHOLDERS' EQUITY AND LIABILITIES
    Shareholders' equity:                            12
    Share capital............................                    64.9              30.0               10.0             10.0
    Share premium funds......................                    90.5             120.0              140.1            140.1
    Other reserves...........................                    25.3               0.2               (9.6)           (18.8)
    Retained earnings (deficit)..............                   181.4              (1.1)             (25.0)          (111.5)
    Net income (loss) for the period.........                    13.3             (17.2)             (74.8)           (85.4)
                                                                -----             -----               ----            -----
Total shareholders' equity...................                   375.4             131.9               40.7            (65.6)
                                                                -----             -----               ----            -----

Minority interests...........................                     3.5               3.8                3.2              3.0
                                                                -----             -----               ----            -----

Provisions...................................        13          66.0              99.0               94.1             89.0
                                                                -----             -----               ----            -----

Non-current liabilities:
    Long-term debt, excluding current
    installments.............................        14         149.5             731.9              719.6            680.4
    Shareholder loans and subordinated loans.        14          --               372.2              405.0            439.3
    Deferred tax liabilities.................        9           --                --                  7.9              9.6
                                                                149.5           1,104.1            1,132.5          1,129.3
                                                                -----           -------            -------          -------

Current liabilities:
    Current debt.............................      14, 19       154.9              14.8                4.9              3.3
    Current installments of long-term debt...      14, 19        25.6              18.1               26.1             36.6
    Trade accounts payable...................                    96.7              91.1               92.5             97.8
    Accrued expenses and deferred income.....        15          91.7             108.4               94.6             97.0
    Other current liabilities................                    31.7              19.7               12.4             17.6
                                                                400.6             252.1              230.5            252.3
                                                                -----           -------            -------          -------
Total liabilities............................                   550.1           1,356.2            1,363.0          1,381.6
                                                                -----           -------            -------          -------

TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES...                   995.0           1,590.9            1,501.0          1,408.0
                                                                =====           =======            =======          =======


         See accompanying notes to the consolidated financial statements

                           SANITEC INTERNATIONAL S.A.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                          (AMOUNTS IN MILLIONS OF EURO)

                                                                   PREDECESSOR                         SUCCESSOR
                                                                   -----------                         ---------
                                                                                  POOL ACQUISITION
                                                                   SANITEC OYJ    NETHERLANDS B.V.      SANITEC INTERNATIONAL S.A.
                                                                   -----------    ----------------      --------------------------
                                                                   PERIOD FROM
                                                                   JANUARY 1 -       PERIOD FROM       YEAR ENDED        YEAR ENDED
                                                                     JUNE 7,          JUNE 8 -        DECEMBER 31,      DECEMBER 31,
                                                                       2001       DECEMBER 31, 2001       2002              2003
                                                                       ----       -----------------       ----              ----
CASH FLOW FROM OPERATING ACTIVITIES:
   Operating profit........................................             30.4             38.5             52.1              49.4
   Intangible assets, property, plant and equipment, net
     Depreciation, amortization and writedown..............             25.7             51.0             95.5              92.2
     Selling profit/(loss) of fixed assets.................            (0.2)            (1.8)              0.5             (1.0)
                                                                     -------          -------           ------            ------
   Cash flow before working capital changes................             55.9             87.7            148.1             140.6
                                                                     -------          -------           ------            ------
   Changes in working capital
     Current assets, non-interest bearing,
       (increase)/decrease.................................           (20.6)             33.6              1.0             (1.3)
     Inventories, (increase)/decrease......................           (19.0)              6.7              1.5             (9.1)
   Current liabilities, non-interest bearing,
     increase/(decrease)...................................              3.1           (15.6)           (36.0)               9.6
                                                                     -------          -------           ------            ------
                                                                      (36.5)             24.7           (33.5)             (0.8)
                                                                     -------          -------           ------            ------
Cash flow from operating activities before financial items
and taxes                                                               19.4            112.4            114.6             139.8

   Interest expenses paid..................................            (8.5)           (40.0)           (66.5)            (58.9)
   Interest income received................................              1.8              3.7              4.3               2.8
   Other financial items received and paid.................              2.4            (6.8)              1.4               0.5
   Income taxes paid.......................................            (5.8)            (4.3)           (14.7)            (18.0)
                                                                     -------          -------           ------            ------
   CASH FLOW FROM OPERATING ACTIVITIES (A).................              9.3             65.0             39.1              66.2
                                                                     =======          =======           ======            ======

CASH FLOW FROM INVESTING ACTIVITIES:
   Acquisitions............................................          (137.4)          (904.8)               --                --
   Investments in other tangible and intangible assets.....           (22.0)           (52.4)          (63.7)1            (32.0)
   Proceeds from sale of tangible and intangible assets....              0.4              1.6              5.4               8.2
   CASH FLOW FROM INVESTING ACTIVITIES (B).................          (159.0)          (955.6)           (58.3)            (23.8)
                                                                     =======          =======           ======            ======

CASH FLOW FROM FINANCING ACTIVITIES:
   Issuance of share capital...............................               --             30.0               --                --
   Issue premium...........................................               --            120.0               --                --
   Loan receivables, (increase)/decrease...................              1.4            (1.7)            (0.3)             (0.9)
   Current loans, increase/(decrease)......................             46.1          (123.4)            (9.7)             (1.4)
   New long term loans.....................................            125.4            994.1            280.2               3.2
   Repayment of long term loans............................            (2.6)           (66.0)          (283.9)            (27.2)
   Dividends paid..........................................           (13.6)               --            (1.2)             (0.6)
   Other changes, including exchange rates changes.........            (3.8)              5.6              0.8               2.2
   CASH FLOW FROM FINANCING ACTIVITIES (C).................            152.9            958.6           (14.1)            (24.7)
                                                                     =======          =======           ======            ======

CHANGE IN CASH AND CASH EQUIVALENTS (A+B+C),
   INCREASE/(DECREASE).....................................              3.2             68.0           (33.3)              17.7
                                                                     -------          -------           ------            ------
Cash and cash equivalents at the beginning of a period.....             17.9               --             67.9              33.1
                                                                     -------          -------           ------            ------
Cash and cash equivalents at the end of period.............             21.1             68.0             34.6              50.8
                                                                     -------          -------           ------            ------

RECONCILIATION OF CASH AND CASH EQUIVALENTS:
As previously reported for 2000, 2001 and 2002.............             17.7               --             68.0              34.6
Foreign exchange adjustment................................              0.2               --            (0.1)             (1.5)
                                                                     -------          -------           ------            ------
Cash and cash equivalents at beginning of period...........             17.9               --             67.9              33.1
                                                                     -------          -------           ------            ------
Change in cash and cash equivalents........................              3.2             68.0           (33.3)              17.7
                                                                     -------          -------           ------            ------
CASH AND CASH EQUIVALENTS AT END OF PERIOD.................             21.1             68.0             34.6              50.8
                                                                     =======          =======           ======            ======

The impact of changes in exchange rates on consolidation has been eliminated.

(1) EUR23.8 million relates to refinancing costs of Junior loan into the High Yield Senior notes and other capitalized debt issuance costs. EUR 3.8 million refers to the buy out of Sanitec's minority shareholders.


         See accompanying notes to the consolidated financial statements

                           SANITEC INTERNATIONAL S.A.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A)       DESCRIPTION OF BUSINESS

         Sanitec International S.A. (the "Group" and "Successor") is a multinational group headquartered in Helsinki, Finland and Hamburg and Ratingen, Germany engaged in the production of bathroom ceramics, bath and shower products and vacuum sewage systems. The Group's sales and production network operates throughout Europe, and its vacuum sewage systems business is global. Net sales of 94% of the Group were generated in Europe and 6% throughout the rest of the world. In 2003, net sales were distributed as follows: bathroom ceramics- 64%, bath and shower products- 29%, and vacuum sewage systems ("Evac")- 7%. The Group's raw materials are readily available and the Group is not dependent on any single supplier.

B)       BASIS OF PREPARATION

         The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in Finland ("Finnish GAAP"). Finnish GAAP differs in certain significant respects from accounting principles generally accepted in the United States ("US GAAP"). Information relating to the nature and effect of such differences is presented in note 23. The preparation of the consolidated financial statements in conformity with Finnish GAAP requires the Group's management to make a number of estimates and assumptions relating to the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant items subject to such estimates and assumptions include the carrying amount of intangible assets, property, plant and equipment; valuation allowances for receivables, inventories and deferred income tax assets; provisions for restructuring of operations; valuation of derivative instruments; and assets and obligations related to employee benefits. Actual results could differ from those estimates.

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

         The consolidated financial statements for the period ended June 7, 2001 present on a historical cost basis the assets, liabilities, revenues and expenses of the Predecessor prior to the completion of the acquisition. Accordingly, the accompanying financial statements of the Predecessor and the Group are not comparable in all material respects, since the Group's financial position, results of operations and cash flows use a new accounting basis.

         All significant intercompany balances and transactions have been eliminated in consolidation. Sphinx Technical Ceramics B.V., a wholly owned subsidiary of the Group, whose ownership was intended to be temporary is excluded from consolidation because it was acquired to be disposed of subsequent to its acquisition. The operations of the company were closed in 2003.

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

D)       TRANSACTIONS DENOMINATED IN FOREIGN CURRENCIES

         The financial statements of the Group's subsidiaries are measured using the Euro as the functional currency. The assets and liabilities of the Group's operations are translated into Euro at the current exchange rate prevailing at the balance sheet date and revenues and expenses are translated at the average exchange rate for the financial period. Gains and losses from exchange rate differences arising from translations are recorded directly to retained earnings and other equity.

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

         Amounts due from and payable to the counterparties of interest rate swaps are recorded on an accrual basis at each reporting date based on amounts calculated by reference to the respective interest rate swap contracts. Realized gains and losses that occur from the early termination or expiration of contracts are recorded in net income over the remaining period of the original swap agreement, if the underlying hedge liability has an impact on net income.

INTEREST RATE AND FOREIGN CURRENCY OPTIONS

         Gains and losses on interest rate and foreign currency options that are designated and effective as hedges are deferred and recognized in net income or as adjustments of carrying amounts when the hedged transactions occur. Fair value changes from currency options classified as trading are recorded to net income.

F)       REVENUE RECOGNITION

         The Group recognizes revenue from product sales upon shipment, when the customer takes ownership and when the customer assumes the risk of loss. Generally, revenue is recognized based on the shipping terms at either the shipping point, if the terms are free on board ("F.O.B.") shipping point, or upon delivery, if the terms are F.O.B. destination point. The majority of the Group's sales are F.O.B. shipping point. There is no deferred income recorded for the Predecessor as of June 7, 2001 or the Group as of December 31, 2001, December 31, 2002 or December 31, 2003.

         Net sales consist of gross sales revenues reduced by certain items including indirect sales taxes and sales discounts. The Group estimates and records provisions for cash discounts, quantity rebates,

                           SANITEC INTERNATIONAL S.A.

sales returns and allowances and original warranties in the period the sale is reported based on its experience.

G)       CASH AND CASH EQUIVALENTS

         Cash and cash equivalents consist of cash on hand and balances with banks and highly liquid short-term investments. For purposes of the consolidated statement of cash flows, the Group considers all highly liquid investments to be cash equivalents. As of December 31, 2001, the Group held cash equivalents of EUR22.9 million which were restricted to acquisition related payments. As of December 31, 2002 and as of December 31, 2003 there were no restrictions related to cash and cash equivalents.

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

                           SANITEC INTERNATIONAL S.A.

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

P)       RESEARCH AND DEVELOPMENT

         Research and development costs are expensed as incurred. Research and development costs amounted to EUR9.3 million and EUR11.0 million for the periods from January 1, 2001 through June 7, 2001 and June 8, 2001 through December 31, 2001, respectively, and EUR19.8 million and EUR16.0 million for the years ended December 31, 2002 and December 31, 2003 respectively.

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

         Deferred tax liabilities or assets are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax liabilities are recognized regardless of the likelihood of reversal of such amounts, with exception of deferred tax liabilities regarding permanently reinvested earnings in foreign subsidiaries, which are informed only in the notes to the financial statements. Deferred tax assets are reduced by a valuation allowance to the amount that is probable to be realized.

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

                           SANITEC INTERNATIONAL S.A.

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

Y)       APPROPRIATIONS

         Appropriations comprise voluntary provisions and the temporary differences related to the depreciation of the tax basis as compared to the book basis of fixed assets. Accumulated appropriations are divided into tax liability and shareholders' equity. The change in appropriations, net of the tax liability, is included in the earnings for the year. The amount of appropriations recorded in shareholders' equity in the Predecessor is not distributable according to the Finnish Companies Act.

Z)       DIVIDENDS

         Dividends proposed by the Board of Directors are not recorded in the consolidated financial statements until they have been approved by the Annual General Meeting. The Group did not declare dividends for the year 2001, the year 2002 and the year 2003 and does not anticipate doing so in the near future.

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

         The bathroom ceramics business segment produces washbasins, pedestals, vanity tops, toilets, urinals, bidets and bathroom accessories made of ceramics. The business segment is comprised of 16 production plants that produce bathroom ceramics and one facility which produces other bathroom products, all based in Europe, and European wide sales and marketing network.

         The bath and shower products business segment produces whirlpools, spas, bathtubs, shower enclosures, shower systems and shower trays. The business segment is comprised of 13 production plants, all based in Europe, that produce bath and shower products, and European wide sales and marketing network.

         The vacuum sewage systems business segment markets vacuum sewage systems for aircraft, marine vessels, trains and buildings that are tailored to the needs of its customers. As the only producer of vacuum systems in these four sectors, Evac has little competition. Evac operates in Europe, North and South America and Asia. In March 2004, Sanitec concluded a contract to sell the entire vacuum systems segment operations. See note 22 Subsequent events.

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

         A business segment is comprised of legal entities of the Group and its Predecessor. A legal entity may belong to either one business segment or to both the bathroom ceramics and bath and shower products business segments. If a legal entity belongs to more than one business segment and the information systems of the legal entity do not fully support the business segment allocation, a rational and consistent allocation method is used to calculate the allocation of the costs or operating capital employed based on a ratio percentage of the proportion of business segment sales to the total net sales of the Group and its Predecessor. If a legal entity does not belong to a specific business segment, a corresponding rational and consistent method, calculated on consolidated group level, is used to allocate net sales, costs or operating capital employed of the legal entity to business segments.

         The inter-segment revenue calculation is based on the following assumptions:

         o Inter-segment sales are recorded as such only when both the business unit seller and business unit buyer belong to one business segment that is different between the business unit seller and the business unit buyer.

                           SANITEC INTERNATIONAL S.A.

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

         The accounting policies underlying the business segment data are the same as described in footnote 1 to the consolidated financial statements. Segment results for the Group and its Predecessor were as follows:


PREDECESSOR
-----------
                                                         BATH AND
SANITEC OYJ                               BATHROOM        SHOWER      VACUUM SEWAGE
JANUARY 1 - JUNE 7, 2001                  CERAMICS       PRODUCTS        SYSTEMS       INTERSEGMENT        TOTAL
------------------------                  --------       --------        -------       ------------        -----
Total net sales.....................         279.5           132.3          36.4            (1.3)           446.9
Intersegment net sales..............          (1.0)           (0.3)         --               1.3             --
                                            ------           -----          ----            ----           ------

Net sales to external customers.....         278.5           132.0          36.4            --              446.9
Depreciation and amortization.......         (19.1)           (5.6)         (1.0)           --              (25.7)
Operating profit....................          18.5             9.7           2.2            --               30.4
Gross capital expenditure...........        (131.7)          (26.2)         (1.5)           --             (159.4)

Operating capital employed..........         520.3           170.2          40.5            --              731.0
Liabilities within operating capital
    Employed........................          --              --            --              --              241.9
Interest bearing receivables........          --              --            --              --                1.0
Cash and bank balances..............          --              --            --              --               21.1
                                                                                                            -----
    Total assets....................                                                                        995.0
                                                                                                            =====

SUCCESSOR
---------
                                                          BATH AND        VACUUM
POOL ACQUISITION NETHERLANDS B.V.         BATHROOM         SHOWER         SEWAGE
JUNE 8 - DECEMBER 31, 2001                CERAMICS        PRODUCTS        SYSTEMS      INTERSEGMENT        TOTAL
--------------------------                --------        --------        -------      ------------        -----
Total net sales.....................        333.1          163.3            52.7            (1.5)           547.6
Intersegment net sales..............         (1.1)          (0.4)           --               1.5            ---
                                             ----           ----            ---              ---            ---
Net sales to external customers.....        332.0          162.9            52.7            --              547.6
Depreciation and amortization.......        (37.4)         (11.3)           (2.3)           --              (51.0)
Operating profit....................         17.4           14.8             6.3            --               38.5
Gross capital expenditure...........       (678.5)        (232.2)          (46.5)           --             (957.2)

Operating capital employed..........        849.4          307.8            66.7            --            1,223.9
Liabilities within operating capital
    employed........................         --             --              --              --              293.0
Interest bearing receivables........         --             --              --              --                6.0
Cash and bank balances..............         --             --              --              --               68.0
                                                                                                          -------
    Total assets....................                                                                      1,590.9
                                                                                                          =======

                           SANITEC INTERNATIONAL S.A.

SUCCESSOR
---------
                                                         BATH AND
SANITEC INTERNATIONAL S.A.                BATHROOM        SHOWER      VACUUM SEWAGE
JANUARY 1 - DECEMBER 31, 2002             CERAMICS       PRODUCTS        SYSTEMS       INTERSEGMENT        TOTAL
-----------------------------             --------       --------        -------       ------------        -----
Total net sales.....................         622.0           294.2          72.1           (2.9)             985.4
Intersegment net sales..............          (2.3)           (0.6)         --              2.9               --
                                              ----            ----          ---             ---            -------
Net sales to external customers.....         619.7           293.6          72.1           --                985.4
Depreciation and amortization.......         (64.7)          (28.1)         (2.7)          --                (95.5)
Operating profit....................          35.0            15.0           2.1           --                 52.1
Gross capital expenditure...........         (49.1)          (13.0)         (1.6)          --                (63.7)

Operating capital employed..........         723.2           395.7          73.6           --              1,192.5
Liabilities within operating capital
    employed........................          --              --            --             --                259.1
Interest bearing receivables........          --              --            --             --                 14.8
Cash and bank balances..............          --              --            --             --                 34.6
                                                                                                           -------
    Total assets....................                                                                       1,501.0
                                                                                                           =======

SUCCESSOR
---------
                                                         BATH AND
SANITEC INTERNATIONAL S.A.                BATHROOM        SHOWER      VACUUM SEWAGE
JANUARY 1 - DECEMBER 31, 2003             CERAMICS       PRODUCTS        SYSTEMS       INTERSEGMENT        TOTAL
-----------------------------             --------       --------        -------       ------------        -----
Total net sales.....................         607.7         273.6            72.0            (2.2)            951.1
Intersegment net sales..............          (2.0)         (0.2)           --               2.2              --
                                              ----          ----            ---              ---           -------
Net sales to external customers.....         605.7         273.4            72.0            --               951.1
Depreciation and amortization.......         (64.5)        (23.9)           (3.8)           --               (92.2)
Operating profit....................          31.6          14.8             3.0            --                49.4
Gross capital expenditure...........         (23.8)         (7.4)           (0.8)           --               (32.0)

Operating capital employed..........         658.0         328.9            87.8            --             1,074.7
Liabilities within operating capital
    employed........................          --            --              --              --               266.6
Interest bearing receivables........          --            --              --              --                15.9
Cash and bank balances..............          --            --              --              --                50.8
                                                                                                           -------
    Total assets....................                                                                       1,408.0
                                                                                                           =======

                           SANITEC INTERNATIONAL S.A.

GEOGRAPHIC AREA DATA

                                        PREDECESSOR                               SUCCESSOR
                                        -----------                               ---------
                                                         POOL ACQUISITION
                                        SANITEC OYJ      NETHERLANDS B.V.
                                        -----------      ----------------
                                        PERIOD FROM        PERIOD FROM              SANITEC INTERNATIONAL S.A.
NET SALES BY CUSTOMERS'                  JANUARY 1           JUNE 8 -            YEAR ENDED            YEAR ENDED
GEOGRAPHICAL AREA                      -JUNE 7, 2001    DECEMBER 31, 2001     DECEMBER 31, 2002    DECEMBER 31, 2003
-----------------                      -------------    -----------------     -----------------    -----------------
Germany...............................     77.2                91.0                153.1                 139.6
France................................     69.4                74.6                146.3                 147.0
United Kingdom........................     47.5                66.1                114.7                 104.3
Benelux...............................     39.3                46.1                 87.4                  83.0
Sweden................................     31.7                36.0                 69.2                  66.3
Italy.................................     37.5                43.0                 84.5                  86.5
Norway................................     19.2                24.3                 48.4                  47.7
Denmark...............................     15.2                16.8                 36.8                  40.0
Finland...............................     16.1                21.2                 35.8                  38.0
Poland................................     25.0                36.3                 59.1                  54.9
The Americas..........................     14.0                21.9                 24.2                  25.5
Other countries.......................     54.8                70.3                125.9                 118.3
                                          -----               -----                -----                 -----
Total.................................    446.9               547.6                985.4                 951.1
                                          =====               =====                =====                 =====

                                                   PREDECESSOR                              SUCCESSOR
                                                   -----------                              ---------
                                                                    POOL ACQUISITION
                                                   SANITEC OYJ      NETHERLANDS B.V.          SANITEC INTERNATIONAL S.A.
                                                   -----------      ----------------          --------------------------
                                                       AT                  AT                   AT                   AT
LONG LIVED ASSETS BY GEOGRAPHICAL AREA(1)         JUNE 7, 2001      DECEMBER 31, 2001    DECEMBER 31, 2002   DECEMBER 31, 2003
-----------------------------------------         ------------      -----------------    -----------------   -----------------

United Kingdom......................................  56.4                 49.0                 48.5                44.0
Sweden..............................................  16.9                 18.2                 29.1                31.1
Slovakia............................................   7.4                  7.1                  6.7                 0.4
Portugal............................................   9.0                  9.8                 16.2                14.1
Poland..............................................  43.7                 41.3                 36.1                28.0
The Netherlands.....................................  30.0                 30.1                 29.6                27.7
Malaysia............................................  13.9                 --                   --                  --
Italy...............................................  30.7                 30.5                 41.0                34.4
Germany.............................................  36.9                 33.8                 42.4                44.0
France..............................................  20.0                 28.3                 28.7                28.1
Finland.............................................  23.2                 18.3                 15.9                15.5
Belgium.............................................   3.5                  3.8                  0.3                 1.1
The Americas........................................   3.5                  3.3                  2.7                 2.1
Other countries.....................................   3.3                  3.3                  5.2                 4.6
                                                     -----                -----                -----               -----
Total............................................... 298.4                276.8                302.4               275.1
                                                     =====                =====                =====               =====

(1) Long lived assets consist of tangible assets

                           SANITEC INTERNATIONAL S.A.

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

PERIOD FROM JANUARY 1, 2001 TO JUNE 7, 2001

         In January 2001, the Predecessor acquired a 100% interest in Twyford Bathrooms. The acquisition cost of GBP 84.7 million (or approximately EUR136.7 million) including acquisition related costs was paid in cash. The preliminary cost has been allocated to fixed assets and liabilities based on the estimated fair values at the acquisition date. The final purchase price allocation adjustments were made in the year ended December 31, 2001.

                                                            PRELIMINARY
                                                           PURCHASE PRICE     NET ADJUSTMENTS TO     FINAL PURCHASE
                                                             ALLOCATION           FAIR VALUE        PRICE ALLOCATION
                                                             ----------           ----------        ----------------
Fixed Assets.........................................           58.0                (1.0)                  57.0
Inventories..........................................           18.0                (1.4)                  16.6
Other current assets.................................           67.2                (0.6)                  66.6
Cash and cash equivalents............................           --                  --                     --
Liabilities..........................................          (63.6)               (5.2)                 (68.8)
Restructuring provisions.............................           (9.4)                7.3                   (2.1)
Goodwill.............................................           66.5                (1.9)                  64.6
                                                               -----                ----                  -----
Gross acquisition cost of Twyford Bathrooms..........          136.7                (2.8)                 133.9
Less: cash and cash equivalents acquired.............           --
Cash flow on acquisition net of cash acquired........          136.7
Cash flow on acquisitions in other subsidiaries......            0.7
                                                               -----
Total cash flow on acquisition net of cash
   acquired..........................................          137.4
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

         The acquisition had the following effect on the Successor's assets and liabilities:

                           SANITEC INTERNATIONAL S.A.

                                                 PURCHASE                         PURCHASE                           FINAL
                                                  PRICE                            PRICE                        PURCHASE PRICE
                                              ALLOCATION AS         NET        ALLOCATION AS         NET         ALLOCATION AS
                                                OF JUNE 7,    ADJUSTMENTS TO    OF DECEMBER    ADJUSTMENTS TO     OF DECEMBER
                                                   2001         FAIR VALUE        31, 2001       FAIR VALUE        31, 2002
                                                   ----         ----------        --------       ----------        --------
Fixed Assets..................................     546.3         (12.4)            533.9            38.6              572.5
Inventories...................................     174.4          (1.8)            172.6            (0.2)             172.4
Other current assets..........................     253.2          (0.9)            252.3            (0.4)             251.9
Cash and cash equivalents.....................      21.1          --                21.1            --                 21.1
Liabilities...................................    (619.6)         76.2            (543.4)          (10.6)            (554.0)
Restructuring provisions......................      --           (60.0)            (60.0)          (24.5)             (84.5)
Other provisions..............................     (53.4)          3.0             (50.4)           --                (50.4)
Goodwill......................................     603.9          --               603.9            (0.4)             603.5
                                                   -----         -----             -----            ----              -----
Gross acquisition cost of the Predecessor.....     925.9           4.1             930.0             2.5              932.5
Less: cash and cash equivalents acquired......     (21.1)
                                                   -----
Total cash flow on acquisition net of cash
   acquired....................................    904.8
                                                   =====

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

2003

         During 2003 the Successor had no acquisitions and no acquisition related costs were incurred.


DIVESTITURES BY THE SUCCESSOR

PERIOD FROM JUNE 8, 2001 TO DECEMBER 31, 2001

         On July 1, 2001, the Successor sold an 80.1% interest in Johnson Suisse SDN BHD ("Sanitec Johnson Suisse") in Malaysia. The transaction resulted in a loss of EUR2.7 million. The disposal had the following effect on the Successor's assets and liabilities:

                           SANITEC INTERNATIONAL S.A.

Fixed assets...............................................             14.1
Inventories................................................              4.7
Other current assets.......................................              3.7
Cash and cash equivalents..................................             --
Liabilities................................................            (22.7)
Deferred tax assets........................................             (0.8)
Goodwill...................................................              3.7
                                                                         ---
Net assets sold............................................              2.7
Sales loss accounted for as extraordinary cost.............             (2.7)
                                                                         ---
Cash flow on sale of subsidiary shares.....................              0.0
                                                                         ===


2002 AND 2003

         During 2002 and 2003 the Successor had no divestitures.

4.       OTHER OPERATING INCOME

                                                      PREDECESSOR                             SUCCESSOR
                                                      -----------                             ---------
                                                                      POOL ACQUISITION
                                                      SANITEC OYJ     NETHERLANDS B.V.         SANITEC INTERNATIONAL S.A.
                                                      -----------     ----------------         --------------------------
                                                      PERIOD FROM
                                                      JANUARY 1 -        PERIOD FROM         YEAR ENDED           YEAR ENDED
                                                        JUNE 7,           JUNE 8 -          DECEMBER 31,         DECEMBER 31,
                                                          2001        DECEMBER 31, 2001         2002                 2003
                                                          ----        -----------------         ----                 ----
Other operating income consists of:
    Profit on sale of fixed assets..................      0.2                 1.8                0.3                   1.2
    Profit on sale of marketable instruments........     --                  --                  1.1                  --
    Income on sale of services......................      0.4                 0.5                1.0                   3.1
    Insurance compensation income...................      1.4                 3.6                2.2                   0.4
   Other............................................      1.1                 2.7                2.9                   3.2
                                                          ---                 ---                ---                   ---
Total...............................................      3.1                 8.6                7.5                   7.9
                                                          ===                 ===                ===                   ===

                           SANITEC INTERNATIONAL S.A.

5.       PERSONNEL EXPENSES AND NUMBER OF PERSONNEL

                                                        PREDECESSOR                           SUCCESSOR
                                                        -----------                           ---------
                                                                         POOL ACQUISITION
                                                        SANITEC OYJ      NETHERLANDS B.V.      SANITEC INTERNATIONAL S.A.
                                                        -----------      ----------------      --------------------------
                                                        PERIOD FROM
                                                        JANUARY 1 -        PERIOD FROM   -    YEAR ENDED        YEAR ENDED
                                                          JUNE 7,            JUNE 8 -        DECEMBER 31,      DECEMBER 31,
                                                            2001        DECEMBER 31, 2001        2002              2003
                                                            ----        -----------------        ----              ----
Personnel expenses consist of:
Wages and salaries..................................       111.6                131.2             239.3           227.3
Pension costs (1) ..................................         6.4                  8.4              12.2            11.8
Other compulsory personnel costs (1)................        19.8                 26.8              48.0            44.6
                                                           -----                -----             -----           -----
Total...............................................       137.8                166.4             299.5           283.7
                                                           =====                =====             =====           =====
Number of personnel on average......................       9,103                8,861            8,404            8,017

----------
(1) Pension costs previously recorded under Other compulsory personnel costs have been reclassified for all financial periods disclosed to Pension costs.

                                                           PREDECESSOR                        SUCCESSOR
                                                           -----------                        ---------
                                                                                POOL
                                                                            ACQUISITION
                                                          SANITEC OYJ     NETHERLANDS B.V.    SANITEC INTERNATIONAL S.A.
                                                          -----------     ----------------    --------------------------
                                                          PERIOD FROM       PERIOD FROM
                                                          JANUARY 1 -         JUNE 8 -        YEAR ENDED       YEAR ENDED
                                                            JUNE 7,         DECEMBER 31,     DECEMBER 31,     DECEMBER 31,
                                                              2001              2001             2002             2003
                                                              ----              ----             ----             ----
SALARIES AND EMOLUMENTS TO SENIOR MANAGEMENT
Presidents and members of the Boards of
Directors (1,2,3).....................................         2.8                 3.7             3.5              3.0

----------
 (1) In 2002 and 2003, senior management includes members of the Board of Directors and Board of Management of the Group. During previous periods, the senior management has included also managing directors of the individual subsidiaries of the Group.
 (2) The group CEO and the presidents of some Group companies have the right to retire at the age of 60 years. The Group's Board of Directors decides the remunerations of the President and his immediate subordinates.
 (3) The group CEO is employed by Sanitec International AG, a parent company to the registrant, charging the costs incurred to Sanitec Oy, formerly Pool Acquisition Helsinki Oy. See also note 17.

                           SANITEC INTERNATIONAL S.A.

6.       DEPRECIATION AND AMORTIZATION

                                                        PREDECESSOR                          SUCCESSOR
                                                        -----------                          ---------
                                                                             POOL
                                                                         ACQUISITION
                                                        SANITEC OYJ    NETHERLANDS B.V.       SANITEC INTERNATIONAL S.A.
                                                        -----------    ----------------       --------------------------
                                                        PERIOD FROM      PERIOD FROM
                                                        JANUARY 1 -        JUNE 8 -         YEAR ENDED         YEAR ENDED
                                                          JUNE 7,        DECEMBER 31,      DECEMBER 31,       DECEMBER 31,
                                                            2001             2001              2002               2003
                                                            ----             ----              ----               ----
Depreciation and amortization consists of:
    Intangible assets................................        1.0              1.9               2.8                 2.3
    Goodwill.........................................        6.3             25.2              44.1                43.3
    Other long-term expenditure......................        0.5              2.2              11.1                 6.4
    Buildings and structures.........................        2.6              3.0               8.4                 9.8
    Machinery and equipment..........................       14.3             17.1              27.3                28.7
    Other tangible assets............................        1.0              1.6               1.8                 1.7
                                                            ----             ----              ----                ----
Total depreciation and amortization..................       25.7             51.0              95.5                92.2
                                                            ====             ====              ====                ====

         There were no material write downs in the consolidated statements of operations in the period from January 1, 2001 to June 7, 2001, in the period from June 8, 2001 to December 31, 2001 and in the year 2002. In the year ended December 31, 2003, an impairment of EUR5.6 million was recorded on assets in connection with closure of operations. See note 8 Extraordinary items for impairment recorded on goodwill and note 22 Subsequent events for closure of operations.

7.       OTHER INCOME AND EXPENSES, NET

                                                      PREDECESSOR                            SUCCESSOR
                                                      -----------                            ---------
                                                                       POOL ACQUISITION
                                                      SANITEC OYJ      NETHERLANDS B.V.      SANITEC INTERNATIONAL S.A.
                                                      -----------      ----------------      --------------------------
                                                      PERIOD FROM
                                                      JANUARY 1 -      PERIOD FROM JUNE     YEAR ENDED        YEAR ENDED
                                                        JUNE 7,               8 -          DECEMBER 31,      DECEMBER 31,
                                                          2001         DECEMBER 31, 2001       2002              2003
                                                          ----         -----------------       ----              ----
Other income and expenses, net consists of:
    Interest income and other financial income.......       2.6              3.5                 4.7               3.4
    Exchange gains and losses, net...................       0.2             (0.2)               (2.2)             (0.8)
    Interest expenses and other financial expenses...      (9.5)           (44.1)             (102.9)            (95.4)
                                                           ----            -----              ------             -----
    Other income and expenses, net, total............      (6.7)           (40.8)             (100.4)            (92.8)
                                                           ----            -----              ------             -----

                           SANITEC INTERNATIONAL S.A.

8.       EXTRAORDINARY ITEMS

                                                 PREDECESSOR                              SUCCESSOR
                                                 -----------                              ---------
                                                                 POOL ACQUISITION
                                                 SANITEC OYJ     NETHERLANDS B.V.          SANITEC INTERNATIONAL S.A.
                                                 -----------     ----------------          --------------------------
                                                 PERIOD FROM
                                                 JANUARY 1 -     PERIOD FROM JUNE        YEAR ENDED           YEAR ENDED
                                                   JUNE 7,              8 -             DECEMBER 31,         DECEMBER 31,
                                                     2001        DECEMBER 31, 2001          2002                 2003
                                                     ----        -----------------          ----                 ----
Extraordinary items consist of:
    Extraordinary expenses........................... (1.4)             (2.3)               --                  (18.8)
                                                      ----              ----                --                  -----
Total................................................ (1.4)             (2.3)               --                  (18.8)
                                                      ====              ====                ==                  =====

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

         Extraordinary expenses in December 2003 include impairment recorded for goodwill in connection with the sale of the vacuum sewage systems segment announced in March 2004. The impairment has no tax consequences. See note 22 Subsequent events.

                           SANITEC INTERNATIONAL S.A.

9.       INCOME TAXES

                                                          PREDECESSOR                         SUCCESSOR
                                                          -----------                         ---------
                                                                          POOL ACQUISITION
                                                          SANITEC OYJ     NETHERLANDS B.V.      SANITEC INTERNATIONAL S.A.
                                                          -----------     ----------------      --------------------------
                                                          PERIOD FROM
                                                          JANUARY 1 -     PERIOD FROM JUNE     YEAR ENDED       YEAR ENDED
                                                            JUNE 7,             8 -           DECEMBER 31,     DECEMBER 31,
                                                              2001       DECEMBER 31, 2001        2002             2003
                                                              ----       -----------------        ----             ----
Income taxes consist of:
    Current taxes:
       For the financial year:
         Finland....................................          (1.3)              0.7               (0.8)           (0.9)
         Other jurisdictions........................          (7.6)             (9.4)             (19.6)          (22.9)
                                                              ----              ----              -----           -----
       Total for the financial year.................          (8.9)             (8.7)             (20.4)          (23.8)
       For prior years:
         Finland....................................          --                (0.3)              (0.3)           --
         Other jurisdictions........................           0.6               0.7                0.2            (2.6)
                                                              ----              ----              -----           -----
       Total for prior years........................           0.6               0.4               (0.1)           (2.6)
    Deferred:
         Finland....................................          --                --                 --              --
         Other jurisdictions........................          (0.2)             (4.9)              (5.9)            1.8
                                                              ----              ----              -----           -----
    Total deferred..................................          (0.2)             (4.9)              (5.9)            1.8
                                                              ----              ----              -----           -----
Total...............................................          (8.5)            (13.2)             (26.4)          (24.6)
                                                              ====              ====              =====           =====

The Finnish and non-Finnish components of income
(loss) before income taxes, minority interest and
after extraordinary items are as follows:
    Finland.........................................           4.3             (15.8)             (65.4)          (60.9)
    Other jurisdictions.............................          17.5              12.0               17.6             0.6
                                                              ----              ----              -----           -----
Total...............................................          21.8              (3.8)             (47.8)          (60.3)
                                                              ====              ====              =====           =====


         The difference between income tax expense calculated using the Finnish statutory tax rate (29% in 2001, 2002 and 2003) and income tax expense recorded in the income statement is as follows:

                           SANITEC INTERNATIONAL S.A.

                                                              PREDECESSOR                        SUCCESSOR
                                                              -----------                        ---------
                                                                                   POOL
                                                                               ACQUISITION
                                                              SANITEC OYJ    NETHERLANDS B.V.     SANITEC INTERNATIONAL S.A.
                                                              -----------    ----------------     --------------------------
                                                              PERIOD FROM      PERIOD FROM
                                                              JANUARY 1 -        JUNE 8 -        YEAR ENDED       YEAR ENDED
                                                                JUNE 7,        DECEMBER 31,     DECEMBER 31,     DECEMBER 31,
                                                                  2001             2001             2002             2003
                                                                  ----             ----             ----             ----
Hypothetical income tax (expense)/benefit at Finnish
     tax rate.........................................            (6.3)             1.1              13.9             12.0
Non-deductible expenses and tax exempt income.........             0.2              0.7              (2.2)            (0.4)
Effect of associated companies........................            (0.2)             0.2               0.1              0.3
Effect of goodwill amortization and impairment........            (1.4)            (6.4)            (12.7)           (12.7)
Difference between Finnish tax rate and non-Finnish
     tax rate.........................................            (1.7)            (0.2)             (2.5)            (0.9)
Operating losses with no deferred tax benefit
     recognized.......................................            (2.8)           (12.0)            (22.0)           (25.6)
Write-downs of shares and use of tax loss carry
     forwards.........................................             1.1              3.8               0.3              2.2
Effect of equity hedging and other financial items....             0.5             (0.5)             --               --
Changes in valuation allowances.......................             1.4             (1.6)             --                3.6
Other items...........................................             0.7              1.7              (1.3)            (3.1)
                                                                  ----            -----             -----            -----
Total.................................................            (8.5)           (13.2)            (26.4)           (24.6)
                                                                  ====            =====             =====            =====

         The components of net deferred tax asset (liability) in the balance sheet consist of the following tax consequences from temporary differences:

                                                         PREDECESSOR                          SUCCESSOR
                                                         -----------                          ---------
                                                                         POOL ACQUISITION
                                                         SANITEC OYJ     NETHERLANDS B.V.      SANITEC INTERNATIONAL S.A.
                                                         -----------     ----------------      --------------------------
                                                              AT                AT                AT                AT
                                                           JUNE 7,         DECEMBER 31,      DECEMBER 31,      DECEMBER 31,
                                                             2001              2001              2002              2003
                                                             ----              ----              ----              ----
Deferred tax assets consist of:
    Tax loss carry forwards.........................         28.7              35.2               75.9            100.4
    Provisions and writedowns related to
         restructuring..............................         20.0              32.2               22.5             16.3
    Other provisions and liabilities................          2.5               1.9                2.8              3.1
    Others..........................................          0.8               0.7                2.1              1.9
                                                             ----              ----               ----             ----
    Total deferred tax assets.......................         52.0              70.0              103.3            121.7
    Less valuation allowance........................        (31.9)            (47.9)             (79.3)           (98.0)
                                                             ----              ----               ----             ----
                                                             20.1              22.1               24.0             23.7

Deferred tax liabilities consist of:
    Property, plant and equipment...................         10.5              12.6               25.4             25.2
    Voluntary provisions............................          3.3               4.0                6.4              7.7
    Others..........................................          1.0              --                  0.1              0.4
                                                             ----              ----               ----             ----
                                                             14.8              16.6               31.9             33.3
                                                             ----              ----               ----             ----
Net deferred tax assets / (liabilities).............          5.3               5.5               (7.9)            (9.6)
                                                             ====              ====               ====             ====

                           SANITEC INTERNATIONAL S.A.

Deferred taxes are classified by jurisdiction and maturity as follows:


PREDECESSOR
SANITEC OYJ                                       CURRENT           NON-CURRENT             TOTAL
-----------                                       -------           -----------             -----
Period ended June 7, 2001
   Deferred tax assets
     Finland................................          --                  0.2                 0.2
     Foreign jurisdiction...................          3.3                16.6                19.9
                                                      ---                ----                ----
   Total                                              3.3                16.8                20.1

   Deferred tax liabilities
     Finland................................          --                  0.7                 0.7
     Foreign jurisdiction...................          --                 14.1                14.1
                                                      ---                ----                ----
   Total                                              --                 14.8                14.8

SUCCESSOR
POOL ACQUISITION NETHERLANDS B.V.                 CURRENT           NON-CURRENT             TOTAL
---------------------------------                 -------           -----------             -----

Period ended December 31, 2001
   Deferred tax assets
     Finland................................          --                  0.2                 0.2
     Foreign jurisdiction...................          3.1                18.8                21.9
                                                      ---                ----                ----
   Total                                              3.1                19.0                22.1

   Deferred tax liabilities
     Finland................................          --                  0.7                 0.7
     Foreign jurisdiction...................          --                 15.9                15.9
                                                      ---                ----                ----
   Total                                              --                 16.6                16.6

SUCCESSOR
SANITEC INTERNATIONAL S.A.                        CURRENT           NON-CURRENT             TOTAL
--------------------------                        -------           -----------             -----

Year ended December 31, 2002
   Deferred tax assets
     Finland................................          --                  0.2                 0.2
     Foreign jurisdiction...................          3.5                20.3                23.8
                                                      ---                ----                ----
   Total                                              3.5                20.5                24.0

   Deferred tax liabilities
     Finland................................          --                  0.8                 0.8
     Foreign jurisdiction...................          --                 31.1                31.1
                                                      ---                ----                ----
   Total                                              --                 31.9                31.9

                           SANITEC INTERNATIONAL S.A.

SUCCESSOR
SANITEC INTERNATIONAL S.A.                        CURRENT           NON-CURRENT             TOTAL
--------------------------                        -------           -----------             -----
Year ended December 31, 2003
   Deferred tax assets
     Finland................................          --                  0.1                 0.1
     Foreign jurisdiction...................          6.7                16.9                23.6
                                                      ---                ----                ----
   Total                                              6.7                17.0                23.7

   Deferred tax liabilities
     Finland................................          --                  0.9                 0.9
     Foreign jurisdiction...................          0.4                32.0                32.4
                                                      ---                ----                ----
   Total                                              0.4                32.9                33.3

         The Group had tax loss carry forwards of EUR105.4 million, EUR115.7 million, EUR226.5 million and EUR349.3 million as of June 7, 2001, December 31, 2001, December 31, 2002 and December 31, 2003, respectively. Of the total amount, EUR33.4 million, EUR116.2 million and EUR157.5 million are attributable to Sanitec Oy, formerly Pool Acquisition Helsinki Oy as of December 31, 2001, December 31, 2002 and December 31, 2003, respectively. Substantially, all of the tax loss carry forwards attributable to foreign subsidiaries, EUR191.8 million as of December 31, 2003, has no expiration. Of the tax loss carry forwards of Sanitec Oy, formerly Pool Acquisition Helsinki Oy, EUR33.4 million, EUR65.5 million and EUR58.6 million will expire in 2011, 2012 and 2013 respectively.

         The Group has recognized deferred tax assets for its tax loss carry forwards and has established a valuation allowance against these deferred tax assets. The determination was based upon what is probable in each tax jurisdiction.

         In March 2004, Sanitec announced the sale of Evac International Ltd., the Finnish holding company of our vacuum sewage systems segment operations. No deferred tax liability on the assumed sale profit was recorded as of December 31, 2003, as it is assumed that valuation allowance recorded on the tax loss carry forwards in Finland can be released accordingly at the completion of the sale in 2004.

         As of December 31, 2003, retained earnings in foreign subsidiaries consisted mainly of those within European Union countries, Poland, Switzerland and Norway. As Sanitec is able to repatriate such retained earnings tax free, no deferred tax liability on the undistributed earnings in foreign subsidiaries is recognized.

         During the year ended December 31, 2003, changes in the Group structure were performed in France, Germany, Finland and Sweden. These transactions were performed by exchanging shares between subsidiaries and by issuing new shares as contribution with no tax effect. During the year ended December 31, 2003, Sanitec Oy, formerly Pool Acquisition Helsinki Oy also recorded a revaluation of EUR300.0 million in the shares held in subsidiaries. The revaluation was recorded into revaluation reserve. These transactions were regarded as permanently reinvested resulting into an unrecorded deferred tax liability of EUR166.0 million under Finnish GAAP.

10.      FIXED ASSETS AND OTHER LONG TERM INVESTMENTS

         Other intangible assets

                           SANITEC INTERNATIONAL S.A.

                                                  PREDECESSOR                           SUCCESSOR
                                                  -----------                           ---------
                                                                 POOL ACQUISITION
                                                  SANITEC OYJ    NETHERLANDS B.V.        SANITEC INTERNATIONAL S.A.
                                                  -----------    ----------------        --------------------------
                                                       AT                                                      AT
                                                    JUNE 7,             AT                  AT            DECEMBER 31,
                                                      2001       DECEMBER 31, 2001  DECEMBER 31, 2002         2003
                                                      ----       -----------------  -----------------         ----
Intangible assets consist of:
    Intangible rights................................  6.5               6.0                5.7                 4.0
    Other long term expenditures.....................  3.2              25.6               39.4                36.4
                                                       ---              ----               ----                ----
Total................................................  9.7              31.6               45.1                40.4
                                                       ===              ====               ====                ====

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

         Changes in fixed assets and other long term investments include the following (capital expenditure and other additions of the Successor including the acquired assets of the Predecessor):

                                                         PREDECESSOR                            SUCCESSOR
                                                         -----------                            ---------
                                                                         POOL ACQUISITION
                                                         SANITEC OYJ     NETHERLANDS B.V.        SANITEC INTERNATIONAL S.A.
                                                         -----------     ----------------        --------------------------
                                                             AT
                                                           JUNE 7,              AT                 AT                  AT
                                                             2001       DECEMBER 31, 2001   DECEMBER 31, 2002  DECEMBER 31, 2003
                                                             ----       -----------------   -----------------  -----------------
Intangible assets:
Goodwill:
    Historical cost at the beginning of the period...       200.6               --                794.9               790.9
    Capital expenditures and other additions.........        59.1              798.6               --                  --
    Disposals and other decreases....................        --                 (3.7)              (4.0)               (4.0)
    Accumulated amortization at the end of period....       (73.4)             (25.3)             (69.4)             (131.4)
                                                            -----              -----              -----               -----
    Carrying value at the end of period..............       186.3              769.6              721.5               655.5
                                                            =====              =====              =====               =====
Other intangible assets:
    Historical cost at the beginning of the period...        19.9               --                 35.8                63.0
    Capital expenditures and other additions.........         4.1               35.8               27.2                 3.9
    Disposals and other decreases....................        --                 --                 --                  --
    Accumulated amortization at the end of period....       (14.3)              (4.2)             (17.9)              (26.5)
                                                            -----              -----              -----               -----
    Carrying value at the end of period..............         9.7               31.6               45.1                40.4
                                                            =====              =====              =====               =====

Tangible assets:
Property, plant and equipment:
Land:
    Historical cost at the beginning of the period...        37.2               --                 52.5                73.1
    Capital expenditures and other additions.........        16.8               56.4               24.0                 0.1
    Disposals and other decreases....................        --                 (3.9)              (3.4)               (4.8)
                                                            -----              -----              -----               -----
    Carrying value at the end of period..............        54.0               52.5               73.1                68.4
                                                            =====              =====              =====               =====
Buildings:
    Historical cost at the beginning of the period..        129.2               --                 98.5               118.0
    Capital expenditures and other additions........         19.6              103.6               24.2                 4.4
    Disposals and other decreases...................         (0.1)              (5.1)              (4.7)               (9.7)


                           SANITEC INTERNATIONAL S.A.

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

    Accumulated depreciation at the end of period...        (49.2)              (1.4)              (7.0)              (13.8)
                                                            -----              -----              -----               -----
    Carrying value at the end of period.............         99.5               97.1              111.0                98.9
                                                            =====              =====              =====               =====
Machinery and equipment:
    Historical cost at the beginning of the period..        298.0               --                110.2               115.3
    Capital expenditures and other additions........         35.7              138.7               27.7                25.1
    Disposals and other decreases...................         (3.7)             (28.5)             (22.6)              (14.4)
    Accumulated depreciation at the end of period...       (208.9)              (5.5)             (14.4)              (35.7)
                                                            -----              -----              -----               -----
    Carrying value at the end of period.............        121.1              104.7              100.9                90.3
                                                            =====              =====              =====               =====
Other tangible assets:
    Historical cost at the beginning of the period..         20.0               --                  7.8                 9.0
    Capital expenditures and other additions........          1.3                8.0                1.6                 3.4
    Disposals and other decreases...................         (1.5)              (0.2)              (0.4)               (2.3)
    Accumulated depreciation at the end of period...        (13.7)              (1.1)              (2.8)               (2.6)
                                                            -----              -----              -----               -----
    Carrying value at the end of period.............          6.1                6.7                6.2                 7.5
                                                            =====              =====              =====               =====
Advances paid and construction in progress:
    Historical cost at the beginning of the period..         10.8               --                 15.8                11.2
    Capital expenditures and other additions........          7.2               26.7               --                   2.0
    Disposals and other decreases...................         (0.3)             (10.9)              (4.6)               (3.2)
                                                            -----              -----              -----               -----
    Carrying value at the end of period.............         17.7               15.8               11.2                10.0
                                                            =====              =====              =====               =====

Long-term investments and receivables:
Investment securities:
    Historical cost at the beginning of the period..          3.4               --                  1.0                 0.8
    Capital expenditures and other additions........          0.3                1.0               --                  --
    Disposals and other decreases...................         --                 --                 (0.2)               (0.5)
    Accumulated depreciation at the end of period...         (2.4)              --                 --                  --
                                                            -----              -----              -----               -----
    Carrying value at the end of period.............          1.3                1.0                0.8                 0.3
                                                            =====              =====              =====               =====
Other receivables:
    Historical cost at the beginning of the period..          6.4               --                  9.6                 9.2
    Increases.......................................          1.7                9.6               --                   1.1
    Decreases.......................................         --                 --                 (0.4)               --
                                                            -----              -----              -----               -----
    Carrying value at the end of period.............          8.1                9.6                9.2                10.3
                                                            =====              =====              =====               =====

Investments in associated companies:
    Historical cost at the beginning of the period..         42.2               --                 41.7                33.8
    Capital expenditures and other additions........          3.1               41.7                0.5                 1.9
    Disposals and other decreases...................         (2.8)              --                 (8.4)              (12.1)
                                                            -----              -----              -----               -----
    Carrying value at the end of period.............         42.5               41.7               33.8                23.6
                                                            =====              =====              =====               =====

         In the year ended December 31, 2002, capital expenditures and other additions in land and buildings include a purchase price allocation in connection with Sanitec Oyj acquisition of EUR21.5 million and EUR22.5 million, respectively.

         Interest expense related to major investment projects in Poland has been capitalized under fixed assets and will be depreciated with the related fixed assets.

         The Predecessor's carrying value of buildings included capitalized interest expenses as of June 7, 2001 of EUR0.6 million and the carrying value of machinery and equipment included capitalized interest expense as of June 7, 2001 EUR1.2 million.

                           SANITEC INTERNATIONAL S.A.

         The Successor's carrying value of buildings included capitalized interest expenses as of December 31, 2001, December 31, 2002 and December 31, 2003 of EUR0.5 million, EUR0.4 million and EUR0.4 million, respectively, and the carrying value of machinery and equipment included capitalized interest expense as of December 31, 2001, December 31, 2002 and December 31, 2003 of EUR1.4 million, EUR1.3 million and EUR1.2 million, respectively.

11.      PREPAID EXPENSES AND ACCRUED INCOME

                                                         PREDECESSOR                         SUCCESSOR
                                                         -----------                         ---------
                                                                              POOL
                                                                          ACQUISITION
                                                         SANITEC OYJ    NETHERLANDS B.V.     SANITEC INTERNATIONAL S.A.
                                                         -----------    ----------------     --------------------------
                                                              AT               AT               AT                AT
                                                           JUNE 7,        DECEMBER 31,     DECEMBER 31,      DECEMBER 31,
                                                             2001             2001             2002              2003
                                                             ----             ----             ----              ----
Prepaid expenses and accrued income consists of:
    Interest........................................           0.3             0.5               0.7              0.6
    Other financial items...........................           2.6             9.9               0.9              2.2
    Income and other taxes..........................          17.1            15.3               8.6              6.9
    Rental..........................................           0.5             4.0               0.3              0.4
    Insurance.......................................           4.5             4.4               3.5              3.5
    Personnel ......................................           1.4             0.7               0.6              1.2
    Service charges.................................           1.0             1.3               1.1             --
    Supplier bonuses................................           0.6             0.3               0.2              0.3
    Other...........................................           8.2             5.0               6.2              4.8
                                                              ----            ----              ----             ----
Total...............................................          36.2            41.4              22.1             19.9
                                                              ====            ====              ====             ====

12.      SHAREHOLDERS' EQUITY

         The following table shows changes in shareholders' equity for the period from January 1, 2001 to June 7, 2001 for the Predecessor, and for the period from June 8, 2001 to December 31, 2001 and the year ended December 31, 2002 and December 31, 2003 for the Successor.

                                                                             SHARE
PREDECESSOR                                 NUMBER OF SHARES  SHARE         PREMIUM    OTHER       RETAINED
SANITEC OYJ                                  (IN THOUSANDS)    CAPITAL       FUNDS      RESERVES    EARNINGS      TOTAL
                                             --------------    -------       -----      --------    --------      -----
BALANCE AT DECEMBER 31, 2000..............        62,209          64.9        90.5         19.7       191.8       366.9
Dividends paid............................            --          --          --           --         (13.1)      (13.1)
Currency translation adjustment...........            --          --          --            5.6         2.7         8.3
Net income for the period from January 1,
     2001 through June 7, 2001............            --          --          --           --          13.3        13.3
                                                  ------          ----        ----         ----       -----       -----
BALANCE AT JUNE 7, 2001...................        62,209          64.9        90.5         25.3       194.7       375.4
                                                  ======          ====        ====         ====       =====       =====

                           SANITEC INTERNATIONAL S.A.

                                                                             SHARE
SUCCESSOR                                   NUMBER OF SHARES  SHARE         PREMIUM    OTHER        RETAINED
POOL ACQUISITION NETHERLANDS B.V.            (IN THOUSANDS)    CAPITAL       FUNDS      RESERVES    EARNINGS       TOTAL
                                             --------------    -------       -----      --------    --------       -----
BALANCE AT JUNE 8, 2001..............                 18          --          --           --          --           --
Share issue and premium..............             29,982          30.0       120.0         --          --          150.0
Currency translation adjustment......                 --          --          --            0.2        (1.1)        (0.9)
Net loss for the period from June 8,2001
     through December 31, 2001.......                 --          --          --            --        (17.2)       (17.2)
                                                  ------          ----       -----          ---       -----        -----
BALANCE AT DECEMBER 31, 2001.........             30,000          30.0       120.0          0.2       (18.3)       131.9
                                                  ======          ====       =====          ===       =====        =====

                           SANITEC INTERNATIONAL S.A.

                                                                            SHARE
SUCCESSOR                                   NUMBER OF SHARES   SHARE       PREMIUM     OTHER       RETAINED
SANITEC INTERNATIONAL S.A.                   (IN THOUSANDS)    CAPITAL      FUNDS      RESERVES    EARNINGS       TOTAL
                                             --------------    -------      -----      --------    --------       -----
BALANCE AT JANUARY 1, 2002...........                 16           --          --           --           --           --
Contribution  in kind of Pool  Acquisition
     Netherlands B.V.................              4,984           10.0       140.1         --           --          150.1
Pool Acquisition Netherlands B.V
   -  as of December 31, 2001........                 --           30.0       120.0          0.2        (18.3)       131.9
   -  adjustment to Pool Acquisition
      Netherlands B.V. after contribution
       in kind of Sanitec International S.A.          --          (30.0)     (120.0)        --           --         (150.0)
Currency translation adjustment......                 --           --          --          (10.2)        (6.3)       (16.5)
Transfers from retained  earnings to other
     reserves.......................                  --           --          --            0.4         (0.4)        --
Net loss for the  period  from  January 1,
     2002 through December 31, 2002                   --           --          --           --          (74.8)       (74.8)
                                                   -----           ----       -----         ----        -----         ----
BALANCE AT DECEMBER 31, 2002.........              5,000           10.0       140.1         (9.6)       (99.8)        40.7
Currency translation adjustment......                 --           --          --           (9.9)       (11.0)       (20.9)
Transfers from retained  earnings to other
     reserves.......................                  --           --          --            0.7         (0.7)        --
Net loss for the  period  from  January 1,
     2003 through December 31, 2003                   --           --          --           --          (85.4)       (85.4)
                                                   -----           ----       -----         ----        -----         ----
BALANCE AT DECEMBER 31, 2003.........              5,000           10.0       140.1        (18.8)      (196.9)       (65.6)
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

         Dividend payments for the Predecessor were EUR0.21 per share in 2001. The number of shares entitled to a dividend was 62,209,014. For the Successor no dividends were paid for the periods from January 1, 2001 through June 7, 2001 and from June 8, 2001 through December 31, 2001, and for the years 2002 and 2003.

         On a consolidated basis, retained earnings of the Predecessor include appropriations (voluntary provisions and depreciation difference) which the Finnish Companies Act classifies as undistributable earnings. On a consolidated basis, the shareholders' equity available for distribution on June 7, 2001 for the Predecessor was as follows:

                           SANITEC INTERNATIONAL S.A.

                                                                   PREDECESSOR
                                                                   -----------
                                                                   SANITEC OYJ
                                                                   -----------
                                                                       AT
                                                                     JUNE 7,
                                                                      2001
                                                                      ----
Distributable funds consist of:
    Retained earnings closing balance.......................          194.7
    Less appropriations.....................................          (34.6)
    Deferred tax liability on appropriations................           12.3
                                                                      -----
Total distributable funds...................................          172.4
                                                                      =====

         The Finnish Companies Act restricts dividend distribution to the lower of distributable funds of the parent of the Predecessor or distributable funds of the Predecessor's consolidated balance sheet. The distributable funds of the parent of the Predecessor were EUR109.0 million as of June 7, 2001.

13.      PROVISIONS

                                            PREDECESSOR                              SUCCESSOR
                                            -----------                              ---------
                                                            POOL ACQUISITION
                                            SANITEC OYJ     NETHERLANDS B.V.           SANITEC INTERNATIONAL S.A.
                                            -----------     ----------------           --------------------------
                                                AT                                                            AT
                                              JUNE 7,              AT                   AT               DECEMBER 31,
                                                2001        DECEMBER 31, 2001    DECEMBER 31, 2002           2003
                                                ----        -----------------    -----------------           ----
Provisions consist of:
Non-current provisions:
    Provisions for pensions..................   32.3               33.1                33.6                  34.3
    Provisions for restructuring ............    6.0               21.5                28.0                  27.4
    Other provisions ........................    3.8                5.7                 0.9                   0.9
                                                ----               ----                ----                  ----
                                                42.1               60.3                62.5                  62.6

Current provisions:
    Provisions for taxation..................    --                  0.1                 0.2                   2.6
    Provisions for restructuring.............    9.2               28.2                22.6                  15.4
    Other provisions.........................   14.7               10.4                 8.8                   8.4
                                                ----               ----                ----                  ----
                                                23.9               38.7                31.6                  26.4

Non-current and current provisions:
    Provisions for pensions..................   32.3               33.1                33.6                  34.3
    Provisions for taxation..................    --                  0.1                 0.2                   2.6
    Provisions for restructuring.............   15.2               49.7                50.6                  42.8
    Other provisions.........................   18.5               16.1                 9.7                   9.3
                                                ----               ----                ----                  ----
Total provisions.............................   66.0               99.0                94.1                  89.0
                                               =====               ====                ====                  ====

                           SANITEC INTERNATIONAL S.A.

PREDECESSOR                                      PENSIONS        TAXATION      RESTRUCTURING      OTHERS        TOTAL
-----------                                      --------        --------      -------------      ------        -----
Balance at December 31, 2000..............            32.6             --             14.6           19.2         66.4
    Additional provisions (1).............            --               --              2.1            2.4          4.5
    Charges against provisions............            (0.3)            --             (1.5)          (3.1)        (4.9)
                                                      ----             ---            ----           ----         ----
Balance at June 7, 2001...................            32.3             --             15.2           18.5         66.0
                                                      ====             ===            ====           ====         ====

SUCCESSOR                                        PENSIONS        TAXATION      RESTRUCTURING      OTHERS        TOTAL
---------                                        --------        --------      -------------      ------        -----
Balance at June 8, 2001...................            32.3              --            15.2           18.5         66.0
    Additional provisions (1).............             0.8              0.1           44.8            3.1         48.8
    Charges against provisions............            --                --           (10.3)          (5.5)       (15.8)
                                                      ----              ---           ----           ----         ----
Balance at December 31, 2001..............            33.1              0.1           49.7           16.1         99.0
    Additional provisions (1).............             0.5              0.1           25.6            1.0         27.2
    Charges against provisions............            --                --           (24.7)          (7.4)       (32.1)
                                                      ----              ---           ----           ----         ----
Balance at December 31, 2002..............            33.6              0.2           50.6            9.7         94.1
    Additional provisions.................             0.7              2.4           13.6            2.1         18.8
    Charges against provisions............             --               --           (21.4)          (2.5)       (23.9)
                                                      ----              ---           ----           ----         ----
Balance at December 31, 2003..............            34.3              2.6           42.8            9.3         89.0
                                                      ====              ===           ====            ===         ====

----------
(1) Additional provisions for restructuring include provisions recorded in connection with the final purchase accounting.

                           SANITEC INTERNATIONAL S.A.

14.      NON-CURRENT AND CURRENT DEBT

                                                         PREDECESSOR                           SUCCESSOR
                                                         -----------                           ---------
                                                                          POOL ACQUISITION
                                                         SANITEC OYJ      NETHERLANDS B.V.       SANITEC INTERNATIONAL S.A.
                                                         -----------      ----------------       --------------------------
                                                             AT                                                       AT
                                                           JUNE 7,               AT                 AT           DECEMBER 31,
                                                            2001         DECEMBER 31, 2001   DECEMBER 31, 2002       2003
                                                            ----         -----------------   -----------------       ----
Long term liabilities
   Non-interest bearing.............................           0.6                --                  7.9               9.6
   Interest bearing.................................         148.9             1,104.1            1,124.6           1,119.7
                                                             -----             -------            -------           -------
Total long-term liabilities.........................         149.5             1,104.1            1,132.5           1,129.3
                                                             =====             =======            =======           =======

Current liabilities
   Non-interest bearing.............................         203.9               219.2              199.5             212.4
   Interest bearing.................................         196.7                32.9               31.0              39.9
                                                             -----               -----              -----             -----
Total current liabilities...........................         400.6               252.1              230.5             252.3
                                                             =====               =====              =====             =====

LONG-TERM DEBTS INCLUDING CURRENT INSTALLMENTS
Shareholder loans
   Shareholder loans due 2016 with a 7.125% p.a.
     fixed interest rate............................          --                 312.2               --                --
   Shareholder On-Loan I due 2016 with a 7.1875%
     (margin 0.0625%) p.a. fixed interest rate......          --                  --                334.3             358.5
Subordinated loan
   PIK loan due 2010 with a 22% semi-annually fixed
     interest rate..................................          --                  60.0               --                --
   PIK On-Loan I due 2010 with floating interest
     rate between 12.0625% and 16.0625% (margin
     0.0625%)p.a....................................          --                  --                 70.7              80.8
High Yield Senior Notes 9 % due May, 2012...........          --                  --                260.0             260.0
From financial institutions:
   Senior term loans due in semi-annual
     installments in 2002-2010 with a variable
     interest rate based on Euribor (3.35% on
     December 31, 2001..............................          --                 505.0               --                --
   Senior term loans due in semi-annual
     installments in 2003-2010 with a variable
     interest rate based on Euribor (2.141% on
     December 31, 2003) and GBP LIBOR (4.03253%
     on December 31, 2003)..........................          --                  --                485.7             457.0
   Junior Credit Facility due in 2011 with a
     variable interest rate based on Euribor
     (3.35% on December 31, 2001)...................          --                 245.0               --                --
   EUR150 million syndicated revolving credit
     facility due in 2003; variable interest rate
     based on Libor.................................          91.8                --                 --                --
   EUR10 million revolving credit facility due in
     2003; variable interest rate based on Libor....          10.0                --                 --                --
   SEK 100 million bank loan due in 2003; variable
     interest rate based on Stibor..................          10.7                --                 --                --
   EUR21 million bank loan due in 2002; variable
     interest rate based on Euribor.................          21.5                --                 --                --
   EUR20 million bank loan due in 2009; fixed
     interest rate at 5.47% p.a.....................          20.0                --                 --                --
   Operating subsidiaries EUR20 million loan due in
     semi-annual installments in 2001-2008; fixed
     interest rate..................................          15.3                --                 --                --
Other long-term loans drawn down by subsidiaries....           5.8                --                 --                --
                                                             -----             -------            -------           -------
Total...............................................         175.1             1,122.2            1,150.7           1,156.3
                                                             =====             =======            =======           =======

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

         Maturities of long-term debt on December 31, 2003 of the Successor are as follows:

                                                                                               LOANS FROM
                                         SHAREHOLDER       SUBORDINATED       HIGH YIELD       FINANCIAL
                                            LOANS              LOANS         SENIOR NOTES     INSTITUTIONS        TOTAL
                                            -----              -----         ------------     ------------        -----
Due in 2004.......................             --              --                  --             36.6              36.6
Due in 2005.......................             --              --                  --             48.2              48.2
Due in 2006.......................             --              --                  --             58.2              58.2
Due in 2007.......................             --              --                  --             67.2              67.2
Due in 2008.......................             --              --                  --             93.1              93.1
Due thereafter....................            358.5            80.8               260.0          153.7             853.0
                                              -----            ----               -----          -----           -------
                                              358.5            80.8               260.0          457.0           1,156.3
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

                           SANITEC INTERNATIONAL S.A.

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

SUCCESSOR AT DECEMBER 31, 2003

         The EUR3.3 million of current debt relates to the short-term borrowings under local cash pools and overdrafts. There were no interest rate hedging instruments related to current debt as of December 31, 2003.

         On December 31, 2003 the subsidiaries of the Successor had a EUR50 million undrawn under a revolving credit facility.

COVENANTS

         The Senior term loans contain customary operating and financial covenants including maximum debt leverage and senior debt leverage ratios, minimum interest and fixed charge coverage ratios and restrictions on capital expenditure. Certain covenants were amended and approved by Senior Facility lenders in July 2002.

         The High Yield Senior Notes contain various operating and financial covenants.

15.      ACCRUED EXPENSES AND DEFERRED INCOME

                                                      PREDECESSOR                           SUCCESSOR
                                                      -----------                           ---------
                                                                      POOL ACQUISITION
                                                      SANITEC OYJ     NETHERLANDS B.V.        SANITEC INTERNATIONAL S.A.
                                                      -----------     ----------------        --------------------------
                                                           AT                                    AT                AT
                                                        JUNE 7,              AT             DECEMBER 31,      DECEMBER 31,
                                                          2001        DECEMBER 31, 2001         2002              2003
                                                          ----        -----------------         ----              ----
Accrued expenses and deferred income consist of:
   Warranty costs...................................        7.7             6.9                  6.5               8.0
   Income tax payable...............................       13.2            13.4                 12.6              11.5
   Personnel expenses...............................       42.1            39.2                 40.0              42.1
   Financial items..................................        3.5            10.7                  6.4               7.1
   Customer bonuses.................................       10.4            18.8                 14.8              15.7
   Others...........................................       14.8            19.4                 14.3              12.6
                                                           ----           -----                 ----              ----
Total...............................................       91.7           108.4                 94.6              97.0
                                                           ====           =====                 ====              ====

                           SANITEC INTERNATIONAL S.A.

16.      COMMITMENTS AND CONTINGENT LIABILITIES

         The Predecessor and the Group had the following commitments and contingent liabilities:

         A first priority pledge of the share capital of Sanitec Oy, formerly Pool Acquisition Helsinki Oy, has been granted as collateral for the Senior credit facility and a second priority pledge for the High Yield Senior Notes. A first priority pledge of all of the rights and claims pursuant to the Notes On-Loan 1, the PIK On-Loan 2 and the Shareholder On-Loan 2 have been granted as collateral for the High Yield Senior Notes.

         Certain of the Group subsidiaries have jointly and severally granted guarantees, taken out mortgages on business assets and mortgages on their real property, and pledged shares they share as collateral for loans from banking institutions to the Group totaling EUR457.0 million as of December 31, 2003.

         The nominal value of all collateral granted by these Group subsidiaries exceeds the combined book value of the loans for which they have been given.

         Sanitec Oy, formerly Pool Acquisition Helsinki Oy, and certain of the Group subsidiaries have granted guarantees and taken out mortgages on business assets as collateral for certain pension liabilities totaling EUR12.8 million as of December 31, 2003.

         Additionally, the Group had the following commitments and contingent liabilities:

                                                     PREDECESSOR                          SUCCESSOR
                                                     -----------                          ---------
                                                                     POOL ACQUISITION
                                                     SANITEC OYJ     NETHERLANDS B.V.      SANITEC INTERNATIONAL S.A.
                                                     -----------     ----------------      --------------------------
                                                          AT                                  AT                AT
                                                       JUNE 7,              AT           DECEMBER 31,      DECEMBER 31,
                                                         2001       DECEMBER 31, 2001        2002              2003
                                                         ----       -----------------        ----              ----
Mortgages to secure own borrowings...................      0.1               0.1                --               --
Mortgages to secure other commitments................      0.8              --                   0.1              0.1
Assets pledged to secure own commitments.............      1.7               2.3                 1.9              1.0
Guarantees for other commitments.....................      0.2              --                   0.2              0.2
Other commitments....................................      2.6              15.9                 2.5              1.9

LEASING COMMITMENTS

         The Group has several non-cancelable leases, primarily for machinery and equipment that mainly expire over the next three years.

         Rental expenses for operating leases for the periods from January 1, 2001 through June 7, 2001 and from June 8, 2001 through December 31, 2001, and for the year ended December 31, 2002 and December 31, 2003 were EUR4.7 million, EUR5.3 million, EUR10.6 million and EUR9.8 million, respectively.

         Future minimum lease payments under noncancelable operating leases are:
(1)

                           SANITEC INTERNATIONAL S.A.

                                                     PREDECESSOR                           SUCCESSOR
                                                     -----------                           ---------
                                                                     POOL ACQUISITION
                                                     SANITEC OYJ     NETHERLANDS B.V.       SANITEC INTERNATIONAL S.A.
                                                     -----------     ----------------       --------------------------
                                                          AT                                                      AT
                                                       JUNE 7,              AT                 AT            DECEMBER 31,
                                                         2001       DECEMBER 31, 2001   DECEMBER 31, 2002        2003
                                                         ----       -----------------   -----------------        ----
Within one year.....................................      9.4               9.1                10.6                8.6
Between one and two years...........................      6.7               6.6                 6.6                5.7
Between two and three years.........................      4.2               4.8                 2.6                4.3
Between three and four years........................      3.1               1.6                 1.6                2.8
Between four and five years.........................      1.5               1.3                 1.5                0.6
Thereafter..........................................      3.0               2.5                 0.8                0.4
                                                         ----              ----                ----               ----
                                                         27.9              25.9                23.7               22.4
                                                         ====              ====                ====               ====

----------
(1) The amounts represent the nominal amounts of rents according to operating leasing contracts.

CAPITAL LEASE OBLIGATIONS

         The Group has obligations under capital leases with future minimum lease payments as follows:

                                                      PREDECESSOR                          SUCCESSOR
                                                      -----------                          ---------
                                                                     POOL ACQUISITION
                                                      SANITEC OYJ    NETHERLANDS B.V.       SANITEC INTERNATIONAL S.A.
                                                      -----------    ----------------       --------------------------
                                                           AT                                  AT
                                                        JUNE 7,             AT            DECEMBER 31,           AT
                                                          2001       DECEMBER 31, 2001        2002        DECEMBER 31, 2003
                                                          ----       -----------------        ----        -----------------
Within one year....................................         0.3             0.5                0.5               0.3
Between one and two years..........................         0.2             0.5                0.2               0.2
Between two and three years........................         0.1             0.2                0.1              --
                                                            ---             ---                ---               ---
Total minimum lease payments.......................         0.6             1.2                0.8               0.5
Less amount representing interest..................         --             (0.1)               --                --
                                                            ---             ---                ---               ---
Present value of net minimum lease payments........         0.6             1.1                0.8               0.5
                                                            ===             ===                ===               ===

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

         Effective March 28, 2002, Sanitec Oy, formerly Pool Acquisition Helsinki Oy, entered into a Service and Consultancy Agreement (the "Agreement"), with Sanitec International AG whereby Sanitec International AG will assist Sanitec Oy in developing a business strategy, implementing process improvements, and developing products and businesses. The CEO of Sanitec Oy, formerly Pool Acquisition Helsinki Oy, is an employee of Sanitec International AG. Sanitec International AG charges the costs related to such services plus an additional 5% to Sanitec Oy, formerly Pool Acquisition Helsinki Oy. The Agreement expires at the end of each financial year but shall be automatically extended for the following financial year unless terminated in writing by either party at least 60 days prior to the end of the initial or succeeding term. On rendering headquarter services to the Group, Sanitec International AG has charged the Group by EUR2.3 million and EUR7.6 million in the year 2002 and 2003, respectively. The Group has also charged for certain administrative services Sanitec International AG by EUR0.4 million and EUR1.9 million in the year 2002 and 2003, respectively. On December 31, 2002 and December 31, 2003, the Group had a net liability to Sanitec International AG of EUR0.2 million and EUR0.9 million, respectively.

         In connection with the issuance of the Senior Notes on May 7, 2002, the Group became a party to PIK On-Loan 1 and Shareholder On-Loan 1 with Pool Acquisition S.A. Pursuant to these agreements, constituting subordinated indebtedness, the Group had a total liability of EUR405.0 million and EUR439.3 million to Pool Acquisition S.A. on December 31, 2002 and December 31, 2003, respectively. On December 31, 2001, the EUR312.2 million shareholder loan was provided directly to the Group by funds advised by BC Partners and other co-investors.

         The shareholder loan and Shareholder On-Loan 1 include accrued interest, which is not payable until maturity. In the year 2002, the interest expense of the shareholder loan and Shareholder On-Loan 1 was EUR22.1 million. Pursuant to the PIK On-Loan 1, the interest expense of the Group to Pool Acquisition S.A. was EUR6.1 million in the year 2002. In the year 2003, the interest expense of the Shareholder On-Loan 1 and PIK On-Loan 1 was EUR24.4 million and EUR10.1 million, respectively.

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

         The Group had a receivable from DP Deutsche Pool Beteiligungs GmbH, a company owned by BC European Capital VII-1, totaling EUR1.6 million, EUR1.6 million and EUR1.7 million as of December 31, 2001, December 31, 2002 and December 31, 2003, respectively.

ASSOCIATED COMPANIES

         The Group's transactions with associated companies include services provided to, and purchases from associated companies in the ordinary course of business. The Group's policy is to use commercial terms similar to those used with its suppliers or customers of similar size and location for these transactions.

                           SANITEC INTERNATIONAL S.A.

         Purchases from associated companies totaled EUR0.2 million, EUR0.1 million, EUR0.2 million and EUR6.1 million for the periods from January 1, 2001 to June 7, 2001 and from June 8, 2001 to December 31, 2001, and for the year ended December 31, 2002 and December 31, 2003, respectively.

         Net assets related to associated companies, consisting primarily of trade receivables and payables, totaled EUR(0.1) million, EUR(0.1) million, EUR1.1 million and EUR(0.2) million for the periods from January 1, 2001 to June 7, 2001 and from June 8, 2001 to December 31, 2001, and for the year ended December 31, 2002 and December 31, 2003, respectively.

         The Group has an interest of 25% in the associated company AWEK Industrial Ltd. through its subsidiary Evac International Ltd. The Group has capitalized patents purchased from AWEK Industrial Ltd. amounting to EUR0.1 million, EUR0.3 million, EUR0.4 million and EUR0.2 million in the periods from January 1, 2001 to June 7, 2001 and from June 8, 2001 to December 31, 2001, and in the year ended December 31, 2002 and December 31, 2003, respectively.

BOARD OF DIRECTORS AND MANAGEMENT

         There are no loans from the Predecessor or the Successor to the board of directors or management during the periods presented.

         No pledges or other commitments were given on behalf of the board of directors or management during the periods presented.

OTHERS

         One of the Group subsidiaries has purchased services from a company owned by a manager of the subsidiary amounting to EUR0.9 million in the year ended December 31, 2003.

         The funds advised by BC Partners collectively are the largest principal shareholders of Grohe Aktiengesellschaft, owning over a 38% interest in Grohe. During the period from June 8 to December 31, 2001, and during years ended December 31, 2002 and 2003 we purchased from Grohe various bathroom products for the aggregate total amount of approximately EUR0.8 million, EUR1.3 million and EUR1.7 million, respectively.

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

                           SANITEC INTERNATIONAL S.A.

19.      FINANCIAL INSTRUMENTS

         The following tables present the carrying amounts and estimated fair values of the Predecessor and the Group's financial instruments for the periods ended June 7, 2001, December 31, 2001, December 31, 2002 and December 31, 2003. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties. While the contract amounts presented for derivative instruments illustrates the scope of the Group's hedging activities, they do not necessarily represent amounts exchanged by the parties and, when considered separately, are not a measure of the Group's risk exposure. See note 1(e) to the consolidated financial statements for accounting policies relating to financial instruments.

                                             PREDECESSOR                                  SUCCESSOR
                                             -----------                                  ---------
                                                                 POOL ACQUISITION
                                             SANITEC OYJ         NETHERLANDS B.V.            SANITEC INTERNATIONAL S.A.
                                             -----------         ----------------            --------------------------
                                            JUNE 7, 2001        DECEMBER 31, 2001      DECEMBER 31, 2002    DECEMBER 31, 2003
                                            ------------        -----------------      -----------------    -----------------

                                          CARRYING    FAIR     CARRYING      FAIR      CARRYING    FAIR     CARRYING    FAIR
                                           AMOUNT     VALUE     AMOUNT       VALUE      AMOUNT     VALUE     AMOUNT     VALUE
                                           ------     -----     ------       -----      ------     -----     ------     -----
Financial assets and liabilities consist of:
Long term investments and receivables.        9.4        9.4      10.6         10.6       10.0        10.0     10.6        10.6
Shares and holdings...................       42.5       42.5      41.7         41.7       33.8        33.8     23.6        23.6
Loans receivable......................        1.5        1.5       6.4          6.4        6.0         6.0      5.9         5.9
Cash and cash equivalents.............       21.1       21.1      68.0         68.0       34.6        34.6     50.8        50.8
Long-term debt and current
   installments of long-term debt
   including PIK loan and shareholder
   loans..............................      175.1      176.2   1,122.2      1,122.2    1,150.7     1,136.4  1,156.3     1,155.0
Current debt..........................      154.9      154.9      14.8         14.8        4.9         4.9      3.3         3.3

                                                         PREDECESSOR                                SUCCESSOR
                                                         -----------                                ---------
                                                         SANITEC OYJ                    POOL ACQUISITION NETHERLANDS B.V.
                                                         -----------                    ---------------------------------
                                                        JUNE 7, 2001                            DECEMBER 31, 2001
                                                        ------------                            -----------------
                                                                          AVERAGE                                   AVERAGE
                                           CONTRACT    CARRYING  FAIR     MATURITY   CONTRACT  CARRYING   FAIR      MATURITY
                                            AMOUNT      VALUE    VALUE    (MONTHS)   AMOUNT     VALUE      VALUE     (MONTHS)
                                            ------      -----    -----    --------   ------     -----      -----     --------
Derivative financial instruments consist of:
Interest rate swaps (1) (EURIBOR)........      50.0        --       0.4       45.4      380.0      (1.2)       7.3      53.4
Interest futures and forward rate
   agreements(EURIBOR and STIBOR)........      10.0        --        --        3.2       --        --         --        --
Interest rate options....................      --          --        --       --        100.0      --          0.5      36.2
Forward foreign exchange contracts
   (Selling and buying) .................     218.6        (0.2)     (3.0)     2.1      246.3      (0.2)       1.2       3.2

                           SANITEC INTERNATIONAL S.A.

                                                                                SUCCESSOR
                                                                                ---------
                                                                       SANITEC INTERNATIONAL S.A.
                                                                       --------------------------
                                                     DECEMBER 31, 2002                          DECEMBER 31, 2003
                                                     -----------------                          -----------------
                                                                         AVERAGE                                     AVERAGE
                                           CONTRACT   CARRYING   FAIR    MATURITY   CONTRACT   CARRYING   FAIR       MATURITY
                                            AMOUNT     VALUE     VALUE   (MONTHS)    AMOUNT     VALUE      VALUE     (MONTHS)
                                            ------     -----     -----   --------    ------     -----      -----     --------
Interest rate swaps (1) (EURIBOR)......      330.0       (1.4)      (8.0)   40.2      330.0       (1.6)      (7.6)     28.0
Interest rate swaps (1) (GBP LIBOR)....       30.7       --         (0.9)   36.2       28.4       --         (0.4)     24.0
Interest rate options..................      100.0       --         (0.2)   24.0      100.0       --         (0.3)     11.8
Forward foreign exchange contracts
   (Selling and buying)................      150.8       --          0.3     2.8      172.8       --          1.8       3.2
Foreign Exchange Options...............        4.2       --          --      0.7        9.9       --          0.1       0.9

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

         Forward foreign exchange contracts relate to the hedging of commercial (export and import) flows and loans. The maturities of these derivative instruments are from 1 day to 12 months. At the time that the forward contracts were entered into there were no cash requirements. Cash settlement of the forward contracts occur at maturity.

         Interest rate swaps and option contracts relate to the hedging of interest rate risk in respect of long-term borrowings. The share of the Group's floating rate loans as a proportion of total interest-bearing debt was 46.6% at December 31, 2003. After adjustment for interest rate swaps and option contracts, the proportion declines to 11.4%. At the time that the interest rate swap or option contracts were entered into, there were no cash requirements.

20.      ASSOCIATED COMPANIES

         In accordance with Finnish GAAP, the summarized consolidated financial information of Ceramic Holdings Middle East C.V., a 50% owned equity method investee of the Group, is as follows:

                           SANITEC INTERNATIONAL S.A.

                                                                YEAR ENDED          YEAR ENDED           YEAR ENDED
                                                            DECEMBER 31, 2001    DECEMBER 31, 2002   DECEMBER 31, 2003
                                                            -----------------    -----------------   -----------------
Consolidated Balance Sheets                                                (Amounts in millions of USD)
    Current assets............................................        87.2                 86.4                88.4
    Non-current assets........................................        89.4                 88.6                73.1
    Current liabilities.......................................        62.9                 64.2                58.3
    Non-current liabilities...................................        37.6                 32.5                30.6
    Minority interests........................................        13.8                 14.8                15.5

Consolidated Statements of Operations

    Net sales.................................................        77.9                 83.0                94.6
    Gross profit..............................................        26.0                 32.7                37.9
    Net income (loss) before extraordinary items..............        (3.5)                 0.6                 4.1
    Net income (loss) ........................................        (3.5)                 0.6                 4.1

                           SANITEC INTERNATIONAL S.A.

21. SHARES AND SECURITIES IN SUBSIDIARIES, ASSOCIATED COMPANIES AND OTHER SHAREHOLDINGS

SANITEC INTERNATIONAL S.A. DECEMBER 31, 2003

                                                                                         COUNTRY OF       OWNERSHIP
SUBSIDIARIES(1)                                                                        INCORPORATION       INTEREST
---------------                                                                        -------------       --------
Sanitec Oy....................................................................         Finland                100.0
Pool Sub-Financing Helsinki Oy................................................         Finland                100.0
Pool Financing Helsinki Oy....................................................         Finland                100.0
Ido Bathroom Ltd..............................................................         Finland                100.0
Ido Baderom A/S...............................................................         Norway                 100.0
Porsgrund Oy..................................................................         Finland                100.0
Ido Badrum AB.................................................................         Sweden                 100.0
Porsgrund Bad A/S.............................................................         Norway                 100.0
Ifoe Sanitar AB...............................................................         Sweden                 100.0
Fastighets AB Pressarna.......................................................         Sweden                 100.0
Ifoe Sanitar A/S..............................................................         Norway                 100.0
Scandi-aqualine A/S...........................................................         Denmark                100.0
Ifoe Sanitar Eesti AS.........................................................         Estonia                100.0
Allia International S.A.......................................................         France                 100.0
Allia Holding GmbH............................................................         Germany                100.0
Allia S.A.S...................................................................         France                 100.0
Polyroc S.A.S.................................................................         France                 100.0
Omnium de Distribution Sanitaires S.A.S.......................................         France                 100.0
Omnium de Distribution Sanitaires Sp. z o.o...................................         Poland                 100.0
Leda S.A.S....................................................................         France                 100.0
Leda Production S.A.S.........................................................         France                 100.0
Koralle S.a.r.l...............................................................         France                 100.0
Produits Ceramiques de Touraine S.A...........................................         France                 100.0
S.N.B. Manufacture S.A.R.L....................................................         France                 100.0
Koninklijke Sphinx B.V........................................................         The Netherlands        100.0
Sanitair Techniek Rosmalen B.V................................................         The Netherlands        100.0
Warneton Industrie S.A........................................................         Belgium                100.0
Sanker Spol. S.r.o............................................................         Slovakia               100.0
Sphinx Gustavsberg Wroclaw Sp. z o.o..........................................         Poland                  80.4
Deutsche Sphinx Beteiligungen GmbH............................................         Germany                100.0
Sphinx International B.V......................................................         The Netherlands        100.0
Baduscho Dusch- und Badeeinrichtungen Produktions- und Vertriebsgesellschaft m.b.H.    Austria                100.0
Bekon Koralle AG..............................................................         Switzerland            100.0
Koralle Sp. z o.o.............................................................         Poland                 100.0
Sphinx Bathrooms Belgium N.V..................................................         Belgium                100.0
Koralle International GmbH....................................................         Germany                 94.8
Deutsche Sphinx Sanitar GmbH..................................................         Germany                100.0
Koralle Sanitarprodukte GmbH..................................................         Germany                100.0
Servico Gesellschaft fur Sanitartechnik GmbH..................................         Germany                100.0
Ceravid GmbH.................................................................          Germany                100.0
Keramag Keramische Werke AG...................................................         Germany                 95.0
Keramag Keramische Werke Haldensleben GmbH....................................         Germany                 95.0
Varicor S.A...................................................................         France                  95.0
Keramag Vertriebs Holding GmbH................................................         Germany                 95.0

                           SANITEC INTERNATIONAL S.A.

21. SHARES AND SECURITIES IN SUBSIDIARIES, ASSOCIATED COMPANIES AND OTHER SHAREHOLDINGS (CONTINUED)

SANITEC INTERNATIONAL S.A. DECEMBER 31, 2003 (CONTINUED)

                                                                                         COUNTRY OF       OWNERSHIP
SUBSIDIARIES(1)                                                                        INCORPORATION       INTEREST
---------------                                                                        -------------       --------
Eurocer Industria de Sanitarios S.A...........................................         Portugal             100.0
Kerallia Productos Sanitarios Lda.............................................         Portugal             100.0
Laminex Sp. z o.o.............................................................         Poland                99.5
Evac International Ltd........................................................         Finland              100.0
Evac AB.......................................................................         Sweden               100.0
Evac Vacuum Systems (Shanghai) Co Ltd.........................................         China                100.0
Evac GmbH.....................................................................         Germany              100.0
AquaMar GmbH..................................................................         Germany              100.0
Evac Oy.......................................................................         Finland              100.0
Evac S.A.R.L..................................................................         France               100.0
Evac S.r.l....................................................................         Italy                100.0
Evac (U.K.) Ltd...............................................................         Great Britain        100.0
Envirovac Inc.................................................................         USA                  100.0
Evac Ltda.....................................................................         Brazil               100.0
Sanitec Kolo Sp. z o.o. ......................................................         Poland                99.5
Scan Aqua Sp. z o.o. .........................................................         Poland                99.8
Sugarlop B.V..................................................................         The Netherlands      100.0
Sanitec Leasing AB............................................................         Sweden               100.0
Domino Italia S.p.A...........................................................         Italy                100.0
Sanitec Italia S.p.A. ........................................................         Italy                100.0
Pozzi Ginori S.p.A............................................................         Italy                100.0
Sanitec Servizi Logistici S.r.l...............................................         Italy                100.0
Domino S.p.A..................................................................         Italy                100.0
Royal Sanitec AB..............................................................         Sweden               100.0
Sanitec UK....................................................................         Great Britain        100.0
Twyford Bathrooms.............................................................         Great Britain        100.0
Twyfords Ltd..................................................................         Great Britain        100.0
Twyford Holdings Ltd..........................................................         Great Britain        100.0
Twyford Ltd...................................................................         Great Britain        100.0
Twyford Plumbing Solutions Ltd................................................         Great Britain        100.0
Sanitec Service GmbH..........................................................         Germany              100.0

ASSOCIATED COMPANIES
Hutschenreuther-Keramag GmbH..................................................         Germany               47.5
Ceramics Holdings Middle East B.V.............................................         The Netherlands       50.0
Ceramic Holdings Middle East C.V..............................................         The Netherlands       50.0
AWEK Industrial Patents Ltd. Oy...............................................         Finland               25.0

OTHER SHAREHOLDINGS
Sanitec Holding AG............................................................         Switzerland           19.9
Sanitec Holdings Pte Ltd......................................................         Singapore             19.9

----------
(1) Includes its major subsidiaries.

                           SANITEC INTERNATIONAL S.A.

22.      SUBSEQUENT EVENTS

         In March 2004, Sanitec concluded a contract with Zodiac S.A., the publicly listed parent company of a French industrial group, for a sale of 100% of the shares in the Finnish subsidiary Evac International Ltd., the holding company of our vacuum sewage systems segment operations. After receiving the approval of the anti-trust authority in Finland and the consent of the financial institutions under Senior Credit Facility to release pledges and guarantees issued by Evac International Ltd, the sale was closed in April 2004. Through this transaction, the operations of the entire vacuum sewage systems segment were sold to Zodiac. The agreed total cash consideration, including repayment of all debt Evac International and its subsidiaries owe to Sanitec, was EUR60.0 million. Sanitec intends to use the net proceeds received from the transaction for early repayment of loans to financial institutions under Senior Credit Facility.

         In March 2004, Sanitec announced to close a bathroom ceramics production plant in Nitra, the Slovak Republic. The plant employs currently 174 employees, who will be affected by the closure.

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

         The Group's consolidated financial statements have been prepared in conformity with Finnish GAAP, which differs in certain significant respects from US GAAP. The effects of the application of US GAAP to the net income and shareholders' equity are set out in the tables below:

                                                         PREDECESSOR                          SUCCESSOR
                                                         -----------                          ---------
                                                                              POOL
                                                                          ACQUISITION
                                                         SANITEC OYJ    NETHERLANDS B.V.      SANITEC INTERNATIONAL S.A.
                                                         -----------    ----------------      --------------------------
                                                         PERIOD FROM      PERIOD FROM
                                                         JANUARY 1 -        JUNE 8 -                            YEAR ENDED
                                                           JUNE 7,        DECEMBER 31,       YEAR ENDED        DECEMBER 31,
                                                NOTES        2001             2001        DECEMBER 31, 2002        2003
                                                -----        ----             ----        -----------------        ----
                                                            (AMOUNTS IN MILLIONS OF EURO EXCEPT PER SHARE AND SHARE DATA)
Net income (loss) in accordance with Finnish
GAAP......................................                   13.3             (17.2)            (74.8)             (85.4)

US GAAP adjustments:
    Business combinations, net of tax.....     (a)           (1.0)            (24.1)             21.1               25.2
    Derivatives and hedging activities....     (b)           (0.8)              8.6             (16.5)               1.3
    Pensions..............................     (d)            0.8               1.3               1.0               (2.1)
    Intangible assets.....................     (e)           --                --                 0.1               --
    Software development costs............     (f)           (0.1)              0.4               0.3               (0.3)
    Capitalization of interest............     (g)           (0.1)             --                (0.2)              (0.2)
    Debt issuance costs...................     (h)           --                (1.3)              0.2                0.2
    Associated companies..................     (i)            0.1              (0.2)              3.6                2.7
    Investments in securities.............     (j)           --                --                (1.8)              --
    Acquired operations held for sale.....     (k)           (0.4)             --                --                 --
    Stock based compensation..............     (l)           --                --                --                 (3.6)
    Deferred taxes........................     (m)           --                (1.2)              0.6               --
    Tax effect of US GAAP adjustments.....                   --                (3.0)              2.8                0.9
                                                             ----             -----             -----              -----
Total US GAAP adjustments.................                   (1.5)            (19.5)             11.2               24.1
Net income (loss) in accordance with US GAAP                 11.8             (36.7)            (63.6)             (61.3)
                                                             ====             =====             =====              =====
    Continuing operations ................                   10.3             (33.8)            (60.9)             (43.6)
    Discontinued operations ..............     (n)            1.5              (2.9)             (2.7)             (17.7)
Earnings (loss) per share in accordance with
US GAAP:
    Basic and diluted earnings (loss)
    per share ............................                    0.2             n/a               n/a                n/a
    Weighted basic and diluted average
    number of shares (1,000)..............               62,209               n/a               n/a                n/a

                           SANITEC INTERNATIONAL S.A.

                                                        PREDECESSOR                          SUCCESSOR
                                                        -----------                          ---------
                                                                      POOL ACQUISITION
                                                        SANITEC OYJ   NETHERLANDS B.V.        SANITEC INTERNATIONAL S.A.
                                                        -----------   ----------------        --------------------------
                                                        AT JUNE 7,     AT DECEMBER 31,    AT DECEMBER 31,     AT DECEMBER 31,
                                              NOTES        2001             2001                2002               2003
                                              -----        ----             ----                ----               ----
                                                                            (AMOUNTS IN MILLIONS OF EURO)
Shareholders'  equity  in  accordance  with
Finnish GAAP..............................                375.4              131.9               40.7               (65.6)
US GAAP adjustments:
    Business combinations, net of tax.....   (a)           (7.2)             (24.1)              (3.0)               22.2
    Derivatives and hedging activities....   (b)            0.2                8.6               (7.9)               (6.8)
    Revaluation of property...............   (c)           (1.4)              --                 --                  --
    Pensions..............................   (d)            0.8                1.3                2.3                 0.2
    Intangible assets.....................   (e)            0.1               --                  0.1                 0.1
    Software development costs............   (f)            0.1                0.4                0.7                 0.4
    Capitalization of interest............   (g)            0.9               --                 (0.2)               (0.4)
    Debt issuance costs...................   (h)           --                 (1.3)              (1.1)               (0.9)
    Associated companies..................   (i)           (0.9)              (0.2)               3.4                 5.1
    Investments in securities.............   (j)            1.8               (0.5)              (1.8)               (1.8)
    Acquired operations held for sale.....   (k)           (0.4)              --                 --                  --
    Deferred taxes........................   (m)            0.7               (1.2)              (0.6)               (0.6)
    Tax effect of US GAAP adjustments.....                 (0.9)              (2.9)              (0.3)                0.6
                                                          -----              -----               ----               -----
Shareholders' equity in accordance with
US GAAP ..................................                369.2              112.0               32.3               (47.5)
                                                          =====              =====               ====               =====

A) BUSINESS COMBINATIONS AND IMPAIRMENT TESTING IN ACCORDANCE WITH SFAS NO. 142 AND 144

BUSINESS COMBINATIONS UNDER APB NO. 16

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

         Under US GAAP, prior to the adoption of SFAS No. 141, "BUSINESS COMBINATIONS", business combinations were accounted for in accordance with Accounting Principles Bulletin (APB) No. 16, "BUSINESS COMBINATIONS". Business combinations initiated prior to June 30, 2001 were accounted for either as pooling-of-interests or purchases. These two methods were not alternatives for the same transactions. All acquisitions of the Group that have taken place prior to June 30, 2001 were all accounted for as purchase acquisitions under APB No. 16.

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

IMPLEMENTATION OF SFAS NO. 141 AND 142

         In June 2001, the Financial Accounting Standards Board (FASB) issued the Statement of Financial Accounting Standard (SFAS) No. 141, "BUSINESS COMBINATION", and SFAS No. 142, "GOODWILL AND OTHER INTANGIBLE ASSETS".

         SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, thereby eliminating use of the pooling-of-interests method. SFAS No. 141 also specifies the types of acquired intangible assets that are required to be recognized and reported separately from goodwill.

         SFAS No. 142 requires that goodwill no longer be amortized, but instead tested for impairment at least annually. SFAS No. 142 also requires recognized intangible assets with a finite useful life to be amortized over their respective estimated useful lives and reviewed for impairment in accordance with SFAS No. 144, "ACCOUNTING FOR THE IMPAIRMENT OF DISPOSAL OF LONG-LIVED ASSETS". Any recognized intangible asset determined to have an indefinite useful life will not be amortized, but instead tested for impairment in accordance with SFAS No. 142 until its life is determined no longer be indefinite. SFAS No. 142 is to be applied starting with fiscal years beginning after December 15, 2001. Goodwill and intangible assets acquired prior to July 1, 2001 continue to be amortized and tested for impairment in accordance with pre-SFAS No. 142 requirements until the adoption of the provisions of SFAS No.142.

         The Group adopted the provisions of SFAS No. 141 and SFAS No. 142 as of July 1, 2001 and January 1, 2002 respectively. Goodwill acquired in business combinations completed before July 1, 2001 was amortized until December 31, 2001.

TRANSITIONAL IMPAIRMENT TESTING UNDER SFAS NO. 142

         As of January 1, 2002, the Group re-evaluated the useful lives for intangible assets, as required by SFAS 142. As a result of the re-evaluation, trademarks were determined to have indefinite useful lives, while the other intangible assets were determined to continue with previously determined useful lives, which are the average of 27 years for customer relationships and 12 years for patents and unpatented technology for the vacuum sewage systems. Intangible assets determined to have finite lives continued to be amortized over their useful lives from January 1, 2002 onwards.

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

                           SANITEC INTERNATIONAL S.A.

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

SUBSEQUENT ANNUAL IMPAIRMENT TESTING OF INDEFINITE LIVED ASSETS UNDER SFAS NO.
142

         As of December 31, 2002 and December 31, 2003 the Group performed an annual impairment test for recognized intangible assets determined to have indefinite useful lives as required by SFAS 142. Such intangible assets consist of trademarks, with a carrying value of EUR350.6 million and EUR340.9 million prior to the annual impairment test as of December 31, 2002 and December 31, 2003, respectively. In the test, the fair value of the intangible asset was compared with its carrying value. The impairment testing was carried out separately for each trademark using the relief from royalty method. During 2002 the Group has reorganized the trademark portfolio structure and management, resulting in changes in the valuation of individual trademarks. During 2003 further reorganization has been made for certain trademarks, resulting in further changes in the valuation of the respective trademarks. Therefore, in the impairment test, the carrying values of certain trademarks in the bathroom ceramics and bath and shower products segments exceeded the respective fair values, although the fair value of the total trademark portfolio exceeded the respective carrying value; accordingly, certain trademarks were considered impaired.

         As the operations of the vacuum sewage systems segment continued to be affected by the events on September 11, 2001, heightened terrorism alerts, the conflict in Iraq and the outbreak of SARS, the carrying value of the trademark in the vacuum sewage systems segment also exceeded the fair value as of December 31, 2002. As of December 31, 2003, the fair value of the trademark in the vacuum sewage systems segment exceeded the respective carrying value and no impairment was recorded.

         As a result of the impairment testing, a total impairment charge for trademarks of EUR(9.7) million and EUR(9.7) million was recognized for US GAAP purposes as of December 31, 2002 and December 31, 2003, respectively. After the recorded impairment, the trademarks were continued to be recognized in the carrying value of EUR340.9 million and EUR331.2 million as of December 31, 2002 and December 31, 2003, respectively, with no subsequent amortizations from January 1, 2004 onwards. Of the total carrying values, the share of discontinued operations is EUR18.4 million and EUR18.4 million as of December 31, 2002 and December 31, 2003, respectively. See note 23 (n) for vacuum sewage systems recorded as Discontinued operations in accordance with SFAS No. 144 "ACCOUNTING FOR THE IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS".

SUBSEQUENT ANNUAL IMPAIRMENT TESTING OF GOODWILL UNDER SFAS NO. 142

         As of December 31, 2002 and December 31, 2003 the Group also performed an annual impairment test for goodwill at a reporting unit level, consisting of the operating segments bathroom ceramics, bath and shower products and vacuum sewage systems. In the first step of the goodwill

                           SANITEC INTERNATIONAL S.A.

impairment test, the carrying value of each of the reporting units was compared with its fair value. As a result of the first step of the goodwill impairment test, no indication of goodwill impairment was recognized to exist for bathroom ceramics and bath and shower products segments as of December 31, 2002 and December 31, 2003, and for vacuum sewage systems segment as of December 31, 2002. The second step of the goodwill impairment test was not required to be performed.

         As of December 31, 2003, the vacuum sewage systems segment was recorded as Discontinued operations in accordance with SFAS No. 144 "ACCOUNTING FOR THE IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS". In the first step of the goodwill impairment test the carrying value of the reporting unit was compared with its fair value, determined on the basis of the assumed sale consideration, and an indication of goodwill impairment was recognized to exist. An impairment of EUR20.7 million was recognized, to record the net assets of the vacuum sewage segment at the fair value. See note 23 (n) Discontinued operations.

         After the impairment recorded, the goodwill continued to be recognized at its carrying value of EUR417.7 million and EUR394.3 million as of December 31, 2002 and December 31, 2003, respectively, with no subsequent amortization from January 1, 2004 onwards. In the carrying values, an amount of EUR28.5 million and EUR7.8 million relates to discontinued operations as of December 31, 2002 and December 31, 2003, respectively.

IMPAIRMENT TESTING UNDER SFAS NO. 144

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

         As of December 31, 2002 and December 31, 2003 the long-lived assets of the Group were reviewed for impairment as required by SFAS No. 144. For the bathroom ceramics and bath and shower products segments as of December 31, 2002 and for the bath and shower products segments as of December 31, 2003 no events or changes in circumstances were recognized that would indicate that the carrying amount of an asset may not be recoverable. As a result of the assumed closure of operations in the bathroom ceramics segment, an impairment in long-lived assets of EUR5.6 million was recorded as of December 31, 2003.

                           SANITEC INTERNATIONAL S.A.

         As the operations of the vacuum sewage systems segment were severely affected by the events on September 11, 2001, an undiscounted cash flow test for impairment was performed for the intangible assets recognized in vacuum sewage systems segment, consisting of customer relations and patents and unpatented technology as of December 31, 2002. Due to the heightened terrorist alerts and the conflict in Iraq, an undiscounted cash flow test for impairment was performed for the intangible assets in vacuum sewage systems segment also as of December 31, 2003. As a result of the tests performed as of December 31, 2002 and December 31, 2003, the estimated undiscounted cash flows expected to be generated by the intangible assets were recognized to exceed the carrying values of the respective assets, and no indication of impairment was recognized to exist. See note 23 (n) Discontinued operations.

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

         The purchase price was allocated at acquisition date on a preliminary basis. In 2002, the Group reviewed and finalized the fair values associated with the acquisition of Sanitec Oyj on June 7, 2001. The results of this review, and its treatment under Finnish GAAP in the consolidated financial statements, are set out in Note 3. Finnish GAAP permits information arising in the post-acquisition allocation period, considered to be the calendar year following the acquisition, which gives additional evidence as to the fair value of assets and liabilities at the acquisition date, to be used for the purposes of adjusting fair values at the acquisition date.

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

                           SANITEC INTERNATIONAL S.A.

         The following table reflects the reconciliation of the purchase accounting adjustments from Finnish GAAP to US GAAP:

                                                                           US GAAP
                                         FINNISH GAAP                PURCHASE ACCOUNTING                    US GAAP
                                    PURCHASE BALANCE SHEET               ADJUSTMENTS                PURCHASE BALANCE SHEET
                                    ----------------------               -----------                ----------------------
                                DECEMBER    ADJUST-  DECEMBER    DECEMBER   ADJUST-  DECEMBER   DECEMBER   ADJUST-   DECEMBER
                        NOTES      2001      MENTS     2002        2001      MENTS     2002       2001      MENTS      2002
                        -----      ----      -----     ----        ----      -----     ----       ----      -----      ----
                                                                 (AMOUNTS IN MILLIONS OF EURO)
PURCHASE CONSIDERATION.          930.0         2.5    932.5        --          --      --         930.0        2.5    932.5
                                 -----         ---    -----       -----        ----   -----       -----       ----    -----
NET ASSETS ACQUIRED
   Intangible assets... (i)      196.0        --      196.0       220.0        --     220.0       416.0       --      416.0
   Tangible assets..... (ii)     337.9        38.6    376.5        50.9       (37.6)   13.3       388.8        1.0    389.8
   Inventories......... (iii)    172.6        (0.2)   172.4        45.2        (0.2)   45.0       217.8       (0.4)   217.4
   Other current        (iv)     273.4        (0.4)   273.0        42.2         0.3    42.5       315.6       (0.1)   315.5
   assets..............
   Restructuring
   provisions.......... (v)      (60.0)      (24.5)   (84.5)       29.2        20.2    49.4       (30.8)      (4.3)   (35.1)
   Other provisions.... (v)      (50.4)        --     (50.4)        --         --      --         (50.4)      --      (50.4)
   Deferred tax
   assets/(liabilities) (vi)      14.5       (10.6)     3.9      (204.8)       10.7  (194.1)     (190.3)       0.1   (190.2)
   Liabilities......... (vii)   (557.9)        --    (557.9)       (1.1)       --      (1.1)     (559.0)      --     (559.0)
                                 -----         ---    -----       -----        ----   -----       -----       ----    -----
TOTAL NET ASSETS.......          326.1         2.9    329.0       181.6        (6.6)  175.0       507.7       (3.7)   504.0
                                 -----         ---    -----       -----        ----   -----       -----       ----    -----

EXCESS OF PURCHASE
CONSIDERATION OVER
NET ASSETS ACQUIRED.... (viii)   603.9        (0.4)  603.5       (181.6)        6.6  (175.0)      422.3        6.2    428.5
                                 =====        ====   =====       ======         ===  ======       =====        ===    =====

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

                           SANITEC INTERNATIONAL S.A.

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

       In December 2001, the EUR29.2 million reversal of the provision relates primarily to restructuring costs recognized under Finnish GAAP, which are not in accordance with the criteria specified by EITF issue No. 95-3. In 2002, a further adjustment of EUR20.2 million was recorded for restructuring costs recognized under Finnish GAAP, which were not in accordance with the criteria specified by EITF issue No. 95-3. See note 24(b) for further disclosures and changes in restructuring provisions.

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

(viii) The excess of purchase consideration over the assets acquired and liabilities assumed is regarded as goodwill and amortized over the estimated economic life of 20 years under both Finnish GAAP and US GAAP during the period from June 8, 2001 to December 31, 2001. Subject to implementation of SFAS No. 142, effective January 1, 2002, goodwill will no longer be amortized for US GAAP purposes, but instead be subject to impairment testing at least annually.

         Assuming that the acquisition of Sanitec Oyj had occurred on January 1, 2001, the unaudited pro forma net sales, income before income taxes and minority interests, net income and earnings per share of the Successor would have been EUR994.5 million, EUR(29.4) million, EUR(54.8) million and EUR(1.8) million, respectively for the period from January 1, 2001 to December 31, 2001.

                           SANITEC INTERNATIONAL S.A.

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

         The following table reflects the reconciliation of the purchase accounting adjustments from Finnish GAAP to US GAAP:

                                                             FINNISH GAAP
                                                           PURCHASE BALANCE     US GAAP PURCHASE    US GAAP PURCHASE
                                                                 SHEET             ACCOUNTING         BALANCE SHEET
                                                 NOTES       JANUARY 2001          ADJUSTMENTS        JANUARY 2001
                                                 -----       ------------          -----------        ------------
                                                                         (AMOUNTS IN MILLIONS OF EURO)
PURCHASE CONSIDERATION....................                       133.9                   --                133.9
                                                                 -----                   ----              -----
NET ASSETS ACQUIRED
    Tangible and intangible assets........       (i)              57.0                   46.6              103.6
    Inventories...........................      (ii)              16.6                    3.3               19.9
    Other current assets..................                        66.6                   --                 66.6
    Restructuring provisions..............      (iii)             (2.1)                   1.7               (0.4)
    Deferred tax assets / (liabilities)...      (iv)              (4.6)                 (15.8)             (20.4)
    Liabilities...........................                       (64.2)                  --                (64.2)
                                                                 -----                   ----              -----
TOTAL NET ASSETS..........................                        69.3                   35.8              105.1
                                                                 -----                   ----              -----

EXCESS OF PURCHASE CONSIDERATION OVER NET
ASSETS ACQUIRED...........................       (v)              64.6                  (35.8)              28.8
                                                                  ====                  =====               ====

----------
(i) Estimated fair values are allocated to the identifiable intangible assets arising on acquisition for trademarks of EUR39.8 million and customer relationships of EUR 3.9 million, and to tangible assets consisting of buildings of EUR2.9 million. Intangible assets are amortized over their estimated useful lives, which are 40 years for trademarks and 30 years for customer relationships.

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

                           SANITEC INTERNATIONAL S.A.

       See Note 24(b) for further disclosures and changes in restructuring provisions.

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

         The following table reflects the reconciliation of the purchase accounting adjustments from Finnish GAAP to US GAAP:

                           SANITEC INTERNATIONAL S.A.

                                                             FINNISH GAAP                                US GAAP
                                                               PURCHASE         US GAAP PURCHASE        PURCHASE
                                                             BALANCE SHEET         ACCOUNTING         BALANCE SHEET
                                                 NOTES       DECEMBER 1999         ADJUSTMENTS        DECEMBER 1999
                                                 -----       -------------         -----------        -------------
                                                                         (AMOUNTS IN MILLIONS OF EURO)
PURCHASE CONSIDERATION                                           127.6                    --               127.6
                                                                 -----                    ---              -----
NET ASSETS ACQUIRED
    Intangible assets.....................        (i)              0.9                   65.3               66.2
    Tangible assets.......................       (ii)            105.2                  (12.7)              92.5
    Long term loan receivable.............                         1.4                   --                  1.4
    Inventories...........................      (iii)             36.6                   10.6               47.2
    Other current assets..................       (iv)             40.0                   51.3               91.3
    Restructuring provisions..............        (v)            (20.4)                   7.8              (12.6)
    Other provisions......................        (v)            (15.2)                  --                (15.2)
    Deferred tax assets / (liabilities)...       (vi)             15.6                  (49.1)             (33.5)
    Long-term liabilities.................      (vii)            (60.3)                  (1.3)             (61.6)
    Current liabilities...................       (iv)            (54.2)                   6.1              (48.1)
                                                                 -----                    ---              -----
TOTAL NET ASSETS..........................                        49.6                   78.0              127.6
                                                                 -----                    ---              -----

EXCESS OF PURCHASE CONSIDERATION OVER NET
ASSETS ACQUIRED...........................      (viii)            78.0                  (78.0)               0.0
                                                                  ====                  =====                ===

----------
(i) The estimated fair values are allocated to the identifiable intangible assets arising on acquisition for trademarks of EUR75.7 million and customer relationships of EUR7.3 million, net of EUR0.2 million for capitalized development costs recorded under Finnish GAAP. Intangible assets are adjusted for the allocation of negative goodwill to reduce non-current assets by EUR17.5 million under US GAAP. Intangible assets are amortized over their estimated useful lives, which are 40 years for trademarks and 30 years for customer relationships.

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

                           SANITEC INTERNATIONAL S.A.

       In December 1999, management of Sanitec initiated a number of restructuring measures in Sphinx. Until the end of 2000, management had identified the scope and finalized the plan of the measures to be carried out. See note 24(b) for further disclosures and changes in restructuring provisions.

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

         Material acquisitions have been evaluated and the impact of these to the reconciliation of the purchase accounting from Finnish GAAP into US GAAP has been determined. Had US GAAP been applied prior to December 1999, the impact of acquisitions prior to December 1999 on the net assets of the Predecessor would have been EUR 2.8 million less as of December 31, 1999.

RECONCILIATION OF BUSINESS COMBINATIONS

         The reconciliation of net income and shareholders' equity from Finnish GAAP to US GAAP includes the adjustments to the purchase accounting of Sanitec, Twyford and Sphinx acquisitions as well as the acquisitions prior to December 31, 1999. The summarized adjustments are presented in the table below:

                           SANITEC INTERNATIONAL S.A.

                                                         PREDECESSOR                        SUCCESSOR
                                                         -----------                        ---------
                                                                             POOL
                                                                         ACQUISITION
                                                         SANITEC OYJ   NETHERLANDS B.V.      SANITEC INTERNATIONAL S.A.
                                                         -----------   ----------------      --------------------------
                                                         PERIOD FROM     PERIOD FROM
                                                         JANUARY 1 -       JUNE 8 -         YEAR ENDED        YEAR ENDED
                                                           JUNE 7,       DECEMBER 31,      DECEMBER 31,      DECEMBER 31,
                                                NOTES        2001            2001              2002              2003
                                                -----        ----            ----              ----              ----
                                                                           (AMOUNTS IN MILLIONS OF EURO)
NET INCOME
    Amortization of goodwill...............      (i)          4.1           12.7               44.1              41.3
    Amortization of intangible assets......     (ii)         (2.7)          (6.3)              (2.3)             (2.5)
    Impairment of intangible assets........     (ii)         --             --                 (9.7)             (9.7)
    Depreciation of tangible assets........    (iii)         (0.3)          (1.5)              (2.9)             (4.4)
    Operating expenses.....................     (iv)         (3.4)         (45.2)              (0.4)             --
    Restructuring provisions...............     (iv)         (1.1)          (4.4)             (13.1)             (5.7)
    Other income and expenses, net.........      (v)          0.2            1.1               --                --
    Deferred taxes.........................     (vi)          2.2           19.5                5.4               6.2
                                                             ----          -----               ----              ----
TOTAL......................................                  (1.0)         (24.1)              21.1              25.2
                                                             ====          =====               ====              ====

SHAREHOLDERS' EQUITY
    Goodwill...............................      (i)         33.8           12.7               56.8              98.1
    Intangible assets......................     (ii)        (46.0)          (6.3)             (18.3)            (30.5)
    Tangible assets........................    (iii)          0.3           (1.5)              (4.4)             (8.8)
    Inventory..............................     (iv)        (19.0)         (45.2)             (45.4)            (45.4)
    Current Assets.........................     (iv)         --             --                 (0.2)             (0.2)
    Restructuring provisions...............     (iv)         (1.7)          (4.4)             (17.5)            (23.2)
    Non-current liabilities................      (v)          0.6            1.1                1.1               1.1
    Deferred taxes.........................     (vi)         24.8           19.5               24.9              31.1
                                                             ----          -----               ----              ----
TOTAL......................................                  (7.2)         (24.1)              (3.0)             22.2
                                                             ====          =====               ====              ====

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

(ii) Estimated fair values are allocated to identifiable intangible assets, primarily trademarks, customer relationships as well as patents and unpatented technology under US GAAP, including the proportionate allocation to non-current assets of the negative goodwill. Subject to implementation of SFAS No. 142, "GOODWILL AND OTHER INTANGIBLE ASSETS", effective January 1, 2002, trademarks were determined indefinite lived intangible assets, which are no longer amortized, but instead be subject to impairment testing at least annually. The adjustment to net income reflects the amortization of identifiable intangible assets, which are not indefinite lived, recognized under US GAAP. The adjustment to shareholders' equity reflects the accumulated amortization of identifiable intangible assets recognized under US GAAP.

                           SANITEC INTERNATIONAL S.A.

       As of December 31, 2002 and December 31, 2003, the intangible assets of the Group were subject to impairment testing in accordance with SFAS No. 142, "GOODWILL AND OTHER INTANGIBLE ASSETS", and SFAS No. 144, "ACCOUNTING FOR THE IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS". As a result of the impairment testing the carrying value of certain trademarks were recognized to exceed the respective fair value, and an impairment of EUR(9.7) million and EUR(9.7) million was recognized as of December 31, 2002 and December 31, 2003, respectively. The adjustment to net income and shareholders equity during the periods ended December 31, 2002 and December 31, 2003 includes the impairment recognized.

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

                           SANITEC INTERNATIONAL S.A.

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

         On January 1, 2001, in preparing their financial statements as reconciled to US GAAP, the Group adopted the principles of SFAS No. 133, "ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES", as amended by SFAS No. 138, "ACCOUNTING FOR CERTAIN DERIVATIVE INSTRUMENTS AND CERTAIN HEDGING ACTIVITIES", which requires that an entity recognize all derivatives as either assets or liabilities on the balance sheet measured at fair value. The accounting for changes in the fair value of a derivative depends on the use of the derivative. Derivatives that are not designated as part of a hedging relationship must be adjusted to fair value through income. Certain robust conditions must be met in order to designate a derivative as a hedge including assessment and documentation of the following:

         o        objective of the derivative;

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

                           SANITEC INTERNATIONAL S.A.

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

         As of January 1, 2003, the Group adopted principles in accordance with SFAS No. 133 to qualify certain of our derivatives for hedge accounting. The Group assesses interest rate cash flow risk by continually identifying and monitoring changes in interest rate exposures that may adversely impact expected future cash flows and by evaluating hedging opportunities. The Group maintains risk management control systems to monitor interest rate cash flow risk attributable to both the Group's outstanding or forecasted debt obligations as well as the Group's offsetting hedge positions. The risk management control systems involve the use of analytical techniques, including cash flow sensitivity analysis, to estimate the expected impact of changes in interest rates on the Group's future cash flows.

         The Group uses variable-rate debt to finance its operations. The debt obligations expose the Group to variability in interest payments due to changes in interest rates. Management believes that it is prudent to limit the variability of a portion of its interest payments. To meet this objective, management enters into interest rate swap agreements to manage fluctuations in cash flows resulting from interest rate risk. These swaps change the variable-rate cash flow exposure on the debt obligations to fixed cash flows. Under the terms of the interest rate swaps, the Group receives variable interest rate payments and makes fixed interest rate payments, thereby creating the equivalent of fixed-rate debt.

         Changes in the fair value of interest rate swaps designated as hedging instruments that effectively offset the variability of cash flows associated with variable-rate, long-term debt obligations are reported in other accumulated comprehensive income in shareholder's equity. These amounts subsequently are reclassified into interest expense as a yield adjustment of the hedged interest payments in the same period in which the related interest affects earnings.

         Interest expense for the year ended December 31, 2003 include EUR1.3 million of net gains from instruments which are not included in hedge accounting.

         As of December 31, 2003, EUR(0.2) million of deferred losses on derivative instruments accumulated in other comprehensive income are expected to be reclassified to earnings during the next 36 months. There were no cash flow hedges discontinued during 2003.

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

                           SANITEC INTERNATIONAL S.A.

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

         The Group operates defined-benefit schemes in the Netherlands, Belgium, Finland, France, Germany, Portugal, Sweden and the United Kingdom (from September 1, 2001). The total active membership of these defined benefit schemes was 6,039, 5,513 and 4,977 as at December 31, 2001, December 31, 2002 and
December 31, 2003, respectively. The Group also operates defined-contribution schemes in Belgium, Finland, France, Germany, the Netherlands, Norway, Sweden, the United Kingdom and the United States. The total employer expense recognized for the defined-contribution schemes was EUR2.4 million, EUR2.4 million, EUR4.8 million and EUR4.1 million for the periods from January 1, 2001 to June 7, 2001 and from June 8, 2001 to December 31, 2001, and for the financial years ended December 31, 2002 and December 31, 2003 respectively.

         For purposes of disclosure in accordance with US GAAP, the pension cost of the Group's retirement schemes have been restated in the following tables in accordance with the requirements of SFAS No. 87, "EMPLOYERS' ACCOUNTING FOR PENSIONS". The disclosures below are in accordance with SFAS No. 132, "EMPLOYERS' DISCLOSURES ABOUT PENSIONS AND OTHER POST RETIREMENT BENEFITS".

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

                           SANITEC INTERNATIONAL S.A.

                                                          PREDECESSOR                         SUCCESSOR
                                                          -----------                         ---------
                                                          PERIOD ENDED                        YEAR ENDED        YEAR ENDED
                                                            JUNE 7,        PERIOD ENDED      DECEMBER 31,      DECEMBER 31,
                                                              2001       DECEMBER 31, 2001       2002              2003
                                                              ----       -----------------       ----              ----
                                                                            (AMOUNTS IN MILLIONS OF EURO)
CHANGE IN BENEFIT OBLIGATION
PROJECTED BENEFIT OBLIGATION AT BEGINNING OF PERIOD..        154.7             156.6              161.3           180.4
Service cost.........................................          1.7               3.2                6.7             7.5
Interest cost........................................          3.9               5.5                9.7             9.9
Plan participants' contributions.....................          0.2               0.8                1.7             1.5
Amendments...........................................         --                --                 --              (1.7)
Curtailments/Settlements/Special termination benefits         --                --                 --              (2.6)
Actuarial loss (gain)................................          0.6               0.5               11.7             7.0
Benefits paid........................................         (3.9)             (5.4)             (10.6)          (10.3)
Foreign currency exchange rate changes...............         (0.6)              0.1               (0.1)           (0.3)
                                                             -----             -----              -----           -----
PROJECTED BENEFIT OBLIGATION AT END OF PERIOD........        156.6             161.3              180.4           191.4
                                                             =====             =====              =====           =====

CHANGE IN PLAN ASSETS
FAIR VALUE OF PLAN ASSETS AT BEGINNING OF PERIOD.....        172.2             166.3              162.2           141.2
Actual return on plan assets.........................         (4.2)             (3.2)             (18.9)           12.8
Employer contributions...............................          2.0               3.7                7.0             7.4
Plan participants' contributions.....................          0.2               0.8                1.6             1.5
Curtailments/Settlements/Special termination benefits         --                --                 --              (1.3)
Benefits paid........................................         (3.9)             (5.4)             (10.5)          (10.3)
Foreign currency exchange rate changes...............         --                --                 (0.2)           (0.4)
                                                             -----             -----              -----           -----
FAIR VALUE OF PLAN ASSETS AT END OF PERIOD...........        166.3             162.2              141.2           150.9
                                                             =====             =====              =====           =====

FUNDED STATUS
Funded status of the plan............................          9.7               1.1              (39.2)          (40.4)
Unrecognized actuarial transition obligation (asset).          1.0              --                 --
Unrecognized actuarial (gain) loss...................         17.6              10.3               51.9            50.2
Unrecognized actuarial prior service cost............         --                --                 --              (0.6)
                                                             -----             -----              -----           -----
NET AMOUNT PREPAID...................................         28.3              11.4               12.7             9.2
                                                             =====             =====              =====           =====
Net amount recognized (accrued)......................         --               (40.5)             (41.5)          (41.3)
Net amount recognized prepaid........................         --                51.8               54.2            50.5
                                                             -----             -----              -----           -----

AMOUNTS RECOGNIZED IN THE
STATEMENT OF FINANCIAL POSITION
Prepaid benefit cost................................          --                51.8               54.2            50.5
Accrued benefit liability...........................          --               (40.7)             (42.9)          (42.7)
Intangible asset....................................          --                --                 --              --
Accumulated other comprehensive income..............          --                 0.3                1.4             1.4
                                                             -----             -----              -----           -----
NET AMOUNT PREPAID..................................          --                11.4               12.7             9.2
                                                             -----             -----              -----           -----

                           SANITEC INTERNATIONAL S.A.

WEIGHTED-AVERAGE ASSUMPTIONS
Discount rate......................................            6.2%              5.9%               5.5%            5.3%
Rate of compensation increase......................            2.7%              2.5%               2.7%            3.5%
Expected rate of return on plan assets.............            7.1%              6.8%               6.1%            6.3%
                                                             -----             -----              -----           -----

NET PERIODIC BENEFIT COST
Service cost.......................................            1.7               3.2                6.7             7.5
Interest cost......................................            3.9               5.5                9.7             9.9
Expected return on plan assets.....................           (5.0)             (6.6)             (10.9)           (8.5)
Amortization of net transition obligation..........            0.2              --                 --              --
Amortization of actuarial net loss (gain)..........            0.1              --                 --               3.1
Amortization of unrecognized prior service cost....           --                --                 --              (0.1)
Special termination benefits.......................           --                --                 --              (1.0)
Effects of curtailments / settlements..............           --                --                 --              --
                                                             -----             -----              -----           -----
NET PERIODIC BENEFIT COST..........................            0.9               2.1                5.5            10.9
                                                             =====             =====              =====           =====

         The totals of the projected benefit obligations, accumulated benefit obligations and fair values of plan assets for those pension plans which had accumulated benefit obligations in excess of the fair value of their corresponding plan assets were EUR41.4 million, EUR33.5 million and EUR4.0 million respectively as of December 31, 2001, EUR42.6 million, EUR39.3 million and EUR3.3 million respectively as of December 31, 2002 and EUR40.4 million, EUR38.9 million and EUR3.1 million respectively as of December 31, 2003.

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

         The Group generally expenses costs of internally developed non-identifiable intangible assets. However, certain external costs of acquiring intangible assets, mainly patents and trademarks, are also expensed as incurred. In accordance with US GAAP, additional amounts of EUR0.1 million, EUR0.1 million, EUR0.1 million and EUR0.1 million, have been capitalized during the periods from January 1, 2001 to June 7, 2001 and from June 8, 2001 to December 31, 2001 and the years ended December 31, 2002 and December 31, 2003, respectively. Amortization of such capitalized costs was EUR0.1 million, EUR0.1 million, EUR0.0 million and EUR0.1 million for periods ended June 7, 2001 and December 31, 2001 and the years ended December 31, 2002 and December 31, 2003, respectively.

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

         The Group generally follows principles equivalent to those required by US GAAP. However, in certain cases costs related to application development have been expensed as incurred. In accordance with US GAAP, additional costs amounting to EUR0.0 million, EUR0.6 million, EUR0.5 million and EUR0.0 million have been capitalized during the period from January 1, 2001 to June 7, 2001 and from June 8, 2001 to December 31, 2001 and the years ended December 31, 2002 and December 31, 2003, respectively. Amortization of such capitalized costs was EUR0.1 million, EUR0.2 million, EUR0.2 million and EUR0.3 million for the periods from January 1, 2001 to June 7, 2001 and from June 8, 2001 to December 31, 2001 and the years ended December 31, 2002 and December 31, 2003, respectively.

G)       CAPITALIZATION OF INTEREST

         Under Finnish GAAP, it is permissible to either capitalize or expense, as incurred, interest or external financing of assets in the course of construction.

         Under US GAAP, interest cost shall be capitalized as part of the historical cost of constructing certain assets. To qualify for interest capitalization, assets must require a period of time to get them ready for their intended use. Examples are assets that an enterprise constructs for its own use (such as facilities) and assets intended for sale or lease that are constructed as discrete projects. Interest capitalization is required for those assets to the extent the effect of capitalizing compared with the effect of expensing the interest is material. If the net effect is not material, interest capitalization is not required.

         Under Finnish GAAP, the Group generally expenses such interest costs; however, interest costs have been capitalized on certain large construction projects. For purposes of US GAAP, additional amounts of interest costs amounting to EUR0.1 million, EUR0.1 million and EUR0.1 million have been capitalized during the period from June 8, 2001 to December 31, 2001 and in the years ended December 31, 2002 and December 31, 2003, respectively. Amortization of capitalized interest was EUR0.1 million, EUR0.1 million, EUR0.3 million and EUR0.3 million for each of the periods from January 1, 2001 to June 7, 2001 and from June 8, 2001 to December 31, 2001 and the years ended December 31, 2002 and December 31, 2003, respectively.

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

                           SANITEC INTERNATIONAL S.A.

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

         During the financial year ended December 31, 2002, after no sale had occurred, the management of the Group made a decision to discontinue the operations of STC. The operations of the company were closed in 2003. As of December 31, 2002 a provision of EUR1.1 million was recorded under Finnish GAAP and in accordance with EITF issue No. 94-3, "LIABILITY RECOGNITION FOR CERTAIN EMPLOYEE TERMINATION BENEFITS AND OTHER COSTS TO EXIT AN ACTIVITY (INCLUDING CERTAIN COSTS INCURRED IN A RESTRUCTURING)", to reflect the impact of the expected employee termination benefits. As of December 31, 2003, the provision of EUR1.1 million was reversed as the expected proceeds of the sales of the net assets of the company were assumed sufficient to cover the expected employee termination benefits. A total of 93 employees were made redundant in connection with the closure of STC. In accordance with SFAS No. 144, "ACCOUNTING FOR THE IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS", effective January 1, 2002, net assets of STC ("disposal group") were tested for impairment using the undiscounted cash flow method. As a result of the impairment test, no impairment was recognized.

L)       STOCK BASED COMPENSATION

         The stock based compensation program of the Successor was initiated in February 2003. In this program, certain members of the senior management of the Group were given an opportunity to acquire shares of Sanitec International AG, the parent company of Sanitec International S.A. These shares were previously held by the funds advised by BC Partners. By December 31, 2003, a total of 489,998 shares (4.9%) were purchased by the members of the senior management. The purchase price was EUR15 per share plus an interest factor. After completion of the stock based compensation program, Pool Acquisition S.A. continues to hold 9,333,686 shares (93.3%) and the funds advised by BC Partners 176,316 shares (1.8%) in Sanitec International AG, respectively.

         Under Finnish GAAP, the Group has not accounted for the stock-compensation plan.

         Under US GAAP, the Group applies the intrinsic-value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES, and related interpretations including FASB Interpretation No. 44, ACCOUNTING FOR CERTAIN TRANSACTIONS INVOLVING STOCK COMPENSATION, AN INTERPRETATION OF APB OPINION NO. 25, to account for its variable-plan shareholding. The stock based compensation program is classified as a variable-plan, as the final amount the participants will pay for the shares is not known at the grant date. Compensation cost is recognized over the vesting period of the awards. The awards vest over the related executives employment contracts and are subject to accelerated vesting provisions when certain defined conditions are met such as a change in control or an initial public offering. Compensation cost is measured by the fair value of the stock at the measurement date less the amount that management is required to pay. The Group determines the best estimate of the market value of the stock using the discounted cash flow method. As of 31 December 2003, the adjustment from Finnish GAAP to US GAAP reflects the compensation cost in the amount of EUR3.6 million recognized under APB No. 25 related to the Group's stock based compensation program.

         FASB Statement No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION and FASB Statement No. 148, ACCOUNTING FOR STOCK-BASED COMPENSATION - TRANSITION AND DISCLOSURE, AN AMENDMENT OF FASB STATEMENT NO. 123, established accounting and disclosure requirements using a fair-value-based method

                           SANITEC INTERNATIONAL S.A.

of accounting for stock-based employee compensation plans. Had the fair-value-based method in accordance with the FASB Statement No. 123 been applied, the impact to the net income under US GAAP would have been as follows:

                                                                           SUCCESSOR
                                                                           ---------
                                                                     SANITEC INTERNATIONAL
                                                                             S.A.
                                                                             ----
(AMOUNTS IN MILLIONS OF EURO)                                         YEAR ENDED DECEMBER
                                                                           31, 2003
                                                                           --------
Net  income under US GAAP......................................             (61.3)
Add stock-based employee compensation cost included in reported
net income.....................................................               3.6
Deduct total stock-based compensation cost determined under
fair-value-based method for all awards.........................              (3.3)
                                                                            -----
Pro forma net income under US GAAP.............................             (61.0)
                                                                            =====

         The preceding pro forma amounts were determined in accordance with the provisions of SFAS No. 123 whereby non-public companies may determine the value of the stock option plan as a minimum value. This calculation was based on the following assumptions:

                                                                           SUCCESSOR
                                                                           ---------
                                                                     SANITEC INTERNATIONAL
                                                                             S.A.
                                                                             ----
                                                                      YEAR ENDED DECEMBER
                                                                           31, 2003
                                                                           --------
Dividend yield.................................................               0.0
Risk-free interest rate........................................               5.0%
Expected life of option (in years) ............................               4.1

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

      (IN MILLIONS EXCEPT PER SHARE)              2000
      ------------------------------              ----
Net income:
  As reported under US GAAP............           40.3
Deduct:
  Total stock-based employee
  compensation expense, net of                    (2.7)
  tax effects
  Pro forma............................           37.6
Basic and diluted earnings per share:
  As reported under US GAAP............            0.6
  Pro forma............................            0.6

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
Dividend                                            EUR0.21
Fair value                                          EUR1.6

         Changes in options outstanding were:

                                                                                     WEIGHTED-AVERAGE
                                                          SHARES UNDER OPTION         EXERCISE PRICE
                                                          -------------------         --------------
         Outstanding at December 31, 2000                      1,700,000                   15.92
         Granted                                                  --                       --
         Exercised                                                --                       --
         Terminated and expired                                   --                       --
                                                              ----------                   -----
         Outstanding at June 7, 2001                           1,700,000                   15.92
         Granted                                                  --                       --
         Exercised                                                --                       --
         Terminated and Expired                               (1,700,000)                  15.92
                                                              ----------                   -----
         Outstanding at December 31, 2001                         --                       --
                                                              ==========                   =====

                           SANITEC INTERNATIONAL S.A.

M)       DEFERRED TAXES

         Under Finnish GAAP deferred tax assets are reduced by a valuation allowance to the amount that is probable to be realized. Under US GAAP, deferred tax liabilities are recognized regardless of the likelihood of reversal of such amounts and deferred tax assets are reduced by a valuation allowance to the amount that is "more likely than not" to be realized.

         The accounting for deferred taxes by the Group under Finnish GAAP is primarily consistent with US GAAP. In certain cases, however, the principles applied when recognizing the valuation allowance for deferred tax assets under Finnish GAAP are more prudent compared to US GAAP. In such cases, the valuation allowance is adjusted to the amount as defined under US GAAP.

         Under Finnish GAAP, a deferred tax liability related to undistributed earnings is recognized during the period when such earnings are distributed as dividends. Under US GAAP, a deferred tax liability related to undistributed earnings is recognized during the period when earned, with the exception of unremitted earnings of foreign subsidiaries which are permanently reinvested; deferred taxes are recorded for such earnings when it becomes apparent that they are no longer permanently reinvested and that they will reverse in the foreseeable future. The impact of the timing difference is reflected as an adjustment from Finnish GAAP to US GAAP.

         During the year ended December 31, 2003, changes in the Group structure were performed in France, Germany, Finland and Sweden. These transactions were performed by exchanging shares between subsidiaries and by issuing new shares as contribution with no tax effect recorded under Finnish GAAP. During the year ended December 31, 2003, Sanitec Oy, formerly Pool Acquisition Helsinki Oy also recorded a revaluation of EUR300.0 million in the shares held in subsidiaries with no tax recorded under Finnish GAAP. Under US GAAP, a deferred tax liability and deferred tax expense of EUR29.4 million was recorded on the transactions performed in France. Upon consolidation, the deferred tax expense is eliminated and a deferred tax charge of EUR29.4 million is recorded. As such, there is no impact on net income or overall equity.

         In March 2004, Sanitec announced the sale of Evac International Ltd., the Finnish holding company of our vacuum sewage systems segment operations. No deferred tax liability on the assumed sale profit was recorded under Finnish GAAP as of December 31, 2003, as it is assumed that valuation allowance recorded on the tax loss carry forwards in Finland can be released accordingly at the completion of the sale in 2004. Under US GAAP, a deferred tax liability of EUR8.8 million was recorded. An equal and offsetting amount of valuation allowance was released. As such, there is no impact on net income or overall equity.

N)       DISCONTINUED OPERATIONS

         In March 2004, Sanitec concluded a contract with France based Zodiac for a sale of 100% of the shares in the Finnish subsidiary Evac International Ltd., the holding company of our vacuum sewage systems segment operations
(Evac). Through this sale transaction, the operations of the entire vacuum sewage systems segment will be sold to Zodiac.

         As of December 31, 2003, an analysis was performed in accordance with SFAS No. 144, "ACCOUNTING FOR THE IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS", whether Evac met all the criteria

                           SANITEC INTERNATIONAL S.A.

specified under paragraph 30 to be classified as held for sale. As a result of the analysis, Evac was determined to meet all the criteria, and it was classified as held for sale under SFAS No 144.

         Under US GAAP the operations of Evac would have been presented as discontinued operations for the following amounts:

                                                           PREDECESSOR                        SUCCESSOR
                                                           -----------                        ---------
                                                                          POOL ACQUISITION
                                                           SANITEC OYJ    NETHERLANDS B.V.      SANITEC INTERNATIONAL S.A.
                                                           -----------    ----------------      --------------------------
                                                           PERIOD FROM
                                                           JANUARY 1 -      PERIOD FROM        YEAR ENDED       YEAR ENDED
                                                             JUNE 7,          JUNE 8 -        DECEMBER 31,     DECEMBER 31,
                                                              2001       DECEMBER 31, 2001        2002             2003
                                                              ----       -----------------        ----             ----
                                                                             (AMOUNTS IN MILLIONS OF EURO)
Net income (loss) from discontinued operations
in accordance with Finnish GAAP....................             1.5           (0.7)                (3.8)           (18.0)

US GAAP adjustments:
    Business combinations:
       Amortization of goodwill...................(i)          --              0.9                  3.2              1.2
       Amortization of intangible assets..........(ii)         --             (1.0)                (1.5)            (1.5)
       Impairment of intangible assets............(iii)        --             --                   (1.6)            --
       Operating expenses.........................(iv)         --             (3.4)                --               --
       Restructuring provisions...................(v)          --             (0.3)                (0.1)            --
       Deferred taxes in business combinations....(vi)         --              1.6                  1.1              0.5
    Pensions.......................................            --             --                   --                0.1
                                                                ---           ----                 ----            -----
Total US GAAP adjustments..........................            --             (2.2)                 1.1              0.3

Net  income  from  discontinued   operations  in
accordance with US GAAP............................             1.5           (2.9)                (2.7)           (17.7)
                                                                ===           ====                 ====            =====

(i) Includes the adjustment to goodwill amortization recorded from Finnish GAAP into US GAAP. Under US GAAP goodwill amortizations are recorded until December 31, 2001, after which no amortizations are recorded in accordance with SFAS No. 142 "GOODWILL AND OTHER INTANGIBLE ASSETS".

(ii) Includes the amortization of customer relations and patents and unpatented technology of Evac recorded in the purchase accounting of Sanitec Oyj as of June 7, 2001 and determined as definite lived intangible assets in accordance with SFAS No. 142 "GOODWILL AND OTHER INTANGIBLE ASSETS".

(iii) Includes the impairment recorded for Evac trademark as of December 31, 2002.

(iv) In connection with the purchase accounting of Sanitec Oyj as of June 7, 2001, the inventories of Evac were recorded in their assumed fair value. Subsequent to the acquisition, the fair value adjustment of the inventories is charged to earnings.

                           SANITEC INTERNATIONAL S.A.

(v) Includes an adjustment to restructuring provisions recorded under Finnish GAAP in connection with the purchase accounting of Sanitec Oyj as of June 7, 2001, which were not in accordance with EITF issue No. 95-3, and which were charged to earnings when incurred under US GAAP.

(vi) Includes changes to the deferred taxes recognized on the estimated tax basis of acquired assets and liabilities assumed in connection with the purchase accounting of Sanitec Oyj as of June 7, 2001, and subsequently charged to earnings.

O)     EARNINGS PER SHARE

         Earnings per share is calculated by dividing net income by the average number of common shares outstanding during the year. SFAS No. 128, "EARNINGS PER SHARE", establishes standards for computing and presenting earnings per share
(EPS) and applies to entities with publicly held common stock or potential common stock. As the Predecessor was delisted from the Helsinki Stock Exchanges at the end of October 2001, SFAS No. 128 is not required for the Successor as of December 31, 2001, December 31, 2002 or December 31, 2003.

                                                                                 PREDECESSOR
                                                                                 -----------
                                                                                 SANITEC OYJ
                                                                                 -----------
                                                                                 PERIOD FROM
                                                                                 JANUARY 1 -
                                                                                 JUNE 7, 2001
                                                                                 ------------
       (AMOUNTS IN MILLIONS OF EURO EXCEPT PER SHARE AND SHARE DATA)

FINNISH GAAP:
Numerator for basic and diluted EPS - net income.........................             13.3
Denominator for basic and diluted EPS - weighted average
Number of shares (1,000).................................................         62,209
Basic and diluted earnings per share.....................................              0.2

US GAAP:
Numerator for basic and diluted EPS - net income.........................             11.8
Denominator for basic and diluted EPS - weighted average
Number of shares (1,000).................................................         62,209
Basic and diluted earnings per share.....................................              0.2

P)       CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

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

         Comprehensive income under Finnish GAAP for the financial periods ended June 7, 2001, and December 31, 2001 and the years ended December 31, 2002 and December 31, 2003 are as follows:

                           SANITEC INTERNATIONAL S.A.

                                                        PREDECESSOR                          SUCCESSOR
                                                        -----------                          ---------
                                                                       POOL ACQUISITION
                                                        SANITEC OYJ    NETHERLANDS B.V.       SANITEC INTERNATIONAL S.A.
                                                        -----------    ----------------       --------------------------
                                                        PERIOD FROM
                                                        JANUARY 1 -       PERIOD FROM                          YEAR ENDED
                                                          JUNE 7,          JUNE 8 -          YEAR ENDED       DECEMBER 31,
                                                           2001        DECEMBER 31, 2001  DECEMBER 31, 2002       2003
                                                           ----        -----------------  -----------------       ----
                                                                          (AMOUNTS IN MILLIONS OF EURO)
Net income under Finnish GAAP......................         13.3             (17.2)              (74.8)            (85.4)
Other comprehensive income:
     Foreign currency translation adjustments......         10.0              (0.9)              (16.5)            (20.9)
     Hedging of net investment denominated in
     foreign currency..............................         (1.7)             --                  --                --
                                                            ----             -----               -----            ------
Comprehensive income...............................         21.6             (18.1)              (91.3)           (106.3)
                                                            ====             =====               =====            ======

Q)       CLASSIFICATION DIFFERENCES

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

     (II) EXTRAORDINARY ITEMS

         Under Finnish GAAP, certain items that are considered to be incurred outside the ordinary course of business are classified as "extraordinary items" and shown in a separate caption below income from operations. Such items are not shown net of tax. Extraordinary expenses in December 31, 2001 include estimated costs for the accidental destruction by fire of the bath and shower production facility in Avranches, France, and a loss from the sale of 80.1% of the share of Sanitec Johnson Suisse. Extraordinary expenses in December 31, 2003 include impairment recorded for goodwill in connection with the sale of the vacuum sewage systems segment announced in March 2004. The impairment has not tax consequences.

         US GAAP has a more restrictive definition of "extraordinary items" and only items that are both unusual in nature and infrequent in occurrence are classified as "extraordinary". In practice,

                           SANITEC INTERNATIONAL S.A.

         extraordinary items are rarely presented. If presented, extraordinary items are net of tax. None of the items classified as extraordinary in the consolidated statements of operations of the Predecessor for the period from January 1, 2001 to June 7, 2001 and for the Successor for the period from June 8, 2001 to December 31, 2001 and the year ended December 31, 2003 would be classified as extraordinary items under US GAAP.

         Under US GAAP, the operating profit of the continued operations would have been EUR24.1 million, EUR(3.8) million, EUR75.8 million and EUR82.8 million for the financial periods January 1 to June 7, 2001 and June 8 to December 31, 2001 an for the years ended December 31, 2002 and December 31, 2003, respectively. The operating profit of the discontinued operations would have been EUR3.2 million, EUR0.7 million, EUR1.5 million and EUR(15.6) million for the financial periods January 1 to June 7, 2001 and June 8 to December 31, 2001 and for the years ended December 31, 2002 and December 31, 2003, respectively.

    (III) CLASSIFICATION OF ASSETS

         Under Finnish GAAP, the balance sheet presentation is determined by statutory regulations. Provisions must be separately reported. Under US GAAP, the order of presentation of assets on the balance sheet is determined by liquidity with assets and liabilities classified as either current or non-current.

24.      ADDITIONAL DISCLOSURES

         The following disclosures are included to comply with US GAAP and the US Securities and Exchange Commission's regulations for foreign registrants. As indicated, certain disclosures are presented on a Finnish GAAP measurement basis.

A)       VALUATION AND QUALIFYING ACCOUNTS

         Inventories and Accounts and Other Receivables are accounted for net of the following valuation allowances and allowances for doubtful accounts under Finnish GAAP:

INVENTORIES
                                      BALANCE AT
PREDECESSOR                          BEGINNING OF                                                BALANCE AT END
SANITEC OYJ                             PERIOD             ADDITIONS           DEDUCTIONS           OF PERIOD
-----------                             ------             ---------           ----------           ---------
     June 7, 2001                        16.2                 2.9                (1.4)                17.7

SUCCESSOR                             BALANCE AT
POOL ACQUISITION                     BEGINNING OF                                                BALANCE AT END
NETHERLANDS B.V.                        PERIOD             ADDITIONS           DEDUCTIONS           OF PERIOD
----------------                        ------             ---------           ----------           ---------
     December 31, 2001                   16.2                 6.4                (4.1)                18.5

                           SANITEC INTERNATIONAL S.A.

                                      BALANCE AT
SUCCESSOR                            BEGINNING OF                                                BALANCE AT END
SANITEC INTERNATIONAL S.A.              PERIOD             ADDITIONS           DEDUCTIONS           OF PERIOD
--------------------------              ------             ---------           ----------           ---------
     December 31, 2002                   18.5                 3.4                (4.6)                17.3
     December 31, 2003                   17.3                 5.2                (2.8)                19.7

ACCOUNTS AND OTHER RECEIVABLES
                                      BALANCE AT
PREDECESSOR                          BEGINNING OF                                                BALANCE AT END
SANITEC OYJ                             PERIOD             ADDITIONS          DEDUCTIONS           OF PERIOD
-----------                             ------             ---------          ----------           ---------
      June 7, 2001                        6.0                 0.5                (0.4)                6.1

SUCCESSOR                             BALANCE AT
POOL ACQUISITION                     BEGINNING OF                                                BALANCE AT END
NETHERLANDS B.V.                        PERIOD             ADDITIONS          DEDUCTIONS           OF PERIOD
----------------                        ------             ---------          ----------           ---------
      December 31, 2001                   6.0                 2.1                (0.8)                7.3

                                       BALANCE AT
SUCCESSOR                             BEGINNING OF                                               BALANCE AT END
SANITEC INTERNATIONAL S.A.               PERIOD            ADDITIONS          DEDUCTIONS            OF PERIOD
--------------------------               ------            ---------          ----------            ---------
      December 31, 2002                    7.3                  2.7               (2.5)                 7.5
      December 31, 2003                    7.5                  4.6               (1.7)                10.4

B)       RESTRUCTURING TRANSACTIONS

         Changes to the restructuring provisions recorded under Finnish GAAP and under US GAAP are as follows:

                                                                          PREDECESSOR
                                                                          -----------
                                             RESTRUCTURING      RESTRUCTURING     CHARGED AGAINST    RESTRUCTURING
                                              PROVISION AT       CHARGES (1)         PROVISION        PROVISION AT
                                              DECEMBER 31,     JAN 1 - JUNE 7,    JAN 1 - JUNE 7,       JUNE 7,
                                                  2000               2001               2001              2001
                                                  ----               ----               ----              ----
Severance and other employee costs........         3.8               0.2                (0.2)              3.8
Plant closure and business exit costs.....         3.6               0.2                (0.2)              3.6
                                                  ----               ---                ----              ----
Total restructuring in accordance with US
    GAAP..................................         7.4               0.4                (0.4)              7.4
95-3 adjustments from Finnish GAAP into
    US GAAP...............................         7.2               1.7                (1.1)              7.8
                                                  ----               ---                ----              ----
Total provisions for restructuring in
    accordance with Finnish GAAP..........        14.6               2.1                (1.5)             15.2
                                                  ====               ===                ====              ====

                           SANITEC INTERNATIONAL S.A.

                                                                           SUCCESSOR
                                                                           ---------
                                            RESTRUCTURING       RESTRUCTURING     CHARGED AGAINST     RESTRUCTURING
                                            PROVISION AT         CHARGES (2)         PROVISION        PROVISION AT
                                                JUNE 8,        JUNE 8 - DEC 31,     JUNE 8 - DEC      DECEMBER 31,
                                                  2001               2001             31, 2001            2001
                                                  ----               ----             --------            ----
Severance and other employee costs........         --                23.8                (4.7)             19.1
Plant closure and business exit costs.....         --                 7.0                (1.2)              5.8
                                                   --                ----               -----              ----
Total restructuring in accordance with US
    GAAP..................................         --                30.8                (5.9)             24.9
95-3 adjustments from Finnish GAAP into
    US GAAP...............................         --                29.2                (4.4)             24.8
                                                   --                ----               -----              ----
Total provisions for restructuring in
    accordance with Finnish GAAP..........         --                60.0               (10.3)             49.7
                                                   ==                ====               =====              ====

                                                                           SUCCESSOR
                                                                           ---------
                                             RESTRUCTURING     RESTRUCTURING     CHARGED AGAINST     RESTRUCTURING
                                              PROVISION AT      CHARGES (3)       PROVISION (4)      PROVISION AT
                                              DECEMBER 31,    JAN 1 - DEC 31,    JAN 1 - DEC 31,     DECEMBER 31,
                                                  2001              2002              2002               2002
                                                  ----              ----              ----               ----
Severance and other employee costs........         19.1               4.3              (9.7)              13.7
Plant closure and business exit costs.....          5.8               1.1              (3.1)               3.8
                                                   ----              ----             -----               ----
Total restructuring in accordance with US
    GAAP..................................         24.9               5.4             (12.8)              17.5
95-3 adjustments from Finnish GAAP into
    US GAAP...............................         24.8              20.2             (11.9)              33.1
                                                   ----              ----             -----               ----
Total provisions for restructuring in
    accordance with Finnish GAAP..........         49.7              25.6             (24.7)              50.6
                                                   ====              ====             =====               ====

                           SANITEC INTERNATIONAL S.A.

                                                                           SUCCESSOR
                                                                           ---------
                                             RESTRUCTURING     RESTRUCTURING     CHARGED AGAINST    RESTRUCTURING
                                              PROVISION AT      CHARGES (5)         PROVISION        PROVISION AT
                                              DECEMBER 31,    JAN 1 - DEC 31,    JAN 1 - DEC 31,     DECEMBER 31,
                                                  2002              2003              2003               2003
                                                  ----              ----              ----               ----
Severance and other employee costs........         13.7              12.6             (14.2)              12.1
Plant closure and business exit costs.....          3.8               0.5              (3.5)               0.8
                                                   ----              ----             -----               ----
Total restructuring in accordance with US
    GAAP..................................         17.5              13.1             (17.7)              12.9
Adjustments from Finnish GAAP into US GAAP         33.1               0.5              (3.7)              29.9
                                                   ----              ----             -----               ----
Total provisions for restructuring in
    accordance with Finnish GAAP..........         50.6              13.6             (21.4)              42.8
                                                   ====              ====             =====               ====

____________

(1) Includes EUR0.4 million recorded as a purchase accounting adjustment related to the Twyford acquisition in accordance with US GAAP.
(2) Includes EUR 30.8 million recorded as a purchase accounting adjustment related to the Sanitec acquisition in accordance with US GAAP.
(3) Includes EUR4.3 million recorded as a purchase accounting adjustment related to the Sanitec Acquisition in accordance with US GAAP and EUR1.1 million recorded as a restructuring provision in accordance with EITF issue No. 94-3
(4) EITF issue No. 95-3 adjustments include EUR(13.1) million charged to income statement in accordance with US GAAP and EUR1.2 million of unused provisions reversed to Goodwill.
(5) Includes EUR3.5 million recorded in accordance with SFAS No. 88, EUR8.9 million recorded in accordance with SFAS No. 112 and EUR0.8 million recorded in accordance with SFAS No. 146.

         In connection with the purchase accounting of Twyford and Sanitec Oyj, the management initiated various restructuring measures in the Group or company acquired. Under Finnish GAAP, there is no specific guidance to prescribe the type and timing of restructuring costs that are recorded in connection with purchase accounting. Under US GAAP, restructuring costs related to the activities of an acquired company are recognized in accordance with the criteria as specified by EITF issue No. 95-3. Adjustments to restructuring costs have therefore been made until one year had elapsed from the date of acquisition in question.

         In connection with Twyford acquisition in January 2001, the management of Sanitec initiated restructuring measures in Twyford primarily involving closing an office in the Far East and some reductions in staff in the United Kingdom. As a result of these measures three employees were terminated by the end of 2001. The reversal of the restructuring charges during period from January 1, 2001 to June 7, 2001, relates primarily to restructuring costs recognized under Finnish GAAP, which are not in accordance with the criteria specified by EITF issue No. 95-3, and costs that will have future economic benefit.

         In connection with the purchase accounting of Sanitec Oyj as of June 7, 2001, the management of Sanitec Oy, formerly Pool Acquisition Helsinki Oy initiated a number of restructuring measures in the Group. The major actions included in this plan were closures of four ceramic factories, two in the United Kingdom, one in Germany and one in Belgium, reorganizing of operations in the train sector of our vacuum sewage systems segment Evac in Sweden and Germany and reorganizing our administrative functions in Italy. The measures in Evac and Italy were initiated already during 2001 and were substantively carried out by the end of 2002. Two ceramics factories were closed during 2002, one in the United Kingdom and another in Germany. The remaining measures were substantively carried out during

                           SANITEC INTERNATIONAL S.A.

2003. Approximately 135 employees, 255 employees and 141 employees were terminated as a result of these restructuring measures in the year 2001, 2002 and 2003 respectively.

         In December 2001, the EUR29.2 million reversal of the restructuring charges relates primarily to restructuring costs recognized under Finnish GAAP, which are not in accordance with the criteria specified by EITF issue No. 95-3. In 2002, a further adjustment of EUR20.2 million was recorded for restructuring costs recognized under Finnish GAAP, which were not in accordance with the criteria specified by EITF issue No. 95-3.

         In 2003, the management of the Group initiated further restructuring measures in various countries. The major actions initiated include closures of certain production lines in our ceramics factory in the Netherlands, and bath and shower factories in Germany and France. The measures include reductions in staff in the sales and general administration functions in the Netherlands, France and Italy. Most of the measures were initiated already in 2003 and will be completed by the end of 2004. A total of 239 employees will be made redundant as a result of these actions, 121 of which already in 2003.

         Under Finnish GAAP, EUR13.6 million was recorded as restructuring provision and charged to income as other operating expense. Under US GAAP, the restructuring measures were accounted for in accordance with SFAS No. 88, "EMPLOYERS' ACCOUNTING FOR SETTLEMENTS AND CURTAILMENTS OF DEFINED BENEFIT PENSION PLANS AND FOR TERMINATION BENEFITS", SFAS No. 112, "EMPLOYERS' ACCOUNTING FOR POSTEMPLOYMENT BENEFITS AN AMENDMENT OF FASB STATEMENTS NO. 5 AND 43" and SFAS No. 146 "ACCOUNTING FOR COSTS ASSOCIATED WITH EXIT OF DISPOSAL ACTIVITIES". Of the total amount, EUR3.5 million, EUR8.9 million and EUR0.8 million were recorded in accordance with SFAS No. 88, SFAS No. 112 and SFAS No. 146, respectively. The adjustment was recorded for restructuring costs under Finnish GAAP, which are not in accordance with criteria specified by SFAS No. 88, SFAS No. 112 or SFAS No. 146 and costs that will have future economic benefit.

                           SANITEC INTERNATIONAL S.A.

C)       ADDITIONAL BUSINESS COMBINATIONS DISCLOSURES

TRANSITIONAL DISCLOSURE FOR ADOPTION OF SFAS NO. 142

         The following table reconciles previously reported net income as if the provisions of SFAS No. 142 were in effect prior to January 1, 2002:

                                          PREDECESSOR                              SUCCESSOR
                                          -----------                              ---------
                                                            POOL ACQUISITION
                                          SANITEC OYJ       NETHERLANDS B.V.         SANITEC INTERNATIONAL S.A.
                                          -----------       ----------------         --------------------------
                                          PERIOD FROM
                                          JANUARY 1-         PERIOD FROM
                                            JUNE 7,             JUNE 8-            YEAR ENDED          YEAR ENDED
                                             2001          DECEMBER 31, 2001   DECEMBER 31, 2002   DECEMBER 31, 2003
                                             ----          -----------------   -----------------   -----------------
                                                  (AMOUNTS IN MILLIONS OF EURO EXCEPT PER SHARE AMOUNTS)
Reported net income (loss) in
   accordance with US GAAP..........         11.8                 (36.7)              (63.6)              (61.3)
Add back: Goodwill amortization.....          3.5                  14.3                --                  --
Add back: Trademark amortization....          2.4                   3.2                --                  --
                                             ----                 -----               -----               -----
Adjusted net income (loss) in
   accordance with US GAAP..........         17.7                 (19.2)              (63.6)              (61.3)

Basic and diluted earnings per share:
Net income in accordance with US
   GAAP.............................          0.2
Goodwill amortization...............          0.1
Trademark amortization..............          0.0
Adjusted net income (loss) in
   accordance with US GAAP..........          0.3

                           SANITEC INTERNATIONAL S.A.

ACQUIRED INTANGIBLE ASSETS

         The gross carrying amount and accumulated amortization of the purchased intangible assets of continuing operations under US GAAP were as follows:

                                                                                     SUCCESSOR
                                                                                     ---------
                                                                             SANITEC INTERNATIONAL S.A.
                                                                             --------------------------
                                                                              AS OF DECEMBER 31, 2002
                                                                              -----------------------
                                                                                     WEIGHTED
                                                                      GROSS           AVERAGE
                                                                     CARRYING      AMORTIZATION      ACCUMULATED
                                                                      AMOUNT          PERIOD        AMORTIZATION
                                                                      ------          ------        ------------
                                                                    (AMOUNTS IN MILLIONS OF EURO EXCEPT WEIGHTED
                                                                       AVERAGE AMORTIZATION PERIOD IN YEARS)
           Amortizing intangible assets:
                  Customer relations............................        32.1            30               (1.7)
                  Other Assets..................................        31.3             5              (22.3)
                                                                      ------                             ----
           Total................................................        63.4                            (24.0)
                                                                      ======                             ====
           Nonamortizing intangible assets:
                  Trademarks....................................       327.2            --               (4.7)

                                                                                     SUCCESSOR
                                                                                     ---------
                                                                             SANITEC INTERNATIONAL S.A.
                                                                             --------------------------
                                                                              AS OF DECEMBER 31, 2003
                                                                              -----------------------
                                                                                     WEIGHTED
                                                                      GROSS           AVERAGE
                                                                     CARRYING      AMORTIZATION      ACCUMULATED
                                                                      AMOUNT          PERIOD        AMORTIZATION
                                                                      ------          ------        ------------
                                                                    (AMOUNTS IN MILLIONS OF EURO EXCEPT WEIGHTED
                                                                       AVERAGE AMORTIZATION PERIOD IN YEARS)
           Amortizing intangible assets:
                  Customer relations............................       32.1            30               (2.7)
                  Other Assets..................................       36.2             5              (28.8)
                                                                      -----                             ----
           Total................................................       68.3                            (31.5)
                                                                      =====                             ====
           Nonamortizing intangible assets:
                  Trademarks....................................      317.5            --               (4.7)

         The gross carrying amount and accumulated amortization of the purchased intangible assets of discontinued operations under US GAAP were as follows:

                           SANITEC INTERNATIONAL S.A.

                                                                                     SUCCESSOR
                                                                                     ---------
                                                                             SANITEC INTERNATIONAL S.A.
                                                                             --------------------------
                                                                              AS OF DECEMBER 31, 2002
                                                                              -----------------------
                                                                                     WEIGHTED
                                                                      GROSS           AVERAGE
                                                                     CARRYING      AMORTIZATION      ACCUMULATED
                                                                      AMOUNT          PERIOD        AMORTIZATION
                                                                      ------          ------        ------------
                                                                    (AMOUNTS IN MILLIONS OF EURO EXCEPT WEIGHTED
                                                                       AVERAGE AMORTIZATION PERIOD IN YEARS)
           Amortizing intangible assets:
                  Customer relations...................................  6.5            14               (0.6)
                  Patens and unpatented technology..................... 12.4            12               (1.8)
                  Other Assets.........................................  4.3             5               (3.0)
                                                                        ----                             ----
           Total....................................................... 23.2                             (5.4)
                                                                        ====                             ====
           Nonamortizing intangible assets:
                  Trademarks........................................... 18.7            --               (0.3)

                                                                                     SUCCESSOR
                                                                                     ---------
                                                                             SANITEC INTERNATIONAL S.A.
                                                                             --------------------------
                                                                              AS OF DECEMBER 31, 2003
                                                                              -----------------------
                                                                                     WEIGHTED
                                                                      GROSS           AVERAGE
                                                                     CARRYING      AMORTIZATION      ACCUMULATED
                                                                      AMOUNT          PERIOD        AMORTIZATION
                                                                      ------          ------        ------------
                                                                    (AMOUNTS IN MILLIONS OF EURO EXCEPT WEIGHTED
                                                                       AVERAGE AMORTIZATION PERIOD IN YEARS)
           Amortizing intangible assets:
                  Customer relations...................................   6.5            14               (1.1)
                  Patens and unpatented technology.....................  12.4            12               (2.7)
                  Other Assets.........................................   4.8             5               (3.6)
                                                                         ----                             ----
           Total.......................................................  23.7                             (7.4)
                                                                         ====                             ====
           Nonamortizing intangible assets:
                  Trademarks...........................................  18.7            --               (0.3)

         Aggregate amortization expense for amortizing intangible assets of the continuing operations for the years ended December 31, 2002 and December 31, 2003 were EUR(3.2) million and EUR(2.7) million, respectively. Estimated amortization expense for the next five years is EUR(2.7) million in 2004, EUR(2.7) million in 2005, EUR(2.6) million in 2006, EUR(2.4) million in 2007 and EUR(2.4) million in 2008.

         Aggregate amortization expense for amortizing intangible assets of the discontinued operations for the years ended December 31, 2002 and December 31, 2003 were EUR(1.8) million and EUR(1.8) million, respectively.


GOODWILL BY SEGMENT

         In accordance with US GAAP, the goodwill by segment were as follows:

                           SANITEC INTERNATIONAL S.A.

                                          PREDECESSOR                              SUCCESSOR
                                          -----------                              ---------
                                                            POOL ACQUISITION
                                          SANITEC OYJ       NETHERLANDS B.V.         SANITEC INTERNATIONAL S.A.
                                          -----------       ----------------         --------------------------
                                          PERIOD FROM
                                          JANUARY 1-         PERIOD FROM
                                            JUNE 7,             JUNE 8-            YEAR ENDED          YEAR ENDED
                                             2001          DECEMBER 31, 2001   DECEMBER 31, 2002   DECEMBER 31, 2003
                                             ----          -----------------   -----------------   -----------------
                                                  (AMOUNTS IN MILLIONS OF EURO EXCEPT PER SHARE AMOUNTS)
Continued operations:
    Bathroom ceramics....................      60.1                267.7               267.6               267.0
    Bath and shower products.............      25.9                121.4               121.5               119.5
                                               ----                -----               -----               -----
Total                                          86.0                389.1               389.1               386.5

Discontinued operations:
    Vacuum sewage systems................       6.5                 29.3                28.6                 7.8

D)       WARRANTY RESERVES

         The Group's warranty policy provides for coverage of certain products. The Group's policy is to accrue estimated costs of warranty coverage at the date the sale is recorded. The Group establishes its warranty reserves based on historical data or warranty transactions. Components at the reserve for warranty costs for the financial years are as follows:

                           SANITEC INTERNATIONAL S.A.

                                                                             (amounts in millions of
                                                                                      Euro)
           Beginning balance at December 31, 2000.........................             7.9

                  Additions related to January 1 - June 7, 2001 sales.....             1.0
                  Warranty costs incurred in January 1 - June 7, 2001.....            (1.5)
                  Adjustments to accruals related to prior year sales.....             0.3
                                                                                       ---

           Ending balance at June 7, 2001.................................             7.7

                  Additions related to June 8 - December 31, 2001 sales...             1.4
                  Warranty costs incurred in June 8 - December 31, 2001...            (2.4)
                  Adjustments to accruals related to prior year sales.....             0.2
                                                                                       ---

           Ending balance at December 31, 2001............................             6.9

                  Additions related to year 2002 sales....................             3.7
                  Warranty costs incurred in year 2002....................            (4.7)
                  Adjustments to accruals related to prior year sales.....             0.6
                                                                                       ---

           Ending balance at December 31, 2002............................             6.5

                  Additions related to year 2003 sales....................             4.6
                  Warranty costs incurred in year 2003....................            (1.9)
                  Adjustments to accruals related to prior year sales.....            (0.8)

           Ending balance at December 31, 2003.........................                8.4
                                                                                       ===

E)       OTHER DISCLOSURES

         Shipping and handling costs of EUR(18.1) million, EUR(17.5) million, EUR(32.7) million and EUR(30.2) million are recorded in outside services during the periods from January 1 to June 7, 2001 and June 8 to December 31, 2001 and during the years ended December 31, 2002 and December 31, 2003, respectively.

                SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY

                          INDEPENDENT AUDITOR'S REPORT

To the Shareholders and Board of Directors of Sanitec Oy, formerly Pool Acquisition Helsinki Oy

We have audited the accompanying consolidated balance sheets of Sanitec Oyj and subsidiaries ("Sanitec") as of June 7, 2001 and the consolidated balance sheets of Sanitec Oy, formerly Pool Acquisition Helsinki Oy, and subsidiaries ("the Group") as of December 31, 2001, December 31, 2002, and December 31, 2003 and the related consolidated profit and loss accounts and consolidated cash flow statements of Sanitec for the period from January 1, 2001 to June 7, 2001 and of the Group for the period from June 8, 2001 to December 31, 2001 and for the years ended December 31, 2002 and December 31, 2003. These consolidated financial statements are the responsibility of Sanitec's and the Group's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sanitec as of June 7, 2001 and of the Group as of December 31, 2001, December 31, 2002, and December 31, 2003 and the results of operations and cash flows of Sanitec for the period from January 1, 2001 to June 7, 2001 and for the Group for the period from June 8, 2001 to December 31, 2001 and for the years ended December 31, 2002, and December 31, 2003 in conformity with accounting principles generally accepted in Finland.

Accounting principles generally accepted in Finland vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 23 to the consolidated financial statements.

KPMG WIDERI OY AB
Helsinki, April 22, 2004

Sixten Nyman
AUTHORIZED PUBLIC ACCOUNTANT

                SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY
                      CONSOLIDATED STATEMENTS OF OPERATIONS

          (AMOUNTS IN MILLIONS OF EURO EXCEPT PER SHARE AND SHARE DATA)

                                                          PREDECESSOR                          SUCCESSOR
                                                          -----------                          ---------
                                                          SANITEC OYJ      SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY
                                                          -----------      -------------------------------------------------
                                                          PERIOD FROM
                                                          JANUARY 1 -        PERIOD FROM       YEAR ENDED       YEAR ENDED
                                                            JUNE 7,           JUNE 8 -        DECEMBER 31,     DECEMBER 31,
                                               NOTES         2001         DECEMBER 31, 2001       2002             2003
                                               -----         ----         -----------------       ----             ----
Net sales ...................................    2           446.9              547.6            985.4            951.1
Other operating income.......................    4             3.1                8.6              7.5              7.9
Operating Expenses:
    Cost of products sold--materials and
       consumables...........................              (130.3)            (176.4)          (308.8)          (299.1)
    Personnel................................    5         (137.8)            (166.4)          (299.5)          (283.7)
    Outside services.........................               (42.0)             (52.3)           (94.6)           (88.0)
    Depreciation and amortization............  2, 6         (25.7)             (51.0)           (95.5)           (92.2)
    Other operating expenses.................               (83.8)             (71.6)          (142.2)          (146.5)
                                                           ------             ------           ------           ------
Operating profit.............................                30.4               38.5             52.3             49.5
Other income (expenses):
Equity in income (loss) of associated
    companies................................                (0.5)                0.8              0.5              1.9
Other income and expenses, net...............    7           (6.7)             (40.8)          (100.5)           (92.9)
                                                           ------             ------           ------           ------
Income (loss) before income taxes, minority
    interests, and extraordinary items ......                 23.2              (1.5)           (47.7)           (41.5)
Income taxes.................................    9           (8.5)             (13.2)           (26.4)           (24.6)
Minority interests...........................                   --              (0.2)            (0.6)            (0.5)
                                                           ------             ------           ------           ------
Income (loss) before extraordinary items.....                14.7              (14.9)           (74.7)           (66.6)
Extraordinary items..........................    8           (1.4)              (2.3)               --           (18.8)
                                                           ------             ------           ------           ------
Net income (loss)............................                13.3              (17.2)           (74.7)           (85.4)
                                                           ======             ======           ======           ======
Basic and diluted earnings per share
    from continuing operations before
    extraordinary items......................                 0.2                n/a              n/a              n/a
                                                           ======             ======           ======           ======
Effect of extraordinary items................                  --                n/a              n/a              n/a
                                                           ======             ======           ======           ======
Basic and diluted earnings per share.........                 0.2                n/a              n/a              n/a
                                                           ======             ======           ======           ======
Weighted average number of shares (1,000)....              62,209                n/a              n/a              n/a
                                                           ======             ======           ======           ======


        See accompanying notes to the consolidated financial statements.

                SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY
                           CONSOLIDATED BALANCE SHEETS

                          (AMOUNTS IN MILLIONS OF EURO)

                                                             PREDECESSOR                       SUCCESSOR
                                                             -----------                       ---------
                                                             SANITEC OYJ   SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY
                                                             -----------   -------------------------------------------------
                                                                 AT               AT               AT              AT
                                                               JUNE 7,       DECEMBER 31,     DECEMBER 31,    DECEMBER 31,
                                                   NOTES        2001             2001             2002            2003
                                                   -----        ----             ----             ----            ----
ASSETS
Fixed assets and other long-term investments         10
Intangible assets, net:
    Goodwill.................................                   186.3             769.6           721.5            655.5
    Other intangible assets..................                     9.7              31.6            45.1             40.4
                                                                -----             -----           -----            -----
                                                                196.0             801.2           766.6            695.9
                                                                -----             -----           -----            -----

Property, plant and equipment, net                 2, 10
    Land.....................................                    54.0              52.5            73.1             68.4
    Buildings................................                    99.5              97.1           111.0             98.9
    Machinery and equipment..................                   121.1             104.7           100.9             90.3
    Other tangible assets....................                     6.1               6.7             6.2              7.5
    Advances paid and construction in progress                   17.7              15.8            11.2             10.0
                                                                -----             -----           -----            -----
                                                                298.4             276.8           302.4            275.1
                                                                -----             -----           -----            -----

Long-term investments and receivables              10, 19
    Investment securities....................                     1.3               1.0             0.8              0.3
    Other receivables........................                     8.1               9.6             9.2             10.3
                                                                -----             -----           -----            -----
                                                                  9.4              10.6            10.0             10.6
                                                                -----             -----           -----            -----

Investments in associated companies..........      10, 20        42.5              41.7            33.8             23.6
                                                                -----             -----           -----            -----
Total fixed assets and other long-term
    investments..............................                   546.3           1,130.3         1,112.8          1,005.2
                                                                -----             -----           -----            -----

Current assets:
Inventories:
    Finished goods...........................                    91.9              85.8            78.2             82.0
    Work in progress.........................                    20.6              17.3            21.9             20.5
    Raw material.............................                    61.9              58.9            56.5             58.5
                                                                -----             -----           -----            -----
                                                                174.4             162.0           156.6            161.0
                                                                -----             -----           -----            -----

Trade accounts receivable....................                   201.1             161.1           154.5            145.8
Loans receivable.............................        19           1.5               6.4             5.8              5.7
Prepaid expenses and accrued income..........        11          36.2              41.4            22.1             19.9
Deferred tax assets..........................        9            5.3               5.5              --               --
Other current assets.........................                     9.1              16.2            14.6             19.6
Cash and cash equivalents....................        19          21.1              68.0            34.4             50.7
                                                                -----             -----           -----            -----
                                                                274.3             298.6           231.4            241.7
                                                                -----             -----           -----            -----
Total current assets.........................                   448.7             460.6           388.0            402.7
                                                                -----             -----           -----            -----

TOTAL ASSETS.................................                   995.0           1,590.9         1,500.8          1,407.9
                                                                =====             =====           =====            =====


        See accompanying notes to the consolidated financial statements.

                SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY
                           CONSOLIDATED BALANCE SHEETS

                          (AMOUNTS IN MILLIONS OF EURO)

                                                             PREDECESSOR                         SUCCESSOR
                                                             -----------                         ---------
                                                             SANITEC OYJ     SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY
                                                             -----------     -------------------------------------------------
                                                                  AT                                  AT               AT
                                                               JUNE 7,              AT           DECEMBER 31,     DECEMBER 31,
                                                   NOTES         2001       DECEMBER 31, 2001        2002             2003
                                                   -----         ----       -----------------        ----             ----
SHAREHOLDERS' EQUITY AND LIABILITIES
    Shareholders' equity:                            12
    Share capital............................                         64.9                30.0             30.0             30.0
    Share premium funds......................                         90.5               120.0            120.0            120.0
    Other reserves...........................                         25.3                 0.2            (9.6)           (18.8)
    Retained earnings (deficit)..............                        181.4               (1.1)           (24.9)          (111.4)
    Net income (loss) for the period.........                         13.3              (17.2)           (74.7)           (85.4)
                                                                     -----             -------          -------          -------
Total shareholders' equity...................                        375.4               131.9             40.8           (65.6)
                                                                     -----             -------          -------          -------

Minority interests...........................                          3.5                 3.8              3.2              3.0
                                                                     -----             -------          -------          -------

Provisions...................................        13               66.0                99.0             94.1             89.0
                                                                     -----             -------          -------          -------

Non-current liabilities:
    Long-term debt, excluding current
    installments.............................        14              149.5               731.9            719.6            680.4
    Shareholder loans and subordinated loans.        14                 --               372.2            405.0            439.3
    Deferred tax liabilities.................        9                  --                  --              7.9              9.6
                                                                     -----             -------          -------          -------
                                                                     149.5             1,104.1          1,132.5          1,129.3
                                                                     -----             -------          -------          -------

Current liabilities:
    Current debt.............................      14, 19            154.9                14.8              4.9              3.3
    Current installments of long-term debt...      14, 19             25.6                18.1             26.1             36.6
    Trade accounts payable...................                         96.7                91.1             92.5             97.8
    Accrued expenses and deferred income.....        15               91.7               108.4             94.5             97.2
    Other current liabilities................                         31.7                19.7             12.2             17.3
                                                                     -----             -------          -------          -------
                                                                     400.6               252.1            230.2            252.2
                                                                     -----             -------          -------          -------
Total liabilities............................                        550.1             1,356.2          1,362.7          1,381.5
                                                                     -----             -------          -------          -------

TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES...                        995.0             1,590.9          1,500.8          1,407.9
                                                                     =====             =======          =======          =======


        See accompanying notes to the consolidated financial statements.

                SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                          (AMOUNTS IN MILLIONS OF EURO)

                                                                   PREDECESSOR                         SUCCESSOR
                                                                   -----------                         ---------
                                                                   SANITEC OYJ     SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY
                                                                   -----------     -------------------------------------------------
                                                                   PERIOD FROM
                                                                   JANUARY 1 -       PERIOD FROM       YEAR ENDED        YEAR ENDED
                                                                     JUNE 7,          JUNE 8 -        DECEMBER 31,      DECEMBER 31,
                                                                       2001       DECEMBER 31, 2001       2002              2003
                                                                       ----       -----------------       ----              ----
CASH FLOW FROM OPERATING ACTIVITIES:
   Operating profit........................................             30.4               38.5             52.3              49.5
   Intangible assets, property, plant and equipment, net
     Depreciation, amortization and writedown..............             25.7               51.0             95.5              92.2
     Selling profit/(loss) of fixed assets.................            (0.2)              (1.8)              0.5             (1.0)
                                                                     ------             ------            -----             -----
   Cash flow before working capital changes................             55.9               87.7            148.3             140.7
   Changes in working capital
     Current assets, non-interest bearing, (increase)/decrease        (20.6)               33.6              0.8             (1.3)
     Inventories, (increase)/decrease......................           (19.0)                6.7              1.5             (9.1)
   Current liabilities, non-interest bearing,
     increase/(decrease).....................................           3.1              (15.6)           (36.2)              12.7
                                                                     -------            -------           ------             -----
                                                                      (36.5)               24.7           (33.9)               2.3
                                                                     -------            -------           ------             -----
Cash flow from operating  activities  before financial items and
taxes                                                                   19.4              112.4            114.4             143.0

   Interest expenses paid..................................            (8.5)             (40.0)           (66.6)            (62.1)
   Interest income received................................              1.8                3.7              4.3               2.8
   Other financial items received and paid.................              2.4              (6.8)              1.4               0.5
   Income taxes paid.......................................            (5.8)              (4.3)           (14.7)            (18.0)
                                                                     -------            -------           ------             -----
   CASH FLOW FROM OPERATING ACTIVITIES (A).................             9.3               65.0             38.8              66.2
                                                                     =======            =======           ======             =====
CASH FLOW FROM INVESTING ACTIVITIES:
   Acquisitions............................................          (137.4)            (904.8)               --                --
   Investments in other tangible and intangible assets.....           (22.0)             (52.4)          (63.7)1            (32.0)
   Proceeds from sale of tangible and intangible assets....              0.4                1.6              5.4               8.2
   CASH FLOW FROM INVESTING ACTIVITIES (B).................          (159.0)            (955.6)           (58.3)            (23.8)
                                                                     =======            =======           ======             =====
CASH FLOW FROM FINANCING ACTIVITIES:
   Issuance of share capital...............................               --               30.0               --                --
   Issue premium...........................................               --              120.0               --                --
   Loan receivables, (increase)/decrease...................              1.4              (1.7)            (0.1)             (0.9)
   Current loans, increase/(decrease)......................             46.1            (123.4)            (9.7)             (1.4)
   New long term loans.....................................            125.4              994.1            280.2               3.2
   Repayment of long term loans............................            (2.6)             (66.0)          (283.9)            (27.2)
   Dividends paid..........................................           (13.6)                 --            (1.2)             (0.6)
   Other changes, including exchange rates changes.........            (3.8)                5.6              0.7               2.3
                                                                     -------            -------           ------             -----
   CASH FLOW FROM FINANCING ACTIVITIES (C).................            152.9              958.6           (14.0)            (24.6)
                                                                     =======            =======           ======             =====
CHANGE IN CASH AND CASH EQUIVALENTS (A+B+C),
   INCREASE/(DECREASE).....................................              3.2               68.0           (33.5)              17.8
                                                                     -------            -------           ------             -----
Cash and cash equivalents at the beginning of a period.....             17.9                 --             67.9              32.9
                                                                     -------            -------           ------             -----
Cash and cash equivalents at the end of period.............             21.1               68.0             34.4              50.7
                                                                     -------            -------           ------             -----
RECONCILIATION OF CASH AND CASH EQUIVALENTS:
As previously reported for 2000, 2001 and 2002.............             17.7                 --             68.0              34.4
Foreign exchange adjustment................................              0.2                 --            (0.1)             (1.5)
                                                                     -------            -------           ------             -----
Cash and cash equivalents at beginning of period...........             17.9                 --             67.9              32.9
                                                                     -------            -------           ------             -----
Change in cash and cash equivalents........................              3.2               68.0           (33.5)              17.8
                                                                     -------            -------           ------             -----
CASH AND CASH EQUIVALENTS AT END OF PERIOD.................             21.1               68.0             34.4              50.7
                                                                     =======            =======           ======             =====

The impact of changes in exchange rates on consolidation has been eliminated.
(1) EUR23.8 million relates to refinancing costs of Junior loan into the High Yield Senior notes and other capitalized debt issuance costs. EUR3.8 million refers to the buy out of Sanitec's minority holders.


        See accompanying notes to the consolidated financial statements.

                SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A)       DESCRIPTION OF BUSINESS

         Sanitec Oy, formerly Pool Acquisition Helsinki Oy (the "Group" and "Successor") is a multinational group headquartered in Helsinki, Finland and Hamburg and Ratingen, Germany engaged in the production of bathroom ceramics, bath and shower products and vacuum sewage systems. The Group's sales and production network operates throughout Europe, and its vacuum sewage systems business is global. Net sales of 94% of the Group were generated in Europe and 6% throughout the rest of the world. In 2003, net sales were distributed as follows: bathroom ceramics- 64%, bath and shower products- 29%, and vacuum sewage systems ("Evac")- 7%. The Group's raw materials are readily available and the Group is not dependent on any single supplier.

B)       BASIS OF PREPARATION

         The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in Finland ("Finnish GAAP"). Finnish GAAP differs in certain significant respects from accounting principles generally accepted in the United States ("US GAAP"). Information relating to the nature and effect of such differences is presented in note 23. The preparation of the consolidated financial statements in conformity with Finnish GAAP requires the Group's management to make a number of estimates and assumptions relating to the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant items subject to such estimates and assumptions include the carrying amount of intangible assets, property, plant and equipment; valuation allowances for receivables, inventories and deferred income tax assets; provisions for restructuring of operations; valuation of derivative instruments; and assets and obligations related to employee benefits. Actual results could differ from those estimates.

C)       PRINCIPLES OF CONSOLIDATION

         The consolidated financial statements include the financial statements of Sanitec Oy, formerly Pool Acquisition Helsinki Oy, a company registered in Luxembourg, and its wholly and over 50% owned subsidiaries, collectively the "Group". Sanitec Oy, formerly Pool Acquisition Helsinki Oy is a 100% owned subsidiary of Sanitec International AG, a company registered in Germany. Sanitec International AG is a 93.33% owned subsidiary of Pool Acquisition S.A., a company registered in Luxembourg. Pool Acquisition S.A. has no operating assets or income.

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

         Sanitec International S.A. was incorporated on May 8, 2001 and was dormant until activated to issue the EUR260 million Senior Notes in May 2002. The shares of Pool Acquisition Netherlands B.V. were

                SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY transferred to Sanitec International S.A. as contribution in kind on April 3, 2002. Pool Acquisition Netherlands B.V. was liquidated in November 2002.

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

         The consolidated financial statements for the period ended June 7, 2001 present on a historical cost basis the assets, liabilities, revenues and expenses of the Predecessor prior to the completion of the acquisition. Accordingly, the accompanying financial statements of the Predecessor and the Group are not comparable in all material respects, since the Group's financial position, results of operations and cash flows use a new accounting basis.

         All significant intercompany balances and transactions have been eliminated in consolidation. Sphinx Technical Ceramics B.V., a wholly owned subsidiary of the Group, whose ownership was intended to be temporary is excluded from consolidation because it was acquired to be disposed of subsequent to its acquisition. The operations of the company were closed in 2003.

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

D)       TRANSACTIONS DENOMINATED IN FOREIGN CURRENCIES

         The financial statements of the Group's subsidiaries are measured using the Euro as the functional currency. The assets and liabilities of the Group's operations are translated into Euro at the current exchange rate prevailing at the balance sheet date and revenues and expenses are translated at the average exchange rate for the financial period. Gains and losses from exchange rate differences arising from translations are recorded directly to retained earnings and other equity.

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

                SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY

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

         Amounts due from and payable to the counterparties of interest rate swaps are recorded on an accrual basis at each reporting date based on amounts calculated by reference to the respective interest rate swap contracts. Realized gains and losses that occur from the early termination or expiration of contracts are recorded in net income over the remaining period of the original swap agreement, if the underlying hedge liability has an impact on net income.

INTEREST RATE AND FOREIGN CURRENCY OPTIONS

         Gains and losses on interest rate and foreign currency options that are designated and effective as hedges are deferred and recognized in net income or as adjustments of carrying amounts when the hedged transactions occur. Fair value changes from currency options classified as trading are recorded to net income.

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

                SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY shipping point. There is no deferred income recorded for the Predecessor as of June 7, 2001 or the Group as of December 31, 2001, December 31, 2002 or December 31, 2003.

         Net sales consist of gross sales revenues reduced by certain items including indirect sales taxes and sales discounts. The Group estimates and records provisions for cash discounts, quantity rebates, sales returns and allowances and original warranties in the period the sale is reported based on its experience.

G)       CASH AND CASH EQUIVALENTS

         Cash and cash equivalents consist of cash on hand and balances with banks and highly liquid short-term investments. For purposes of the consolidated statement of cash flows, the Group considers all highly liquid investments to be cash equivalents. As of December 31, 2001, the Group held cash equivalents of EUR22.9 million which were restricted to acquisition related payments. As of December 31, 2002 and as of December 31, 2003 there were no restrictions related to cash and cash equivalents.

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

                SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY

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

         Depreciation on plant and equipment is calculated using the straight-line method over the estimated useful lives of the assets according to plan as follows:

         Buildings................................... 20-30 years
         Machinery and equipment.....................  3-15 years


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

                SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY

P)       RESEARCH AND DEVELOPMENT

         Research and development costs are expensed as incurred. Research and development costs amounted to EUR9.3 million and EUR11.0 million for the periods from January 1, 2001 through June 7, 2001 and June 8, 2001 through December 31, 2001, respectively, and EUR19.8 million and EUR16.0 million for the years ended December 31, 2002 and December 31, 2003 respectively.

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

         Deferred tax liabilities or assets are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax liabilities are recognized regardless of the likelihood of reversal of such amounts, with exception of deferred tax liabilities regarding permanently reinvested earnings in foreign subsidiaries, which are informed only in the notes to the financial statements. Deferred tax assets are reduced by a valuation allowance to the amount that is probable to be realized.

T)       STOCK-BASED COMPENSATION

         The Group does not account for stock-based compensation, as it is not required under Finnish GAAP.

U)       PENSION ARRANGEMENTS

         Statutory and supplementary pension obligations in Finland are covered through a compulsory pension insurance policy. Payments to pension insurance institutions are recorded in amounts determined by the insurance institutions according to certain prescribed actuarial assumptions and other rulings pursuant to the Finnish Employees' Act. Group companies outside of Finland have pension obligations arranged and pension liabilities recorded in accordance with the local regulations and practice. Changes in

                SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY uncovered pension obligations are recorded as an expense in the income statement and the related pension liability is included as a provision or liability in the balance sheet.

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

Y)       APPROPRIATIONS

         Appropriations comprise voluntary provisions and the temporary differences related to the depreciation of the tax basis as compared to the book basis of fixed assets. Accumulated appropriations are divided into tax liability and shareholders' equity. The change in appropriations, net of the tax liability, is included in the earnings for the year. The amount of appropriations recorded in shareholders' equity in the Predecessor is not distributable according to the Finnish Companies Act.

Z)       DIVIDENDS

         Dividends proposed by the Board of Directors are not recorded in the consolidated financial statements until they have been approved by the Annual General Meeting. The Group did not declare dividends for the year 2001, the year 2002 and the year 2003 and does not anticipate doing so in the near future.

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

         The bathroom ceramics business segment produces washbasins, pedestals, vanity tops, toilets, urinals, bidets and bathroom accessories made of ceramics. The business segment is comprised of 16 production plants that produce bathroom ceramics and one facility which produces other bathroom products, all based in Europe, and European wide sales and marketing network.

         The bath and shower products business segment produces whirlpools, spas, bathtubs, shower enclosures, shower systems and shower trays. The business segment is comprised of 13 production plants, all based in Europe, that produce bath and shower products, and European wide sales and marketing network.

         The vacuum sewage systems business segment markets vacuum sewage systems for aircraft, marine vessels, trains and buildings that are tailored to the needs of its customers. As the only producer of vacuum systems in these four sectors, Evac has little competition. Evac operates in Europe, North and South America and Asia. In March 2004, Sanitec concluded a contract to sell the entire vacuum systems segment operations. See note 22 Subsequent events.

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

         A business segment is comprised of legal entities of the Group and its Predecessor. A legal entity may belong to either one business segment or to both the bathroom ceramics and bath and shower products business segments. If a legal entity belongs to more than one business segment and the information systems of the legal entity do not fully support the business segment allocation, a rational and consistent allocation method is used to calculate the allocation of the costs or operating capital employed based on a ratio percentage of the proportion of business segment sales to the total net sales of the Group and its Predecessor. If a legal entity does not belong to a specific business segment, a corresponding rational and consistent method, calculated on consolidated group level, is used to allocate net sales, costs or operating capital employed of the legal entity to business segments.

         The inter-segment revenue calculation is based on the following assumptions:

         o Inter-segment sales are recorded as such only when both the business unit seller and business unit buyer belong to one business segment that is different between the business unit seller and the business unit buyer.

                SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY

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

         The accounting policies underlying the business segment data are the same as described in footnote 1 to the consolidated financial statements. Segment results for the Group and its Predecessor were as follows:

PREDECESSOR
-----------
                                                             BATH AND
SANITEC OYJ                                   BATHROOM        SHOWER      VACUUM SEWAGE
JANUARY 1 - JUNE 7, 2001                      CERAMICS       PRODUCTS        SYSTEMS       INTERSEGMENT        TOTAL
------------------------                      --------       --------        -------       ------------        -----
Total net sales.....................            279.5          132.3            36.4            (1.3)          446.9
Intersegment net sales..............            (1.0)          (0.3)              --              1.3             --
                                                -----          -----            ----            -----          -----
Net sales to external customers.....            278.5          132.0            36.4               --          446.9
Depreciation and amortization.......           (19.1)          (5.6)           (1.0)               --         (25.7)
Operating profit....................             18.5            9.7             2.2               --           30.4
Gross capital expenditure...........          (131.7)         (26.2)           (1.5)               --        (159.4)

Operating capital employed..........            520.3          170.2            40.5               --          731.0
Liabilities within operating capital
    employed........................               --             --              --               --          241.9
Interest bearing receivables........               --             --              --               --            1.0
Cash and bank balances..............               --             --              --               --           21.1
                                                                                                               -----
    Total assets....................                                                                           995.0
                                                                                                               =====

SUCCESSOR
---------
SANITEC OY, FORMERLY POOL                                     BATH AND        VACUUM
ACQUISITION HELSINKI OY                       BATHROOM         SHOWER         SEWAGE
JUNE 8 - DECEMBER 31, 2001                    CERAMICS        PRODUCTS        SYSTEMS      INTERSEGMENT        TOTAL
--------------------------                    --------        --------        -------      ------------        -----
Total net sales.....................            333.1           163.3           52.7            (1.5)          547.6
Intersegment net sales..............            (1.1)           (0.4)             --              1.5             --
                                                -----          -----            ----            -----        -------
Net sales to external customers.....            332.0           162.9           52.7               --          547.6
Depreciation and amortization.......           (37.4)          (11.3)          (2.3)               --         (51.0)
Operating profit....................             17.4            14.8            6.3               --           38.5
Gross capital expenditure...........          (678.5)         (232.2)         (46.5)               --        (957.2)

Operating capital employed..........            849.4           307.8           66.7               --        1,223.9
Liabilities within operating capital
    employed........................               --              --             --               --          293.0
Interest bearing receivables........               --              --             --               --            6.0
Cash and bank balances..............               --              --             --               --           68.0
                                                                                                             -------
    Total assets....................                                                                         1,590.9
                                                                                                             =======

                SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY

SUCCESSOR
---------
SANITEC OY, FORMERLY POOL ACQUISITION                        BATH AND
HELSINKI OY                                   BATHROOM        SHOWER      VACUUM SEWAGE
JANUARY 1 - DECEMBER 31, 2002                 CERAMICS       PRODUCTS        SYSTEMS       INTERSEGMENT        TOTAL
-----------------------------                 --------       --------        -------       ------------        -----
Total net sales.....................            622.0          294.2            72.1            (2.9)          985.4
Intersegment net sales..............            (2.3)          (0.6)              --              2.9             --
                                                -----          -----            ----            -----        -------
Net sales to external customers.....            619.7          293.6            72.1               --          985.4
Depreciation and amortization.......           (64.7)         (28.1)           (2.7)               --         (95.5)
Operating profit....................             35.2           15.0             2.1               --           52.3
Gross capital expenditure...........           (49.1)         (13.0)           (1.6)               --         (63.7)

Operating capital employed..........            723.2          395.7            73.6               --        1,192.5
Liabilities within operating capital
    employed........................               --             --              --               --          259.1
Interest bearing receivables........               --             --              --               --           14.8
Cash and bank balances..............               --             --              --               --           34.4
                                                                                                             -------
    Total assets....................                                                                         1,500.8
                                                                                                             =======

SUCCESSOR
---------
SANITEC OY, FORMERLY POOL ACQUISITION                        BATH AND
HELSINKI OY                                   BATHROOM        SHOWER      VACUUM SEWAGE
JANUARY 1 - DECEMBER 31, 2003                 CERAMICS       PRODUCTS        SYSTEMS       INTERSEGMENT        TOTAL
-----------------------------                 --------       --------        -------       ------------        -----
Total net sales.....................            607.7          273.6            72.0             (2.2)         951.1
Intersegment net sales..............             (2.0)          (0.2)             --              2.2             --
                                                -----          -----            ----             ----        -------
Net sales to external customers.....            605.7          273.4            72.0               --          951.1
Depreciation and amortization.......            (64.5)         (23.9)           (3.8)              --         (92.2)
Operating profit....................             31.7           14.8             3.0               --           49.5
Gross capital expenditure...........            (23.8)          (7.4)           (0.8)              --         (32.0)

Operating capital employed..........            658.0          328.9            87.8               --        1,704.7
Liabilities within operating capital
    employed........................               --             --              --               --          266.6
Interest bearing receivables........               --             --              --               --           15.9
Cash and bank balances..............               --             --              --               --           50.7
                                                                                                             -------
    Total assets....................                                                                         1,407.9
                                                                                                             =======

                SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY

GEOGRAPHIC AREA DATA

                                        PREDECESSOR                               SUCCESSOR
                                        -----------                               ---------
                                        SANITEC OYJ           SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY
                                        -----------           -------------------------------------------------
                                        PERIOD FROM        PERIOD FROM           YEAR ENDED            YEAR ENDED
NET SALES BY CUSTOMERS'                  JANUARY 1           JUNE 8 -        -------------------  --------------------
GEOGRAPHICAL AREA                      -JUNE 7, 2001    DECEMBER 31, 2001     DECEMBER 31, 2002    DECEMBER 31, 2003
-----------------                      -------------    -----------------     -----------------    -----------------
Germany................................        77.2                  91.0                153.1                 139.6
France.................................        69.4                  74.6                146.3                 147.0
United Kingdom.........................        47.5                  66.1                114.7                 104.3
Benelux................................        39.3                  46.1                 87.4                  83.0
Sweden.................................        31.7                  36.0                 69.2                  66.3
Italy..................................        37.5                  43.0                 84.5                  86.5
Norway.................................        19.2                  24.3                 48.4                  47.7
Denmark................................        15.2                  16.8                 36.8                  40.0
Finland................................        16.1                  21.2                 35.8                  38.0
Poland.................................        25.0                  36.3                 59.1                  54.9
The Americas...........................        14.0                  21.9                 24.2                  25.5
Other countries........................        54.8                  70.3                125.9                 118.3
                                              -----                 -----                -----                 -----
Total..................................       446.9                 547.6                985.4                 951.1
                                              =====                 =====                =====                 =====

                                                   PREDECESSOR                              SUCCESSOR
                                                   -----------                              ---------
                                                   SANITEC OYJ          SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY
                                                   -----------          -------------------------------------------------
                                                      AT
                                                     JUNE 7,               AT                   AT                   AT
LONG LIVED ASSETS BY GEOGRAPHICAL AREA(1)             2001          DECEMBER 31, 2001    DECEMBER 31, 2002   DECEMBER 31, 2003
-----------------------------------------          -----------      -----------------    -----------------   -----------------
United Kingdom.............................           56.4                 49.0                 48.5                44.0
Sweden.....................................           16.9                 18.2                 29.1                31.1
Slovakia...................................            7.4                  7.1                  6.7                 0.4
Portugal...................................            9.0                  9.8                 16.2                14.1
Poland.....................................           43.7                 41.3                 36.1                28.0
The Netherlands............................           30.0                 30.1                 29.6                27.7
Malaysia...................................           13.9                   --                   --                  --
Italy......................................           30.7                 30.5                 41.0                34.4
Germany....................................           36.9                 33.8                 42.4                44.0
France.....................................           20.0                 28.3                 28.7                28.1
Finland....................................           23.2                 18.3                 15.9                15.5
Belgium....................................            3.5                  3.8                  0.3                 1.1
The Americas...............................            3.5                  3.3                  2.7                 2.1
Other countries............................            3.3                  3.3                  5.2                 4.6
                                                     -----                -----                -----               -----
Total......................................          298.4                276.8                302.4               275.1
                                                     =====                =====                =====               =====

(1)      Long lived assets consist of tangible assets

3        ACQUISITIONS AND DISPOSITIONS OF BUSINESSES

ACQUISITIONS BY THE PREDECESSOR AND SUCCESSOR

         The following acquisitions were accounted for by the purchase method of accounting and, accordingly, the results of operations have been included in the consolidated income statements since the acquisition dates. All of the transactions were cash transactions.

                SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY

PERIOD FROM JANUARY 1, 2001 TO JUNE 7, 2001

         In January 2001, the Predecessor acquired a 100% interest in Twyford Bathrooms. The acquisition cost of GBP 84.7 million (or approximately EUR136.7 million) including acquisition related costs was paid in cash. The preliminary cost has been allocated to fixed assets and liabilities based on the estimated fair values at the acquisition date. The final purchase price allocation adjustments were made in the year ended December 31, 2001.

                                                            PRELIMINARY
                                                           PURCHASE PRICE     NET ADJUSTMENTS TO     FINAL PURCHASE
                                                             ALLOCATION           FAIR VALUE        PRICE ALLOCATION
                                                             ----------           ----------        ----------------
Fixed assets.........................................           58.0                 (1.0)                57.0
Inventories..........................................           18.0                 (1.4)                16.6
Other current assets.................................           67.2                 (0.6)                66.6
Cash and cash equivalents............................             --                    --                  --
Liabilities..........................................         (63.6)                 (5.2)              (68.8)
Restructuring provisions.............................          (9.4)                   7.3               (2.1)
Goodwill.............................................           66.5                 (1.9)                64.6
                                                               -----                 ----                -----
Gross acquisition cost of Twyford Bathrooms..........          136.7                 (2.8)               133.9
Less: cash and cash equivalents acquired.............             --
Cash flow on acquisition net of cash acquired........          136.7
Cash flow on acquisitions in other subsidiaries......            0.7
                                                               -----
Total cash flow on acquisition net of cash
   acquired..........................................          137.4
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

                SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY

         The acquisition had the following effect on the Successor's assets and liabilities:

                                                 PURCHASE                         PURCHASE                           FINAL
                                                  PRICE                            PRICE                        PURCHASE PRICE
                                              ALLOCATION AS         NET        ALLOCATION AS         NET         ALLOCATION AS
                                                OF JUNE 7,    ADJUSTMENTS TO    OF DECEMBER    ADJUSTMENTS TO     OF DECEMBER
                                                   2001         FAIR VALUE        31, 2001       FAIR VALUE        31, 2002
                                                   ----         ----------        --------       ----------        --------
Fixed assets...................................   546.3           (12.4)           533.9             38.6            572.5
Inventories....................................   174.4            (1.8)           172.6            (0.2)            172.4
Other current assets...........................   253.2            (0.9)           252.3            (0.4)            251.9
Cash and cash equivalents......................    21.1               --            21.1               --             21.1
Liabilities.................................... (619.6)             76.2         (543.4)           (10.6)          (554.0)
Restructuring provisions.......................      --           (60.0)          (60.0)           (24.5)           (84.5)
Other provisions...............................  (53.4)              3.0          (50.4)               --           (50.4)
Goodwill.......................................   603.9               --           603.9            (0.4)            603.5
                                                  -----              ---           -----            -----            -----
Gross acquisition cost of the Predecessor......   925.9              4.1           930.0              2.5            932.5
Less: cash and cash equivalents acquired.......  (21.1)
                                                  -----
Total cash flow on acquisition net of cash
   acquired....................................   904.8
                                                  =====

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

2003

         During 2003 the Successor had no acquisitions and no acquisition related costs were incurred.

DIVESTITURES BY THE SUCCESSOR

PERIOD FROM JUNE 8, 2001 TO DECEMBER 31, 2001

         On July 1, 2001, the Successor sold an 80.1% interest in Johnson Suisse SDN BHD ("Sanitec Johnson Suisse") in Malaysia. The transaction resulted in a loss of EUR2.7 million. The disposal had the following effect on the Successor's assets and liabilities:

                SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY

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
                                                                       =====

2002 AND 2003

         During 2002 and 2003 the Successor had no divestitures.

4        OTHER OPERATING INCOME

                                                     PREDECESSOR                             SUCCESSOR
                                                     -----------                             ---------
                                                     SANITEC OYJ                     FORMERLY POOL ACQUISITION HELSINKI OY
                                                     -----------                     -------------------------------------
                                                     PERIOD FROM         SANITEC OY,
                                                     JANUARY 1 -        PERIOD FROM         YEAR ENDED           YEAR ENDED
                                                       JUNE 7,           JUNE 8 -          DECEMBER 31,         DECEMBER 31,
                                                         2001        DECEMBER 31, 2001         2002                 2003
                                                         ----        -----------------         ----                 ----
Other operating income consists of:
   Profit on sales of fixed assets..................      0.2               1.8                 0.3                 1.2
    Profit on sale of marketable
    instruments.....................................       --                --                 1.1                  --
    Income on sale of services......................      0.4               0.5                 1.0                 3.1
    Insurance compensation income...................      1.4               3.6                 2.2                 0.4
   Other............................................      1.1               2.7                 2.9                 3.2
                                                          ---               ---                 ---                 ---
Total...............................................      3.1               8.6                 7.5                 7.9
                                                          ===               ===                 ===                 ===

                SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY

5.       PERSONNEL EXPENSES AND NUMBER OF PERSONNEL

                                                        PREDECESSOR                           SUCCESSOR
                                                        -----------                           ---------
                                                        SANITEC OYJ       SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY
                                                        -----------       -------------------------------------------------
                                                        PERIOD FROM
                                                        JANUARY 1 -        PERIOD FROM        YEAR ENDED        YEAR ENDED
                                                          JUNE 7,            JUNE 8 -        DECEMBER 31,      DECEMBER 31,
                                                            2001        DECEMBER 31, 2001        2002              2003
                                                            ----        -----------------        ----              ----
Personnel expenses consist of:
Wages and salaries..................................       111.6               131.2            239.3             227.3
Pension costs (1) ..................................         6.4                 8.4             12.2              11.8
Other compulsory personnel costs (1)................        19.8                26.8             48.0              44.6
                                                           -----               -----            -----             -----
Total...............................................       137.8               166.4            299.5             283.7
                                                           =====               =====            =====             =====
Number of personnel on average......................       9,103               8,861            8,404             8,017

----------
(1) Pension costs previously recorded under Other compulsory personnel costs have been reclassified for all financial periods disclosed to Pension costs.

                                                           PREDECESSOR                        SUCCESSOR
                                                           -----------                        ---------
                                                          SANITEC OYJ     SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY
                                                          -----------     -------------------------------------------------
                                                          PERIOD FROM       PERIOD FROM
                                                          JANUARY 1 -         JUNE 8 -        YEAR ENDED       YEAR ENDED
                                                            JUNE 7,         DECEMBER 31,     DECEMBER 31,     DECEMBER 31,
                                                              2001              2001             2002             2003
                                                              ----              ----             ----             ----
SALARIES AND EMOLUMENTS TO SENIOR MANAGEMENT
Presidents and members of the Boards of
Directors (1,2,3).....................................        2.8               3.7              3.5              3.0

----------
(1) In 2002 and 2003, senior management includes members of the Board of Directors and Board of Management of the Group. During previous periods, the senior management has included also managing directors of the individual subsidiaries of the Group.
(2) The group CEO and the presidents of some Group companies have the right to retire at the age of 60 years. The Group's Board of Directors decides the remunerations of the President and his immediate subordinates.
(3) The group CEO is employed by Sanitec International AG, a parent company to the registrant, charging the costs incurred to Sanitec .Oy, formerly Pool Acquisition Helsinki Oy. See also note 17.

                SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY

6.       DEPRECIATION AND AMORTIZATION

                                                        PREDECESSOR                          SUCCESSOR
                                                        -----------                          ---------
                                                        SANITEC OYJ      SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY
                                                        -----------      -------------------------------------------------
                                                        PERIOD FROM      PERIOD FROM
                                                        JANUARY 1 -        JUNE 8 -         YEAR ENDED         YEAR ENDED
                                                          JUNE 7,        DECEMBER 31,      DECEMBER 31,       DECEMBER 31,
                                                           2001             2001              2002               2003
                                                           ----             ----              ----               ----
Depreciation and amortization consists of:
    Intangible assets................................      1.0               1.9                2.8                2.3
    Goodwill.........................................      6.3              25.2               44.1               43.3
    Other long-term expenditure......................      0.5               2.2               11.1                6.4
    Buildings and structures.........................      2.6               3.0                8.4                9.8
    Machinery and equipment..........................     14.3              17.1               27.3               28.7
    Other tangible assets............................      1.0               1.6                1.8                1.7
                                                          ----              ----               ----               ----
Total depreciation and amortization..................     25.7              51.0               95.5               92.2
                                                          ====              ====               ====               ====

         There were no material write downs in the consolidated statements of operations in the period from January 1, 2001 to June 7, 2001, in the period from June 8, 2001 to December 31, 2001, and in the year 2002. In the year ended December 31, 2003, an impairment of EUR5.6 million was recorded on assets in connection with closure of operations. See note 8 Extraordinary items for impairment recorded on goodwill and note 22 Subsequent events for closure of operations.

7        OTHER INCOME AND EXPENSES, NET

                                                      PREDECESSOR                            SUCCESSOR
                                                      -----------                            ---------
                                                      SANITEC OYJ       SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY
                                                      -----------       -------------------------------------------------
                                                      PERIOD FROM
                                                      JANUARY 1 -      PERIOD FROM JUNE     YEAR ENDED        YEAR ENDED
                                                        JUNE 7,               8 -          DECEMBER 31,      DECEMBER 31,
                                                          2001         DECEMBER 31, 2001       2002              2003
                                                          ----         -----------------       ----              ----
Other income and expenses, net consists of:
    Interest income and other financial income.......      2.6               3.5               4.7               3.4
    Exchange gains and losses, net...................      0.2             (0.2)             (2.2)             (0.8)
    Interest expenses and other financial
    expenses.........................................     (9.5)           (44.1)           (103.0)            (95.4)
                                                          ----            -----            ------             -----
    Other income and expenses, net, total............     (6.7)           (40.8)           (100.5)            (92.8)
                                                          ====            =====            ======             =====

                SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY

8.       EXTRAORDINARY ITEMS

                                                 PREDECESSOR                              SUCCESSOR
                                                 -----------                              ---------
                                                 SANITEC OYJ          SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY
                                                 -----------          -------------------------------------------------
                                                 PERIOD FROM
                                                 JANUARY 1 -     PERIOD FROM JUNE        YEAR ENDED           YEAR ENDED
                                                   JUNE 7,              8 -             DECEMBER 31,         DECEMBER 31,
                                                     2001        DECEMBER 31, 2001          2002                 2003
                                                     ----        -----------------          ----                 ----
Extraordinary items consist of:
    Extraordinary expenses.......................     (1.4)              (2.3)                  --               (18.8)
                                                      ----               ----                   --               -----
Total............................................     (1.4)              (2.3)                  --               (18.8)
                                                      ====               ====                   ==               =====

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

         Extraordinary expenses in December 2003 include impairment recorded for goodwill in connection with the sale of the vacuum sewage systems segment announced in March 2004. The impairment has no tax consequences. See note 22 Subsequent events.

                SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY

9        INCOME TAXES

                                                          PREDECESSOR                        SUCCESSOR
                                                          -----------                        ---------
                                                          SANITEC OYJ    SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY
                                                          -----------    -------------------------------------------------
                                                          PERIOD FROM
                                                          JANUARY 1 -    PERIOD FROM JUNE     YEAR ENDED      YEAR ENDED
                                                            JUNE 7,             8 -          DECEMBER 31,    DECEMBER 31,
                                                              2001       DECEMBER 31, 2001       2002            2003
                                                              ----       -----------------       ----            ----
Income taxes consist of:
    Current taxes:
       For the financial year:
         Finland....................................           (1.3)                0.7           (0.8)            (0.9)
         Other jurisdictions........................           (7.6)              (9.4)          (19.6)           (22.9)
                                                               -----             ------          ------           ------
       Total for the financial year.................           (8.9)              (8.7)          (20.4)           (23.8)
       For prior years:
         Finland....................................              --              (0.3)           (0.3)               --
         Other jurisdictions........................             0.6                0.7             0.2            (2.6)
                                                               -----             ------          ------           ------
       Total for prior years........................             0.6                0.4           (0.1)            (2.6)
    Deferred:
         Finland....................................              --                 --              --               --
         Other jurisdictions........................           (0.2)              (4.9)           (5.9)              1.8
                                                               -----             ------          ------           ------
    Total deferred..................................           (0.2)              (4.9)           (5.9)              1.8
                                                               -----             ------          ------           ------
Total...............................................           (8.5)             (13.2)          (26.4)           (24.6)
                                                               =====             ======          ======           ======

The Finnish and non-Finnish components of
income (loss) before income taxes, minority
interest and after extraordinary items are as follows:
    Finland.........................................             4.3             (15.8)          (65.4)           (60.9)
    Other jurisdictions.............................            17.5               12.0            17.7              0.6
                                                               -----             ------          ------           ------
Total...............................................            21.8              (3.8)          (47.7)           (60.3)
                                                               =====             ======          ======           ======

         The difference between income tax expense calculated using the Finnish statutory tax rate (29% in 2001, 2002 and 2003) and income tax expense recorded in the income statement is as follows:

                SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY

                                                              PREDECESSOR                        SUCCESSOR
                                                              -----------                        ---------
                                                              SANITEC OYJ    SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY
                                                              -----------    -------------------------------------------------
                                                              PERIOD FROM      PERIOD FROM
                                                              JANUARY 1 -        JUNE 8 -        YEAR ENDED       YEAR ENDED
                                                                JUNE 7,        DECEMBER 31,     DECEMBER 31,     DECEMBER 31,
                                                                  2001             2001             2002             2003
                                                                  ----             ----             ----             ----
Hypothetical income tax (expense)/benefit at Finnish tax
rate..................................................            (6.3)               1.1             13.9             12.0
Non-deductible expenses and tax exempt income.........              0.2               0.7            (2.2)            (0.4)
Effect of associated companies........................            (0.2)               0.2              0.1              0.3
Effect of goodwill amortization.......................            (1.4)             (6.4)           (12.7)           (12.7)
Difference between Finnish tax rate and non-
Finnish tax rate......................................            (1.7)             (0.2)            (2.5)            (0.9)
Operating losses with no deferred tax benefit
     recognized.......................................            (2.8)            (12.0)           (22.0)           (25.6)
Write-downs of shares and use of tax loss carry
     forwards.........................................              1.1               3.8              0.3              2.2
Effect of equity hedging and other financial items....              0.5             (0.5)               --               --
Changes in valuation allowances.......................              1.4             (1.6)               --              3.6
Other items...........................................              0.7               1.7            (1.3)            (3.1)
                                                                  -----            ------           ------           ------
Total.................................................            (8.5)            (13.2)           (26.4)           (24.6)
                                                                  =====            ======           ======           ======

         The components of net deferred tax asset (liability) in the balance sheet consist of the following tax consequences from temporary differences:

                                                            PREDECESSOR                         SUCCESSOR
                                                            -----------                         ---------
                                                            SANITEC OYJ     SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY
                                                            -----------     -------------------------------------------------
                                                                AT                AT                AT                AT
                                                              JUNE 7,        DECEMBER 31,      DECEMBER 31,      DECEMBER 31,
                                                               2001              2001              2002              2003
                                                               ----              ----              ----              ----
Deferred tax assets consist of:
    Tax loss carry forwards.........................            28.7                35.2             75.9             100.4
    Provisions and writedowns related to
         restructuring..............................            20.0                32.2             22.5              16.3
    Other provisions and liabilities................             2.5                 1.9              2.8               3.1
    Others..........................................             0.8                 0.7              2.1               1.9
                                                                ----                ----             ----              ----
    Total deferred tax assets.......................            52.0                70.0            103.3             121.7
    Less valuation allowance........................          (31.9)              (47.9)           (79.3)            (98.0)
                                                               -----               -----            -----             -----
                                                                20.1                22.1             24.0              23.7

Deferred tax liabilities consist of:
    Property, plant and equipment...................            10.5                12.6             25.4              25.2
    Voluntary provisions............................             3.3                 4.0              6.4               7.7
    Others..........................................             1.0                  --              0.1               0.4
                                                               -----               -----            -----             -----
                                                                14.8                16.6             31.9              33.3
                                                               -----               -----            -----             -----
Net deferred tax assets / (liabilities).............             5.3                 5.5            (7.9)             (9.6)
                                                               =====               =====            =====             =====

         Deferred taxes are classified by jurisdiction and maturity as follows:


                SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

PREDECESSOR
SANITEC OYJ                                       CURRENT           NON-CURRENT             TOTAL
-----------                                       -------           -----------             -----
Period ended June 7, 2001
   Deferred tax assets
     Finland................................         --                  0.2                 0.2
     Foreign jurisdiction...................        3.3                 16.6                19.9
                                                    ---                 ----                ----
   Total                                            3.3                 16.8                20.1

   Deferred tax liabilities
     Finland................................         --                  0.7                 0.7
     Foreign jurisdiction...................         --                 14.1                14.1
                                                    ---                 ----                ----
   Total                                             --                 14.8                14.8

SUCCESSOR
SANITEC OY, FORMERLY POOL ACQUISITION
HELSINKI OY                                       CURRENT           NON-CURRENT             TOTAL
-----------                                       -------           -----------             -----
Period ended December 31, 2001
   Deferred tax assets
     Finland................................         --                  0.2                 0.2
     Foreign jurisdiction...................        3.1                 18.8                21.9
                                                    ---                 ----                ----
   Total                                            3.1                 19.0                22.1

   Deferred tax liabilities
     Finland................................         --                  0.7                 0.7
     Foreign jurisdiction...................         --                 15.9                15.9
                                                    ---                 ----                ----
   Total                                             --                 16.6                16.6

SUCCESSOR
SANITEC OY, FORMERLY POOL ACQUISITION
HELSINKI OY                                       CURRENT           NON-CURRENT             TOTAL
-----------                                       -------           -----------             -----
Year ended December 31, 2002
   Deferred tax assets
     Finland................................           --                  0.2                 0.2
     Foreign jurisdiction...................          3.5                 20.3                23.8
                                                      ---                 ----                ----
   Total                                              3.5                 20.5                24.0

   Deferred tax liabilities
     Finland................................           --                  0.8                 0.8
     Foreign jurisdiction...................           --                 31.1                31.1
                                                      ---                 ----                ----
   Total                                               --                 31.9                31.9

                SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY

SUCCESSOR
SANITEC OY, FORMERLY POOL ACQUISITION
HELSINKI OY                                       CURRENT           NON-CURRENT             TOTAL
-----------                                       -------           -----------             -----
Year ended December 31, 2003
   Deferred tax assets
     Finland................................          --                  0.1                 0.1
     Foreign jurisdiction...................         6.7                 16.9                23.6
                                                     ---                 ----                ----
   Total                                             6.7                 17.0                23.7

   Deferred tax liabilities
     Finland................................          --                  0.9                 0.9
     Foreign jurisdiction...................         0.4                 32.0                32.4
                                                     ---                 ----                ----
   Total                                             0.4                 32.9                33.3

         The Group had tax loss carry forwards of EUR105.4 million, EUR115.7 million, EUR226.5 million and EUR349.3 million as of June 7, 2001, December 31, 2001, December 31, 2002 and December 31, 2003, respectively. Of the total amount, EUR33.4 million, EUR116.2 million and EUR157.5 million are attributable to Sanitec Oy, formerly Pool Acquisition Helsinki Oy as of December 31, 2001, December 31, 2002 and December 31, 2003, respectively. Substantially, all of the tax loss carry forwards attributable to foreign subsidiaries, EUR191.8 million as of December 31, 2003, has no expiration. Of the tax loss carry forwards of Sanitec Oy, formerly Pool Acquisition Helsinki Oy, EUR33.4 million, EUR65.5 million and EUR58.6 million will expire in 2011, 2012 and 2013 respectively.

         The Group has recognized deferred tax assets for its tax loss carry forwards and has established a valuation allowance against these deferred tax assets. The determination was based upon what is probable in each tax jurisdiction.

         In March 2004, Sanitec announced the sale of Evac International Ltd., the Finnish holding company of our vacuum sewage systems segment operations. No deferred tax liability on the assumed sale profit was recorded as of December 31, 2003, as it is assumed that valuation allowance recorded on the tax loss carry forwards in Finland can be released accordingly at the completion of the sale in 2004.

         As of December 31, 2003, retained earnings in foreign subsidiaries consisted mainly of those within European Union countries, Poland, Switzerland and Norway. As Sanitec is able to repatriate such retained earnings tax free, no deferred tax liability on the undistributed earnings in foreign subsidiaries is recognized.

         During the year ended December 31, 2003, changes in the Group structure were performed in France, Germany, Finland and Sweden. These transactions were performed by exchanging shares between subsidiaries and by issuing new shares as contribution with no tax effect. During the year ended December 31, 2003, Sanitec Oy, formerly Pool Acquisition Helsinki Oy also recorded a revaluation of EUR300.0 million in the shares held in subsidiaries. The revaluation was recorded into revaluation reserve. These transactions were regarded as permanently reinvested resulting into an unrecorded deferred tax liability of EUR166.0 million under Finnish GAAP.

                SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY

10.      FIXED ASSETS AND OTHER LONG TERM INVESTMENTS

     Other intangible assets

                                                  PREDECESSOR                           SUCCESSOR
                                                  -----------                           ---------
                                                  SANITEC OYJ       SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY
                                                  -----------       -------------------------------------------------
                                                       AT                                                      AT
                                                    JUNE 7,             AT                  AT            DECEMBER 31,
                                                      2001       DECEMBER 31, 2001  DECEMBER 31, 2002         2003
                                                      ----       -----------------  -----------------         ----
Intangible assets consist of:
    Intangible rights............................     6.5                6.0                 5.7               4.0
    Other long term expenditures.................     3.2               25.6                39.4              36.4
                                                      ---               ----                ----              ----
Total............................................     9.7               31.6                45.1              40.4
                                                      ===               ====                ====              ====

         Intangible rights primarily consist of license rights, patents, and computer software. Other long-term expenditures primarily consist of the cost of leasehold improvements on rental premises and capitalized costs related to the issuance of debt.

         Changes in fixed assets and other long term investments include the following (capital expenditure and other additions of the Successor including the acquired assets of the Predecessor):

                                                         PREDECESSOR                           SUCCESSOR
                                                         -----------                           ---------
                                                         SANITEC OYJ       SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY
                                                         -----------       -------------------------------------------------
                                                             AT
                                                           JUNE 7,             AT                  AT                 AT
                                                             2001       DECEMBER 31, 2001  DECEMBER 31, 2002   DECEMBER 31, 2003
                                                             ----       -----------------  -----------------   -----------------
Intangible assets:
Goodwill:
    Historical cost at the beginning of the
     period..........................................      200.6                 --               794.9              790.9
    Capital expenditures and other additions.........       59.1              798.6                  --                 --
    Disposals and other decreases....................         --              (3.7)               (4.0)              (4.0)
    Accumulated amortization at the end of
     period..........................................     (73.4)             (25.3)              (69.4)            (131.4)
                                                           -----              -----               -----              -----
    Carrying value at the end of period..............      186.3              769.6               721.5              655.5
                                                           =====              =====               =====              =====
Other intangible assets:
    Historical cost at the beginning of the
     period..........................................       19.9                 --                35.8               63.0
    Capital expenditures and other additions.........        4.1               35.8                27.2                3.9
    Disposals and other decreases....................         --                 --                  --                 --
    Accumulated amortization at the end of
     period..........................................     (14.3)              (4.2)              (17.9)             (26.5)
                                                           -----              -----               -----              -----
    Carrying value at the end of period..............        9.7               31.6                45.1               40.4
                                                           =====              =====               =====              =====


                SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Tangible assets:
Property, plant and equipment:
Land:
    Historical cost at the beginning of the
    period...........................................       37.2                 --                52.5               73.1
    Capital expenditures and other additions.........       16.8               56.4                24.0                0.1
    Disposals and other decreases....................         --              (3.9)               (3.4)              (4.8)
                                                           -----              -----               -----              -----
    Carrying value at the end of period..............       54.0               52.5                73.1               68.4
                                                           =====              =====               =====              =====
Buildings:
    Historical cost at the beginning of the
    period..........................................       129.2                 --                98.5              118.0
    Capital expenditures and other additions........        19.6              103.6                24.2                4.4
    Disposals and other decreases...................       (0.1)              (5.1)               (4.7)              (9.7)
    Accumulated depreciation at the end of
    period..........................................      (49.2)              (1.4)               (7.0)             (13.8)
                                                           -----              -----               -----              -----
    Carrying value at the end of period.............        99.5               97.1               111.0               98.9
                                                           =====              =====               =====              =====
Machinery and equipment:
    Historical cost at the beginning of the
    period..........................................       298.0                 --               110.2              115.3
    Capital expenditures and other additions........        35.7              138.7                27.7               25.1
    Disposals and other decreases...................       (3.7)             (28.5)              (22.6)             (14.4)
    Accumulated depreciation at the end of
    period..........................................     (208.9)              (5.5)              (14.4)             (35.7)
                                                           -----              -----               -----              -----
    Carrying value at the end of period.............       121.1              104.7               100.9               90.3
                                                           =====              =====               =====              =====
Other tangible assets:
    Historical cost at the beginning of the
    period..........................................        20.0                 --                 7.8                9.0
    Capital expenditures and other additions........         1.3                8.0                 1.6                3.4
    Disposals and other decreases...................       (1.5)              (0.2)               (0.4)              (2.3)
    Accumulated depreciation at the end of
    period..........................................      (13.7)              (1.1)               (2.8)              (2.6)
                                                           -----              -----               -----              -----
    Carrying value at the end of period.............         6.1                6.7                 6.2                7.5
                                                           =====              =====               =====              =====
Advances paid and construction in progress:
    Historical cost at the beginning of the
    period..........................................        10.8                 --                15.8               11.2
    Capital expenditures and other additions........         7.2               26.7                  --                2.0
    Disposals and other decreases...................       (0.3)             (10.9)               (4.6)              (3.2)
                                                           -----              -----               -----              -----
    Carrying value at the end of period.............        17.7               15.8                11.2               10.0
                                                           =====              =====               =====              =====


                SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Long-term investments and receivables:
Investment securities:
    Historical cost at the beginning of the
    period..........................................         3.4                 --                 1.0                0.8
    Capital expenditures and other additions........         0.3                1.0                  --                 --
    Disposals and other decreases...................          --                 --               (0.2)              (0.5)
    Accumulated depreciation at the end of
    period..........................................       (2.4)                 --                  --                 --
                                                           -----              -----               -----              -----
    Carrying value at the end of period.............         1.3                1.0                 0.8                0.3
                                                           =====              =====               =====              =====
Other receivables:
    Historical cost at the beginning of the
    period..........................................         6.4                 --                 9.6                9.2
    Increases.......................................         1.7                9.6                  --                1.1
    Decreases.......................................          --                 --               (0.4)                 --
                                                           -----              -----               -----              -----
    Carrying value at the end of period.............         8.1                9.6                 9.2               10.3
                                                           =====              =====               =====              =====

Investments in associated companies:
    Historical cost at the beginning of the
    period..........................................        42.2                 --                41.7               33.8
    Capital expenditures and other additions........         3.1               41.7                 0.5                1.9
    Disposals and other decreases...................       (2.8)                 --               (8.4)             (12.1)
                                                           -----              -----               -----              -----
    Carrying value at the end of period.............       42.5                41.7                33.8               23.6
                                                           =====              =====               =====              =====

         In the year ended December 31, 2002, capital expenditures and other additions in land and buildings include a purchase price allocation in connection with Sanitec Oyj acquisition of EUR21.5 million and EUR22.5 million, respectively.

         Interest expense related to major investment projects in Poland has been capitalized under fixed assets and will be depreciated with the related fixed assets.

         The Predecessor's carrying value of buildings included capitalized interest expenses as of June 7, 2001 of EUR0.6 million and the carrying value of machinery and equipment included capitalized interest expense as of June 7, 2001 EUR1.2 million.

         The Successor's carrying value of buildings included capitalized interest expenses as of December 31, 2001, December 31, 2002 and December 31, 2003 of EUR0.5 million, EUR0.4 million and EUR0.4 million, respectively, and the carrying value of machinery and equipment included capitalized interest expense as of December 31, 2001, December 31, 2002 and December 31, 2003 of EUR1.4 million, EUR1.3 million and EUR1.2 million, respectively.

                SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY

11.      PREPAID EXPENSES AND ACCRUED INCOME

                                                         PREDECESSOR                         SUCCESSOR
                                                         -----------                         ---------
                                                         SANITEC OYJ     SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY
                                                         -----------     -------------------------------------------------
                                                              AT               AT               AT                AT
                                                           JUNE 7,        DECEMBER 31,     DECEMBER 31,      DECEMBER 31,
                                                             2001             2001             2002              2003
                                                             ----             ----             ----              ----
Prepaid expenses and accrued income consists of:
    Interest........................................         0.3               0.5              0.7               0.6
    Other financial items...........................         2.6               9.9              0.9               2.2
    Income and other taxes..........................        17.1              15.3              8.6               6.9
    Rental..........................................         0.5               4.0              0.3               0.4
    Insurance.......................................         4.5               4.4              3.5               3.5
    Personnel ......................................         1.4               0.7              0.6               1.2
    Service charges.................................         1.0               1.3              1.1                --
    Supplier bonuses................................         0.6               0.3              0.2               0.3
    Other...........................................         8.2               5.0              6.2               4.8
                                                            ----              ----             ----              ----
Total...............................................        36.2              41.4             22.1              19.9
                                                            ====              ====             ====              ====

12.      SHAREHOLDERS' EQUITY

         The following table shows changes in shareholders' equity for the period from January 1, 2001 to June 7, 2001 for the Predecessor, and for the period from June 8, 2001 to December 31, 2001 and the year ended December 31, 2002 and December 31, 2003 for the Successor.

                                                                             SHARE
PREDECESSOR                                 NUMBER OF SHARES   SHARE        PREMIUM     OTHER       RETAINED
SANITEC OYJ                                  (IN THOUSANDS)    CAPITAL       FUNDS      RESERVES    EARNINGS      TOTAL
                                             --------------    -------       -----      --------    --------      -----
BALANCE AT DECEMBER 31, 2000..............         62,209        64.9         90.5        19.7       191.8         366.9
Dividends paid............................             --          --           --          --      (13.1)        (13.1)
Currency translation adjustment...........             --          --           --         5.6         2.7           8.3
Net income for the period from January 1,
     2001 through June 7, 2001............             --          --           --          --        13.3          13.3
                                                   ------        ----         ----        ----       -----         -----
BALANCE AT JUNE 7, 2001...................         62,209        64.9         90.5        25.3       194.7         375.4
                                                   ======        ====         ====        ====       =====         =====

SUCCESSOR                                                                    SHARE
SANITEC OY, FORMERLY POOL ACQUISITION       NUMBER OF SHARES  SHARE         PREMIUM    OTHER        RETAINED
HELSINKI OY                                  (IN THOUSANDS)    CAPITAL       FUNDS      RESERVES    EARNINGS       TOTAL
                                             --------------    -------       -----      --------    --------       -----
BALANCE AT JUNE 8, 2001..............                 18          --           --          --           --           --
Share issue and premium..............             29,982        30.0        120.0          --           --        150.0
Currency translation adjustment......                 --          --           --         0.2        (1.1)        (0.9)
Net loss for the period from June 8,2001
     through December 31, 2001.......                 --          --           --          --       (17.2)       (17.2)
                                                  ------        ----        -----         ---       -----         -----
BALANCE AT DECEMBER 31, 2001.........             30,000        30.0        120.0         0.2       (18.3)        131.9
Currency translation adjustment......                 --          --           --      (10.2)        (6.2)       (16.4)
Transfers from retained earnings to other
     reserves.......................                  --          --           --         0.4        (0.4)           --
Net loss for the period from January 1,
     2002 through December 31, 2002                   --          --           --          --       (74.7)       (74.7)
                                                  ------        ----        -----         ---       -----         -----
BALANCE AT DECEMBER 31, 2002.........             30,000        30.0        120.0       (9.6)       (99.6)         40.8


                SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Currency translation adjustment......                 --          --           --       (9.9)       (11.1)       (21.0)
Transfers from retained earnings to other
     reserves.......................                  --          --           --         0.7        (0.7)           --
Net loss for the period from January 1,
     2003 through December 31, 2003                   --          --           --          --       (85.4)       (85.4)
                                                  ------        ----        -----         ---       -----         -----
BALANCE AT DECEMBER 31, 2003.........             30,000        30.0        120.0      (18.8)      (196.8)       (65.6)
                                                  ======        ====        =====         ===       =====         =====

         The shares of the Predecessor have no nominal value. However, the share capital divided by the number of shares is approximately EUR1.04 per share. The par value of the shares of the Successor is EUR1.00 per share.

         The payments received in excess of par value of the shares are included in the share premium funds. Share premium funds are not distributable funds according to the Finnish Companies Act.

         Other reserves consist of currency translation adjustments related to undistributable equity and other legally undistributable reserves mainly in non-Finnish subsidiaries.

         Dividend payments for the Predecessor were EUR0.21 per share in 2001. The number of shares entitled to a dividend was 62,209,014. For the Successor no dividends were paid for the periods from January 1, 2001 through June 7, 2001 and from June 8, 2001 through December 31, 2001, and for the years 2002 and 2003.

         On a consolidated basis, retained earnings of the Predecessor include appropriations (voluntary provisions and depreciation difference) which the Finnish Companies Act classifies as undistributable earnings. On a consolidated basis, the shareholders' equity available for distribution on June 7, 2001 for the Predecessor was as follows:

                                                                   PREDECESSOR
                                                                   -----------
                                                                   SANITEC OYJ
                                                                   -----------
                                                                       AT
                                                                     JUNE 7,
                                                                      2001
                                                                      ----
Distributable funds consist of:
    Retained earnings closing balance.......................          194.7
    Less appropriations.....................................          (34.6)
    Deferred tax liability on appropriations................           12.3
                                                                      -----
Total distributable funds...................................          172.4
                                                                      =====

         The Finnish Companies Act restricts dividend distribution to the lower of distributable funds of the parent of the Predecessor or distributable funds of the Predecessor's consolidated balance sheet. The distributable funds of the parent of the Predecessor were EUR109.0 million as of June 7, 2001. As of December 31, 2001, 2002 and 2003, there were no distributable funds for the Successor.

                SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY

13.      PROVISIONS

                                            PREDECESSOR                              SUCCESSOR
                                            -----------                              ---------
                                            SANITEC OYJ          SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY
                                            -----------          -------------------------------------------------
                                                AT                                                            AT
                                              JUNE 7,              AT                   AT               DECEMBER 31,
                                                2001        DECEMBER 31, 2001    DECEMBER 31, 2002           2003
                                                ----        -----------------    -----------------           ----
Provisions consist of:
Non-current provisions:
    Provisions for pensions...............      32.3              33.1                 33.6                  34.3
    Provisions for restructuring .........       6.0              21.5                 28.0                  27.4
    Other provisions .....................       3.8               5.7                  0.9                   0.9
                                                ----              ----                 ----                  ----
                                                42.1              60.3                 62.5                  62.6
Current provisions:
    Provisions for taxation...............        --               0.1                  0.2                   2.6
    Provisions for restructuring..........       9.2              28.2                 22.6                  15.4
    Other provisions......................      14.7              10.4                  8.8                   8.4
                                                ----              ----                 ----                  ----
                                                23.9              38.7                 31.6                  26.4
Non-current and current provisions:
    Provisions for pensions...............      32.3              33.1                 33.6                  34.3
    Provisions for taxation...............        --               0.1                  0.2                   2.6
    Provisions for restructuring..........      15.2              49.7                 50.6                  42.8
    Other provisions......................      18.5              16.1                  9.7                   9.3
                                                ----              ----                 ----                  ----
Total provisions..........................      66.0              99.0                 94.1                  89.0
                                                ====              ====                 ====                  ====

PREDECESSOR                                      PENSIONS        TAXATION        RESTRUCTURING        OTHERS        TOTAL
-----------                                      --------        --------        -------------        ------        -----
Balance at December 31, 2000..............         32.6             --                 14.6          19.2         66.4
    Additional provisions (1).............           --             --                  2.1           2.4          4.5
    Charges against provisions............        (0.3)             --                (1.5)         (3.1)        (4.9)
                                                   ----             --                 ----          ----         ----
Balance at June 7, 2001...................         32.3             --                 15.2          18.5         66.0
                                                   ====             ==                 ====          ====         ====

SUCCESSOR                                        PENSIONS        TAXATION        RESTRUCTURING        OTHERS        TOTAL
---------                                        --------        --------        -------------        ------        -----
Balance at June 8, 2001...................         32.3             --                 15.2          18.5         66.0
    Additional provisions (1).............          0.8            0.1                 44.8           3.1         48.8
    Charges against provisions............           --             --               (10.3)         (5.5)       (15.8)
                                                   ----            ---                 ----           ---         ----
Balance at December 31, 2001..............         33.1            0.1                 49.7          16.1         99.0
    Additional provisions (1).............          0.5            0.1                 25.6           1.0         27.2
    Charges against provisions............           --             --               (24.7)         (7.4)       (32.1)
                                                   ----            ---                 ----           ---         ----
Balance at December 31, 2002..............         33.6            0.2                 50.6           9.7         94.1
    Additional provisions.................          0.7            2.4                 13.6           2.1         18.8
    Charges against provisions............           --             --               (21.4)         (2.5)       (23.9)
                                                   ----            ---                 ----           ---         ----
Balance at December 31, 2003..............         34.3            2.6                 42.8           9.3         89.0
                                                   ====            ===                 ====           ===         ====

----------
(1) Additional provisions for restructuring include provisions recorded in connection with the final purchase accounting.

                SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY

14.       NON-CURRENT AND CURRENT DEBT

                                                        PREDECESSOR                           SUCCESSOR
                                                        -----------                           ---------
                                                        SANITEC OYJ       SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY
                                                        -----------       -------------------------------------------------
                                                             AT                                    AT
                                                          JUNE 7,              AT             DECEMBER 31,           AT
                                                            2001        DECEMBER 31, 2001         2002        DECEMBER 31, 2003
                                                            ----        -----------------         ----        -----------------
Long term liabilities
   Non-interest bearing.............................           0.6                   --               7.9                9.6
   Interest bearing.................................         148.9              1,104.1           1,124.6            1,119.7
                                                             -----              -------           -------            -------
Total long-term liabilities.........................         149.5              1,104.1           1,132.5            1,129.3
                                                             =====              =======           =======            =======

Current liabilities
   Non-interest bearing.............................         203.9                219.2             199.4              212.3
   Interest bearing.................................         196.7                 32.9              30.8               39.9
                                                             -----              -------           -------            -------
Total current liabilities...........................         400.6                252.1             230.2              252.2
                                                             =====              =======           =======            =======
LONG-TERM DEBTS INCLUDING CURRENT INSTALLMENTS
Shareholder loans
   Shareholder loans due 2016 with a 7.125% p.a.
     fixed interest rate............................            --                312.2                --                 --
   Shareholder On-Loan II due 2016 with a 7.1875%
     (margin 0.0625%) p.a. fixed interest rate......            --                   --             334.3              358.5
Subordinated loan
   PIK loan due 2010 with a 22% semi-annually fixed
     interest rate..................................            --                 60.0                --                 --
   PIK On-Loan II due 2010 with floating interest
     rate between 12.0625% and 16.0625% (margin
     0.0625%)p.a....................................            --                   --              70.7               80.8
Notes On-Loan 9.0625 % due May, 2012 (margin 0.0625%)           --                   --             260.0              260.0
From financial institutions:
   Senior term loans due in semi-annual installments
     in 2002-2010 with a variable interest rate
     based on Euribor (3.35% on December 31, 2001)..            --                505.0                --                 --
   Senior term loans due in semi-annual installments
     in 2003-2010 with a variable interest rate
     based on Euribor (2.141% on December 31, 2003)
     and GBP LIBOR (4.03253% on December 31, 2003)..            --                   --             485.7              457.0
   Junior Credit Facility due in 2011 with a
     variable interest rate based on Euribor (3.35%
     on December 31, 2001)..........................            --                245.0                --                 --
   EUR150 million syndicated revolving credit
     facility due in 2003; variable interest rate
     based on Libor.................................          91.8                   --                --                 --
   EUR10 million revolving credit facility due in
     2003; variable interest rate based on Libor....          10.0                   --                --                 --
   SEK 100 million bank loan due in 2003; variable
     interest rate based on Stibor..................          10.7                   --                --                 --
   EUR21 million bank loan due in 2002; variable
     interest rate based on Euribor.................          21.5                   --                --                 --
   EUR20 million bank loan due in 2009; fixed
     interest rate at 5.47% p.a.....................          20.0                   --                --                 --
   Operating subsidiaries EUR20 million loan due in
     semi-annual installments in 2001-2008; fixed
     interest rate..................................          15.3                   --                --                 --
Other long-term loans drawn down by subsidiaries....           5.8                   --                --                 --
                                                             -----              -------           -------            -------
Total...............................................         175.1              1,122.2           1,150.7            1,156.3
                                                             =====              =======           =======            =======

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

         Maturities of long-term debt on December 31, 2003 of the Successor are as follows:

                                                                                               LOANS FROM
                                         SHAREHOLDER       SUBORDINATED                        FINANCIAL
                                            LOANS              LOANS         NOTES ON-LOAN    INSTITUTIONS        TOTAL
                                            -----              -----         -------------    ------------        -----
Due in 2004.......................              --                   --             --              36.6           36.6
Due in 2005.......................              --                   --             --              48.2           48.2
Due in 2006.......................              --                   --             --              58.2           58.2
Due in 2007.......................              --                   --             --              67.2           67.2
Due in 2008.......................              --                   --             --              93.1           93.1
Due thereafter....................           358.5                 80.8          260.0             153.7          853.0
                                             -----                 ----          -----             -----        -------
                                             358.5                 80.8          260.0             457.0        1,156.3
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

                SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY

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

SUCCESSOR AT DECEMBER 31, 2003

         The EUR3.3 million of current debt relates to the short-term borrowings under local cash pools and overdrafts. There were no interest rate hedging instruments related to current debt as of December 31, 2003.

         On December 31, 2003 the subsidiaries of the Successor had a EUR50 million undrawn under a revolving credit facility.

COVENANTS

         The Senior term loans contain customary operating and financial covenants including maximum debt leverage and senior debt leverage ratios, minimum interest and fixed charge coverage ratios and restrictions on capital expenditure. Certain covenants were amended and approved by Senior Facility lenders in July 2002.

         The High Yield Senior Notes contain various operating and financial covenants.

15.      ACCRUED EXPENSES AND DEFERRED INCOME

                                                         PREDECESSOR                         SUCCESSOR
                                                         -----------                         ---------
                                                         SANITEC OYJ     SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY
                                                         -----------     -------------------------------------------------
                                                             AT                                  AT                AT
                                                           JUNE 7,            AT            DECEMBER 31,      DECEMBER 31,
                                                            2001       DECEMBER 31, 2001        2002              2003
                                                            ----       -----------------        ----              ----
Accrued expenses and deferred income consist of:
   Warranty costs...................................         7.7                6.9               6.5               8.0
   Income tax payable...............................        13.2               13.4              12.6              11.4
   Personnel expenses...............................        42.1               39.2              40.0              42.1
   Financial items..................................         3.5               10.7               6.4               7.7
   Customer bonuses.................................        10.4               18.8              14.8              15.7
   Others...........................................        14.8               19.4              14.2              12.3
                                                            ----              -----              ----              ----
Total...............................................        91.7              108.4              94.5              97.2
                                                            ====              =====              ====              ====

                SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY

16       COMMITMENTS AND CONTINGENT LIABILITIES

         The Predecessor and the Group had the following commitments and contingent liabilities:

         A first priority pledge of the share capital of Sanitec Oy, formerly Pool Acquisition Helsinki Oy, has been granted as collateral for the Senior credit facility and a second priority pledge for the High Yield Senior Notes. A first priority pledge of all of the rights and claims pursuant to the Notes On-Loan 1, the PIK On-Loan 2 and the Shareholder On-Loan 2 have been granted as collateral for the High Yield Senior Notes.

         Certain of the Group subsidiaries have jointly and severally granted guarantees, taken out mortgages on business assets and mortgages on their real property, and pledged shares they share as collateral for loans from banking institutions to the Group totaling EUR457.0 million as of December 31, 2003.

         The nominal value of all collateral granted by these Group subsidiaries exceeds the combined book value of the loans for which they have been given.

         Sanitec Oy, formerly Pool Acquisition Helsinki Oy, and certain of the Group subsidiaries have granted guarantees and taken out mortgages on business assets as collateral for certain pension liabilities totaling EUR12.8 million as of December 31, 2003.

         Additionally, the Group had the following commitments and contingent liabilities:

                                                     PREDECESSOR                          SUCCESSOR
                                                     -----------                          ---------
                                                     SANITEC OYJ      SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY
                                                     -----------      -------------------------------------------------
                                                          AT                                  AT                AT
                                                       JUNE 7,              AT           DECEMBER 31,      DECEMBER 31,
                                                         2001       DECEMBER 31, 2001        2002              2003
                                                         ----       -----------------        ----              ----
Mortgages to secure own borrowings...................      0.1                 0.1               --                --
Mortgages to secure other commitments................      0.8                  --              0.1               0.1
Assets pledged to secure own commitments.............      1.7                 2.3              1.9               1.0
Guarantees for other commitments.....................      0.2                  --              0.2               0.2
Other commitments....................................      2.6                15.9              2.5               1.9

LEASING COMMITMENTS

         The Group has several non-cancelable leases, primarily for machinery and equipment that mainly expire over the next three years.

         Rental expenses for operating leases for the periods from January 1, 2001 through June 7, 2001 and from June 8, 2001 through December 31, 2001, and for the year ended December 31, 2002 and December 31, 2003 were EUR4.7 million, EUR5.3 million, EUR10.6 million and EUR9.8 million, respectively.

         Future minimum lease payments under noncancelable operating leases are:
(1)

                SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY

                                                     PREDECESSOR                           SUCCESSOR
                                                     -----------                           ---------
                                                     SANITEC OYJ       SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY
                                                     -----------       -------------------------------------------------
                                                          AT                                                      AT
                                                       JUNE 7,              AT                 AT            DECEMBER 31,
                                                         2001       DECEMBER 31, 2001   DECEMBER 31, 2002        2003
                                                         ----       -----------------   -----------------        ----
Within one year.....................................     9.4                 9.1               10.6               8.6
Between one and two years...........................     6.7                 6.6                6.6               5.7
Between two and three years.........................     4.2                 4.8                2.6               4.3
Between three and four years........................     3.1                 1.6                1.6               2.8
Between four and five years.........................     1.5                 1.3                1.5               0.6
Thereafter..........................................     3.0                 2.5                0.8               0.4
                                                        ----                ----               ----              ----
                                                        27.9                25.9               23.7              22.4
                                                        ====                ====               ====              ====

----------
(1) The amounts represent the nominal amounts of rents according to operating leasing contracts.

CAPITAL LEASE OBLIGATIONS

         The Group has obligations under capital leases with future minimum lease payments as follows:

                                                      PREDECESSOR                          SUCCESSOR
                                                      -----------                          ---------
                                                      SANITEC OYJ      SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY
                                                      -----------      -------------------------------------------------
                                                           AT                                  AT
                                                        JUNE 7,             AT            DECEMBER 31,           AT
                                                          2001       DECEMBER 31, 2001        2002        DECEMBER 31, 2003
                                                          ----       -----------------        ----        -----------------
Within one year....................................        0.3                0.5               0.5                0.3
Between one and two years..........................        0.2                0.5               0.2                0.2
Between two and three years........................        0.1                0.2               0.1                 --
                                                           ---                ---               ---                ---
Total minimum lease payments.......................        0.6                1.2               0.8                0.5
Less amount representing interest..................         --              (0.1)                --                 --
                                                           ---                ---               ---                ---
Present value of net minimum lease payments........        0.6                1.1               0.8                0.5
                                                           ===                ===               ===                ===

There are no capital lease obligations maturing after three years.

17       RELATED PARTY TRANSACTIONS

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

         Effective March 28, 2002, Sanitec Oy, formerly Pool Acquisition Helsinki Oy, entered into a Service and Consultancy Agreement (the "Agreement"), with Sanitec International AG whereby Sanitec International AG will assist Sanitec Oy in developing a business strategy, implementing process improvements, and developing products and businesses. The CEO of Sanitec Oy, formerly Pool Acquisition Helsinki Oy, is an employee of Sanitec International AG. Sanitec International AG charges the costs related to such services plus an additional 5% to Sanitec Oy, formerly Pool Acquisition Helsinki Oy. The Agreement expires at the end of each financial year but shall be automatically extended for the following financial year unless terminated in writing by either party at least 60 days prior to the end of the initial or succeeding term. On rendering headquarter services to the Group, Sanitec International AG has charged the Group by EUR2.3 million and EUR7.6 million in the year 2002 and 2003, respectively. The Group has also charged for certain administrative services Sanitec International AG by EUR0.4 million and EUR1.9 million in the year 2002 and 2003, respectively. On December 31, 2002 and December 31, 2003, the Group had a net liability to Sanitec International AG of EUR0.2 million and EUR0.9 million, respectively.

         In connection with the issuance of the Senior Notes on May 7, 2002, the Group became a party to PIK On-Loan 1 and Shareholder On-Loan 1 with Pool Acquisition S.A. Pursuant to these agreements, constituting subordinated indebtedness, the Group had a total liability of EUR405.0 million and EUR439.3 million to Pool Acquisition S.A. on December 31, 2002 and December 31, 2003, respectively. On December 31, 2001, the EUR312.2 million shareholder loan was provided directly to the Group by funds advised by BC Partners and other co-investors.

         The shareholder loan and Shareholder On-Loan 1 include accrued interest, which is not payable until maturity. In the year 2002, the interest expense of the shareholder loan and Shareholder On-Loan 1 was EUR22.1 million. Pursuant to the PIK On-Loan 1, the interest expense of the Group to Pool Acquisition S.A. was EUR6.1 million in the year 2002. In the year 2003, the interest expense of the Shareholder On-Loan 1 and PIK On-Loan 1 was EUR24.4 million and EUR10.1 million, respectively.

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

         The Group had a receivable from DP Deutsche Pool Beteiligungs GmbH, a company owned by BC European Capital VII-1, totaling EUR1.6 million, EUR1.6 million and EUR1.7 million as of December 31, 2001, December 31, 2002 and December 31, 2003, respectively.

ASSOCIATED COMPANIES

         The Group's transactions with associated companies include services provided to, and purchases from associated companies in the ordinary course of business. The Group's policy is to use commercial terms similar to those used with its suppliers or customers of similar size and location for these transactions.

                SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY

         Purchases from associated companies totaled EUR0.2 million, EUR0.1 million, EUR0.2 million and EUR6.1million for the periods from January 1, 2001 to June 7, 2001 and from June 8, 2001 to December 31, 2001, and for the year ended December 31, 2002 and December 31, 2003, respectively.

         Net assets related to associated companies, consisting primarily of trade receivables and payables, totaled EUR(0.1) million, EUR(0.1) million, EUR1.1 million and EUR(0.2) million for the periods from January 1, 2001 to June 7, 2001 and from June 8, 2001 to December 31, 2001, and for the year ended December 31, 2002 and December 31, 2003, respectively.

         The Group has an interest of 25% in the associated company AWEK Industrial Ltd. through its subsidiary Evac International Ltd. The Group has capitalized patents purchased from AWEK Industrial Ltd. amounting to EUR0.1 million, EUR0.3 million, EUR0.4 million and EUR0.2 million in the periods from January 1, 2001 to June 7, 2001 and from June 8, 2001 to December 31, 2001, and in the year ended December 31, 2002 and December 31, 2003, respectively.

BOARD OF DIRECTORS AND MANAGEMENT

         There are no loans from the Predecessor or the Successor to the board of directors or management during the periods presented.

         No pledges or other commitments were given on behalf of the board of directors or management during the periods presented.

OTHERS

         One of the Group subsidiaries has purchased services from a company owned by a manager of the subsidiary amounting to EUR0.9 million in the year ended December 31, 2003.

         The funds adviced by BC Partners collectively are the largest principal shareholders of Grohe Aktiengesellchaft, owning over a 38% interest in Grohe. During the period from June 8 to December 31, 2001, and during years ended December 31, 2002 and 2003 we purchased from Grohe various bathroom products for the aggregate total amount of approximately EUR0.8 million, EUR1.3 million and EUR1.7 million, respectively.

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

                SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY

19.      FINANCIAL INSTRUMENTS

         The following tables present the carrying amounts and estimated fair values of the Predecessor and the Group's financial instruments for the periods ended June 7, 2001, December 31, 2001, December 31, 2002 and December 31, 2003. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties. While the contract amounts presented for derivative instruments illustrates the scope of the Group's hedging activities, they do not necessarily represent amounts exchanged by the parties and, when considered separately, are not a measure of the Group's risk exposure. See note 1(e) to the consolidated financial statements for accounting policies relating to financial instruments.

                                  PREDECESSOR                                    SUCCESSOR
                                  -----------                                    ---------
                                  SANITEC OYJ                SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY
                                  -----------                -------------------------------------------------
                                  JUNE 7, 2001        DECEMBER 31, 2001      DECEMBER 31, 2002      DECEMBER 31, 2003
                                  ------------        -----------------      -----------------      -----------------

                               CARRYING    FAIR      CARRYING     FAIR      CARRYING     FAIR      CARRYING
                                AMOUNT     VALUE      AMOUNT      VALUE      AMOUNT      VALUE      AMOUNT    FAIR VALUE
                                ------     -----      ------      -----      ------      -----      ------    ----------
Financial assets and
liabilities consist of:
Long term investments and
   receivables.................   9.4         9.4       10.6        10.6       10.0        10.0       10.6        10.6
Shares and holdings............  42.5        42.5       41.7        41.7       33.8        33.8       23.6        23.6
Loans receivable...............   1.5         1.5        6.4         6.4        5.8         5.8        5.7         5.7
Cash and cash equivalents......  21.1        21.1       68.0        68.0       34.4        34.4       50.7        50.7
Long-term debt and current
   installments of long-term
   debt including PIK loan and
   shareholder loans........... 175.1       176.2    1,122.2     1,122.2    1,150.7     1,136.4    1,156.3     1,155.0
Current debt................... 154.9       154.9       14.8        14.8        4.9         4.9        3.3         3.3

                                               PREDECESSOR                                   SUCCESSOR
                                               -----------                                   ---------
                                                                               SANITEC OY, FORMERLY POOL ACQUISITION
                                               SANITEC OYJ                                   HELSINKI OY
                                               -----------                                   -----------
                                              JUNE 7, 2001                               DECEMBER 31, 2001
                                              ------------                               -----------------
                                                                  AVERAGE                                      AVERAGE
                                CONTRACT   CARRYING    FAIR       MATURITY     CONTRACT    CARRYING   FAIR     MATURITY
                                 AMOUNT     VALUE      VALUE      (MONTHS)    AMOUNT      VALUE      VALUE     (MONTHS)
                                 ------     -----      -----      --------    ------      -----      -----     --------
Derivative financial
instruments consist of:
Interest rate swaps (1)
   (EURIBOR)...............       50.0       --           0.4       45.4       380.0        (1.2)       7.3      53.4
Interest futures and forward
   rate agreements(EURIBOR
   and STIBOR).............       10.0       --          --          3.2        --          --         --        --
Interest rate options......       --         --          --         --         100.0        --          0.5      36.2
Forward foreign exchange
   contracts (Selling and
   buying) ................      218.6       (0.2)       (3.0)       2.1       246.3        (0.2)       1.2       3.2

                SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY

                                                SUCCESSOR                                    SUCCESSOR
                                                ---------                                    ---------
                                  SANITEC OY, FORMERLY POOL ACQUISITION        SANITEC OY, FORMERLY POOL ACQUISITION
                                               HELSINKI OY                                  HELSINKI OY
                                               -----------                                  -----------
                                            DECEMBER 31, 2002                            DECEMBER 31, 2003
                                            -----------------                            -----------------
                                                                  AVERAGE                                      AVERAGE
                                CONTRACT   CARRYING    FAIR       MATURITY   CONTRACT    CARRYING   FAIR       MATURITY
                                 AMOUNT     VALUE      VALUE      (MONTHS)    AMOUNT      VALUE      VALUE     (MONTHS)
                                 ------     -----      -----      --------    ------      -----      -----     --------
Interest rate swaps (1)
   (EURIBOR)..................    330.0       (1.4)      (8.0)      40.2       330.0        (1.6)      (7.6)     28.0
Interest rate swaps (1) (GBP
   LIBOR).....................     30.7       --         (0.9)      36.2        28.4        --         (0.4)     24.0
Interest rate options.........    100.0       --         (0.2)      24.0       100.0        --         (0.3)     11.8
Forward foreign exchange
   contracts (Selling and
   buying)....................    150.8       --          0.3        2.8       172.8        --          1.8       3.2
Foreign Exchange Options......      4.2       --          --         0.7         9.9        --          0.1       0.9

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

         Forward foreign exchange contracts relate to the hedging of commercial (export and import) flows and loans. The maturities of these derivative instruments are from 1 day to 12 months. At the time that the forward contracts were entered into there were no cash requirements. Cash settlement of the forward contracts occur at maturity.

         Interest rate swaps and option contracts relate to the hedging of interest rate risk in respect of long-term borrowings. The share of the Group's floating rate loans as a proportion of total interest-bearing debt was 46.6% at December 31, 2003. After adjustment for interest rate swaps and option contracts, the proportion declines to 11.4%. At the time that the interest rate swap or option contracts were entered into, there were no cash requirements.

20.      ASSOCIATED COMPANIES

         In accordance with Finnish GAAP, the summarized consolidated financial information of Ceramics Holdings Middle East C.V., a 50% owned equity method investee of the Group, is as follows:

                SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY

                                                                 YEAR ENDED           YEAR ENDED          YEAR ENDED
                                                              DECEMBER 31, 2001   DECEMBER 31, 2002    DECEMBER 31, 2003
                                                              -----------------   -----------------    -----------------
Consolidated Balance Sheets                                                  (Amounts in millions of USD)
    Current assets............................................      87.2                 86.4                88.4
    Non-current assets........................................      89.4                 88.6                73.1
    Current liabilities.......................................      62.9                 64.2                58.3
    Non-current liabilities...................................      37.6                 32.5                30.6
    Minority interests........................................      13.8                 14.8                15.5

Consolidated Statements of Operations

    Net sales.................................................      77.9                 83.0                94.6
    Gross profit..............................................      26.0                 32.7                37.9
    Net income (loss) before extraordinary items..............      (3.5)                 0.6                 4.1
    Net income (loss).........................................      (3.5)                 0.6                 4.1

                SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY

21. SHARES AND SECURITIES IN SUBSIDIARIES, ASSOCIATED COMPANIES AND OTHER SHAREHOLDINGS

SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY DECEMBER 31, 2003

                                                                                     COUNTRY OF           OWNERSHIP
SUBSIDIARIES(1)                                                                      INCORPORATION         INTEREST
---------------                                                                      -------------         --------
Ido Bathroom Ltd..............................................................       Finland                  100.0
Ido Baderom A/S...............................................................       Norway                   100.0
Porsgrund Oy..................................................................       Finland                  100.0
Ido Badrum AB.................................................................       Sweden                   100.0
Porsgrund Bad A/S.............................................................       Norway                   100.0
Ifoe Sanitar AB...............................................................       Sweden                   100.0
Fastighets AB Pressarna.......................................................       Sweden                   100.0
Ifoe Sanitar A/S..............................................................       Norway                   100.0
Scandi-aqualine A/S...........................................................       Denmark                  100.0
Ifoe Sanitar Eesti AS.........................................................       Estonia                  100.0
Allia International S.A.......................................................       France                   100.0
Allia Holding GmbH............................................................       Germany                  100.0
Allia S.A.S...................................................................       France                   100.0
Polyroc S.A.S.................................................................       France                   100.0
Omnium de Distribution Sanitaires S.A.S.......................................       France                   100.0
Omnium de Distribution Sanitaires Sp. z o.o...................................       Poland                   100.0
Leda S.A.S....................................................................       France                   100.0
Leda Production S.A.S.........................................................       France                   100.0
Koralle S.a.r.l...............................................................       France                   100.0
Produits Ceramiques de Touraine S.A...........................................       France                   100.0
S.N.B. Manufacture S.A.R.L....................................................       France                   100.0
Koninklijke Sphinx B.V........................................................       The Netherlands          100.0
Sanitair Techniek Rosmalen B.V................................................       The Netherlands          100.0
Warneton Industrie S.A........................................................       Belgium                  100.0
Sanker Spol. S.r.o............................................................       Slovakia                 100.0
Sphinx Gustavsberg Wroclaw Sp. z o.o..........................................       Poland                    80.4
Deutsche Sphinx Beteiligungen GmbH............................................       Germany                  100.0
Sphinx International B.V......................................................       The Netherlands          100.0
Baduscho Dusch- und Badeeinrichtungen Produktions- und Vertriebsgesellschaft m.b.H.  Austria                  100.0
Bekon Koralle AG..............................................................       Switzerland              100.0
Koralle Sp. z o.o.............................................................       Poland                   100.0
Sphinx Bathrooms Belgium N.V..................................................       Belgium                  100.0
Koralle International GmbH....................................................       Germany                   94.8
Deutsche Sphinx Sanitar GmbH..................................................       Germany                  100.0
Koralle Sanitarprodukte GmbH..................................................       Germany                  100.0
Servico Gesellschaft fur Sanitartechnik GmbH..................................       Germany                  100.0
Ceravid GmbH.................................................................        Germany                  100.0
Keramag Keramische Werke AG...................................................       Germany                   95.0
Keramag Keramische Werke Haldensleben GmbH....................................       Germany                   95.0
Varicor S.A...................................................................       France                    95.0
Keramag Vertriebs Holding GmbH................................................       Germany                   95.0

                SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY

21. SHARES AND SECURITIES IN SUBSIDIARIES, ASSOCIATED COMPANIES AND OTHER SHAREHOLDINGS (CONTINUED)

SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY DECEMBER 31, 2003 (CONTINUED)

                                                                                         COUNTRY OF        OWNERSHIP
SUBSIDIARIES(1)                                                                         INCORPORATION      INTEREST
---------------                                                                         -------------      --------
Eurocer Industria de Sanitarios S.A...........................................          Portugal              100.0
Kerallia Productos Sanitarios Lda.............................................          Portugal              100.0
Laminex Sp. z o.o.............................................................          Poland                 99.5
Evac International Ltd........................................................          Finland               100.0
Evac AB.......................................................................          Sweden                100.0
Evac Vacuum Systems (Shanghai) Co Ltd.........................................          China                 100.0
Evac GmbH.....................................................................          Germany               100.0
AquaMar GmbH..................................................................          Germany               100.0
Evac Oy.......................................................................          Finland               100.0
Evac S.A.R.L..................................................................          France                100.0
Evac S.r.l....................................................................          Italy                 100.0
Evac (U.K.) Ltd...............................................................          Great Britain         100.0
Envirovac Inc.................................................................          USA                   100.0
Evac Ltda.....................................................................          Brazil                100.0
Sanitec Kolo Sp. z o.o. ......................................................          Poland                 99.5
Scan Aqua Sp. z o.o. .........................................................          Poland                 99.8
Sugarlop B.V..................................................................          The Netherlands       100.0
Sanitec Leasing AB............................................................          Sweden                100.0
Domino Italia S.p.A...........................................................          Italy                 100.0
Sanitec Italia S.p.A. ........................................................          Italy                 100.0
Pozzi Ginori S.p.A............................................................          Italy                 100.0
Sanitec Servizi Logistici S.r.L...............................................          Italy                 100.0
Domino S.p.A..................................................................          Italy                 100.0
Royal Sanitec AB..............................................................          Sweden                100.0
Sanitec UK....................................................................          Great Britain         100.0
Twyford Bathrooms.............................................................          Great Britain         100.0
Twyfords Ltd..................................................................          Great Britain         100.0
Twyford Holdings Ltd..........................................................          Great Britain         100.0
Twyford Ltd...................................................................          Great Britain         100.0
Twyford Plumbing Solutions Ltd................................................          Great Britain         100.0
Sanitec Service GmbH..........................................................          Germany               100.0

ASSOCIATED COMPANIES
Hutschenreuther-Keramag GmbH..................................................          Germany                47.5
Ceramics Holdings Middle East B.V.............................................          The Netherlands        50.0
Ceramic Holdings Middle East C.V..............................................          The Netherlands        50.0
AWEK Industrial Patents Ltd. Oy...............................................          Finland                25.0

OTHER SHAREHOLDINGS
Sanitec Holding AG............................................................          Switzerland            19.9
Sanitec Holdings Pte Ltd......................................................          Singapore              19.9

----------
(1) Includes its major subsidiaries.

                SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY

22.      SUBSEQUENT EVENTS

         In March 2004, Sanitec concluded a contract with Zodiac S.A., the publicly listed parent company of a French industrial group, for a sale of 100% of the shares in the Finnish subsidiary Evac International Ltd., the holding company of our vacuum sewage systems segment operations. After receiving the approval of the anti-trust authority in Finland and the consent of the financial institutions under Senior Credit Facility to release pledges and guarantees issued by Evac International Ltd, the sale was closed in April 2004. Through this transaction, the operations of the entire vacuum sewage systems segment were sold to Zodiac. The agreed total cash consideration, including repayment of all debt Evac International and its subsidiaries owe to Sanitec, was EUR60.0 million. Sanitec intends to use the net proceeds received from the transaction for early repayment of loans to financial institutions under Senior Credit Facility.

         In March 2004, Sanitec announced to close a bathroom ceramics production plant in Nitra, the Slovak Republic. The plant employs currently 174 employees, who will be affected by the closure.

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

         The Group's consolidated financial statements have been prepared in conformity with Finnish GAAP, which differs in certain significant respects from US GAAP. The effects of the application of US GAAP to the net income and shareholders' equity are set out in the tables below:

                                                         PREDECESSOR                          SUCCESSOR
                                                         -----------                          ---------
                                                         SANITEC OYJ      SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY
                                                         -----------      -------------------------------------------------
                                                         PERIOD FROM      PERIOD FROM
                                                         JANUARY 1 -        JUNE 8 -                            YEAR ENDED
                                                           JUNE 7,        DECEMBER 31,       YEAR ENDED        DECEMBER 31,
                                                NOTES        2001             2001        DECEMBER 31, 2002        2003
                                                -----        ----             ----        -----------------        ----
                                                            (AMOUNTS IN MILLIONS OF EURO EXCEPT PER SHARE AND SHARE DATA)
Net income (loss) in accordance with Finnish
GAAP......................................                    13.3           (17.2)            (74.7)              (85.4)

US GAAP adjustments:
    Business combinations, net of tax.....       (a)          (1.0)          (24.1)             21.1                25.2
    Derivatives and hedging activities....       (b)          (0.8)            8.6             (16.5)                1.3
    Pensions..............................       (d)           0.8             1.3               1.0                (2.1)
    Intangible assets.....................       (e)          --              --                 0.1                --
    Software development costs............       (f)          (0.1)            0.4               0.3                (0.3)
    Capitalization of interest............       (g)          (0.1)           --                (0.2)               (0.2)
    Debt issuance costs...................       (h)          --              (1.3)              0.2                 0.2
    Associated companies..................       (i)           0.1            (0.2)              3.6                 2.7
    Investments in securities.............       (j)          --              --                (1.8)               --
    Acquired operations held for sale.....       (k)          (0.4)           --                --                  --
    Stock based compensation..............       (l)          --              --                --                  (3.6)
    Deferred taxes........................       (m)          --              (1.2)              0.6                --
    Tax effect of US GAAP adjustments                         --              (3.0)              2.8                 0.9
                                                              ----           -----             -----               -----
Total US GAAP adjustments.................                    (1.5)          (19.5)             11.2                24.1
Net income (loss) in accordance with US GAAP                  11.8           (36.7)            (63.5)              (61.3)
                                                              ====           =====             =====               =====
    Continuing operations ................                    10.3           (33.8)            (60.9)              (43.6)
    Discontinued operations ..............       (n)           1.5            (2.9)             (2.7)              (17.7)
Earnings (loss) per share in accordance with
US GAAP...................................
    Basic and diluted earnings (loss)
    per share ............................                     0.2           n/a               n/a                 n/a
    Weighted basic and diluted average
    number of shares (1,000)..............                  62,209           n/a               n/a                 n/a

                SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY

                                                        PREDECESSOR                          SUCCESSOR
                                                        -----------                          ---------
                                                        SANITEC OYJ      SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY
                                                        -----------      -------------------------------------------------
                                                        AT JUNE 7,     AT DECEMBER 31,    AT DECEMBER 31,     AT DECEMBER 31,
                                              NOTES        2001             2001                2002               2003
                                              -----        ----             ----                ----               ----
                                                                            (AMOUNTS IN MILLIONS OF EURO)
Shareholders'  equity  in  accordance  with
Finnish GAAP..............................                 375.4          131.9                 40.8               (65.6)
US GAAP adjustments:
    Business combinations, net of tax.....   (a)            (7.2)         (24.1)                (3.0)               22.2
    Derivatives and hedging activities....   (b)             0.2            8.6                 (7.9)               (6.8)
    Revaluation of property...............   (c)            (1.4)          --                   --                  --
    Pensions..............................   (d)             0.8            1.3                  2.3                 0.2
    Intangible assets.....................   (e)             0.1           --                    0.1                 0.1
    Software development costs............   (f)             0.1            0.4                  0.7                 0.4
    Capitalization of interest............   (g)             0.9           --                   (0.2)               (0.4)
    Debt issuance costs...................   (h)            --             (1.3)                (1.1)               (0.9)
    Associated companies..................   (i)            (0.9)          (0.2)                 3.4                 5.1
    Investments in securities.............   (j)             1.8           (0.5)                (1.8)               (1.8)
    Acquired operations held for sale.....   (k)            (0.4)          --                   --                  --
    Deferred taxes........................   (m)             0.7           (1.2)                (0.6)               (0.6)
    Tax effect of US GAAP adjustments                       (0.9)          (2.9)                (0.3)                0.6
                                                           -----          -----                 ----               -----
Shareholders' equity in accordance with
US GAAP ..................................                 369.2          112.0                 32.4               (47.5)
                                                           =====          =====                 ====               =====

A) BUSINESS COMBINATIONS AND IMPAIRMENT TESTING IN ACCORDANCE WITH SFAS NO. 142 AND 144

BUSINESS COMBINATIONS UNDER APB NO. 16

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

                SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY

IMPLEMENTATION OF SFAS NO. 141 AND 142

         In June 2001, the Financial Accounting Standards Board (FASB) issued the Statement of Financial Accounting Standard (SFAS) No. 141, "BUSINESS COMBINATION", and SFAS No. 142, "GOODWILL AND OTHER INTANGIBLE ASSETS".

         SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, thereby eliminating use of the pooling-of-interests method. SFAS No. 141 also specifies the types of acquired intangible assets that are required to be recognized and reported separately from goodwill.

         SFAS No. 142 requires that goodwill no longer be amortized, but instead tested for impairment at least annually. SFAS No. 142 also requires recognized intangible assets with a finite useful life to be amortized over their respective estimated useful lives and reviewed for impairment in accordance with SFAS No. 144, "ACCOUNTING FOR THE IMPAIRMENT OF DISPOSAL OF LONG-LIVED ASSETS". Any recognized intangible asset determined to have an indefinite useful life will not be amortized, but instead tested for impairment in accordance with SFAS No. 142 until its life is determined no longer be indefinite. SFAS No. 142 is to be applied starting with fiscal years beginning after December 15, 2001. Goodwill and intangible assets acquired prior to July 1, 2001 continue to be amortized and tested for impairment in accordance with pre-SFAS No. 142 requirements until the adoption of the provisions of SFAS No.142.

         The Group adopted the provisions of SFAS No. 141 and SFAS No. 142 as of July 1, 2001 and January 1, 2002 respectively. Goodwill acquired in business combinations completed before July 1, 2001 was amortized until December 31, 2001.

TRANSITIONAL IMPAIRMENT TESTING UNDER SFAS NO. 142

         As of January 1, 2002, the Group re-evaluated the useful lives for intangible assets, as required by SFAS 142. As a result of the re-evaluation, trademarks were determined to have indefinite useful lives, while the other intangible assets were determined to continue with previously determined useful lives, which are the average of 27 years for customer relationships and 12 years for patents and unpatented technology for the vacuum sewage systems. Intangible assets determined to have finite lives continued to be amortized over their useful lives from January 1, 2002 onwards.

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

                SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY

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

SUBSEQUENT ANNUAL IMPAIRMENT TESTING OF INDEFINITE LIVED ASSETS UNDER SFAS NO.
142

         As of December 31, 2002 and December 31, 2003 the Group performed an annual impairment test for recognized intangible assets determined to have indefinite useful lives as required by SFAS 142. Such intangible assets consist of trademarks, with a carrying value of EUR350.6 million and EUR340.9 million prior to the annual impairment test as of December 31, 2002 and December 31, 2003, respectively. In the test, the fair value of the intangible asset was compared with its carrying value. The impairment testing was carried out separately for each trademark using the relief from royalty method. During 2002 the Group has reorganized the trademark portfolio structure and management, resulting in changes in the valuation of individual trademarks. During 2003 further reorganization has been made for certain trademarks, resulting in further changes in the valuation of the respective trademarks. Therefore, in the impairment test, the carrying values of certain trademarks in the bathroom ceramics and bath and shower products segments exceeded the respective fair values, although the fair value of the total trademark portfolio exceeded the respective carrying value; accordingly, certain trademarks were considered impaired.

         As the operations of the vacuum sewage systems segment continued to be affected by the events on September 11, 2001, heightened terrorism alerts, the conflict in Iraq and the outbreak of SARS, the carrying value of the trademark in the vacuum sewage systems segment also exceeded the fair value as of December 31, 2002. As of December 31, 2003, the fair value of the trademark in the vacuum sewage systems segment exceeded the respective carrying value and no impairment was recorded.

         As a result of the impairment testing, a total impairment charge for trademarks of EUR(9.7) million and EUR(9.7) million was recognized for US GAAP purposes as of December 31, 2002 and December 31, 2003, respectively. After the recorded impairment, the trademarks were continued to be recognized in the carrying value of EUR340.9 million and EUR331.2 million as of December 31, 2002 and December 31, 2003, respectively, with no subsequent amortizations from January 1, 2004 onwards. Of the total carrying values, the share of discontinued operations is EUR18.4 million and EUR18.4 million as of December 31, 2002 and December 31, 2003, respectively. See note 23 (n) for vacuum sewage systems recorded as Discontinued operations in accordance with SFAS No. 144 "ACCOUNTING FOR THE IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS".

SUBSEQUENT ANNUAL IMPAIRMENT TESTING OF GOODWILL UNDER SFAS NO. 142

         As of December 31, 2002 and December 31, 2003 the Group also performed an annual impairment test for goodwill at a reporting unit level, consisting of the operating segments bathroom

                SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY ceramics, bath and shower products and vacuum sewage systems. In the first step of the goodwill impairment test, the carrying value of each of the reporting units was compared with its fair value. As a result of the first step of the goodwill impairment test, no indication of goodwill impairment was recognized to exist for bathroom ceramics and bath and shower products segments as of December 31, 2002 and December 31, 2003, and for vacuum sewage systems segment as of December 31, 2002. The second step of the goodwill impairment test was not required to be performed.

         As of December 31, 2003, the vacuum sewage systems segment was recorded as Discontinued operations in accordance with SFAS No. 144 "ACCOUNTING FOR THE IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS". In the first step of the goodwill impairment test the carrying value of the reporting unit was compared with its fair value, determined on the basis of the assumed sale consideration, and an indication of goodwill impairment was recognized to exist. An impairment of EUR20.7 million was recognized, to record the net assets of the vacuum sewage segment at the fair value. See note 23 (n) Discontinued operations.

         After the impairment recorded, the goodwill continued to be recognized at its carrying value of EUR417.7 million and EUR394.3 million as of December 31, 2002 and December 31, 2003, respectively, with no subsequent amortization from January 1, 2004 onwards. In the carrying values, an amount of EUR28.5 million and EUR7.8 million relates to discontinued operations as of December 31, 2002 and December 31, 2003, respectively.

IMPAIRMENT TESTING UNDER SFAS NO. 144

         In August 2001, FASB issued SFAS No. 144, "ACCOUNTING FOR THE IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS". SFAS No. 144 provides a single accounting model for long lived assets to be disposed of. SFAS No. 144 also changes the criteria for classifying an asset as held for sale; and broadens the scope of businesses to be disposed of that qualify for reporting as discontinued operations and changes the timing of recognizing losses on such operations. The Group adopted SFAS No. 144 on January 1, 2002.

         In accordance with SFAS No. 144, long lived assets, such as property, plant, and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

         As of December 31, 2002 and December 31, 2003 the long-lived assets of the Group were reviewed for impairment as required by SFAS No. 144. For the bathroom ceramics and bath and shower products segments as of December 31, 2002 and for the bath and shower products segments as of December 31, 2003 no events or changes in circumstances were recognized that would indicate that the carrying amount of an asset may not be recoverable. As a result of the assumed closure of operations in

                SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY the bathroom ceramics segment, an impairment in long-lived assets of EUR5.6 million was recorded as of December 31, 2003.

         As the operations of the vacuum sewage systems segment were severely affected by the events on September 11, 2001, an undiscounted cash flow test for impairment was performed for the intangible assets recognized in vacuum sewage systems segment, consisting of customer relations and patents and unpatented technology as of December 31, 2002. Due to the heightened terrorist alerts and the conflict in Iraq, an undiscounted cash flow test for impairment was performed for the intangible assets in vacuum sewage systems segment also as of December 31, 2003. As a result of the tests performed as of December 31, 2002 and December 31, 2003, the estimated undiscounted cash flows expected to be generated by the intangible assets were recognized to exceed the carrying values of the respective assets, and no indication of impairment was recognized to exist. See note 23 (n) Discontinued operations.

         Prior to the adoption of SFAS No. 144, the Group accounted for long lived assets in accordance with SFAS No. 121, "ACCOUNTING FOR IMPAIRMENT OF LONG LIVED ASSETS AND FOR LONG LIVED ASSETS TO BE DISPOSED OF".

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

         The purchase price was allocated at acquisition date on a preliminary basis. In 2002, the Group reviewed and finalized the fair values associated with the acquisition of Sanitec Oyj on June 7, 2001. The results of this review, and its treatment under Finnish GAAP in the consolidated financial statements, are set out in Note 3. Finnish GAAP permits information arising in the post-acquisition allocation period, considered to be the calendar year following the acquisition, which gives additional evidence as to the fair value of assets and liabilities at the acquisition date, to be used for the purposes of adjusting fair values at the acquisition date.

         Under US GAAP, purchase price allocation adjustments are permitted during the allocation period, which is defined as one year from the date of acquisition, to the extent pre-acquisition contingencies were identified at the acquisition date and formal arrangements were in place at the acquisition date to obtain the necessary additional information to finalize the fair values of assets acquired

                SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY and liabilities assumed at that time. Therefore, under US GAAP, the final purchase price allocation has been made on June 7, 2002.

         The following table reflects the reconciliation of the purchase accounting adjustments from Finnish GAAP to US GAAP:

                                                                                US GAAP
                                              FINNISH GAAP                PURCHASE ACCOUNTING                    US GAAP
                                         PURCHASE BALANCE SHEET               ADJUSTMENTS                PURCHASE BALANCE SHEET
                                         ----------------------               -----------                ----------------------
                                      DECEMBER   ADJUST   DECEMBER   DECEMBER    ADJUST-  DECEMBER   DECEMBER   ADJUST-    DECEMBER
                             NOTES      2001      MENTS     2002       2001       MENTS     2002       2001      MENTS       2002
                             -----      ----      -----     ----       ----       -----     ----       ----      -----       ----
                                                                 (AMOUNTS IN MILLIONS OF EURO)
PURCHASE CONSIDERATION......            930.0       2.5     932.5       --          --      --          930.0      2.5       932.5
                                        -----      ----     -----      ------       ---   ------        -----      ---       -----

NET ASSETS ACQUIRED
   Intangible assets........  (i)       196.0      --       196.0       220.0       --     220.0        416.0     --         416.0
   Tangible assets..........  (ii)      337.9      38.6     376.5        50.9     (37.6)    13.3        388.8      1.0       389.8
   Inventories.............. (iii)      172.6      (0.2)    172.4        45.2      (0.2)    45.0        217.8     (0.4)      217.4
   Other current assets.....  (iv)      273.4      (0.4)    273.0        42.2       0.3     42.5        315.6     (0.1)      315.5
   Restructuring              (v)       (60.0)
   provisions...............                      (24.5)    (84.5)       29.2      20.2     49.4        (30.8)    (4.3)      (35.1)
   Other provisions.........  (v)       (50.4)     --       (50.4)       --         --      --          (50.4)    --         (50.4)
   Deferred tax
   assets/(liabilities).....  (vi)       14.5     (10.6)      3.9      (204.8)     10.7   (194.1)      (190.3)     0.1      (190.2)
   Liabilities.............. (vii)     (557.9)     --      (557.9)       (1.1)      --      (1.1)      (559.0)     --       (559.0)
                                        -----      ----     -----      ------       ---   ------        -----      ---       -----
TOTAL NET ASSETS............            326.1       2.9     329.0       181.6      (6.6)   175.0        507.7     (3.7)      504.0
                                        -----      ----     -----      ------       ---   ------        -----      ---       -----
EXCESS OF PURCHASE
CONSIDERATION OVER
NET ASSETS ACQUIRED......... (viii)     603.9      (0.4)    603.5      (181.6)      6.6   (175.0)       422.3      6.2       428.5
                                        =====      ====     =====      ======       ===   ======        =====      ===       =====

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

                SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY

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

       In December 2001, the EUR29.2 million reversal of the provision relates primarily to restructuring costs recognized under Finnish GAAP, which are not in accordance with the criteria specified by EITF issue No. 95-3. In 2002, a further adjustment of EUR20.2 million was recorded for restructuring costs recognized under Finnish GAAP, which were not in accordance with the criteria specified by EITF issue No. 95-3. See note 24(b) for further disclosures and changes in restructuring provisions.

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

(viii) The excess of purchase consideration over the assets acquired and liabilities assumed is regarded as goodwill and amortized over the estimated economic life of 20 years under both Finnish GAAP and US GAAP during the period from June 8, 2001 to December 31, 2001. Subject to implementation of SFAS No. 142, effective January 1, 2002, goodwill will no longer be amortized for US GAAP purposes, but instead be subject to impairment testing at least annually.

                SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY

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

         The following table reflects the reconciliation of the purchase accounting adjustments from Finnish GAAP to US GAAP:

                                                             FINNISH GAAP
                                                           PURCHASE BALANCE     US GAAP PURCHASE    US GAAP PURCHASE
                                                                 SHEET             ACCOUNTING         BALANCE SHEET
                                                 NOTES       JANUARY 2001          ADJUSTMENTS        JANUARY 2001
                                                 -----       ------------          -----------        ------------
                                                                         (AMOUNTS IN MILLIONS OF EURO)
PURCHASE CONSIDERATION....................                        133.9                   --                133.9
                                                                  -----                   ----              -----

NET ASSETS ACQUIRED
    Tangible and intangible assets........        (i)              57.0                   46.6              103.6
    Inventories...........................       (ii)              16.6                    3.3               19.9
    Other current assets..................                         66.6                   --                 66.6
    Restructuring provisions..............       (iii)             (2.1)                   1.7               (0.4)
    Deferred tax assets / (liabilities)...       (iv)              (4.6)                 (15.8)             (20.4)
    Liabilities...........................                        (64.2)                  --                (64.2)
                                                                  -----                   ----              -----
TOTAL NET ASSETS..........................                         69.3                   35.8              105.1
                                                                  -----                   ----              -----

EXCESS OF PURCHASE CONSIDERATION OVER NET
ASSETS ACQUIRED...........................        (v)              64.6                  (35.8)              28.8
                                                                  =====                   ====              =====

----------
(i) Estimated fair values are allocated to the identifiable intangible assets arising on acquisition for trademarks of EUR39.8 million and customer relationships of EUR 3.9 million, and to tangible assets consisting of buildings of EUR2.9 million. Intangible assets are amortized over their estimated useful lives, which are 40 years for trademarks and 30 years for customer relationships.

(ii) Inventories are adjusted to their estimated fair value at the date of acquisition including consideration of manufacturing profit.

                SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY

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

       See Note 24(b) for further disclosures and changes in restructuring provisions.

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

         The following table reflects the reconciliation of the purchase accounting adjustments from Finnish GAAP to US GAAP:

                SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY

                                                             FINNISH GAAP                                US GAAP
                                                               PURCHASE         US GAAP PURCHASE        PURCHASE
                                                             BALANCE SHEET         ACCOUNTING         BALANCE SHEET
                                                 NOTES       DECEMBER 1999         ADJUSTMENTS        DECEMBER 1999
                                                 -----       -------------         -----------        -------------
                                                                         (AMOUNTS IN MILLIONS OF EURO)
PURCHASE CONSIDERATION                                           127.6                 --                 127.6
                                                                 -----                 ----               -----

NET ASSETS ACQUIRED
    Intangible assets.....................      (i)                0.9                 65.3                66.2
    Tangible assets.......................      (ii)             105.2                (12.7)               92.5
    Long term loan receivable.............                         1.4                 --                   1.4
    Inventories...........................      (iii)             36.6                 10.6                47.2
    Other current assets..................      (iv)              40.0                 51.3                91.3
    Restructuring provisions..............      (v)              (20.4)                 7.8               (12.6)
    Other provisions......................      (v)              (15.2)                --                 (15.2)
    Deferred tax assets / (liabilities)...      (vi)              15.6                (49.1)              (33.5)
    Long-term liabilities.................      (vii)            (60.3)                (1.3)              (61.6)
    Current liabilities...................      (iv)             (54.2)                 6.1               (48.1)
                                                                 -----                 ----               -----
TOTAL NET ASSETS..........................                        49.6                 78.0               127.6
                                                                 -----                 ----               -----

EXCESS  OF  PURCHASE  CONSIDERATION  OVER
NET ASSETS ACQUIRED.......................      (viii)            78.0                (78.0)                0.0
                                                                 =====                 ====               =====

----------
(i) The estimated fair values are allocated to the identifiable intangible assets arising on acquisition for trademarks of EUR75.7 million and customer relationships of EUR7.3 million, net of EUR0.2 million for capitalized development costs recorded under Finnish GAAP. Intangible assets are adjusted for the allocation of negative goodwill to reduce non-current assets by EUR17.5 million under US GAAP. Intangible assets are amortized over their estimated useful lives, which are 40 years for trademarks and 30 years for customer relationships.

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

                SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY

       In December 1999, management of Sanitec initiated a number of restructuring measures in Sphinx. Until the end of 2000, management had identified the scope and finalized the plan of the measures to be carried out. See note 24(b) for further disclosures and changes in restructuring provisions.

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

         Material acquisitions have been evaluated and the impact of these to the reconciliation of the purchase accounting from Finnish GAAP into US GAAP has been determined. Had US GAAP been applied prior to December 1999, the impact of acquisitions prior to December 1999 on the net assets of the Predecessor would have been EUR 2.8 million less as of December 31, 1999.

RECONCILIATION OF BUSINESS COMBINATIONS

         The reconciliation of net income and shareholders' equity from Finnish GAAP to US GAAP includes the adjustments to the purchase accounting of Sanitec, Twyford and Sphinx acquisitions as well as the acquisitions prior to December 31, 1999. The summarized adjustments are presented in the table below:

                SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY

                                                         PREDECESSOR                        SUCCESSOR
                                                         -----------                        ---------
                                                         SANITEC OYJ    SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY
                                                         -----------    -------------------------------------------------
                                                         PERIOD FROM     PERIOD FROM
                                                         JANUARY 1 -       JUNE 8 -         YEAR ENDED        YEAR ENDED
                                                           JUNE 7,       DECEMBER 31,      DECEMBER 31,      DECEMBER 31,
                                                NOTES        2001            2001              2002              2003
                                                -----        ----            ----              ----              ----
                                                                           (AMOUNTS IN MILLIONS OF EURO)
NET INCOME
    Amortization of goodwill...............      (i)         4.1             12.7              44.1              41.3
    Amortization of intangible assets......     (ii)        (2.7)            (6.3)             (2.3)             (2.5)
    Impairment of intangible assets........     (ii)        --               --                (9.7)             (9.7)
    Depreciation of tangible assets........     (iii)       (0.3)            (1.5)             (2.9)             (4.4)
    Operating expenses.....................     (iv)        (3.4)           (45.2)             (0.4)             --
    Restructuring provisions...............     (iv)        (1.1)            (4.4)            (13.1)             (5.7)
    Other income and expenses, net.........      (v)         0.2              1.1              --                --
    Deferred taxes.........................     (vi)         2.2             19.5               5.4               6.2
                                                            ----             ----              ----              ----
TOTAL......................................                 (1.0)           (24.1)             21.1              25.2
                                                            ====             ====              ====              ====

SHAREHOLDERS' EQUITY
    Goodwill...............................      (i)        33.8             12.7              56.8              98.1
    Intangible assets......................     (ii)       (46.0)            (6.3)            (18.3)            (30.5)
    Tangible assets........................     (iii)        0.3             (1.5)             (4.4)             (8.8)
    Inventory..............................     (iv)       (19.0)           (45.2)            (45.4)            (45.4)
    Current Assets.........................     (iv)        --               --                (0.2)             (0.2)
    Restructuring provisions...............     (iv)        (1.7)            (4.4)            (17.5)            (23.2)
    Non-current liabilities................      (v)         0.6              1.1               1.1               1.1
    Deferred taxes.........................     (vi)        24.8             19.5              24.9              31.1
                                                            ----             ----              ----              ----
TOTAL......................................                 (7.2)           (24.1)             (3.0)             22.2
                                                            ====             ====              ====              ====

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

(ii) Estimated fair values are allocated to identifiable intangible assets, primarily trademarks, customer relationships as well as patents and unpatented technology under US GAAP, including the proportionate allocation to non-current assets of the negative goodwill. Subject to implementation of SFAS No. 142, "GOODWILL AND OTHER INTANGIBLE ASSETS", effective January 1, 2002, trademarks were determined indefinite lived intangible assets, which are no longer amortized, but instead be subject to impairment testing at least annually. The adjustment to net income reflects the amortization of identifiable intangible assets, which are not indefinite lived, recognized under US GAAP. The adjustment to shareholders' equity reflects the accumulated amortization of identifiable intangible assets recognized under US GAAP.

                SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY

       As of December 31, 2002 and December 31, 2003, the intangible assets of the Group were subject to impairment testing in accordance with SFAS No. 142, "GOODWILL AND OTHER INTANGIBLE ASSETS", and SFAS No. 144, "ACCOUNTING FOR THE IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS". As a result of the impairment testing the carrying value of certain trademarks were recognized to exceed the respective fair value, and an impairment of EUR(9.7) million and EUR(9.7) million was recognized as of December 31, 2002 and December 31, 2003, respectively. The adjustment to net income and shareholders equity during the periods ended December 31, 2002 and December 31, 2003 includes the impairment recognized.

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

                SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY

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

         On January 1, 2001, in preparing their financial statements as reconciled to US GAAP, the Group adopted the principles of SFAS No. 133, "ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES", as amended by SFAS No. 138, "ACCOUNTING FOR CERTAIN DERIVATIVE INSTRUMENTS AND CERTAIN HEDGING ACTIVITIES", which requires that an entity recognize all derivatives as either assets or liabilities on the balance sheet measured at fair value. The accounting for changes in the fair value of a derivative depends on the use of the derivative. Derivatives that are not designated as part of a hedging relationship must be adjusted to fair value through income. Certain robust conditions must be met in order to designate a derivative as a hedge including assessment and documentation of the following:

o        objective of the derivative;

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

                SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY

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

         As of January 1, 2003, the Group adopted principles in accordance with SFAS No. 133 to qualify certain of our derivatives for hedge accounting. The Group assesses interest rate cash flow risk by continually identifying and monitoring changes in interest rate exposures that may adversely impact expected future cash flows and by evaluating hedging opportunities. The Group maintains risk management control systems to monitor interest rate cash flow risk attributable to both the Group's outstanding or forecasted debt obligations as well as the Group's offsetting hedge positions. The risk management control systems involve the use of analytical techniques, including cash flow sensitivity analysis, to estimate the expected impact of changes in interest rates on the Group's future cash flows.

         The Group uses variable rate debt to finance its operations. The debt obligations expose the Group to variability in interest payments due to changes in interest rates. Management believes that it is prudent to limit the variability of a portion of its interest payments. To meet this objective, management enters into interest rate swap agreements to manage fluctuations in cash flows resulting from interest rate risk. These swaps change the variable rate cash flow exposure on the debt obligations to fixed cash flows. Under the terms of the interest rate swaps, the Group receives variable interest rate payments and makes fixed interest rate payments, thereby creating the equivalent of fixed rate debt.

         Changes in the fair value of interest rate swaps designated as hedging instruments that effectively offset the variability of cash flows associated with variable rate, long term debt obligations are reported in other accumulated comprehensive income in shareholder's equity. These amounts subsequently are reclassified into interest expense as a yield adjustment of the hedged interest payments in the same period in which the related interest affects earnings.

         Interest expense for the year ended December 31, 2003 include EUR1.3 million of net gains from instruments which are not included in hedge accounting.

         As of December 31, 2003, EUR(0.2) million of deferred losses on derivative instruments accumulated in other comprehensive income are expected to be reclassified to earnings during the next 36 months. There were no cash flow hedges discontinued during 2003.

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

                SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY

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

         The Group operates defined-benefit schemes in the Netherlands, Belgium, Finland, France, Germany, Portugal, Sweden and the United Kingdom (from September 1, 2001). The total active membership of these defined benefit schemes was 6,039, 5,513 and 4,977 as at December 31, 2001, December 31, 2002 and
December 31, 2003, respectively. The Group also operates defined-contribution schemes in Belgium, Finland, France, Germany, the Netherlands, Norway, Sweden, the United Kingdom and the United States. The total employer expense recognized for the defined-contribution schemes was EUR2.4 million, EUR2.4 million, EUR4.8 million and EUR4.1 million for the periods from January 1, 2001 to June 7, 2001 and from June 8, 2001 to December 31, 2001, and for the financial years ended December 31, 2002 and December 31, 2003 respectively.

         For purposes of disclosure in accordance with US GAAP, the pension cost of the Group's retirement schemes have been restated in the following tables in accordance with the requirements of SFAS No. 87, "EMPLOYERS' ACCOUNTING FOR PENSIONS". The disclosures below are in accordance with SFAS No. 132, "EMPLOYERS' DISCLOSURES ABOUT PENSIONS AND OTHER POST RETIREMENT BENEFITS".

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

                                                          PREDECESSOR                         SUCCESSOR
                                                          -----------                         ---------
                                                          PERIOD ENDED                        YEAR ENDED        YEAR ENDED
                                                            JUNE 7,        PERIOD ENDED      DECEMBER 31,      DECEMBER 31,
                                                              2001       DECEMBER 31, 2001       2002              2003
                                                              ----       -----------------       ----              ----
                                                                            (AMOUNTS IN MILLIONS OF EURO)
CHANGE IN BENEFIT OBLIGATION
PROJECTED BENEFIT OBLIGATION AT BEGINNING OF PERIOD..         154.7           156.6              161.3            180.4
Service cost.........................................           1.7             3.2                6.7              7.5
Interest cost........................................           3.9             5.5                9.7              9.9
Plan participants' contributions.....................           0.2             0.8                1.7              1.5
Amendments...........................................          --              --                 --               (1.7)
Curtailments/Settlements/Special termination benefits          --              --                 --               (2.6)
Actuarial loss (gain)................................           0.6             0.5               11.7              7.0
Benefits paid........................................          (3.9)           (5.4)             (10.6)           (10.3)
Foreign currency exchange rate changes...............          (0.6)            0.1               (0.1)            (0.3)
                                                              -----           -----              -----            -----


                SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

PROJECTED BENEFIT OBLIGATION AT END OF PERIOD........         156.6           161.3              180.4            191.4
                                                              =====           =====              =====            =====

CHANGE IN PLAN ASSETS
FAIR VALUE OF PLAN ASSETS AT BEGINNING OF PERIOD.....         172.2           166.3              162.2            141.2
Actual return on plan assets.........................          (4.2)           (3.2)             (18.9)            12.8
Employer contributions...............................           2.0             3.7                7.0              7.4
Plan participants' contributions.....................           0.2             0.8                1.6              1.5
Curtailments/Settlements/Special termination benefits          --              --                 --               (1.3)
Benefits paid........................................          (3.9)           (5.4)             (10.5)           (10.3)
Foreign currency exchange rate changes...............          --              --                 (0.2)            (0.4)
                                                              -----           -----              -----            -----
FAIR VALUE OF PLAN ASSETS AT END OF PERIOD...........         166.3           162.2              141.2            150.9
                                                              =====           =====              =====            =====

FUNDED STATUS
Funded status of the plan............................           9.7             1.1              (39.2)           (40.4)
Unrecognized actuarial transition obligation (asset).           1.0            --                 --
Unrecognized actuarial (gain) loss...................          17.6            10.3               51.9             50.2
Unrecognized actuarial prior service cost............          --              --                 --               (0.6)
                                                               ----            ----               ----              ---
NET AMOUNT PREPAID...................................          28.3            11.4               12.7              9.2
                                                               ====            ====               ====              ===
Net amount recognized (accrued)......................          --             (40.5)             (41.5)           (41.3)
Net amount recognized prepaid........................          --              51.8               54.2             50.5
                                                               ----            ----               ----              ---

AMOUNTS RECOGNIZED IN THE STATEMENT OF FINANCIAL
POSITION
Prepaid benefit cost................................           --              51.8               54.2             50.5
Accrued benefit liability...........................           --             (40.7)             (42.9)           (42.7)
Intangible asset....................................           --              --                 --               --
Accumulated other comprehensive income..............           --               0.3                1.4              1.4
                                                               ----            ----               ----              ---
NET AMOUNT PREPAID..................................           --              11.4               12.7              9.2
                                                               ====            ====               ====              ===

WEIGHTED-AVERAGE ASSUMPTIONS
Discount rate......................................             6.2%            5.9%               5.5%             5.3%
Rate of compensation increase......................             2.7%            2.5%               2.7%             3.5%
Expected rate of return on plan assets.............             7.1%            6.8%               6.1%             6.3%
                                                               ----            ----               ----              ---

NET PERIODIC BENEFIT COST
Service cost.......................................             1.7             3.2                6.7              7.5
Interest cost......................................             3.9             5.5                9.7              9.9
Expected return on plan assets.....................            (5.0)           (6.6)             (10.9)            (8.5)
Amortization of net transition obligation..........             0.2            --                 --               --
Amortization of actuarial net loss (gain)..........             0.1            --                 --                3.1
Amortization of unrecognized prior service cost....            --              --                 --               (0.1)
Special termination benefits.......................            --              --                 --               (1.0)
Effects of curtailments / settlements..............            --              --                 --               --
                                                               ----            ----               ----              ---
NET PERIODIC BENEFIT COST..........................             0.9             2.1                5.5             10.9
                                                               ====            ====               ====              ===

         The totals of the projected benefit obligations, accumulated benefit obligations and fair values of plan assets for those pension plans which had accumulated benefit obligations in excess of the fair value of their corresponding plan assets were EUR41.4 million, EUR33.5 million and EUR4.0 million respectively as of

                SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY

December 31, 2001, EUR42.6 million, EUR39.3 million and EUR3.3 million respectively as of December 31, 2002 and EUR40.4 million, EUR38.9 million and EUR3.1 million respectively as of December 31, 2003.

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

         The Group generally expenses costs of internally developed non-identifiable intangible assets. However, certain external costs of acquiring intangible assets, mainly patents and trademarks, are also expensed as incurred. In accordance with US GAAP, additional amounts of EUR0.1 million, EUR0.1 million, EUR0.1 million and EUR0.1 million, have been capitalized during the periods from January 1, 2001 to June 7, 2001 and from June 8, 2001 to December 31, 2001 and the years ended December 31, 2002 and December 31, 2003, respectively. Amortization of such capitalized costs was EUR0.1 million, EUR0.1 million, EUR0.0 million and EUR0.1 million for periods ended June 7, 2001 and December 31, 2001 and the years ended December 31, 2002 and December 31, 2003, respectively.

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

         The Group generally follows principles equivalent to those required by US GAAP. However, in certain cases costs related to application development have been expensed as incurred. In accordance with US GAAP, additional costs amounting to EUR0.0 million, EUR0.6 million, EUR0.5 million and EUR0.0 million have been capitalized during the period from January 1, 2001 to June 7, 2001 and from June 8, 2001 to December 31, 2001 and the years ended December 31, 2002 and December 31, 2003, respectively. Amortization of such capitalized costs was EUR0.1 million, EUR0.2 million, EUR0.2 million and EUR0.3 million for the periods from January 1, 2001 to June 7, 2001 and from June 8, 2001 to December 31, 2001 and the years ended December 31, 2002 and December 31, 2003, respectively.

                SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY

G)       CAPITALIZATION OF INTEREST

         Under Finnish GAAP, it is permissible to either capitalize or expense, as incurred, interest or external financing of assets in the course of construction.

         Under US GAAP, interest cost shall be capitalized as part of the historical cost of constructing certain assets. To qualify for interest capitalization, assets must require a period of time to get them ready for their intended use. Examples are assets that an enterprise constructs for its own use (such as facilities) and assets intended for sale or lease that are constructed as discrete projects. Interest capitalization is required for those assets to the extent the effect of capitalizing compared with the effect of expensing the interest is material. If the net effect is not material, interest capitalization is not required.

         Under Finnish GAAP, the Group generally expenses such interest costs; however, interest costs have been capitalized on certain large construction projects. For purposes of US GAAP, additional amounts of interest costs amounting to EUR0.1 million, EUR0.1 million and EUR0.1 million have been capitalized during the period from June 8, 2001 to December 31, 2001 and in the years ended December 31, 2002 and December 31, 2003, respectively. Amortization of capitalized interest was EUR0.1 million, EUR0.1 million, EUR0.3 million and EUR0.3 million for each of the periods from January 1, 2001 to June 7, 2001 and from June 8, 2001 to December 31, 2001 and the years ended December 31, 2002 and December 31, 2003, respectively.

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

                SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY

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

         During the financial year ended December 31, 2002, after no sale had occurred, the management of the Group made a decision to discontinue the operations of STC. The operations of the company were closed in 2003. As of December 31, 2002 a provision of EUR1.1 million was recorded under Finnish GAAP and in accordance with EITF issue No. 94-3, "LIABILITY RECOGNITION FOR CERTAIN EMPLOYEE TERMINATION BENEFITS AND OTHER COSTS TO EXIT AN ACTIVITY (INCLUDING CERTAIN COSTS INCURRED IN A RESTRUCTURING)", to reflect the impact of the expected employee termination benefits. As of December 31, 2003, the provision of EUR1.1 million was reversed as the expected proceeds of the sales of the net assets of the company were assumed sufficient to cover the expected employee termination benefits. A total of 93 employees were made redundant in connection with the closure of STC. In accordance with SFAS No. 144, "ACCOUNTING FOR THE IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS", effective January 1, 2002, net assets of STC ("disposal group") were tested for impairment using the undiscounted cash flow method. As a result of the impairment test, no impairment was recognized.

                SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY

L)       STOCK BASED COMPENSATION

         The stock based compensation program of the Successor was initiated in February 2003. In this program, certain members of the senior management of the Group were given an opportunity to acquire shares of Sanitec International AG, the parent company of Sanitec International S.A. These shares were previously held by the funds advised by BC Partners. By December 31, 2003, a total of 489,998 shares (4.9%) were purchased by the members of the senior management. The purchase price was EUR15 per share plus an interest factor. After completion of the stock based compensation program, Pool Acquisition S.A. continues to hold 9,333,686 shares (93.3%) and the funds advised by BC Partners 176,316 shares (1.8%) in Sanitec International AG, respectively.

         Under Finnish GAAP, the Group has not accounted for the stock-compensation plan.

         Under US GAAP, the Group applies the intrinsic-value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES, and related interpretations including FASB Interpretation No. 44, ACCOUNTING FOR CERTAIN TRANSACTIONS INVOLVING STOCK COMPENSATION, AN INTERPRETATION OF APB OPINION NO. 25, to account for its variable-plan shareholding. The stock based compensation program is classified as a variable-plan, as the final amount the participants will pay for the shares is not known at the grant date. Compensation cost is recognized over the vesting period of the awards. The awards vest over the related executives employment contracts and are subject to accelerated vesting provisions when certain defined conditions are met such as a change in control or an initial public offering. Compensation cost is measured by the fair value of the stock at the measurement date less the amount that management is required to pay. The Group determines the best estimate of the market value of the stock using the discounted cash flow method. As of 31 December 2003, the adjustment from Finnish GAAP to US GAAP reflects the compensation cost in the amount of EUR3.6 million recognized under APB No. 25 related to the Group's stock based compensation program.

         FASB Statement No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION and FASB Statement No. 148, ACCOUNTING FOR STOCK-BASED COMPENSATION - TRANSITION AND DISCLOSURE, AN AMENDMENT OF FASB STATEMENT NO. 123, established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. Had the fair-value-based method in accordance with the FASB Statement No. 123 been applied, the impact to the net income under US GAAP would have been as follows:

                                                                            SUCCESSOR
                                                                            ---------
                                                                      SANITEC OY, FORMERLY
                                                                        POOL ACQUISITION
                                                                           HELSINKI OY
                                                                           -----------
(AMOUNTS IN MILLIONS OF EURO)                                        YEAR ENDED DECEMBER 31,
                                                                              2003
                                                                              ----
Net  income under US GAAP......................................             (61.3)
Add stock-based employee compensation cost included in reported net income.....................................................
                                                                              3.6
Deduct total stock-based compensation cost determined under
fair-value-based method for all awards.........................
                                                                             (3.3)
                                                                            -----
Pro forma net income under US GAAP.............................             (61.0)
                                                                            =====

                SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY

         The preceding pro forma amounts were determined in accordance with the provisions of SFAS No. 123 whereby non-public companies may determine the value of the stock option plan as a minimum value. This calculation was based on the following assumptions:

                                                             SUCCESSOR
                                                             ---------
                                                        SANITEC OY, FORMERLY
                                                          POOL ACQUISITION
                                                            HELSINKI OY
                                                            -----------
                                                      YEAR ENDED DECEMBER 31,
                                                                2003
                                                                ----
Dividend yield..................................                 0.0
Risk-free interest rate.........................                 5.0%
Expected life of option (in years) .............                 4.1
                                                                 ===

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

         The Group's net income and net income per common share would have been reduced to the pro forma amount indicated below, if compensation cost for the Group's stock option plan had been

                SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY determined based on the fair value at the grant date for awards in accordance with the provisions of SFAS No. 123.

                   (IN MILLIONS EXCEPT PER SHARE)           2000
                   ------------------------------           ----
          Net income:
            As reported under US GAAP............           40.3
          Deduct:
            Total stock-based employee
            compensation expense, net of                    (2.7)
            tax effects
            Pro forma............................           37.6
          Basic and diluted earnings per share:
            As reported under US GAAP............            0.6
            Pro forma............................            0.6

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
            Dividend                                       EUR0.21
            Fair value                                     EUR1.6

         Changes in options outstanding were:

                                                                                WEIGHTED-AVERAGE
                                                          SHARES UNDER OPTION    EXERCISE PRICE
                                                          -------------------    --------------
         Outstanding at December 31, 2000                      1,700,000              15.92
         Granted                                                  --                   --
         Exercised                                                --                   --
         Terminated and expired                                   --                   --
                                                              ----------              -----
         Outstanding at June 7, 2001                           1,700,000              15.92
         Granted                                                  --                   --
         Exercised                                                --                   --
         Terminated and Expired                               (1,700,000)             15.92
                                                              ----------              -----
         Outstanding at December 31, 2001                         --                   --
                                                              ==========              =====

M)       DEFERRED TAXES

         Under Finnish GAAP, deferred tax assets are reduced by a valuation allowance to the amount that is probable to be realized. Under US GAAP, deferred tax liabilities are recognized regardless of the likelihood of reversal of such amounts and deferred tax assets are reduced by a valuation allowance to the amount that is "more likely than not" to be realized.

                SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY

         The accounting for deferred taxes by the Group under Finnish GAAP is primarily consistent with US GAAP. In certain cases, however, the principles applied when recognizing the valuation allowance for deferred tax assets under Finnish GAAP are more prudent compared to US GAAP. In such cases, the valuation allowance is adjusted to the amount as defined under US GAAP.

         Under Finnish GAAP, a deferred tax liability related to undistributed earnings is recognized during the period when such earnings are distributed as dividends. Under US GAAP, a deferred tax liability related to undistributed earnings is recognized during the period when earned, with the exception of unremitted earnings of foreign subsidiaries which are permanently reinvested; deferred taxes are recorded for such earnings when it becomes apparent that they are no longer permanently reinvested and that they will reverse in the foreseeable future. The impact of the timing difference is reflected as an adjustment from Finnish GAAP to US GAAP.

         During the year ended December 31, 2003, changes in the Group structure were performed in France, Germany, Finland and Sweden. These transactions were performed by exchanging shares between subsidiaries and by issuing new shares as contribution with no tax effect recorded under Finnish GAAP. During the year ended December 31, 2003, Sanitec Oy, formerly Pool Acquisition Helsinki Oy also recorded a revaluation of EUR300.0 million in the shares held in subsidiaries with no tax recorded under Finnish GAAP. Under US GAAP, a deferred tax liability and deferred tax expense of EUR29.4 million was recorded on the transactions performed in France. Upon consolidation, the deferred tax expense is eliminated and a deferred tax charge of EUR29.4 million is recorded. As such, there is no impact on net income or overall equity.

         In March 2004, Sanitec announced the sale of Evac International Ltd., the Finnish holding company of our vacuum sewage systems segment operations. No deferred tax liability on the assumed sale profit was recorded under Finnish GAAP as of December 31, 2003, as it is assumed that valuation allowance recorded on the tax loss carry forwards in Finland can be released accordingly at the completion of the sale in 2004. Under US GAAP, a deferred tax liability of EUR8.8 million was recorded. An equal and offsetting amount of valuation allowance was released. As such, there is no impact on net income or overall equity.

N)       DISCONTINUED OPERATIONS

         In March 2004, Sanitec concluded a contract with France based Zodiac for a sale of 100% of the shares in the Finnish subsidiary Evac International Ltd., the holding company of our vacuum sewage systems segment operations
(Evac). Through this sale transaction, the operations of the entire vacuum sewage systems segment will be sold to Zodiac.

         As of December 31, 2003, an analysis was performed in accordance with SFAS No. 144, "ACCOUNTING FOR THE IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS", whether Evac met all the criteria specified under paragraph 30 to be classified as held for sale. As a result of the analysis, Evac was determined to meet all the criteria, and it was classified as held for sale under SFAS No 144.

         Under US GAAP the operations of Evac would have been presented as discontinued operations for the following amounts:

                SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY

                                                           PREDECESSOR                        SUCCESSOR
                                                           -----------                        ---------
                                                           SANITEC OYJ    SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY
                                                           -----------    -------------------------------------------------
                                                           PERIOD FROM
                                                           JANUARY 1 -      PERIOD FROM        YEAR ENDED       YEAR ENDED
                                                             JUNE 7,          JUNE 8 -        DECEMBER 31,     DECEMBER 31,
                                                              2001       DECEMBER 31, 2001        2002             2003
                                                              ----       -----------------        ----             ----
                                                                             (AMOUNTS IN MILLIONS OF EURO)
Net income (loss) from discontinued operations
in accordance with Finnish GAAP....................             1.5           (0.7)                (3.8)           (18.0)

US GAAP adjustments:
    Business combinations:
       Amortization of goodwill...................(i)          --              0.9                  3.2              1.2
       Amortization of intangible assets..........(ii)         --             (1.0)                (1.5)            (1.5)
       Impairment of intangible assets............(iii)        --             --                   (1.6)            --
       Operating expenses.........................(iv)         --             (3.4)                --               --
       Restructuring provisions...................(v)          --             (0.3)                (0.1)            --
       Deferred taxes in business                 (vi)
       combinations................................            --              1.6                  1.1              0.5
    Pensions.......................................            --             --                   --                0.1
                                                                ---           ----                 ----            -----
Total US GAAP adjustments..........................            --             (2.2)                 1.1              0.3

Net income from discontinued operations in
accordance with US GAAP............................             1.5           (2.9)                (2.7)           (17.7)
                                                                ===           ====                 ====            =====

(i) Includes the adjustment to goodwill amortization recorded from Finnish GAAP into US GAAP. Under US GAAP goodwill amortizations are recorded until December 31, 2001, after which no amortizations are recorded in accordance with SFAS No. 142 "GOODWILL AND OTHER INTANGIBLE ASSETS".

(ii) Includes the amortization of customer relations and patents and unpatented technology of Evac recorded in the purchase accounting of Sanitec Oyj as of June 7, 2001 and determined as definite lived intangible assets in accordance with SFAS No. 142 "GOODWILL AND OTHER INTANGIBLE ASSETS".

(iii) Includes the impairment recorded for Evac trademark as of December 31, 2002.

(iv) In connection with the purchase accounting of Sanitec Oyj as of June 7, 2001, the inventories of Evac were recorded in their assumed fair value. Subsequent to the acquisition, the fair value adjustment of the inventories is charged to earnings.

(v) Includes an adjustment to restructuring provisions recorded under Finnish GAAP in connection with the purchase accounting of Sanitec Oyj as of June 7, 2001, which were not in accordance with EITF issue No. 95-3, and which were charged to earnings when incurred under US GAAP.

                SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY

(vi) Includes changes to the deferred taxes recognized on the estimated tax basis of acquired assets and liabilities assumed in connection with the purchase accounting of Sanitec Oyj as of June 7, 2001, and subsequently charged to earnings.

O)     EARNINGS PER SHARE

         Earnings per share is calculated by dividing net income by the average number of common shares outstanding during the year. SFAS No. 128, "EARNINGS PER SHARE", establishes standards for computing and presenting earnings per share
(EPS) and applies to entities with publicly held common stock or potential common stock. As the Predecessor was delisted from the Helsinki Stock Exchanges at the end of October 2001, SFAS No. 128 is not required for the Successor as of December 31, 2001, December 31, 2002 or December 31, 2003.

                                                                                 PREDECESSOR
                                                                                 -----------
                                                                                 SANITEC OYJ
                                                                                 PERIOD FROM
                                                                                 JANUARY 1 -
                                                                                 JUNE 7, 2001
                                                                                 ------------
       (AMOUNTS IN MILLIONS OF EURO EXCEPT PER SHARE AND SHARE DATA)
FINNISH GAAP:
Numerator for basic and diluted EPS - net income..........................             13.3
Denominator for basic and diluted EPS - weighted average
Number of shares (1,000)..................................................           62,209
Basic and diluted earnings per share......................................              0.2

US GAAP:
Numerator for basic and diluted EPS - net income..........................             11.8
Denominator for basic and diluted EPS - weighted average
Number of shares (1,000)..................................................           62,209
Basic and diluted earnings per share......................................              0.2

P)       CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

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

         Comprehensive income under Finnish GAAP for the financial periods ended June 7, 2001, and December 31, 2001 and the years ended December 31, 2002 and December 31, 2003 are as follows:

                SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY

                                                       PREDECESSOR                           SUCCESSOR
                                                       -----------                           ---------
                                                       SANITEC OYJ       SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY
                                                       -----------       -------------------------------------------------
                                                       PERIOD FROM
                                                       JANUARY 1 -       PERIOD FROM
                                                         JUNE 7,           JUNE 8 -          YEAR ENDED         YEAR ENDED
                                                           2001       DECEMBER 31, 2001   DECEMBER 31, 2002  DECEMBER 31, 2003
                                                           ----       -----------------   -----------------  -----------------
                                                                           (AMOUNTS IN MILLIONS OF EURO)
Net income under Finnish GAAP......................         13.3           (17.2)               (74.7)            (85.4)
Other comprehensive income:
     Foreign currency translation adjustments......         10.0            (0.9)               (16.4)            (20.9)
     Hedging of net investment denominated in
     foreign currency..............................         (1.7)           --                   --                --
                                                            ----           -----                -----            ------
Comprehensive income...............................         21.6           (18.1)               (91.1)           (106.3)
                                                            ====           =====                =====            ======

Q)       CLASSIFICATION DIFFERENCES

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

    (II) EXTRAORDINARY ITEMS

         Under Finnish GAAP, certain items that are considered to be incurred outside the ordinary course of business are classified as "extraordinary items" and shown in a separate caption below income from operations. Such items are not shown net of tax. Extraordinary expenses in December 31, 2001 include estimated costs for the accidental destruction by fire of the bath and shower production facility in Avranches, France, and a loss from the sale of 80.1% of the share of Sanitec Johnson Suisse. Extraordinary expenses in December 31, 2003 include impairment recorded for goodwill in connection with the sale of the vacuum sewage systems segment announced in March 2004. The impairment has no tax consequences.

         US GAAP has a more restrictive definition of "extraordinary items" and only items that are both unusual in nature and infrequent in occurrence are classified as "extraordinary". In practice, extraordinary items are rarely presented. If presented, extraordinary items are net of tax. None of

                SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY the items classified as extraordinary in the consolidated statement of operations of the Predecessor for the period from January 1, 2001 to June 7, 2001 and for the Successor for the period from June 8, 2001 to December 31, 2001 and the year ended December 31, 2003 would be classified as extraordinary items under US GAAP.

         Under US GAAP, the operating profit of the continued operations would have been EUR24.1 million, EUR(3.8) million, EUR75.5 million and EUR82.9 million for the financial periods January 1 to June 7, 2001 and June 8 to December 31, 2001 and for the years ended December 31, 2002 and December 31, 2003, respectively. The operating profit of the discontinued operations would have been EUR3.2 million, EUR0.7 million, EUR1.5 million and EUR(15.6) million for the financial periods January 1 to June 7, 2001 and June 8 to December 31, 2001 and for the years ended December 31, 2002 and December 31, 2003, respectively.

   (III) CLASSIFICATION OF ASSETS

         Under Finnish GAAP, the balance sheet presentation is determined by statutory regulations. Provisions must be separately reported. Under US GAAP, the order of presentation of assets on the balance sheet is determined by liquidity with assets and liabilities classified as either current or non-current.

                SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY

24.      ADDITIONAL DISCLOSURES

         The following disclosures are included to comply with US GAAP and the US Securities and Exchange Commission's regulations for foreign registrants. As indicated, certain disclosures are presented on a Finnish GAAP measurement basis.

A)       VALUATION AND QUALIFYING ACCOUNTS

         Inventories and Accounts and Other Receivables are accounted for net of the following valuation allowances and allowances for doubtful accounts under Finnish GAAP:

INVENTORIES

                                      BALANCE AT
PREDECESSOR                          BEGINNING OF                                                BALANCE AT END
SANITEC OYJ                             PERIOD             ADDITIONS           DEDUCTIONS           OF PERIOD
--------------------------------    ----------------     ---------------    -----------------    ----------------
     June 7, 2001                        16.2                 2.9                (1.4)                17.7

SUCCESSOR                             BALANCE AT
SANITEC OY, FORMERLY POOL            BEGINNING OF                                                BALANCE AT END
ACQUISITION HELSINKI OY                 PERIOD             ADDITIONS           DEDUCTIONS           OF PERIOD
--------------------------------    ----------------     ---------------    -----------------    ----------------
     December 31, 2001                   16.2                 6.4                (4.1)                18.5
     December 31, 2002                   18.5                 3.4                (4.6)                17.3
     December 31, 2003                   17.3                 5.2                (2.8)                19.7

ACCOUNTS AND OTHER RECEIVABLES

                                      BALANCE AT
PREDECESSOR                          BEGINNING OF                                                BALANCE AT END
SANITEC OYJ                             PERIOD             ADDITIONS          DEDUCTIONS            OF PERIOD
--------------------------------    ----------------     --------------     ----------------     ----------------
      June 7, 2001                        6.0                 0.5                (0.4)                 6.1

SUCCESSOR                             BALANCE AT
SANITEC OY, FORMERLY POOL            BEGINNING OF                                                BALANCE AT END
ACQUISITION HELSINKI OY                 PERIOD             ADDITIONS          DEDUCTIONS            OF PERIOD
--------------------------------    ----------------     --------------     ----------------     ----------------
      December 31, 2001                   6.0                 2.1                (0.8)                 7.3
      December 31, 2002                   7.3                 2.7                (2.5)                 7.5
      December 31, 2003                   7.5                 4.6                (1.7)                10.4

                SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY

B)       RESTRUCTURING TRANSACTIONS

         Changes to the restructuring provisions recorded under Finnish GAAP and under US GAAP are as follows:

                                                                          PREDECESSOR
                                                                          -----------
                                             RESTRUCTURING      RESTRUCTURING     CHARGED AGAINST    RESTRUCTURING
                                              PROVISION AT       CHARGES (1)         PROVISION        PROVISION AT
                                              DECEMBER 31,     JAN 1 - JUNE 7,    JAN 1 - JUNE 7,       JUNE 7,
                                                  2000               2001               2001              2001
                                                  ----               ----               ----              ----
Severance and other employee costs........         3.8               0.2                (0.2)              3.8
Plant closure and business exit costs.....         3.6               0.2                (0.2)              3.6
                                                  ----               ---                ----              ----
Total restructuring in accordance with US
    GAAP..................................         7.4               0.4                (0.4)              7.4
95-3 adjustments from Finnish GAAP into
    US GAAP...............................         7.2               1.7                (1.1)              7.8
                                                  ----               ---                ----              ----
Total provisions for restructuring in
    accordance with Finnish GAAP..........        14.6               2.1                (1.5)             15.2
                                                  ====               ===                ====              ====

                                                                           SUCCESSOR
                                                                           ---------
                                             RESTRUCTURING      RESTRUCTURING     CHARGED AGAINST    RESTRUCTURING
                                              PROVISION AT       CHARGES (2)         PROVISION        PROVISION AT
                                                JUNE 8,        JUNE 8 - DEC 31,     JUNE 8 - DEC      DECEMBER 31,
                                                  2001               2001             31, 2001            2001
                                                  ----               ----             --------            ----
Severance and other employee costs........        --                 23.8                (4.7)             19.1
Plant closure and business exit costs.....        --                  7.0                (1.2)              5.8
                                                  --                 ----               -----              ----
Total restructuring in accordance with US
    GAAP..................................        --                 30.8                (5.9)             24.9
95-3 adjustments from Finnish GAAP into
    US GAAP...............................        --                 29.2                (4.4)             24.8
                                                  --                 ----               -----              ----
Total provisions for restructuring in
    accordance with Finnish GAAP..........        --                 60.0               (10.3)             49.7
                                                  ==                 ====               =====              ====

                SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY

                                                                           SUCCESSOR
                                                                           ---------
                                             RESTRUCTURING     RESTRUCTURING     CHARGED AGAINST     RESTRUCTURING
                                              PROVISION AT      CHARGES (3)       PROVISION (4)      PROVISION AT
                                              DECEMBER 31,    JAN 1 - DEC 31,    JAN 1 - DEC 31,     DECEMBER 31,
                                                  2001              2002              2002               2002
                                                  ----              ----              ----               ----
Severance and other employee costs........         19.1               4.3              (9.7)              13.7
Plant closure and business exit costs.....          5.8               1.1              (3.1)               3.8
                                                   ----              ----             -----               ----
Total restructuring in accordance with US
    GAAP..................................         24.9               5.4             (12.8)              17.5
95-3 adjustments from Finnish GAAP into
    US GAAP...............................         24.8              20.2             (11.9)              33.1
                                                   ----              ----             -----               ----
Total provisions for restructuring in
    accordance with Finnish GAAP..........         49.7              25.6             (24.7)              50.6
                                                   ====              ====             =====               ====

                                                                           SUCCESSOR
                                                                           ---------
                                             RESTRUCTURING     RESTRUCTURING     CHARGED AGAINST    RESTRUCTURING
                                              PROVISION AT      CHARGES (5)         PROVISION        PROVISION AT
                                              DECEMBER 31,    JAN 1 - DEC 31,    JAN 1 - DEC 31,     DECEMBER 31,
                                                  2002              2003              2003               2003
                                                  ----              ----              ----               ----
Severance and other employee costs........         13.7              12.6             (14.2)              12.1
Plant closure and business exit costs.....          3.8               0.5              (3.5)               0.8
                                                   ----              ----             -----               ----
Total restructuring in accordance with US
    GAAP..................................         17.5              13.1             (17.7)              12.9
Adjustments from Finnish GAAP into US GAAP         33.1               0.5              (3.7)              29.9
                                                   ----              ----             -----               ----
Total provisions for restructuring in
    accordance with Finnish GAAP..........         50.6              13.6             (21.4)              42.8
                                                   ====              ====             =====               ====

____________

(1) Includes EUR0.4 million recorded as a purchase accounting adjustment related to the Twyford acquisition in accordance with US GAAP.
(2) Includes EUR 30.8 million recorded as a purchase accounting adjustment related to the Sanitec acquisition in accordance with US GAAP.
(3) Includes EUR4.3 million recorded as a purchase accounting adjustment related to the Sanitec Acquisition in accordance with US GAAP and EUR1.1 million recorded as a restructuring provision in accordance with EITF issue No. 94-3
(6) EITF issue No. 95-3 adjustments include EUR(13.1) million charged to income statement in accordance with US GAAP and EUR1.2 million of unused provisions reversed to Goodwill.
(7) Includes EUR3.5 million recorded in accordance with SFAS No. 88, EUR8.9 million recorded in accordance with SFAS No. 112 and EUR0.8 million recorded in accordance with SFAS No. 146.

         In connection with the purchase accounting of Twyford and Sanitec Oyj, the management initiated various restructuring measures in the Group or company acquired. Under Finnish GAAP, there is no specific guidance to prescribe the type and timing of restructuring costs that are recorded in connection with purchase accounting. Under US GAAP, restructuring costs related to the activities of an acquired company are recognized in accordance with the criteria as specified by EITF issue No. 95-3. Adjustments to restructuring costs have therefore been made until one year had elapsed from the date of acquisition in question.

                SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY

         In connection with Twyford acquisition in January 2001, the management of Sanitec initiated restructuring measures in Twyford primarily involving closing an office in the Far East and some reductions in staff in the United Kingdom. As a result of these measures three employees were terminated by the end of 2001. The reversal of the restructuring charges during period from January 1, 2001 to June 7, 2001, relates primarily to restructuring costs recognized under Finnish GAAP, which are not in accordance with the criteria specified by EITF issue No. 95-3, and costs that will have future economic benefit.

         In connection with the purchase accounting of Sanitec Oyj as of June 7, 2001, the management of Sanitec Oy, formerly Pool Acquisition Helsinki Oy initiated a number of restructuring measures in the Group. The major actions included in this plan were closures of four ceramic factories, two in the United Kingdom, one in Germany and one in Belgium, reorganizing of operations in the train sector of our vacuum sewage systems segment Evac in Sweden and Germany and reorganizing our administrative functions in Italy. The measures in Evac and Italy were initiated already during 2001 and were substantively carried out by the end of 2002. Two ceramics factories were closed during 2002, one in the United Kingdom and another in Germany. The remaining measures were substantively carried out during 2003. Approximately 135 employees, 255 employees and 141 employees were terminated as a result of these restructuring measures in the year 2001, 2002 and 2003 respectively.

         In December 2001, the EUR29.2 million reversal of the restructuring charges relates primarily to restructuring costs recognized under Finnish GAAP, which are not in accordance with the criteria specified by EITF issue No. 95-3. In 2002, a further adjustment of EUR20.2 million was recorded for restructuring costs recognized under Finnish GAAP, which were not in accordance with the criteria specified by EITF issue No. 95-3.

         In 2003, the management of the Group initiated further restructuring measures in various countries. The major actions initiated include closures of certain production lines in our ceramics factory in the Netherlands, and bath and shower factories in Germany and France. The measures include reductions in staff in the sales and general administration functions in the Netherlands, France and Italy. Most of the measures were initiated already in 2003 and will be completed by the end of 2004. A total of 239 employees will be made redundant as a result of these actions, 121 of which already in 2003.

         Under Finnish GAAP, EUR13.6 million was recorded as restructuring provision and charged to income as other operating expense. Under US GAAP, the restructuring measures were accounted for in accordance with SFAS No. 88, "EMPLOYERS' ACCOUNTING FOR SETTLEMENTS AND CURTAILMENTS OF DEFINED BENEFIT PENSION PLANS AND FOR TERMINATION BENEFITS", SFAS No. 112, "EMPLOYERS' ACCOUNTING FOR POSTEMPLOYMENT BENEFITS AN AMENDMENT OF FASB STATEMENTS NO. 5 AND 43" and SFAS No. 146 "ACCOUNTING FOR COSTS ASSOCIATED WITH EXIT OF DISPOSAL ACTIVITIES". Of the total amount, EUR3.5 million, EUR8.9 million and EUR0.8 million were recorded in accordance with SFAS No. 88, SFAS No. 112 and SFAS No. 146, respectively. The adjustment was recorded for restructuring costs under Finnish GAAP, which are not in accordance with criteria specified by SFAS No. 88, SFAS No. 112 or SFAS No. 146 and costs that will have future economic benefit.

                SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY

C)       ADDITIONAL BUSINESS COMBINATIONS DISCLOSURES

TRANSITIONAL DISCLOSURE FOR ADOPTION OF SFAS NO. 142

         The following table reconciles previously reported net income as if the provisions of SFAS No. 142 were in effect prior to January 1, 2002:

                                          PREDECESSOR                              SUCCESSOR
                                          -----------                              ---------
                                          SANITEC OYJ          SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY
                                          PERIOD FROM
                                          JANUARY 1-
                                            JUNE 7,             JUNE 8 -           YEAR ENDED          YEAR ENDED
                                             2001          DECEMBER 31, 2001   DECEMBER 31, 2002   DECEMBER 31, 2003
                                             ----          -----------------   -----------------   -----------------
                                                  (AMOUNTS IN MILLIONS OF EURO EXCEPT PER SHARE AMOUNTS)
Reported net income (loss) in
   accordance with US GAAP..........         11.8                 (36.7)              (63.6)              (61.3)
Add back: Goodwill amortization.....          3.5                  14.3                --                  --
Add back: Trademark amortization....          2.4                   3.2                --                  --
                                             ----                 -----               -----               -----
Adjusted net income (loss) in
   accordance with US GAAP..........         17.7                 (19.2)              (63.6)              (61.3)

Basic and diluted earnings per share:
Net income in accordance with US
   GAAP.............................          0.2
Goodwill amortization...............          0.1
Trademark amortization..............          0.0
                                             ----
Adjusted net income (loss) in
   accordance with US GAAP..........          0.3

                SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY

ACQUIRED INTANGIBLE ASSETS

         The gross carrying amount and accumulated amortization of the purchased intangible assets of continuing operations under US GAAP were as follows:

                                                                                      SUCCESSOR
                                                                                      ---------
                                                                  SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY
                                                                  -------------------------------------------------
                                                                               AS OF DECEMBER 31, 2002
                                                                               -----------------------
                                                                                     WEIGHTED
                                                                                      AVERAGE
                                                                GROSS CARRYING     AMORTIZATION        ACCUMULATED
                                                                    AMOUNT            PERIOD           AMORTIZATION
                                                                    ------            ------           ------------
                                                                 (AMOUNTS IN MILLIONS OF EURO EXCEPT WEIGHTED AVERAGE
                                                                            AMORTIZATION PERIOD IN YEARS)
           Amortizing intangible assets:
                  Customer relations............................     32.1                30               (1.7)
                  Other Assets..................................     31.3                 5              (22.3)
                                                                     ----                                -----
           Total................................................     63.4                                (24.0)
                                                                     ====                                =====
           Nonamortizing intangible assets:
                  Trademarks....................................    327.2               --                (4.7)

                                                                                      SUCCESSOR
                                                                                      ---------
                                                                  SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY
                                                                  -------------------------------------------------
                                                                               AS OF DECEMBER 31, 2003
                                                                               -----------------------
                                                                                     WEIGHTED
                                                                                      AVERAGE
                                                                GROSS CARRYING     AMORTIZATION        ACCUMULATED
                                                                    AMOUNT            PERIOD           AMORTIZATION
                                                                    ------            ------           ------------
                                                                 (AMOUNTS IN MILLIONS OF EURO EXCEPT WEIGHTED AVERAGE
                                                                            AMORTIZATION PERIOD IN YEARS)
           Amortizing intangible assets:
                  Customer relations............................     32.1                30               (2.7)
                  Other Assets..................................     36.2                 5              (28.8)
                                                                    -----                                 ----
           Total................................................     68.3                                (31.5)
                                                                    =====                                 ====
           Nonamortizing intangible assets:
                  Trademarks....................................    317.5               --                (4.7)

         The gross carrying amount and accumulated amortization of the purchased intangible assets of discontinued operations under US GAAP were as follows:

                SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY

                                                                                      SUCCESSOR
                                                                                      ---------
                                                                  SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY
                                                                  -------------------------------------------------
                                                                               AS OF DECEMBER 31, 2002
                                                                               -----------------------
                                                                                     WEIGHTED
                                                                                      AVERAGE
                                                                GROSS CARRYING     AMORTIZATION        ACCUMULATED
                                                                    AMOUNT            PERIOD           AMORTIZATION
                                                                    ------            ------           ------------
                                                                 (AMOUNTS IN MILLIONS OF EURO EXCEPT WEIGHTED AVERAGE
                                                                            AMORTIZATION PERIOD IN YEARS)
           Amortizing intangible assets:
                  Customer relations............................      6.5                14               (0.6)
                  Patens and unpatented technology..............     12.4                12               (1.8)
                  Other Assets..................................      4.3                 5               (3.0)
                                                                     ----                                 ----
           Total................................................     23.2                                 (5.4)
                                                                     ====                                 ====
           Nonamortizing intangible assets:
                  Trademarks....................................     18.7               --                (0.3)

                                                                                      SUCCESSOR
                                                                                      ---------
                                                                  SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY
                                                                  -------------------------------------------------
                                                                               AS OF DECEMBER 31, 2003
                                                                               -----------------------
                                                                                     WEIGHTED
                                                                                      AVERAGE
                                                                GROSS CARRYING     AMORTIZATION        ACCUMULATED
                                                                    AMOUNT            PERIOD           AMORTIZATION
                                                                    ------            ------           ------------
                                                                 (AMOUNTS IN MILLIONS OF EURO EXCEPT WEIGHTED AVERAGE
                                                                            AMORTIZATION PERIOD IN YEARS)
           Amortizing intangible assets:
                  Customer relations............................      6.5                14               (1.1)
                  Patens and unpatented technology..............     12.4                12               (2.7)
                  Other Assets..................................      4.8                 5               (3.6)
                                                                     ----                                 ----
           Total................................................     23.7                                 (7.4)
                                                                     ====                                 ====
           Nonamortizing intangible assets:
                  Trademarks....................................     18.7               --                (0.3)

         Aggregate amortization expense for amortizing intangible assets of the continuing operations for the years ended December 31, 2002 and December 31, 2003 were EUR(3.2) million and EUR(2.7) million, respectively. Estimated amortization expense for the next five years is EUR(2.7) million in 2004, EUR(2.7) million in 2005, EUR(2.6) million in 2006, EUR(2.4) million in 2007 and EUR(2.4) million in 2008.

         Aggregate amortization expense for amortizing intangible assets of the discontinued operations for the years ended December 31, 2002 and December 31, 2003 were EUR(1.8) million and EUR(1.8) million, respectively.

GOODWILL BY SEGMENT

         In accordance with US GAAP, the goodwill by segment were as follows:

                SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY

                                          PREDECESSOR                              SUCCESSOR
                                          -----------                              ---------
                                          SANITEC OYJ          SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY
                                          -----------          -------------------------------------------------
                                          PERIOD FROM
                                          JANUARY 1-          PERIOD FROM
                                            JUNE 7,             JUNE 8 -           YEAR ENDED          YEAR ENDED
                                             2001          DECEMBER 31, 2001   DECEMBER 31, 2002   DECEMBER 31, 2003
                                             ----          -----------------   -----------------   -----------------
                                                  (AMOUNTS IN MILLIONS OF EURO EXCEPT PER SHARE AMOUNTS)
Continued operations:
    Bathroom ceramics                         60.1                267.7               267.6               267.0
    Bath and shower products                  25.9                121.4               121.5               119.5
                                              ----                -----               -----               -----
Total                                         86.0                389.1               389.1               386.5

Discontinued operations:
    Vacuum sewage systems                      6.5                 29.3                28.6                 7.8

D)       WARRANTY RESERVES

         The Group's warranty policy provides for coverage of certain products. The Group's policy is to accrue estimated costs of warranty coverage at the date the sale is recorded. The Group establishes its warranty reserves based on historical data or warranty transactions. Components at the reserve for warranty costs for the financial years are as follows:

                SANITEC OY, FORMERLY POOL ACQUISITION HELSINKI OY

                                                                              (AMOUNTS IN MILLIONS OF EURO)
           Beginning balance at December 31, 2000.......................                  7.9

                  Additions related to January 1 - June 7, 2001 sales......               1.0
                  Warranty costs incurred in January 1 - June 7, 2001......              (1.5)
                  Adjustments to accruals related to prior year sales......               0.3
                                                                                          ---

           Ending balance at June 7, 2001..............................                   7.7

                  Additions related to June 8 - December 31, 2001 sales.......            1.4
                  Warranty costs incurred in June 8 - December 31, 2001.......           (2.4)
                  Adjustments to accruals related to prior year sales.........            0.2
                                                                                          ---

           Ending balance at December 31, 2001.........................                   6.9

                  Additions related to year 2002 sales....................                3.7
                  Warranty costs incurred in year 2002....................               (4.7)
                  Adjustments to accruals related to prior year sales.....                0.6
                                                                                          ---

           Ending balance at December 31, 2002.........................                   6.5

                  Additions related to year 2003 sales....................                4.6
                  Warranty costs incurred in year 2003....................               (1.9)
                  Adjustments to accruals related to prior year sales.....               (0.8)

           Ending balance at December 31, 2003.........................                   8.4
                                      === =====                                           ===

E)       OTHER DISCLOSURES

         Shipping and handling costs of EUR(18.1) million, EUR(17.5) million, EUR(32.7) million and EUR(30.2) million are recorded in outside services during the periods from January 1 to June 7, 2001 and June 8 to December 31, 2001 and during the years ended December 31, 2002 and December 31, 2003, respectively.